Form 20-F
period 2020-12-31
Baosheng Media Group Holdings Ltd
filed 2021-04-30
CIK 1811216

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-39977

Baosheng Media Group Holdings Limited
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Room 901, Block B Jinqiu International Building, No. 6 Zhichun Road Haidian District, Beijing, China +86-010-82088021
(Address of Principal Executive Offices)

Wenxiu Zhong, Chief Executive Officer Room 901, Block B Jinqiu International Building, No. 6 Zhichun Road Haidian District, Beijing, China +86-010-82088021
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0005 per share	BAOS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 20,400,000 ordinary shares, par value $0.0005 per share (“Ordinary Shares”), as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes ☐    No ☐

INTRODUCTION

“We,” “us,” “our,” or the “Company” are to Baosheng Media Group Holdings Limited, a Cayman Islands exempted company with limited liability, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

Conventions that apply to this annual report

•	“Affiliated Entities” are to our subsidiaries;

•	“An Rui Tai BVI”, are to AnRuiTai Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2018, owned as to 90% by Ms. Wenxiu Zhong and 10% by Mr. Sheng Gong;

•	“Baosheng BVI” are to Baosheng Media Group Limited, a BVI (as defined below) business company incorporated with limited liability under the laws of the BVI;

•	“Baosheng Group” are to Baosheng Media Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

•	“Baosheng Hong Kong” are to Baosheng Group’s wholly owned subsidiary, Baosheng Media Group (Hong Kong) Holdings Limited, a Hong Kong company with limited liability;

•	“Baosheng Technology” are to Baosheng Technology (Horgos) Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng (as defined below);

•	“Beijing Baosheng” or “WFOE” are to Beijing Baosheng Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Deng Guan BVI” are to Deng Guan Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is wholly owned by Mr. Hui Yu;

•	“EJAM BVI” are to EJAM New Media Holdings Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is a direct wholly owned subsidiary of EJAM International (as defined below);

•	“Etone Investment” are to Etone Investment Development Limited, a BVI business company incorporated in the BVI with limited liability in May 2016 and is wholly owned by Mr. Baotian Guo;

•	“Everlasting Innovation” are to Everlasting Innovation Development Limited, a business company incorporated in the BVI with limited liability in July 2018 and is wholly owned by Mr. Kei Ming Wang;

•	“Horgos Baosheng” are to Horgos Baosheng Advertising Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

•	“Kashi Baosheng” are to Kashi Baosheng Information Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

•	“PBCY Investment” are to PBCY Investment Limited, a business company incorporated in the BVI with limited liability in November 2018, and is owned as to 86.35% by Pubang Landscape (as defined below) through Pubang Hong Kong (as defined below) and 13.65% by Mr. Chan through CYY Holdings;

•	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0005 per share;

•	“Warrants” are to the warrants we issued to the Selling shareholders in a private placement closed on March 18, 2021. One Warrant includes the right to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share; and

•	“we,” “us,” or the “Company” are to one or more of Baosheng Group, and its subsidiaries, as the case may be.

Glossary of Technical Terms

•	“ad inventory” are to the space available to advertisers on digital platforms in the online marketing industry;

•	“ad” are to an advertisement;

•	“audiences” are to the recipients of information (including advertisements);

•	“authorized agency status” are to the qualification to serve as a designated agency for the media in identifying and procuring advertisers to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment. See “Item 4. Information on the Company — 4.B. Business Overview” in this annual report for more information on our authorized agency status with media.

•	“feed” are to an internet service in which updates from electronic information sources are presented in a continuous stream;

•	“in-feed ad” are to a form of ads that are typically placed in article and content feeds and mimic the surrounding site design and aesthetics so that the articles or content feeds are mixed with the in-feed ads providing the audience an uninterrupted content flow;

•	“KOL marketing” are to a form of marketing activities by which a brand, advertising agency or media works with individuals, also known as key opinion leaders, or KOLs, to drive brand messages to meet strategic goals;

•	“key opinion leaders” or “KOL” are to individuals deemed to have the potential to create engagement, drive conversation or sell products or services with the intended target audience. These individuals can range from being celebrities to more micro-targeted professional or nonprofessional “peers”;

•	“mobile app ad” are to a form of ads which are served on apps in various formats such as display ads and video ads, and for the purpose of this annual report excluding in-feed ads;

•	“mobile app” are to a computer program or software application designed to run on a mobile device such as phone, tablet, or watch;

•	“social media marketing” are to the use of social media platforms and websites to promote a product or service, including the distribution of KOL content which may be framed as testimonial advertising where they play the role of a potential buyer themselves, or they may be third parties;

•	“ad currency unit” are to a kind of virtual currency that needs to be purchased from relevant media for use in acquiring their ad inventory;

•	“CPA” are to cost per acquisition, an online advertising pricing model where the advertiser pays for a specified acquisition;

•	“CPC” are to cost per click, an online advertising pricing model where an advertiser pays a media (typically a search engine, website owner, or a network of websites) when the ad is clicked;

•	“CPM” are to cost per mille, an online advertising pricing model where an advertiser pays for one thousand views or clicks of an advertisement;

•	“CPP” are to cost per post, an online advertising pricing model where an advertiser pays for each posting of contents, usually by a KOL;

•	“CPT” are to cost per time, an online advertising pricing model where an advertiser pays for an advertisement to be placed for a set amount of time;

•	“DMP” are to data management platform, a technology platform used for collecting and managing data, mainly for digital marketing purposes;

•	“DSP” are to demand-side platform, a system that allows buyers of digital advertising inventory to manage multiple ad exchange and data exchange accounts through one interface;

•	“gross billing” are to the actual dollar amount of advertising spend of advertisers, net of any rebates and discounts given to those advertisers;

•	“gross media costs” are to the costs paid to media for acquisition of ad inventory without being offset by rebates received from media;

•	“media costs” are to the costs for acquisition of ad inventory or other advertising services from media and other advertising service providers as offset by rebates we receive from the relevant media and advertising service providers (if any);

•	“performance-based advertising” are to a form of advertising in which the purchaser pays only when there are measurable results (e.g., number of purchases, downloads, and registrations);

•	“SEM” are to search engine marketing, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services; and

•	“SSP” are to supply-side platform, a technology platform to enable media owners to manage their ad inventory, fill it with ads, and receive income.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	assumptions about our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•	our ability to execute our growth, and expansion, including our ability to meet our goals;

•	current and future economic and political conditions;

•	our ability to compete in the highly-competitive advertising service industry;

•	our capital requirements and our ability to raise any additional financing which we may require;

•	our ability to attract clients and further enhance our brand recognition;

•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•	trends and competition in the advertising service industry;

•	the future development and spread of COVID-19; and

•	other assumptions described in this annual report underlying or relating to any forward-looking statements.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our Company. The selected consolidated statements of operations data for the fiscal years ended December 31, 2020, 2019 and 2018, and balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2018 are derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results for any future periods. You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

Selected Statements of Operations Information

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$11,911,229	$17,846,900	$16,156,876
Cost of revenues	(1,256,353)	(1,855,164)	(1,469,927)
Gross profit	10,654,876	15,991,736	14,686,949

Operating Expenses
Selling and marketing expenses	(947,834)	(411,391)	(450,779)
General and administrative expenses	(4,063,867)	(5,129,987)	(4,547,071)
Total Operating Expenses	(5,011,701)	(5,541,378)	(4,997,850)

Income from Operations	5,643,175	10,450,358	9,689,099

Interest expense, net	(183,896)	(48,311)	(192,140)
Subsidy income	955,439	819,755	189,683
Other income (expenses), net	638,611	(65,754)	(187,690)
Income Before Income Taxes	7,053,329	11,156,048	9,498,952

Income tax benefit (expense)	(108,638)	18,528	(306,042)

Net Income	$6,944,691	$11,174,576	$9,192,910

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	2,531,676	(333,548)	(1,371,911)
Comprehensive Income	$9,476,367	$10,841,028	$7,820,999

Weighted average number of ordinary share outstanding
Basic and Diluted	20,400,000	20,254,247	20,000,000

Earnings per share
Basic and Diluted	$0.34	$0.55	$0.46

Dividend distributed per common share
Basic and Diluted	$-	$-	$0.36

Selected Balance Sheets Information:

	December 31, 2020	December 31, 2019	December 31, 2018
Total Current Assets	$92,072,530	$82,408,637	$76,703,859
Total Assets	$93,340,508	$84,801,943	$77,437,870
Total Current Liabilities	$51,679,647	$49,433,839	$54,567,014
Total Liabilities	$51,679,647	$52,617,449	$57,892,135
Total Shareholders’ Equity	$41,660,861	$32,184,494	$19,545,735

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

•	If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

•	Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

•	As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

•	Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

•	We are in the highly competitive online advertising service industry and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

•	If we fail to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising industry, our revenues and growth could be adversely affected.

Risks Related to Doing Business in China

•	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

•	Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

•	We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in China.

•	Since Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng are frozen by court order, we may experience restrictions in exercising our rights as the shareholder of Horgos Baosheng and Kashi Baosheng.

•	Failure to obtain or maintain any preferential tax treatments, or the discontinuation, reduction or delay of any preferential tax treatments available to us in China could adversely affect our results of operations and financial condition.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

•	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

•	Shares eligible for future sale may adversely affect the market price of our Ordinary Shares if the shares are successfully listed on Nasdaq or other stock markets, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

•	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

•	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Risks Related to Our Business and Industry

Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

We derive our revenue (i) from rebates and incentives offered by media (or their authorized agencies) for procuring advertisers to place advertisements with them, which are usually calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) from net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing) net of the media costs and other costs of procuring advertising services we incurred on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with our advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies).

The willingness of advertisers to spend their online advertising budget through us is critical to our business and our ability to generate grossing billing. Our advertisers’ demand for advertising services can be influenced by a variety of factors including:

(i)	Macro-economic and social factors: domestic, regional and global social, economic and political conditions (such as concerns over a severe or prolonged slowdown in China’s economy and threats of political unrest), economic and geopolitical challenges (such as trade disputes between countries such as the United States and China), economic, monetary and fiscal policies (such as the introduction and winding-down of qualitative easing programs).

(ii)	Industry-related factors: such as the trends, preferences and habits of audiences towards online media and their receptiveness towards online advertising as well as the development of emerging and varying forms of online media and contents.

(iii)	Advertiser-specific factors: an advertiser’s specific development strategies, business performance, financial condition and sales and marketing plans.

A change in any of the above factors may result in significant cutbacks on advertising budgets by our advertisers, which would not only result in a reduction of our revenue, but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Besides, media (or their authorized agencies) may change the rebate and incentive policies offered to us based on the prevailing economic outlook, competitive landscape of the online advertising market, and their own business strategy and operational targets. For instance, a media may reduce the rate of rebates offered to us for reason of changes in its business strategies, resource reallocation, increased popularity and demand for their media resources, or may adjust their incentive programs or their benchmarks and measuring parameters for incentive offerings based on their changing marketing and target audience strategies. If media impose rebate and incentive policies that are less favorable to us, our revenue, results of operations and financial condition may be adversely affected.

On the other hand, we may offer rebates to our advertisers. The level of rebates we offer to our advertisers is determined case by case with reference to the rebates and incentives we are entitled to receive from the relevant media (or its authorized agency), an advertiser’s committed total spend, our business relationships with such advertiser and the competitive landscape in the online advertising industry. If it emerges that an increase in the rate of rebate to our advertisers is necessary for us to remain competitive or align with the emerging competitive environment, our revenue and profitability may reduce. As a result, our results of operations and financial condition could be materially and adversely affected.

If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

We regard our business value as revolving around our ability to serve the needs of two major business stakeholders: advertisers and media. Further, our main sources of revenue are (i) rebates and incentives from media (or their authorized agencies); and (ii) the net fees we earn from advertisers. Hence, our success depends on our ability to, among other things, develop and maintain relationships with our existing advertisers and media partners and attract new ones.

Relationship with our advertisers

Our advertiser base comprises direct advertisers, as well as third-party advertising agencies which places advertisements for their advertiser clients through us. Leveraging the reputation of our service quality and our status as authorized agency of a number of popular media, the number of advertisers we served grew from 364 in 2018 to 438 in 2019, and decreased slightly to 410 in 2020.

We would usually enter into framework agreements with advertisers who intend to acquire ad inventory through us over a period of time (usually a year or shorter). If we are asked to run a specific advertising campaign for a short period (usually for our social media marketing services), we may enter into one-off agreements with the advertisers. Our contracts with our advertisers generally do not include exclusive obligations to use our services, and our advertisers are generally free to place their ads through other advertising agencies or work with multiple advertising agencies on a specific advertising campaign.

If our relationships with our advertisers deteriorate for any reason (for instance, our advertiser is dissatisfied with the effectiveness of the advertising campaigns run through us), or our advertisers switch to other advertiser because they are offer better terms (such as more competitive rebates and discounts), or if our advertisers reduce their advertising budget to be spent through us, they may reduce or cease using our advertising services.

Hence, we cannot assure you that our advertisers will continue to use our services or that we will be able to replace, in a timely or effective manner, departing advertisers with potential new advertisers. If we fail to retain our existing advertiser base or increase their advertising spend through us, or to provide effective advertising services or pricing structures to attract new advertisers, the demand for our advertising services will not grow and may even decrease, which could materially and adversely affect our revenue and profitability.

Relationship with our media

We have established and maintained relationships with a wide range of media and their authorized agencies as well as agencies of KOLs, which offer our advertisers a diverse choices ad formats, including search ads, in-feed ads, mobile app ads and social media ads. Our future growth will depend on our ability to maintain our relationships with existing media partners as well as building partnerships with new media.

In particular, we act as authorized agency for some popular online media, such as Sogou (搜狗), sm.cn (神马), ByteDance (巨量引擎), Tik Tok (抖音视频), to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year, and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

Hence, there is no assurance that we can maintain stable business relationships with any media or their authorized agencies. Further, there is no guarantee that the media will continue to rely on authorized agencies to acquire and serve advertisers. Besides, our relationships with our media could be adversely affected if we cannot meet the target minimum advertising spend stipulated in the relevant agency agreements.

If any media ends its cooperative relationship with us or terminates our authorized agency status, or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertisers deflection, and suffer revenue drop. As a result, our business, results of operations, financial condition and prospects might be materially and adversely affected.

Also, our business depends on our media to deliver their advertising services on their platforms (such as search engines, mobile apps and social media platforms), which in turn rely on the performance, reliability and stability of the internet infrastructure and telecommunications systems. Since we rely on the performance of our media to deliver ads for our advertisers, any interruption or failure of their information technology and communications systems may undermine the delivery of our advertising services and cause us to lose advertisers. All in all, any interruption or failure of the internet infrastructure and telecommunications systems could impair our ability to effectively deliver ads and provide our services, and could cause us to lose advertisers, and our business, financial condition and results of operations would be adversely affected.

In addition, we depend on the accuracy and genuineness of advertising performance data and other data provided by media in evaluating the effectiveness of our advertisers’ advertising campaigns and calculating the amount of rebates or incentives that we are entitled to receive from our media. If the advertising performance data or other data provided by media is inaccurate or fraudulent, it may undermine our optimization efforts to achieve better performance for our advertisers’ ads. This could also result in disputes with our advertisers and media, harm to our reputation and loss of our advertisers and media, and adversely affect our business, results of operations and financial condition.

Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

Our gross accounts receivable decreased from $60.8 million as of December 31, 2018 to $57.1 million as of December 31, 2019, and increased to $69.9 million as of December 31, 2020, of which $18.2 million, $16.2 million and $26.7 million, representing approximately 30.0%, 28.4%, and 38.2% of our gross accounts receivable, respectively, were outstanding for over six months as of the respective period end. As of December 31, 2020, we made bad debt allowance of $4.7 million against our gross outstanding accounts receivable.

We attributed our growth of our gross accounts receivable during the fiscal year ended December 31, 2020 to delayed payment from our customers as they were affected by the outbreak of COVID-19. We attributed the substantial growth of our gross accounts receivable during the fiscal years ended December 31, 2019 and 2018, particularly in the fiscal year 2018, partly to the growth in our gross billing (which represented 28.2% of our gross billing of $202.7 million for the fiscal year 2019 and 40.4% of our gross billing of $150.6 million for the fiscal year 2018), and the temporary delay and suspension of issuance of tax invoices by the relevant government authority of Horgos since April 2018, rendering us not being able to invoice our advertisers for their advertising spend, and effectively lengthening the actual collection periods of the receivables due from the affected advertisers. See also “— Risks relating to our business and industry — If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.”

Regardless, given our “agency-based” business model and that we earn our revenue on a net basis but have accounts receivable from advertisers based on our gross billing, we are particularly sensitive and susceptible to credit risk. Our gross accounts receivable as of December 31, 2020, 2019 and 2018 represented 51.8%, 28.2% and 40.4% of our gross billing, respectively, with gross accounts receivable outstanding over six months represented 19.8%, 8.0% and 12.1% of our gross billing for the fiscal years 2020, 2019 and 2018, respectively. While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our advertisers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow, and may result in material and adverse impact on our business operations, results of operations and financial condition.

As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

We reported net cash used in operating activities of $3.4 million for fiscal year 2020, net cash provided by operating activities of $9.4 million for the fiscal year 2019 and net cash used in operating activities of $7.3 million for fiscal year 2018. During the fiscal years ended December 31, 2020, 2019 and 2018, certain media we procured for our advertisers required prepayment or offer relatively short credit periods to us. While we have used reasonable endeavor to align credit terms granted to us in connection with a particular media when we offered credit terms to advertisers using the relevant media, in cases where we engaged in cross-selling of ad inventories or services of different media to our existing advertisers, we usually aligned the credit terms we offer to such advertisers to the most favorable terms offered to us among the media used. Moreover, we may offer more competitive terms to selected advertisers of established business relationship with us or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to us or at all. In addition, during the fiscal years ended December 31, 2020, 2019 and 2018, we were required by certain media (or their authorized agencies) to place deposits as performance security, among other nature, and we may elect to pay deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns. We consider the above practices to be generally in line with industry practice and competitive landscape, and we expect these practices to continue in the foreseeable future.

All the above have contributed to a temporal mismatch in our operating cash flow, as such impact is generally positively correlated with our business volume. As we further expand our business, our requirement for business running capital and other payments (such as capital expenditures) will increase. Our operations may not generate sufficient cash flows to meet our operating and capital requirements in the future. Historically we have utilized peer-to-peer and third-party short-term borrowings to supplement our operating cash flow shortage from time to time. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Cash Flows —Financing activities”. We cannot assure you that going forward we will be able to reverse back to a net operating cash inflow position, or generate sufficient cash inflow from our operations or obtain adequate debt or equity financing at reasonable costs, or at all, to meet such requirements. If we fail to successfully manage our working capital or acquire adequate funding to finance our expansion, our ability to pay our media and employees and otherwise fund our operations and expansion could be impaired, and our business, financial condition and results of operations may be materially and adversely affected.

Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

We substantially commenced developing our online advertising service business since the arrival of Ms. Wenxiu Zhong, our founder, chairperson of the board, and the chief executive officer of our Company, in 2015, and have since seen rapid growth. We expect we will continue to expand as we seek to expand our advertiser and media bases and explore new market opportunities, including establishing our own KOL network. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

•	our ability to maintain, expand and further develop our relationships with advertisers to meet their increasing demands;

•	our ability to maintain our first-tier agency relationships with our key media and further develop agency relationships with popular media of different and emerging media formats;

•	our ability to introduce and manage the development of new services;

•	the continued growth and development of the online advertising industry;

•	our ability to keep up with the technological developments or new business models of the rapidly evolving online advertising industry;

•	our ability to attract and retain qualified and skilled employees;

•	our ability to effectively manage our growth; and

•	our ability to compete effectively with our competitors in the online advertising industry.

We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition and future prospects.

Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2020, 2019 and 2018, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

During the fiscal years 2020, 2019 and 2018, we derived most of our revenues from a few customers. Our five largest customers in the fiscal years 2020, 2019 and 2018 accounted for 89.9%, 79.2% and 74.2% of our total revenue, respectively. Sogou, for which we have been an authorized agency since 2016, had been our top customer during the fiscal years 2020, 2019 and 2018, accounting for 68.9%, 45.6% and 45.3% of our revenue, respectively. Our top five customers during the fiscal years 2020, 2019 and 2018 include search engine operators, short-video platform operators, and advertising agencies who place ads for their advertiser clients through us. The identities of our customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Item 4. Information on the Company — 4.B. Business Overview — Customers.”

We typically enter into agency agreements (in case of media for which we are authorized agency) and framework agreements with these top customers with a term of one year or shorter, which are subject to renewal after expiry. Any failure to renew these agreements or any termination of such agreements may have a material adverse impact on our results of operations.

There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a customer. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from one or more of these significant customers, or any downward adjustment of the rates of rebates and incentives paid by media (or their authorized agencies), could materially and adversely affect our revenue and profit. Furthermore, if any significant advertiser or media terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable advertiser or media in a timely manner, or at all.

We are in the highly competitive online advertising service industry and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

There are numerous companies that specialize in the provision of online advertising services in China. We compete primarily with our competitors and potential competitors for access to quality ad inventory, agency relationships with popular media, and advertiser base. The online advertising industry in China is rapidly evolving. Competition can be increasingly intensive and is expected to increase significantly in the future. Increased competition may result in price reductions for advertising services, decrease in the rates of rebates and incentives offered by media to their authorized agencies, reduced margins and loss of our market share. We compete with other competitors in China primarily on the following bases:

•	brand recognition;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	creativity in design and contents of ads;

•	optimization capability;

•	pricing, rebate and discount policies;

•	strategic relationships; and

•	hiring and retention of talented staff.

Our existing competitors may in the future achieve greater market acceptance and recognition, secure authorized agency status with increasing number of popular media, and gain a greater market share. It is also possible that potential competitors may emerge and acquire a significant market share. If existing or potential competitors develop or offer services that provide significant performance, price, creative, optimization or other advantages over those offered by us, our business, results of operations and financial condition would be negatively affected.

Our existing and potential competitors may enjoy competitive advantages over us, such as longer operating history, greater brand recognition, larger advertiser base, greater access to ad inventory, and significantly greater financial, technical and marketing resources.

We also compete with traditional forms of media, such as newspapers, magazines, radio and television broadcast, for advertisers and advertising revenues.

If we fail to compete successfully, we could lose out in procuring advertisers, securing agency relationships with media and acquiring access to ad inventory, which could result in adverse impact to our business, results of operations and prospects. We also cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. Increasing competition could result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

If we fail to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising industry, our revenues and growth could be adversely affected.

We consider the online advertising industry to be dynamic, as we face constant changes in audiences’ interests, preferences and receptiveness over different ad formats, evolution of the needs of advertisers in response to shifts in their business needs and marketing strategies, as well as innovations in the means on online advertising. On the other hand, information technology and “big-data” are increasingly being utilized in online advertising, as evidenced by the emergence of “data-driven” and programmatic advertising services. Our success therefore depends not only on our ability to offer proper choices of media, deliver effective optimization services, providing creative advertising ideas, but also to adapt to rapidly changing online trends and technologies to enhance the quality of existing services and to develop and introduce new services to address advertisers’ changing demands. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of our new services. Any new service or enhancement will need to meet the requirements of our existing advertiser base and potential advertisers and may not achieve significant market acceptance. If we fail to keep pace with changing trends and technologies, continue to offer effective optimization services and creative advertising ideas to the satisfaction of our advertisers, or to introduce successful and well-accepted services for our existing advertiser base and potential advertisers, we could lose our advertisers and our revenue and growth could be adversely affected.

Limitations on the availability of data and our ability to analyze such data could significantly restrict our optimization capability and cause us to lose advertisers, which may harm our business and results of operations.

Our capability to plan and optimize advertising campaigns are partly dependent on the availability of data generated by the media concerned based on the ad interaction behavior between such media and their end users. Our access to such data from media is limited by the relevant media’s data policies. Typically we can only access data that are made available by the media to us or their authorized agencies on their back-end platforms. In addition, there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or us relating to internet privacy and data collection. As of the date of this annual report, our business operations are in material compliance with the relevant laws and regulations on data protection and privacy, including the Cyber Security Law of the People’s Republic of China, which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. Due to the recent development of laws and regulations on data protection and privacy and evolving interpretation of competent authorities, media and online advertising service providers will be subject to more stringent requirements on data sharing with third-parties, which may limit our ability to obtain data from them. Therefore, we cannot assure you that we will be in full compliance with all applicable laws and regulations on data protection and privacy in the future. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations relating to Information Security and Privacy Protection.”

If any of the above happens, we may be unable to provide effective services and may lose our advertisers, and our business, financial condition and results of operations would be adversely affected. Lawsuits or administrative inquiries relating to internet privacy and data collection could also be costly and divert management resources, and the outcome of such lawsuits or inquiries may be uncertain and may harm our business.

The regulatory environment of the online advertising industry is rapidly evolving. If we fail to obtain and maintain the requisite licenses and approvals as applicable to our businesses in China from time to time, our business, financial condition and results of operations may be materially and adversely affected.

We have obtained all material licenses, permits or approvals from the regulatory authorities in China that are required for our business undertakings. However, the licensing requirements within the online advertising industry, particularly in China, are constantly evolving and subject to the interpretation of the competent authorities, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions or the changes in the interpretation of the scope of internet culture business. We cannot assure you that we will be able to satisfy such regulatory requirements and we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future, and as a result, our business operations may be materially and adversely affected.

If our advertisers delay in settlement of our accounts receivable, our business, financial condition and results of operations may be materially and adversely affected.

As of December 31, 2020, 2019 and 2018, our gross accounts receivable amounted to $69.9 million, $57.1 million and $60.8 million, respectively. Our gross accounts receivable turnover days were 167 days, 105 days and 114 days in the fiscal years 2020, 2019 and 2018, respectively.

Our business operations and cash flow are subject to the risk of delay in payment from our advertisers. Our advertisers’ settlement day will generally be affected by their internal policies. Our efforts in strengthening our accounts receivable collection and management may be in vain, and we cannot assure you that we will be able to fully recover the outstanding amounts due from our advertisers, if at all, or that our advertisers will settle the amounts in a timely manner. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensations to third parties, penalties and disruption of our business, which may adversely affect our results of operations and financial performance.

Third parties with which we conduct business with may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. We cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights, which could expose us to legal expenses, compensation to third parties, or compensation.

We, therefore, cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. There is no assurance that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputations, and may in turn affect our business, results of operations and financial performance.

Moreover, regulatory penalties or punishments against our business stakeholders (i.e., advertisers and media), even without resulting in any legal or regulatory implications upon us, may nonetheless cause business interruptions or even suspension of these business stakeholders of ours, and may result in abrupt changes in their business emphasis, such as changes in advertising and/or ad inventory offering strategies, any of which could disrupt our usual course of business with them and result in material negative impact on our business operations, results of operation and financial condition.

We are subject to, and may expend significant resources in defending against, government actions and civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide agency services.

Under the Advertising Law of the PRC (《中华人民共和国广告法》) (the “Advertising Law”), where an advertising operator provides advertising design, production or agency services with respect to an advertisement when it knows or should have known that the advertisement is false, fraudulent, misleading or otherwise illegal, the competent PRC authority may confiscate the advertising operator’s advertising revenue from such services, impose penalties, order it to cease dissemination of such false, fraudulent, misleading or otherwise illegal advertisement or correct such advertisement, or suspend or revoke its business licenses under certain serious circumstances.

Under the Advertising Law, “advertising operators” include any natural person, legal person or other organization that provides advertising design, production or agency services to advertisers for their advertising activities. Since our service involve provision of agency services to advertisers, including helping them identify, engage and convert audiences, and create content catering to their potential audience across different media, we are deemed as an “advertising operator” under the PRC Advertising Law. Therefore, we are required to examine advertising content for which we provide advertising services for compliance with applicable laws, notwithstanding the fact that the advertising content may have been previously published, and that the advertisers also bear liabilities for the content in their advertisements.

In addition, for advertising content relating to certain types of products and services, such as pharmaceuticals and medical procedures, we are expected to confirm that the advertisers have obtained requisite government approvals, including operating qualifications, proof of quality inspection for the advertised products, government pre-approval of the content of the advertisements and filings with the local authorities.

Although we have established internal policies to review the advertising contents before they are distributed to ensure compliance with applicable laws, we cannot ensure that each advertisement for which we provide advertising services complies with all PRC laws and regulations relevant to advertising activities, that supporting documentation provided by our advertisers is authentic or complete, or that we are able to identify and rectify all non-compliances in a timely manner.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information for which we provide agency services. For example, we generally represent and warrant in our contracts with media as to the truthfulness of the advertising content that we place on these media, and agree to indemnify the media for any losses resulting from false, fraudulent, misleading or otherwise illegal advertising content that we place on these media. In the event we are subject to government actions or civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide agency services, our reputation, business and results of operations may be materially and adversely affected.

If we or our media clients sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm or other negative consequences.

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, phishing, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automatic hacks. Experienced computer programmer and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems also may be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on or transmitted by those systems, including the data of our advertisers or our media clients. Further, third parties such as our media, could also be subject to similar risks of security breaches, which are out of our control. If any of our media experiences cyber-attacks and fail to publish advertisements as a result, we may be liable to our advertisers.

Although we take measures to protect sensitive data form unauthorized access, use or disclosure, our protective measures may not be effective and our information technology may still be vulnerable to attacks. In the event of such attacks, the costs to eliminate or address the foregoing security threats and vulnerability before or after a cyber-incident could potentially be significant. Our remediation efforts may not be successful and could result in interruptions or delays of services. As threats related to cyber-attacks develop and grow, we may also find it necessary to take further steps to protect our data and infrastructure, which could be costly and therefore impact our results of operations. In the event that we are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be interrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our systems. The number and complexity of these threats continue to increase over time. Although we inspect our systems on a regular basis to prevent these events from occurring, the possibility of these events occurring cannot be eliminated entirely.

Any negative publicity about us, our services and our management may materially and adversely affect our reputation and business.

We may from time to time receive negative publicity about us, our management or our business. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation (including but not limited to those relating to advertising materials which are alleged to be illegal) as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and confidence of advertisers and media can also arise for other reasons, including misconduct of our employees or any third-party business partners whom we conduct business with. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, advertising customers, industry partners, and other business partnerships.

If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demands of our advertisers.

Our business has grown substantially since our inception, and we expect it to continue to grow in terms of the scale and diversity of operations. We have significantly expanded our headcount and office facilities, and we anticipate that further expansion in terms of advertiser base and media relationships. This expansion increases the complexity of our operations and may cause strain on our managerial, operational and financial resources. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed. Our expansion will also require us to maintain the consistency of our service offerings to ensure that our market reputation does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services.

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

•	we face challenges in ensuring the productivity of a large employee base and recruiting, training and retaining highly skilled personnel, including areas of sales and marketing, advertising concepts, optimization skills, media management and information technology for our growing operations;

•	we face challenges in responding to evolving industry standards and government regulation that impact our business and the online advertising industry in general, particularly in the areas of content dissemination;

•	we may have limited experience for certain new service offerings, and our expansion into these new service offerings may not achieve broad acceptance among advertisers;

•	the technological or operational challenges may arise from the new services;

•	the execution of the future plan will be subject to the availability of funds to support the relevant capital investment and expenditures; and

•	the successful execution of our strategies are such to factors beyond our control, such as general market conditions, economic and political development in China and globally.

All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. Besides, there is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations and prospects may be materially and adversely affected.

We may not be able to obtain the additional capital we need in a timely manner or on acceptable terms, or at all.

Although we believe that our anticipated cash flows from operating activities, together with cash on hand and short-term or long-term borrowings, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, there is no assurance that further on we would not have needs for additional capital and cash resources for our growth and expansion plan. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that additional financing will be available in amounts or on terms acceptable to us, if at all.

Seasonal fluctuations in advertising activities could have a material impact on our revenues, cash flow and operating results.

Our revenues, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our advertisers’ budgets and spending on advertising campaigns. For example, advertising spend tends to rise in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfilment of their annual advertising budgets, which may lead to the increase in our revenues and cash flow. Moreover, advertising inventory in holiday seasons may be more expensive due to increased demand for advertising inventory. While our historical revenues growth may have, to some extent, masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenues, cash flow and operating results from period to period.

If we fail to attract, recruit or retain our key personnel including our executive officers, senior management and key employees, our ongoing operations and growth could be affected.

Our success depends to a large extent on the efforts of our key personnel including our executive officers, senior management and other key employees who have valuable experience, knowledge and connection in the online advertising industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit or retain key personnel and this could adversely impact our growth. Moreover, we rely on our sales and marketing team to source new advertisers for our business growth. We had 13 sales and marketing personnel in total as of the date of this annual report, who are responsible for pitching and soliciting advertisers to place ads with our media. If we are unable to attract, retain and motivate our sales and marketing personnel, our business may be adversely affected.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business, reputation and competitive edge.

We regard our software copyrights, trademarks, domain names and similar intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. For details, please refer to “Item 4. Information on the Company — 4.B. Business Overview — Intellectual property.”

Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. It may be difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in all jurisdictions.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation.

In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, reputation and competitive edge.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in various jurisdictions.

If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis.

If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

Our financial condition and liquidity position may be subject to credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.

As of the date of this annual report, we are a party to a pending and a recently decided material legal proceedings. For details, see “Item 4. Information on the Company — 4.B. Business Overview — Legal Proceedings.” As a result of the litigations, we may be exposed to a maximum amount of RMB48.1 million ($6.9 million) in liabilities. Through a guarantee letter dated April 2, 2020, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute (as defined below) and the Contractual Dispute (as defined below), including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses.

There is no assurance that we will be able to successfully enforce the guarantee granted by Ms. Wenxiu Zhong in the event that we incur expenses in relation to the aforementioned two litigations. Our financial condition and liquidity position could be materially and adversely affected if this occurs and, as a result, our business and prospects would be materially and adversely affected.

We may not have sufficient insurance coverage to cover our potential liability or losses and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected should any such liability or losses arise.

We face various risks in connection with our business and may lack adequate insurance coverage or have no relevant insurance coverage. Further, insurance companies in China offer limited business insurance products to online advertising service providers and do not currently offer as extensive an array of insurance products as insurance companies in other more developed economies. We currently do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring against these risks and the difficulties associated with acquiring such insurances on commercially reasonable terms render these insurances impractical for our business and purposes. However, any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in the online advertising industry in China with constantly evolving legal and regulatory frameworks. Our operations are subject to various laws and regulations, including but not limited to those related to advertising, employee benefits (such as social insurance and housing funds), taxation, and the use of properties. Consequently, we are subject to risks of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees or agents will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We have identified “material weaknesses” and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We plan to implement a number of measures to address the material weaknesses upon consummation of our initial public offering, including but not limited to, engaging experienced accounting staff to assist us in establishing appropriate policies and procedures in accordance with U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services. In recent years, there have been outbreaks in China and globally, such as the coronavirus disease 2019 (“COVID-19”), H1N1 flu, avian flu and other epidemics. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the national economy in general. Our headquarter is located in Beijing, where most of our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing or other cities in our other offices are located, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of the coronavirus in China may have a material adverse effect on our business.

Our business could be materially and adversely affected by health epidemics such as the outbreak of the COVID-19 in China. The World Health Organization has declared the COVID-19 outbreak a public health emergency of international concern. As this virus is transmitted between humans, the Chinese government has imposed travel restrictions in certain parts of the country. The development of the COVID-19 outbreak could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it difficult to adequately staff our operations.

As a result of the COVID-19 outbreak, we and some of our business partners have implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 outbreak, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. Gross billing for the fiscal year ended December 31, 2020 amounted to $134.9 million, representing a decrease of $67.8 million, or 33.5%, from $202.7 million for the fiscal year ended December 31, 2019. Our revenues on a net basis for the fiscal year ended December 31, 2020 decreased by approximately $5.9 million, or 33.3%, as compared with the fiscal year ended December 31, 2019. In the short term, the COVID-19 pandemic has created uncertainties and risks. With the work resumption within China, we expect our gross billing and revenues on a net basis will continue to increase in the long-term. Based on the current situation, we do not expect a significant impact on our operations and financial results in the long run. The extent to which COVID-19 impacts our results of operations will depend on future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our future offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in China.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances some actions or omissions may be deemed to be violations of applicable laws and regulations. Risks and uncertainties relating to regulation in China of the internet-related business include, but are not limited to, the following:

•	There are uncertainties relating to the regulation of the internet-related business in China, including evolving licensing practices. This means that some of our permits, licenses or operations in China may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations in China. Any such disruption in our business operations in China may have a material and adverse effect on our results of operations in China.

•	New laws and regulations may be promulgated in China to regulate internet activities, including digital marketing. If these new laws and regulations are promulgated, additional licenses and/or cost of compliance may be required for our operations. If our operations are not in compliance with these new laws and regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties or restriction on our operations in China.

Our PRC subsidiaries are not required to obtain any other industry-specific qualification, license or permit, including an ICP license, for carrying out our online advertising service business in China. Given that the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet-related businesses in China, including our business in China, there is no assurance that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There is also no assurance that the PRC government will not classify our business as one requiring an ICP license or other licenses in the future. If new regulations in China classify our business as one requiring an ICP license or other licenses, we may be prevented from operating in China if we are unable to obtain the required licenses. If the change in classification of our business were to be retroactively applied, we might be subject to sanctions, including payment of taxes and fines. Any change in the PRC laws and regulations may therefore significantly disrupt our operations in China and materially and adversely affect our business, results of operations and financial conditions in China.

Since Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng are frozen by court order, we may experience restrictions in exercising our rights as the shareholder of Horgos Baosheng and Kashi Baosheng.

Our subsidiary, Beijing Baosheng, is a party to the Contractual Dispute (as defined on page 57) in Beijing Haidian District People’s Court. See “Item 4. Information on the Company—4.B. Business Overview—Legal Proceedings.” At the request of the plaintiff, the court issued a freezing order, pursuant to which Beijing Baosheng’s 100% equity interest in Horgos Baosheng and 100% equity interest in Kashi Baosheng were frozen.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the surrender of matured loans, or other decisions that may impact the value of equity interest of the company. Therefore, Beijing Baosheng’s rights as shareholders of Horgos Baosheng and Kashi Baosheng may be restricted until the Court lifts its order.

Regulation and censorship of information disseminated through the Internet in China may adversely affect our business in China, and we may be liable for content disseminated by us through the Internet.

The PRC government has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the dissemination of information through the Internet that it deems to be in violation of PRC laws and regulations. If any internet content disseminated by us is deemed by the PRC government to violate any content restrictions, we would not be able to continue to disseminate such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of licenses, which could materially and adversely affect our business, financial conditions and results of operations in China. We may also be subject to potential liability for any unlawful actions of our clients or for content we disseminate that is regarded as inappropriate. In September 2018, our income of RMB68.9 ($10.4) was confiscated and we were imposed a fine of RMB200,000 ($30,228) for placing an ad for an advertiser which is considered to be in violation of the Law on the Protection of Heroes and Martyrs of the PRC (《中华人民共和国英雄烈士保护法》).

We have implemented measures to ensure that our ad content does not violate these laws and regulations. After we receive the ad content from our advertisers, it will be subject to a compliance review by our experienced employees. If we determine that the ad content does not violate any applicable laws and regulations, we will share the add content with the relevant media for their internal review. If we determine that the ad content may be in violation of applicable laws or regulations, we will provide suggested edits to the ad content and send it back to the advertiser for revision. After both we and the media have determined that the ad content is in full compliance with applicable laws and regulations on information dissemination, we will confirm with the advertiser on its opinion with respect to the compliance prior to the deployment of the ad. Despite our efforts, we cannot assure you that we will be in full compliance with all applicable regulations on information dissemination. In addition, we have no control over and are not informed of the specific review standards applied by the advertisers or the media, and it may be difficult to determine the type of content that may result in liability to us. If we are found to be liable, we may be subject to penalties, fines, suspension of licenses, or revocation of licenses, which could materially and adversely affect our business, financial conditions and results of operations.

Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

On December 28, 2012, the PRC government released the revision of the Labor Contract Law of the PRC (《中华人民共和国劳动合同法》) (the “Labor Contract Law”), which became effective on July 1, 2013. Pursuant to the Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the PRC Social Insurance Law (《中华人民共和国社会保险法》), employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As of the date of this annual report, we are in compliance with labor-related laws and regulations in China in material aspects, including those relating to obligations to make social insurance payments and contribute to the housing provident fund. From July 2018 to March 2019, we had not made adequate contributions to social insurance and other employee benefits for our employees. We have recorded accruals for the estimated amount of underpayment in our financial statements. Pursuant to the PRC Social Insurance Law, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within a prescribed period of time and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue. We estimate the amount of outstanding contributions from July 2018 to December 2018 to be approximately $0.1 million, and the penalties in the same period to be approximately $0.03 million. We estimate the amount of outstanding contributions from January 2019 to March 2019 to be approximately $0.09 million, and the penalties in the same period to be approximately $0.02 million.

Ms. Wenxiu Zhong, the chief executive office of our Company, through a guarantee letter dated April 29, 2020, promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by our Company if we are subject to any payment or penalty in relation to our outstanding social insurance contributions from July 2018 to April 2019.

As of the date of this annual report, we have not received any notice from relevant government authorities or any claim or request from our employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor disputes or investigations, our business, financial condition and results of operations may be adversely affected.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices will not violate PRC labor-related laws and regulations in the future, which may subject us to labor disputes or government investigations. We cannot assure you that we will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident fund. If we are deemed to violate relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Failure to obtain or maintain any preferential tax treatments, or the discontinuation, reduction or delay of any preferential tax treatments available to us in China could adversely affect our results of operations and financial condition.

Under the Enterprise Income Tax Law (《中华人民共和国企业所得税法》) (the “EIT Law”), foreign-invested companies, such as wholly foreign-owned enterprises, and domestic companies, such as our consolidated affiliated entity and its subsidiaries, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain encouraged sectors of the economy.

Pursuant to the Notice on Preferential EIT Policies for Two Special Economic Development Zones of Kashi and Horgos in Xinjiang Uygur Autonomous Region (《关于新疆喀什霍尔果斯两个特殊经济开发区企业所得税优惠政策的通知》), and the Implementation Opinions on Accelerating the Construction of Kashi and Horgos Economic Development Zones (《关于加快喀什、霍尔果斯经济开发区建设的实施意见》) (together the “Xinjiang EIT Exemption Policies”), an enterprise established in Horgos or Kashi between January 1, 2010 and December 31, 2020 and fallen within the scope of the Catalogue of EIT Incentives for Industries Particularly Encouraged for Development by Poverty Areas of Xinjiang (《新疆困难地区重点鼓励发展产业企业所得税优惠目录》) shall be exempted from EIT for five years beginning from the first year in which the manufacturing or business operational revenue is earned. After the initial EIT exemption period, the enterprise is entitled to another five-year exemption on the local portion of its EIT.

Historically, we have benefited from preferential tax treatments from the PRC government. On the other hand, Horgos Baosheng (established in 2016 in Horgos, Xinjiang), Kashi Baosheng (established in 2018 in Kashi, Xinjiang), and Baosheng Technology (established in 2020 in Horgos, Xinjiang), have all enjoyed EIT tax exemption under the Xinjiang EIT Exemption Policies since 2016, 2018, and 2020, respectively.

Although we have been or are now eligible for the foregoing preferential tax treatments, these preferential tax treatments are subject to uncertainties as to their interpretation, administrative implementation, changes and amendments from time to time, or even suspension and termination by relevant authorities. In particular, we cannot assure you that the Xinjiang EIT Exemption Policies will continue to be applied in such a way that will entitle Horgos Baosheng, Kashi Baosheng and Baosheng Technology to continue to enjoy full EIT exemption in accordance with the existing applicable provisions, or that Horgos Baosheng, Kashi Baosheng and Baosheng Technology will continue to be able to satisfy the qualifications provided for in the Xinjiang EIT Exemption Policies, the failure of which may render us no longer entitle to such EIT exemption. In the fiscal years 2020, 2019 and 2018, the effective tax rate for Horgos Baosheng and Kashi Baosheng under the Xinjiang EIT Exemption Policies were 0%. Had a standard EIT rate of 25% been applied to us in these fiscal years, we would have reported net profit of $4.4 million, $7.4 million and $6.5 million in the fiscal years 2020, 2019 and 2018, respectively, representing a reduction of $2.7 million (or 38.2%), $3.8 million (or 33.7%) and $2.7 million (or 28.6%) in our net profit, respectively.

Any changes in tax laws, regulations, rules, policies, administrative measures or their interpretation or administrative implementation which are applicable to us, or any change in our EIT exemption or any other preferential tax treatment status we may enjoy, could result in a significant increase in our tax obligations and tax payments, which in turn will have a material and adverse impact on our financial results and financial condition.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be subject to an EIT rate of 25.0% on its global income. In April 2009, the State Administration of Taxation (the “SAT”) promulgated a circular, known as Circular 82, and partially amended by Circular 9 promulgated in January 2014, to clarify the certain criteria for the determination of the “de facto management bodies” for foreign enterprises controlled by PRC enterprises or PRC enterprise groups. Under Circular 82, a foreign enterprise is considered a PRC resident enterprise if all of the following apply: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (4) 50.0% or more of voting board members or senior executives of the enterprise habitually reside in China. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, effective in September 2011 and amended on 1 June 2015 and 1 October 2016 to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese controlled offshore incorporated resident enterprises.” Bulletin 45 provides for, among other matters, procedures for the determination of resident status and administration of post-determination matters. Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises that are registered outside China and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect SAT’s criteria for determining the tax residence of foreign enterprises in general.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, are subject to the requirement of making necessary filings in FICMIS, and registration with other government authorities in China. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166, 168 of the Company Law of the PRC (Amended in 2018), each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident Shareholders to personal liability, may limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, may limit the ability of our PRC subsidiaries to distribute profits to us or may otherwise materially and adversely affect us.

Pursuant to the Circular on relevant issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》) (the “Circular 37”), which was promulgated by SAFE, and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an Overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the Overseas SPV’s PRC resident shareholder, name of the Overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Additionally, pursuant to the Circular of SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《关于进一步简化和改进直接投资外汇管理政策的通知》) (the “Circular 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the aforesaid registration shall be directly reviewed and handled by qualified banks in accordance with the Circular 13, and SAFE and its branches shall perform indirect regulation over the foreign exchange registration via qualified banks.

Ms. Wenxiu Zhong, Mr. Sheng Gong and Mr. Hui Yu have completed the initial foreign exchange registration on January 9, 2019. As it remains unclear how Circular 37 and Circular 13 will be interpreted and implemented, and how or whether SAFE will apply them to us. Therefore, we cannot predict how they will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 37 and Circular 13 by our PRC resident beneficial holders. In addition, as we have little control over either our present or prospective, direct or indirect Shareholders or the outcome of such registration procedures, we cannot assure you that these Shareholders who are PRC residents will amend or update their registration as required under Circular 37 and Circular 13 in a timely manner or at all. Failure of our present or future shareholders who are PRC residents to comply with Circular 37 and Circular 13 could subject these shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our PRC subsidiaries to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Ordinary Shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10.0% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10.0% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the Individual Income Tax Law of the PRC (《中华人民共和国个人所得税法》) and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

There is a risk that we will be treated by the PRC tax authorities as a PRC tax resident enterprise. In that case, any dividends we pay to our Shareholders may be regarded as income derived from sources within China and we may be required to withhold a 10.0% PRC withholding tax for the dividends we pay to our investors who are non-PRC corporate Shareholders, or a 20.0% withholding tax for the dividends we pay to our investors who are non-PRC individual Shareholders, including the holders of our Shares. In addition, our non-PRC Shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our Shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC Shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event that we are considered as a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Shares or on dividends paid to our non-resident investors, the value of your investment in our Shares may be materially and adversely affected. Furthermore, our Shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

On August 8, 2006, six PRC regulatory authorities, including Ministry of Commerce (the “MOFCOM”), the State Assets Supervision and Administration Commission, the SAT, the Administration for Industry and Commerce (the “SAIC”), the China Securities Regulatory Commission (the “CSRC”) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《关于外国投资者并购境内企业的规定》) (the “M&A Rules”), which became effective on September 8, 2006 and was amended in June 2009. The M&A Rules, governing the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors, requires the PRC parties to make a series of applications and supplemental applications to the government agencies, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Accordingly, due to the M&A Rules, our ability to engage in business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our Shareholders or sufficiently protect their interests in a transaction.

The M&A Rules allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the business or assets in China and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. In addition, the M&A Rules also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on legal and/or financial terms that satisfy our investors and protect our Shareholders’ economic interests.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

The SAT released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which became effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698 has the effect of taxing foreign companies on gains derived from the indirect sale of a PRC company. Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, the foreign investor must report this indirect transfer to the tax authority in charge of that PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10.0%.

SAT subsequently released public notices to clarify issues relating to Circular 698, including the Announcement on Several Issues concerning the EIT on the Indirect Transfers of Properties by Nonresident Enterprises (《关于非居民企业间接转让财产企业所得税若干问题的公告》) (the “SAT Notice 7”), which became effective on February 3, 2015. SAT Notice 7 abolished the compulsive reporting obligations originally set out in Circular 698. Under SAT Notice 7, if a non-resident enterprise transfers its shares in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company, via an arrangement without reasonable commercial purpose, such transfer shall be deemed as indirect transfer of the underlying PRC taxable properties. Accordingly, the transferee shall be deemed as a withholding agent with the obligation to withhold and remit the EIT to the competent PRC tax authorities. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the economic essence of the transferred shares, the economic essence of the assets held by the overseas holding company, the taxability of the transaction in offshore jurisdictions, and economic essence and duration of the offshore structure. SAT Notice 7 also sets out safe harbors for the “reasonable commercial purpose” test.

On October 17, 2017, the SAT released the Notice on Several Issues concerning the Withholding and Collection of Income Tax of Non-resident Enterprises from the Source (《关于非居民企业所得税源泉扣缴有关问题的公告》) (the “SAT Notice 37”). SAT Notice 37 clarifies: (1) matters concerning the withholding and collection of corporate income tax, and property transfer of non-resident enterprises based on the EIT Law; (2) the currencies required to be used by the withholding agents (when the payments is made in a currency rather than RMB), as well as the time, venue and business for the performance of the withholding and collection obligations; and (3) the abolishment of Circular 698.

There is little guidance and practical experience regarding the application of SAT Notice 7 and SAT Notice 37 and the related SAT notices. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. As a result, due to our complex offshore restructuring, we may become at risk of being taxed under SAT Notice 7 and SAT Notice 37 and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Notice 37 or to establish that we should not be taxed under SAT Notice 7 and SAT Notice 37, which could have a material adverse effect on our financial condition and results of operations.

You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.

We are an exempted Cayman Islands holding company. In addition, substantially all of our assets and some of the assets of our directors and executive officers are located in the PRC. As a result, investors may not be able to effect service of process upon us or our directors and executive officers.

Further, China has not entered into treaties or arrangements providing for the recognition and enforcement of judgments made by courts of most other jurisdictions. Any final judgment obtained against us in any court other than the courts of the PRC in connection with any legal suit or proceeding arising out of or relating to our securities will be enforced by the courts of the PRC without further review of the merits only if the court of the PRC in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the PRC;

•	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the PRC;

•	if the judgment was rendered by default by the court rendering the judgment, we, or the above mentioned persons, were duly served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the PRC; and

•	judgments at the courts of the PRC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

If you fail to establish the foregoing to the satisfaction of the courts in the PRC, you may not be able to enforce a judgment against us rendered by a court in the United States.

Further, pursuant to the Civil Procedures Law of the PRC, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the Civil Procedures Law of the PRC. As a result of the conditions set forth in the Civil Procedures Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in the U.S. dollar, changes in the exchange rate between RMB and the U.S. dollar may affect the value of your investments.

Our business is conducted in the PRC with our books and records maintained in RMB. However, the financial statements that we file with the SEC and provide to our shareholders are presented in the U.S. dollar. Changes in the exchange rate between RMB and the U.S. dollar affect the value of our assets and the results of our operations in the U.S. dollar. The exchange rate between RMB and the U.S. dollar is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition.

Risks Related to Our Ordinary Shares

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on February 10, 2021 to April 28, 2021, the trading price of our Ordinary Shares has ranged from US$4.02 to US$10.20 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Ordinary Shares;

•	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. We cannot predict the effect, if any, market sales of shares held by our significant shareholders or any other shareholders or the availability of these shares for future sale will have on the market price of our ordinary shares.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also make it more difficult for us to sell equity-related securities in the future at a time and price that we deem reasonable or appropriate.

 We cannot assure you that we will declare and distribute any dividends in the future.

Our historical dividend distribution should not be used as a reference or basis to determine the level of dividends that may be declared and paid by us in the future. A decision to declare and pay any dividends would require the recommendations of our board of directors and approval of our shareholders. Under the Articles, our directors have the power to pay interim dividends but only if they are justified by the position of our Company. The decision to pay dividends will be reviewed in light of the factors such as the results of operations, financial condition and position, and other factors deemed relevant. Any distributable profits that are not distributed in any given year may be retained and available for distribution in subsequent years. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. There can be no assurance that we will be able to declare or distribute any dividend. Our future declarations of dividends will be at the absolute discretion of our board of directors. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on Nasdaq Capital Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We have elected to be exempt from the requirement under Nasdaq Listing Rule 5635(d) to obtain shareholder approval for a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. We may also elect to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Stock Market listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq Stock Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation, (iii) the requirement under Section 5605(e) of the Nasdaq Stock Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors and (iv) the requirement under Section 5605(b)(2) of the Nasdaq Stock Market listing rules that our independent directors hold regularly scheduled executive sessions. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For instance, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (2021 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than one-third (1/3) of our voting share capital in issue, to requisition a general meeting of our shareholders. Advance notice of at least seven clear days is required for any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We have become a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

 We initially conducted our business through Beijing Baosheng Technology Co., Ltd. (“Beijing Baosheng”), a PRC company incorporated on October 17, 2014.

With the growth of our business, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”) was formed as a limited liability company in the PRC on August 30, 2016, and Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”) was formed as a limited liability company in the PRC on May 15, 2018. Baosheng Technology (Horgos) Co., Ltd., (“Baosheng Technology”) was incorporated as a limited liability company in the PRC on January 2, 2020. As of the date of this annual report, Horgos Baosheng, Kashi Baosheng and Baosheng Technology have all been wholly owned and controlled by Beijing Baosheng.

Our Company completed its reorganization on June 4, 2019. In December 2018, our current holding company, Baosheng Media Group Holdings Limited (“Baosheng Group”), was incorporated in the Cayman Islands, as an exempted company with limited liability. In December 2018, Baosheng Media Group Limited (“Baosheng BVI”), a direct wholly owned subsidiary of our Company, was incorporated in the BVI as a business company with limited liability. Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng Hong Kong”) was incorporated in Hong Kong as a limited liability company in January 2019 and became a direct wholly owned subsidiary of Baosheng BVI and an indirect wholly owned subsidiary of our Company. In January 2019, Baosheng Hong Kong acquired 100% equity interest in Beijing Baosheng. On March 22, 2021, Baosheng Hong Kong established a wholly-owned subsidiary called Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”), which was a limited liability company in the PRC.

On February 8, 2021, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “BAOS.” On March 3, 2021, the underwriters of our initial public offering exercised in full the over-allotment option. We raised approximately US$31.2 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive office is located at Room 901, Block B, Jinqiu International Building, No. 6 Zhichun Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86-010-82088021. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. We maintain a corporate website at http://ir.bsacme.com. The information contained in our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are an online marketing solution provider based in China. We are dedicated to helping our advertiser clients manage their online marketing activities with a view to achieving their business goals. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. At the same time, as the authorized agency of some popular online media, such as Sogou (搜狗), sm.cn (神马), ByteDance (巨量引擎), Tik Tok (抖音视频), we help online media procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

Relying on our management’s extensive industry experience, deep industry insights and well-established network of media resources, we have grown rapidly from a start-up online marketing agency founded in 2014 to a multi-channel online marketing solution provider. According to the Frost and Sullivan Report, we ranked, in terms of gross revenue, the fifth among independent online advertising service providers in China in 2018 with a market share of 0.21%, and fourth among independent online advertising service providers by gross revenue generated through searching engine ads with a market share of 0.41%.

We help advertisers formulate their online advertising strategies, optimize their ads and run their ads on suitable online advertising channels with a view to achieving their business goals. We have built a broad and diverse advertiser base across various industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and other advertising agencies. We believe our ability to attract and retain these advertisers reflects the high level of our services, which is essential to our business growth.

Our business value chain. As an online advertising service provider, we regard our business values as revolving around our ability to serve the needs of two major business stakeholders: (i) advertisers; and (ii) media (or their authorized agencies).

•	Value to advertisers: As an online marketing service provider, we connect advertisers and online media, helping advertisers to manage their online marketing activities in many ways, including, but not limited to, (i) advising on advertising strategies, budget and choice of advertising channels; (ii) procuring ad inventory; (iii) offering ad optimization services; and (iv) administrating and fine-tuning the ad placement process.

•	Value to media: As an authorized agency of media, we create value to media businesses in several ways, including, but not limited to, (i) identifying advertisers to buy their ad inventory, (ii) facilitating payment arrangements with advertisers, (iii) assisting advertisers in handling ad deployment logistics with media, and (iv) engaging in other marketing and promotion activities aimed at educating and inducing advertisers to use online advertising.

Our advertising services. We offer two types of advertising services, SEM services, and Non-SEM services. Our SEM services include the deployment of ranked search ads and other display search ads offered by search engine operators. Our Non-SEM services, on the other hand, include social media marketing, in-feed advertising, and mobile app advertising through deploying ads on media such as social media platforms, short-video platforms, news portals and mobile apps. The display forms of our Non-SEM ads include in-feed ads, banner ads, button ads, interstitial ads, and posts on selected social media accounts.

Set forth below is a summary of the relevant ad formats, the corresponding pricing models generally adopted by media and our revenue model:

Type	Description	Media’s principal pricing model	Our principal revenue model
SEM Services
Search ads	Search ads are normally located at the top, or on the side of the search results page, or the related products of the search engine operators.	Auction-based ads: mainly CPC Non-auction-based ads: mainly CPT	Rebates and incentives
Non-SEM services
In-feed ads	In-feed ads are advertisements that match the format, appearance and function of the platform upon which they appear, typically placed on short video sharing, social media and newsfeed platforms.	Mainly CPM, CPC	Rebates and incentives
Mobile app ads	Mobile app ads are displayed in apps with various formats such as banner ads, button ads, open screen ads, and interstitial ads.	Mainly CPT, CPA	Net fees; rebates and incentives
Social media ads	Social media ads take the form of contents appearing in the designated blogs or social media accounts with suitable target audience.	Mainly CPT	Net fees

We have successfully implemented our business model, and our business experienced substantial growth from our inception to December 31, 2019. Our gross billing grew from $150.6 million in 2018 to $202.7 million in 2019, representing an increase of 35%, and decreased to $134.9 million in 2020, representing a decrease of 33.5%. In the meantime, the media costs have increased from $134.4 million in 2018 to $184.9 million in 2019 and decreased to $123.0 million in 2020, representing an increase of 37.6% and a decrease of 33.5%, respectively. Our revenue on a net basis (i.e. difference between gross billing and media costs) has also increased, in tandem with the growth of our advertiser base and their advertising spend, from $16.2 million in 2018 to $17.8 million in 2019, but decreased to $11.9 million in 2020, representing an increase of 10.5% and a decrease of 33.3%, respectively.

Our Business Model

Business value chain

As an online advertising service provider, we regard our business values as revolving around our ability to serve the needs of two major business stakeholders: (i) advertisers; and (ii) media (or their authorized agencies).

•	Value to advertisers: Advertising is driven by advertisers’ need to reach their target customers to create demand for their products and services, build their brands, gain market shares, boost sales and enhance profitability. As an online marketing service provider, we act as intermediary between advertisers and online media, helping advertisers to manage their online marketing activities in many ways, including, but not limited to, (i) advising on advertising strategies, budget and choice of advertising channels; (ii) procurement of ad inventory; (iii) offering ad optimization services; and (iv) administrating and fine-tuning the ad placement process. We consider that our values to advertisers mainly lie in our ability to help them carry out effective online marketing activities economically. In particular, we can offer our advertisers various types of ad inventory, such as search ads, in-feed ads on various social media and media platforms, and mobile app ads, as well as various optimization services specific to such ad formats.

•	Value to media: Media serve as the medium through which advertisers’ marketing messages are conveyed to their target audience, and monetize their media resources mainly by offering ad inventory for sales to advertisers. Under the current online advertising ecosystem, established media acquire advertisers primarily through their networks of authorized agencies. We, as an authorized agency, create values to media’s business in many ways, including but not limited to, (i) identifying advertisers to buy their ad inventory, (ii) facilitating payment arrangements with advertisers, (iii) assisting advertisers in handling ad deployment logistics with media, and (iv) engaging in other marketing and promotion activities aimed at educating and inducing advertisers to use online advertising. The use of the authorized agency model enables media to leverage their authorized agencies’ connections to extend their reach to a large base of advertisers, and expand their business scale quickly without inflating their sales and marketing costs. To become the authorized agency of a media, we are typically subject to two to three rounds of evaluation by the media, during which the media takes into account factors including, but not limited to, the history of our Company, the size of our Company, our achievements, our service offerings, the advertisers we cooperate with, the history of our revenue, and the expertise of our employees.

The following is a simplified graphical illustration of our business value chain and the interrelationships among advertisers, media and advertising agencies:

As illustrated in the chart above, in cases where we have direct access to media’s ad inventory, for instance as their authorized agency, we acquire ad inventory directly from the relevant media for our advertisers, which include both (i) direct advertisers; and (ii) third party advertising agencies which do not have direct access to the relevant ad inventory and wish to place ads for their advertisers through us. Meanwhile, we may receive rebate and incentives from the media for selling their ad inventory.

When we do not have direct access to certain media’s ad inventory, we can acquire such ad inventory for our advertisers from other third-party advertising agencies which have direct access, for instance, advertising agencies which are authorized agencies of certain media. Again, we may receive rebate and incentives from such advertising agencies for procuring buyer to acquire ad inventory through them.

Based on the above business value chain, we generate revenue typically (i) in the form of rebates and incentives we earn from media (or their authorized agencies) for procuring advertisers to place ads with them, or (ii) in the form of net fees we earn from advertisers when we purchase ad inventory on their behalf and provide advertising services to them.

Accordingly, both advertisers or media (or their authorized agencies) can be identified as our customers, depending on the revenue model applicable to the relevant services we provide. See “— Revenue model and payment cycle” in this section for further details.

Our Advertisers

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services, and advertising agencies, among others.

Certain of our advertisers carry well-known brands, such as C-trip (携程), Kuaishou (快手), Meituan (美团), Dianping (点评), Jiayuan (世纪佳缘), Guazi (瓜子二手车), Lianjia Group (链家集团), and i-9game (爱九游). We believe our ability to attract and retain them is testament to of our service capability and critical to our business growth. During the fiscal years 2020, 2019 and 2018, the number of advertisers we served grew substantially from 364 in 2018 to 438 in 2019, and decreased slightly to 410 in 2020. Our gross billing grew from $150.6 million in 2018 to $202.7 million in 2019, and decreased to $134.9 million in 2020. Our top five advertisers contributed 47.5%, 37.7% and 30.5% of our total gross billing in the fiscal years 2020, 2019 and 2018, respectively.

The table below sets out the breakdown of our gross billing by industries of our advertisers:

	Gross billing for the years ended December 31,
	2020		2019		2018
	Amount	%	Amount	%	Amount	%
E-commerce & online service platforms	$24,317,322	18%	$48,395,933	24%	$43,268,778	29%
Online travel agencies	4,247,662	3%	7,778,185	4%	12,917,655	9%
Financial services	1,355,688	1%	1,980,759	1%	2,293,274	2%
Online gaming	33,602,440	25%	50,856,212	25%	34,858,763	23%
Car services	946,739	1%	3,140,706	2%	10,927,602	7%
Third-party advertising agencies	64,602,520	48%	86,127,396	42%	33,374,550	22%
Others	5,811,805	4%	4,448,883	2%	12,941,557	8%
Total	$134,884,176	100%	$202,728,074	100%	$150,582,179	100%

Our Media

We have established and maintained collaborative relationships (either directly or through their authorized agencies) with a wide range of media such as search engines, short-video platforms, social media platforms, as well as agencies of KOLs, which enable us to offer our advertisers a diverse choices of ad formats, including search ads, in-feed ads (i.e. ads that match the format, appearance and function of the media format in which they appear), mobile app ads and social media ads on an array of advertising channels.

We act as the authorized agency for a number of media during the fiscal years 2020, 2019 and 2018, and will endeavor to secure new authorized agency status with media in the future. With our authorized agency status, we can offer our advertisers with direct access for placements of ads.

Set forth below is a summary of the media for which we have secured authorized agency status during the fiscal years 2020, 2019 and 2018 and up to the date of this annual report, and which we consider to be significant to our business operations:

Media	Description of media	Ad inventory covered by our authorized agency status	Effective period of authorized agency status

Beijing Sogou Information Services Co., Ltd. (北京搜狗信息服务有限公司)	Operator of Sogou (搜狗), the second most used search engine in China in 2019	Various forms of search ads offered by Sogou	From January 2016 to March 2021
Guangzhou Juyao Information Science and Technology Co. Ltd. (广州聚耀信息科技有限公司) (“Guangzhou Juyao”)	Operator of an intelligent marketing platform owned by one of the leading internet technology conglomerates in China

Included search ads offered through sm.cn (神马) search engine and in-feed ads offered through various channels such as UC browsers (UC浏览器), UC Headline (UC头条), Youku (优酷) (Note) PP mobile assistant apps (PP手机助手) and SnapPea (豌豆荚).

From January 2017 to December 2021
Beijing Kuaishou Advertising Co. Ltd. (北京快手广告有限公司)	Operator of Kuaishou (快手), one of the most popular short-video sharing platform in China	In-feed video ads on Kuaishou (快手) app	August 2018 to December 2018
Xiaokaxiu (Jiangsu) Technology Co., Ltd. (小咖秀(江苏)科技有限公司)	Operator of video platforms of Yixia.com (一下科技)	In-feed ads on various video platforms such as BoBo Video (波波视频)	May to December 2018, April 2019 to December 2019
Hubei Today’s Headline Technology Co., Ltd. (湖北今日头条科技有限公司)	Operator of one of the leading news portal apps and short-video apps in China	In-feed ads on various content distribution channels, including one of the most popular news portals and short-video apps in China.	January 2019 to December 2020, January 2020 to December 2021
Hainan Toujiao Infromation Technology Co., Ltd. (海南头角信息科技有限公司)	Operator of video platform of Shuabao (刷宝), a popular short-video sharing platform in China	In-feed ads on Shuabao (刷宝) app	February 2020 to December 2020

Note:	We acquired access to the ad inventory offered by Youku (优酷), a video hosting service provider, in September 2018 as authorized agency of a media company which is under the same conglomerate as with Guangzhou Juyao. Subsequently the ad inventory under Youku become available to us under our authorized agency arrangement with Guangzhou Juyao since April 2019.

To the best of our understanding and based on our experience, certain media may require their authorized agencies to place deposits as payment security and/or to signify the authorized agencies’ commitment in procuring certain minimum amount of ad inventory purchases and/or advertising spend for their advertisers. We determine the amount of deposits and the term of deposits based on the contractual terms with relevant media. These media typically require deposits in the amount of 5% to 10% of the minimum amount of ad inventory purchases and/or advertising spend, which will be refunded to us upon the expiration of the agreement if ad purchases and/or advertising spend our advertisers place with such media reach the minimum requirement. In our agreements with the advertisers seeking to purchase ad inventory from these media, we require the advertisers to pay deposits in the same amount required to be paid to the media, which will be refunded to the advertisers if the minimum requirement for ad inventory purchase and/or advertising spend is fulfilled. From time to time we may pay such deposits on behalf of our advertisers for our own as well as our advertisers’ ease of administrative management. In such cases, depending on the background of such advertisers and our relationship with them, we may or may not require our advertisers to place deposits to us on a back-to-back basis. We determine whether to pay deposits on behalf of an advertiser based on several factors including, but not limited to, the advertiser’s credit history, reputation in the industry, and the amount of ad inventory the advertiser purchases through the current order or has purchased in the past. We pay deposits on behalf of roughly 10% of our advertisers, and the amount of such deposits are about 25% of total deposits to be paid to media.

When we contemplate a potential partnership as an authorized agency of a media, we generally take into consideration various factors, including but not limited to:

(i)	the types of online media with potential to attract more user traffic in the future;

(ii)	the competitiveness of the advertising market of the media concerned;

(iii)	the market position and growth potential of the media;

(iv)	the sufficiency of the support which the media can offer to its advertising agencies; and

(v)	the commercial terms, in particular the rebate policy, offered by the media and their requirements for deposits.

Overlapping of our advertisers and media (or their authorized agencies)

As an industry practice, some ad inventory is only available through the relevant media’s authorized agencies a result of the media’s own policies or practices. Thus, advertising agencies may tap into the marketing channels possessed by other advertising agencies to gain access to a wider array of online media.

In our ordinary course of business, we may procure ad inventory on behalf of our advertisers from, and facilitate sales of ad inventory of media which we have authorized agency relationship with to, the same company in the following circumstances:

(i)	An advertising agency procure ad inventory (of a media to which we have direct access and they do not) from us for itself or its advertisers, whereas we source from the same advertising agency on behalf of our advertisers for ad inventory (of a media to which they have direct access and we do not); and

(ii)	We procure ad inventory from a media (such as operators of social media, video-sharing or gaming platforms) for our advertisers, whereas the same media acquires ad inventory of other media through us to market its own services and products.

As a result of the foregoing, we had 6, 9 and 14 overlapping advertisers and media (which were mostly third-party advertising agencies) that we both procured ad inventory from and facilitated sales of ad inventory to in the fiscal years 2020, 2019 and 2018, respectively. The table below summarizes the aggregate gross billing, media cost and revenue attributable to such overlapping advertisers and media (or their authorized agencies) in the fiscal years 2020, 2019 and 2018.

	For the years ended December 31,
	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Gross billing (as our advertisers)	$7,604,663	5.6%	$11,733,553	5.8%	$15,767,614	10.4%
Media costs (as our media or media agency)	$644,258	0.5%	$1,771,186	1.0%	$10,116,340	7.5%
Revenue (as customer)	$184,975	1.6%	$40,406	0.2%	$779,719	4.8%

Our procurement of ad inventories from these overlapping advertisers and media (or their authorized agencies) and our procurement of advertisers to purchase ad inventories from these overlapping advertisers and media (or their authorized agencies) were neither inter-connected nor inter-conditional with each other, and were negotiated and conducted independently with each other in the ordinary course of business under normal commercial terms and on an arm’s length basis.

Revenue Model and Payment Cycle

Our revenue is comprised primarily of (a) rebates and incentives offered by media (or their authorized agencies); and (b) net fees earned from advertisers. We determine the type of our revenue based on the contractual terms with relevant advertisers and media (or their authorized agents) and the nature of the business transactions, and we recognize the corresponding revenue when the related services are delivered. In business transactions where we receive rebates and incentives from media (or their authorized agencies), we are rewarded for assuming the role as sales agents of media (with which we have authorized agency arrangements) or other third-party advertising agencies (which are in turn authorized agencies of the relevant media), and these rebates and incentives are recognized as revenue for our provision of such sales agency services. Conversely, in cases where we procure advertising services or ad inventory from media (or other advertising/KOL agents and service providers) on behalf of our advertisers, we are rewarded for the arrangements of advertising services on behalf of our advertisers (but not as principal to the arrangements) such as sourcing and procuring ad inventory and executing ad placements, and we report our revenue earned and costs incurred in these transactions on a net basis as net fees from advertisers.

The following table sets forth a breakdown of our revenues during the fiscal years 2020, 2019 and 2018 by revenue model:

	For the years ended December 31,
	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Rebates and incentives earned from publishers	$9,430,758	79.2%	$15,953,148	89.4%	$10,166,602	62.9%
Net fees earned from advertisers	2,480,471	20.8%	1,893,752	10.6%	5,990,274	37.1%
Total	$11,911,229	100.0%	$17,846,900	100.0%	$16,156,876	100.0%

Rebates and incentives from publishers

In the arrangements with certain media or their authorized agencies, we typically receive rebates and incentives for procuring advertisers to acquire the relevant media’s ad inventory, and we recognize these media (or their authorized agencies) as our customers. On the other hand, to encourage advertisers to subscribe our services and acquire their desired ad inventories through us, we may also offer rebates to our advertisers for their acquisition of ad inventory and/or incurrence of advertising spend. Our revenue is recognized as the rebates and incentives we receive from media (or their authorized agencies) net of any rebates we offer to our advertisers. This revenue model is more commonly applicable in connection with our provision of SEM services and certain in-feed ad services, with major media including search engines, social media platforms and newsfeed platforms.

The following is a simplified illustration of our rebates and incentives revenue model:

Our revenue as the difference between the rebates and incentives we receive from media (or its authorized agency) and the rebates we offer to our advertiser.

Rebates and incentives offered by media (or their authorized agencies)

The rebates and incentives we earn from media (or their authorized agencies) come with a variety of structures and rates, which are primarily determined based on the contract terms with these media (or their authorized agencies) and their applicable rebate policies. Occasionally, media may also offer additional discretionary incentives to encourage their authorized agencies to achieve certain benchmarks according to the media’s then sales and marketing goals.

Set forth below are some of the more typical structures of rebates and incentives that media (or their authorized agencies) offered to us during the fiscal years 2020, 2019 and 2018:

•	Across-the-board standard-rate rebates based on the amount of ad currency units* acquired or actual advertising spend;

•	Differential standard-rate rebates based on the amount of ad currency units acquired or actual advertising spend and certain prescribed classifications (e.g., industry of advertisers, new or existing advertisers, types of ad inventory);

•	Rebates and incentives on a scale of progressive rates based on accumulated ad currency units acquired or accumulated advertising spend; and

•	Rebates and incentives on progressive or differential rates based on certain prescribed measuring benchmarks (e.g., the number of new advertisers secured, accumulated ad currency units acquired or actual advertising spend from advertisers of a particular industry, growth in ad currency units acquired or actual advertising spend).

*
“Ad currency units” are effectively a kind of virtual currency that needs to be purchased from relevant media for use in acquiring their ad inventory. See “— Our services and operational flow — Campaign launch and performance review” for further details.

The rates offered to us by media (or their authorized agencies) are based on the contractual terms and typically range from 10% to 20%.

These rebates and incentives may (i) take the form of cash which, when paid, are typically applied to set off our accounts payable with the relevant media or their authorized agency; or (ii) in the form of ad currency units which will be deposited in the account we maintained in the back-end platform of the media, and can then be utilized to fulfill our advertisers’ orders for purchases of ad currency units, or as our rebates offered to our advertisers. These rebates and incentives are generally ascertained and settled on a quarterly or annual basis.

Rebates offered by us to advertisers

We may offer rebates to our advertisers in the form of ad currency units, or cash discounts which can be used to offset future payments with us.

The rates of rebates we offer to our advertisers are determined by us on a case by case basis, generally with reference to the rebates and incentives we obtain from the relevant media (or its authorized agency), an advertiser’s committed total spend, and our business relationships with such advertiser.

Net fees from advertisers

Under our net fees revenue model, we are rewarded for our services provided to advertisers, which typically include, among other things, sourcing and procurement of ad inventory and advertising services on behalf of our advertisers with costs incurred in connection thereto. Under this revenue model, since we are not the principal in these arrangements, we report our revenue earned and costs incurred in these transactions on a net basis as net fees from advertisers and we recognize our advertisers as our customers.

This revenue model is more commonly applicable in connection with our provision of mobile app ad services and social media marketing services. We determine the gross fees we charge our advertisers on a client-by-client and campaign-by-campaign basis primarily based on the corresponding media and other advertising service costs and our targeted fee margin.

The following is a simplified illustration of our net fees revenue model:

Our revenue as the difference between the gross fee we charge our advertisers and the costs incurred on its behalf

Payment Cycle

As described in “— Our services and operational flow” in this section below, we typically effect payments to media (or their authorized agencies and other advertising service providers) on behalf of our advertisers. We issue billing to our advertisers for our gross fees and/or payments we make on their behalf, and receive billing from media (or their authorized agencies and other advertising service providers) for acquisition of their advertising services and ad inventory. In this regard, the payment cycle of our business typically involves receivables and settlements from advertisers for our gross fees and/or the amounts we pay on their behalf, and payables and settlements with media (or their authorized agencies and other advertising service providers) for acquisition of their advertising services and ad inventory.

The following table sets out a general summary of our receipts and pay-outs with our advertisers and media, our two major stakeholders:

	Media (or their authorized agencies) or other service providers	Advertisers
Receipts	Rebates and incentives receivable by us from the media (or their authorized agencies)	Amounts receivable by us from advertisers for acquiring ad inventory and advertising services on their behalf
Pay-outs	Amounts payable by us for acquiring ad inventory and advertising services from media or other advertising service providers on behalf of our advertisers	Rebates payable by us to advertisers (or their advertising agencies)

For our SEM services, we are generally granted credit periods of up to 60 days by media (or their authorized agencies) for settlement of payments on acquisition of ad inventory on behalf of our advertisers. For our non-SEM services, given the variety of types and nature of media and service providers involved, credit terms granted to us by these media (or other advertising service providers) for settlement of payments on acquisition of advertising services and ad inventory are more diverse, which may range from prepayments to 180 days. For our non-SEM services, the most common credit terms granted to us by media for our in-feed ad services are 180 days, and media for our mobile app ad services and social media ad services typically require prepayments.

On the other hand, we may grant credit terms of up to 180 days to our advertisers in settlement of our billing to them (i.e., payments made on their behalf for acquisition of ad currency units, ad inventory and other advertising services). When considering whether credit terms are to be granted to our advertisers and the duration of credit terms to be granted, we generally take into account a variety of factors, including, but not limited to, the scale and profile of our advertisers’ businesses, their length of business relationships with us, the media of their choices, their budgeted or committed total advertising spend, their financial conditions, their past legal proceedings, their reputation in the industry, and their historical settlement records. For advertisers with new or relatively short business history with us, we may require prepayments or deposits from our advertisers.

It should be noted that the above credit periods are primarily applicable to payments we make on behalf of our advertisers to media (or their authorized agencies and other service providers) for acquisition of their advertising services and ad inventory. In respect of our revenue, the specific credit terms for rebates and incentives from media (or their authorized agencies) are subject to the terms in our written contracts with them, and they are typically settled either by direct set-off of our accounts payable with them (in case of cash rebates and incentives) or through deposits of ad currency units into our accounts maintained with them (in case of in-kind rebates and incentives). Depending on the media, rebates and incentives we receive from media are settled on a quarterly or a yearly basis and at the beginning of the following quarter or following year. For revenue in the form of net fees, given that they represent the difference between the gross fees we charge our advertisers and the media costs incurred on their behalves, credit terms would correspond to our payments made to media (and other advertising/KOL agencies and service providers) and payments received from advertisers as described in the preceding paragraphs.

The following table illustrates the major composition of our accounts receivable and accounts payable generally corresponding to our business:

	Counter-party	Nature or Origin
Accounts receivable	Advertisers	Gross billing charged to advertisers for acquisition of advertising services and ad inventory on their behalf

Accounts payable	Media (or their authorized agencies) and other advertising services providers	Amounts owed to media (or their authorized agencies) or other advertising service providers for acquisition of ad inventory and other advertising services on behalf of our advertisers

Our Services and Operational Flow

Ad formats for which we offer our advertising services

We offer online advertising services for ads typically in the forms of search ads, in-feed ads, mobile app ads, and social media ads.

Search ads

Search engine marketing (SEM) is a form of internet marketing that involves the promotion of the advertisers’ products or services by increasing the visibility of their ads on the search result pages or the derivative products of search engine operators, typically triggered by a keyword searching action initiated by the user of the search engine.

Generally, search ads may take the form of (i) ranked search ads, which are typically ads displayed among the search results triggered by and directly relevant to a user’s keyword searches, and are typically bought through an auction-based model; or (ii) display search ads that appear in other positions (such as the margin) of a search results page, which are more typically bought through a non-auctioned based model.

In an auction-based model, advertisers typically place bids for a higher likelihood to have their ads displayed in the top positions of the search results page to potentially obtain more clicks on their ad. Under this model, ad inventory is typically priced under a “cost per click” (“CPC”) model, which means the advertisers will pay for every click on their ad. The cost is determined by several factors determined by the search engine’s algorithm, typically including the maximum bid, quality score, and the ad rank of other advertisers bidding for the same keyword. For non-auction based model, advertisers generally acquire an ad space on a search results page at a price which is usually determined under a “cost per time” (“CPT”) pricing model.

The following depicts samples of our search ad offerings:

•	Ranked search ads (搜索排名广告):

•	Display search ads (显示类搜索广告):

In-feed ads

In-feed ads are a form of display ads that blend into the environment they appear in, for instance, looking like part of the news feed on a news or social media webpage, or appearing as a video clip on a short-video sharing platform.

As a form of “precision marketing”, in-feed advertising pushes ads to viewers based on data collected that is relevant to the user’s interests and therefore improves the likelihood of delivering ads to the desired audience of the advertisers. Due to the nature of in-feed ads, optimization in their presentation based on the features of advertisers’ products and services, including factors such as the graphic design of ads and the selection of the target audience, time slots, geographic regions and tiers of cities to display the ads, plays a vital role in improving the likelihood to attract clicks.

We have access to various in-feed advertising channels either directly with the media or with their authorized agencies. These channels include short-video sharing platforms such as ByteDance and Tik Tok, and various news portal and social media platforms.

Kuaishou (快手)	WeChat (微信)

Baidu news and content network (百度原生)	Today’s Headline (今日头条)

The cost model for in-feed ads is mostly CPC and CPM.

Mobile app ads

Mobile app ads generally refer to ads that are deployed in selected mobile sites or mobile apps, and typically appear in the form of banners, buttons, app-launch screen images and interstitial ads. During the fiscal years 2020, 2019 and 2018, media channels we utilized for deployment of mobile app ads for our advertisers included independent apps with acceptable level of traffic, app stores as well as demand-side platforms, or DSPs.

Banner ad	Button ad

App-launch screen ad	Interstitial ads

The cost model for mobile app is normally CPT and CPA. CPA allows advertisers to pay for a specific action from a prospective customer where a payment is made only when a specific action takes place, such as download (also referred to as CPD), installation and activation.

Social media ads

With the emergence of popular online social media attracting numerous users, advertisers are increasingly receptive of the idea of identifying social media accounts that have influence over potential customers on these platforms, and orienting marketing activities around these KOLs. Our social media marketing services generally involves the design and implementation of creative advertising campaigns carried out on social media platforms through the use of influential social media accounts with suitable target audiences.

Our social media campaigns generally take the form of coordinated issuances of content on accounts in various popular media platforms, including popular social networking platforms, video sharing platforms, live-streaming platforms, knowledge sharing platforms and information content platforms, which are intended to reach the readers of the contents of these accounts. Depending on the advertisers’ marketing objectives, various types of social media accounts can be used, such as (i) the accounts of celebrities and famous bloggers who have many followers; (ii) the accounts of key opinion leaders who commands authority and influence in certain areas (such as fashion, cars); (iii) online publications; and (iv) “grass root” accounts within a more niche audience.

To make a post on these social media accounts, we typically collaborate with various KOL agencies which own, manage, operate or have access to such social media accounts. We maintain a list of such KOL agencies, which are reviewed and updated from time to time based on our review of their service quality and their available resources. Generally, we enter into annual framework agreements with these KOL agencies setting out the major terms and administrative procedures for utilizing their social media accounts and KOL resources for ad deployments, and the respective rights and obligations of the parties.

Social media ads (example 1)	Social media ads (example 2)

Our services and operational flow

The diagram below illustrates the major stages of operation flow for the delivery of our advertising services.

Acquiring advertisers

We acquire advertisers through various means, including (i) approaching potential advertisers based on market intelligence and our industry insights; (ii) exploit our industry connections to identify potential advertisers; (iii) reaching out to our existing advertisers to explore further business opportunities, and (iv) through referrals by our advertisers (including advertising agencies) and media. See “— Sales and marketing” in this section for details.

It is common in the advertising industry to have cross-referrals among advertising agencies to utilize each other’s media resources which are not available to the others. For instance, we have been engaged by advertising agencies from time to time for placement of ads with media for which we are authorized agency, and we treat these advertising agencies and our direct advertisers alike in terms of the services we offer. Similarly, we may approach other advertising agencies who act as authorized agencies or have direct access of other media to acquire ad inventory for our advertisers.

We would negotiate with the advertisers on the commercial terms of the engagement, then we would enter into legally-binding contracts (framework agreements or one-off agreements) for the provision of our services.

Pre-launch

Before launching an advertising campaign, we would usually discuss with our advertiser to understand its products or services to be marketed, its marketing budget and its marketing objectives.

Depending on the needs of our advertisers, we may provide advices and services on advertising strategies and ad optimization, generally covering:

Ad Type	Our advices or services
SEM ads:

Keywords research and selection: We offer advices on selection of desired keywords and search-match criteria as well as exclusion of irrelevant search words to improve the click through rates (CTR) of ads.

Bidding price: We offer advices on bidding price for various types of keywords under the CPC model with a view to improving the effectiveness of an advertising campaign within a certain budget.

Time and place for ad deployment: We help advertisers identify their target audiences (such as their profiles and geographical locations) and target time slots to target the ad displays based on the characteristic of the advertisers’ products and services. By setting these parameters, we aim to target the relevant audiences of the products and services we promoted to improve the efficiency of reaching users with higher likelihood to click on the ads.

Ad presentation: In addition to optimization on search actions and search-match process as described in “Keyword research and selection” above, we also provide design optimization on the presentation of search results such as title phrases, text descriptions and special appearances.

In-feed ads:

Customized audience: Through direct access to the backend platform of the in-feed ad media which provides “tags” based on user profiles and behavior, we advise our advertisers on how to use these “tags” to define their target audiences, and assist our advertisers in adjusting the ad-trigger criteria to achieve more precise marketing.

Time and place for ad deployment: We help our advertisers set parameters such as geographical regions and time slots of ad displays and profiles of target audiences based on the features of advertisers’ products and services to increase the likelihood of the ads reaching their target audience.

Ad presentation: In addition to increasing the precision of the advertisement, we also provide optimization services on the design and format of ads, such as the desired length, content, script and color tone of short video ads to make them more receptive to the target audiences.

Mobile app ads:	We advise our advertisers on the choice of media, length of deployment and the format of the advertisements, and negotiate pricing terms with the relevant media operators on behalf of our advertisers.

Social media marketing ads:	We assist our advertisers in the design of advertising strategies, provide advices on choices of ad formats and materials (such as short-video, image and text descriptions), and recommend appropriate social media accounts and suitable media channels for implementation and deployment of the advertising campaigns based on the themes and the desired effects of the campaigns. From time to time we may be requested to arrange third party service providers to assist in the preparation of advertising materials on behalf of our advertisers.

We provide these advices and services on advertising strategies and ad optimization to our advertisers to improve the effectiveness of their ads, which we believe will serve to enhance our advertisers’ satisfaction, promote their stickiness with us, and encourage them to retain our services.

Campaign launch and performance review

After the advertising strategies and materials are agreed with our advertisers, the advertising campaign will be ready to be launched.

Upon receiving our advertisers’ orders, we would proceed to make ad placement orders with the relevant media or caused ad currency units to be recorded in our advertisers’ accounts on behalf of our advertisers either directly in cases where we are an authorized agency of the relevant media or, in cases where we do not have direct access of the relevant media, through other advertising agencies acting as authorized agency of or having direct access to such media.

For auctioned-based ads (typically ranked search ads and certain in-feed ads), ad inventory is typically acquired through a bidding algorithm using “ad currency units”, a record of virtual currency purchased and recorded in the back-end platform of the media. We typically maintain accounts of ad currency units directly with media or indirectly with media’s authorized agencies on behalf of our advertisers. Ad currency units we purchase on behalf of our advertisers will be recorded in these ad currency accounts for use in bidding for ad inventory. When an ad was clicked or viewed, an amount of ad currency units which the advertiser bid will be deducted from the corresponding ad currency accounts. The advertiser can top up ad currency units in their ad currency accounts to keep the advertising campaign alive. When the balance in the ad currency accounts drops to zero, the campaign will go offline.

For non-auction-based ads (more commonly associated with display search ads, mobile app ads, certain in-feed ads and social media marketing ads), the costs of ad inventory are generally determined based on the ad placement order with reference to, among other things, the prices of the relevant ad inventory set by media, the form and length of exposure of the ads. The actual duration of an advertising campaign, on the other hand, will be determined by the advertiser with reference to its advertising budget and the actual advertising spend.

We have implemented measures to ensure that our ad content does not violate these laws and regulations. After we receive the ad content from our advertisers, it will be subject to a compliance review by our experienced employees. If we determine that the ad content does not violate any applicable laws and regulations, we will share the ad content with the relevant media for their internal review. If we determine that the ad content may be in violation of applicable laws or regulations, we will provide suggested edits to the ad content and send it back to the advertiser for revision. After both we and the media have determined that the ad content is in full compliance with applicable laws and regulations on information dissemination, we will confirm with the advertiser on its opinion with respect to the compliance prior to the deployment of the ad.

After an ad is launched, we monitor and assess the overall effectiveness of the advertising campaign in various dimensions, such as the click consumption of search ads, ad exposure of in-feed ads and the visibility and degree of customer engagement of social media campaigns.

Based on the above review, we may further advise our advertisers on advertising strategies and optimization refinements to continuously improve the effectiveness of their ad campaigns. We would update our advertisers of the effectiveness of their advertising campaigns. Review reports may be prepared to highlight our suggested optimization strategies. For social media campaigns, we may also issue closing reports to our advertisers to summarize the key ad deliverables (such as screen shots of the relevant social media accounts) and analyze the campaign effectiveness.

Customers

The identities of our customers vary depending on the type of revenue and the nature of the business transactions. Where we recognize rebates and incentives we earn from media (or their authorized agencies) as our revenue, our customers are the media or their authorized agencies. If we recognize net fees we earn for procuring advertising services and ad inventory from media (or other advertising service providers) on behalf of our advertisers, our customers are our advertisers.

The table below summarizes our revenue model for different services:

Type	Our principal revenue model
SEM Services

• Search ads	Rebates and incentives
Non-SEM Services
• In feed ads	Rebates and incentives
• Mobile app ads	Net fees; rebates and incentives
• Social media ads	Net fees

Top customers

In 2018, our top five customers are Beijing Sogou Information Services Co., Ltd., Beijing Hetaolin Media Advertising Co., Ltd., Xiamen Fengmo Interactive Information Science and Technology Co., Ltd., Yunshi Dimension (Beijing) Science and Technology Co., Ltd., and Guangdong Advertising Co., Ltd., representing 45.3%, 9.0%, 8.2%, 6.5% and 5.2% of our total revenue, respectively.

In 2019, our top five customers are Beijing Sogou Information Services Co., Ltd., Beijing Admatator Network Technology Co., Ltd., Beijing Hetaolin Media Advertising Co., Ltd., Shenzhen Yichunqiu Technology Co., Ltd., and Beijing Yuetongzhike Network Technology Co., Ltd., representing 45.6%, 13.6%, 7.4%, 7.3% and 5.2% of our total revenue, respectively.

In 2020, our top five customers are Beijing Sogou Information Services Co., Ltd., Beijing Famous-Ad Co., Ltd., Hangzhou Yugang Information Technology Co., Ltd., Tianjin Infinite Network Technology Co., Ltd., and Aikuyou (Liaocheng) Information Technology Co., Ltd., representing 68.9%, 12.8%, 3.5%, 2.4% and 2.3% of our total revenue, respectively.

Concentration of customers

61.9%, 54.8% and 63.0% of our gross billing, and 68.6%, 47.2% and 45.8% of our revenue, for the fiscal years 2020, 2019 and 2018, respectively, were associated with our SEM services. We consider that the significance of our SEM services and our market presence as an advertising agency in this particular segment actually distinguishes us from many other market players engaging in the provision of online advertising agency services. That said, the search engine market in China demonstrates a highly concentrated feature on resource distribution. Very few search engines host the vast majority of online search traffics. As a result, search ad resources are concentrated on a few search engines. Accordingly, advertising service providers which offer SEM services will inevitably face customer concentration by the very nature of the market landscape. In addition, the fact that we are one of the authorized agencies of Sogou renders us one of the go-to online advertising service providers for acquisition of ad inventory offered by Sogou, which further contribute to our customer concentration during the fiscal years 2020, 2019 and 2018.

Sogou, of which we are its authorized agency since 2016, had been our top customer since we obtained our authorized agency status. We were recognized as the top authorized agency for Sogou in 2017, which we consider signifies our success in delivering SEM services and procuring advertisers for Sogou. The revenue contribution from Sogou had been stable during the fiscal years 2020, 2019 and 2018, accounting for 68.9%, 45.6% and 45.3% of our revenue in the fiscal years 2020, 2019 and 2018, respectively.

We have been actively expanding our advertiser base and other revenue sources, and at the same time identifying and securing authorized agency status with suitable media with a view to reducing our customer concentration and our risk of over-reliance on any particular customer. In this connection, we have successfully secured authorized agency status with other media. See “— Business model — Our media” in this section for further details of the media that we have secured authorized agency status and that we believe are significant to our business operations. On the other hand, with our continuous efforts in expanding our advertiser base and other revenue sources, the number of advertisers we served have increased from 364 in 2018 to 438 in 2019, and decreased slightly to 410 in 2020. Our gross billing and revenue contribution from our non-SEM services have grown from $55.7 million and $8.8 million in 2018 to $91.7 million and $9.4 million in 2019, respectively, and decreased to $51.4 million and $3.7 million in 2020, respectively. We endeavor to continue our efforts in further diversifying our revenue and customer base, and we are confident that our added authorized agency status with other media would facilitate our efforts in expanding our revenue source, attract new advertisers and mitigate our reliance on Sogou.

Suppliers

As we recognize all our revenue on a net basis as either rebates and incentives from media or net fees from advertisers, we do not have any significant suppliers and our cost of sales is mostly composed of our staff costs. For more details on our revenue model, see “— Revenue model and payment cycle” in this section.

Sales and Marketing

As of the date of this annual report, we had 13 employees in our sales and marketing teams who are mainly responsible for pitching and soliciting advertisers to place ads with media through us. They are tasked with growing and optimizing our advertiser base, understanding advertisers’ needs, and cultivating and maintaining relationships with such advertisers.

To grow our advertiser base, it is part of our strategy to identify rapidly expanding industry sectors which show a growing need of online advertising services by gathering and analyzing available market intelligence (such as third-party industry research reports, observation regarding ad placements on major media, news about rolling out of new online products and services). We generally prioritize our focus on the lead players in these targeted sectors and reach out to them with a view to introducing our services to them. On the other hand, our management and sales and marketing team has extensive experience in the online marketing industry. It is also our strategy to exploit such industry connections to enhance our visibility in the market and explore opportunities to reach potential advertisers.

We also acquire new business opportunities from our existing advertiser base. By keeping in touch with our existing advertisers, we are able to gain a deeper understanding of our advertisers’ latest business development and their specific advertising needs, and introduce services and ad inventory that are suitable for them.

While our business could come from direct marketing by contacting potential and existing advertisers, a significant portion of our business also come through various referral sources, with the most significant referrals coming from:

(i)	Existing and former advertisers who have used our services: We believe we have established good reputation for the quality of our services in the online advertising industry spread through the word of mouth. Our authorized agency status of popular media also gives us a strong presence in the online advertising market. We believe these factors have increased the likelihood that an existing or former advertiser may recommend our services to its business connections.

(ii)	Media with existing and former business relationship with us: Being an authorized agency for our media is an important source of referrals. Typically, popular media would take effort to market their media platforms to attract more advertisers. As a result, they may from time to time receive direct inquiries from advertisers regarding placement of ads on their platforms. For those media which maintain a network of authorized agencies, they would naturally refer the advertisers which have directly approached them to their authorized agency like us.

(iii)	Other third-party advertising agencies: It is common in the advertising industry to have cross-referrals among advertising agencies to utilize each other’s media resources which are not available to the others. On the back of our relationships and authorized agency status with certain media, we have direct access to the ad inventory offered by such media and attracts other third-party advertising agencies without such direct access to place ads through us. Occasionally, we may also receive referrals from other advertising agencies if they consider the services requested by an advertiser do not fit their business goals and strategies (for instance, in terms of sector focus and target profit margin).

Supporting our sales and marketing team are our customer service team, which helps to offer online advertising services to our clients. Our customer service officers are responsible for supporting our advertisers in the ad placement process. They provide consultative services on advertising strategies, campaign planning, execution and post-launch review. We believe that the quality of our service enables us to develop deeper, longer-lasting relationships with our advertisers, identify new opportunities and win new advertisers.

Competition

The online advertising services market in China is highly fragmented and competitive. Along with further consolidation of the market and the continuous innovation of marketing technologies, the concentration level of independent online advertising market is expected to increase gradually, as leading online marketing technology platforms are expected to take up higher market share in the future. Top-tier service providers with various distribution channels and technology advantages are expected to prevail in the future.

Online advertising service providers compete primarily on access to media resources, size of advertiser base, experience of management and service professionals, sufficiency of funding, quality of service, brand recognition, optimization capability, and technological competency. In addition to competition among online advertising service providers, the industry also faces competition from offline advertising through diversion of advertisers’ marketing budgets.

We believe we can effectively compete with other online advertising service providers with our broad and diverse advertiser base, established relationships with media and their authorized agencies, authorized agency status with popular media and our experienced and visionary management team. Going forward, we endeavor to further enlarge our advertiser base and widen our access to media.

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property critical to our business operations. We rely on a combination of copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our intellectual property.

As of the date of this annual report, we have registered:

•	two trademarks in Hong Kong;

•	one domain name in China; and

•	13 software copyrights in China.

We implement a set of comprehensive measures to protect our intellectual properties, in addition to making trademark and patent registration applications. Key measures include: (i) timely registration, filing and application for ownership of our intellectual properties, (ii) actively tracking the registration and authorization status of intellectual properties and take action in a timely manner if any potential conflicts with our intellectual properties are identified, (iii) clearly stating all rights and obligations regarding the ownership and protection of intellectual properties in all employment contracts and commercial contracts we enter into.

As of the date of this annual report, we have not been subject to any material dispute or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights in China.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, due to seasonal changes in our advertisers’ budgets and spending on advertising campaigns. For example, our revenues tend to increase as advertising spend rises in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfillment of their annual advertising budgets.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years 2020, 2019 and 2018, we did not make any material insurance claims in relation to our business.

Legal Proceedings

We may from time to time become a party to various legal administrative proceedings arising in our ordinary course of our business. As of the date of this annual report, we are a party to one pending and one recently decided material legal proceedings.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously signed with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement and be compensated in the amount of RMB47.7 million ($6.8 million), representing the alleged fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. If the court rules in favor of Ms. Chen Chen and grants her all her demands, we may be exposed to a maximum amount of RMB47.65 million ($6,838,404) in liabilities.

We believe the Contractual Dispute is without merit and we are defending ourselves vigorously. As of the date of this annual report, this case is still being reviewed. There is uncertainty, however, regarding the timing or ultimate resolution of this lawsuit and other legal proceedings in which we are involved.

Further, Ms. Chen Chen filed a labor dispute case against Horgos Baosheng, Beijing Branch with the Beijing Shijingshan District Labor Dispute Arbitration Committee (the “Committee”) on the grounds that her previous employment with Horgos Baosheng, Beijing Branch was wrongfully terminated. Ms. Chen Chen sought compensation for her lost pay, lost benefits, and litigation related expenses, and award of punitive damages. The Committee issued a judgment on August 23, 2019, ruling in favor of Ms. Chen Chen and granted her the damages in the sum of RMB424,161 ($60,873). Horgos Baosheng, Beijing Branch appealed the case to a court in Beijing in December 2019. On April 23, 2020, the court issued a final judgment that upheld the previous ruling. As a result, we compensated Ms. Chen Chen a total of RMB424,161 ($60,873) on May 28, 2020.

As we routinely enter into business contracts with our advertisers, we have been and may continue to be involved in legal proceedings arising from contract disputes.

In 2019, Horgos Baosheng brought a breach of contract claim against Qingdao Xingyuan Automobile Information Technology Co., Ltd. (“Qingdao Xingyuan”) and sought recovery of RMB3.85 million in aggregate. On December 21, 2020, the reviewing court entered a judgment, ruling in favor of Horgos Baosheng and requiring Qingdao Xingyuan to compensate Horgos Baosheng RMB3.25 million and an extra daily penalty of 0.05%, calculated from August 28, 2019 to the actual date of payment. As of the date of this annual report, the judgment is under the stage of enforcement.

In April 2020, Bejing Baosheng brought a breach of contract claim against Guangzhou Aiyou Information Technology Co. Ltd. (“Guangzhou Aiyou”) and sought recovery of RMB1,255,000 in aggregate. On September 22, 2020, the Beijing arbitration committee entered a judgment, ruling in favor of Beijing Baosheng and requiring Guangzhou Aiyou to compensate Beijing Baosheng RMB1,255,000, an extra daily penalty of 0.05%, calculated from August 28, 2019 to the actual date of payment, and arbitration-related expenses. On November 17, 2020, Beijing Baosheng filed a request with Guangzhou Intermediate People’s Court, seeking to mandatorily enforce the judgment. As of the date of this annual report, the judgment is under the stage of enforcement.

Freezing Order

In the litigation process of the Contractual Dispute, Ms. Chen Chen requested Haidian Court to issue a freezing order and freeze all the assets of Beijing Baosheng at the time of request, which were worth a total of RMB47.65 million. On July 15, 2019, Haidian Court issued freezing injunction, ordering the freezing of all the assets of Beijing Baosheng, including cash in the amount of RMB47.7 million (the “Freezing Order”). As of April 20, 2021, the following assets of Beijing Baosheng were frozen pursuant to the Freezing Order:

(1)	100% equity interest in Horgos Baosheng;

(2)	100% equity interest in Kashi Baosheng;

(3)	cash in the amount of RMB 23.5 million in a bank account at Bank of Hangzhou;

(4)	cash in the amount of RMB 0.6 million in a bank account at Beijing Gaoliangqiao Branch of Bank of China;

(5)*	cash in the amount of RMB 0.005 million in a bank account at Beijing Qinghua East Road Branch of Bank of China; and

(6)*	cash in the amount of RMB 0.6 million in a bank account at Bank of Communications.

*	The bank accounts at Beijing Qinghua East Road Branch of Bank of China and Bank of Communications were frozen pursuant to the Freezing Order on April 15, 2021.

Pursuant to the Freezing Order, Beijing Baosheng’s assets in the amount of RMB47.7 million were ordered to be frozen. As of the date of this annual report, the total amount of cash in the four bank accounts of Beijing Baosheng was less than the amount ordered to be frozen, and therefore, no cash may be withdrawn from the bank accounts.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the surrender of matured loans, or other decisions that may impact the value of equity interest of the company.

Exposure of the Company and Ms. Wenxiu Zhong’s Guarantee Letter

As a result of the litigations discussed above, we may be exposed to a maximum amount of RMB48,074,161 ($6,899,277) in liabilities.

Pursuant to Ms. Wenxiu Zhong’s Guarantee Letter, she promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses. We, however, recognize that there are risks involved in this arrangement. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our financial condition and liquidity position may be subject to credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations relating to Advertising Businesses

The Advertising Law of the PRC (《中华人民共和国广告法》) which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 27, 1994 and amended on April 24, 2015, October 26, 2018 respectively and became effective on October 26, 2018, requires that advertisers, advertisement operators and advertisement publishers shall ensure that contents of advertisements produced or spread by them are true and totally comply with applicable laws and regulations, and contents of advertisements shall not include, inter alia, information which (1) damages the national dignity or interest, or involves state secrets; (2) contains such words as “national”, “highest level” and “the best”; and (3) involves ethnic, racial, religious, gender, and other types of discrimination. In addition, advertisements with certain special contents shall be subject to government review prior to publication, and advertisement operators and advertisement publishers shall confirm that such review has been sufficiently implemented and relevant approvals have been obtained. Violation of the aforesaid requirements may lead to penalties, confiscation of advertising revenues, or being ordered to stop spreading the advertisement or to publish an advertisement for correcting any misleading information. If such case is serious, the industrial and commercial administration authority may order termination of advertising operation or cancelation of the business license.

The Interim Measures for the Administration of Internet Advertising (《互联网广告管理暂行办法》) which was promulgated by the SAIC on July 4, 2016 and came into effect on September 1, 2016 governs all advertisements published on the Internet, including but not limited to advertisements in the form of text, image, audio and video which are published through website, web page and application. Internet advertisement operators and publishers shall not design, produce, provide agency services for or publish any false advertisement they know or should have known; shall establish a review and file management system, inspect and verify relevant supporting documents, and check contents of advertisements; and shall not design, produce, provide agency services for or publish any advertisement whose contents are untrue or without sufficient supporting documents.

Regulations relating to Internet Information Services

On September 25, 2000, the State Council of the People’s Republic of China (the “State Council”) promulgated the Administrative Measures on Internet Information Services (《互联网信息服务管理办法》) (the “Internet Measures”), which was later amended and became effective on January 8, 2011. Under the Internet Measures, internet information services are divided into profitable services and non-profitable services, a license requirement shall be satisfied before conducting profitable internet information service, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the Internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers (for non-profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services providers are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. Additionally, as the Internet information service providers, under the Civil Code of the PRC (《中华人民共和国民法典》), which became effective on January 1, 2021, they shall bear tortious liabilities in the event they infringe upon other persons’ rights and interests. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the Internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the Internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an Internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its Internet service but fails to take necessary actions, it is jointly and severally liable with the Internet user.

Regulations relating to Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the SCNPC enacted the Decisions on Maintaining Internet Security (《全国人民代表大会常务委员会关于维护互联网安全的决定》), later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (1) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (2) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (3) use the Internet for the purpose of infringing on the intellectual property of any person; (4) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (5) create any pornographic website or webpage on the Internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audio-visual products, or images. Pursuant to the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet (《计算机信息网络国际联网安全保护管理办法》) which was promulgated by the Ministry of Public Security (the “MPS”) on December 16, 1997 and later amended and became effective on January 8, 2011, the Internet is prohibited to be used in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content. On December 13, 2005, the MPS promulgated the Provisions on the Technical Measures for the Protection of the Security of the Internet (《互联网安全保护技术措施规定》) which require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local public security bureaus may recommend that the original certificate examination, approval and issuing organizations revoke its operating license and shut down its websites. Pursuant to the Circular of the MPS, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security (《公安部、国家保密局、国家密码管理局、国务院信息化工作办公室关于印发〈信息安全等级保护管理办法〉的通知》) which was promulgated on June 22, 2007, the state shall, by formulating nationally effective administrative norms and technical standards for the graded protection of information security, organize citizens, legal persons and other organizations to grade information systems and protect their security, and supervise and administer the graded protection work. The security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection (《关于加强网络信息保护的决定》), which became effective on the same day, to enhance the legal protection of information security and privacy on the Internet. On July 16, 2013, the Ministry of Industry and Information Technology of the PRC (the “MIIT”) promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users (《电信和互联网用户个人信息保护规定》) to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of users’ information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.

On November 7, 2016, the SCNPC published the Cyber Security Law of the PRC (《中华人民共和国网络安全法》), or the Cyber Security Law,which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. Our PRC legal counsel has advised us that, based on its understanding of the Cyber Security Law, we are not a network operator and not subject to the requirements imposed to network operators under the Cyber Security Law. However, as a non-network operator, like any individual or organization, we have an obligation under the Cyber Security Law not to acquire personal information by stealing or through other illegal means, or illegally sell or provide personal information to any other person. As of the date of this annual report, we are in material compliance with the Cyber Security Law, and this law has not had a significant impact on our business operations. However, our PRC legal counsel has further advised us that there are uncertainties as to how the Cyber Security Law will be interpreted or amended by competent authorities in the future.

On April 13, 2020, the Cyberspace Administration of China and other departments issued Cybersecurity Review Measures (《网络安全审查办法》), which took effect on June 1, 2020, to provide for more detailed rules regarding cybersecurity review requirements.

Regulations relating to Intellectual Property Rights

Copyrights

In accordance with the Copyright Law of the PRC (《中华人民共和国著作权法》) promulgated by the SCNPC on September 7, 1990, last amended on February 26, 2010 and came into effect on April 1, 2010, Chinese citizens, legal persons or other entities own the copyright in their works whether published or not, including written works, oral works, music, comedy, arts of talking and singing, dance and acrobatics, work of art and architecture work, photographic works, cinematographic work and work created by the method similar to the film production method; engineering design drawing, product design drawing, map, sketch and other graphic works and model works, computer software and other works specified by laws and administrative regulations. The rights a copyright owner has include but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right and right of compilation.

In accordance with the Regulations on the Protection of Computer Software (《计算机软件保护条例》) promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right and other rights software copyright owners shall have in software developed by them, regardless of whether it has been published. In accordance with the Measures for the Registration of Computer Software Copyright (《计算机软件著作权登记办法》) promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights and software copyright transfer contracts may be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and designates the Copyright Protection Center of China as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with regulations.

Trademark

In accordance with the Trademark Law of the PRC (《中华人民共和国商标法》) (the “Trademark Law”), which was promulgated by the SCNPC on August 23, 1982 and came into effect on March 1, 1983, and was last amended on April 23, 2019 and came into effect on November 1, 2019, and the Regulations for the Implementation of the Trademark Law of the PRC (《中华人民共和国商标法实施条例》) which was promulgated by the State Council on August 3, 2002, came into effect on September 15, 2002 and was last amended on April 29, 2014 and came into effect on May 1, 2014, any trademark which is registered with the approval of the Trademark Office is a registered trademark, including commodity trademark, service trademark, collective trademark, certification trademark, and the trademark registrant has the exclusive right to use a registered trademark and such right is protected by law. A registered trademark is valid for a period of 10 years commencing from the date on which the registration is approved. Use of a trademark that is identical with or similar to a registered trademark, for the same kind of or similar commodities, without authorization of the trademark registrant, constitutes infringement of the exclusive right to use a registered trademark.

Domain name

In accordance with the Measures for the Administration of Internet Domain Names (《互联网域名管理办法》) which was promulgated by the MIIT on August 24, 2017 and came into effect on November 1, 2017, the Implementing Rules of China Internet Network Information Center on Domain Name Registration (the “Implementing Rules of Domain Name Registration”) (《中国互联网信息中心域名注册实施细则》) which was promulgated by China Internet Network Information Center (the “CNNIC”) on May 28, 2012 and came into effect on May 29, 2012, and the Measures of the China Internet Network Information Center on Domain Name Dispute Resolution (the “Measures on Domain Name Dispute Resolution”) (《中国互联网络信息中心域名争议解决办法》) which was promulgated by CNNIC May 28, 2012, came into effect on June 28, 2012, domain name registrations are handled through domain name service agencies established under relevant regulations, and the applicant becomes a domain name holder upon successful registration, and domain name disputes shall be submitted to an organization authorized by CNNIC, for resolution. Both the Implementing Rules of Domain Name Registration and the Measures on Domain Name Dispute Resolution were abolished on June 18, 2019 and replaced by Implementing Rules of China Top Level Domain Name Registration (《国家顶级域名注册实施细则》), which was promulgated by CNNIC on June 18, 2019 and came into effect on the same day.

In accordance with the Notice from the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services (《工业和信息化部关于规范互联网信息服务使用域名的通知》) which was promulgated by the MIIT on November 27, 2017 and came into effect on January 1, 2018, internet access service providers shall verify the identity of each internet information service provider, and shall not provide services to any internet information service provider which fails to provide real identity information.

Regulations relating to Labor and Social Welfare

The Labor Contract Law

Pursuant to the Labor Contract Law of the PRC (《中华人民共和国劳动合同法》), which was issued on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, labor contracts shall be concluded in writing if employment relationships are to be or have been established between enterprises or institutions and the employees. Enterprises and institutions are forbidden to force employees to work beyond the time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall not be lower than local standards on minimum wages and shall be paid to employees in a timely manner.

According to the Labor Law of the PRC (《中华人民共和国劳动法》) which was promulgated on July 5, 1994 and last amended and came into effect on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate employees in occupational safety and sanitation in the PRC. Occupational safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of occupational protection.

Social Insurance and Housing Fund

Pursuant to the Interim Regulations on Levying Social Insurance Premiums (《社会保险费征缴暂行条例》 ) promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees (《国务院关于完善企业职工基本养老保险制度的决定》) promulgated on December 3, 2005, Decision on Establishment of Basic Medical System for Urban Employee (《国务院关于建立城镇职工基本医疗保险制度的决定》) issued by State Council with effect from December 14, 1998, the Regulations on Unemployment Insurance (《失业保险条例》) effective from January 22, 1999, Regulations on Work-Related Injury Insurance (《工伤保险条例》) promulgated on April 27, 2003, amended on December 20, 2010, and became effective on January 1, 2011, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees (《企业职工生育保险试行办法》) promulgated on December 14, 1994 with effect from January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Pursuant to Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees (《国务院办公厅关于全面推进生育保险和职工基本医疗保险合并实施的意见》), promulgated by the General Office of State Council on March 6, 2019, maternity insurance fund shall merge into the basic medical care insurance fund for employees so as to unify payment and harmonize consolidation level. The new ratio of employers’ contribution to basic medical care insurance for employees is determined based on the aggregate of the ratios of employers’ contribution to maternity insurance and basic medical care insurance for employees, and an individual is not required to pay for maternity insurance. Therefore, after March 6, 2019, our Company has no record of maternity insurance fund in the payment details of social security, since it has been merged into the basic medical care insurance fund.

Pursuant to the Social Insurance Law of the PRC (《中华人民共和国社会保险法》), which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1—3 times the overdue amount.

Pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums (《人力资源社会保障部办公厅关于贯彻落实国务院常务会议精神切实做好稳定社保费征收工作的紧急通知》), promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from organizing the centralized settlement of historical unpaid social insurance premiums of enterprises.

Pursuant to the Administrative Regulations on the Housing Provident Fund (《住房公积金管理条例》) effective from April 3, 1999, amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to go through the formalities within a prescribed time limit. Failing to do so at the expiration of the time limit will subject the employer to a fine of not less than RMB10,000 and up to RMB50,000. When an employer fails to pay housing provident fund due in full and in time, housing provident fund center is entitled to order it to rectify, failing to do so would result in enforcement exerted by the court.

Regulations relating to Tax

Enterprise income tax

According to the EIT Law, enacted on March 16, 2007, effective on January 1, 2008 and last amended on December 29, 2018 by the SCNPC and the Implementation Regulations for the Enterprise Income Tax Law of the PRC (《中华人民共和国企业所得税法实施条例》), enacted on December 6, 2007, amended and came into effect on April 23, 2019 by the State Council, and its relevant implementation regulations, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if nonresident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Pursuant to the Notice on Preferential EIT Policies for Two Special Economic Development Zones of Kashi and Horgos in Xinjiang Uygur Autonomous Region (《关于新疆喀什霍尔果斯两个特殊经济开发区企业所得税优惠政策的通知》) promulgated by the MOF and the SAT on November 29, 2011 and the Implementation Opinions on Accelerating the Construction of Kashi and Horgos Economic Development Zones (《关于加快喀什、霍尔果斯经济开发区建设的实施意见》) promulgated by the Government of Xinjiang Uygur Autonomous Region of China on April 29, 2012, an enterprise established in Horgos or Kashi between January 1, 2010 and December 31, 2020 and fallen within the scope of the Catalogue of EIT Incentives for Industries Particularly Encouraged for Development by Poverty Areas of Xinjiang (新疆困难地区重点鼓励发展产业企业所得税优惠目录) shall be exempted from EIT for five years beginning from the first year in which the manufacturing or business operational revenue is earned. After the initial EIT exemption period, the enterprise is entitled to another five-year exemption on the local portion of its EIT.

Value-added Tax

Pursuant to the Provisional Regulations on VAT of the PRC (《中华人民共和国增值税暂行条例》) promulgated by the State Council on December 31, 1993, and subsequently amended on November 5, 2008, February 6, 2016 and November 19, 2017 respectively, and the Implementation Rules of the Provisional Regulations on VAT of the PRC (《中华人民共和国增值暂行税条例实施细则》) promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011 respectively, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay VAT.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying VAT in Lieu of Business Tax (《营业税改征增值税试点方案》). Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities to levy a 6% VAT on revenue generated from certain kinds of services in lieu of the business tax.

The Administrative Measures on Tax Exemption for Cross-border Acts Subject to VAT in the Pilot Scheme for Levying VAT in Place of Business Tax (for Trial Implementation) (《营业税改征增值税跨境应税行为增值税免税管理办法(试行)》), which was promulgated on May 6, 2016 by the SAT and effective on May 1, 2016, and was amended on June 15, 2018, effective on the same day, provides that if a domestic enterprise provides cross-border taxable services such as technology transfer (provided to and received by overseas entities), technical consulting (provided to and received by overseas entities), and software service (provided to and received by overseas entities), technical consulting (provided to and received by overseas entities), the above mentioned cross-border taxable services shall be exempt from the VAT. Technical consulting services provided by a domestic enterprise are subject to zero-rated policies, but such taxpayer might choose to forfeit the application of zero rate and opt for the tax exemption.

On March 23, 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to VAT Reform (the “Circular 36”) (《关于全面推开营业税改征增值税试点的通知》), which was last amended by the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform (《财政部、税务总局、海关总署关于深化增值税改革有关政策的公告》) on March 20, 2019 and came into effect on April 1, 2019, confirms that business tax will be completely replaced by VAT from May 1, 2016. The Notice of the MOF and the SAT on the Adjustment to VAT Rates (《关于调整增值税税率的通知》), promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (《关于深化增值税改革有关政策的公告》),which was promulgated by MOF, State Administration of Taxation and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

Dividend withholding tax

According to the EIT Law and its implementing rules, dividends paid to investors of an eligible PRC resident enterprise can be exempted from EIT and dividends paid to foreign investors are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.

The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes (《内地和香港特别行政区关于所得避免双重征税和防止偷漏税的安排》), or the Arrangement, on August 21, 2006. According to the Arrangement, 5% withholding tax rate shall apply to the dividends paid by a PRC company to a Hong Kong resident, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% of withholding tax rate shall apply if the Hong Kong resident holds less than 25% of the equity interests in the PRC company.

Pursuant to the Circular on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties (《关于执行税收协议股息条款有关问题的通知》), which was promulgated by the State Administration of Taxation, or SAT, and became effective on February 20, 2009, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.

According to the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents (《非居民享受税收协定待遇管理办法(试行)》), which was promulgated by the SAT on August 24, 2009 and became effective on October 1, 2009, where a non-resident enterprise that receives dividends from a PRC resident enterprise wishes to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident enterprise may not enjoy the favorable tax treatment provided in the tax agreements.

The Tentative Administrative Measures on Tax Convention Treatment for Non-Residents (《非居民享受税收协定待遇管理办法(试行)》) was repealed by the Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers (《非居民纳税人享受税收协议待遇管理办法》), which was promulgated by the SAT on August 27, 2015 and became effective on November 1, 2015 with last amendment on June 15, 2018, where a non-resident enterprise that receives dividends from a PRC resident enterprise, it could directly enjoy the favorable tax benefits under the tax arrangements at tax returns, and subject to the subsequent regulation of the competent tax authority. The Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers has subsequently been repealed by the Administrative Measures on Treaty Benefits Treatment for Non-Resident Taxpayers (《非居民纳税人享受协定待遇管理办法》), promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, which still adopts the same provisions as the Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers.

PRC Laws and Regulations relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations of the PRC (《中华人民共和国外汇管理条例》), as amended in August 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the SAFE’s prior approval is obtained and prior registration with the SAFE or its local counterpart is made. On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (the “SAFE Circular No. 21”), which was amended on December 31, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》) (the “SAFE Circular No. 59”) promulgated by the SAFE on November 19, 2012, that became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. The SAFE Circular No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from Chinese party, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》) (the “SAFE Circular No. 37”), promulgated by the SAFE and which became effective on July 4, 2014, (1) a PRC resident (the “PRC Resident”) shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》) (the “SAFE Circular No. 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Circular No. 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations relating to Foreign Investment

Investment activities in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017) (《外商投资产业指导目录(2017年修订)》) (the “Catalogue”), which was promulgated jointly by the MOFCOM and National Development and Reform Commission (the “NDRC”) on June 28, 2017 and became effective on July 28, 2017 and contains specific provisions guiding market access of foreign capital. Under the Catalogue, foreign-invested industries are classified into two categories, namely (1) encouraged foreign-invested industries; and (2) foreign-invested industries which are subject to special administrative measures for access of foreign investment (the “Negative List”). The Negative List is further divided into restricted foreign-invested industries and prohibited foreign-invested industries, setting out restrictions such as shareholding requirements and qualifications of the senior management. Any industry not listed in the Negative List is a permitted industry.

The NDRC and the MOFCOM issued the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2018) (《外商投资准入特别管理措施(负面清单) (2018年版)》) (the “Negative List 2018”) on June 28, 2018, which became effective on July 28, 2018 and the Negative List in the Catalogue was repealed simultaneously.

The NDRC and the MOFCOM issued the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2019) (《外商投资准入特别管理措施(负面清单) (2019年版)》) (the “Negative List 2019”) on June 30, 2019, which became effective on July 30, 2019 and replaced the Negative List 2018 simultaneously. The Negative List 2019 contains a list of fields that foreign investment is restricted or forbidden.

On June 23, 2020, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (外商投资准入特别管理措施(负面清单) (2020年版)) (the “Special Administrative Measures”), which was promulgated by the NDRC and the MOFCOM and became effective on July 23, 2020, replaced the Negative List 2019. Industries listed in the Special Administrative Measures are divided into two categories with respect to foreign investment: restricted and prohibited. Industries not listed in the Negative List are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

Our principal businesses are precluded from the Special Administrative Measures and is thus within a permitted industry for foreign investment.

Regulations relating to Foreign-Owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC (《中华人民共和国公司法》) (the “PRC Company Law”), which was promulgated by the SCNPC on December 29, 1993 and last amended and became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, i.e., limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested limited liability companies. According to the PRC Company Law, any stipulations by other PRC laws governing foreign investment shall prevail over the PRC Company Law.

Pursuant to the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法》) (the “Law on Wholly Foreign-owned Enterprises of the PRC”), which was promulgated by the SCNPC on April 12, 1986, last amended on September 3, 2016 and became effective on October 1, 2016, where the establishment of wholly foreign-owned enterprises does not involve the implementation of special access administrative measures prescribed by the state, the establishment, breakup, merger, or any other major change and the operation period of such enterprises are subject to record-filing administration.

The Implementing Rules for the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法实施细则》) (the “Implementing Rules on Wholly Foreign-owned Enterprises”) was promulgated by the State Council on December 12, 1990, then was amended on April 12, 2001 and February 19, 2014, and became effective on March 1, 2014. According to the Implementing Rules on Wholly Foreign-owned Enterprises, industries in which the establishment of wholly foreign-owned enterprises is prohibited or restricted shall be regulated in accordance with the provisions of the State about foreign investment orientation and the Catalogue.

The Law on Wholly Foreign-owned Enterprises of the PRC and the Implementing Rules on Wholly Foreign-owned Enterprises have been repealed by the Foreign Investment Law of the PRC (《中华人民共和国外商投资法》 (the “Foreign Investment Law”), which was adopted by the National People’s Congress on March 15, 2019 and came into effect on January 1, 2020. According to the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment. The pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts. The negative list refers to special administrative measures for the access of foreign investment in specific fields as stipulated by the State. The State shall give national treatment to foreign investment beyond the negative list. The organization form, institutional framework and standard of conduct of a foreign-funded enterprise shall be subject to the provisions of the PRC Company Law and the Partnership Enterprise Law of the PRC (《中华人民共和国合伙企业法》) and other laws. Foreign investors shall not invest in any field forbidden by the negative list for access of foreign investment. For any field restricted by the negative list, foreign investors shall conform to the investment conditions as required in the negative list, and fields not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated uniformly.

The Law on Sino-Foreign Equity Joint Ventures of the PRC (《中华人民共和国中外合资经营企业法》), the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法中》) and the Law on Sino-Foreign Cooperative Joint Ventures of the PRC (《中华人民共和国中外合作经营企业法》) were repealed simultaneously when the Foreign Investment Law came into effect on January 1, 2020, and foreign-funded enterprises which were established in accordance with such laws before the implementation of the Foreign Investment Law may retain their original organization forms and other aspects for five years upon the implementation hereof.

Regulations relating to M&A and Overseas Listing

The Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors (《关于外国投资者并购境内企业的规定》) (the “M&A Rules”) was promulgated by six PRC ministries including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, the CSRC and the SAFE on August 8, 2006, became effective on September 8, 2006, and was amended and became effective on June 22, 2009. A foreign investor is required to comply with the M&A Rules when it: (1) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (2) subscribes for the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (3) establishes a foreign-invested enterprise through which it purchases the assets of any domestic enterprise and operates these assets; or (4) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further prescribed that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall be approved by the MOFCOM prior to its establishment and obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access (《外商投资准入管理指引手册》), which was issued and became effective on December 18, 2008 by the MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not; or (2) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

For details of each shareholder’s ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

Notes:

1.	“EJAM Group” represents EJAM Group Co., Ltd., a joint stock company established in the PRC with limited liability on November 23, 2010, whose shares are quoted on the National Equities Exchange and Quotations (全国中小企业股份转让系统) (stock code: 834498), and is a financial investor of our Company and one of our pre-IPO investors.

2.	“EJAM International” represents EJAM International Limited, a company incorporated in Hong Kong with limited liability in November 2015 and is a direct wholly owned subsidiary of EJAM Group.

3.	“Pubang Landscape” represents Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability on July 19, 1995, whose shares are listed on the Shenzhen Stock Exchange (stock code: 002663.SZ), and is a financial investor of our Company and one of our pre-IPO investors.

4.	“Pubang Hong Kong” represents Pubang Landscape Architecture (HK) Co., Ltd., a company incorporated in Hong Kong with limited liability in September 2013 and is a direct wholly owned subsidiary of Pubang Landscape.

5.	“CYY Holdings” represents CYY Holdings Limited, a business company incorporated in the BVI with limited liability in November 2013 and is wholly owned by Mr. Yick Yan Chan.

D.  Property, Plants and Equipment

Our corporate headquarter is located in Beijing, China. We use the ten properties we own and one property we lease from an unrelated third party in Horgos as office spaces with an aggregate gross floor area of approximately 11,296.28 ft2. We lease four properties as office spaces in Beijing, Shanghai, and Kashi, from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.  Operating Results

Overview

We are an online marketing solution provider based in China. We are dedicated to helping advertisers manage their online marketing activities to achieve their business goals. Founded in 2014, our business has grown rapidly from a start-up online marketing agency to a multi-channel online marketing solution provider. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads in various forms such as search ads, in-app ads, mobile app ads and social media marketing ads. At the same time, as authorized agencies of some popular online media, we help online media to procure advertisers and facilitate ad deployment on their advertising channels. According to the Frost and Sullivan Report, we ranked1 fifth among independent online advertising service providers in China in 2018 with a market share of 0.21%, and fourth among independent online advertising service providers by gross revenue generated through searching engine ads with a market share of 0.41%.

Along with the further penetration of the Internet, particularly on mobile devices, we believe an increasing number of advertisers would use online advertising channels because of their unlimited geographic coverage, promptness and inclusivity. With our experience in the online advertising industry and insights on industry trends, we are well-positioned to capture the opportunities offered by the continued rapid growth of the online marketing industry.

1 The ranking only includes independent online advertising service providers which do not possess self-owned distribution resources and are not engaged in automatic programmatic and inventory trading with their own systems such as DSP, SSP etc.

Our service categories

Our advertising services are classified into two categories:

•	SEM services, which include the deployment of ranked search ads and other display search ads offered by search engine operators; and

•	Non-SEM services, which include social media marketing, in-feed advertising, and mobile app advertising by deploying ads on media such as social platforms, short-video platforms, news portals, and mobile apps in the forms of in-feed ads, banner ads, button ads, interstitial ads, and posts on selected social media accounts.

We regard our business value as revolving around our ability to serve the needs of two major business stakeholders: advertisers and media. On one hand, with our experience and insights in the online advertising industry, we help advertisers to effectively carry out their advertising campaigns by offering advices on online advertising strategies, carrying out advertising optimization and facilitating the deployment of online ads. On the other hand, we help media to connect with advertisers and facilitate the monetization of their advertising resources.

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the years ended December 31, 2020, 2019 and 2018, the number of advertisers (including direct advertisers and third party advertising agencies subscribing our services on behalf of their advertising clients) were 410, 438 and 364, respectively, and the gross billing were $134.9 million, $202.7 million and $150.6 million, respectively. For the years ended December 31, 2020, 2019 and 2018, top five advertisers contributed 47.5%, 37.7% and 30.5% of total gross billing, respectively.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the years ended December 31, 2020, 2019 and 2018, we generated rebates and incentives from publishers of $9.4 million, $16.0 million and $10.2 million, respectively, and net fees from advertisers of $2.5 million, $1.9 million and $6.0 million, respectively.

Gross billing and media costs

Gross billing is defined as the actual dollar amount of advertising spend of our advertisers, net of any rebates and discounts given by us to the advertisers (if any). We use gross billing to assess the business growth, market share and scale of operations.

Media cost represents the cost for acquisition of ad inventory or other advertising services from media and other advertising service providers, offset by rebates and incentives we receive from the relevant media and advertising service providers (if any).

Factors Affecting Our Results of Operations and Trend Information

Size and spending of advertiser base

We earn revenue in the form of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are usually calculated with reference to the advertising spend of the advertisers and are closely correlated to the gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) the net fees from advertisers, which are essentially the fees we charge advertisers (i.e. gross billing) net of the media costs and other costs of procuring advertising services we incur on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies). The rebates and incentives we receive from media are calculated as a percentage of the total advertising spend of the advertisers procured by us in a given period, with the percentage typically ranging from 10% to 20%. See “Item 4. Information on the Company—B. Business Overview — Revenue Model and Payment Cycle — Rebates and incentives from publishers — Rebates and incentives offered by media (or their authorized agencies)” for details.

The willingness of advertisers to spend their online advertising budget through us is critical to our business and our ability to generate gross billing. Our advertisers’ demand for advertising services can be influenced by a variety of factors including:

1	Macro-economic and social factors: domestic, regional and global social, economic and political conditions (such as concerns over a severe or prolonged slowdown in China’s economy and threats of political unrest), economic and geopolitical challenges (such as trade disputes between countries such as the United States and China), economic, monetary and fiscal policies (such as the introduction and winding-down of qualitative easing programs).

2	Industry-related factors: such as the trends, preferences and habits of audiences towards online media and their receptiveness towards online advertising as well as the development of emerging and varying forms of online media and contents.

3	Advertiser-specific factors: an advertiser’s specific development strategies, business performance, financial condition and sales and marketing plans.

A change in any of the above factors may result in significant cutbacks on advertising budgets by advertisers, which would not only result in a reduction of our revenue, but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media.

Rebate policies offered from publishers and those offered to advertisers

Publishers may change the rebate and incentive policies offered to us based on prevailing economic outlook, competitive landscape of the online advertising market, and their own business strategy and operational targets. For instance, a media may reduce the rate of rebate offered to us for reason of changes in its business strategies, resource reallocation, increased popularity and demand for their media resources, etc., or may adjust their incentive programs or their benchmarks and measuring parameters for incentive offerings based on their changing marketing and target audience strategies. If media impose rebate and incentive policies that are less favorable to us, our revenue, results of operations and financial condition may be adversely affected.

On the other hand, we may offer rebates to our advertisers. The level of rebates we offer to our advertisers is determined case by case with reference to the rebates and incentives we are entitled to receive from the relevant media (or its authorized agency), an advertiser’s committed total spend, our business relationships with such advertiser and the competitive landscape in the online advertising industry. If it emerges that an increase in the rate of rebate to our advertisers is necessary for us to remain competitive or align with the emerging competitive environment, our revenue and profitability may reduce.

Our ability to attract new media and to maintain relationship with existing media

We have established and maintained relationships with a wide range of media and their authorized agencies, as well as agencies of KOLs, which offer our advertisers diverse choices of ad formats, including search ads, in-feed ads, mobile app ads and social media ads. Our future growth will depend on our ability to maintain our relationships with existing media partners as well as building partnerships with new media.

In particular, we act as authorized agency for some popular online media to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year, and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

If any media ends its cooperative relationship with us or terminates our authorized agency status, or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertisers deflection, and suffer revenue drop.

Impact of COVID-19 on our business

Our business could be adversely affected by the effects of epidemics. COVID-19, a novel strain of coronavirus, has spread around the world. Our headquarters is located in Beijing, China. Due to the outbreak of COVID-19 we and some of our business partners have implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 outbreak, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. We earned gross billing in the amount of $134.9 million for the fiscal year ended December 31, 2020, a decrease of $67.8 million, or 33.5%, from $202.7 million for the fiscal year ended December 31, 2019. Our revenues on a net basis for the fiscal year ended December 31, 2020 decreased by approximately $5.9 million, or 33.3%, as compared with the same period ended December 31, 2019. In the short term, the COVID-19 pandemic has created uncertainties and risks. With the work resumption within China, we expect our gross billing and revenues on a net basis will continue to increase in the long-term. Based on the current situation, we do not expect a significant impact on our operations and financial results in the long run. The extent to which COVID-19 impacts our results of operations will depend on the future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

In recent years, there were several other outbreaks of epidemics in China and around the world. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, COVID-19 or another epidemic disease, as it may require our employees to be quarantined and/or require us to close our offices. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the overall economy in the PRC and the advertising industry in particular.

Results of Operations for the Years Ended December 31, 2020 and 2019

The following table summarizes the results of our operations during the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended December 31,		Variance
	2020	2019	Amount	%
Revenues	$11,911,229	$17,846,900	$(5,935,671)	(33.3)%
Cost of revenues	(1,256,353)	(1,855,164)	598,811	(32.3)%
Gross profit	10,654,876	15,991,736	(5,336,860)	(33.4)%

Operating expenses
Selling and marketing expenses	(947,834)	(411,391)	(536,443)	130.4%
General and administrative expenses	(4,063,867)	(5,129,987)	1,066,120	(20.8)%
Total operating expenses	(5,011,701)	(5,541,378)	529,677	(9.6)%

Income from operations	5,643,175	10,450,358	(4,807,183)	(46.0)%

Other income (expenses)
Interest expense, net	(183,896)	(48,311)	(135,585)	280.7%
Subsidy income	955,439	819,755	135,684	16.6%
Other income (expenses), net	638,611	(65,754)	704,365	(1,071.2)%
Total other income, net	1,410,154	705,690	704,464	99.8%

Income before income taxes	7,053,329	11,156,048	(4,102,719)	(36.8)%

Income tax (expense) benefit	(108,638)	18,528	(127,166)	(686.3)%

Net income	$6,944,691	$11,174,576	$(4,229,885)	(37.9)%

Revenues

We primarily generate our revenues from providing online marketing solutions. We recognize all our revenues on a net basis, which comprises of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing) net of the media costs we incurred on their behalf.

Our total revenues decreased by $5.9 million or 33.3%, from $17.8 million for the year ended December 31, 2019, to $11.9 million for the year ended December 31, 2020. The following table sets forth a breakdown of our revenues:

	For the Years Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Rebates and incentives offered by publishers	$9,430,758	79.2%	$15,953,148	89.4%	$(6,522,390)	(40.9)%
Net fees from advertisers	2,480,471	20.8%	1,893,752	10.6%	586,719	31.0%
Total	$11,911,229	100.0%	$17,846,900	100.0%	$(5,935,671)	(33.3)%

The rebates and incentives offered by publishers decreased by $6.5 million, or 40.9%, from $16.0 million for the year ended December 31, 2019 to $9.4 million for the year ended December 31, 2020, which was mainly caused by the decrease of $5.1 million in revenues from mobile app ads services due to combined effects of decreased demands from advertisers affected by COVID-19 and certain orders, and our entry into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts, and the decrease of $1.1 million in revenues from in-feed ads services as a result of decreased demands from advertisers affected by COVID-19.

The net fees from advertisers increased by $0.6 million, or 31.0%, from $1.9 million for the year ended December 31, 2019 to $2.5 million for the year ended December 31, 2020. Because we entered into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts for mobile app ads services, our net fees earned from advertisers for mobile app ads services increased by $0.7 million.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2020 and 2019:

	For the years ended December 31,		Variance
	2020	2019	Amount	%
SEM services
Gross billing	$83,441,991	$111,010,083	$(27,568,092)	(24.8)%
Less: Media costs	75,276,377	102,577,851	(27,301,474)	(26.6)%
(as % of gross billing)	90.2%	92.4%
Revenue from SEM services	$8,165,614	$8,432,232	$(266,618)	(3.2)%

Non-SEM services
Gross billing	$51,442,185	$91,717,991	$(40,275,806)	(43.9)%
Less: Media costs	47,696,570	82,303,323	(34,606,753)	(42.0)%
(as % of gross billing)	92.7%	89.7%
Revenue from Non-SEM services	$3,745,615	$9,414,668	$(5,669,053)	(60.2)%

Revenues	$11,911,229	$17,846,900	$(5,935,671)	(33.3)%

The decrease of revenues for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was attributable to a decrease of $0.3 million, or 3.2%, in revenues from SEM services, and a decrease of $5.7 million, or 60.2%, in revenues from Non-SEM services. Given that we report our revenue on a net basis as our gross billing (net of any rebates we provide to our advertisers) net of our media costs, the margin between our gross billing and media costs also affects the level of revenues we report.

The revenues from SEM services take the form of rebates and incentives offered by publisher. The decrease in revenues from SEM services was primarily due to a decrease of $0.44 million, or 81.7% from non-Sogou (搜狗) publishers as the gross billing amount placed from our advertisers with these publishers decreased by $2.7 million, or 68.2%, net off against a slight increase of $0.17 million, or 2.2% in net revenue recognized from Sogou (搜狗), our top 1 publisher. During the year ended December 31, 2020, the gross billing amount placed from our advertisers with Sogou (搜狗) decreased by $24.9 million, or 23.2%, as compared to that of prior year, which was mainly impacted by the COVID-19 pandemic. The percentage of decrease in media costs was proportional to the percentage of decrease in gross billing since the revenues from SEM services mainly take the form of rebates and incentives which were calculated based on the advertiser spending amount and the rebate percentage as agreed with publishers. In fiscal 2020, the Company received an additional type of incentive from Sogou (搜狗) and the average rebate and incentive rate increased to 22.1%, as compared to the 18.3% for the year ended December 31, 2019, which resulting into the slight increase of net revenues recognized from Sogou (搜狗).

The revenues from non-SEM services are in the form of both rebates and incentives offered by publishers and the net fees from advertisers. During the year ended December 31, 2020, the rebates and incentives from non-SEM services amounted to $1.3 million, representing a decrease of $6.3 million, or 83.2% as compared to $7.5 million for the year ended December 31, 2019. Such decrease was mainly due to a decrease in gross billing by $24.9 million, or 47.7%, from our existing advertisers placed less in-feed ads and mobile app ads, as their business operations were affected by the COVID-19 pandemic. The net fees we earned from non-SEM services increased from $1.9 million for the year ended December 31, 2019 to $2.5 million for the year ended December 31, 2020, which was mainly because of an increase in net fees of $0.7 million earned from mobile app ads services because we entered into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts for our mobile app ads services.

Cost of revenues

Our total cost of revenues decreased by $0.6 million or 32.3%, from $1.9 million for the year ended December 31, 2019, to $1.3 million for the year ended December 31, 2020. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2020 and 2019:

	For the years ended December 31,				Variance
	2020	%	2019	%	Amount	%
SEM services	$1,005,082	80.0%	$1,490,296	80.3%	$(485,214)	(32.6)%
Non-SEM services	251,271	20.0%	364,868	19.7%	(113,597)	(31.1)%
Total	$1,256,353	100.0%	$1,855,164	100.0%	$(598,811)	(32.3)%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. The cost of revenue decreased from $1.9 million for the year ended December 31, 2019, to $1.3 million for the year ended December 31, 2020, representing a decrease of $0.6 million, or 32.3%. The decrease was primarily attributable to a decrease of staff costs by $0.6 million, or 33% as a result of a result of a decrease by 17 headcount (monthly average headcount) and an exemption of the Company’s social welfare expenses by local government in response to the COVID-19 pandemic, and a decrease of taxes and surcharges of $0.04 million, or 26% as a result of decreased revenues for the year ended December 31, 2020.

The changes of cost of revenues for SEM services and non-SEM services were in line with the changes of revenues from SEM services and non-SEM services.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit decreased by $5.3 million, or 33.4% from $16.0 million for the year ended December 31, 2019 to $10.7 million for the year ended December 31, 2020. The following table sets forth a breakdown of gross profit by services offered for the year ended December 31, 2020 and 2019:

	For the years ended December 31,				Variance
	2020	%	2019	%	Amount	%
SEM services	$7,160,532	67.2%	$6,941,936	43.4%	$218,596	3.1%
Non-SEM services	3,494,344	32.8%	9,049,800	56.6%	(5,555,456)	(61.4)%
Total	$10,654,876	100.0%	$15,991,736	100.0%	$(5,336,860)	(33.4)%

Operating expenses

Our operating expenses decreased by $0.5 million, or 9.6%, from $5.5 million for the year ended December 31, 2019, to $5.0 million for the year ended December 31, 2020. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2020 and 2019:

	For the years ended December 31,				Variance
	2020	%	2019	%	Amount	%
Revenues	$11,911,229	100%	$17,846,900	100%	$(5,935,671)	(33.3)%
Operating expenses
Selling and marketing expenses	947,834	8.0%	411,391	2.3%	536,443	130.4%
General and administrative expenses	4,063,867	34.1%	5,129,987	28.7%	(1,066,120)	(20.8)%
Total operating expenses	$5,011,701	42.1%	$5,541,378	31.0%	$(529,677)	(9.6)%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses increased by $0.5 million, or 130.4%, from $0.4 million for the year ended December 31, 2019 to $0.9 million for the year ended December 31, 2020. This increase in selling expenses was primarily due to an increase of $0.5 million in entertainment expenses for marketing and promotions as we increased our marketing efforts during the fiscal year ended December 31, 2020 to mitigate the negative impact of the COVID-19 and maintain long-term customer relationship.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, consulting and professional fees, and provision for doubtful accounts. General and administrative expenses decreased by $1.0 million, or 20.8%, from $5.1 million for the year ended December 31, 2019 to $4.1 million for the year ended December 31, 2020. The decrease was primarily due to a decrease of $0.4 million in consulting and professional services, a decrease of $0.6 million in travel and entertainment expenses because we reduced such activities due to the COVID-19 pandemic, and a decrease of $0.2 million in salary and welfare expenses because the local government exempted our social welfare expenses as a result of the outbreak of COVID-19, partially against increased provision for doubtful accounts of $0.3 million for accounts receivable which was provided in accordance with the bad debt policy, and increased depreciation and amortization expenses of $0.1 million as a result of purchases of property, equipment and intangible assets in the second half year of 2019.

Due to the travel ban and temporary closure of business in China caused by the COVID-19 pandemic, our customers slowed down payments of accounts receivables, leading to increased long-aged and uncollected accounts receivable balance as of December 31, 2020 than that as of December 31, 2019. We provided an increase of $0.3 million in provision for accounts receivable for the year ended December 31, 2020 than that for the year ended December 31, 2019.

Interest expense, net

Interest expense primarily arise from the loans we obtained from third parties and bank borrowings. Interest expense, net increased by $0.1 million, or 280.7%, from $0.04 million for the year ended December 31, 2019 to $0.2 million for the year ended December 31, 2020, which was mainly attributable to an increase of interest expense of $0.05 million accrued on bank loans borrowed in March 2020, an increase of interest expense of $0.06 million accrued on the amount due to a related party, Pubang Hong Kong, and an increase of interest expense of $0.04 million incurred on borrowings from third parties due to an increase of $0.7 million in average outstanding balance during the year ended December 31, 2020.

Subsidy income

Subsidy income for the year ended December 31, 2020 primarily consisted of subsidy income from local tax authority of $0.9 million and $0.03 million received from a local government to promote and attract investment and setting up of business. Subsidy income for the year ended December 31, 2019 primarily consisted of subsidy income from local tax authority of $0.8 million.

Other income (expenses), net

Other income, net primarily consisted of gain from disposal of the intangible asset, copyrights, of $0.6 million for the year ended December 31, 2020. Other expenses, net primarily consisted of accrued labor cost compensation expenses of $0.06 million for the year ended December 31, 2019, which arose from an unsettled legal proceeding with an individual.

Income tax benefit (expense)

Income tax expense was $0.1 million for the year ended December 31, 2020, as compared to income tax benefits of $0.02 million for the year ended December 31, 2019. We transferred the majority of our business to the operating subsidiaries in Horgos and Kashi, Xinjiang province since 2019, where we enjoy a five-year profit tax exemption since the first year in which the business operational revenue is earned. For the year ended December 31, 2020, the income tax expense arose from the valuation allowance on deferred tax assets recognized for Beijing Baosheng as of December 31, 2019 due to uncertainties surrounding future utilization.

Net Income

As a result of the foregoing, we reported a net income of $6.9 million for the year ended December 31, 2020, as compared to $11.2 million for the year ended December 31, 2019.

Results of Operations for the Years Ended December 31, 2019 and 2018

The following table summarizes the results of our operations during the years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended December 31,		Variance
	2019	2018	Amount	%
Revenues	$17,846,900	$16,156,876	$1,690,024	10.5%
Cost of revenues	(1,855,164)	(1,469,927)	(385,237)	26.2%
Gross profit	15,991,736	14,686,949	1,304,787	8.9%

Operating expenses
Selling and marketing expenses	(411,391)	(450,779)	39,388	(8.7)%
General and administrative expenses	(5,129,987)	(4,547,071)	(582,916)	12.8%
Total operating expenses	(5,541,378)	(4,997,850)	(543,528)	10.9%

Income from operations	10,450,358	9,689,099	761,259	7.9%

Other income (expenses)
Interest expense, net	(48,311)	(192,140)	143,829	(74.9)%
Subsidy income	819,755	189,683	630,072	332.2%
Other expenses, net	(65,754)	(187,690)	121,936	(65.0)%
Total other income (expense), net	705,690	(190,147)	895,837	(471.1)%

Income before income taxes	11,156,048	9,498,952	1,657,096	17.4%

Income tax benefit (expense)	18,528	(306,042)	324,570	(106.1)%

Net income	$11,174,576	$9,192,910	$1,981,666	21.6%

Revenues

We primarily generate our revenues from providing online marketing solutions. We recognize all our revenues on a net basis, which comprises (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing) net of the media costs we incurred on their behalf.

Our total revenues increased by $1.7 million or 10.5%, from $16.2 million for the year ended December 31, 2018, to $17.8 million for the year ended December 31, 2019. The following table sets forth a breakdown of our revenues:

	For the Years Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Rebates and incentives offered by publishers	$15,953,148	89.4%	$10,166,602	62.9%	$5,786,546	56.9%
Net fees from advertisers	1,893,752	10.6%	5,990,274	37.1%	(4,096,522)	(68.4)%
Total	$17,846,900	100.0%	$16,156,876	100.0%	$1,690,024	10.5%

The rebates and incentives offered by publishers increased by $5.8 million, or 56.9%, from $10.2 million for the year ended December 31, 2018 to $16.0 million for the year ended December 31, 2019, which was mainly driven by the increase of $0.8 million in revenues generated by our top publisher as a result of increasing demand from increasing number of advertisers, and also because we entered into more rebate-and-incentive contracts with new publishers rather than net fee-based contracts; three new publishers offered rebates and incentives of $4.5 million during the year ended December 31, 2019.

The net fees from advertisers decreased by $4.1 million, or 68.4%, from $6.0 million for the year ended December 31, 2018 to $1.9 million for the year ended December 31, 2019. Affected by the termination of cooperation with some publishers for non-SEM services and less net fee-based contracts with advertisers during the year ended December 31, 2019, our net fees earned from non-SEM advertisers decreased by $4.1 million.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2019 and 2018:

	For the years ended December 31,		Variance
	2019	2018	Amount	%
SEM services
Gross billing	$111,010,083	$94,893,357	$16,116,726	17.0%
Less: Media costs	102,577,851	87,498,867	15,078,984	17.2%
(as % of gross billing)	92.4%	92.2%
Revenue from SEM services	$8,432,232	$7,394,490	$1,037,742	14.0%

Non-SEM services
Gross billing	$91,717,991	$55,688,822	$36,029,169	64.7%
Less: Media costs	82,303,323	46,926,436	35,376,887	75.4%
(as % of gross billing)	89.7%	84.3%
Revenue from Non-SEM services	$9,414,668	$8,762,386	$652,282	7.4%

Revenues	$17,846,900	$16,156,876	$1,690,024	10.5%

The increase of revenues for the year ended December 31, 2019 as compared to the year ended December 31, 2018 included an increase of $1.0 million, or 14.0%, in revenues from SEM services, and an increase of $0.7 million, or 7.4%, in revenues from Non-SEM services. Given that we report our revenue on a net basis as our gross billing (net of any rebates we provide to our advertisers) net of our media costs, the margin between our gross billing and media costs also affects the level of revenues we report.

The revenues from SEM services take the form of rebates and incentives offered by publisher. The increase in revenues from SEM services was driven by an increase of gross billing by $16.1 million, or 17.0%, as a result of increasing advertisers in SEM services procured by us acting as the authorized agency for some popular online media, such as Sogou (搜狗), sm.cn (神马), BoBo Video (波波视频), and Kuaishou Video (快手视频). For the year ended December 31, 2019, we had 360 advertisers, representing an increase of 107 advertisers, or 42%, as compared to 253 advertisers for the year ended December 31, 2018. On the other hand, the average billing per advertiser* for the year ended December 31, 2019 was $0.3 million, a decrease of $0.07 million, or 18% from $0.4 million for the year ended December 31, 2018. The percentage of increase in media costs was proportional to the percentage of increase in gross billing since the revenues from SEM services mainly take the form of rebates and incentives which were calculated based on the advertiser spending amount and the rebate percentage as agreed with publishers.

The revenues from non-SEM services are in the form of both rebates and incentives offered by publishers and the net fees from advertisers. During the year ended December 31, 2019, the rebates and incentives from non-SEM services amounted to $7.5 million, representing $4.8 million, or 172% of increase as compared to the $2.8 million for the year ended December 31, 2018. Such increase was mainly due to an increase in gross billing by $24.3 million, or 92%, from our existing advertisers with the increasing popularity of mobile application ads for automobile, traveling and online game industry, as well as the increase in average rebate rate from 15% in 2018 to 17% in 2019. The net fees we earned from non-SEM services decreased from $6.0 million in 2018 to $1.9 million in 2019, which was mainly because of the 28% of higher-than-proportional media costs affected by the continuously inflating costs of ad inventory for non-SEM ads due to the intense competition in non-SEM advertising agency industry in 2019.

*	The average billing per advertiser is calculated at the gross billing for the years ended December 31, 2019 and 2018, dividend by the number of advertisers to which we issued billing notes in the relevant periods.

Cost of revenues

Our total cost of revenues increased by $0.4 million or 26.2%, from $1.5 million for the year ended December 31, 2018, to $1.9 million for the year ended December 31, 2019. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2019 and 2018:

	For the years ended December 31,				Variance
	2019	%	2018	%	Amount	%
SEM services	$1,490,296	80.3%	$1,058,116	72.0%	$432,180	40.8%
Non-SEM services	364,868	19.7%	411,811	28.0%	(46,943)	(11.4)%
Total	$1,855,164	100.0%	$1,469,927	100.0%	$385,237	26.2%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. The cost of revenue increased from $1.5 million for the year ended December 31, 2018 to $1.9 million for the year ended December 31, 2019, representing an increase of $0.4 million, or 26.2%. The increase was primarily attributable to an increase of staff costs by $0.7 million, or 62% as a result of an increase of monthly average headcount from 61 to 72 and an increase of per headcount payroll expense by 20% in connection with the business growth, against a decrease of taxes and surcharges of $0.3 million, or 66% as a result of a decreased payment of value-added taxes mainly due to a 10% super deduction of value-added tax input in the year ended December 31, 2019.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit increased by $1.3 million, or 8.9% from $14.7 million for the year ended December 31, 2018 to $16.0 million for the year ended December 31, 2019. The following table sets forth a breakdown of gross profit by services offered for the year ended December 31, 2019 and 2018:

	For the years ended December 31,				Variance
	2019	%	2018	%	Amount	%
SEM services	$6,941,936	43.4%	$6,336,374	43.1%	$605,562	9.6%
Non-SEM services	9,049,800	56.6%	8,350,575	56.9%	699,225	8.4%
Total	$15,991,736	100.0%	$14,686,949	100.0%	$1,304,787	8.9%

Operating expenses

Our operating expenses increased by $0.5 million, or 10.9%, from $5.0 million for the year ended December 31, 2018, to $5.5 million for the year ended December 31, 2019. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2019 and 2018:

	For the years ended December 31,				Variance
	2019	%	2018	%	Amount	%
Revenues	$17,846,900	100%	$16,156,876	100%	$1,690,024	10.5%
Operating expenses
Selling and marketing expenses	411,391	2.3%	450,779	2.8%	(39,388)	(8.7)%
General and administrative expenses	5,129,987	28.7%	4,547,071	28.1%	582,916	12.8%
Total operating expenses	$5,541,378	31.0%	$4,997,850	30.9%	$543,528	10.9%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses slightly decreased by $0.04 million, or 8.7%, from $0.45 million for the year ended December 31, 2018 to $0.41 million for the year ended December 31, 2019. This decrease in selling expenses was primarily due to a decrease of $0.01 million in business travel expenses because we increased the utilization of online meeting, and a decrease of $0.03 million in severance compensation expenses, as we terminated the employment relationship with one former employee of sales department in 2018, but there was no such termination in 2019.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, consulting and professional service fees, and provision for doubtful accounts. General and administrative expenses increased by $0.6 million, or 12.8%, from $4.5 million for the year ended December 31, 2018 to $5.1 million for the year ended December 31, 2019. The increase was primarily due to increased provision for doubtful accounts of $0.9 million for accounts receivable which was provided in accordance with the bad debt policy, and increased depreciation and amortization expenses of $0.3 million as a result of purchases of property, equipment and intangible assets in 2019, against a decrease of $0.7 million in consulting and professional services.

Due to the travel ban and temporary closure of business in China caused by COVID-19 pandemic, our customers slowed down payments of accounts receivables, leading to increased long-aged and uncollected accounts receivable balance as of December 31, 2019 than that as of December 31, 2018. We provided an increase of $0.9 million in provision for accounts receivable for the year ended December 31, 2019, than that for the same period ended December 31, 2018.

Interest expense, net

Interest expense primarily arise from the loans we obtained from third parties. Interest expense, net decreased by $0.1 million, or 74.9%, from $0.2 million for the year ended December 31, 2018 to $0.1 million for the year ended December 31, 2019, which was mainly attributable to a decrease of $1.0 million in average outstanding borrowings from third parties.

Subsidy income

Subsidy income for the year ended December 31, 2019 primarily consisted of subsidy income from local tax authority of $0.8 million. Subsidy income for the year ended December 31, 2018 primarily consisted of $0.2 million received from a local government to promote and attract investment and setting up of business.

Other expenses, net

Other expenses, net primarily consisted of accrued labor cost compensation expenses of $0.06 million for the year ended December 31, 2019, which arose from an unsettled legal proceeding with an individual. Other expenses, net primarily consisted of penalty for late tax payment of $0.2 million for the year ended December 31, 2018. The penalty for late tax payment mainly resulted from the late payment of value-added taxes for the month of December 2017, which was due to the delay in issuing tax invoices on a portion of our gross billing to advertisers during the month. We subsequently discovered such discrepancy and voluntarily reported the incident to the relevant tax bureau and forthwith settled the shortfall in value-added tax for the month of December 2017 in May 2018 together with the stipulated late penalty. There was no such penalty in 2019.

Income tax benefit (expense)

Income tax benefit was $0.02 million for the year ended December 31, 2019, as compared to the income tax expenses of $0.31 million for the year ended December 31, 2018, since we transferred the majority of our business in 2019 to the operating subsidiaries in Horgos and Kashi, Xinjiang province, where we enjoy a five-year profit tax exemption since the first year in which the business operational revenue is earned.

Net Income

As a result of the foregoing, we reported a net income of $11.2 million for the year ended December 31, 2019, as compared to $9.2 million for the year ended December 31, 2018.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation allowance for deferred tax assets, revenue recognition, and other provisions and contingencies. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are recognized and carried at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers.

We determine the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trends and aging of accounts receivables. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2020, 2019 and 2018.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach for contracts that were not completed as of December 31, 2017. There was no adjustment to the opening balance of retained earnings as of January 1, 2018.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way we record our revenue. We have assessed the impact of the guidance by reviewing our existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to our consolidated financial statements upon adoption of ASC 606.

We have advertising agency revenues from SEM services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. We act as an agent between publishers and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. We place orders with publishers as per request from advertisers. Each order is set forth in a contract, under which we arrange for the advertiser to be provided with a certain amount of ad inventory and advertising services by a designated third party publisher for a period of ad term. We provide advices and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. Our overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

We evaluated our advertising agency contracts and determined that we were not acting as principal in these arrangements with publishers and advertisers since we never take control of the ad inventories at any time. We collect the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. We generate advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers or publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

We recognize revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertisers (if any); and (ii) net fees from advertisers.

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. We accrue and recognize revenues in the form of rebates and incentives based on our evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, we re-evaluate the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjust the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

We may offer rebates to advertisers on a case by case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by us to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive or consume the benefits from our facilitation services until the publishers deliver advertising services to the advertisers. We recognize advertising agency revenues when we transfer the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, we recognize revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore we recognize revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2020, 2019 and 2018, revenues from the advertising services under CPT pricing model that we arranged are immaterial.

We record revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that we have an unconditional right to consideration (including billed and unbilled amount) when we have satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from 3 to 6 months. We have determined that all the contracts generally do not include a significant financing component. We do not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when we deliver the services to our advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

The cost of purchasing ad inventories and advertising services are recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

Disaggregation of Revenues

Our disaggregation of revenues for the years ended December 31, 2020, 2019 and 2018 is disclosed in Note 2 – Revenue recognition to the consolidated financial statements.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2020, 2019 and 2018. We do not believe there was any uncertain tax provision at December 31, 2020, 2019 and 2018.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. As of December 31, 2020, the tax years ended December 31, 2015 through December 31, 2019 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated financial position, statements of operations and cash flows.

B.         Liquidity and Capital Resources

Liquidity and Capital Resources

To date, we have financed the operations primarily through cash flow from operations, loans from third parties, when necessary, and through our initial public offering. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

On February 10, 2021, we closed its initial public offering (“IPO”) on the Nasdaq Capital Market. We offered an aggregate of 6,900,000 Ordinary Shares in our IPO at an offering price of $5.00 per share, taking into account the Ordinary Shares sold upon the exercise of the over-allotment option by our underwriters. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $34.5 million, before deducting underwriting discounts and other related expenses.

On March 5, 2021, Beijing Baosheng entered into a revolving credit facility agreement of with Bank of Communications under which Beijing Baosheng can draw-down up to RMB50.0 million (approximately $8.7 million) by June 8, 2021. Each borrowing under the credit facility is due within three months. The interest rate for this credit facility was fixed at 3.85% per annum, and required the Company to make a deposit of $8.7 million. The loan is guaranteed by Ms. Wenxiu Zhong. As of the date of this annual report, we have drawn down borrowings of RMB50.0 million.

As of December 31, 2020, we had $6.6 million in cash and cash equivalent, as compared to $8.1 million as of December 31, 2019. As of December 31, 2020, we also had restricted cash of $3.7 million, as compared to $2.9 million as of December 31, 2019 in two bank accounts of Beijing Baosheng, which were frozen pursuant to the Freezing Order issued by Beijing Haidian District People’s Court for a legal proceeding among a plaintiff and Beijing Baosheng. As a result of the Freezing Order, we cannot withdraw cash from the frozen accounts, but cash may still be deposited into the accounts by banks. The balance of restricted cash as of December 31, 2020 increased by $0.8 million as compared to that of December 31, 2019, which was mainly due to the collection of $0.2 million of outstanding accounts receivable from one advertiser and return of media deposit of $0.3 million from two medias. We have transferred all of the business from Beijing Baosheng to other PRC subsidiaries. We do not expect there will be material amount of cash deposited into the frozen account in the future.

As of the date of this annual report, we are a party of a pending material legal proceeding. For details, see “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” We may be exposed to a maximum amount of approximately RMB48.1 million ($6.9 million) in liabilities in these litigations. Through the Guarantee Letter, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses. We, however, recognize that there are risks involved in this arrangement. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our financial condition and liquidity position may be subject to the credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.”

In connection with the Freezing Order, our 100% equity interest in both Horgos Baosheng and Kashi Baosheng were frozen by the court. As a result, our shareholders may be restricted in: (a) transferring or pledging their equity interests in both entities, (b) receiving dividends from either company, and (c) voting for the dissolution and winding up of either company, the surrender of matured loans, or other decisions that may impact the value of equity interest of either company. Management believes the freezing of our equity interests in both Horgos Baosheng and Kashi Baosheng will not have a material impact on our working capital, because we have no plans to pledge the equity interests in either Horgos Baosheng or Kashi Baosheng in third-party borrowings or other financing activities. In addition, to mitigate the restrictions of receiving dividends from Horgos Baosheng and Kashi Baosheng, we established Baosheng Technology (Horgos) Co., Ltd., a wholly owned subsidiary of Beijing Baosheng, in January 2020 through which we conducted and plan to continue to conduct a majority of our business. We believe we can meet our cash needs through operating profits and dividends from this new subsidiary.

We expect to have the restricted cash in our bank accounts and share equity interest of Beijing Baosheng unfrozen upon (i) the issuance of a final judgment in the Contractual Dispute or (ii) the entry of a settlement agreement between the parties to the Contractual Dispute, whichever is earlier. In addition, as of December 31, 2020, our gross accounts receivable were $69.9 million, and our media deposit balance was $6.8 million. Cash generated from the collection of such receivables and deposits will be used in our operation as working capital.

As of December 31, 2020, our working capital was $40.4 million. Our working capital needs are influenced by the size of our operations, the volume and dollar value of our sales contracts, the performance on our customer contracts, and the timing for collecting accounts receivable and media deposits, and repayment of accounts payable and advertiser deposits.

As of December 31, 2020, we had an outstanding bank borrowing balance of $1.5 million, which was fully repaid in March 2021.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China. On December 31, 2018, the board of directors approved a resolution to pay a cash dividend of RMB 50.0 million (equivalent to $7.3 million) to our shareholders at the time of record, out of the retained earnings balance. As our shareholders are in the form of limited companies, income taxes are exempted in accordance with PRC tax laws. In April 2019 through June 2019, the Company paid dividends of RMB28.0 million (equivalent to $4.1 million). As of December 31, 2020, 2019 and 2018, the Company had outstanding dividends payable of $3.4 million (RMB22.0 million), $3.2 million (RMB22.0 million) and $7.3 million (RMB50.0 million), respectively. We plan to pay dividends out of our retained earnings balance before December 31, 2021.

In connection with the delayed issuance of VAT invoice due to the control of invoice amount at the Horgos tax bureau in 2018 and its impact on collection of accounts receivables, to meet our liquidity requirement, we entered into a series of loan agreements with Shenzhen Qianhaibang Nidai Internet Financial Services Co., Ltd. for a total amount of RMB 128.5 million ($19.4 million) for working capital purposes. The total amount under the loans was fully repaid by December 31, 2018. In addition, we entered into loan agreements with two third-party individuals to borrow RMB10 million ($1.4 million) and RMB8 million ($1.2 million), respectively, for working capital purposes. These two loans were fully repaid by May 2019, at which point the impact of delays of issuance of VAT invoices was fully mitigated.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs of the Company in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to other sources, such as equity financing, to meet the working capital needs in the long term. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2020	2019	2018
Net Cash (Used in) Provided by Operating Activities	$(3,393,204)	$9,364,359	$(7,325,689)
Net Cash Provided by (Used in) Investing Activities	1,244,612	(1,586,389)	(684,703)
Net Cash Provided by Financing Activities	772,373	2,057,350	650,824
Effect of exchange rate changes on cash and cash equivalents	631,527	(70,130)	(194,373)
Net (decrease) increase in cash, cash equivalents and restricted cash	(744,692)	9,765,190	(7,553,941)
Cash, cash equivalents and restricted cash at beginning of year	11,016,948	1,251,758	8,805,699
Cash, cash equivalents and restricted cash at end of year	$10,272,256	$11,016,948	$1,251,758

Operating Activities

Net cash used in operating activities was $3.4 million for the year ended December 31, 2020, mainly derived from (i) net income of $6.9 million for the year adjusted for noncash provision for doubtful accounts of $2.0 million, and an increase in accounts receivable of $12.5 million because customers delayed repayments as affected by COVID-19.

Net cash provided by operating activities was $9.4 million for the year ended December 31, 2019, mainly derived from (i) net income of $11.2 million for the year adjusted for noncash provision for doubtful accounts of $1.6 million, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $3.0 million because of collections; (b) a decrease of advances from advertisers of $7.9 million due to the intense competition in the advertising agency industry that less advances were required; and (c) an increase in prepayment of $3.2 million and accounts payable to third parties of $5.1 million due to the expansion of business which resulted into the increase of purchases of ads on behalf of advertisers.

Net cash used in operating activities was $7.3 million for the year ended December 31, 2018, mainly derived from (i) net income of $9.2 million for the year, (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in accounts receivable of $29.4 million and advances from advertisers of $7.0 million because we strengthened marketing efforts and expanded services with advertisers, (b) an increase in prepayment of $1.1 million, an increase of accounts payable of $9.3 million and an increase in value-added tax recoverable of $1.8 million due to due to the expansion of business which resulted into the increase of purchases of ads on behalf of advertisers.

We generally grant a credit term of up to 180 days to advertisers. The turnover days for accounts receivable for the years ended December 31, 2020, 2019 and 2018 were 167 days, 105 days and 114 days, respectively, which are within the payment term. Our turnover days for accounts receivable is calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our gross billing for the year, multiplied by 365 days. We are generally granted credit term of up to 60 days by publishers for our SEM services, and credit term ranging from prepayments to 180 days for our non -SEM services. The turnover days for accounts payable for the years ended December 31, 2020, 2019 and 2018 were 103 days, 66 days and 75 days, respectively. Our turnover days for accounts payable is calculated as the average of the beginning and ending balance of the carrying amount of accounts payable for the year, divided by our media costs for the year, multiplied by 365 days. Our turnover days for accounts receivables are about 60 days longer than turnover days for accounts payable, representing additional capital of $20.2 million (which is calculated as media costs for the year ended December 31, 2020 divided by 365 days and multiplied by 60 days) required to support our operations for one year. Assuming we have similar financial performance for the fiscal year 2021, the additional capital will be covered by our cash balance on hand, cash provided by operating activities, borrowings from banks and third parties.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Due to the travel ban and temporary closure of business in China caused by COVID-19 pandemic, the collection of accounts receivable slowed down from January to March 2020. However customers gradually resumed payment in the end of March 2020. We believe that the outstanding balance of accounts receivable will be collected within the credit terms. Thus, we do not believe the collection issues will have any material impact on our liquidity.

Investing Activities

Net cash provided by investing activities amounted to $1.2 million for the year ended December 31, 2020, primarily including proceeds of $1.2 million from sales of copyrights to a third party.

Net cash used in investing activities amounted to $1.6 million for the year ended December 31, 2019, primarily including the purchase of property and equipment of $0.7 million and the purchase of intangible assets of $0.9 million.

Net cash used in investing activities amounted to $0.7 million for the year ended December 31, 2018, including the purchase of property and equipment of $0.6 million and the purchase of intangible assets of $0.1 million.

Financing Activities

Net cash provided by financing activities amounted to $0.8 million for the year ended December 31, 2020, primarily consisting of proceeds from third-party loans of $6.6 million and bank borrowing of $1.4 million, partially offset by repayment of third parties loans of $6.9 million and payment of issuance costs related to our initial public offering of $0.4 million.

Net cash provided by financing activities amounted to $2.1 million for the year ended December 31, 2019, primarily consisting of proceeds from third-party loans of $6.9 million and capital contribution of $1.8 million from one shareholder, partially offset by repayment of third parties loans of $2.6 million and payment of dividends of $4.1 million to our shareholders.

Net cash provided by financing activities amounted to $0.7 million for the year ended December 31, 2018, primarily consisting of proceeds from third-party loans of $19.4 million and proceeds from related parties of $0.7 million, partially offset by repayment of third parties loans of $19.4 million.

Capital Expenditures

Our capital expenditures were $0.001 million, $1.6 million and $0.7 million in fiscal years ended December 31, 2020, 2019 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Baosheng Media Group Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

		Less than	1-2	2-3
Contractual obligations	Total	1 year	years	years	Thereafter
Bank borrowing (1)	$1,532,567	$1,532,567	$-	$-	$-
Future lease payments (2)	359,273	359,273	-	-	-
Total	$1,891,840	$1,891,840	$-	$-	$-

(1)	As of December 31, 2020, our contractual obligation to repay outstanding bank borrowing was $1.5 million.

(2)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2020, our future lease payments totaled $0.4 million.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G. Safe Harbor

See “Forward-Looking Statements” of this annual report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Wenxiu Zhong	38	Chairperson of the board and Chief Executive Officer
Sheng Gong	38	Director
Yue Jin	39	Chief Financial Officer
Yu Zhong	44	Independent Director
Zuohao Hu	56	Independent Director
Adam (Xin) He	47	Independent Director

The following is a brief biography of each of our executive officers and directors or director nominees:

Wenxiu Zhong, age 38, is our founder, chairperson of the board, and chief executive officer. She was appointed as a director on December 4, 2018. She joined our Company in April 2015 as the chief executive officer of Beijing Baosheng and was appointed as the legal representative and the sole director of Beijing Baosheng in September 2015. Ms. Wenxiu Zhong has over 14 years of experience in the advertising industry. Prior to joining our Company, Ms. Wenxiu Zhong served as the vice president of Weimeng Xingkong (Beijing) Information Technology Co., Ltd. from April 2012 to March 2015. From October 2008 to November 2011, Ms. Wenxiu Zhong served as the national media director of Beijing Union Damei Advertising Co., Ltd. From November 2006 to August 2008, Ms. Wenxiu Zhong worked at Tensyn Digital Marketing Technology Joint Stock Company, a company listed on the Shenzhen Stock Exchange (Stock Code: 300392). Ms. Wenxiu Zhong received a bachelor’s degree in computer and application from Heibei University of Science and Technology in 2006.

Yue Jin, age 39, serves as our chief financial officer and our financial director. Mr. Yue Jin is responsible for managing our finances, evaluating our financial risks and opportunities, and is responsible for financial reporting. Mr. Yue Jin has over 10 years of financial experience. Prior to joining us in January 2020, Mr. Yue Jin served as the financial director at Using Media Group from November 2018 to December 2019. From May 2011 to October 2018, Mr. Yue Jin served as the financial manager and vice financial director at Beijing Zoom Interactive Online Marketing Technology Co., Ltd. Mr. Yue Jin received a bachelor’s degree in accounting from Capital University of Economics and Business in Beijing in 2003.

Sheng Gong, age 38, serves as our director and the national sales director of our SEM advertising, and is primarily responsible for overseeing the business development, sales and marketing of our SEM services. Mr. Sheng Gong has over 10 years of experience in business development and sales and marketing in the media industry in China. Prior to joining us, Mr. Sheng Gong worked as a sales director at Beijing Jinyuan Interative Technology Advertising Co., Ltd., from March 2013 to May 2016. From October 2008 to February 2013, Mr. Sheng Gong worked as a director of the customer department of Beijing Zhenyu Hezhong Advertising Co., Ltd. From July 2007 to October 2008, Mr. Sheng Gong worked at Beijing Tensyn Digital Marketing Technology Joint Stock Company. Mr. Sheng Gong received a bachelor’s degree in computer application from Beijing Jianshe University in 2004.

Yu Zhong, age 44, has served as our independent director since February 2021. Ms. Yu Zhong has over 14 years of experience in legal practice. Ms. Yu Zhong has served as a partner at Beijing Kangda (Guangzhou) Law Firm. Prior to that, Ms. Yu Zhong served as a lawyer and partner at Goldsun Law Firm from August 2012 to March 2018, and as a lawyer at Goldsun PMT (Qianhai) Law Firm. From June 2005 to August 2012, Ms. Yu Zhong served at Guangdong Xinyang Law Firm as a lawyer from June 2005 to August 2012 and as a partner from July 2008 to August 2012. Ms. Yu Zhong has also been an associate of the Securities Law Committee of the Guangdong Lawyers Association since March 2017. Mr. Yu Zhong received a bachelor’s degree in law and a master’s degree in law from Sun Yat-sen University in 1998 and 2005, respectively.

Zuohao Hu, age 56, has served as our independent director since February 2021. Professor Zuohao Hu has over 30 years of teaching and research experience in the field of business management. Professor Zuohao Hu currently serves as the executive associate director of the China Business Research Center at School of Economics and Management of Tsinghua University. In December 2007, Professor Zuohao Hu appointed as a professor at the School of Economics and Management of Tsinghua University. Professor Zuohao Hu served as an independent director at Unilumin Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (Stock Code: 300232) from December 2015 to May 2019, and Ningbo Bird Co., Ltd., a company listed on the Shanghai Stock Exchange (Stock Code: 600130) from June 2017 to June 2020, respectively. Professor Zuohao Hu has been serving as an independent director at Kingsignal Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (Stock Code: 300252) since March 2017, and Ocean’s King Lighting Science and Technology Co., Ltd., a company listed on Shenzhen Stock Exchange (Stock Code: 002724) since June 2020. Professor Hu received a bachelor’s degree in mechanics from Huazhong Institute of Technology (currently known as Huazhong University of Science and Technology) in the PRC in 1985, and a master’s degree in mechanics from Zhejiang University in the PRC in 1988. Professor Zuohao Hu received his doctorate degree in economics from Kyoto University in Japan in 2000.

Adam (Xin) He, age 47, has served as our independent director since February 2021. Mr. Adam (Xin) He has served as the chief financial officer for a Fortune Global 500 conglomerate, Wanda America Investment Holding Co, since May 2012. Amongst many of the responsibilities inherent to this leadership position, Mr. He played a key role in two of the most world-renowned projects – the development of a 101-story landmark “Vista Tower” in downtown Chicago and the acquisition of AMC Entertainment Inc., that he later led its initial public offering to NYSE in 2013. In addition, during the period of August 2012 to December 2014, Mr. He merged the qualities of Wanda with AMC that resulted in a historic high profit for the American theatrical exhibition business that owns and operates 660 theaters. Due to his expertise, Mr. He was invited to serve as an independent director at several Nasdaq traded companies. Mr. Adam (Xin) He came from a diverse background across various industries. From 2010 to 2012, he served as Financial Controller for NYSE listed Xinyuan Real Estate Co., a top developer of large scale, high quality residential real estate projects. Prior to that, Mr. He served as an auditor at Ernst & Young LLP in New York. Mr. He also held various leadership roles at Chinatex Corporation and an architecture company in Beijing. As a member of the Financial Executives International and Vice Chair of the China General Chamber of Commerce Chicago, Mr. He dealt with and successfully served as a liaison for many businesses between the U.S. and China. Mr. Adam (Xin) He obtained a bachelor’s degree and master’s degree in taxation from Central University of Finance and Economics in Beijing in 1993 and 2001, and a master’s degree in accounting from Seton Hall University in New Jersey in 2007. Mr. Adam (Xin) He is a Certified Public Accountant both in China and in New York state.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of $0.1 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of their employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receiving bribes, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C. Board Practices

Board of directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract, proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors

We have established the following committees in our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The committees operate in accordance with terms of reference established by our board of directors.

Audit Committee. Our audit committee consists of Adam (Xin) He, Yu Zhong, and Zuohao Hu. Mr. Adam (Xin) He is the chairman of our audit committee. We have determined that Adam (Xin) He, Yu zhong, and Zuohao Hu satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Adam (Xin) He qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing any audit problems or difficulties and management’s response with the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Zuohao Hu, Yu Zhong, and Adam (Xin) He. Professor Zuohao Hu is the chairperson of our compensation committee. We have determined that Zuohao Hu, Yu Zhong, and Adam (Xin) He satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending compensation packages for our most senior executive officers to the board;

•	approving and overseeing compensation packages for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yu Zhong, Adam (Xin) He, and Zuohao Hu. Ms. Yu Zhong is the chairperson of our nominating and corporate governance committee. Yu Zhong, Adam (Xin) He, and Zuohao Hu satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the terms of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our Company; and

•	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of December 31, 2018, 2019 and 2020, we had a total of 115, 75 and 78 employees, all of which are located in China. The following table sets forth the breakdown of our employees by function as of December 31, 2020:

	As of December 31, 2020
	Number	% of Total
Functions:
Sales and marketing	13	17%
Advertiser services	16	21%
Ad optimization	25	32%
Media relationships	9	12%
Management and administration	15	19%
Total	78	100%

Our success depends on our ability to attract, retain and motivate qualified personnel. As part of our human resources strategy, we offer employees competitive salaries, performance-based cash bonuses and other incentives.

We primarily recruit our employees in China through direct hiring. We provide robust training programs for new employees that we hire. We also conduct regular and specialized internal training to meet the need of our employees in different departments. We believe such training program is effective in equipping our employees with the skill set and work ethics we require.

As required under PRC regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, maternity and unemployment benefit plans.

We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, ethic policies and non-competition with most of our executive officers, managers and employees. These contracts typically include a non-competition provision effective during and up to one year after termination of their employment with us and a confidentiality provision effective during and up to one year after their employment with us.

Our employees have not formed any employee union or association. We believe we maintain a good working relationship with our employees and we have not experienced any difficulty in recruiting staff for our operations as of the date of this annual report.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 20, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 29,260,784 Ordinary Shares issued and outstanding as of April 20, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percentage of total Ordinary Shares*	Percentage of aggregate voting power**
Directors and Executive Officers: †
Wenxiu Zhong(1)	5,940,000	20.30%	20.30%
Sheng Gong(2)	660,000	2.26%	2.26%

All directors and executive officers as a group:	6,600,000	22.56%	22.56%

5% Shareholders:
Deng Guan BVI	4,600,000	15.72%	15.72%
PBCY Investment	6,000,000	20.51%	20.51%
EJAM BVI	2,000,000	6.84%	6.84%

Notes:
*	For each person included in this column, percentage ownership is calculated by dividing the number of Ordinary Shares beneficially owned by such person by the sum of the total number of outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class.
†	The business address for our directors and executive officers is Room 901, Block B, Jinqiu International Building, No.6 Zhichun Road, Haidian District, Beijing, People’s Republic of China.
(1)	Represents 6,600,000 Ordinary Shares owned by An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 90% by Ms. Wenxiu Zhong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 6,600,000 Ordinary Shares owned by An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 10% by Mr. Sheng Gong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

1)	Nature of relationships with related parties

Name	Relationship with us
EJAM GROUP Co., Ltd. (‘‘EJAM Group’’)	Indirectly hold a 9.8% equity interest in Baosheng Group
Pubang Landscape Architecture (HK) Company Limited (‘‘Pubang Hong Kong’’)	Indirectly hold a 25.4% equity interest in Baosheng Group
Horgos Meitui Network Technology Co., Ltd. (‘‘Horgos Meitui’’)	Controlled by EJAM Group, and was disposed of by EJAM Group on October 30, 2019
Horgos Intelligent Media Advertising Co., Ltd. (‘‘Horgos Zhimei’’)	Controlled by EJAM Group, and was disposed of by EJAM Group on October 30, 2019
Ms. Wenxiu Zhong	Chairperson of the board of directors, Chief Executive Officer, and indirect equity shareholder of Baosheng Group

2)	Transactions with related parties

	For the Years Ended December 31,
	2020	2019	2018
Rental expenses charged by related parties
EJAM Group (a)	$-	$120,284	$489,249

Service fees charged by related parties
Horgos Meitui	$-	$8,530	$-

(a)	On October 1, 2017, we entered into an office rental agreement with EJAM Group with a monthly rental fee of approximately $40,000 (RMB 0.3 million). The lease agreement expired on March 31, 2019.

3)	Balances with related parties

As of December 31, 2020, 2019 and 2018, the balances with related parties were as follows:

	December 31,
Due to the related parties:	2020	2019	2018
EJAM Group (a)	$74,330	$89,133	$307,262
Pubang Hongkong (b)	626,628	531,476	363,626
Ms. Wenxiu Zhong	14,588	14,524	6,812
Horgos Meitu	-	-	2,081
Horogs Zhimei	-	-	1,643
	$715,546	$635,133	$681,424

(a)	As of December 31, 2020, 2019 and 2018, the accounts payable balance of $nil, $10,201 and $8,692 was due for the media services charged by EJAM Group, and the remaining balance of $74,330, $78,932 and $298,570 was daily operating expenses paid by EJAM Group on behalf of the Company.

(b)	As of December 31, 2020, 2019 and 2018, the balance of $626,628, $531,476 and $363,626 represents the third party services and consulting fees that were paid by Pubang Hong Kong on behalf of the Company. The Company fully repaid the outstanding balance subsequently in March 2021.

4)	Loan from third parties guaranteed by the chairperson of the Company’s board of directors and CEO

On October 21, 2019, Kashi Baosheng entered into a half-year credit facility agreement for a maximum amount of RMB14.0 million (equivalent to $2.0 million) with Guangzhou Yihui Commercial Factoring Co., Ltd. During the year ended December 31, 2019, Kashi Baosheng withdrew an aggregate of RMB14.0 million (equivalent to $2.0 million), which was due from April 21 to 28, 2020. RMB6.0 million (equivalent to $0.9 million) of the loan bears a fixed interest rate of 9.7% per annum and RMB8.0 million (equivalent to $ 1.1 million) of the loan bears a fixed interest rate of 10% per annum. The loan was guaranteed by (i) Beijing Baosheng, (ii) Ms. Wenxiu Zhong, the chairperson of the Company’s board of directors and CEO, and (iii) a third party individual, for whose guarantee Ms. Wenxiu Zhong provided counter-guarantee by pledging her indirectly held 5% equity interest in Beijing Baosheng as collateral. As of December 31, 2019, the outstanding balance was RMB14.0 million (equivalent to $2.0 million), which was fully repaid as of the maturity dates in April 2020.

On March 24, 2020, Beijing Baosheng entered into a two-year credit facility agreement of maximum RMB10.0 million (equivalent to $1.4 million) with Bank of Communications. On April 1, 2020, Beijing Baosheng withdrew RMB10.0million (equivalent to $1.4 million), which will be due on March 30, 2021. The loan bears a fixed interest rate of 4.785% per annum. The loan is guaranteed by Beijing Guohua Wenke Finance Guarantee Co., Ltd., for whom a counter-guarantee was provided by Kashi Baosheng and Ms. Wenxiu Zhong, the Chairperson of the Company’s board of directors and CEO. Beijing Baosheng also provided counter-guarantee to Beijing Guohua Wenke Finance Guarantee Co., Ltd. by pledging its accounts receivable from one customer of RMB105.0 million (equivalent to $14.9 million) as collateral. As of December 31, 2020, the outstanding balance was RMB 10.0 million (equivalent to $1.5 million), which was fully repaid as of the maturity date in March 2021.

On March 5, 2021, Beijing Baosheng entered into a revolving credit facility agreement of with Bank of Communications under which Beijing Baosheng can draw-down up to RMB50.0 million (approximately $8.7 million) by June 8, 2021. Each borrowing under the credit facility is due within three months. The interest rate for this credit facility was fixed at 3.85% per annum, and required the Company to make a deposit of $8.7 million. The loan is guaranteed by Ms. Wenxiu Zhong. As of the date of this annual report, the Company has drawn down borrowings of RMB50.0 million.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time become a party to various legal administrative proceedings arising in our ordinary course of our business. As of the date of this annual report, we are a party to one pending and one recently decided material legal proceedings.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously signed with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement and be compensated in the amount of RMB47.65 million ($6.8 million), representing the alleged fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. If the court rules in favor of Ms. Chen Chen and grants her all her demands, we may be exposed to a maximum amount of RMB47.65 million ($6.8 million) in liabilities.

We believe the Contractual Dispute is without merit and we are defending ourselves vigorously. As of the date of this annual report, this case is still being reviewed. There is uncertainty, however, regarding the timing or ultimate resolution of this lawsuit and other legal proceedings in which we are involved.

Further, Ms. Chen Chen filed a labor dispute case against Horgos Baosheng, Beijing Branch with the Beijing Shijingshan District Labor Dispute Arbitration Committee (the “Committee”) on the grounds that her previous employment with Horgos Baosheng, Beijing Branch was wrongfully terminated. Ms. Chen Chen sought compensation for her lost pay, lost benefits, and litigation related expenses, and award of punitive damages. The Committee issued a judgment on August 23, 2019, ruling in favor of Ms. Chen Chen and granted her the damages in the sum of RMB424,161 ($60,873). Horgos Baosheng, Beijing Branch appealed the case to a court in Beijing in December 2019. On April 23, 2020, the court issued a final judgment that upheld the previous ruling. As a result, we compensated Ms. Chen Chen a total of RMB424,161 ($60,873) on May 28, 2020.

As we routinely enter into business contracts with our advertisers, we have been and may continue to be involved in legal proceedings arising from contract disputes. In 2019, Horgos Baosheng brought a breach of contract claim against Qingdao Xingyuan Automobile Information Technology Co., Ltd. (“Qingdao Xingyuan”) and sought recovery of RMB3.85 million in aggregate. On December 21, 2020, the reviewing court entered a judgment, ruling in favor of Horgos Baosheng and requiring Qingdao Xingyuan to compensate Horgos Baosheng RMB3.25 million and an extra daily penalty of 0.05%, calculated from August 28, 2019 to the actual date of payment. As of the date of this annual report, the judgment is under the stage of enforcement.

In April 2020, Bejing Baosheng brought a breach of contract claim against Guangzhou Aiyou Information Technology Co. Ltd. (“Guangzhou Aiyou”) and sought recovery of RMB1,255,000 in aggregate. On September 22, 2020, the Beijing arbitration committee entered a judgment, ruling in favor of Beijing Baosheng and requiring Guangzhou Aiyou to compensate Beijing Baosheng RMB1,255,000, an extra daily penalty of 0.05%, calculated from August 28, 2019 to the actual date of payment, and arbitration-related expenses. On November 17, 2020, Beijing Baosheng filed a request with Guangzhou Intermediate People’s Court, seeking to mandatorily enforce the judgment. As of the date of this annual report, the judgment is under the stage of enforcement.

Freezing Order

In the litigation process of the Contractual Dispute, Ms. Chen Chen requested Haidian Court to issue a freezing order and freeze all the assets of Beijing Baosheng at the time of request, which were worth a total of RMB47.65 million. On July 15, 2019, Haidian Court issued freezing injunction, ordering the freezing of all the assets of Beijing Baosheng, including cash in the amount of RMB47.65 million (the “Freezing Order”). As of April 20, 2021, the following assets of Beijing Baosheng were frozen pursuant to the Freezing Order:

(1)	100% equity interest in Horgos Baosheng;

(2)	100% equity interest in Kashi Baosheng;

(3)	cash in the amount of RMB 23.5 million in a bank account at Bank of Hangzhou;

(4)	cash in the amount of RMB 0.6 million in a bank account at Beijing Gaoliangqiao Branch of Bank of China;

(5)*	cash in the amount of RMB 0.005 million in a bank account at Beijing Qinghua East Road Branch of Bank of China; and

(6)*	cash in the amount of RMB 0.6 million in a bank account at Bank of Communications.

*	The bank accounts at Beijing Qinghua East Road Branch of Bank of China and Bank of Communications were frozen pursuant to the Freezing Order on April 15, 2021.

Pursuant to the Freezing Order, Beijing Baosheng’s assets in the amount of RMB47.65 million were ordered to be frozen. As of the date of this annual report, the total amount of cash in the four bank accounts of Beijing Baosheng was less than the amount ordered to be frozen, and therefore, no cash may be withdrawn from the bank accounts.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the surrender of matured loans, or other decisions that may impact the value of equity interest of the company.

Exposure of the Company and Ms. Wenxiu Zhong’s Guarantee Letter

As a result of the litigations discussed above, we may be exposed to a maximum amount of RMB48,074,161 ($6,899,277) in liabilities.

Pursuant to Ms. Wenxiu Zhong’s Guarantee Letter, she promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses. We, however, recognize that there are risks involved in this arrangement. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our financial condition and liquidity position may be subject to credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.”

Dividend Policy

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since February 8, 2021. Our Ordinary Shares trade under the symbol “BAOS.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since February 8, 2021. Our Ordinary Shares trade under the symbol “BAOS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, filed as Exhibit 3.1 to our registration statement on Form F-1 (File Number 333-239800) filed with the Securities and Exchange Commission on July 10, 2020, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on July 20, 2020 and effective on February 10, 2021.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 100,000,000 Ordinary Shares, par value $0.0005 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of the funds of our Company lawfully available therefor. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of all of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Liquidation

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 calendar days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date or other longer period as specified in the notice on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of Nasdaq, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares are to be transferred does not exceed four; and

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on prior notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register of members may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and the articles and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than one-third (1/3)t of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 7 calendar days’ notice of general meetings shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least two-thirds (2/3rd) of the voting rights of all those who have a right to vote in the case of an extraordinary general meeting, and by all the shareholders in the case of an annual general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Anti-Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations relating to Foreign Exchange.”

E. Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporate tax.

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and last amended on December 29, 2018, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, and last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are an exempted company with limited liability incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Baosheng Group does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Baosheng Group and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Baosheng Group, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Baosheng Group and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT law provides that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dentons LLP, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dentons LLP is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dentons LLP believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Currently, as resident enterprises in the PRC, Beijing Baosheng and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Baosheng Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 5, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the MOF, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling transportation services, postal services, basic telecommunications, construction, real estate leasing services, sales of real estate, transfer of land use right; 6% for taxpayers selling services or intangible assets.

According to Provisions in the Notice on Adjusting the Value added Tax Rates (Cai Shui [2018] No. 32), or the Notice, issued by the SAT and the MOF, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time.

The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner on March 23, 2016, which took effect on May 1, 2016. Pursuant to such circular, the Value Added Tax Pilot Program has been applicable nationwide since May 1, 2016.

According to the VAT Regulations and the related rules, as of the date of this annual report, as taxpayers selling services, Beijing Baosheng and its consolidated Affiliated Entities are generally subject to 6% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

As of the date of this annual report, when considered as a non-PRC resident investor, which is much more likely to happen than not, Baosheng Hong Kong shall be subject to the dividend withholding tax at the rate of 10%. (See “Item 3. Key Information—D. Risk Factors” and “Item 10. Additional Information—E. Taxation.”) Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	persons that elect to mark their securities to market;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons holding our Ordinary Shares through partnerships or other pass-through entities;

•	beneficiaries of a Trust holding our Ordinary Shares; or

•	persons holding our Ordinary Shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-239800), as amended, to register our Ordinary Shares in relation to our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.bsacme.com/.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. The loan terms are typically three months and interest rates for our short-term loans are typically fixed for the terms of the loans.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation Risk

To date, inflation in China has not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, due to seasonal changes in our advertisers’ budgets and spending on advertising campaigns. For example, our revenues tend to increase as advertising spend rises in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfillment of their annual advertising budgets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-239800) in relation to the initial public offering of 6,000,000 Ordinary Shares at an initial public offering price of $5.00 per Ordinary Share. Our initial public offering closed on February 10, 2021. Univest Securities, LLC was the representative of the underwriters for our initial public offering. On March 3, 2021, Univest Securities, LLC exercised the over-allotment option in full to purchase an additional 900,000 Ordinary Shares.

We received net proceeds of approximately $31.2 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 5, 2021. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.0 million, which included approximately $2.4 million in underwriting discounts for the initial public offering and approximately $0.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $14 million of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1 (File No.: 333-239800).

On March 18, 2021, we issued a total of 1,960,784 units (the “Units”) to Orient Plus International Limited and Union High-Tech Development Limited through a private placement, with each Unit consisting of one Ordinary Share and one Warrant to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share. We received net proceeds of $10 million in this private placement. We may receive up to an aggregate of approximately $5.5 million from exercise of the Warrants for cash. As of the date of this annual report, no warrants have been exercised, and we have yet to spend the proceeds from this private placement. We intend to use the proceeds from this private placement and from the exercise of the Warrants for blockchain-based marketing activities and cryptocurrency associated business.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, we identified two material weaknesses in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Due to the foregoing material weakness, management concluded that as of December 31, 2020, our internal control over financial reporting was ineffective.

To remedy our identified material weakness identified to date, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial personnel.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.” In addition, we cannot assure that we will not identify additional material weaknesses when we are required to include management’s assessment regarding internal control over financial reporting in our annual report on Form 20-F for fiscal years beginning after December 31, 2020.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Adam (Xin) He, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-239800), as amended, initially filed with the SEC on July 10, 2020.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2020	2019
	US$	US$
Audit Fees(1)	$330,000	$-
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other fees(4)	-	-

Total	$330,000	$-

Note:

(1)	In 2020, “Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our consolidated financial statements and the review of our comparative interim financial statements in connection with our IPO.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under Nasdaq Listing Rule 5635(d) to obtain shareholder approval for a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. As a result, our shareholders may be afforded less protection than they would have otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Baosheng Media Group Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

2.2	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 254449), filed with the SEC on March 18, 2021)

2.3*	Description of Securities

4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

4.3	English Translation of Advertisement Publishing Agency Agreement with Beijing Sogou Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baosheng Media Group Holdings Limited

	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer and Chairperson of the Board of Directors (Principal Executive Officer)
Date: April 30, 2021

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baosheng Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baosheng Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

April 30, 2021 We have served as the Company’s auditor since 2020.

 BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$6,576,658	$8,120,622
Restricted cash	3,695,598	2,896,326
Notes receivable	-	57,406
Accounts receivable, net of provision for doubtful accounts	65,154,845	54,623,760
Prepayments	6,058,481	5,520,806
Media deposits	6,837,879	8,662,456
Deferred offering cost	425,537	-
Other current assets	3,323,532	2,527,261
Total Current Assets	92,072,530	82,408,637

Property and equipment, net	909,236	1,084,331
Intangible assets, net	5,504	778,425
Right of use assets	353,238	422,907
Deferred tax assets	-	107,643
Total Assets	$93,340,508	$84,801,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowing	$1,532,567	$-
Loan from third parties	-	4,305,396
Accounts payable	35,376,612	35,832,633
Advance from advertisers	3,287,653	595,561
Advertiser deposits	5,881,908	6,561,975
Dividends payable, current	3,371,648	-
Tax payable	570,540	376,263
Due to related parties	715,546	635,133
Operating lease liabilities, current	351,551	391,629
Accrued expenses and other liabilities	591,622	735,249
Total Current Liabilities	51,679,647	49,433,839

Dividends payable, noncurrent	-	3,157,290
Operating lease liabilities, noncurrent	-	26,320

Total Liabilities	51,679,647	52,617,449

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0005 per share, 100,000,000 shares authorized; 20,400,000 and 20,400,000 shares issued and outstanding at December 31, 2020 and 2019*)	10,200	10,200
Additional paid-in capital	3,814,665	3,814,665
Statutory reserve	898,133	680,874
Retained earnings	35,743,917	29,016,485
Accumulated other comprehensive income (loss)	1,193,946	(1,337,730)
Total Shareholders’ Equity	41,660,861	32,184,494

Total Liabilities and Shareholders’ Equity	$93,340,508	$84,801,943

 * Retrospectively restated for effect of stock split and share reorganization (see Note 12).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$11,911,229	$17,846,900	$16,156,876
Cost of revenues	(1,256,353)	(1,855,164)	(1,469,927)
Gross profit	10,654,876	15,991,736	14,686,949

Operating Expenses
Selling and marketing expenses	(947,834)	(411,391)	(450,779)
General and administrative expenses	(4,063,867)	(5,129,987)	(4,547,071)
Total Operating Expenses	(5,011,701)	(5,541,378)	(4,997,850)

Income from Operations	5,643,175	10,450,358	9,689,099

Other Income (Expenses)
Interest expense, net	(183,896)	(48,311)	(192,140)
Subsidy income	955,439	819,755	189,683
Other income (expenses), net	638,611	(65,754)	(187,690)
Total Other Income (Expenses), Net	1,410,154	705,690	(190,147)

Income Before Income Taxes	7,053,329	11,156,048	9,498,952

Income tax benefit (expense)	(108,638)	18,528	(306,042)

Net Income	$6,944,691	$11,174,576	$9,192,910

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	2,531,676	(333,548)	(1,371,911)
Comprehensive Income	$9,476,367	$10,841,028	$7,820,999

Weighted average number of ordinary share outstanding
Basic and Diluted*	20,400,000	20,254,247	20,000,000

Earnings per share
Basic and Diluted	$0.34	$0.55	$0.46

Dividend distributed per common share
Basic and Diluted	$-	$-	$0.36

* Retrospectively restated for effect of stock split and share reorganization (see Note 12).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Other Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	Loss	Shareholders’ Equity
Balance as of January 1, 2018	20,000,000	$10,000	$2,017,134	$529,732	$16,070,119	$367,729	$18,994,714
Net income	-	-	-	-	9,192,910	-	9,192,910
Appropriation to statutory reserve	-	-	-	151,142	(151,142)	-	-
Declaration of dividends	-	-	-	-	(7,269,978)	-	(7,269,978)
Foreign currency translation adjustments	-	-	-	-	-	(1,371,911)	(1,371,911)
Balance as of December 31, 2018	20,000,000	$10,000	$2,017,134	$680,874	$17,841,909	$(1,004,182)	$19,545,735
Capital injection from shareholders	400,000	200	1,797,531	-	-	-	1,797,731
Net income	-	-	-	-	11,174,576	-	11,174,576
Foreign currency translation adjustments	-	-	-	-	-	(333,548)	(333,548)
Balance as of December 31, 2019	20,400,000	$10,200	$3,814,665	$680,874	$29,016,485	$(1,337,730)	$32,184,494
Net income	-	-	-	-	6,944,691	-	6,944,691
Appropriation to statutory reserve	-	-	-	217,259	(217,259)	-	-
Foreign currency translation adjustments	-	-	-	-	-	2,531,676	2,531,676
Balance as of December 31, 2020	20,400,000	$10,200	$3,814,665	$898,133	$35,743,917	$1,193,946	$41,660,861

* Retrospectively restated for effect of stock split and share reorganization (see Note 12).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income	$6,944,691	$11,174,576	$9,192,910
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	449,035	340,894	36,142
Amortization of right-of-use assets	92,979	410,516	-
Provision for doubtful accounts of accounts receivables	1,960,604	1,561,805	630,980
Provision for doubtful accounts of prepayments and other current assets	-	66,711	5,559
Gain from disposal of intangible assets	(639,792)	-	-
Deferred tax expenses (benefits)	108,638	(18,528)	(46,031)
Changes in operating assets and liabilities:
Notes receivable	57,936	208,676	(278,358)
Accounts receivable	(12,463,921)	2,982,760	(29,467,731)
Prepayments	(153,907)	(3,150,578)	(1,062,112)
Media deposits	2,280,182	1,493,687	(4,735,613)
Other current assets	(590,378)	(46,275)	(1,970,304)
Accounts payable	(2,730,134)	5,093,900	9,262,850
Advance from advertisers	2,506,020	(7,931,953)	7,033,117
Advertiser deposits	(1,063,757)	(1,540,450)	3,181,764
Income tax payable	121,077	(338,653)	149,831
Accrued expenses and other liabilities	(182,909)	(527,212)	741,307
Operating lease liabilities	(89,568)	(415,517)	-
Net Cash (Used in) Provided by Operating Activities	(3,393,204)	9,364,359	(7,325,689)

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,007)	(691,376)	(635,846)
Purchases of intangible assets	-	(887,575)	(48,857)
Proceeds from disposal of intangible assets	1,245,619	-	-
Loan to related parties	-	(7,438)	-
Net Cash Provided by (Used in) Investing Activities	1,244,612	(1,586,389)	(684,703)

Cash Flows from Financing Activities:
Capital injection from shareholders	-	1,797,731	1
Proceeds from bank borrowing	1,448,394	-	-
Proceeds from borrowings from third parties	6,611,917	6,947,661	19,421,731
Repayment of borrowings to third parties	(6,901,596)	(2,605,373)	(19,421,731)
Proceeds from borrowings from related parties	36,115	-	650,823
Repayment of borrowings to related parties	-	(29,867)	-
Payment of issuance cost related to initial public offering	(422,457)	-	-
Payments of dividends to shareholders	-	(4,052,802)	-
Net Cash Provided by Financing Activities	772,373	2,057,350	650,824

Effect of exchange rate changes on cash, cash equivalents and restricted cash	631,527	(70,130)	(194,373)

Net (decrease) increase in cash, cash equivalents and restricted cash	(744,692)	9,765,190	(7,553,941)
Cash, cash equivalents and restricted cash at beginning of year	11,016,948	1,251,758	8,805,699
Cash, cash equivalents and restricted cash at end of year	$10,272,256	$11,016,948	$1,251,758

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$6,576,658	$8,120,622	$1,251,758
Restricted cash	3,695,598	2,896,326	-
Total cash, cash equivalents and restricted cash	$10,272,256	$11,016,948	$1,251,758

Supplemental Cash Flow Information
Cash paid for interest expense	$191,486	$28,750	$210,339
Cash paid for income tax	$-	$252,878	$182,939

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$355,450	$840,892	$-
Settlement of borrowings from a third party by netting off against accounts receivable due from a third party	$4,055,502	$-	$-

The accompanying notes are an integral part of the consolidated financial statements

1.	ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability. On February 10, 2021, the Company completed its initial public offering (“IPO”) of 6,000,000 shares of its ordinary shares at a public offering price of $5.00 per share. In connection with the offering, the Company’s ordinary shares began trading on the NASDAQ Capital Market beginning on February 10, 2021 under the symbol “BAOS”.

Baosheng Group owns 100% of the equity interests of Baosheng Media Group Limited (“Baosheng BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on December 14, 2018.

Baosheng BVI owns 100% of the equity interests of Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on January 7, 2019.

Baosheng HK owns 100% of the equity interests of Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”), a business company incorporated on March 22, 2021 in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”) with a registered capital of $23,052,098 (RMB 150,000,000).

Beijing Baosheng Technology Company Limited (“Beijing Baosheng”) was established in October 17, 2014 under the laws of the People’s Republic of China (“China” or “PRC”) with a registered capital of $289,540 (RMB 2,000,000). Beijing Baosheng has three wholly-owned subsidiaries, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”), Kashi Baosheng Information Technology Co., Ltd. ("Kashi Baosheng”), and Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”), which were established on August 30, 2016, May 15, 2018 and January 2, 2020 in China, respectively.

On January 21, 2019, Baosheng HK entered into an equity transfer agreement with Beijing Baosheng and the shareholders of Beijing Baosheng. Pursuant to the equity transfer agreement, each of the shareholders of Beijing Baosheng transferred to Baosheng HK their respective equity interests in Beijing Baosheng at a consideration aggregating $13,844,895 (RMB94,045,600), determined by reference to the evaluation of the equity interest of Beijing Baosheng as of June 30, 2018 (“reorganization). Upon completion of such transfers, Beijing Baosheng became a direct wholly-owned subsidiary of Baosheng HK and an indirect-wholly owned subsidiary of the Company.

On June 4, 2019, Baosheng Group completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Beijing Baosheng prior to the reorganization. Baosheng Group, Baosheng BVI and Baosheng HK were established as holding companies of Beijing Baosheng and its subsidiaries, and all of these entities are under common control which results in the consolidation of Beijing Baosheng and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

Baosheng Group, Baosheng BVI, Baosheng HK, Beijing WFOE, Beijing Baosheng and its subsidiaries (herein collectively referred to as the “Company”) are engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation allowance for deferred tax assets, revenue recognition, and other provisions and contingencies.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represents cash or cash equivalents at banks subject to withdrawal restrictions. As of December 31, 2020, the Company had restricted cash in bank accounts in the amount of $3,695,598, which were frozen by a local court due to a pending proceeding. The Company expects to close this proceeding within a year, and thus restricted cash is classified as a current asset.

Accounts receivable, net of provision for doubtful accounts

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on any specifically identified accounts receivable that may become uncollectible. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2020 and 2019, the allowances for doubtful accounts accrued for prepayments were $67,369 and $63,086, respectively.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement are delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts.

The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by medias.

As of December 31, 2020 and 2019, the balances of media deposits were $6,837,879 and $8,662,456, respectively.

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2020 and 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment primarily consist of property, leasehold improvement, office equipment and electronic equipment, which is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The useful lives of property and equipment as follows:

Property	20 years
Office equipment	5 years
Electronic equipment	3 years
Leasehold improvement	Shorter of useful life or lease term

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and other comprehensive income in other income or expenses.

Intangible assets, net

Purchased intangible assets primarily consist of copyrights and software, which are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives as. The useful lives of copyrights and software are 3 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2020 and 2019.

Advertiser deposits

The advertiser deposits represented deposits made by the advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement; (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of December 31, 2020 and 2019, the balances of advertiser deposits were $5,881,908 and $6,561,975, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach for contracts that were not completed as of December 31, 2017. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (‘SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third party publisher for a period of ad term. The Company provides advice and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers or publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertisers (if any); and (ii) net fees from advertisers.

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case by case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers delivers advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2020, 2019 and 2018, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

The cost of purchasing ad inventories and advertising services are recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2020 and 2019 and 2018, respectively.

	For the Years Ended December 31,
	2020	2019	2018
Nature of Revenue:
Rebates and incentives offered by publishers	$9,430,758	$15,953,148	$10,166,602
Net fees from advertisers	2,480,471	1,893,752	5,990,274
Total	$11,911,229	$17,846,900	$16,156,876

Category of Revenue:
SEM services	$8,165,614	$8,432,232	$7,394,490
Non-SEM services	3,745,615	9,414,668	8,762,386
Total	$11,911,229	$17,846,900	$16,156,876

Value-added taxes

The Company's PRC subsidiaries are subject to value-added tax (“VAT”) and related surcharges based on gross service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross billing charged to advertisers, which is reflected as accounts receivable on gross basis in the consolidated balance sheet, is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of costs of purchasing ad inventories and services paid on behalf of advertisers, VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of income and comprehensive income.

Cost of revenues

Cost of revenues related to advertising agency is primarily personnel related costs and business taxes. These costs are expensed as incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of December 31, 2019 and 2020. As of December 31, 2020, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination.

Segment Reporting

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company manages its business as a single operating segment engaged in the media business in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 13.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and  of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2020, 2019 and 2018, the Company had no dilutive stocks.

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$” or “$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2020	December 31, 2019
Year-end spot rate	6.5250	6.9680

	For the Years Ended December 31,
	2020	2019	2018
Average rate	6.9042	6.9088	6.6163

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2020 and 2019, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, notes receivable, accounts receivable, media deposits, other receivables, bank borrowing, loan from third parties, accounts payables, advertiser deposits, dividend payable, tax payable, other payables and due to related parties, which approximate their fair values because of the short-term nature of these instruments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration and credit risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2020 and 2019, $6,061,340 and $6,869,664 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of December 31, 2020, two advertisers accounted for 21.6% and 11.0% of accounts receivable, respectively. As of December 31, 2019, one advertiser accounted for 17.6% of accounts receivable.

For the year ended December 31, 2020, two publishers accounted for approximately 68.9% and 12.8% of the total revenue, respectively. For the year ended December 31, 2019, two publishers accounted for approximately 45.6% and 13.6% of the total revenue, respectively. For the year ended December 31, 2018, one publisher accounted for approximately 45.3% of the total revenue.

As of December 31, 2020, five publishers accounted for 22.1%, 16.0%, 15.7%, 14.6% and 14.3% of the total accounts payable balance, respectively. As of December 31, 2019, two publishers accounted for 67.6% and 13.0% of the total accounts payable balance, respectively.

Other risk

In January 2020, the World Health Organization (“WHO”) declared a global public health emergency as the novel coronavirus outbreak; later known as the COVID-19 pandemic, which has continued to spread beyond China. The headquarter of the Company is located in Beijing, China. In compliance with the government health emergency rules in place, the Company temporarily closed all the offices in China and conducted home-based production operations from February 3, 2020 to February 29, 2020. As affected by COVID-19, the gross billing and revenues for the fiscal year ended December 31, 2020, decreased by 33.5% and 33.3%, respectively as compared with the fiscal year ended December 31, 2019. In the short term, the COVID-19 pandemic has created uncertainties and risks. In the short term, the COVID-19 pandemic has created uncertainties and risks. With resume of work within China, the Company expects the revenues will continue to increase in the long-term. Based on the current situation, the Company does not expect a significant impact on the Company’s operations and financial results in the long run. The extent to which COVID-19 impacts the Company’s results of operations will depend on future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3.	ACCOUNTS RECEIVABLE, NET OF PROVISION FOR DOUBTFUL ACCOUNTS

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	December 31, 2020	December 31, 2019
Accounts receivable	$69,857,239	$57,084,540
Less: provision for doubtful accounts	(4,702,394)	(2,460,780)
Accounts receivable, net of provision for doubtful accounts	$65,154,845	$54,623,760

Provisions for doubtful accounts of accounts receivable were $1,960,604, $1,561,805 and $630,980 for the years ended December 31, 2020, 2019 and 2018, respectively.

Movement of allowance for doubtful accounts was as follows:

	December 31, 2020	December 31, 2019
Balance at beginning of the year	$2,460,780	$924,236
Charge to expenses	1,960,604	1,561,805
Foreign exchange loss (gain)	281,010	(25,261)
Balance at end of the year	$4,702,394	$2,460,780

4.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2020	December 31, 2019
Recoverable value-added taxes	$3,141,867	$2,475,711
Others	190,568	59,887
Less: provision for doubtful accounts	(8,903)	(8,337)
	$3,323,532	$2,527,261

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2020	December 31, 2019
Property	$838,798	$785,470
Leasehold improvements	373,966	350,191
Office equipment	139,848	130,957
Electronic equipment	68,269	62,931
	1,420,881	1,329,549
Less: accumulated depreciation	(511,645)	(245,218)
	$909,236	$1,084,331

Depreciation expense was $236,059, $202,024 and $25,285 for the years ended December 31, 2020, 2019 and 2018, respectively.

6.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31, 2020	December 31, 2019
Software	$49,540	$46,391
Copyrights	-	880,034
Less: accumulated amortization	(44,036)	(148,000)
	$5,504	$778,425

In September 2020, the Company sold the copyrights to a third party in exchange for cash consideration of $1,245,619, and a gain of $639,792 was recorded in the account of “Other income (expenses), net”.

Amortization expense was $212,976, $138,870 and $10,857 for the years ended December 31, 2020, 2019 and 2018, respectively.

7.	OPERATING LEASE

As of December 31, 2020, the Company leases offices space under two non-cancelable operating leases, with terms of two and three years, respectively. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2020	December 31, 2019
Rights of use lease assets	$353,238	$422,907

Operating lease liabilities, current	351,551	391,629
Operating lease liabilities, noncurrent	-	26,320
Total operating lease liabilities	$351,551	$417,949

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

	December 31, 2020	December 31, 2019
Remaining lease term and discount rate
Weighted average remaining lease term (years)	0.86	1.10
Weighted average discount rate	4.75%	4.75%

During the years ended December 31, 2020, 2019 and 2018, the Company incurred total operating lease expenses of $350,344, $596,340 and $706,123, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

2021	$359,273
2022 and thereafter	-
Total lease payments	359,273
Less: imputed interest	(7,722)
Present value of lease liabilities	$351,551

8.	BANK BORROWING

	December 31, 2020	December 31, 2019
Bank borrowing	$1,532,567	$-

On March 24, 2020, Beijing Baosheng entered into a two-year credit facility agreement of maximum RMB 10,000,000 (equivalent to $1,448,394) with Bank of Communications. On April 1, 2020, Beijing Baosheng withdrew RMB 10,000,000 (equivalent to $1,448,394), which will be due on March 30, 2021. The loan bears a fixed interest rate of 4.785% per annum. The loan is guaranteed by Beijing Guohua Wenke Finance Guarantee Co., Ltd., for whom a counter-guarantee was provided by Kashi Baosheng and Ms. Wenxiu Zhong, the Chairperson of the Company’s board of directors and CEO. Beijing Baosheng also provided counter-guarantee to Beijing Guohua Wenke Finance Guarantee Co., Ltd. with accounts receivable from one customer of RMB 105,000,000 (equivalent to $14,852,115) pledged as the collateral. As of December 31, 2020, the outstanding balance was RMB 10,000,000 (equivalent to $1,532,567), which was fully repaid as of the maturity date in March 2021.

For the year ended December 31, 2020, interest expense arising from the bank borrowing amounted to $50,824.

9.	LOAN FROM THIRD PARTIES

	December 31, 2020	December 31, 2019
Loan from third parties	$-	$4,305,396

On January 22, 2019, Beijing Baosheng entered into a loan agreement with a third party individual to borrow RMB 10,000,000 (equivalent to $1,435,132) as working capital with a maturity date of March 22, 2019. On March 21, 2019, Horgos Baosheng entered into a loan agreement with a third party individual to borrow RMB 8,000,000 (equivalent to $1,148,106) as working capital with a maturity date of June 20, 2019. Both of these loans bore a fixed interest rate of 4.35% per annum. These two loans were fully repaid in the year ended December 31, 2019.

On October 21, 2019, Kashi Baosheng entered into a half-year credit facility agreement of maximum RMB 14,000,000 (equivalent to $ 2,009,185) with Guangzhou Yihui Commercial Factoring Co., Ltd. During the year ended December 31, 2019, Kashi Baosheng withdrew an aggregate of RMB 14,000,000 (equivalent to $2,009,185), which was due from April 21 to 28, 2020. RMB 6,000,000 (equivalent to $ 861,079) of the loan bears a fixed interest rate of 9.7% per annum and RMB 8,000,000 (equivalent to $ 1,148,106) of the loan bears a fixed interest rate of 10% per annum. The loan was guaranteed by Beijing Baosheng, Ms. Wenxiu Zhong, the chairperson of the Company’s board of directors and CEO, and a third party individual for whom Ms. Wenxiu Zhong provided counter-guarantee with her indirectly held 5% equity interest in Beijing Baosheng pledged as the collateral. The Company fully repaid as of the maturity dates in April 2020.

On December 24, 2019, Horgos Baosheng entered into a loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 16,000,000 (equivalent to $2,296,211) as working capital with a maturity date of January 31, 2020, which was subsequently extended to March 31, 2020. The total interest was RMB 50,000 (equivalent to $7,176). As of December 31, 2019, the outstanding balance was RMB 16,000,000 (equivalent to $2,296,211), which was fully repaid as of the maturity date in March 2020.

On January 20, 2020, Horgos Baosheng entered into a loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 10,650,000 (equivalent to $1,542,539) as working capital with a maturity date of April 30, 2020. The total interest was RMB 33,290 (equivalent to $4,733). On March 31, 2020, the loan had been fully repaid in advance.

On February 20, 2020, Horgos Baosheng entered into another loan agreement with Beijing Ruisiqiguo Film Production Co., Ltd. to borrow RMB 35,000,000 (equivalent to $5,069,378) as working capital with a maturity date of May 30, 2020, which was extended to October 31, 2020. The total interest was RMB 109,375 (equivalent to $15,550). On March 26, 2020, the Company repaid a total of RMB 7,000,000 (equivalent to $1,013,876) in advance and settled the outstanding balance of RMB 28,000,000 (equivalent to $4,055,502) on in September 2020 in advance by transferring the right to collect equivalent amount of RMB 28,000,000 (equivalent to $4,055,502) due from a customer.

The weighted average interest rate for loans from third parties was approximately 6.54%, 7.05% and 7.88% for the years ended December 31, 2020, 2019 and 2018, respectively. For the years ended December 31, 2020, 2019 and 2018, interest expense related to the above borrowings amounted to $105,733, $64,996 and $207,458, respectively.

10.	INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Baosheng BVI is not subject to tax on income or capital gains.

Hong Kong

Baosheng HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng and Baosheng Technology were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2020, December 31, 2022 and December 31, 2025, respectively, for Horgos Baosheng, Kashi Baosheng and Baosheng Technology.

In addition, each of Beijing Baosheng and Horgos Baosheng have a branch in Beijing. The two branches are subject to an EIT of 25%.

Income tax expenses (benefits) consist of the following:

	For the Years Ended December 31,
	2020	2019	2018
Current income tax expense	$-	$-	$352,073
Deferred income tax expense (benefit)	108,638	(18,528)	(46,031)
Income tax expense (benefit)	$108,638	$(18,528)	$306,042

 Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2020	2019	2018
PRC statutory income tax rate	25%	$25%	$25%
Impact of different income tax rates in other jurisdictions	1.4%	0.5%	0.0%
Effect of preferential tax benefits (a)	(38.1)%	(33.7)%	(28.6)%
Effect of non-deductible expenses	7.9%	4.9%	2.7%
Effect of change in valuation allowance	5.4%	3.1%	4.1%
Effective tax rate	1.6%	$(0.2)%	$3.2%

(a)	The Company’s subsidiaries, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a favorable tax rate of 0%. For the years ended December 31, 2020, 2019 and 2018, the tax saving as the result of the favorable tax rate amounted to $2,686,911, $3,761,148 and $2,712,084, respectively, and per share effect of the favorable tax rate (after stock split and share reorganization) were $0.13, $0.19 and $0.14.

10.	INCOME TAXES (CONTINUED)

Deferred tax assets as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Deferred tax assets:
Net operating losses carryforwards	$1,072,893	$748,976

Allowance for doubtful accounts of accounts receivable	67,712	105,560
Allowance for doubtful accounts of other current assets	2,224	2,082
Accrued labor cost compensation	-	15,219
Less: allowance on deferred tax assets	(1,142,829)	(764,194)
	$-	$107,643

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of December 31, 2020, due to uncertainties surrounding future utilization on the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $1,142,829 against the deferred tax assets based upon management’s assessment as to their realization.

As of December 31, 2019, due to uncertainties surrounding future utilization on the Beijing branch of Horgos Baosheng and Baosheng HK, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses carryforwards of $3,098,239 and labor cost compensation of $60,873, and the Company accrued valuation allowance of $764,194 against the deferred tax assets based upon management’s assessment as to their realization.

11.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the Years Ended December 31,
	2020	2019	2018
Net Income	$6,944,691	$11,174,576	$9,192,910

Weighted average number of ordinary share outstanding (after stock split and share reorganization)
Basic and Diluted	20,400,000	20,254,247	20,000,000

Earnings per share
Basic and Diluted	$0.34	$0.55	$0.46

Dividend distributed per common share
Basic and Diluted	$-	$-	$0.36

For the years ended December 31, 2020, 2019 and 2018, the Company had no dilutive stocks.

12.	EQUITY

Ordinary shares

The Company’s authorized share capital is 5,000,000 ordinary shares, par value $0.01 per share. On December 4, 2018, the Company issued 100 ordinary shares, which issuance was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On May 13, 2019, the Company issued two ordinary shares, par value $0.01 per share, to Etone Investment, in exchange of capital contribution of $1,797,731 (HK$14,000,000).

On July 6, 2020, the Company’s shareholders and Board of Directors approved: (i) an increase of the authorized ordinary shares from 5,000,000 shares of a nominal or par value of US$0.01 to 100,000,000 shares of a nominal or par value of US$0.0005, (ii) a 20-for-1 stock split to sub-divide the original 102 shares of issued ordinary shares in the capital of the Company into 2,040 shares of ordinary shares, and (iii) the issuance of an aggregated 20,397,960 shares of ordinary shares, at par value of$0.0005, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 20,397,960 ordinary shares. All the existing shareholders and directors of the Company consider this stock issuance was part of the Company’s reorganization to result in 20,400,000 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split. The Company believes it is appropriate to reflect stock split on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 100,000,000 authorized shares, par value of US$0.0005, of which 20,400,000 and 20,400,000 were issued and outstanding as of December 31, 2020 and 2019, respectively.

Cash dividends

On December 31, 2018, the Company’s Board of Directors approved a resolution to declare cash dividends of $7,269,978 (RMB 50,000,000) to its shareholders. During the year ended December 31, 2019, the Company paid dividends of $4,052,802 (RMB 28,000,000). As of December 31, 2020 and 2019, the Company had dividends payable of $3,371,648 (RMB 22,000,000) and $3,157,290 (RMB 22,000,000), respectively. The Company does not intend to pay dividends payable out of the proceeds from its initial public offering. The Company plans to pay the remaining balance of dividend payable out of the retained earnings balance before December 31, 2021.

12.	EQUITY(CONTINUED)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Baosheng and its subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Beijing Baosheng and its subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2020 and 2019, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133 and $680,874, respectively.

As of December 31, 2020 and 2019, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries that are included in the Company’s consolidated net assets, of $4,722,998 and $4,505,738, respectively.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (‘‘EJAM Group’’)	Indirectly hold a 9.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (‘‘Pubang Hong Kong’’)	Indirectly hold a 25.4% equity interest in the Company
Horgos Meitui Network Technology Co., Ltd. (‘‘Horgos Meitui’’)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Horgos Intelligent Media Advertising Co., Ltd. (‘‘Horgos Zhimei’’)	Controlled by EJAM Group, and was disposed of by EJAM Group on October 30, 2019
Ms. Wenxiu Zhong	Chairperson of the Board of Directors, CEO and indirect equity shareholder of the Company

2)	Transactions with related parties

	For the Years Ended December 31,
	2020	2019	2018
EJAM Group (a)	$-	$120,284	$489,249

Service fees charged by related parties
Horgos Meitui	$-	$8,530	$-

(a)	On October 1, 2017, the Company entered into an office rental agreement with EJAM Group with a monthly rental fee of approximately $40,000 (RMB 293,349,45). The lease agreement expired on March 31, 2019.

3)	Balances with related parties

As of December 31, 2020 and 2019, the balances with related parties were as follows:

	December 31, 2020	December 31, 2019
EJAM Group (a)	$74,330	$89,133
Pubang Hongkong (b)	626,628	531,476
Ms. Wenxiu Zhong	14,588	14,524
	$715,546	$635,133

(a)	As of December 31, 2020 and 2019, the accounts payable balance of $nil and $10,201 was due for the media services charged by EJAM Group, and the remaining balance of $74,330, and $78,932 was daily operating expenses paid by EJAM Group on behalf of the Company.

(b)	As of December 31, 2020 and 2019, the balance of $626,628 and $531,476 represents the third party services and consulting fees that were paid by Pubang Hong Kong on behalf of the Company. The Company has fully repaid the outstanding balance subsequently in March 2021.

14.	CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously signed with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement and be compensated in the amount of RMB47.65 million ($6,838,404), representing the fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. The Contractual Dispute was heard in the court on November 19, 2020 and February 24, 2021, and the case is still being reviewed as of the date of this report. As confirmed by the PRC counsel, if the court rules in favor of Ms. Chen Chen and grants her all her demands, the Company may be exposed to an amount of RMB10 million ($1,532,567) in liabilities. There is uncertainty, however, regarding the timing or ultimate resolution of this lawsuit and other legal proceedings in which the Company is involved.

Further, Ms. Chen Chen filed a labor dispute case against Horgos Baosheng, Beijing Branch with the Beijing Shijingshan District Labor Dispute Arbitration Committee (the “Committee”) on the grounds that her previous employment with Horgos Baosheng, Beijing Branch was wrongfully terminated. Ms. Chen Chen sought compensation for her lost pay, lost benefits, and litigation related expenses, and award of punitive damages. The Committee issued a judgment on August 23, 2019, ruling in favor of Ms. Chen Chen and granted her the damages in the sum of RMB424,161 (approximately $60,000). Horgos Baosheng, Beijing Branch appealed the case to a court in Beijing in December 2019. On April 23, 2020, the court issued a final judgment that upheld the previous ruling. As a result, the Company will compensate Ms. Chen Chen a total of RMB424,161 (approximately $60,000). As of December 31, 2019, the Company recorded RMB424,161 (approximately $60,873) as a component of accrued expenses and other liabilities related to litigation contingencies, respectively, which has been settled on May 28, 2020.

As of December 31, 2020 and 2019, the Court froze the 100% equity interests in Horgos Baosheng and Kashi Baosheng held by Beijing Baosheng, and the two bank accounts of Beijing Baosheng with a total balance of $3,695,598 and $2,896,326, respectively. The frozen bank balance was reclassified as restricted cash as of December 31, 2020 and 2019. Through a guarantee letter dated April 2, 2020 (the “Guarantee Letter”), Ms. Zhong promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. The Company expects to have the restricted cash and share equity of Beijing Baosheng to be unfrozen upon (i) the issuance of a final judgment in the Contractual Dispute or (ii) the entry of a settlement agreement between the parties to the Contractual Dispute, whichever is earlier.

15.	SUBSEQUENT EVENTS

On February 10, 2021, the Company closed its initial public offering (IPO) on the Nasdaq Global Market. The Company offered 6,000,000 ordinary shares in the IPO, par value $0.0005 per share at $5.00 per share. In addition, on March 3, 2021, the underwriters of the Company's IPO have exercised in full their over-allotment option to purchase additional 900,000 ordinary shares, par value $0.0005 per share at $5.00 per share.  Gross proceeds of the Company's IPO, including the proceeds from the sale of the over-allotment shares, totaled $34.5 million, before deducting underwriting discounts and other related expenses.

On March 8, 2021, Beijing Baosheng entered into a three-year office lease agreement with an unrelated third party for a period from March 16, 2021 through March 31, 2024. The monthly rent fee is approximately $45,000 and is payable on a quarterly basis.

On March 5, 2021, Beijing Baosheng entered into a revolving credit facility agreement of with Bank of Communications under which the Company can draw-down up to RMB 50,000,000 (approximately $8.7 million) by June 8, 2021. Each borrowing under the credit facility is due within three months. The interest rate for this credit facility was fixed at 3.85% per annum, and required the Company to make a deposit of $8.7 million. The loan is guaranteed by Ms. Wenxiu Zhong. As of the date of this report, the Company has drawn down borrowings of RMB 50,000,000.

On March 17, 2021, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with two investors, including a wholly-owned subsidiary of Ebang International Holdings Inc. (Nasdaq: EBON) for an investment of US$10 million. Pursuant to the Securities Purchase Agreement and an exemption from registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) contained in Regulation S promulgated under the Securities Act, the Company issued an aggregate of 1,960,784 units to the investors, with each unit consisting of one ordinary share of the Company, par value $0.0005 per share (the “Ordinary Shares”) and a warrant to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share. On March 18, 2021, the Company closed the private placement.

On March 22, 2021, Baosheng HK established a wholly-owned subsidiary named Beijing Baosheng Network Technology Co., Ltd.(“Baosheng Network”), which was a limited liability company in the PRC with a registered capital of $23,052,098 (RMB 150,000,000).

On April 14, 2021, the Company entered into a cryptocurrency miner purchase agreement with a third party entity named Link (Shanghai) Networking Technology Co., Ltd, pursuant to which the Company would purchase 1,000 EBIT-E10C miners with aggregation value of RMB 4.67 million (approximately $0.72 million). The miners are expected to be delivered to the Company by no later than May 20, 2021.

On April 26, 2021, Baosheng Technology entered into an entrusted loan agreement with Baosheng Network to borrow RMB 50,000,000 (approximately $8.7 million) from Bank of Communications for working capital needs, which will be due on April 26, 2024. The interest rate is fixed at 1.0% per annum. Pursuant to the entrusted loan agreement, Baosheng Network deposited a total of RMB 50,000,000 (approximately $8.7 million) into the entrusted fund bank account on April 26, 2021. On April 27, 2021, Baosheng Technology has received the full amount of this entrusted loan of RMB 50,000,000 (approximately $8.7 million).