Form 20-F
period 2021-12-31
Baosheng Media Group Holdings Ltd
filed 2022-05-17
CIK 1811216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Floor 15, Yonghe East Building B No.28 Andingmen East Avenue Dongcheng District, Beijing, China +86-13488886502
(Address of Principal Executive Offices)

Wenxiu Zhong, Chief Executive Officer Floor 15, Yonghe East Building B No.28 Andingmen East Avenue Dongcheng District, Beijing, China +86-13488886502
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

An aggregate of 29,260,784 ordinary shares, par value $0.0005 per share (“Ordinary Shares”), as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

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

“We,” “us,” “our,” or the “Company” are to Baosheng Media Group Holdings Limited, a Cayman Islands exempted company with limited liability, and its subsidiaries, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

Conventions that apply to this annual report

●	“An Rui Tai BVI”, are to AnRuiTai Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2018, owned as to 90% by Ms. Wenxiu Zhong and 10% by Mr. Sheng Gong;

●	“Beijing Baosheng” or “WFOE” are to Beijing Baosheng Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng BVI” are to Baosheng Media Group Limited, a BVI (as defined below) business company incorporated with limited liability under the laws of the BVI;

●	“Baosheng Group” are to Baosheng Media Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Baosheng Hong Kong” are to Baosheng Group’s wholly owned subsidiary, Baosheng Media Group (Hong Kong) Holdings Limited, a Hong Kong company with limited liability;

●	“Baosheng Network” are to Beijing Baosheng Network Technology Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng Technology” are to Baosheng Technology (Horgos) Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng (as defined below);

●	“Beijing Xunhuo” are to Beijing Xunhuo E-commerce Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Network;

●	“BVI” are to the British Virgin Islands;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Deng Guan BVI” are to Deng Guan Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is wholly owned by Mr. Hui Yu;

●	“EJAM BVI” are to EJAM New Media Holdings Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is a direct wholly owned subsidiary of EJAM International (as defined below);

●	“Etone Investment” are to Etone Investment Development Limited, a BVI business company incorporated in the BVI with limited liability in May 2016 and is wholly owned by Mr. Baotian Guo;

●	“Everlasting Innovation” are to Everlasting Innovation Development Limited, a business company incorporated in the BVI with limited liability in July 2018 and is wholly owned by Mr. Kei Ming Wang;

●	“Horgos Baosheng” are to Horgos Baosheng Advertising Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“Kashi Baosheng” are to Kashi Baosheng Information Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“PBCY Investment” are to PBCY Investment Limited, a business company incorporated in the BVI with limited liability in November 2018, and is owned as to 86.35% by Pubang Landscape (as defined below) through Pubang Hong Kong (as defined below) and 13.65% by Mr. Chan through CYY Holdings;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0005 per share;

●	“Warrants” are to the warrants we issued to the Selling shareholders in a private placement closed on March 18, 2021. One Warrant includes the right to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share; and

●	“we,” “us,” or the “Company” are to one or more of Baosheng Group, and its subsidiaries, as the case may be.

Glossary of Technical Terms

●	“ad inventory” are to the space available to advertisers on digital platforms in the online marketing industry;

●	“ad” are to an advertisement;

●	“audiences” are to the recipients of information (including advertisements);

●	“authorized agency status” are to the qualification to serve as a designated agency for the media in identifying and procuring advertisers to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment. See “Item 4. Information on the Company — 4.B. Business Overview” in this annual report for more information on our authorized agency status with media.

●	“feed” are to an internet service in which updates from electronic information sources are presented in a continuous stream;

•

“in-feed ad” are to a form of ads that are typically placed in article and content feeds and mimic the surrounding site design and aesthetics so that the articles or content feeds are mixed with the in-feed ads providing the audience an uninterrupted content flow;

●	“KOL marketing” are to a form of marketing activities by which a brand, advertising agency or media works with individuals, also known as key opinion leaders, or KOLs, to drive brand messages to meet strategic goals;

●	“key opinion leaders” or “KOL” are to individuals deemed to have the potential to create engagement, drive conversation or sell products or services with the intended target audience. These individuals can range from being celebrities to more micro-targeted professional or nonprofessional “peers”;

●	“mobile app ad” are to a form of ads which are served on apps in various formats such as display ads and video ads, and for the purpose of this annual report excluding in-feed ads;

●	“mobile app” are to a computer program or software application designed to run on a mobile device such as phone, tablet, or watch;

●	“social media marketing” are to the use of social media platforms and websites to promote a product or service, including the distribution of KOL content which may be framed as testimonial advertising where they play the role of a potential buyer themselves, or they may be third parties;

●	“ad currency unit” are to a kind of virtual currency that needs to be purchased from relevant media for use in acquiring their ad inventory;

●	“CPA” are to cost per acquisition, an online advertising pricing model where the advertiser pays for a specified acquisition;

●	“CPC” are to cost per click, an online advertising pricing model where an advertiser pays a media (typically a search engine, website owner, or a network of websites) when the ad is clicked;

●	“CPM” are to cost per mille, an online advertising pricing model where an advertiser pays for one thousand views or clicks of an advertisement;

●	“CPP” are to cost per post, an online advertising pricing model where an advertiser pays for each posting of contents, usually by a KOL;

●	“CPT” are to cost per time, an online advertising pricing model where an advertiser pays for an advertisement to be placed for a set amount of time;

●	“DMP” are to data management platform, a technology platform used for collecting and managing data, mainly for digital marketing purposes;

●	“DSP” are to demand-side platform, a system that allows buyers of digital advertising inventory to manage multiple ad exchange and data exchange accounts through one interface;

●	“gross billing” are to the actual dollar amount of advertising spend of advertisers, net of any rebates and discounts given to those advertisers;

●	“gross media costs” are to the costs paid to media for acquisition of ad inventory without being offset by rebates received from media;

●	“media costs” are to the costs for acquisition of ad inventory or other advertising services from media and other advertising service providers as offset by rebates we receive from the relevant media and advertising service providers (if any);

●	“performance-based advertising” are to a form of advertising in which the purchaser pays only when there are measurable results (e.g., number of purchases, downloads, and registrations);

●	“SEM” are to search engine marketing, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services; and

•	“SSP” are to supply-side platform, a technology platform to enable media owners to manage their ad inventory, fill it with ads, and receive income.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	assumptions about our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in the highly-competitive advertising service industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the advertising service industry;

●	the future development of the COVID-19 pandemic; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

PART I

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Risks Related to our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

●	If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

●	As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

●	Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

●	Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2021, 2020, and 2019, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

●	We are in the highly competitive online advertising service industry and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

●	If we fail to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising industry, our revenues and growth could be adversely affected.

●	Limitations on the availability of data and our ability to analyze such data could significantly restrict our optimization capability and cause us to lose advertisers, which may harm our business and results of operations.

●	The regulatory environment of the online advertising industry is rapidly evolving. If we fail to obtain and maintain the requisite licenses and approvals as applicable to our businesses in China from time to time, our business, financial condition and results of operations may be materially and adversely affected.

●	If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

●	The ongoing effects of COVID-19 in China may have a material adverse effect on our business.

Risks Related to Doing Business in China

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

●	Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

●	Regulation and censorship of information disseminated through the Internet in China may adversely affect our business in China, and we may be liable for content disseminated by us through the Internet.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

●	The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

●	Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

●	Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident Shareholders to personal liability, may limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, may limit the ability of our PRC subsidiaries to distribute profits to us or may otherwise materially and adversely affect us.

●	We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

●	You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

●	Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

●	We cannot assure you that we will declare and distribute any dividends in the future.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

Risks Related to Our Business and Industry

Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

We derive our revenue (i) from rebates and incentives offered by media (or their authorized agencies) for procuring advertisers to place advertisements with them, which are usually calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) from net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing), net of the media costs and other costs of procuring advertising services we incurred on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with our advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies).

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

Besides, media (or their authorized agencies) may change the rebate and incentive policies offered to us based on the prevailing economic outlook, competitive landscape of the online advertising market, and their own business strategy and operational targets. For instance, a media may reduce the rate of rebates offered to us due to changes in its business strategies, resource reallocation, increased popularity and demand for their media resources, or may adjust their incentive programs or their benchmarks and measuring parameters for incentive offerings based on their changing marketing and target audience strategies. If media impose rebate and incentive policies that are less favorable to us, our revenue, results of operations and financial condition may be adversely affected.

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

Our ability to maintain our advertiser base and attract new advertisers is, to a significant extent, associated with our ability to secure popular and emerging media resources sought after by our advertisers. We believe our authorized agency status with media and the large number of media we work with have helped us attract advertisers and contributed to our revenue and advertiser base. However, there is no assurance that we will be able to maintain such authorized agency status in the future, or that these media will remain popular among our advertisers in the future. The online advertising industry is dynamic. New media and innovative advertising formats are constantly introduced into the market, while existing media may lose market visibility and audience base. If the media with which we have authorized agency status lose their audience popularity or market visibility, or are no longer preferred by our advertisers, or if we fail to secure authorized agency status with new media of emerging popularity or preferred by our advertisers, we may lose our advertiser base and their advertising spend through us. In such event, our business, results of operations, financial condition and future prospects could be materially and adversely affected.

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

Relationship with our advertisers

Our advertiser base comprises direct advertisers, as well as third-party advertising agencies which places advertisements for their advertiser clients through us. The number of advertisers we served decreased slightly from 438 in 2019 to 410 in 2020, and increased to 462 in 2021.

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

In particular, we act as authorized agency for some popular online media, such as sm.cn (神马), UC browsers (UC浏览器), and Today’s Headline (今日头条), to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year, and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

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

If any media ends its cooperative relationship with us or terminates our authorized agency status, or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertiser deflection, and suffer revenue drop. As a result, our business, results of operations, financial condition and prospects might be materially and adversely affected.

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

Our gross accounts receivable increased from $57.1 million as of December 31, 2019 to $69.9 million as of December 31, 2020, and decreased to $62.8 million as of December 31, 2021, of which $16.2 million, $26.7 million and $39.8 million, representing approximately 28.4%, 38.2%, and 63.4% of our gross accounts receivable, respectively, were outstanding for over six months as of the respective period end. As of December 31, 2021, 2020 and 2019, we made bad debt allowance of $6.4 million, $4.7 million and $2.5 million against our gross outstanding accounts receivable.

The increase in the accounts receivable aging over the fiscal year as of December 31, 2021 was mainly due to the delayed payment from our customers as their business performance was affected by the COVID-19 pandemic, and their collection of payment from the end advertisers was also adversely impacted. In addition, government authority of Horgos took certain measures to control the development of the COVID-19 pandemic, including prohibiting any express delivery from leaving Horgos, which was lifted subsequently in May 2021. Some of the sales invoices that were issued by Horgos Baosheng could not be delivered to our customers in time, which lengthen the payment process of our customers.

We attributed our growth of our gross accounts receivable during the fiscal years ended December 31, 2020 and 2021 to delayed payment from our customers as they were affected by the outbreak of COVID-19. We attributed the substantial growth of our gross accounts receivable during the fiscal years ended December 31, 2019 and 2018, particularly in the fiscal year 2018, partly to the growth in our gross billing (which represented 28.2% of our gross billing of $202.7 million for the fiscal year 2019 and 40.4% of our gross billing of $150.6 million for the fiscal year 2018), and the temporary delay and suspension of issuance of tax invoices by the relevant government authority of Horgos since April 2018, rendering us not being able to invoice our advertisers for their advertising spend, and effectively lengthening the actual collection periods of the receivables due from the affected advertisers. See also “— Risks Related to Our Business and Industry — If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.”

Regardless, given our “agency-based” business model and that we earn our revenue on a net basis but have accounts receivable from advertisers based on our gross billing, we are particularly sensitive and susceptible to credit risk. Our gross accounts receivable as of December 31, 2021, 2020 and 2019 represented 101.7%, 51.8% and 28.2% of our gross billing, respectively, with gross accounts receivable outstanding over six months represented 71.8%, 19.8% and 8.0% of our gross billing for the fiscal years 2021, 2020 and 2019, respectively. While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, and while the effect of the suspension of tax invoice issuance in Horgos has gradually subsided since the second quarter of 2019, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our advertisers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow, and may result in material and adverse impact on our business operations, results of operations and financial condition.

As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

We reported net cash used in operating activities of $31.2 million for fiscal year 2021, net cash used in operating activities of $3.4 million for the fiscal year 2020 and net cash provided by operating activities of $9.4 million for fiscal year 2019. During the fiscal years ended December 31, 2021, 2020 and 2019, certain media we procured for our advertisers required prepayment or offer relatively short credit periods to us. While we have used reasonable endeavor to align credit terms granted to us in connection with a particular media when we offered credit terms to advertisers using the relevant media, in cases where we engaged in cross-selling of ad inventories or services of different media to our existing advertisers, we usually aligned the credit terms we offer to such advertisers to the most favorable terms offered to us among the media used. Moreover, we may offer more competitive terms to selected advertisers of established business relationship with us or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to us or at all. In addition, during the fiscal years ended December 31, 2021, 2020 and 2019, we were required by certain media (or their authorized agencies) to place deposits as performance security, among other things of a similar nature, and we may elect to pay deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns. We consider the above practices to be generally in line with industry practice and competitive landscape, and we expect these practices to continue in the foreseeable future.

All the above have contributed to a temporal mismatch in our operating cash flow, as such impact is generally positively correlated with our business volume. As we further expand our business, our requirement for business running capital and other payments (such as capital expenditures) will increase. Our operations may not generate sufficient cash flows to meet our operating and capital requirements in the future. Historically we have utilized peer-to-peer and third-party short-term borrowings to supplement our operating cash flow shortage from time to time. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Cash Flows —Financing Activities.” We cannot assure you that going forward we will be able to reverse back to a net operating cash inflow position, or generate sufficient cash inflow from our operations or obtain adequate debt or equity financing at reasonable costs, or at all, to meet such requirements. If we fail to successfully manage our working capital or acquire adequate funding to finance our expansion, our ability to pay our media and employees and otherwise fund our operations and expansion could be impaired, and our business, financial condition and results of operations may be materially and adversely affected.

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

We substantially commenced developing our online advertising service business since the arrival of Ms. Wenxiu Zhong, our founder, chairperson of the board, and the chief executive officer of our Company, in 2015, and have since seen rapid growth. We expect we will continue to expand as we seek to expand our advertiser and media bases and explore new market opportunities, including establishing our own KOL network. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

●	our ability to maintain, expand and further develop our relationships with advertisers to meet their increasing demands;

●	our ability to maintain our first-tier agency relationships with our key media and further develop agency relationships with popular media of different and emerging media formats;

●	our ability to introduce and manage the development of new services;

●	the continued growth and development of the online advertising industry;

●	our ability to keep up with the technological developments or new business models of the rapidly evolving online advertising industry;

●	our ability to attract and retain qualified and skilled employees;

●	our ability to effectively manage our growth; and

●	our ability to compete effectively with our competitors in the online advertising industry.

We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition and future prospects.

Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2021, 2020 and 2019, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

During the fiscal years 2021, 2020 and 2019, we derived most of our revenues from a few customers. Our five largest customers in the fiscal years 2021, 2020 and 2019 accounted for 96.0%, 89.9% and 79.2% of our total revenue, respectively. Sogou, for which we have been an authorized agency since 2016, had been our top customer during the fiscal years 2021, 2020 and 2019, accounting for 41.8%, 68.9% and 45.6% of our revenue, respectively. Our top five customers during the fiscal years 2021, 2020 and 2019 include search engine operators, short-video platform operators, and advertising agencies who place ads for their advertiser clients through us. The identities of our customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Item 4. Information on the Company — 4.B. Business Overview — Customers.”

We typically enter into agency agreements (in case of media for which we are authorized agency) and framework agreements with these top customers with a term of one year or shorter, which are subject to renewal after expiry. Our top publisher, Sogou, has been acquired by Tencent and its business is currently under restructuring. We have been trying to secure the authorized agency status of Sogou for the year ending December 31, 2022. However, there is uncertainty as to whether and when we can successfully secure an authorized agency status with Sogou. Any failure to renew these agreements or any termination of such agreements may have a material adverse impact on our results of operations.

There are a number of factors, including our performance, which could cause the loss of, or decrease in the volume of business from, a customer. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from one or more of these significant customers, or any downward adjustment of the rates of rebates and incentives paid by media (or their authorized agencies), could materially and adversely affect our revenue and profit. Furthermore, if any significant advertiser or media terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable advertiser or media in a timely manner, or at all.

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

There are numerous companies that specialize in the provision of online advertising services in China. We compete primarily with our competitors and potential competitors for access to quality ad inventory, agency relationships with popular media, and advertiser base. The online advertising industry in China is rapidly evolving. Competition can be increasingly intensive and is expected to increase significantly in the future. Increased competition may result in price reductions for advertising services, decrease in the rates of rebates and incentives offered by media to their authorized agencies, reduced margins and loss of our market share. We compete with other competitors in China primarily on the following bases:

●	brand recognition;

●	quality of services;

●	effectiveness of sales and marketing efforts;

●	creativity in design and contents of ads;

●	optimization capability;

●	pricing, rebate and discount policies;

●	strategic relationships; and

●	hiring and retention of talented staff.

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

As confirmed by our PRC counsel, Beijing Dacheng Law Offices, LLP (“Beijing Dacheng”), we have obtained all material licenses, permits or approvals from the regulatory authorities in China that are required for our business undertakings. However, the licensing requirements within the online advertising industry, particularly in China, are constantly evolving and subject to the interpretation of the competent authorities, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions or the changes in the interpretation of the scope of internet culture business. We cannot assure you that we will be able to satisfy such regulatory requirements and we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future, and as a result, our business operations may be materially and adversely affected.

If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

As of December 31, 2021, 2020 and 2019, our gross accounts receivable amounted to $62.8 million, $69.9 million and $57.1 million, respectively. Our gross accounts receivable turnover days were 442 days, 167 days and 105 days in the fiscal years 2021, 2020 and 2019, respectively.

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

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

●	we face challenges in ensuring the productivity of a large employee base and recruiting, training and retaining highly skilled personnel, including areas of sales and marketing, advertising concepts, optimization skills, media management and information technology for our growing operations;

●	we face challenges in responding to evolving industry standards and government regulation that impact our business and the online advertising industry in general, particularly in the areas of content dissemination;

●	we may have limited experience for certain new service offerings, and our expansion into these new service offerings may not achieve broad acceptance among advertisers;

●	the technological or operational challenges may arise from the new services;

●	the execution of the future plan will be subject to the availability of funds to support the relevant capital investment and expenditures; and

●	the successful execution of our strategies may depend upon factors beyond our control, such as general market conditions, economic and political development in China and globally.

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

Although we believe that our anticipated cash flows from operating activities, together with cash on hand and short-term or long-term borrowings, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, there is no assurance that further on we would not have needs for additional capital and cash resources for our growth and expansion plan. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in the required compliance with operating covenants that could restrict our operations. We cannot assure you that additional financing will be available in amounts or on terms acceptable to us, if at all.

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

Our success depends to a large extent on the efforts of our key personnel including our executive officers, senior management and other key employees who have valuable experience, knowledge and connection in the online advertising industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit or retain key personnel and this could adversely impact our growth. Moreover, we rely on our sales and marketing team to source new advertisers for our business growth. We had 12 sales and marketing personnel in total as of the date of this annual report, who are responsible for pitching and soliciting advertisers to place ads with our media. If we are unable to attract, retain and motivate our sales and marketing personnel, our business may be adversely affected.

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

Our financial condition and liquidity position may be subject to the credit risks of Ms. Wenxiu Zhong, our chairperson of the board and chief executive officer.

We were a party to a material legal proceedings, for details, see “Business — Legal Proceedings.” On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). In addition, Beijing Baosheng is required to pay RMB28,192 (approximately $4,424) of interest to the plaintiff and the court enforcement fee of RMB78,211 (approximately US$12,273).

Through a guarantee letter dated April 2, 2020 (the “Guarantee Letter”), Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute (as defined on page 66) and the Contractual Dispute (as defined on page 66), including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses.

On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which bank account was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees.

As of March 10, 2022, as promised by the Guarantee Letter, Ms. Zhong has made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

We may not have sufficient insurance coverage to cover our potential liability or losses and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected should any such liability or losses arise.

We face various risks in connection with our business and may lack adequate insurance coverage or have no relevant insurance coverage. Further, insurance companies in China offer limited business insurance products to online advertising service providers and do not currently offer as extensive an array of insurance products as insurance companies in other more developed economies. We currently do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring against these risks and the difficulties associated with acquiring such insurances on commercially reasonable terms render these coverage categories of insurance impractical for our business and purposes. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

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

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We plan to implement a number of measures to address the material weaknesses, including but not limited to, engaging experienced accounting staff to assist us in establishing appropriate policies and procedures in accordance with U.S. GAAP.

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

We have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2021.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services. In recent years, there have been outbreaks in China and globally, such as the COVID-19, H1N1 flu, avian flu and other epidemics. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the national economy in general. Our headquarters is located in Beijing, where most of our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing or other cities in our other offices are located, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

The ongoing effects of COVID-19 in China may have a material adverse effect on our business.

Our business has been materially and adversely affected by health epidemics such as the COVID-19 pandemic in China. The ongoing development of the COVID-19 outbreak could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it difficult to adequately staff our operations.

As a result of the COVID-19 pandemic, we and some of our business partners implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 pandemic, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. Gross billing for the fiscal year ended December 31, 2021 amounted to $54.7 million, representing a decrease of $80.2 million, or 59.4%, from $134.9 million for the fiscal year ended December 31, 2020. Our revenues on a net basis for the fiscal year ended December 31, 2021 decreased by approximately $8.0 million, or 67.2%, as compared with the fiscal year ended December 31, 2020. Although, based on the current situation, we do not expect a significant impact on our operations and financial results in the long run. However, due to the recent outbreak of the Delta and Omicron variants of COVID-19 in several provinces in China and the whole world, the extent to which the COVID-19 pandemic may continue to impact our results of operations will depend on future development of the pandemic, which remains highly uncertain and cannot be predicted with confidence at this time.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances some actions or omissions may be deemed to be violations of applicable laws and regulations. Risks and uncertainties relating to regulation in China of the internet-related business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the internet-related business in China, including evolving licensing practices. This means that some of our permits, licenses or operations in China may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations in China. Any such disruption in our business operations in China may have a material and adverse effect on our results of operations in China.

●	New laws and regulations may be promulgated in China to regulate internet activities, including digital marketing. If these new laws and regulations are promulgated, additional licenses and/or cost of compliance may be required for our operations. If our operations are not in compliance with these new laws and regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties or restriction on our operations in China.

According to our PRC Counsel, Beijing Dacheng, our PRC subsidiaries are not required to obtain any other industry-specific qualification, license or permit, including an Internet Content Provider license, or ICP license, for carrying out our online advertising service business in China. Given that the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet-related businesses in China, including our business in China, there is no assurance that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There is also no assurance that the PRC government will not classify our business as one requiring an ICP license or other licenses in the future. If new regulations in China classify our business as one requiring an ICP license or other licenses, we may be prevented from operating in China if we are unable to obtain the required licenses. If the change in classification of our business were to be retroactively applied, we might be subject to sanctions, including payment of taxes and fines. Any change in the PRC laws and regulations may therefore significantly disrupt our operations in China and materially and adversely affect our business, results of operations and financial conditions in China.

Since Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng are frozen by court order, we may experience restrictions in exercising our rights as the shareholder of Horgos Baosheng and Kashi Baosheng.

Our subsidiary, Beijing Baosheng, is a party to the Contractual Dispute (as defined on page 66) in Beijing Haidian District People’s Court. See “Item 4. Information on the Company—4.B. Business Overview—Legal Proceedings.” At the request of the plaintiff, the court issued a freezing order, pursuant to which Beijing Baosheng’s 100% equity interest in Horgos Baosheng and 100% equity interest in Kashi Baosheng were frozen.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the forgiving of matured loans, or other decisions that may impact the value of the equity interest of the company. Therefore, Beijing Baosheng’s rights as a shareholder of Horgos Baosheng and Kashi Baosheng may be restricted until the court lifts its order. To mitigate the restrictions, we established Baosheng Technology (Horgos) Co., Ltd., a wholly owned subsidiary of Beijing Baosheng, in January 2020, through which subsidiary we have since conducted, and plan to continue to conduct, a majority of our business operations.

On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). In addition, Beijing Baosheng is required to pay RMB28,192 (approximately $4,424) of interest to the plaintiff and the court enforcement fee of RMB78,211 (approximately $12,273). On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which bank account was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. As confirmed by Beijing Baosheng’s PRC counsel, Beijing Dacheng, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. We expect that the impacted equity interests will be unfrozen in August 2022.

The chairperson of the board, and the chief executive officer of the Company, Ms. Wenxiu Zhong, executed the Guarantee Letter on April 2, 2020. Pursuant to the Guarantee Letter, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses and attorney fees.

Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of March 10, 2022, as promised by the Guarantee Letter, Ms. Zhong has made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

As a result of the court order, Beijing Baosheng has experienced restrictions in its industrial and commercial registration.

The industrial and commercial registration of Beijing Baosheng has been restricted as a result of the freezing order referenced above. During the restriction period, Beijing Baosheng is not allowed to register with competent authority to execute any change in its equity interests, registered capital, business scope, or legal representative. Therefore, if Beijing Baosheng were to attempt to execute any of the aforementioned changes during the restriction period, such attempts will not be successful, which could adversely affect our business, financial conditions and results of operations.

On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). In addition, Beijing Baosheng is required to pay RMB28,192 (approximately $4,424) of interest to the plaintiff and the court enforcement fee of RMB78,211 (approximately $12,273). On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which bank account was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses.  As confirmed by Beijing Baosheng’s PRC counsel, Beijing Dacheng, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. We expect that the impacted equity interests will be unfrozen in August 2022.

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

We have implemented measures to ensure that our ad content does not violate these laws and regulations. After we receive the ad content from our advertisers, it will be subject to a compliance review by our experienced employees. If we determine that the ad content does not violate any applicable laws and regulations, we will share such ad content with the relevant media for their internal review. If we determine that the ad content may be in violation of applicable laws or regulations, we will provide suggested edits to the ad content and send it back to the advertiser for revision. After both we and the media have determined that the ad content is in full compliance with applicable laws and regulations on information dissemination, we will confirm with the advertiser on its opinion with respect to the compliance prior to the deployment of the ad. Despite our efforts, we cannot assure you that we will be in full compliance with all applicable regulations on information dissemination. In addition, we have no control over and are not informed of the specific review standards applied by the advertisers or the media, and it may be difficult to determine the type of content that may result in liability to us. If we are found to be liable, we may be subject to penalties, fines, suspension of licenses, or revocation of licenses, which could materially and adversely affect our business, financial conditions and results of operations.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

We currently conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the PRC government, which changes may be quick with little advance notice.

Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, advertisements, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our PRC subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe our Company and our PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and neither we, nor any of our subsidiaries, has, as of the date of this annual report, received any notice of denial of permission to list on the U.S. exchanges, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On July 10, 2021, the CAC published the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the “Review Measures Draft”), which provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Review Measures Draft, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures Draft further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. The deadline for public comments on the Review Measures Draft was July 25, 2021. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review by the CAC. If the Review Measures Draft is enacted as proposed, we believe that our operations and listing will not be affected and that we will not be subject to cybersecurity review by the CAC for this offering. There remains uncertainty, however, as to how the Review Measures Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operations or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future that may be onerous. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

On December 28, 2012, the PRC government released the revision of the Labor Contract Law of the PRC (《中华人民共和国劳动合同法》), which became effective on July 1, 2013. Pursuant to the Labor Contract Law of the PRC, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law of the PRC and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the PRC Social Insurance Law (《中华人民共和国社会保险法》), employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As of the date of this annual report, we are in compliance with labor-related laws and regulations in China in material aspects, including those relating to obligations to make social insurance payments and contribute to the housing provident fund. From July 2018 to March 2019, we had not made adequate contributions to social insurance and other employee benefits for our employees. We have recorded accruals for the estimated amount of underpayment in our financial statements. Pursuant to the PRC Social Insurance Law, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within five days of such order and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue. We estimate the amount of outstanding contributions from July 2018 to December 2018 to be approximately $0.1 million, and the penalties in the same period to be approximately $0.03 million. We estimate the amount of outstanding contributions from January 2019 to March 2019 to be approximately $0.09 million, and the penalties in the same period to be approximately $0.02 million.

Ms. Wenxiu Zhong, the chief executive office of our Company, through the Guarantee Letter dated April 29, 2020, promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by our Company if we are subject to any payment or penalty in relation to our outstanding social insurance contributions from July 2018 to April 2019.

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

Pursuant to the Notice on Preferential EIT Policies for Two Special Economic Development Zones of Kashi and Horgos in Xinjiang Uygur Autonomous Region (《关于新疆喀什霍尔果斯两个特殊经济开发区企业所得税优惠政策的通知》), and the Implementation Opinions on Accelerating the Construction of Kashi and Horgos Economic Development Zones (《关于加快喀什、霍尔果斯经济开发区建设的实施意见》) (together the “Xinjiang EIT Exemption Policies”), an enterprise established in Horgos or Kashi between January 1, 2010 and December 31, 2020 and falling within the scope of the Catalogue of EIT Incentives for Industries Particularly Encouraged for Development by Poverty Areas of Xinjiang (《新疆困难地区重点鼓励发展产业企业所得税优惠目录》) are exempted from enterprise income tax, or EIT, for five years beginning from the first year in which the manufacturing or business operational revenue is earned. After the initial EIT exemption period, the enterprise is entitled to another five-year exemption on the local portion of its EIT.

Historically, we have benefited from preferential tax treatments from the PRC government, and Horgos Baosheng (established in 2016 in Horgos, Xinjiang), Kashi Baosheng (established in 2018 in Kashi, Xinjiang), and Baosheng Technology (established in 2020 in Horgos, Xinjiang), have all enjoyed EIT exemption under the Xinjiang EIT Exemption Policies since 2016, 2018, and 2020, respectively.

Although we have been or are now eligible for the foregoing preferential tax treatments, these preferential tax treatments are subject to uncertainties as to their interpretation, administrative implementation, changes and amendments from time to time, or even suspension and termination by relevant authorities. In particular, we cannot assure you that the Xinjiang EIT Exemption Policies will continue to be applied in such a way that will entitle Horgos Baosheng and Kashi Baosheng to continue to enjoy full EIT exemption in accordance with the existing applicable provisions, or that Horgos Baosheng and Kashi Baosheng will continue to be able to satisfy the qualifications provided for in the Xinjiang EIT Exemption Policies, the failure of which may render us no longer entitled to such EIT exemption. In the fiscal years 2021, 2020 and 2019, the effective tax rate for Horgos Baosheng and Kashi Baosheng under the Xinjiang EIT Exemption Policies were 0%. Had a standard EIT rate of 25% been applied to us in these fiscal years, we would have reported net profit (loss) of $(6.7) million, $4.4 million and $7.4 million in the fiscal years 2021, 2020 and 2019, respectively, representing a reduction of $nil (or 0)%, $2.7 million (or 38.2)%, and $3.8 million (or 33.7)% in our net profit, respectively.

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

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be subject to an EIT rate of 25.0% on its global income. In April 2009, the State Administration of Taxation (“SAT”) promulgated a circular, known as Circular 82, and partially amended by Circular 9 promulgated in January 2014, to clarify the certain criteria for the determination of the “de facto management bodies” for foreign enterprises controlled by PRC enterprises or PRC enterprise groups. Under Circular 82, a foreign enterprise is considered a PRC resident enterprise if all of the following apply: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (4) 50.0% or more of voting board members or senior executives of the enterprise habitually reside in China. Further to Circular 82, SAT issued a bulletin, known as Bulletin 45, effective in September 2011 and amended on 1 June 2015 and 1 October 2016 to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese controlled offshore incorporated resident enterprises.” Bulletin 45 provides for, among other matters, procedures for the determination of resident status and administration of post-determination matters. Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises that are registered outside China and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect SAT’s criteria for determining the tax residence of foreign enterprises in general.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC operating subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC operating subsidiaries Beijing Baosheng and Baosheng Network, which are foreign-invested enterprises, are subject to the approval of or filing with the Ministry of Commerce of the PRC (“MOFCOM”) or its local counterparts and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC operating subsidiaries. The reason is that there is no statutory limit on the amount of registered capital for our PRC operating subsidiaries, and we are allowed to make capital contributions to our PRC operating subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC operating subsidiaries complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our PRC operating subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our PRC operating subsidiaries may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the People's Bank of China (“PBOC”) Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC operating subsidiary. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. On March 11, 2020, Notice of PBOC and SAFE on the Adjustment of Macro-Prudential Adjustment Parameters for Full-Covered Cross-border Financing was issued, according to which, the Macro-Prudential Adjustment Parameters provided in the PBOC Notice No. 9 was adjusted from 1 to 1.25. On January 7, 2021, Notice of People's Bank of China and State Administration of Foreign Exchange on the Adjustment of Macro-Prudential Adjustment Parameters for Cross-border Financing of Enterprises was issued, according to which, the Macro-Prudential Adjustment Parameters provided in the PBOC Notice No. 9 was adjusted from 1.25 to 1. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC operating subsidiaries. Currently, our PRC operating subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contribution into our PRC operating subsidiaries or provide any loans to our PRC operating subsidiaries in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

According to the Foreign Investment Law of the PRC and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the PRC and other Chinese laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use any future Renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our Ordinary Shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

In response to the persistent capital outflow in China and Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, PBOC and SAFE have promulgated a series of capital controls in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

The Chinese government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). In addition, Beijing Baosheng is required to pay the plaintiff RMB28,192 (approximately $4,434) of interest and the court enforcement fee of RMB78,211 (approximately $12,273). On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which bank account was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. As confirmed by Beijing Baosheng’s PRC counsel, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. We expect that the impacted equity interests will be unfrozen in August 2022.

Ms. Wenxiu Zhong executed the Guarantee Letter on April 2, 2020. Pursuant to the Guarantee Letter, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses and attorney fees.

Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of March 10, 2022, as promised by the Guarantee Letter, Ms. Zhong had made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

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

Pursuant to the Circular on relevant issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》) (“Circular 37”), which was promulgated by SAFE, and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an Overseas SPV, that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the Overseas SPV’s PRC resident shareholder, name of the Overseas SPV, term of operation, or any increase or reduction of the contributions by the PRC resident, share transfer or swap, and merger or division. Additionally, pursuant to the Circular of SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《关于进一步简化和改进直接投资外汇管理政策的通知》) (“Circular 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the aforesaid registration shall be directly reviewed and handled by qualified banks in accordance with the Circular 13, and SAFE and its branches shall perform indirect regulation over the foreign exchange registration via qualified banks.

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

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, SAT, the Administration for Industry and Commerce (“SAIC”), the China Securities Regulatory Commission (“CSRC”) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《关于外国投资者并购境内企业的规定》) (the “M&A Rules”), which became effective on September 8, 2006 and was amended in June 2009. The M&A Rules, governing the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors, requires the PRC parties to make a series of applications and supplemental applications to the government agencies, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Accordingly, due to the M&A Rules, our ability to engage in business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our Shareholders or sufficiently protect their interests in a transaction.

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

On October 17, 2017, SAT released the Notice on Several Issues concerning the Withholding and Collection of Income Tax of Non-resident Enterprises from the Source (《关于非居民企业所得税源泉扣缴有关问题的公告》) (“SAT Notice 37”). SAT Notice 37 clarifies: (1) matters concerning the withholding and collection of corporate income tax, and property transfer of non-resident enterprises based on the EIT Law; (2) the currencies required to be used by the withholding agents (when the payments is made in a currency rather than RMB), as well as the time, venue and business for the performance of the withholding and collection obligations; and (3) the abolishment of Circular 698.

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

Further, China has not entered into treaties or arrangements providing for the recognition and enforcement of judgments made by courts of most other jurisdictions. Any final judgment obtained against us in any court other than the courts of the PRC in connection with any legal suit or proceeding arising out of or relating to our Ordinary Shares will be enforced by the courts of the PRC without further review of the merits only if the court of the PRC in which enforcement is sought is satisfied that:

●	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the PRC;

●	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the PRC;

●	if the judgment was rendered by default by the court rendering the judgment, we, or the above mentioned persons, were duly served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the PRC; and

●	judgments at the courts of the PRC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

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

The U.S. Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms which are subject to these determinations.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong.

However, we cannot assure you whether the national securities exchange we are listed on or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCAA, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

Risks Related to Our Ordinary Shares

Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On February 1, 2022, we received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until August 1, 2022. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by August 1, 2022, we may be eligible for an additional 180 calendar days to regain compliance or face delisting. On April 29, 2022, we held our 2022 annual general meeting of shareholders, during which our shareholders approved the proposal to effect a share consolidation at a ratio of 3.2-to-1 (the “Share Consolidation”). On May 11, 2022, our board of directors adopted resolutions to set the effective date of the Share Consolidation to May 24, 2022, and will be reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on May 25, 2022.

We cannot assure you that we will be able to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. Even if we are able to regain compliance, we cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. When our Ordinary Shares are listed on the Nasdaq Capital Market, we intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Stock Market listing rules, (ii) the requirement under Section 5605(d) of the Nasdaq Stock Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation, (iii) the requirement under Section 5605(e) of the Nasdaq Stock Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors and (iv) the requirement under Section 5605(b)(2) of the Nasdaq Stock Market listing rules that our independent directors hold regularly scheduled executive sessions. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

As a result of disclosure of information in this annual report on Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

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

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

We have become a public company in the United States. As a public company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an offshore holding company incorporated in the Cayman Islands and we are not a Chinese operating company. As a holding company with no material operations of our own, our operations are conducted in China through our wholly owned PRC subsidiary, Beijing Baosheng, and its subsidiaries. Holders of our Ordinary Shares will not directly hold any equity interests in our operating subsidiaries.

We initially conducted our business through Beijing Baosheng, a PRC company formed on October 17, 2014.

With the growth of our business, Horgos Baosheng was formed as a limited liability company in the PRC on August 30, 2016, and Kashi Baosheng was formed as a limited liability company in the PRC on May 15, 2018. Baosheng Technology was formed as a limited liability company in the PRC on January 2, 2020. As of the date of this annual report, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are wholly owned and controlled by Beijing Baosheng.

Our Company completed its reorganization on June 4, 2019. In December 2018, our current holding company, Baosheng Media Group Holdings Limited was incorporated in the Cayman Islands, as an exempted company with limited liability. In December 2018, Baosheng BVI, a direct wholly owned subsidiary of our Company, was incorporated in the BVI as a business company with limited liability. Baosheng Hong Kong was incorporated in Hong Kong as a limited liability company in January 2019 and became a direct wholly owned subsidiary of Baosheng BVI and an indirect wholly owned subsidiary of our Company. In January 2019, Baosheng Hong Kong acquired 100% of the equity interests in Beijing Baosheng.

On March 22, 2021, Baosheng Hong Kong established a wholly-owned subsidiary, Baosheng Network, a limited liability company in the PRC. On April 2, 2022, Baosheng Network set up a wholly owned subsidiary, Beijing Xunhuo, a limited liability company in the PRC primarily engaged in the business of live streaming.

On February 8, 2021, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “BAOS.” On March 3, 2021, the underwriters of our initial public offering exercised in full the over-allotment option. We raised approximately US$30.2 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive office is located at Floor 15, Yonghe East Building B, No.28 Andingmen East Avenue, Dongcheng District, Beijing, People’s Republic of China. Our telephone number at this address is +86-13488886502. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.  Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, DE 19711. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. We maintain a corporate website at http://ir.bsacme.com. The information contained in our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

We are subject to certain legal and operational risks associated with our subsidiaries’ operations in China, which could cause the value of our Ordinary Shares to significantly decline or be worthless and could lead to our Ordinary Shares being unable to continue listing on a foreign exchange. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, they may impose risks that could result in material changes in our subsidiaries’ operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Beijing Dacheng, we are not subject to cybersecurity review with the CAC if the draft Measures for Cybersecurity Censorship become effective as they are published, because our customers are mainly enterprises in China and we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the draft Measures for Cybersecurity Censorship. Since these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments, or our ability to continue to be listed on the Nasdaq Stock Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman LLP’s compliance with applicable professional standards. Friedman LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. See “Item 3. Key Information—D. Risk Factor— Risks Related to Doing Business in China—Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” and “Item 3. Key Information—D. Risk Factor— Risks Related to our Ordinary Shares— If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.”

Permission Required from PRC Authorities

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval relating to our Ordinary Shares from the PRC authorities, including the CSRC and the CAC, for our subsidiaries’ operations, nor have we or our subsidiaries received any denial of any permission for our subsidiaries’ operations. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted, which may take place quickly with little advance notice, may subject us to additional compliance requirements in the future. Given the current regulatory environment in the PRC, we remain subject to the uncertainty as to whether different interpretations and enforcement of the rules and regulations in the PRC may have an adverse impact on us and our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.”

Dividends and other distributions

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the furnishing of funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. There have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China, as of the date of this annual report. In addition, as of the date of this annual report, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China, and neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. As of the date of this annual report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Our Hong Kong holding subsidiary, Baosheng HK received cash of $38.3 million from us, which represented proceeds raised in the initial public offering of our Ordinary Shares in February 2021, and the private placement of our Ordinary Shares and warrants in March 2021. In addition to the forgoing, on March 16, 2021, Baosheng HK transferred cash of $6 million, in the form of shareholder loans, to its wholly owned subsidiary, Beijing Baosheng. In April 2021 and August 2021, Baosheng HK transferred cash in the aggregate of $30.79 million, in the form of capital contributions, to its wholly owned subsidiary, Baosheng Network. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC subsidiaries by means of capital contributions or shareholder loans, as the case may be. Notwithstanding the recent judgment against Beijing Baosheng, described more particularly under “Item 4. Information on the Company—B. Business Overview — Legal Proceedings,” we do not expect that the court’s ruling will impact the cash transferring through the organization.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other Chinese laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC operating subsidiaries to use their potential future Renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.” for a detailed discussion of the Chinese legal restrictions on the payment of dividends and our ability to transfer cash within our group. In addition, holders of our Ordinary Shares may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” for more details.

B. Business Overview

We are an online marketing solution provider based in China. We are dedicated to helping our advertiser clients manage their online marketing activities with a view to achieving their business goals. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. At the same time, as the authorized agency of some popular online media, such as sm.cn (神马), UC browsers (UC浏览器), and Today’s Headline (今日头条), we help online media procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

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

●	Value to advertisers: As an online marketing service provider, we connect advertisers and online media, helping advertisers to manage their online marketing activities in many ways, including, but not limited to, (i) advising on advertising strategies, budget and choice of advertising channels; (ii) procuring ad inventory; (iii) offering ad optimization services; and (iv) administrating and fine-tuning the ad placement process.

●	Value to media: As an authorized agency of media, we create value to media businesses in several ways, including, but not limited to, (i) identifying advertisers to buy their ad inventory, (ii) facilitating payment arrangements with advertisers, (iii) assisting advertisers in handling ad deployment logistics with media, and (iv) engaging in other marketing and promotion activities aimed at educating and inducing advertisers to use online advertising.

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

We have successfully implemented our business model, and our business experienced substantial growth from our inception to December 31, 2020, before we experienced negative growth in 2021. Our gross billing decreased from $202.7 million in 2019 to $134.9 million in 2020, representing a decrease of 33.5%, and decreased to $54.7 million in 2021, representing a decrease of 59.4%. In the meantime, the media costs have decreased from $184.9 million in 2019 to $123.0 million in 2020 and decreased to $50.8 million in 2021, representing a decrease of 33.5% and a decrease of 58.7%, respectively. Our revenue on a net basis (i.e. difference between gross billing and media costs) has decreased, in tandem with the growth of our advertiser base and their advertising spend, from $17.8 million in 2019 to $11.9 million in 2020, and decreased further to $3.9 million in 2021, representing a decrease of 33.3% and a decrease of 67.2%, respectively.

Our Business Model

Business value chain

As an online advertising service provider, we regard our business values as revolving around our ability to serve the needs of two major business stakeholders: (i) advertisers; and (ii) media (or their authorized agencies).

●	Value to advertisers: Advertising is driven by advertisers’ need to reach their target customers to create demand for their products and services, build their brands, gain market shares, boost sales and enhance profitability. As an online marketing service provider, we act as intermediary between advertisers and online media, helping advertisers to manage their online marketing activities in many ways, including, but not limited to, (i) advising on advertising strategies, budget and choice of advertising channels; (ii) procurement of ad inventory; (iii) offering ad optimization services; and (iv) administrating and fine-tuning the ad placement process. We consider that our values to advertisers mainly lie in our ability to help them carry out effective online marketing activities economically. In particular, we can offer our advertisers various types of ad inventory, such as search ads, in-feed ads on various social media and media platforms, and mobile app ads, as well as various optimization services specific to such ad formats.

●	Value to media: Media serve as the medium through which advertisers’ marketing messages are conveyed to their target audience, and monetize their media resources mainly by offering ad inventory for sales to advertisers. Under the current online advertising ecosystem, established media acquire advertisers primarily through their networks of authorized agencies. We, as an authorized agency, create values to media’s business in many ways, including but not limited to, (i) identifying advertisers to buy their ad inventory, (ii) facilitating payment arrangements with advertisers, (iii) assisting advertisers in handling ad deployment logistics with media, and (iv) engaging in other marketing and promotion activities aimed at educating and inducing advertisers to use online advertising. The use of the authorized agency model enables media to leverage their authorized agencies’ connections to extend their reach to a large base of advertisers, and expand their business scale quickly without inflating their sales and marketing costs. To become the authorized agency of a media, we are typically subject to two to three rounds of evaluation by the media, during which the media takes into account factors including, but not limited to, the history of our Company, the size of our Company, our achievements, our service offerings, the advertisers we cooperate with, the history of our revenue, and the expertise of our employees.

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

Advertisers

Through our PRC subsidiaries, we have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services, and advertising agencies, among others.

Certain of our advertisers carry well-known brands, such as C-trip (携程), Bilibili (B站), Wedding Expo (婚博会), 5I5J Realty (我爱我家), T3Go (南京领行), Snack Video (达佳互联), Kaikeba (开课吧) and i-9game (爱九游). We believe our ability to attract and retain them is testament to of our service capability and critical to our business growth. During the fiscal years 2021, 2020 and 2019, the number of advertisers we served decreased slightly from 438 in 2019 to 410 in 2020, and increased to 462 in 2021. Our gross billing decreased from $202.7 million in 2019 to $134.9 million in 2020, and decreased further to $54.7 million in 2021. Our top five advertisers contributed to 44.8%, 47.5% and 37.7% of our total gross billing in the fiscal years 2021, 2020 and 2019, respectively.

The table below sets out the breakdown of our gross billing by industries of our advertisers:

	Gross billing for the years ended December 31,
	2021		2020	2019
	Amount	%	Amount	%	Amount	%
E-commerce & online service platforms	$19,085,684	34.8%	$24,317,322	18%	$48,395,933	24%
Online education	11,034,006	20.2%	–	0%	–	0%
Online travel agencies	5,524,212	10.1%	4,247,662	3%	7,778,185	4%
Financial services	1,019,921	1.9%	1,355,688	1%	1,980,759	1%
Online gaming	12,438,353	22.7%	33,602,440	25%	50,856,212	25%
Car services	609,995	1.1%	946,739	1%	3,140,706	2%
Third-party advertising agencies	4,929,690	9.0%	64,602,520	48%	86,127,396	42%
Others	90,671	0.2%	5,811,805	4%	4,448,883	2%
Total	$54,732,532	100%	$134,884,176	100%	$202,728,074	100%

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

We act as the authorized agency for a number of media during the fiscal years 2021, 2020 and 2019, and will endeavor to secure new authorized agency status with media in the future. With our authorized agency status, we can offer our advertisers with direct access for placements of ads.

Set forth below is a summary of the media for which we have secured authorized agency status during the fiscal years 2021, 2020 and 2019 and up to the date of this annual report, and which we consider to be significant to our business operations:

Media	Description of media	Ad inventory covered by our authorized agency status	Effective period of authorized agency status

Beijing Sogou Information Services Co., Ltd. (北京搜狗信息服务有限公司)	Operator of Sogou (搜狗), the second most used search engine in China in 2019	Various forms of search ads offered by Sogou	From January 2016 to March 2021
Guangzhou Juyao Information Technology Co. Ltd. (广州聚耀信息科技有限公司) (“Guangzhou Juyao”)	Operator of an intelligent marketing platform owned by one of the leading internet technology conglomerates in China

Included search ads offered through sm.cn (神马) search engine and in-feed ads offered through various channels such as UC browsers (UC浏览器), UC Headline (UC头条), Youku (优酷) (Note) PP mobile assistant apps (PP手机助手) and SnapPea (豌豆荚).

From January 2017 to December 2022
Beijing Kuaishou Advertising Co. Ltd. (北京快手广告有限公司)	Operator of Kuaishou (快手), one of the most popular short-video sharing platform in China	In-feed video ads on Kuaishou (快手) app	August 2018 to December 2018
Xiaokaxiu (Jiangsu) Technology Co., Ltd. (小咖秀(江苏)科技有限公司)	Operator of video platforms of Yixia.com (一下科技)	In-feed ads on various video platforms such as BoBo Video (波波视频)	May to December 2018, April 2019 to December 2019
Hubei Today’s Headline Technology Co., Ltd. (湖北今日头条科技有限公司)	Operator of one of the leading news portal apps and short-video apps in China	In-feed ads on various content distribution channels, including one of the most popular news portals and short-video apps in China.	January 2019 to December 2020, January 2021 to December 2022
Hainan Toujiao Information Technology Co., Ltd. (海南头角信息科技有限公司)	Operator of video platform of Shuabao (刷宝), a popular short-video sharing platform in China	In-feed ads on Shuabao (刷宝) app	February 2020 to December 2020

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

As a result of the foregoing, we had 2, 6 and 9 overlapping advertisers and media (which were mostly third-party advertising agencies) that we both procured ad inventory from and facilitated sales of ad inventory to in the fiscal years 2021, 2020 and 2019, respectively. The table below summarizes the aggregate gross billing and media cost attributable to such overlapping advertisers and media (or their authorized agencies) in the fiscal years 2021, 2020 and 2019.

	For the years ended December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Gross billing (as our advertisers)	$186,042	0.3%	$7,604,663	5.6%	$11,733,553	5.8%
Media costs (as our media or media agency)	$29,787,671	58.6%	$644,258	0.5%	$1,771,186	1.0%

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

The following table sets forth a breakdown of our revenues during the fiscal years 2021, 2020 and 2019 by revenue model:

	For the years ended December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Rebates and incentives earned from publishers	$3,663,168	93.6%	$9,430,758	79.2%	$15,953,148	89.4%
Net fees earned from advertisers	248,392	6.4%	2,480,471	20.8%	1,893,752	10.6%
Total	$3,911,560	100.0%	$11,911,229	100.0%	$17,846,900	100.0%

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

Set forth below are some of the more typical structures of rebates and incentives that media (or their authorized agencies) offered to us during the fiscal years 2021, 2020 and 2019:

●	Across-the-board standard-rate rebates based on the amount of ad currency units* acquired or actual advertising spend;

●	Differential standard-rate rebates based on the amount of ad currency units acquired or actual advertising spend and certain prescribed classifications (e.g., industry of advertisers, new or existing advertisers, types of ad inventory);

●	Rebates and incentives on a scale of progressive rates based on accumulated ad currency units acquired or accumulated advertising spend; and

●	Rebates and incentives on progressive or differential rates based on certain prescribed measuring benchmarks (e.g., the number of new advertisers secured, accumulated ad currency units acquired or actual advertising spend from advertisers of a particular industry, growth in ad currency units acquired or actual advertising spend).

Note:

“Ad currency units” are effectively a kind of virtual currency that needs to be purchased from relevant media for use in acquiring their ad inventory. See “— Our services and operational flow — Campaign launch and performance review” for further details.

The rates offered to us by media (or their authorized agencies) are based on the contractual terms and typically range from 5% to 20%.

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

For our SEM services, we are generally granted credit periods of up to 90 days by media (or their authorized agencies) for settlement of payments on acquisition of ad inventory on behalf of our advertisers. For our non-SEM services, given the variety of types and nature of media and service providers involved, credit terms granted to us by these media (or other advertising service providers) for settlement of payments on acquisition of advertising services and ad inventory are more diverse, which may range from prepayments to 180 days. For our non-SEM services, the most common credit terms granted to us by media for our in-feed ad services are 180 days, and media for our mobile app ad services and social media ad services typically require prepayments.

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

We have access to various in-feed advertising channels either directly with the media or with their authorized agencies. These channels include short-video sharing platforms such as Kuaishou and ByteDance, and various news portal and social media platforms.

快手)	微信)
Kuaishou (快手)	WeChat (微信)

Baidu news and content network (百度原生)	Today’s Headline (今日头条)

The cost model for in-feed ads is mostly CPC and CPM.

Mobile app ads

Mobile app ads generally refer to ads that are deployed in selected mobile sites or mobile apps, and typically appear in the form of banners, buttons, app-launch screen images and interstitial ads. During the fiscal years 2021, 2020 and 2019, media channels we utilized for deployment of mobile app ads for our advertisers included independent apps with acceptable level of traffic, app stores as well as demand-side platforms, or DSPs.

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

Top customers

In 2019, our top five customers were Beijing Sogou Information Services Co., Ltd., Beijing Admatator Network Technology Co., Ltd., Beijing Hetaolin Media Advertising Co., Ltd., Shenzhen Yichunqiu Technology Co., Ltd., and Beijing Yuetongzhike Network Technology Co., Ltd., representing 45.6%, 13.6%, 7.4%, 7.3% and 5.2% of our total revenue, respectively.

In 2020, our top five customers were Beijing Sogou Information Services Co., Ltd., Beijing Famous-Ad Co., Ltd., Hangzhou Yugang Information Technology Co., Ltd., Tianjin Infinite Network Technology Co., Ltd., and Aikuyou (Liaocheng) Information Technology Co., Ltd., representing 68.9%, 12.8%, 3.5%, 2.4% and 2.3% of our total revenue, respectively.

In 2021, our top five customers were Beijing Sogou Technology Development Co., Ltd, Hubei Toutiao Technology Co., Ltd., Guangzhou Juyao Information Technology Co., Ltd., Horgos Zhijiantiancheng Technology Co., Ltd., and Hangzhou Qubian Network Technology Co., Ltd., representing 41.8%, 28.1%, 16.5%, 7.6% and 2.0% of our total revenue, respectively.

Concentration of customers

41.0%, 61.9% and 54.8% of our gross billing, and 62.6%, 68.6% and 47.2% of our revenue, for the fiscal years 2021, 2020 and 2019, respectively, were associated with our SEM services. We consider that the significance of our SEM services and our market presence as an advertising agency in this particular segment actually distinguishes us from many other market players engaging in the provision of online advertising agency services. That said, the search engine market in China demonstrates a highly concentrated feature on resource distribution. Very few search engines host the vast majority of online search traffics. As a result, search ad resources are concentrated on a few search engines. Accordingly, advertising service providers which offer SEM services will inevitably face customer concentration by the very nature of the market landscape. In addition, the fact that we were one of the authorized agencies of Sogou rendered us one of the go-to online advertising service providers for acquisition of ad inventory offered by Sogou, which further contributed to our customer concentration during the fiscal years 2020 and 2019.

Sogou, of which we were its authorized agency from 2016 to March 2021, had been our top customer during this period of time. The revenue contribution from Sogou had been stable during the fiscal years 2021, 2020 and 2019, accounting for 41.8%, 68.9% and 45.6% of our revenue in the fiscal years 2021, 2020 and 2019, respectively.

We have been actively expanding our advertiser base and other revenue sources, and at the same time identifying and securing authorized agency status with suitable media with a view to reducing our customer concentration and our risk of over-reliance on any particular customer. In this connection, we have successfully secured authorized agency status with other media. See “— Business model — Our media” in this section for further details of the media that we have secured authorized agency status and that we believe are significant to our business operations. On the other hand, the number of advertisers we served decreased slightly from 438 in 2019 to 410 in 2020, and increased to 462 in 2021. Our gross billing and revenue contribution from our non-SEM services decreased from $91.7 million and $9.4 million in 2019 to $51.4 million and $3.7 million in 2020, respectively, and decreased to $32.1 million and $1.5 million in 2021, respectively. We endeavor to continue our efforts in further diversifying our revenue and customer base, and we are confident that our added authorized agency status with other media would facilitate our efforts in expanding our revenue source and attract new advertisers.

Suppliers

As we recognize all our revenue on a net basis as either rebates and incentives from media or net fees from advertisers, we do not have any significant suppliers and our cost of sales is mostly composed of our staff costs. For more details on our revenue model, see “— Revenue model and payment cycle” in this section.

Sales and Marketing

As of the date of this annual report, we had 12 employees in our sales and marketing teams who are mainly responsible for pitching and soliciting advertisers to place ads with media through us. They are tasked with growing and optimizing our advertiser base, understanding advertisers’ needs, and cultivating and maintaining relationships with such advertisers.

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

We believe we can effectively compete with other online advertising service providers with our broad and diverse advertiser base, established relationships with media and their authorized agencies, authorized agency status with popular media, and our experienced and visionary management team. Going forward, we endeavor to further enlarge our advertiser base and widen our access to media.

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property critical to our business operations. We rely on a combination of copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our intellectual property.

As of the date of this annual report, we have registered:

●	two trademarks in Hong Kong;

●	one domain name in China; and

●	13 software copyrights in China.

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years 2021, 2020 and 2019, we did not make any material insurance claims in relation to our business.

Legal Proceedings

We may from time to time become a party to various legal administrative proceedings arising in our ordinary course of our business.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously entered into with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed another lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement and be compensated in the amount of RMB47.7 million ($6.8 million), representing the alleged fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. On July 30, 2021, the court issued a judgment ruling that the Equity Ownership Agreement was terminated on October 16, 2020 and requiring Beijing Baosheng to compensate Ms. Chen Chen RMB10,739,877 (approximately $1,685,321). Both parties have appealed the ruling to an intermediate court. On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. As confirmed by Beijing Baosheng’s PRC counsel, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. We expect that the impacted equity interests will be unfrozen in August 2022.

On April 2, 2020, Ms. Wenxiu Zhong, the chairperson of our board of directors and our chief executive officer, executed the Guarantee Letter, pursuant to which, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses and attorney fees.

Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. On March 10, 2022, as promised by the Guarantee Letter, Ms. Zhong made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

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

In 2019, Horgos Baosheng brought a breach of contract claim against Qingdao Xingyuan Automobile Information Technology Co., Ltd. (“Qingdao Xingyuan”) and sought recovery of RMB3.85 million in aggregate. On December 21, 2020, the reviewing court entered a judgment, ruling in favor of Horgos Baosheng and requiring Qingdao Xingyuan to compensate Horgos Baosheng RMB3.25 million and an extra penalty calculated based on the loan prime rate from August 28, 2019 to the actual date of payment. As of the date of this annual report, the judgment is under the stage of enforcement.

In April 2020, Beijing Baosheng brought a breach of contract claim against Guangzhou Aiyou Information Technology Co. Ltd. (“Guangzhou Aiyou”) and sought recovery of RMB1,255,000 in aggregate. On August 22, 2020, the Beijing arbitration committee entered a judgment, ruling in favor of Beijing Baosheng and requiring Guangzhou Aiyou to compensate Beijing Baosheng RMB1,255,000, with a penalty of RMB592,360, and an extra daily penalty of 0.05%, calculated from April 20, 2020 to the actual date of payment, and arbitration-related expenses. On November 17, 2020, Beijing Baosheng filed a request with Guangzhou Intermediate People’s Court, seeking to mandatorily enforce the judgment. As of the date of this annual report, the judgment is under the stage of enforcement.

In June 2021, Baosheng Technology brought a breach of contract claim against Beijing 5198 Technology Co., Ltd. (“5198”) and Jiangxi Wanda Shikong Technology Co., Ltd. (“Wanda Shikong”) in the Beijing Haidian District People's Court through the first hearing and sought recovery of RMB5,933,200 (approximately $931,429) and related liquidated damages. 5198 and Wan Shikong had paid RMB5,000,000 (approximately $784,929) as a security deposit to Baosheng Technology, and Baosheng Technology believes that such security deposit can be used to offset the RMB5,933,200 recovery. In the meantime, we have requested the court to freeze the two bank accounts of 5198 and Wanda Shikong with a total amount of RMB378,337 (approximately $53,393). On March 7, 2022, the court held the second hearing. On April 20, 2022, taking into account the defendant parties’ financial situation as well as the long-term business relationship among the parties, Baosheng decided to withdraw its action against 5198 and only sought recovery of RMB370,000 (approximately $56,024) from Wanda Shikong. Wanda Shikong made no objection to the changed claims. Both parties agreed to resolve this dispute through court mediation. Subsequently, on April 24, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Wanda Shikong shall pay Beijing Baosheng RMB370,000 (approximately $56,024) by April 26, 2022, and (2) the litigation-related expenses shall be borne by Beijing Baosheng. As of the date of this annual report, Beijing Baosheng has not yet received the payment from Wanda Shikong.

In January 2022, Beijing Baosheng brought a breach of contract claim against Beijing Hekai Qianyu Intelligent Technology Co., Ltd. (“Hekai Qianyu”) and Beijing Zhigu Education Technology Co., Ltd. (“Zhigu Education”) and Mr. Hongpeng Yao (the legal representatives of both Hekai Qianyu and Zhigu Education) in the Beijing Dongcheng District People's Court and sought recovery of RMB756,000 (approximately $118,681) and related liquidated damages. Beijing Baosheng subsequently withdraw its action against Zhigu Education and agreed to resolve this dispute with the other two defendants through court mediation. On March 25, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Hekai Qianyu shall pay Beijing Baosheng RMB756,000 (approximately $118,681) by April 24, 2022, and in case of any late payment of the foregoing, an additional daily penalty calculated from April 25, 2022 to the actual date of payment shall be imposed; (2) Mr. Hongpeng Yao assumes jointly and several liability for the payment under item (1); and (3) the litigation-related expenses shall be borne by Hekai Qianyu and Mr. Hongpeng Yao. On April 25, 2022, Beijing Baosheng filed a request with the court, seeking to mandatorily enforce the settlement. As of the date of this annual report, Beijing Baosheng has not yet received any payment from the defendants.

In March 2022, Beijing Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People's Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Beijing Baosheng applied for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. As of the date of this prospectus, Beijing Baosheng is waiting for the court’s notice on the following procedures.

Freezing Order

In the litigation process of the Contractual Dispute, Ms. Chen Chen requested Haidian Court to issue a freezing order and freeze the assets of Beijing Baosheng at the time of request, which were worth a total of RMB47.65 million. On July 25, 2019, Haidian Court issued freezing injunction, ordering the freezing of the assets of Beijing Baosheng, including cash in the amount of RMB47.7 million (the “Freezing Order”).

Pursuant to the Freezing Order, Beijing Baosheng’s assets in the amount of RMB47.7 million were ordered to be frozen, including 100% of the equity interests in Horgos Baosheng and Kashi Baosheng, as well as four bank accounts of Beijing Baosheng.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the forgiving of matured loans, or other decisions that may impact the value of equity interest of the company.

On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses RMB71,421 (approximately $11,207). In addition, Beijing Baosheng is required to pay the plaintiff RMB28,192 (approximately US$4,424) of interest and court enforcement fee of RMB78,211 (approximately $12,273). On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses.

As confirmed by Beijing Baosheng’s PRC counsel, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. We expect that the impacted equity interests will be unfrozen in August 2022.

As of May 16, 2022, the following assets of Beijing Baosheng were still frozen pursuant to the Freezing Order:

(1)	100% equity interest in Horgos Baosheng;

(2)	100% equity interest in Kashi Baosheng; and

(3)*	cash in the amount of RMB0.5 million in a bank account at Beijing Qinghua East Road Branch of Bank of China.

*	The bank account at Beijing Qinghua East Road Branch of Bank of China was frozen pursuant to the Freezing Order on April 15, 2021.

According to Ms. Wenxiu Zhong’s Guarantee Letter, Beijing Baosheng requested Ms. Wenxiu Zhong to fulfill her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses. As of March 10, 2022, as promised by the Guarantee Letter, Ms. Zhong had made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations relating to Advertising Businesses

The Advertising Law (《中华人民共和国广告法》) which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 27, 1994 and amended on April 24, 2015, October 26, 2018 respectively and became effective on October 26, 2018, requires that advertisers, advertisement operators and advertisement publishers shall ensure that contents of advertisements produced or spread by them are true and totally comply with applicable laws and regulations, and contents of advertisements shall not include, inter alia, information which (1) damages the national dignity or interest, or involves state secrets; (2) contains such words as “national”, “highest level” and “the best”; and (3) involves ethnic, racial, religious and gender discrimination. In addition, advertisements with certain special contents shall be subject to government review prior to publication, and advertisement operators and advertisement publishers shall confirm that such review has been sufficiently implemented and relevant approvals have been obtained. Violation of the aforesaid requirements may lead to penalties, confiscation of advertising revenues, or being ordered to stop spreading the advertisement or to publish an advertisement for correcting any misleading information. If such case is serious, the industrial and commercial administration authority may order termination of advertising operation or cancelation of the business license.

The Interim Measures for the Administration of Internet Advertising (《互联网广告管理暂行办法》) which was promulgated by SAIC on July 4, 2016 and came into effect on September 1, 2016 governs all advertisements published on the Internet, including but not limited to advertisements in the form of text, image, audio and video which are published through website, web page and application. Internet advertisement operators and publishers shall not design, produce, provide agency services for or publish any false advertisement they know or should have known; shall establish a review and file management system, inspect and verify relevant supporting documents, and check contents of advertisements; and shall not design, produce, provide agency services for or publish any advertisement whose contents are untrue or without sufficient supporting documents.

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

On November 7, 2016, the SCNPC published the Cyber Security Law of the PRC (《中华人民共和国网络安全法》), or the Cyber Security Law, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. Our PRC legal counsel, Beijing Dacheng, has advised us that, based on its understanding of the Cyber Security Law, we are not a network operator and not subject to the requirements imposed to network operators under the Cyber Security Law. However, as a non-network operator, like any individual or organization, we have an obligation under the Cyber Security Law not to acquire personal information by stealing or through other illegal means, or illegally sell or provide personal information to any other person. As of the date of this annual report, we are in material compliance with the Cyber Security Law, and this law has not had a significant impact on our business operations. However, our PRC legal counsel, Beijing Dacheng, has further advised us that there are uncertainties as to how the Cyber Security Law will be interpreted or amended by competent authorities in the future.

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

Pursuant to the Notice on Preferential EIT Policies for Two Special Economic Development Zones of Kashi and Horgos in Xinjiang Uygur Autonomous Region (《关于新疆喀什霍尔果斯两个特殊经济开发区企业所得税优惠政策的通知》) promulgated by MOF and SAT on November 29, 2011 and the Implementation Opinions on Accelerating the Construction of Kashi and Horgos Economic Development Zones (《关于加快喀什、霍尔果斯经济开发区建设的实施意见》) promulgated by the Government of Xinjiang Uygur Autonomous Region of China on April 29, 2012, an enterprise established in Horgos or Kashi between January 1, 2010 and December 31, 2020 and fallen within the scope of the Catalogue of EIT Incentives for Industries Particularly Encouraged for Development by Poverty Areas of Xinjiang (新疆困难地区重点鼓励发展产业企业所得税优惠目录) shall be exempted from EIT for five years beginning from the first year in which the manufacturing or business operational revenue is earned. After the initial EIT exemption period, the enterprise is entitled to another five-year exemption on the local portion of its EIT.

Value-added Tax

Pursuant to the Provisional Regulations on VAT of the PRC (《中华人民共和国增值税暂行条例》) promulgated by the State Council on December 31, 1993, and subsequently amended on November 5, 2008, February 6, 2016 and November 19, 2017 respectively, and the Implementation Rules of the Provisional Regulations on VAT of the PRC (《中华人民共和国增值税暂行条例实施细则》) promulgated by MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011 respectively, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay VAT.

On November 16, 2011, MOF and SAT jointly promulgated the Pilot Plan for Levying VAT in Lieu of Business Tax (《营业税改征增值税试点方案》). Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities to levy a 6% VAT on revenue generated from certain kinds of services in lieu of the business tax.

The Administrative Measures on Tax Exemption for Cross-border Acts Subject to VAT in the Pilot Scheme for Levying VAT in Place of Business Tax (for Trial Implementation) (《营业税改征增值税跨境应税行为增值税免税管理办法(试行)》), which was promulgated on May 6, 2016 by SAT and effective on May 1, 2016, and was amended on June 15, 2018, effective on the same day, provides that if a domestic enterprise provides cross-border taxable services such as technology transfer (provided to and received by overseas entities), technical consulting (provided to and received by overseas entities), and software service (provided to and received by overseas entities), technical consulting (provided to and received by overseas entities), the above mentioned cross-border taxable services shall be exempt from the VAT. Technical consulting services provided by a domestic enterprise are subject to zero-rated policies, but such taxpayer might choose to forfeit the application of zero rate and opt for the tax exemption.

On March 23, 2016, MOF and SAT jointly issued the Circular of Full Implementation of Business Tax to VAT Reform (the “Circular 36”) (《关于全面推开营业税改征增值税试点的通知》), which was last amended by the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform (《财政部、税务总局、海关总署关于深化增值税改革有关政策的公告》) on March 20, 2019 and came into effect on April 1, 2019, confirms that business tax will be completely replaced by VAT from May 1, 2016. The Notice of MOF and SAT on the Adjustment to VAT Rates (《关于调整增值税税率的通知》), promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (《关于深化增值税改革有关政策的公告》),which was promulgated by MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

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

Pursuant to the Circular on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties (《关于执行税收协议股息条款有关问题的通知》), which was promulgated by SAT and became effective on February 20, 2009, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.

According to the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents (《非居民享受税收协定待遇管理办法(试行)》), which was promulgated by SAT on August 24, 2009 and became effective on October 1, 2009, where a non-resident enterprise that receives dividends from a PRC resident enterprise wishes to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident enterprise may not enjoy the favorable tax treatment provided in the tax agreements.

The Tentative Administrative Measures on Tax Convention Treatment for Non-Residents (《非居民享受税收协定待遇管理办法(试行)》) was repealed by the Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers (《非居民纳税人享受税收协议待遇管理办法》), which was promulgated by SAT on August 27, 2015 and became effective on November 1, 2015 with last amendment on June 15, 2018, where a non-resident enterprise that receives dividends from a PRC resident enterprise, it could directly enjoy the favorable tax benefits under the tax arrangements at tax returns, and subject to the subsequent regulation of the competent tax authority. The Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers has subsequently been repealed by the Administrative Measures on Treaty Benefits Treatment for Non-Resident Taxpayers (《非居民纳税人享受协定待遇管理办法》), promulgated by SAT on October 14, 2019 and became effective on January 1, 2020, which still adopts the same provisions as the Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers.

PRC Laws and Regulations relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations of the PRC (《中华人民共和国外汇管理条例》), as amended in August 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the SAFE’s prior approval is obtained and prior registration with the SAFE or its local counterpart is made. On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (“SAFE Circular No. 21”), which was amended on December 31, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》) (“SAFE Circular No. 59”) promulgated by SAFE on November 19, 2012, that became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. SAFE Circular No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from Chinese party, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》) (“SAFE Circular No. 37”), promulgated by the SAFE and which became effective on July 4, 2014, (1) a PRC resident (the “PRC Resident”) shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》) (“SAFE Circular No. 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with SAFE Circular No. 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations relating to Foreign Investment

Investment activities in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (Revised in 2017) (《外商投资产业指导目录(2017年修订)》) (the “Catalogue”), which was promulgated jointly by MOFCOM and National Development and Reform Commission (“NDRC”) on June 28, 2017 and became effective on July 28, 2017, and which Catalogue contains specific provisions guiding market access of foreign capital. Under the Catalogue, foreign-invested industries are classified into two categories, namely (1) encouraged foreign-invested industries; and (2) foreign-invested industries which are subject to special administrative measures for access of foreign investment (the “Negative List”). The Negative List is further divided into restricted foreign-invested industries and prohibited foreign-invested industries, setting out restrictions such as shareholding requirements and qualifications of the senior management. Any industry not listed in the Negative List is a permitted industry.

On December 27, 2021, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (外商投资准入特别管理措施(负面清单) (2021年版)) (the “Negative List 2021”), which was promulgated by NDRC and MOFCOM and became effective on January 1, 2022, replaced the Negative List 2020. Industries listed in the Negative List 2021 are divided into two categories with respect to foreign investment: restricted and prohibited. Industries not listed in the Negative List are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

Our principal businesses are precluded from the Negative List 2021 and is thus within a permitted industry for foreign investment.

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

The Law on Sino-Foreign Equity Joint Ventures of the PRC (《中华人民共和国中外合资经营企业法》), the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法》) and the Law on Sino-Foreign Cooperative Joint Ventures of the PRC (《中华人民共和国中外合作经营企业法》) were repealed simultaneously when the Foreign Investment Law came into effect on January 1, 2020, and foreign-funded enterprises which were established in accordance with such laws before the implementation of the Foreign Investment Law may retain their original organization forms and other aspects for five years upon the implementation hereof.

PRC Regulations Relating to Offshore Investments by PRC Residents

SAFE promulgated Circular 37 in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore SPV undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Circular 37 was issued to replace Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles). SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. As of the date of this annual report, four of our beneficial owners who are PRC residents have completed the registrations required by Circular 37.

Regulations relating to M&A and Overseas Listing

The M&A Rules was promulgated by six PRC ministries including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, SAT, SAIC, CSRC and SAFE on August 8, 2006, became effective on September 8, 2006, and was amended and became effective on June 22, 2009. A foreign investor is required to comply with the M&A Rules when it: (1) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (2) subscribes for the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (3) establishes a foreign-invested enterprise through which it purchases the assets of any domestic enterprise and operates these assets; or (4) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further prescribed that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall be approved by MOFCOM prior to its establishment and obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access (《外商投资准入管理指引手册》), which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not; or (2) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

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

2.	“EJAM International” represents EJAM International Limited, a company formed in Hong Kong with limited liability in November 2015 and is a direct wholly owned subsidiary of EJAM Group.

3.

“Pubang Landscape” represents Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability on July 19, 1995, whose shares are listed on the Shenzhen Stock Exchange (stock code: 002663.SZ), and is a financial investor of our Company and one of our pre-IPO investors.

4.

“Pubang Hong Kong” represents Pubang Landscape Architecture (HK) Co., Ltd., a company formed in Hong Kong with limited liability in September 2013 and is a direct wholly owned subsidiary of Pubang Landscape.

5.	“CYY Holdings” represents CYY Holdings Limited, a business company formed in the BVI with limited liability in November 2013 and is wholly owned by Mr. Yick Yan Chan.

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

Our service categories

Our advertising services are classified into two categories:

●	SEM services, which include the deployment of ranked search ads and other display search ads offered by search engine operators; and

●	Non-SEM services, which include social media marketing, in-feed advertising, and mobile app advertising by deploying ads on media such as social platforms, short-video platforms, news portals, and mobile apps in the forms of in-feed ads, banner ads, button ads, interstitial ads, and posts on selected social media accounts.

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

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the years ended December 31, 2021, 2020 and 2019, the number of advertisers (including direct advertisers and third party advertising agencies subscribing our services on behalf of their advertising clients) were 462, 410 and 438, respectively. However because the new advertisers contributed lower gross billing than our existing advertisers, our gross billing were $54.7 million, $134.9 million and $202.7 million, respectively. For the years ended December 31, 2021, 2020 and 2019, top five advertisers contributed 44.8%, 47.5% and 37.7% of total gross billing, respectively.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the years ended December 31, 2021, 2020, and 2019, we generated rebates and incentives from publishers of $3.7 million, $9.4 million, and $16.0 million, respectively, and net fees from advertisers of $0.2 million, $2.5 million and $1.9 million, respectively.

For the year ended December 31, 2021, our decrease in gross billings and revenues as compared with those of the year ended December 31, 2020 was mainly caused by the decrease in gross billing and revenue from Sogou. Sogou was our top publisher for the years ended December 31, 2020 and 2019. For the years ended December 31, 2020 and 2019, Sogou contributed gross billing of $82.2 million and $107.0 million, and revenues of $8.1 million and $7.9 million, respectively. However, our annual authorized agency agreement with Sogou expired in March 2021, which was not renewed subsequently. We did not act as the authorized agent of Sogou since April 2021. As a result of this, our revenue generated from SEM services with Sogou for the year ended December 31, 2021 declined substantially as compared with the year ended December 31, 2020.

In addition, in the first half of 2021, we entered into authorized agency agreements with both Alibaba and ByteDance, respectively, focusing on the advertising agency services for advertisers in the education industry. However, due to the spread of unofficial news (which was officially announced in July 2021) related to new governmental regulations restricting off-campus tutoring for students undergoing compulsory education in the education industry since mid-April 2021, our advertisers in the education industry adopted conservative business strategies and decreased their advertising spends. As a result, the purchasing orders from our advertisers were negatively impacted and the rebates and incentives earned from Alibaba and ByteDance were below expectations.

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

If any media ends its cooperative relationship with us or terminates our authorized agency status, or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertiser deflection, and suffer revenue drop.

Impact of COVID-19 on our business

Our business could be adversely affected by the effects of epidemics. The COVID-19 pandemic has spread around the world. Our headquarters is located in Beijing, China. Due to the COVID-19 pandemic, we and some of our business partners have implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 outbreak, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. In the short term, the COVID-19 pandemic has created uncertainties and risks. With the work resumption within China, we expect our gross billing and revenues on a net basis will continue to increase in the long-term. Based on the current situation, we do not expect a significant impact on our operations and financial results in the long run. The extent to which COVID-19 impacts our results of operations will depend on the future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

We earned gross billing in the amount of $54.7 million for the year ended December 31, 2021, a decrease of $80.2 million, or 59%, from $134.9 million for the year ended December 31, 2020. Due to the higher media costs charged by publishers, our revenues on a net basis for the year ended December 31, 2021 decreased by approximately $8.0 million, or 67.2%, as compared with the fiscal year ended December 31, 2020. In addition to the impact of COVID-19, which led to decreased orders from our advertisers, the decrease of gross billing and revenues was mainly due to the fact that we did not act as the authorized agent of Sogou since April 2021, which was our top publisher for the years ended December 31, 2020 and 2019. For the years ended December 31, 2020 and 2019, SEM services with Sogou contributed gross billings of $82.2 million and $107.0 million, respectively, while for the year ended December 31, 2021, SEM services with Sogou contributed gross billings of $18.2 million. The sharp decrease in gross billings resulted in a decrease of rebates and incentives earned from Sogou, which were both calculated as a percentage of gross billings. For the year ended December 31, 2021, our revenues from Sogou were $2.0 million, representing a decrease of $6.1 million from $8.1 million for the year ended December 31, 2020.

Additionally, as affected by the COVID-19 pandemic and stricter governmental regulations against education industry, financial industry and gaming industry, our advertisers slowed down the payments processing procedures. For the year ended December 31, 2021, we witnessed a longer turnover days in accounts receivable due from mobile app ads advertisers. To mitigate the adverse impact on our cash flows, we reduced our services provided to mobile apps customers in the fiscal year 2021. In addition, we also provided higher allowance on doubtful accounts of accounts receivable, prepayments and other current assets.

Our operations could be disrupted if one of our employees is suspected of COVID-19 or another epidemic disease, as it may require our employees to be quarantined and/or require us to close our offices. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the overall economy in the PRC and the advertising industry in particular.

Results of Operations for the Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations during the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2021	2020	Amount	%
Revenues	$3,911,560	$11,911,229	$(7,999,669)	(67.2)%
Cost of revenues	(2,077,516)	(1,256,353)	(821,163)	65.4%
Gross profit	1,834,044	10,654,876	(8,820,832)	(82.8)%

Operating expenses
Selling and marketing expenses	(1,086,078)	(947,834)	(138,244)	14.6%
General and administrative expenses	(2,856,789)	(2,103,263)	(753,526)	35.8%
Provision for doubtful accounts	(6,880,008)	(1,960,604)	(4,919,404)	250.9%
Impairment of property and equipment	(434,878)	–	(434,878)	100%
Total operating expenses	(11,257,753)	(5,011,701)	(6,246,052)	124.6%

(Loss) Income from operations	(9,423,709)	5,643,175	(15,066,884)	(267.0)%

Other income (expenses)
Interest expense, net	(57,109)	(183,896)	126,787	(68.9)%
Change in fair value of warrant liabilities	2,367,632	–	2,367,632	100%
Subsidy income	574,878	955,439	(380,561)	(39.8)%
Other (expenses) income, net	(209,145)	638,611	(847,756)	(132.7)%
Total other income, net	2,676,256	1,410,154	1,266,102	89.8%

(Loss) Income before income taxes	(6,747,453)	7,053,329	(13,800,782)	(195.7)%

Income tax expense	–	(108,638)	108,638	(100.0)%

Net (loss) income	$(6,747,453)	$6,944,691	$(13,692,144)	(197.2)%

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

Our total revenues decreased by $8.0 million or 67.2%, from $11.9 million for the year ended December 31, 2020, to $3.9 million for the year ended December 31, 2021. The following table sets forth a breakdown of our revenues:

	For the Years Ended
	December 31,				Variance
	2021	%	2020	%	Amount	%
Rebates and incentives offered by publishers	$3,663,168	93.6%	$9,430,758	79.2%	$(5,767,590)	(61.2)%
Net fees from advertisers	248,392	6.4%	2,480,471	20.8%	(2,232,079)	(90.0)%
Total	$3,911,560	100.0%	$11,911,229	100.0%	$(7,999,669)	(67.2)%

The rebates and incentives offered by publishers decreased by $5.7 million, or 61.2%, from $9.4 million for the year ended December 31, 2020 to $3.7 million for the year ended December 31, 2021, which was mainly caused by the decrease of $6.1 million in revenue from Sogou, as the authorized agency agreement between the Company and Sogou expired on March 31, 2021. Sogou was our top publisher for the year ended December 31, 2020. In the first half of 2021, we entered into authorized agency agreements with both Alibaba and ByteDance, respectively, focusing on the provision of advertising agency services for advertisers in the education industry. However, due to the spread of unofficial news (which was officially announced in late July 2021) related to new governmental regulations restricting off-campus tutoring for students undergoing compulsory education in on the education industry since mid-April 2021, our advertisers in the education industry adopted conservative business strategies and decreased the number of their advertising services orders. As a result, the purchasing orders from our advertisers were negatively impacted and the rebates and incentives we earned from Alibaba and ByteDance were below expectations.

The net fees from advertisers decreased by $2.3 million, or 90.0%, to $0.2 million for the year ended December 31, 2021 from $2.5 million for the year ended December 31, 2020. The decrease was mainly caused by the decrease of $2.3 million in net fees earned from advertisers for mobile app ad services. Because advertisers of mobile app ad services were affected by the COVID-19 pandemic and required a long extension of credit from us, we reduced the amount of services rendered to such advertisers for the year ended December 31, 2021.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2021 and 2020:

	For the years ended
	December 31,		Variance
	2021	2020	Amount	%
SEM services
Gross billing	$22,618,957	$83,441,991	$(60,823,034)	(72.9)%
Less: Media costs	20,169,837	75,276,377	(55,106,540)	(73.2)%
(as % of gross billing)	89.2%	90.2%
Revenue from SEM services	$2,449,120	$8,165,614	$(5,716,494)	(70.0)%

Non-SEM services
Gross billing	$32,113,575	$51,442,185	$(19,328,610)	(37.6)%
Less: Media costs	30,651,135	47,696,570	(17,045,435)	(35.7)%
(as % of gross billing)	95.4%	92.7%
Revenue from Non-SEM services	$1,462,440	$3,745,615	$(2,283,175)	(61.0)%

Revenues	$3,911,560	$11,911,229	$(7,999,669)	(67.2)%

The revenues from SEM services consist of rebates and incentives offered by publishers. The revenues from SEM services decreased by $5.8 million, or 70.0%, to $2.4 million for the year ended December 31, 2021 from $8.2 million for the year ended December 31, 2020. The decrease in revenues from SEM services was primarily due to a decrease of $6.1 million, or 75.8% of revenues from Sogou as we has not provided agency services to Sogou since April 2021.

The revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services decreased by $2.2 million, or 61.0%, to $1.5 million for the year ended December 31, 2021 from $3.7 million for year ended December 31, 2020. Such decrease was mainly due to a decrease of $2.3 million in revenues generated from mobile app ads placed by our existing advertisers, as their business operations were affected by the COVID-19 pandemic and required longer credit term. As such, the Company reduced its provision of mobile app services for the year ended December 31, 2021.

Cost of revenues

Our total cost of revenues increased by $0.8 million or 65.4%, from $1.3 million for the year ended December 31, 2020, to $2.1 million for the year ended December 31, 2021. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2021 and 2020:

	For the years ended
	December 31,				Variance
	2021	%	2020	%	Amount	%
SEM services	$1,662,013	80.0%	$1,005,082	80.0%	$656,931	65.4%
Non-SEM services	415,503	20.0%	251,271	20.0%	164,232	65.4%
Total	$2,077,516	100.0%	$1,256,353	100.0%	$821,163	65.4%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges.

The increase was primarily attributable to an increase of staff costs by $0.9 million, or 76.3%, as a result of an increase of 46 additional employees (based on monthly average headcount) hired for agency services for Alibaba and ByteDance. The Company employed staff who were expert in producing short video clips and flow media for these two customers. However, as they were affected by the Chinese government’s policies on the educational industry, the two customers contributed less revenue than previously forecasted.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit decreased by $8.8 million, or 82.8% from $10.7 million for the year ended December 31, 2020 to $1.8 million for the year ended December 31, 2021. The following table sets forth a breakdown of gross profit by services offered for the year ended December 31, 2021 and 2020:

	For the years ended
	December 31,				Variance
	2021	%	2020	%	Amount	%
SEM services	$787,107	42.9%	$7,160,532	67.2%	$(6,373,425)	(89.0)%
Non-SEM services	1,046,937	57.1%	3,494,344	32.8%	(2,447,407)	(70.0)%
Total	$1,834,044	100.0%	$10,654,876	100.0%	$(8,820,832)	(82.8)%

Operating expenses

Our operating expenses increased by $6.3 million, or 124.6%, from $5.0 million for the year ended December 31, 2020, to $11.3 million for the year ended December 31, 2021. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2021 and 2020:

	For the years ended
	December 31,				Variance
	2021	%	2020	%	Amount	%
Revenues	$3,911,560	100%	$11,911,229	100%	$(7,999,669)	(67.2)%
Operating expenses
Selling and marketing expenses	1,086,078	27.8%	947,834	8.0%	138,244	14.6%
General and administrative expenses	2,856,789	73.0%	2,103,263	17.7%	753,526	35.8%
Provision for doubtful accounts	6,880,008	175.9%	1,960,604	16.5%	4,919,404	250.9%
Impairment of property and equipment	434,878	11.1%	–	0%	434,878	100%
Total operating expenses	$11,257,753	287.8%	$5,011,701	42.1%	$6,246,052	124.6%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses increased by $0.2 million, or 14.6%, from $0.9 million for the year ended December 31, 2020 to $1.1 million for the year ended December 31, 2021. This increase in selling expenses was primarily due to an increase of $0.4 million in salary and welfare expenses because we employed more sales staff to provide agency services for ByteDance, a newly acquired customer in the year 2021, and we did not enjoy the COVID-19 related temporary social insurance contribution exemption as we did in 2020, partially offset by a decrease of $0.2 million in entertainment expenses as we decreased our marketing and promotion expenditures as a result of decrease of revenues.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, and consulting and professional fees. General and administrative expenses increased by $0.8 million, or 35.8%, from $2.1 million for the year ended December 31, 2020 to $2.9 million for the year ended December 31, 2021. The increase was primarily due to (i) $0.3 million incurred by us for directors and officers insurance since our listing on NASDAQ in February 2021, and (ii) an increase of $0.3 million in rental expenses as in March 2021, we relocated to a new office space with a higher monthly rent.

Provision for doubtful accounts

The following table sets forth a breakdown of provision for doubtful accounts for the years ended December 31, 2021 and 2020:

	For the years ended December 31,		Variances
	2021	2020	Amount	%
Provision for doubtful accounts receivables	$4,155,246	$1,960,604	$2,194,642	111.9%
Provision for doubtful prepayments	2,668,421	–	2,668,421	100%
Provision for doubtful other current assets	56,341	–	56,341	100%
	$6,880,008	$1,960,604	$4,919,404	250.9%

Provision for doubtful accounts receivables

Provision for doubtful accounts receivable increased by $2.2 million, or 111.9%, from $2.0 million for the year ended December 31, 2020 to $4.2 million for the year ended December 31, 2021. The increase was primarily because some of our mobile app ads advertisers were adversely affected by both the COVID-19 pandemic and stricter governmental regulations affecting the financial and insurance industry, education industry and gaming industry. Accordingly, our advertisers in these industries slowed down payments of accounts receivables and required us to provide longer credit terms. We provided increasing allowances on accounts receivables due from these advertisers according to the Company’s provision policy.

Provision for doubtful prepayments

Provision for doubtful prepayments was $2.7 million and $nil for the years ended December 31, 2021 and 2020. Such prepayments were made to certain publishers for purpose of lock in media cost. However as they were affected by COVID-19, the Company did not place advertising service orders with these publishers over the past two years, and the Company provided full allowance against these prepayments because the prepayment aged over two years and the Company was uncertain if it could obtain the services underlying the prepayments or to be refunded.

Impairment of property and equipment

For the year ended December 31, 2021, the Company provided impairment of $0.4 million on 1,000 miners accordingly to its subsequent sale price. These miners were not put into use during the year ended December 31, 2021, and was sold in the end of February 2022.

Interest expense, net

Interest expense primarily arise from the loans we obtained from bank borrowings. Interest expense, net decreased by $0.1 million, or 68.9%, from $0.2 million for the year ended December 31, 2020 to $0.1 million for the year ended December 31, 2021, which was mainly attributable to a decrease of the weighted average outstanding loan balance from $2.7 million for the year ended December 31, 2020 to $2.3 million for the year ended December 31, 2021, and a decrease of the weighted average interest rate from 5.78% for the year of 2020 to 4.01% for the year of 2021.

Change in fair value of warrant liabilities

The change in fair value of warrant liability for the year ended December 31, 2021 represents a net remeasurement gain of $2.4 million for the private placement warrants, which were issued to two investors in connection with our private placement of $10.0 million on March 18, 2021. The fair value of the warrants as of March 18, 2021 and December 31, 2021 was estimated to be $2.4 million and $3 thousand, respectively, by using the Black-Scholes valuation model. The change in fair value as of December 31, 2021 as compared to that of March 18, 2021 amounted to $2.4 million, which was recognized in the consolidated statements of operations.

Subsidy income

Subsidy income for the year ended December 31, 2021 primarily consisted of subsidy income from local tax authority of $0.6 million. Subsidy income for the year ended December 31, 2020 primarily consisted of subsidy income from local tax authority of $0.9 million and $0.03 million received from a local government to promote and attract investment and setting up of business.

Other (expenses) income, net

For the year ended December 31, 2021, other expenses, net primarily consisted of loss from nonrefundable rental deposits of $0.1 million and nondeductible input value-added taxes of $0.1 million. Other income, net primarily consisted of gain from disposal of the intangible asset, copyrights, of $0.6 million for the year ended December 31, 2020.

Income tax expense

Income tax expense was $nil for the year ended December 31, 2021, as compared to income tax benefits of $0.1 million for the year ended December 31, 2020. For the year ended December 31, 2021, we incurred net operating losses and were not subject to income tax expenses. For the year ended December 31, 2020, the income tax expense arose from the valuation allowance on deferred tax assets recognized for Beijing Baosheng as of December 31, 2019 due to uncertainties surrounding future utilization.

Net (Loss) Income

As a result of the foregoing, we reported a net loss of $6.7 million for the year ended December 31, 2021, as compared to a net income of $6.9 million for the year ended December 31, 2020.

Results of Operations for the Years Ended December 31, 2020 and 2019

The following table summarizes the results of our operations during the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2020	2019	Amount	%
Revenues	$11,911,229	$17,846,900	$(5,935,671)	(33.3)%
Cost of revenues	(1,256,353)	(1,855,164)	598,811	(32.3)%
Gross profit	10,654,876	15,991,736	(5,336,860)	(33.4)%

Operating expenses
Selling and marketing expenses	(947,834)	(411,391)	(536,443)	130.4%
General and administrative expenses and provision for doubtful accounts	(4,063,867)	(5,129,987)	1,066,120	(20.8)%
Total operating expenses	(5,011,701)	(5,541,378)	529,677	(9.6)%

Income from operations	5,643,175	10,450,358	(4,807,183)	(46.0)%

Other income (expenses)
Interest expense, net	(183,896)	(48,311)	(135,585)	280.7%
Subsidy income	955,439	819,755	135,684	16.6%
Other income (expenses), net	638,611	(65,754)	704,365	(1,071.2)%
Total other income, net	1,410,154	705,690	704,464	99.8%

Income before income taxes	7,053,329	11,156,048	(4,102,719)	(36.8)%

Income tax (expense) benefit	(108,638)	18,528	(127,166)	(686.3)%

Net income	$6,944,691	$11,174,576	$(4,229,885)	(37.9)%

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

Operating expenses

Our operating expenses decreased by $0.5 million, or 9.6%, from $5.5 million for the year ended December 31, 2019, to $5.0 million for the year ended December 31, 2020. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2020 and 2019:

	For the years ended
	December 31,				Variance
	2020	%	2019	%	Amount	%
Revenues	$11,911,229	100%	$17,846,900	100%	$(5,935,671)	(33.3)%
Operating expenses
Selling and marketing expenses	947,834	8.0%	411,391	2.3%	536,443	130.4%
General and administrative expenses and provision for doubtful accounts	4,063,867	34.1%	5,129,987	28.7%	(1,066,120)	(20.8)%
Total operating expenses	$5,011,701	42.1%	$5,541,378	31.0%	$(529,677)	(9.6)%

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

General and administrative expenses and provision for doubtful accounts

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

B.         Liquidity and Capital Resources

Liquidity and Capital Resources

To date, we have financed the operations primarily through cash flow from operations, loans from third parties, and proceeds raised in our initial public offering. We plan to support our future operations primarily from cash generated from our operations and cash on hand, borrowings from third parties and bank borrowings, and proceeds from equity instrument financing, where necessary.

On February 10, 2021, we closed our initial public offering on the Nasdaq Capital Market. We offered an aggregate of 6,900,000 Ordinary Shares in our initial public offering at an offering price of $5.00 per share, taking into account the Ordinary Shares sold upon the exercise of the over-allotment option by our underwriters. Gross proceeds of our initial public offering, including the proceeds from the sale of the over-allotment shares, totaled $34.5 million, before deducting underwriting discounts and other related expenses.

On March 5, 2021, Beijing Baosheng entered into a revolving credit facility agreement of with Bank of Communications under which Beijing Baosheng can draw-down up to RMB50.0 million (approximately $8.7 million) by June 8, 2021. Each borrowing under the credit facility is due within three months. The interest rate for this credit facility was fixed at 3.85% per annum, and required the Company to make a deposit of $8.7 million. The loan is guaranteed by Ms. Wenxiu Zhong. As of the date of this annual report, we have drawn down and paid off borrowings of RMB50.0 million.

On March 18, 2021, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with two investors, including a wholly-owned subsidiary of Ebang International Holdings Inc. (Nasdaq: EBON), for an investment of US$10 million. Pursuant to the Securities Purchase Agreement, the Company issued an aggregate of 1,960,784 units to the investors, with each unit consisting of one Ordinary Share and a warrant to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share (subject to adjustment).

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $6.7 million for the year ended December 31, 2021, and cash outflows of $31.2 million and $3.4 million from operating activities for the year ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had $4.8 million in cash and cash equivalent, as compared to $6.6 million as of December 31, 2020. As of December 31, 2021, we also had restricted cash of $4.1 million in four bank accounts of Beijing Baosheng, as compared to $3.7 million as of December 31, 2020 in two bank accounts of Beijing Baosheng, which were frozen pursuant to the Freezing Order issued by Beijing Haidian District People’s Court for a legal proceeding among a plaintiff and Beijing Baosheng. As a result of the Freezing Order, we cannot withdraw cash from the frozen accounts, but cash may still be deposited into the accounts by banks. The balance of restricted cash as of December 31, 2021 increased by $0.4 million as compared to that of December 31, 2020, which was mainly due to the collection of $0.2 million of outstanding accounts receivable from certain advertisers. We have transferred majority of our business from Beijing Baosheng to other PRC subsidiaries. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

On February 8, 2022, the final judgment was enforced by the court with a total of RMB10.9 million (approximately $1.7 million) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of March 7, 2022, as promised by the Guarantee Letter, Ms. Wenxiu Zhong has made the payment in cash of RMB11.1 million (approximately $1.7 million) to Beijing Baosheng. Such payment made by Ms. Wenxiu Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

In connection with the Freezing Order, our 100% equity interest in both Horgos Baosheng and Kashi Baosheng were frozen by the court. As a result, our shareholders may be restricted in: (a) transferring or pledging their equity interests in both entities, (b) receiving dividends from either company, and (c) voting for the dissolution and winding up of either company, the surrender of matured loans, or other decisions that may impact the value of equity interest of either company. As of December 31, 2021, the net assets of Horgos Baosheng and Kashi Baosheng were approximately $27.2 million and $2.8 million, accounting for 36.7% and 3.8% of the total consolidated net assets, respectively. As of December 31, 2020, the net assets of Horgos Baosheng and Kashi Baosheng were approximately $30.4 million and $4.7 million, accounting for 72.9% and 11.3% of the total consolidated net assets, respectively. For the year ended December 31, 2021, Horgos Baosheng and Kashi Baosheng generated limited revenues, and incurred net losses of $3.1 million and $1.9 million, accounting for 46.9% and 28.4% of the total net loss, respectively. For the year ended December 31, 2020, Horgos Baosheng and Kashi Baosheng generated net income of $4.4 million and $1.6 million, accounting for 62.7% and 22.3% of the total net income, respectively. For the year ended December 31, 2019, Horgos Baosheng and Kashi Baosheng generated net income of $13.3 million and $0.2 million, accounting for 118.9% and 2.0% of the total net income, respectively.

Although there are restrictions on the equity shares of Horgos Baosheng and Kashi Baosheng pursuant to the Freezing order, management believes the freezing of our equity interests in both Horgos Baosheng and Kashi Baosheng will not have a material impact on our business operation, because we have no plans to pledge the equity interests in either Horgos Baosheng or Kashi Baosheng in third-party borrowings or other financing activities and there were no restrictions of our business operation from the Court. In addition, to mitigate the restrictions of receiving dividends from Horgos Baosheng and Kashi Baosheng, we established Baosheng Technology (Horgos) Co., Ltd., a wholly owned subsidiary of Beijing Baosheng, in January 2020 through which we conducted and plan to continue to conduct a majority of our business.

As confirmed by Beijing Baosheng’s PRC counsel, with the final judgement being enforced by the Court on February 8, 2022 with a total of RMB10.9 million (approximately $1.7 million) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, its bank account at Bank of Hangzhou, which was unfrozen following the judgment, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. The Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) was reversed and all of the impacted assets were unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022.

In addition, as of December 31, 2021, our total gross accounts receivable were $62.8 million, and our total media deposit balance was $2.7 million. Cash generated from the collection of such receivables and deposits will be used in our operation as working capital.

As of December 31, 2021, our working capital was $66.7 million, among which restricted cash of $4.1 million in four bank accounts of Beijing Baosheng and the working capital of Horgos Baosheng and Kashi Baosheng amounted to $9.7 million and $8.0 million, respectively, were restricted pursuant to the Freezing Order. Our working capital needs are influenced by the size of our operations, the volume and dollar value of our sales contracts, the performance on our customer contracts, and the timing for collecting accounts receivable and media deposits, and repayment of accounts payable and advertiser deposits.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China. On December 31, 2018, the Company’s board of directors approved a resolution to pay a cash dividend of RMB 50.0 million (equivalent to $7.3 million) to our shareholders at the time of record, out of the retained earnings balance. As our shareholders are in the form of limited companies, income taxes are exempted in accordance with PRC tax laws. During the year ended December 31, 2021, 2020 and 2019, the Company paid dividends of $2.2 million, $nil, and $4.1 million to its shareholders. As of December 31, 2021 and 2020, the Company had dividends payable of $1.3 million (RMB8.0 million) and $3.4 million (RMB22.0 million), respectively. From January 1, 2022 through the date of this annual report, the Company paid dividends of $0.5 million (RMB3.0 million) to the shareholders. The Company plans to pay the remaining balance of dividend payable of $0.8 million (RMB5.0 million) out of the retained earnings balance before June 30, 2022.

The Company intends to meet the cash requirements for the next 12 months from the date of this annual report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. The Company will focus on the following activities:

a.	The Company is in progress of applying credit terms from a publisher, to which the Company had prepayments of $3.4 million as of December 31, 2021;

b.

As of December 31, 2021, our working capital was $66.7 million, consisting of net accounts receivable of $56.4 million, and total media deposit balance of $2.7 million. The Company expects to collect the outstanding net balances (after deducting the bad debt allowance) within the twelve months from the issuance of the report. As of December 31, 2021, the working capital of Horgos Baosheng and Kashi Baosheng were $9.7 million and $8.0 million, respectively, which were restricted pursuant to the Freezing Order and such restrictions are expected to be released upon the expiration date in August 2022; and

c.

In April 2022, a principal shareholder of the Company agreed to provide necessary financial support in the form of debt to the Company for meet its other liabilities and commitments as they become due for at least twelve months from the date of this annual report.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Company’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2021	2020	2019
Net Cash (Used in) Provided by Operating Activities	$(31,213,199)	$(3,393,204)	$9,364,359
Net Cash (Used in) Provided by Investing Activities	(6,414,339)	1,244,612	(1,586,389)
Net Cash Provided by Financing Activities	36,085,744	772,373	2,057,350
Effect of exchange rate changes on cash and cash equivalents	152,389	631,527	(70,130)
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,389,405)	(744,692)	9,765,190
Cash, cash equivalents and restricted cash at beginning of year	10,272,256	11,016,948	1,251,758
Cash, cash equivalents and restricted cash at end of year	$8,882,851	$10,272,256	$11,016,948

Operating Activities

Net cash used in operating activities was $31.2 million for the year ended December 31, 2021, mainly derived from (i) net loss of $6.7 million for the year adjusted for noncash provision for doubtful accounts receivable and prepayments of $4.2 million and $2.7 million, respectively, as well as the change in fair value of warrant liabilities of $2.4 million, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $6.1 million as a result of decrease of revenues; (b) an increase of customer deposits of $5.0 million due to the intense competition in the advertising agency industry and less advances required; and (c) an increase in prepayment of $5.8 million and a decrease in accounts payable of $23.8 million due to the increasing prepayment requirements by publishers from the Company.

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

We generally grant a credit term of up to 180 days to advertisers. The turnover days for accounts receivable for the years ended December 31, 2021, 2020 and 2019 were 442 days, 167 days and 105 days, respectively. The long turnover days of accounts receivable for the year of 2021 was mainly due to a slowdown in payment from our mobile apps customers, who were severely affected by the COVID-19 pandemic and required a longer term for extension of credit from us. Our turnover days for accounts receivable is calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our gross billing for the year, multiplied by 365 days.

We are generally granted credit term of up to 90 days by publishers for our SEM services, and credit term ranging from prepayments to 180 days for our non -SEM services. The turnover days for accounts payable for the years ended December 31, 2021, 2020 and 2019 were 172 days, 103 days and 66 days, respectively. The increase of turnover days of accounts payable for the year of 2021 was mainly caused by increase of media costs of non-SEM services as a percentage of the total media costs. Our turnover days for accounts payable is calculated as the average of the beginning and ending balance of the carrying amount of accounts payable for the year, divided by our media costs for the year, multiplied by 365 days.

Investing Activities

Net cash used in investing activities amounted to $6.4 million for the year ended December 31, 2021, primarily including purchase of property and equipment of $1.1 million, purchase of intangible assets of $3.8 million, and investment of $1.6 million in one investee over which the Company owned 10% equity interest.

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

Financing Activities

Net cash provided by financing activities amounted to $36.1 million for the year ended December 31, 2021, primarily consisting of net proceeds of $30.7 million from issuance of ordinary shares in our initial public offering, including over-allotment shares, net proceeds of $9.9 million from issuance of ordinary shares in a private placement, and proceeds from bank borrowing of $7.8 million, partially offset by repayment of bank borrowings of $9.3 million, repayment of related party loans of $0.7 million and repayment of dividends of $2.2 million to shareholders.

Net cash provided by financing activities amounted to $0.8 million for the year ended December 31, 2020, primarily consisting of proceeds from third-party loans of $6.6 million and bank borrowing of $1.4 million, partially offset by repayment of third parties loans of $6.9 million and payment of issuance costs related to our initial public offering of $0.4 million.

Net cash provided by financing activities amounted to $2.1 million for the year ended December 31, 2019, primarily consisting of proceeds from third-party loans of $6.9 million and capital contribution of $1.8 million from one shareholder, partially offset by repayment of third parties loans of $2.7 million and payment of dividends of $4.1 million to our shareholders.

Capital Expenditures

Our capital expenditures were $1.9 million, $0.001 million, and $1.6 million in fiscal years ended December 31, 2021, 2020 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

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

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Impairment of $434,878, $nil and $nil was recognized on property and equipment for the years ended December 31, 2021, 2020 and 2019, respectively.

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

We evaluated our advertising agency contracts and determined that we were not acting as principal in these arrangements with publishers and advertisers since we never take control of the ad inventories at any time. We collect the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. We generate advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers and publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

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

The publishers do not receive or consume the benefits from our facilitation services until the publishers deliver advertising services to the advertisers. We recognize advertising agency revenues when we transfer the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, we recognize revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore we recognize revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2021, 2020 and 2019, revenues from the advertising services under CPT pricing model that we arranged are immaterial.

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

Disaggregation of Revenues

Our disaggregation of revenues for the years ended December 31, 2021, 2020, and 2019 is disclosed in Note 2 – Revenue recognition to the consolidated financial statements.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021, 2020 and 2019. We do not believe there was any uncertain tax provision as of December 31, 2021 and 2020.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. As of December 31, 2021, the tax years ended December 31, 2017 through December 31, 2021 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Wenxiu Zhong	39	Chairperson of the board and Chief Executive Officer
Sheng Gong	40	Director
Yue Jin	40	Chief Financial Officer
Kun Zhang	40	Independent Director
Weitao Liang	39	Independent Director
Changhong Jiang	45	Independent Director

The following is a brief biography of each of our executive officers and directors:

Wenxiu Zhong, age 39, is our founder, chairperson of the board, and chief executive officer. She was appointed as a director on December 4, 2018. She joined our Company in April 2015 as the chief executive officer of Beijing Baosheng and was appointed as the legal representative and the sole director of Beijing Baosheng in September 2015. Ms. Wenxiu Zhong has over 14 years of experience in the advertising industry. Prior to joining our Company, Ms. Wenxiu Zhong served as the vice president of Weimeng Xingkong (Beijing) Information Technology Co., Ltd. from April 2012 to March 2015. From October 2008 to November 2011, Ms. Wenxiu Zhong served as the national media director of Beijing Union Damei Advertising Co., Ltd. From November 2006 to August 2008, Ms. Wenxiu Zhong worked at Tensyn Digital Marketing Technology Joint Stock Company, a company listed on the Shenzhen Stock Exchange (Stock Code: 300392). Ms. Wenxiu Zhong received a bachelor’s degree in computer and application from Heibei University of Science and Technology in 2006.

Sheng Gong, age 40, serves as our director and the national sales director of our SEM advertising, and is primarily responsible for overseeing the business development, sales and marketing of our SEM services. Mr. Sheng Gong has over 10 years of experience in business development and sales and marketing in the media industry in China. Prior to joining us, Mr. Sheng Gong worked as a sales director at Beijing Jinyuan Interative Technology Advertising Co., Ltd., from March 2013 to May 2016. From October 2008 to February 2013, Mr. Sheng Gong worked as a director of the customer department of Beijing Zhenyu Hezhong Advertising Co., Ltd. From July 2007 to October 2008, Mr. Sheng Gong worked at Beijing Tensyn Digital Marketing Technology Joint Stock Company. Mr. Sheng Gong received a bachelor’s degree in computer application from Beijing Jianshe University in 2004.

Yue Jin, age 40, serves as our chief financial officer and our financial director. Mr. Yue Jin is responsible for managing our finances, evaluating our financial risks and opportunities, and is responsible for financial reporting. Mr. Yue Jin has over 10 years of financial experience. Prior to joining us in January 2020, Mr. Yue Jin served as the financial director at Using Media Group from November 2018 to December 2019. From May 2011 to October 2018, Mr. Yue Jin served as the financial manager and vice financial director at Beijing Zoom Interactive Online Marketing Technology Co., Ltd. Mr. Yue Jin received a bachelor’s degree in accounting from Capital University of Economics and Business in Beijing in 2003.

Kun Zhang, age 40, has served as the Company’s independent director since August 2021. Mr. Kun Zhang has 17 years of experience in corporate finance, investment banking and business management. Since 2018, Mr. Kun Zhang has served as the Vice-Chairman of the Guangdong Automobile Dealers Association. Since 2016, Mr. Kun Zhang has served as the Vice-Chairman of the Guangdong Youths Commercial Chamber. From 2016 to present, Mr. Zhang has been working as the General Manager for Guangzhou Aidi Auto Tech Development Co., Ltd. From 2009 to 2015, Mr. Kun Zhang worked for Eastman Chemical Company (NYSE: EMN), one of the Fortune 500 companies. From 2004 to 2008, Mr. Kun Zhang worked for SIEMNS AG (FWB: SIE; NYSE: SI). Mr. Kun Zhang graduated from the Xi’An University of Science and Technology with a bachelor’s degree, and obtained an advanced MBA degree from the School of Economics and Management, Tsinghua University. He is also a member of the Youth Committee Tianhe District, Guangdong Province.

Weitao Liang, age 39, has served as the Company’s independent director since June 2021. Mr. Liang has over 14 years of experience in corporate finance and investment banking. Since March 2017, Mr. Liang has served as the head of Global Business Department at China Great Wall Securities Co. Ltd., where he is responsible for forming its Hong Kong subsidiary, undertaking cross-border investment banking and financing business development and supervising a team of global asset management. Since Mr. Liang’s joining China Great Wall Securities Co. Ltd. in July 2012, he consecutively served as Executive Director of Investment Bank Quality Control Department from July 2012 to September 2013, Deputy Managing Director of Investment Bank Quality Control Department from September 2013 to March 2014, Deputy Managing Director of Investment Bank Capital Markets Department from March 2014 to March 2015, head of The National Equities Exchange and Quotations (NEEQ) listing business from March 2015 to March 2017. Prior to that, he consecutively worked in the Investment Banking Department of China Merchants Securities Co. Ltd. from June 2007 to September 2008, Investment Banking Strategic Clients Department of China Merchants Securities Co. Ltd., an investment banking company, from September 2008 to August 2010 and NEEQ Department of China Merchants Securities Co. Ltd. from August 2010 to June 2012. In addition, since September 2019, Mr. Liang has served as the financial advisor of Hainan Hotpot Media Blockchain Science & Tech Co., Ltd., where he provides financing and investment advice. He also served as the M&A advisor of Legend Blockchain & Mining Group Co., Ltd. since November 2019, where he involved in providing solution. Mr. Liang has also served as an independent director at Dunxin Financial Holdings Limited (NYSE: DXF) since April 2021. Mr. Liang received a bachelor’s degree in mathematics from Tongji University in 2004, a master’s degree in operations research from Zhejiang University in 2006 and a master’s degree in engineering management from City University of Hong Kong in 2007.

Changhong Jiang, age 45, has served as the Company’s independent director since February 2022. Mr. Changhong Jiang has over 15 years of experience in corporate finance and auditing and is familiar with the reporting requirements of U.S. GAAP. Since June 2019, Mr. Changhong Jiang has served as the deputy general manager, board secretary and partner of Beijing Nano Top Co., Ltd., where he mainly oversees the main functions of the company, including finance, human resources, sales and marketing, and administration. From December 2015 to May 2019, Mr. Jiang served as the deputy general manager of Tianjin Taida Energy Group Co., Ltd. Prior to that, Mr. Changhong Jiang served as the chief financial officer of Peace Map Co., Ltd. (HKEX: 00402) from November 2011 to April 2015. From September 2004 to October 2011, Mr. Jiang served as the audit manager at Renanda Certified Public Accountants LLP, where he successfully assisted several companies in auditing their financials in the initial public offering processes. Mr. Changhong Jiang obtained his bachelor’s degree in accounting from Beijing Forestry University in 2004 and his master of business administration degree from Jilin University in 2015.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of $94,164.37 in cash to our executive officers, and we paid $88,102.41 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period, which will be automatically renewed for additional one-year terms unless either party provides a two-month prior written notice before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of their employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receiving bribes, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C. Board Practices

Board of directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract, proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors

We have established the following committees in our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The committees operate in accordance with terms of reference established by our board of directors.

Audit Committee. Our audit committee consists of Changhong Jiang, Weitao Liang, and Kun Zhang. Changhong Jiang is the chairman of our audit committee. We have determined that Changhong Jiang, Weitao Liang, and Kun Zhang satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Changhong Jiang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing any audit problems or difficulties and management’s response with the independent auditors;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Kun Zhang, Weitao Liang, and Changhong Jiang. Mr. Kun Zhang is the chairperson of our compensation committee. We have determined that Kun Zhang, Weitao Liang, and Changhong Jiang satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending compensation packages for our most senior executive officers to the board;

●	approving and overseeing compensation packages for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Weitao Liang, Changhong Jiang, and Kun Zhang. Mr. Weitao Liang is the chairperson of our nominating and corporate governance committee. Weitao Liang, Changhong Jiang, and Kun Zhang satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Our board of directors has all powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the terms of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our Company; and

●	approving the transfer of shares in our Company, including the registration of such shares in our share register.

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

D. Employees

As of December 31, 2019, 2020 and 2021, we had a total of 75, 78 and 128 employees, all of which are located in China. The following table sets forth the breakdown of our employees by function as of December 31, 2021:

	As of
	December 31,
	2021
		% of
	Number	Total
Functions:
Sales and marketing	14	11%
Advertiser services	7	5%
Ad optimization	87	68%
Media relationships	4	3%
Management and administration	16	13%
Total	128	100%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 16, 2022 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 29,260,784 Ordinary Shares issued and outstanding as of May 16, 2022.

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

	Ordinary Shares Beneficially Owned
			Percentage
		Percentage of	of aggregate
		total Ordinary	voting
	Number	Shares*	power**
Directors and Executive Officers: †
Wenxiu Zhong(1)	6,600,000	22.56%	22.56%
Sheng Gong(2)	660,000	2.26%	0%

All directors and executive officers as a group:	6,600,000	22.56%	22.56%

5% Shareholders:
Deng Guan BVI	4,600,000	15.72%	15.72%
PBCY Investment	6,000,000	20.51%	20.51%
EJAM BVI	2,042,986	6.98%	6.98%

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

†The business address for our directors and executive officers is Floor 15, Yonghe East Building B, No.28 Andingmen East Avenue, Dongcheng District, Beijing, People’s Republic of China.

(1)

Represents the number of Ordinary Shares beneficially owned by Ms. Wenxiu Zhong through An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 90% by Ms. Wenxiu Zhong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents the number of Ordinary Shares beneficially owned by Mr. Sheng Gong through An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 10% by Mr. Sheng Gong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this annual report, approximately 30.28% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company).

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

1)	Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (‘‘EJAM Group’’)	Indirectly hold a 6.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (“Pubang Hong Kong”)	Indirectly hold a 20.5% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Horgos Meitui Network Technology Co., Ltd. (‘‘Horgos Meitui’’)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Ms. Wenxiu Zhong	Chairperson of the Board of Directors, CEO and indirect equity shareholder of the Company
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)	Transactions with related parties

	For the Years Ended
	December 31,
	2021	2020	2019
Gross billing from a related party
Horgos Zhijiantiancheng	$83,909	$–	$–
Guangzhou Yijiantiancheng	8,743	–	–
	$92,652	$–	$–
Services purchased from related parties
Horgos Zhijiantiancheng	$11,298,397	$–	$–
Horgos Meitui	$–	$–	$8,530

Rental fees charged by a related party
EJAM Group (a)	$–	$–	$120,284

(a)	On October 1, 2017, the Company entered into an office rental agreement with EJAM Group with a monthly rental fee of approximately $40,000 (RMB 293,349). The lease agreement expired on March 31, 2019.

3)	Balances with related parties

As of December 31, 2021 and 2020, the balances with related parties were as follows:

	December 31,	December 31,
	2021	2020
Media deposits
Horgos Zhijiantiancheng (a)	$1,426,419	$—

Prepayments
Horgos Zhijiantiancheng (a)	$2,361,779	$—

Due from related parties
Ms. Wenxiu Zhong (b)	$1,720,102	$—
Anruitai Investment Limited	28,667	—
	$1,748,769	$—

(a)

Horgos Zhijiantiancheng is both a media and advertiser with the Company. For the year ended December 31, 2021, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng.

(b)

As of December 31, 2021, the Company had amount due from Ms. Wenxiu Zhong of $1,734,604 with the amount due to Ms. Wenxiu Zhong of $14,502 being net off on the consolidated balance sheet. In connection with the lawsuit case filed by Ms. Chen Chen in June 2019 (Note 17), Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of December 31, 2021, the Company recorded a receivable of RMB11,053,940 ($1,734,604) due from Ms. Wenxiu Zhong. As of March 7, 2022, Ms. Wenxiu Zhong had fully settled such balance by making cash payments in aggregate amount of RMB11,053,940 ($1,734,604).

As of December 31, 2021 and 2020, the balances due to related parties were as follows:

	December 31,	December 31,
	2021	2020
Other payable
EJAM GROUP	$—	$74,330
Pubang Hong Kong (a)	—	626,628
Wenxiu Zhong	—	14,588
	$—	$715,546

(a)	As of December 31, 2020, the balance of $626,628 represents the third party services and consulting fees that were paid by Pubang Hong Kong on behalf of the Company. The Company has fully repaid the outstanding balance subsequently in March 2021.

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

In addition, in June 2019, Ms. Chen Chen filed another lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement compensation in the amount of RMB47.65 million ($6,838,404), representing the alleged fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. On July 30, 2021, the court issued a judgment ruling that the Equity Ownership Agreement was terminated on October 16, 2020 and requiring Beijing Baosheng to compensate Ms. Chen Chen RMB10,739,877 (approximately $1,685,321). Both parties have appealed the ruling to an intermediate court. On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses.  As confirmed by Beijing Baosheng’s PRC counsel, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. We expect that the impacted equity interests will be unfrozen in August 2022.

On April 2, 2020, the chairperson of the Company’s board of directors and the chief executive officer of the Company, Ms. Wenxiu Zhong, executed the Guarantee Letter, pursuant to which, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear any and all the economic expenses and losses actually incurred by Beijing Baosheng, Baosheng Hong Kong, and the Company in connection with the Equity Ownership Dispute and the Contractual Dispute, including, but not limited to, the amount of damages imposed by the courts, court expenses and attorney fees.

Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of March 10, 2022, as promised by the Guarantee Letter, Ms. Zhong has made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

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

In 2019, Horgos Baosheng brought a breach of contract claim against Qingdao Xingyuan Automobile Information Technology Co., Ltd. (“Qingdao Xingyuan”) and sought recovery of RMB3.85 million in aggregate. On December 21, 2020, the reviewing court entered a judgment, ruling in favor of Horgos Baosheng and requiring Qingdao Xingyuan to compensate Horgos Baosheng RMB3.25 million and an extra penalty calculated based on the loan prime rate from August 28, 2019 to the actual date of payment. As of the date of this annual report, the judgment is under the stage of enforcement.

In April 2020, Beijing Baosheng brought a breach of contract claim against Guangzhou Aiyou Information Technology Co. Ltd. (“Guangzhou Aiyou”) and sought recovery of RMB1,255,000 in aggregate. On August 22, 2020, the Beijing arbitration committee entered a judgment, ruling in favor of Beijing Baosheng and requiring Guangzhou Aiyou to compensate Beijing Baosheng RMB1,255,000, with a penalty of RMB592,360, and an extra daily penalty of 0.05%, calculated from April 21, 2020 to the actual date of payment, and arbitration-related expenses. On November 17, 2020, Beijing Baosheng filed a request with Guangzhou Intermediate People’s Court, seeking to mandatorily enforce the judgment. As of the date of this annual report, the judgment is under the stage of enforcement.

In June 2021, Baosheng Technology brought a breach of contract claim against Beijing 5198 Technology Co., Ltd. (“5198”) and Jiangxi Wanda Shikong Technology Co., Ltd. (“Wanda Shikong”) in the Beijing Haidian District People's Court through the first hearing and sought recovery of RMB5,933,200 (approximately $931,429) and related liquidated damages. 5198 and Wan Shikong had paid RMB5,000,000 (approximately $784,929) as a security deposit to Baosheng Technology and Baosheng Technology believes that such security deposit can be used to offset the RMB5,933,200 recovery.  In the meantime, the Company has requested the court to froze the two bank accounts of 5198 and Wanda Shikong with a total amount of RMB378,337 (approximately $53,393). On March 7, 2022, the court held the second hearing. On April 20, 2022, taking into account the defendant parties’ financial situation as well as the long-term business relationship among the parties, Baosheng decided to withdraw its action against 5198 and only sought recovery of RMB370,000 (approximately $56,024) from Wanda Shikong. Wanda Shikong made no objection to the changed claims. Both parties agreed to resolve this dispute through court mediation. Subsequently, on April 24, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Wanda Shikong shall pay Beijing Baosheng RMB370,000 (approximately $56,024) by April 26, 2022, and (2) the litigation-related expenses shall be borne by Beijing Baosheng. As of the date of this annual report, Beijing Baosheng has not yet received the payment from Wanda Shikong.

In January 2022, Beijing Baosheng brought a breach of contract claim against Beijing Hekai Qianyu Intelligent Technology Co., Ltd. (“Hekai Qianyu”) and Beijing Zhigu Education Technology Co., Ltd. (“Zhigu Education”) and Mr. Hongpeng Yao (the legal representatives of both Hekai Qianyu and Zhigu Education) in the Beijing Dongcheng District People's Court and sought recovery of RMB756, 000 (approximately $118,681) and related liquidated damages. Beijing Baosheng subsequently withdraw its action against Zhigu Education and agreed to resolve this dispute with the other two defendants through court mediation. On March 25, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Hekai Qianyu shall pay Beijing Baosheng RMB756,000 (approximately $118,681) by April 24, 2022, and in case of any late payment of the foregoing, an additional daily penalty calculated from April 25, 2022 to the actual date of payment shall be imposed; (2) Mr. Hongpeng Yao assumes jointly and several liability for the payment under item (1); and (3) the litigation-related expenses shall be borne by Hekai Qianyu and Mr. Hongpeng Yao. On April 25, 2022, Beijing Baosheng filed a request with the court, seeking to mandatorily enforce the settlement. As of the date of this annual report, Beijing Baosheng has not yet received any payment from the defendants.

In March 2022, Beijing Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People's Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Beijing Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. As of the date of this prospectus, Beijing Baosheng is waiting for the court’s notice on the following procedures.

Freezing Order

In the litigation process of the Contractual Dispute, Ms. Chen Chen requested Haidian Court to issue a freezing order and freeze the assets of Beijing Baosheng at the time of request, which were worth a total of RMB47.65 million. On July 25, 2019, Haidian Court issued freezing injunction, ordering the freezing of the assets of Beijing Baosheng in the amount of RMB47.7 million (the “Freezing Order”).

Pursuant to the Freezing Order, Beijing Baosheng’s assets in the amount of RMB47.7 million were ordered to be frozen, including the 100% equity interest in Horgos Baosheng and Kashi Baosheng, as well as four bank accounts of Beijing Baosheng.

Pursuant to applicable PRC laws and regulations, if a company’s equity interest is frozen by a court order, the company’s shareholders may be restricted in: (a) transferring or pledging the equity interest, (b) receiving dividends from the company, and (c) voting for the dissolution and winding up of the company, the forgiving of matured loans, or other decisions that may impact the value of equity interest of the company.

On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321 and court expenses RMB71,421 (approximately $11,207). In addition, Beijing Baosheng is required to pay the plaintiff RMB28,192 (approximately US$4,424) of interest and the court enforcement fee of RMB78,211 (approximately $12,273). On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses.

As confirmed by Beijing Baosheng’s PRC counsel, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. We expect that the impacted equity interests will be unfrozen in August 2022.As of May 16, 2022, the following assets of Beijing Baosheng were still frozen pursuant to the Freezing Order:

(1)	100% equity interest in Horgos Baosheng;

(2)	100% equity interest in Kashi Baosheng; and

(3)*	cash in the amount of RMB0.5 million in a bank account at Beijing Qinghua East Road Branch of Bank of China.

*	The bank account at Beijing Qinghua East Road Branch of Bank of China was frozen pursuant to the Freezing Order on April 15, 2021.

According to Ms. Wenxiu Zhong’s Guarantee Letter, Beijing Baosheng requested Ms. Wenxiu Zhong to fulfill her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, attorney fees, and other reasonably related expenses. As of March 10, 2022, as promised by the Guarantee Letter, Ms. Zhong had made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

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

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act or the Cayman Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, filed as Exhibit 3.1 to our registration statement on Form F-1 (File Number 333-239800) filed with the SEC on July 10, 2020, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on July 20, 2020 and effective on February 10, 2021.

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

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than one-third (1/3) of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

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

Enterprise Income Tax

According to the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and last amended on December 29, 2018, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, and last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

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

The implementation rules of the EIT law provides that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Beijing Dacheng, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Beijing Dacheng is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Beijing Dacheng believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 5, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by MOF, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling transportation services, postal services, basic telecommunications, construction, real estate leasing services, sales of real estate, transfer of land use right; 6% for taxpayers selling services or intangible assets.

According to Provisions in the Notice on Adjusting the Value added Tax Rates (Cai Shui [2018] No. 32), or the Notice, issued by SAT and MOF, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time.

The Notice of the Ministry of Finance and SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner on March 23, 2016, which took effect on May 1, 2016. Pursuant to such circular, the Value Added Tax Pilot Program has been applicable nationwide since May 1, 2016.

According to the VAT Regulations and the related rules, as of the date of this annual report, as taxpayers selling services, Beijing Baosheng and its consolidated affiliated entities are generally subject to 6% VAT rate.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

As of the date of this annual report, when considered as a non-PRC resident investor, which is much more likely to happen than not, Baosheng Hong Kong shall be subject to the dividend withholding tax at the rate of 10%. See “Item 3. Key Information—D. Risk Factors” and “Item 10. Additional Information—E. Taxation.” Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

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

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the New York Stock Exchange and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. The loan terms are typically 12 months and interest rates for our short-term loans are typically fixed for the terms of the loans.

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

We received net proceeds of approximately $30.2 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 5, 2021. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $4.3 million, which included approximately $2.4 million in underwriting discounts for the initial public offering and approximately $1.9 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $27.9 million of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1 (File No.: 333-239800).

On March 18, 2021, we issued a total of 1,960,784 units (the “Units”) to Orient Plus International Limited and Union High-Tech Development Limited through a private placement, with each Unit consisting of one Ordinary Share and one Warrant to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share. We received net proceeds of $9.9 million in this private placement. We may receive up to an aggregate of approximately $5.5 million from exercise of the Warrants for cash. As of the date of this annual report, no warrants have been exercised, and we have spent all of the proceeds from this private placement for working capital and for general corporate purposes. We intend to use the proceeds from the exercise of the Warrants for working capital and for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Changhong Jiang, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

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

	For the Years Ended December 31,
	2021	2020
Audit fees(1)	$345,000	$330,000
Audit-Related fees	–	–
Tax fees	–	–
All other fees(2)	–	–
Total	$345,000	$330,000

Note:

(1)

“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, review of the interim financial statements and for the audits of the financial statements in connection with the initial public offering, as well as the issuance of comfort letter in connection with the initial public offering and consent letter for shelf registration.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.2	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 254449), filed with the SEC on March 18, 2021)

2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to our annual report on Form 20-F (File No. 001-39977), filed with the SEC on April 30, 2021)

4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

4.3*

English Translation of Advertising Services Agreement by and between Beijing Lingxing Technology Joint Stock Co., Ltd. and Beijing Baosheng Network Technology Co., Ltd., dated September 5, 2021, as amended

4.4*

English Translation of Advertisement Agency Agreement by and among Today’s Headlines (Xiamen) Technology Co., Ltd., Beijing Baosheng Technology Co., Ltd., and Beijing Baosheng Network Technology Co., Ltd., dated January 1, 2022

4.5*

English Translation of Cooperation Agreement by and between Beijing Baosheng Technology Co., Ltd., and Guangzhou Juyao Information Technology Co. Ltd., dated January 1, 2022, as amended on January 24, 2022

4.6*	English Translation of Channel Cooperation Agreement by and between Horgos Zhijiantiancheng Technology Co., Ltd. and Baosheng Technology (Horgos) Co., Ltd., dated January 1, 2022

4.7*

English Translation of Advertising Services Agreement by and among Beijing Kaikeba Technology Co., Ltd., Beijing Midui Education Technology Co., Ltd., Hangzhou Kaikeba Technology Co., Ltd., and Beijing Baosheng Network Technology Co., Ltd., dated January 21, 2022

4.8*

English Translation of Advertising Services Agreement by and between Beijing Kaikeba Technology Co., Ltd. and Beijing Baosheng Technology Co., Ltd., dated January 19, 2022, as amended on January 19, 2022, January 19, 2022 and February 17, 2022

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Beijing Dacheng Law Offices, LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baosheng Media Group Holdings Limited

	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer and Chairperson of the Board of Directors (Principal Executive Officer)
Date: May 16, 2022

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baosheng Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baosheng Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered a net loss of $6,747,453 for the year ended December 31, 2021 and has a negative cash flow of $31,213,199 and $3,393,204 from operating activities for the years ended December 31, 2021 and 2020, respectively. These factors raise a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

May 16, 2022

We have served as the Company’s auditor since 2020.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$4,751,538	$6,576,658
Restricted cash	4,131,313	3,695,598
Accounts receivable, net	56,363,183	65,154,845
Prepayments - third parties	9,376,247	6,058,481
Prepayments - a related party	2,361,779	–
Media deposits - third parties	1,244,704	6,837,879
Media deposits - a related party	1,426,419	–
Deferred offering cost	–	425,537
Due from related parties	1,748,769	–
Other current assets	4,797,022	3,323,532
Total Current Assets	86,200,974	92,072,530

Long-term investment	1,569,218	–
Property and equipment, net	1,378,457	909,236
Intangible assets, net	775,603	5,504
Prepayments for licensed copyrights	2,960,789	–
Right of use assets	1,195,092	353,238
Total Assets	$94,080,133	$93,340,508

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowing	$–	$1,532,567
Accounts payable	12,161,957	35,376,612
Advance from advertisers	1,622,458	3,287,653
Advertiser deposits	916,531	5,881,908
Dividends payable	1,255,375	3,371,648
Income tax payable	278,440	570,540
Due to related parties	–	715,546
Operating lease liabilities, current	515,592	351,551
Warrant liabilities	2,744	–
Accrued expenses and other liabilities	2,728,300	591,622
Total Current Liabilities	19,481,397	51,679,647

Operating lease liabilities, noncurrent	537,447	–

Total Liabilities	20,018,844	51,679,647

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0005 per share, 100,000,000 shares authorized; 29,260,784 and 20,400,000 shares issued and outstanding at December 31, 2021 and 2020, respectively)	14,630	10,200
Additional paid-in capital	41,564,519	3,814,665
Statutory reserve	898,133	898,133
Retained earnings	28,996,464	35,743,917
Accumulated other comprehensive income	2,587,543	1,193,946
Total Shareholders’ Equity	74,061,289	41,660,861

Total Liabilities and Shareholders’ Equity	$94,080,133	$93,340,508

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2021	2020	2019
Revenues	$3,911,560	$11,911,229	$17,846,900
Cost of revenues	(2,077,516)	(1,256,353)	(1,855,164)
Gross profit	1,834,044	10,654,876	15,991,736

Operating Expenses
Selling and marketing expenses	(1,086,078)	(947,834)	(411,391)
General and administrative expenses	(2,856,789)	(2,103,263)	(3,501,471)
Provision for doubtful accounts	(6,880,008)	(1,960,604)	(1,628,516)
Impairment of property and equipment	(434,878)	–	–
Total Operating Expenses	(11,257,753)	(5,011,701)	(5,541,378)

(Loss) Income from Operations	(9,423,709)	5,643,175	10,450,358

Other Income (Expenses)
Interest expense, net	(57,109)	(183,896)	(48,311)
Changes in fair value of warrant liabilities	2,367,632	–	–
Subsidy income	574,878	955,439	819,755
Other (expenses) income, net	(209,145)	638,611	(65,754)
Total Other Income, Net	2,676,256	1,410,154	705,690

(Loss) Income Before Income Taxes	(6,747,453)	7,053,329	11,156,048

Income tax (expense) benefit	–	(108,638)	18,528

Net (Loss) Income	$(6,747,453)	$6,944,691	$11,174,576

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	1,393,597	2,531,676	(333,548)
Comprehensive (Loss) Income	$(5,353,856)	$9,476,367	$10,841,028

Weighted average number of ordinary share outstanding
Basic and Diluted	28,020,290	20,400,000	20,254,247

(Loss) Earnings per share
Basic and Diluted	$(0.24)	$0.34	$0.55

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
			Additional			Other
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	(Loss) Income	Equity
Balance as of January 1, 2019	20,000,000	$10,000	$2,017,134	$680,874	$17,841,909	$(1,004,182)	$19,545,735
Capital injection from shareholders	400,000	200	1,797,531	–	–	–	1,797,731
Net income	–	–	–	–	11,174,576	–	11,174,576
Foreign currency translation adjustments	–	–	–	–	–	(333,548)	(333,548)
Balance as of December 31, 2019	29,260,784	$14,630	$41,505,782	$898,133	$35,472,246	$1,893,783	$79,784,574
Net income	–	–	–	–	6,944,691	–	6,944,691
Appropriation to statutory reserve	–	–	–	217,259	(217,259)	–	–
Foreign currency translation adjustments	–	–	–	–	–	2,531,676	2,531,676
Balance as of December 31, 2020	20,400,000	$10,200	$3,814,665	$898,133	$35,743,917	$1,193,946	$41,660,861
Issuance of ordinary shares in connection with initial public offering ("IPO")	6,000,000	3,000	26,079,224	–	–	–	26,082,224
Issuance of ordinary shares in connection with over-allotment of IPO	900,000	450	4,154,537	–	–	–	4,154,987
Issuance of ordinary shares in connection with a private placement	1,960,784	980	7,516,093	–	–	–	7,517,073
Net loss	–	–	–	–	(6,747,453)	–	(6,747,453)
Foreign currency translation adjustments	–	–	–	–	–	1,393,597	1,393,597
Balance as of December 31, 2021	29,260,784	$14,630	$41,564,519	$898,133	$28,996,464	$2,587,543	$74,061,289

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net (loss) income	$(6,747,453)	$6,944,691	$11,174,576
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	286,874	449,035	340,894
Amortization of right-of-use assets	731,923	92,979	410,516
Provision for doubtful accounts of accounts receivables	4,155,246	1,960,604	1,561,805
Provision for doubtful accounts of prepayments	2,668,421	–	66,711
Provision for doubtful accounts of other current assets	56,341	–	–
Loss from disposal of property and equipment	14,810	–	–
Impairment of property and equipment	434,878	–	–
Gain from disposal of intangible assets	–	(639,792)	–
Changes in fair value of warrant liabilities	(2,367,632)	–	–
Issuance cost in connection with warrant liabilities	34,927	–	–
Deferred tax expenses (benefits)	–	108,638	(18,528)
Changes in operating assets and liabilities:
Notes receivable	–	57,936	208,676
Accounts receivable	6,069,121	(12,463,921)	2,982,760
Prepayments - third parties	(5,802,836)	(153,907)	(3,150,578)
Prepayments - a related party	(2,333,148)	–	–
Media deposits - third parties	5,686,916	2,280,182	1,493,687
Media deposits - a related party	(1,409,128)	–	–
Other current assets	(1,353,409)	(590,378)	(46,275)
Accounts payable	(23,769,006)	(2,730,134)	5,093,900
Advance from advertisers	(1,722,679)	2,506,020	(7,931,953)
Advertiser deposits	(5,029,471)	(1,063,757)	(1,540,450)
Income tax payable	(302,038)	121,077	(338,653)
Accrued expenses and other liabilities	354,692	(182,909)	(527,212)
Operating lease liabilities	(870,548)	(89,568)	(415,517)
Net Cash (Used in) Provided by Operating Activities	(31,213,199)	(3,393,204)	9,364,359

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,101,948)	(1,007)	(691,376)
Purchases of intangible assets	(837,299)	–	(887,575)
Proceeds from disposal of intangible assets	–	1,245,619	–
Prepayments for licensed copyrights	(2,924,897)	–	–
Investment in an investee	(1,550,195)	–	–
Loan to related parties	–	–	(7,438)
Net Cash (Used in) Provided by Investing Activities	(6,414,339)	1,244,612	(1,586,389)

Cash Flows from Financing Activities:
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	26,507,760	–	–
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	4,154,987	–	–
Issuance of units pursuant to a private placement, net of issuance costs	9,852,486	–	–
Capital injection from shareholders	–	–	1,797,731
Proceeds from bank borrowings	7,750,977	1,448,394	–
Repayment of bank borrowings	(9,301,172)	–	–
Proceeds from borrowings from third parties	–	6,611,917	6,947,661
Repayment of borrowings to third parties	–	(6,901,596)	(2,605,373)
Proceeds from borrowings from related parties	–	36,115	–
Repayment of borrowings to related parties	(709,021)	–	(29,867)
Payment of issuance cost related to initial public offering	–	(422,457)	–
Payments of dividends to shareholders	(2,170,273)	–	(4,052,802)
Net Cash Provided by Financing Activities	36,085,744	772,373	2,057,350

Effect of exchange rate changes on cash, cash equivalents and restricted cash	152,389	631,527	(70,130)

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,389,405)	(744,692)	9,765,190
Cash, cash equivalents and restricted cash at beginning of year	10,272,256	11,016,948	1,251,758
Cash, cash equivalents and restricted cash at end of year	$8,882,851	$10,272,256	$11,016,948

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$4,751,538	$6,576,658	$8,120,622
Restricted cash	4,131,313	3,695,598	2,896,326
Total cash, cash equivalents and restricted cash	$8,882,851	$10,272,256	$11,016,948

Supplemental Cash Flow Information
Cash paid for interest expense	$88,518	$191,486	$28,750
Cash paid for income tax	$–	$–	$252,878

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$1,574,311	$355,450	$840,892
Settlement of borrowings from a third party by netting off against accounts receivable due from a third party	$–	$4,055,502	$–

The accompanying notes are an integral part of the consolidated financial statements

1.ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability.

Baosheng Group owns 100% of the equity interests of Baosheng Media Group Limited (“Baosheng BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on December 14, 2018.

Baosheng BVI owns 100% of the equity interests of Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on January 7, 2019. On March 21, 2021, Baosheng HK established Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”), a wholly owned subsidiary in China.

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

Baosheng Group, Baosheng BVI, Baosheng HK, Beijing Baosheng and its subsidiaries (herein collectively referred to as the “Company”) are engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation allowance for deferred tax assets, fair value of warrant liabilities, revenue recognition, and other provisions and contingencies.

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

Restricted cash

Restricted cash represents cash or cash equivalents at banks subject to withdrawal restrictions. As of December 31, 2021 and 2020, the Company had restricted cash in bank accounts in the amount of $4,131,313 and $3,695,598, respectively, which were frozen by a local court (Note 17). As of the date of this report, three out of the four frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022.

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

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2021 and 2020, the Company accrued allowances of doubtful accounts of $2,701,166 and $nil against prepayments.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement is delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

As of December 31, 2021 and 2020, the balances of media deposits paid to third parties were $1,244,704 and $6,837,879, respectively.

As of December 31, 2021 and 2020, the balances of media deposits paid to a related party were $1,426,419 and nil, respectively.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2021 and 2020.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets, net

Purchased intangible assets primarily consist of copyrights and software, which are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives as. The estimated useful lives of copyrights and software range from 3 to 10 years.

Long-term investment

The Company elects to record the equity investment in a privately held company, over which the Company had no control or significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Suh equity investment accounted for using the measurement alternative is subject to periodic impairment review. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity investment. As of December 31, 2021, the Company did not record impairment loss against the long-term investment.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of $434,878, $nil and $nil was recognized on property and equipment for the years ended December 31, 2021, 2020 and 2019, respectively.

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

As of December 31, 2021 and 2020, the balances of advertiser deposits were $916,531 and $5,881,908, respectively.

Warrant Liabilities

The Company evaluates the stock purchase warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of common stock warrant liability in the consolidated statement of operations.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (‘SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third party publisher for a period of ad term. The Company provides advices and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers and publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertises (if any); and (ii) net fees from advertisers.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2021 and 2020, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of purchasing ad inventories and advertising services are recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

	For the Years Ended
	December 31,
	2021	2020	2019
Nature of Revenue:
Rebates and incentives offered by publishers	$3,663,168	$9,430,758	$15,953,148
Net fees from advertisers	248,392	2,480,471	1,893,752
Total	$3,911,560	$11,911,229	$17,846,900

Category of Revenue:
SEM services	$2,449,120	$8,165,614	$8,432,232
Non-SEM services	1,462,440	3,745,615	9,414,668
Total	$3,911,560	$11,911,229	$17,846,900

Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross billing charged to advertisers, which is reflected as accounts receivable on gross basis in the consolidated balance sheet, is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of costs of purchasing ad inventories and services paid on behalf of advertisers, VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of income and comprehensive income.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of December 31, 2021 and 2020. As of December 31, 2021, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination.

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and  of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2021, 2020 and 2019, the Company had no dilutive stocks.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,
	2021	2020
Year-end spot rate	6.3726	6.5250

	For the Years Ended
	December 31,
	2021	2020	2019
Average rate	6.4508	6.9042	6.9088

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, notes receivable, accounts receivable, third party and related party media deposits, other receivables, accounts payables, advertiser deposits, dividend payable, tax payable, other payables, due to related parties and warrant liabilities. Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2021 and 2020, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications had no impact on previously reported net income or cash flows.

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2021 and 2020, $1,934,708 and $6,061,340 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of December 31, 2021, two advertisers accounted for 17.4% and 12.6% of accounts receivable, respectively. As of December 31, 2020, two advertisers accounted for 21.6% and 11.0% of accounts receivable, respectively.

For the year ended December 31, 2021, three publishers accounted for approximately 41.8%, 28.1% and 16.5% of the total revenue, respectively. For the year ended December 31, 2020, two publishers accounted for approximately 68.9% and 12.8% of the total revenue, respectively. For the year ended December 31, 2019, two publishers accounted for approximately 45.6% and 13.6% of the total revenue, respectively.

As of December 31, 2021, three publishers accounted for 36.2%, 13.6% and 10.2% of the total accounts payable balance, respectively. As of December 31, 2020, five publishers accounted for 22.1%, 16.0%, 15.7%, 14.6% and 14.3% of the total accounts payable balance, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

3.GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $6,747,453 for the year ended December 31, 2021 and has a negative cash flow of $31,213,199 and $3,393,204 from operating activities for the years ended December 31, 2021 and 2020, respectively. These factors raise a substantial doubt about the Group’s ability to continue as a going concern.

As of December 31, 2021, the Company had cash and cash equivalent of $4,751,538 and restricted cash of $4,131,313 in four bank accounts of Beijing Baosheng, which were frozen pursuant to the Freezing Order issued by Beijing Haidian District People’s Court for a legal proceeding among a plaintiff and Beijing Baosheng (the “Freezing Order”). As of the date of this annual report, three out of the four frozen accounts with a total balance of $4,051,966 as of December 31, 2021 have been unfrozen and the unfreezing procedure for the remaining one account with a balance of $79,347 as of December 31, 2021 is still in progress, which is expected to be completed by the end of July 2022. In connection with the Freezing Order, the 100% equity interest in both Horgos Baosheng and Kashi Baosheng held by Beijing Baosheng were frozen by the court. As of December 31, 2021, the net assets of Horgos Baosheng and Kashi Baosheng were $27,210,992 and $2,804,996, respectively. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. Management expects that the impacted equity interests will be unfrozen upon the expiration date of the Freezing Order in August 2022 (see Note 17 Contingencies).

The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. The Company will focus on the following activities:

a.	The Company is in progress of application of credit terms from a publisher, to which the Company had prepayments of $3,358,839 as of December 31, 2021;
b.	As of December 31, 2021, the working capital was $66,719,577, consisting of net accounts receivable of $56,363,183, and media deposit balance of $2,671,123. The Company expected to collect the outstanding net balances (after deducting the bad debt allowance) within the twelve months from the issuance of the report. As of December 31, 2021, the working capital of Horgos Baosheng and Kashi Baosheng were $9,703,890 and $8,030,049, respectively, which were restricted pursuant to the Freezing Order and such restrictions are expected to be released upon the expiration date in August 2022; and
c.	In April 2022, a principal shareholder of the Company, has agreed to consider to provide necessary financial support in the form of debt to the Company to enable the Company to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this report.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Group’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

4.ACCOUNTS RECEIVABLE, NET

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	December 31,	December 31,
	2021	2020
Accounts receivable	$62,789,964	$69,857,239
Less: provision for doubtful accounts	(6,426,781)	(4,702,394)
Accounts receivable, net of provision for doubtful accounts	$56,363,183	$65,154,845

Provisions for doubtful accounts of accounts receivable were $4,155,246, $1,960,604 and $1,561,805 for the years ended December 31, 2021, 2020 and 2019, respectively. Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of the year	$4,702,394	$2,460,780
Charge to expenses	4,155,246	1,960,604
Writing off of accounts receivable	(2,562,857)	–
Foreign exchange loss	131,998	281,010
Balance at end of the year	$6,426,781	$4,702,394

5.PREPAYMENTS – THIRD PARTIES

Prepayments – third parties consist of the following:

	December 31,	December 31,
	2021	2020
Prepayments to third party medias	$12,077,413	$6,058,481
Less: provision for doubtful accounts	(2,701,166)	–
	$9,376,247	$6,058,481

For the years ended December 31, 2021, 2020 and 2019, provisions for doubtful accounts of prepayments – third parties were $2,668,421, $nil and $66,711, respectively.

6.OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,	December 31,
	2021	2020
Recoverable value-added taxes	$4,197,620	$3,141,867
Others	620,023	190,568
Less: provision for doubtful accounts	(20,621)	(8,903)
	$4,797,022	$3,323,532

For the years ended December 31, 2021, 2020 and 2019, provisions for doubtful accounts of other current assets were $56,341, $nil and $nil, respectively, among which the Company wrote off other current assets of $35,976, $nil and $nil.

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,	December 31,
	2021	2020
Property	$858,858	$838,798
Leasehold improvement	283,607	373,966
Office equipment	173,355	139,848
Electronic equipment	377,162	68,269
Less: accumulated depreciation	(314,525)	(511,645)
	$1,378,457	$909,236

Depreciation expense was $210,208, $236,059 and $202,024 for the years ended December 31, 2021, 2020 and 2019, respectively. During the year ended December 31, 2021, the Company recognized impairment loss of $434,878 on electronic equipment.

During the years ended December 31, 2021, the Company disposed of leasehold improvement, office equipment and electronic equipment, and recorded loss from disposal of property and equipment of $14,810. On the date of disposal, the cost and accumulated depreciation of leasehold improvement was $382,909 and $382,909, respectively, the cost and accumulated depreciation of office equipment was $27,071 and $13,436, respectively, and the cost and accumulated depreciation of office equipment was $27,156 and $25,798, respectively.

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31,	December 31,
	2021	2020
Copyrights	$814,217	$–
Software	84,082	49,540
Less: accumulated amortization	(122,696)	(44,036)
	$775,603	$5,504

In September 2020, the Company sold a copyright for SEM business related to a third party in exchange for cash consideration of $1,245,619, and a gain of $639,792 was recorded in the account of “Other income (expenses), net”.

Amortization expense was $76,666, $212,976 and $138,870 for the years ended December 31, 2021, 2020 and 2019, respectively.

9.PREPAYMENTS FOR LICENSED COPYRIGHTS

Prepayments for licensed copyrights consisted of the following:

	December 31,	December 31,
	2021	2020
Prepayments for licensed copyrights	$2,960,789	$–

During the year ended December 31, 2021, the Company entered into two cooperation agreements with a third party entity, pursuant to which the Company will have the right to use the licensed copyrights of two games developed by such third party entity for a three-year term. During the year ended December 31, 2021, the Company made prepayments of $2,924,897. The two games are expected to have online tests in May 2023 and to be launched around November 2023.

10.OPERATING LEASE

As of December 31, 2021 and 2020, the Company leases offices space under non-cancelable operating leases, with terms of three years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31,	December 31,
	2021	2020
Rights of use lease assets	$1,195,092	$353,238

Operating lease liabilities, current	515,592	351,551
Operating lease liabilities, noncurrent	537,447	—
Total operating lease liabilities	$1,053,039	$351,551

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020
Remaining lease term and discount rate
Weighted average remaining lease term (years)	2.25	0.86
Weighted average discount rate	4.75%	4.75%

During the years ended December 31, 2021, 2020, and 2019, the Company incurred total operating lease expenses of $612,868, $350,344 and $596,340, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

For the year ended December 31, 2022	$556,651
For the year ended December 31, 2023 and thereafter	555,307
Total lease payments	1,111,958
Less: imputed interest	(58,919)
Present value of lease liabilities	$1,053,039

11.BANK BORROWING

	December 31,	December 31,
	2021	2020
Bank borrowing	$—	$1,532,567

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

On March 5, 2021, Beijing Baosheng entered into a revolving credit facility agreement of with Bank of Communications under which Beijing Baosheng can draw-down up to RMB50,000,000 million (approximately $7,750,977) by June 8, 2021. Each borrowing under the credit facility is due within three months from the date of issuance. The interest rate for this credit facility was fixed at 3.85% per annum, and required the Company to make a deposit of same amount. The loan is guaranteed by Ms. Wenxiu Zhong. The Company has repaid borrowing in May 2021 and the deposit was released accordingly.

For the year ended December 31, 2021, 2020 and 2019, interest expense arising from the bank borrowing amounted to $88,518, $50,824 and $nil, respectively.

12.	WARRANT LIABILITIES

In connection with the private placement on March 18, 2021 (Note 15), the Company sold an aggregate of 1,960,784 warrants with each to purchase one half of one ordinary share at an exercise price of $5.61 per ordinary share. A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter.

The holders of warrants are granted with registration rights. If at any time after the six month anniversary of March 18, 2021, there is no effective registration statement registering, or no current prospectus available for the issuance of the warrant shares to the holder and the resale of the warrant shares, then this warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”. The warrants are subject to adjustments in the event of 1) stock dividends and splits, 2) subsequent right offerings, 3) pro rata dilutions and 4) fundamental transactions. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants.

In the event of a fundamental transaction, the Company or any successor entity shall, at the holder’s option, purchase this warrant from the holder by paying to the holder an amount of cash equal to the value of the remaining unexercised portion of the warrant, using Black-Scholes model, on the date of the consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Company's control, including not approved by the Company's Board of Directors, holder shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the value of the unexercised portion of the warrant, that is being offered and paid to the holders of ordinary shares of the Company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ordinary shares are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

If the Company fails for any reason to deliver to the holders the warrant shares subject to a notice of exercise by the warrant share delivery date, the Company shall pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of warrant shares subject to such exercise (based on the volume weighted average price of the ordinary shares on the date of the applicable Notice of Exercise), $10 per trading day (increasing to $20 per trading day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each trading day after such warrant share delivery date until such warrant shares are delivered or holder rescinds such exercise. In addition, cash payment is required as a compensation for buy-in on failure of delivery warrant shares.

12.	WARRANT LIABILITIES (CONTINUED)

The above mentioned cash-settled make-whole provisions led the warrants classified as a derivative warrant liability. The derivative warrant liability was initially recorded at fair value on the closing date of the private placement, and were subsequently remeasured at fair value at each reporting dates. The changes in the fair value of derivative warrant liability were charged to the account of “Changes in fair value of warrant liabilities” in the consolidated statements of operations and comprehensive income (loss).

As of December 31, 2021, the Company had 1,960,784 of private placement warrants outstanding. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in the fair value of the warrant liabilities is summarized as follows:

Estimated fair value as of January 1, 2021	$—
Issuance of warrants	2,370,376
Changes in estimated fair value	(2,367,632)
Estimated fair value as of December 31, 2021	$2,744

The fair value of the warrant liabilities was estimated using Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of December 31,	As of March 18,
	2021	2021
Volatility	32.52%	31.26%
Stock price	0.90	6.58
Expected life of the warrants to convert	4.72	5.50
Risk free rate	1.27%	1.09%
Dividend yield	0.0%	0.0%

13.INCOME TAXES

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

13.INCOME TAXES (CONTINUED)

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng, Baosheng Technology and Baosheng Network were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng, Kashi Baosheng, and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2022 and December 31, 2025, respectively, for Kashi Baosheng and Baosheng Technology. Horgos Baosheng was entitled to the five-year preferential income tax treatment for ended on December 31, 2020 and is entitled to an extension of five-year preferential income tax treatment ended on December 31, 2025.

In addition, each of Beijing Baosheng and Horgos Baosheng have a branch in Beijing. The two branches are subject to an EIT of 25%.

Income tax expense consist of the following:

	For the Years Ended
	December 31,
	2021	2020	2019
Current income tax expense	$—	$—	$—
Deferred income tax expense (benefit)	—	108,638	(18,528)
Income tax expense (benefit)	$—	$108,638	$(18,528)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended
	December 31,
	2021	2020	2019
PRC statutory income tax rate	25%	$25%	$25%
Impact of different income tax rates in other jurisdictions	5.9%	1.4%	0.5%
Effect of preferential tax rate(a)	(23.6)%	(38.1)%	(33.7)%
Effect of non-deductible expenses	(0.7)%	7.9%	4.9%
Effect of change in valuation allowance	(6.6)%	5.4%	3.1%
Effective tax rate	0.0%	$1.6%	$(0.2)%
(a)	The Company’s subsidiaries, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a favorable tax rate of 0%. For the years ended December 31, 2021, 2020 and 2019, the tax saving as the result of the favorable tax rate amounted to $nil, $2,686,911 and $3,761,148, respectively, and per share effect of the favorable tax rate (after stock split and share reorganization) were $nil, $0.13, and $0.19.

13.INCOME TAXES (CONTINUED)

Deferred tax assets as of December 31, 2021 and 2020 consist of the following:

	December 31,	December 31,
	2021	2020
Deferred tax assets:
Net operating losses carryforwards	$1,465,593	$1,072,893

Allowance for doubtful accounts of accounts receivable	65,526	67,712
Allowance for doubtful accounts of prepayments	114,293	–
Allowance for doubtful accounts of other current assets	1,858	2,224
Less: allowance on deferred tax assets	(1,647,270)	(1,142,829)
	$–	$–

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

As of December 31, 2021 and 2020, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $1,647,270 and $1,142,829, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

14.EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the Years Ended
	December 31,
	2021	2020	2019
Net (Loss) Income	$(6,747,453)	$6,944,691	$11,174,576

Weighted average number of ordinary share outstanding
Basic and Diluted	28,020,290	20,400,000	20,254,247

(Loss) Earnings per share
Basic and Diluted	$(0.24)	$0.34	$0.55

For the years ended December 31, 2021, 2020 and 2019, the Company had no dilutive stocks.

15.EQUITY

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

15.EQUITY (CONTINUED)

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

On February 10, 2021, the Company closed its initial public offering ("IPO") of 6,000,000 ordinary shares at a public offering price of US$5.00 per ordinary share. On March 2, 2021, Univest Securities, LLC, the representative of the underwriters in the IPO exercised in full its option to purchase an additional 900,000 ordinary shares at a price of $5.00. Gross proceeds of the Company's IPO, including the proceeds from the sale of the over-allotment shares, totaled $34.5 million, before deducting underwriting discounts and other related expenses.

On March 18, 2021, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with two investors, including a wholly-owned subsidiary of Ebang International Holdings Inc. (Nasdaq: EBON) for an investment of US$10 million. Pursuant to the Securities Purchase Agreement and an exemption from registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") contained in Regulation S promulgated under the Securities Act, the Company issued an aggregate of 1,960,784 units to the investors, with each unit consisting of one ordinary share of the Company, par value $0.0005 per share (the "Ordinary Shares") and a warrant to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share (subject to adjustment).

As of December 31, 2021 and 2020, the Company had issued and outstanding ordinary shares of 29,260,784 and 20,400,000, respectively.

Cash dividends

On December 31, 2018, the Company’s Board of Directors approved a resolution to declare cash dividends of $7,269,978 (RMB 50,000,000) to its shareholders.

During the year ended December 31, 2021, 2020 and 2019, the Company paid dividends of $2,170,273, $nil, and $4,052,802 to its shareholders. As of December 31, 2021 and 2020, the Company had dividends payable of $1,255,375 (RMB 8,000,000) and $3,371,648 (RMB 22,000,000), respectively. The Company does not intend to pay dividends payable out of the proceeds from its initial public offering. From January 1, 2022 through the date of this report, the Company paid dividends of $470,765 (RMB 3,000,000) to the shareholders. The Company plans to pay the remaining balance of dividend payable of $784,610 (RMB 5,000,000) out of the retained earnings balance before June 30, 2022.

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

15.EQUITY (CONTINUED)

As of December 31, 2021 and 2020, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133 and $898,133, respectively.

In the litigation process of a Contractual Dispute (see Note 17 Contingencies), pursuant to the Freezing Order, Beijing Baosheng’s assets in the amount of RMB47.7 million were ordered to be frozen, including 100% of the equity interests in Horgos Baosheng and Kashi Baosheng. In addition to the above mentioned restricted on the paid-in capital and statutory reserve funds of PRC subsidairies, the retained earnings of Horgos Baosheng and Kashi Baosheng are also restricted from payment of dividends.

As of December 31, 2021 and 2020, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, and retained earnings of Horgos Baosheng and Kashi Baosheng, of $63,209,808 and $39,296,855, respectively.

16.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (‘‘EJAM Group’’)	Indirectly hold a 6.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (“Pubang Hong Kong”)	Indirectly hold a 20.5% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Horgos Meitui Network Technology Co., Ltd. (‘‘Horgos Meitui’’)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Ms. Wenxiu Zhong	Chairperson of the Board of Directors, CEO and indirect equity shareholder of the Company
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)Transactions with related parties

	For the Years Ended
	December 31,
	2021	2020	2019
Gross billing from a related party
Horgos Zhijiantiancheng	$83,909	$–	$–
Guangzhou Yijiantiancheng	8,743	–	–
	$92,652	$–	$–
Services purchased from related parties
Horgos Zhijiantiancheng	$11,298,397	$–	$–
Horgos Meitui	$–	$–	$8,530

Rental fees charged by a related party
EJAM Group (a)	$–	$–	$120,284
(a)	On October 1, 2017, the Company entered into an office rental agreement with EJAM Group with a monthly rental fee of approximately $40,000 (RMB 293,349). The lease agreement expired on March 31, 2019.

16.RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

3)Balances with related parties

As of December 31, 2021 and 2020, the balances due from related parties were as follows:

	December 31,	December 31,
	2021	2020
Media deposits
Horgos Zhijiantiancheng (a)	$1,426,419	$—

Prepayments
Horgos Zhijiantiancheng (a)	$2,361,779	$—

Due from related parties
Ms. Wenxiu Zhong (b)	$1,720,102	$—
Anruitai Investment Limited	28,667	—
	$1,748,769	$—
(a)	Horgos Zhijiantiancheng is both a media and advertiser with the Company. For the year ended December 31, 2021, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng.
(b)	As of December 31, 2021, the Company had amount due from Ms. Wenxiu Zhong of $1,734,604 with the amount due to Ms. Wenxiu Zhong of $14,502 being net off on the consolidated balance sheet. In connection with the lawsuit case filed by Ms. Chen Chen in June 2019 (Note 17), Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of December 31, 2021, the Company recorded a receivable of RMB11,053,940, ($1,734,604) due from Ms. Wenxiu Zhong. As of March 7, 2022, Ms. Wenxiu Zhong has fully settled such balance by making cash payments in aggregate amount of RMB11,053,940 ($1,734,604).

As of December 31, 2021 and 2020, the balances due to related parties were as follows:

	December 31,	December 31,
	2021	2020
Other payable
EJAM GROUP	$—	$74,330
Pubang Hong Kong (a)	—	626,628
Wenxiu Zhong	—	14,588
	$—	$715,546
(a)	As of December 31, 2020, the balance of $626,628 represents the third party services and consulting fees that were paid by Pubang Hong Kong on behalf of the Company. The Company has fully repaid the outstanding balance subsequently in March 2021.

17.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On April 16, 2019, Ms. Chen Chen filed a lawsuit in a court in Beijing against Beijing Baosheng, with Baosheng Hong Kong named as third party in the complaint, requesting to be recognized as a 5% equity interest holder in Beijing Baosheng pursuant to an equity ownership agreement Ms. Chen Chen previously entered into with Beijing Baosheng on March 17, 2016 (the “Equity Ownership Agreement”) (the “Equity Ownership Dispute”). Ms. Chen Chen claimed that she had satisfied the conditions set forth in the Equity Ownership Agreement and was accordingly entitled to the 5% equity interest in Beijing Baosheng. Ms. Chen Chen sought to be recognized as 5% equity interest holder in Beijing Baosheng and receive such equity interest, and to be compensated for litigation related expenses. On June 2, 2020, Ms. Chen Chen voluntarily filed a motion to withdraw this case. On June 16, 2020, the court granted the motion.

In addition, in June 2019, Ms. Chen Chen filed another lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement compensation in the amount of RMB47.65 million ($6,838,404), representing the fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. On July 30, 2021, the court issued a judgment ruling that the Equity Ownership Agreement was terminated on October 16, 2020 and requiring Beijing Baosheng to compensate Ms. Chen Chen RMB). 10,739,877 (approximately $1,685,321). Both parties have appealed the ruling to an intermediate court. On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). Through a guarantee letter dated April 2, 2020 (the “Guarantee Letter”), Ms. Wenxiu Zhong, Chairperson of the Board of Directors and CEO, promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of March 7, 2022, as promised by the Guarantee Letter, Ms. Wenxiu Zhong has made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Wenxiu Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

Further, Ms. Chen Chen filed a labor dispute case against Horgos Baosheng, Beijing Branch with the Beijing Shijingshan District Labor Dispute Arbitration Committee (the “Committee”) on the grounds that her previous employment with Horgos Baosheng, Beijing Branch was wrongfully terminated. Ms. Chen Chen sought compensation for her lost pay, lost benefits, and litigation related expenses, and award of punitive damages. The Committee issued a judgment on August 23, 2019, ruling in favor of Ms. Chen Chen and granted her damages in the sum of RMB424,161 (approximately $60,000). Horgos Baosheng, Beijing Branch appealed the case to a court in Beijing in December 2019. On April 23, 2020, the court issued a final judgment that upheld the previous ruling. As a result, the Company will compensate Ms. Chen Chen a total of RMB424,161 (approximately $60,000). As of December 31, 2019, the Company recorded RMB424,161 (approximately $60,873) as a component of accrued expenses and other liabilities related to litigation contingencies, respectively, which has been settled on May 28, 2020.

17.CONTINGENCIES (CONTINUED)

As of December 31, 2021 and 2020, the 100%equity interests in Horgos Baosheng and Kashi Baosheng held by Beijing Baosheng, and the bank accounts of Beijing Baosheng with a total balance of $4,131,313 and $3,695,598, respectively, were frozen by Beijing Haidian Court. As of December 31, 2021, the net assets of Horgos Baosheng and Kashi Baosheng were $27,210,992 and $2,804,996, accounting for 36.7% and 3.8% of the total consolidated net assets, respectively. As of December 31, 2020, the net assets of Horgos Baosheng and Kashi Baosheng were $30,374,610 and $4,724,081, accounting for 72.9% and 11.3% of the total consolidated net assets, respectively. For the year ended December 31, 2021, Horgos Baosheng and Kashi Baosheng generated limited revenues, and incurred net losses of $3,163,618 and $1,919,085, accounting for 46.9% and 28.4% of the total net loss, respectively. For the year ended December 31, 2020, Horgos Baosheng and Kashi Baosheng generated net income of $4,359,495 and $1,550,197, accounting for 62.7% and 22.3% of the total net income, respectively. For the year ended December 31, 2019, Horgos Baosheng and Kashi Baosheng generated net income of $13,287,065 and $223,285, accounting for 118.9% and 2.0% of the total net income, respectively. The frozen bank balance was reclassified as restricted cash as of December 31, 2021 and 2020.

With the final judgement was enforced by the Court on February 8, 2022, as confirmed by Beijing Baosheng’s PRC counsel, Beijing Dacheng Law Offices, LLP, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) will be reversed and all of the impacted assets will be unfrozen, accordingly. As of the date of this annual report, three out of the four Beijing Baosheng’s  frozen accounts have been unfrozen and the unfreezing procedure for the remaining one account is still in progress, which is expected to be completed by the end of July 2022. Additionally, the unfreezing procedure related to Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng is still in progress. The Company expects that the impacted equity interests will be unfrozen upon the expiration date in August 2022.

18.SUBSEQUENT EVENTS

On February 1, 2022, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), pursuant to which if the closing bid price of the ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the ordinary shares. The Company was provided 180 calendar days, or until August 1, 2022, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by August 1, 2022, the Board of Directors proposed a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares with a par value of US$0.0005 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0016 (“Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each. The proposal was approved in the Annual General Meeting of the Shareholders held on April 28, 2022. On May 11, 2022, the Board of Directors resolved that the Share Consolidation shall be scheduled to become effective on May 24, 2022, or such other date as any director or officer of the Company shall determine, and shall be reflected with the Nasdaq Stock Market and in the marketplace under the new CUSIP number at the opening of business on May 25, 2022 (the Effective Date), or such other date and time as any director or officer of the Company shall determine, whereupon the ordinary shares begin trading on a split-adjusted basis.

On April 2, 2022, the Company, through Baosheng Network, set up a wholly owned subsidiary, Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”), which is primarily engaged in live stream business. Beijing Xunhuo was registered with registered capital of approximately $157,000 (RMB 1.0 million). As of the date of this report, the Company fully paid up the capital.

On May 5, 2022, the Company purchased six properties, through an online auction platform, from a third party which went into liquidation at cash consideration of approximately RMB8.18 million, or $1.27 million. These six properties are expected to be used for the live streaming business. As of the date of this report, the Company fully paid the consideration.

These consolidated financial statements were approved by management and available for issuance on May 16, 2022, and the Company has evaluated subsequent events through this date.

19.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY

The subsidiaries did not pay any dividend to the parent company for the periods presented. For the purpose of presenting parent only financial information, the parent company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the parent company as “Investment in subsidiaries” and the income or loss of the subsidiaries is presented as “Equity in (loss) gain of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$1,607,807	$27
Due from related parties	28,667	—
Other current assets	24,902	1,290
Total Current Assets	1,661,376	1,317

Investments in subsidiaries	28,517,348	36,844,746
Amounts due from subsidiaries	43,908,651	4,823,017
Total Assets	$74,087,375	$41,669,080

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Due to related parties	$8,170	$8,219
Warrant liabilities	2,744	—
Accrued expenses and other liabilities	15,172	—
Total Liabilities	26,086	8,219

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0005 per share, 100,000,000 shares authorized; 29,260,784 and 20,400,000 shares issued and outstanding at December 31, 2021 and 2020, respectively)	14,630	10,200
Additional paid-in capital	41,564,519	3,814,665
Retained earnings	29,894,597	36,642,050
Accumulated other comprehensive income	2,587,543	1,193,946
Total Shareholders’ Equity	74,061,289	41,660,861

Total Liabilities and Shareholders’ Equity	$74,087,375	$41,669,080

Condensed statements of comprehensive (loss) income

	For the Years Ended
	December 31,
	2021	2020	2019
Revenues	$—	$—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—

Operating Expenses
General and administrative expenses	(787,744)	(3,197)	(195,119)

Loss from Operations	(787,744)	(3,197)	(195,119)

Equity in (loss) gain of subsidiaries	$(8,327,398)	$6,947,862	$11,369,695
Interest income	57	26	—
Changes in fair value of warrant liabilities	2,367,632	—	—
Net (Loss) Income Before Income Taxes	$(6,747,453)	$6,944,691	$11,174,576

Income tax expense	—	—	—

Net (Loss) Income	$(6,747,453)	$6,944,691	$11,174,576

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	1,393,597	2,531,676	(333,548)
Comprehensive (Loss) Income	$(5,353,856)	$9,476,367	$10,841,028

Condensed statements of cash flows

	For the Years Ended
	December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net Cash (Used in) Provided by Operating Activities	$(824,929)	$26	$—

Cash Flows from Investing Activities:
Loans made to subsidiaries	(38,300,000)	—	—
Net Cash Used in Investing Activities	(38,300,000)	—	—

Cash Flows from Financing Activities:
Capital injection from shareholders	—	—	1
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	26,597,919	—	—
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	4,154,987	—	—
Issuance of units pursuant to a private placement, net of issuance costs	9,852,486	—	—
Net Cash Provided by Financing Activities	40,605,392	—	1

Effect of exchange rate changes on cash and cash equivalents	127,317	—	—

Net increase in cash and cash equivalents	1,607,780	26	1
Cash and cash equivalents at beginning of year	27	1	—
Cash and cash equivalents at end of year	$1,607,807	$27	$1