Form 20-F
period 2022-12-31
Baosheng Media Group Holdings Ltd
filed 2023-05-08
CIK 1811216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China+86- 010-82088021
(Address of Principal Executive Offices)

Shasha Mi, Chief Executive Officer East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China+86-010-82088021
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0096 per share	BAOS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 9,146,812 ordinary shares, par value $0.0016 per share (“Ordinary Shares”), as of December 31, 2022 (or 1,534,487 ordinary shares, par value US$0.0096 per share, if retroactively adjusted to reflect the 6-to-1 share consolidation effected on March 21, 2023).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“We,” “us,” “our,” or the “Company” are to Baosheng Media Group Holdings Limited, a Cayman Islands exempted company with limited liability, and its subsidiaries, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

Conventions that apply to this annual report

●	“An Rui Tai BVI”, are to AnRuiTai Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2018, owned as to 90% by Ms. Wenxiu Zhong and 10% by Mr. Sheng Gong;

●	“Beijing Baosheng” or “WFOE” are to Beijing Baosheng Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng BVI” are to Baosheng Media Group Limited, a BVI (as defined below) business company incorporated with limited liability under the laws of the BVI;

●	“Baosheng Group” are to Baosheng Media Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Baosheng Hong Kong” are to Baosheng Group’s wholly owned subsidiary, Baosheng Media Group (Hong Kong) Holdings Limited, a Hong Kong company with limited liability;

●	“Baosheng Network” are to Beijing Baosheng Network Technology Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng Technology” are to Baosheng Technology (Horgos) Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng (as defined below);

●	“Beijing Xunhuo” are to Beijing Xunhuo E-commerce Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Network;

●	“BVI” are to the British Virgin Islands;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“Deng Guan BVI” are to Deng Guan Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is wholly owned by Mr. Hui Yu;

●	“EJAM BVI” are to EJAM New Media Holdings Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is a direct wholly owned subsidiary of EJAM International (as defined below);

●	“Etone Investment” are to Etone Investment Development Limited, a BVI business company incorporated in the BVI with limited liability in May 2016 and is wholly owned by Mr. Baotian Guo;

●	“Everlasting Innovation” are to Everlasting Innovation Development Limited, a business company incorporated in the BVI with limited liability in July 2018 and is wholly owned by Mr. Kei Ming Wang;

●	“Horgos Baosheng” are to Horgos Baosheng Advertising Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“Kashi Baosheng” are to Kashi Baosheng Information Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“PBCY Investment” are to PBCY Investment Limited, a business company incorporated in the BVI with limited liability in November 2018, and is owned as to 86.35% by Pubang Landscape (as defined below) through Pubang Hong Kong (as defined below) and 13.65% by Mr. Chan through CYY Holdings;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0096 per share. On March 21, 2023, we effected a 6-to-1 Share Consolidation (as defined below), as a result of which the par value of ordinary shares of the Company increased from US$0.0016 per share to US$0.0096 per share;

●	“Warrants” are to the warrants we issued to the Selling shareholders in a private placement closed on March 18, 2021. One Warrant includes the right to purchase 5/192 Ordinary Share at an exercise price of $107.712 per Ordinary Share. However, no fractional shares will be issued upon the exercise of the Warrants; and

●	“we,” “us,” or the “Company” are to one or more of Baosheng Group, and its subsidiaries, as the case may be.

Glossary of Technical Terms

●	“ad inventory” are to the space available to advertisers on digital platforms in the online marketing industry;

●	“ad” are to an advertisement;

●	“audiences” are to the recipients of information (including advertisements);

●	“authorized agency status” are to the qualification to serve as a designated agency for the media in identifying and procuring advertisers to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment. See “Item 4. Information on the Company — 4.B. Business Overview” in this annual report for more information on our authorized agency status with media.

●	“feed” are to an internet service in which updates from electronic information sources are presented in a continuous stream;

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

On March 6, 2023, we held an annual general meeting of shareholders (the “Meeting”), during which the shareholders approved a proposal to effect a share consolidation of each six ordinary shares with par value of US$0.0016 each in our issued and unissued share capital into one ordinary share with par value of US$0.0096 each (the “Share Consolidation”). The Share Consolidation became effective on March 21, 2023, and the ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on March 22, 2023 under the same symbol “BAOS” but under a new CUSIP number of G08908 124. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each six pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants and awards under share incentive plans of the Company were adjusted automatically without any action on the part of their holders. Immediately following the Share Consolidation, the authorized share capital of the Company became US$60,000.00 divided into 6,250,000 ordinary shares of par value of US$0.0096 each.

From a Cayman Islands legal perspective, the Share Consolidation does not have any retroactive effect on our shares prior to the effective date on March 21, 2023. However, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date. As a result of the Share Consolidation, our issued and outstanding ordinary shares have been retroactively adjusted, where applicable, in this annual report to give effect to the Share Consolidation of our ordinary shares, as if it had occurred at the beginning of the earlier period presented.

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

Risks Related to our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

●	If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

●	As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

●	Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

●	Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2022, 2021, and 2020, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

●	We are in the highly competitive online advertising service industry and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

●	If we fail to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising industry, our revenues and growth could be adversely affected.

●	Limitations on the availability of data and our ability to analyze such data could significantly restrict our optimization capability and cause us to lose advertisers, which may harm our business and results of operations.

●	The regulatory environment of the online advertising industry is rapidly evolving. If we fail to obtain and maintain the requisite licenses and approvals as applicable to our businesses in China from time to time, our business, financial condition and results of operations may be materially and adversely affected.

●	The ongoing effects of COVID-19 in China may have a material adverse effect on our business.

Risks Related to Doing Business in China

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

●	Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

●	We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in China.

●	Regulation and censorship of information disseminated through the Internet in China may adversely affect our business in China, and we may be liable for content disseminated by us through the Internet.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

●	The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

●	PRC regulation of loans to PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans to our PRC operating subsidiaries, which might adversely affect our liquidity and our ability to fund and expand our business.

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

●	You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

●	The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

●	We cannot assure you that we will declare and distribute any dividends in the future.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

Relationship with our advertisers

Our advertiser base comprises direct advertisers, as well as third-party advertising agencies which places advertisements for their advertiser clients through us. The number of advertisers we served decreased slightly from 410 in 2020 to 462 in 2021, and decreased further to 261 in 2022.

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

Our gross accounts receivable decreased from $69.9 million as of December 31, 2020 to $62.8 million as of December 31, 2021, and further decreased to $49.8 million as of December 31, 2022, of which $26.7 million, $39.8 million and $32.2 million, representing approximately 38.2%, 63.4%, and 64.7% of our gross accounts receivable, respectively, were outstanding for over six months as of the respective period end. As of December 31, 2022, 2021 and 2020, we made bad debt allowance of $17.7 million, $6.4 million and $4.7 million against our gross outstanding accounts receivable.

The decrease in the accounts receivable aging over the fiscal year as of December 31, 2022 was mainly because we wrote off accounts receivable of $7.2 million as a result of remote collection. We attributed our growth of our gross accounts receivable during the fiscal years ended December 31, 2020 and 2021 to delayed payment from our customers as they were affected by the outbreak of COVID-19.See also “— Risks Related to Our Business and Industry — If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.”

Regardless, given our “agency-based” business model and that we earn our revenue on a net basis but have accounts receivable from advertisers based on our gross billing, we are particularly sensitive and susceptible to credit risk. Our gross accounts receivable as of December 31, 2022, 2021 and 2020 represented 93.5%, 101.7% and 51.8% of our gross billing, respectively, with gross accounts receivable outstanding over six months represented 60.5%, 71.8% and 19.8% of our gross billing for the fiscal years 2022, 2021 and 2020, respectively. While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, and while the effect of the suspension of tax invoice issuance in Horgos has gradually subsided since the second quarter of 2019, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our advertisers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow, and may result in material and adverse impact on our business operations, results of operations and financial condition.

As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

We reported net cash provided by operating activities of $1.60 million for fiscal year 2022, net cash used in operating activities of $31.2 million for the fiscal year 2021 and net cash provided by operating activities of $3.4 million for fiscal year 2020. During the fiscal years ended December 31, 2022, 2021 and 2020, certain media we procured for our advertisers required prepayment or offer relatively short credit periods to us. While we have used reasonable endeavor to align credit terms granted to us in connection with a particular media when we offered credit terms to advertisers using the relevant media, in cases where we engaged in cross-selling of ad inventories or services of different media to our existing advertisers, we usually aligned the credit terms we offer to such advertisers to the most favorable terms offered to us among the media used. Moreover, we may offer more competitive terms to selected advertisers of established business relationship with us or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to us or at all. In addition, during the fiscal years ended December 31, 2022, 2021 and 2020, we were required by certain media (or their authorized agencies) to place deposits as performance security, among other things of a similar nature, and we may elect to pay deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns. We consider the above practices to be generally in line with industry practice and competitive landscape, and we expect these practices to continue in the foreseeable future.

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

We substantially commenced developing our online advertising service business since the arrival of Ms. Wenxiu Zhong, our founder, in 2015. We expect we will continue to expand as we seek to expand our advertiser and media bases and explore new market opportunities, including establishing our own KOL network. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

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

Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2022, 2021 and 2020, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

In 2022, our top five customers were Hubei Toutiao Technology Co., Ltd., Hangzhou Qubian Network Technology Co., Ltd., Guangzhou Juyao Information Technology Co., Ltd., Shanghai Mingkan Advertising Co., Ltd. and Beijing Yiling Shengshi Cultural Media Co., Ltd., representing 36.8%, 13.3%, 10.7%, 5.1% and 4.7% of our total revenue, respectively.

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

Sogou, for which we was an authorized agency from 2016 to March 2021, had been our top customer during the fiscal years 2021 and 2020, accounting for 41.8% and 68.9% of our revenue, respectively. Our top five customers during the fiscal years 2022, 2021 and 2020 include search engine operators, short-video platform operators, and advertising agencies who place ads for their advertiser clients through us. The identities of our customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Item 4. Information on the Company — 4.B. Business Overview — Customers.” For the fiscal year ended December 31, 2022, three customers, who are all publishers, accounted for more than 10% of our total revenue, representing approximately 36.8%, 13.3% and 10.7% of our total revenue, respectively. For the year ended December 31, 2021, three customers, who are all publishers, accounted for more than 10% of our total revenue, representing approximately 41.8%, 28.1% and 16.5% of the total revenue, respectively. For the year ended December 31, 2020, two customers, who are both publishers, accounted for more than 10% of our total revenue, representing approximately 68.9% and 12.8% of the total revenue, respectively.

We typically enter into agency agreements (in case of media for which we are authorized agency) and framework agreements with these top customers with a term of one year or shorter, which are subject to renewal after expiry. Our top publisher, Sogou, has been acquired by Tencent and its business is currently under restructuring. We did not obtain the authorized agency status of Sogou in 2022 or as of the date of this annual report. There is uncertainty as to whether and when we can successfully secure an authorized agency status with Tencent. Any failure to renew these agreements or any termination of such agreements may have a material adverse impact on our results of operations.

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

Our capability to plan and optimize advertising campaigns are partly dependent on the availability of data generated by the media concerned based on the ad interaction behavior between such media and their end users. Our access to such data from media is limited by the relevant media’s data policies. Typically, we can only access data that are made available by the media to us or their authorized agencies on their back-end platforms. In addition, there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or us relating to internet privacy and data collection. As of the date of this annual report, our business operations are in material compliance with the relevant laws and regulations on data protection and privacy, including the Cyber Security Law of the People’s Republic of China (《中华人民共和国网络安全法》), which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. Due to the recent development of laws and regulations on data protection and privacy and evolving interpretation of competent authorities, media and online advertising service providers will be subject to more stringent requirements on data sharing with third-parties, which may limit our ability to obtain data from them. Therefore, we cannot assure you that we will be in full compliance with all applicable laws and regulations on data protection and privacy in the future. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations relating to Information Security and Privacy Protection.”

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

As of December 31, 2022, 2021 and 2020, our gross accounts receivable amounted to $49.8 million, $62.8 million and $69.9 million, respectively. Our gross accounts receivable turnover days were 369 days, 442 days and 167 days in the fiscal years 2022, 2021 and 2020, respectively.

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

We expect our business to grow in terms of the scale and diversity of operations in the long run, along with further expansion in terms of advertiser base and media relationships. Any such expansion will increase the complexity of our operations and may cause strain on our managerial, operational and financial resources. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed. Our expansion will also require us to maintain the consistency of our service offerings to ensure that our market reputation does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services.

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

Our success depends to a large extent on the efforts of our key personnel including our executive officers, senior management and other key employees who have valuable experience, knowledge and connection in the online advertising industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit or retain key personnel and this could adversely impact our growth. Moreover, we rely on our sales and marketing team to source new advertisers for our business growth. We have seven sales and marketing personnel in total as of the date of this annual report, who are responsible for pitching and soliciting advertisers to place ads with our media. If we are unable to attract, retain and motivate our sales and marketing personnel, our business may be adversely affected.

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

Our business has been materially and adversely affected by health epidemics such as the COVID-19 pandemic in China. The COVID-19 outbreak had materially disrupted our business and operations, slowed down Chinese overall economy, curtailed our consumers’ spending, interrupted our sources of supply, and made it difficult to adequately staff our operations.

As a result of the COVID-19 pandemic, we and some of our business partners implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the COVID-19 pandemic, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. Gross billing for the fiscal year ended December 31, 2021 amounted to $54.7 million, representing a decrease of $80.2 million, or 59.4%, from $134.9 million for the fiscal year ended December 31, 2020. Our revenues on a net basis for the fiscal year ended December 31, 2021 decreased by approximately $8.0 million, or 67.2%, as compared with the fiscal year ended December 31, 2020. For the year ended December 31, 2022, we were still affected by the COVID-19 pandemic. Accordingly, our gross billing kept at a low level of $54.6 million, similar to that of the year of 2021. Additionally, our revenues on a net basis for the fiscal year ended December 31, 2022 decreased by approximately $1.5 million, or 38.3%, as compared with the fiscal year ended December 31, 2021.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 40 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances some actions or omissions may be deemed to be violations of applicable laws and regulations. Risks and uncertainties relating to regulation in China of the internet-related business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the internet-related business in China, including evolving licensing practices. This means that some of our permits, licenses or operations in China may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations in China. Any such disruption in our business operations in China may have a material and adverse effect on our results of operations in China.

●	New laws and regulations may be promulgated in China to regulate internet activities, including digital marketing. If these new laws and regulations are promulgated, additional licenses and/or cost of compliance may be required for our operations. If our operations are not in compliance with these new laws and regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties or restrictions on our operations in China.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), (《境内企业境外发行证券和上市管理试行办法》) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which will take effect on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice.

The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules.

Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submissions of initial public offerings or listing applications. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for their offerings and listings and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet but need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. However, if we decide to conduct offerings in the future, we will be required to complete filings under the Overseas Listings Rules with the CSRC. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our subsidiaries, or any of its subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us. In the e vent that we, our subsidiaries, or any of its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or any of its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data processor transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information to abroad; (iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or; (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures Transfer (《网络安全审查办法》), which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to “critical information infrastructure operators” (CIIOs) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Network Internet Data Protection Draft Regulations (draft for comments), (《网络数据安全管理条例（征求意见稿）》), and accepted public comments until December 13, 2021. The Network Internet Data Protection Draft Regulations provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes the personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

As advised by our PRC counsel, based on our aforementioned business operation, we are not a CIIO nor an internet platform operator as mentioned above. However, it remains unclear on how the aforementioned rule will be interpreted, amended and implemented by the relevant PRC governmental authorities. If the implementation of the Cybersecurity Review Measures (2021 version), the Measures for the Security Assessment of Outbound Data Transfer, and/or the Network Internet Data Protection Draft Regulations (draft for comments) mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all.

As of the date of this annual report, we do not expect that the current PRC laws on cybersecurity or data security would have a material adverse impact on our business operations. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions and the costs of compliance with, and other burdens imposed by such laws and regulations may limit the use and adoption of our products, which may have material adverse effects on our business, operations, and financial condition.

The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (《关于依法从严打击证券违法活动的意见》), or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future that may be onerous. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

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

As of the date of this annual report, we are in compliance with labor-related laws and regulations in China in material aspects, including those relating to obligations to make social insurance payments and contribute to the housing provident fund. From July 2018 to March 2019, we had not made adequate contributions to social insurance and other employee benefits for our employees. We have recorded accruals for the estimated amount of underpayment in our financial statements. Pursuant to the PRC Social Insurance Law, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within five days of such order and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue. We estimate the amount of outstanding contributions from July 2018 to December 2018 to be approximately $0.1 million, and the amount of outstanding contributions from January 2019 to March 2019 to be approximately $0.09 million. As of the date of this annual report, we have not received any employee complaint or any government audit request, or penalty orders for these outstanding contributions.

Ms. Wenxiu Zhong, our founder, through a guarantee letter dated April 29, 2020 (the “Guarantee Letter”), promised to unconditionally, irrevocably and personally bear any and all the economic losses and expenses actually incurred by our Company if we are subject to any payment or penalty in relation to our outstanding social insurance contributions from July 2018 to April 2019.

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

Historically, we benefited from preferential tax treatments from the PRC government. Horgos Baosheng enjoyed EIT exemption from 2016 to 2020, Kashi Baosheng enjoyed EIT exemption from 2018 to 2022, and Baosheng Technology has enjoyed EIT exemption since 2020 and is expected to continue enjoying the exemption until 2024.

Although we have been or are now eligible for the foregoing preferential tax treatments, these preferential tax treatments are subject to uncertainties as to their interpretation, administrative implementation, changes and amendments from time to time, or even suspension and termination by relevant authorities. In particular, we cannot assure you that the Xinjiang EIT Exemption Policies will continue to be applied in such a way that will entitle Baosheng Technology to continue to enjoy full EIT exemption in accordance with the existing applicable provisions, or that Baosheng Technology will continue to be able to satisfy the qualifications provided for in the Xinjiang EIT Exemption Policies, the failure of which may render us no longer entitled to such EIT exemption. In the fiscal year 2020, Horgos Baosheng, Kashi Baosheng and Baosheng Technology all enjoyed the effective tax rate under the Xinjiang EIT Exemption Policies at 0%. In the fiscal years 2021 and 2022, Kashi Baosheng and Baosheng Technology enjoyed the effective tax rate under the Xinjiang EIT Exemption Policies at 0%, while Horgos Baosheng enjoyed the standard tax rate at 25%. Had a standard EIT rate of 25% been applied to us in these fiscal years, we would have reported net profit (loss) of $(23.7) million, $(6.7) million and $4.4 million in the fiscal years 2022, 2021 and 2020, respectively, representing a reduction of $nil (0%), $nil(or 0)%, and $2.7 million (or 38.2)% in our net profit, respectively.

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

PRC regulation of loans to PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans to our PRC operating subsidiaries, which might adversely affect our liquidity and our ability to fund and expand our business.

Any foreign loan provided by us to our PRC operating subsidiaries is required to be registered or filed with the State Administration of Foreign Exchange, or SAFE, or the authorized local banks, and our PRC operating subsidiaries may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the People’s Bank of China (“PBOC”) Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing (银发〔2017〕9号《中国人民银行关于全口径跨境融资宏观审慎管理有关事宜的通知》), or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC operating subsidiary. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. On March 11, 2020, Notice of PBOC and SAFE on the Adjustment of Macro-Prudential Adjustment Parameters for Full-Covered Cross-border Financing was issued, according to which, the Macro-Prudential Adjustment Parameters provided in the PBOC Notice No. 9 was adjusted from 1 to 1.25. On January 7, 2021, Notice of People’s Bank of China and State Administration of Foreign Exchange on the Adjustment of Macro-Prudential Adjustment Parameters for Cross-border Financing of Enterprises (《中国人民银行、国家外汇管理局关于调整企业跨境融资宏观审慎调节参数的通知》)was issued, according to which, the Macro-Prudential Adjustment Parameters provided in the PBOC Notice No. 9 was adjusted from 1.25 to 1. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC operating subsidiaries. Currently, our PRC operating subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to provide any loans to our PRC operating subsidiaries in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use any future Renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The Renminbi is currently convertible under the “current account transactions,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our Ordinary Shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

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

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce of the PRC (“MOFCOM”), the State Assets Supervision and Administration Commission, SAT, the Administration for Industry and Commerce (“SAIC”), the China Securities Regulatory Commission (“CSRC”) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《关于外国投资者并购境内企业的规定》) (the “M&A Rules”), which became effective on September 8, 2006 and was amended in June 2009. The M&A Rules, governing the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors, require the PRC parties to make a series of applications and supplemental applications to the government agencies, depending on the structure of the transaction. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the business or assets in China and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. In addition, the M&A Rules also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities.

Following the promulgation of the Foreign Investment Law, the Measures on Reporting of Foreign Investment Information (effective from January 1, 2020) and other relevant regulations recently in China, certain provisions of the M&A Rules, which are in conflict with the new foreign investment rules, are no longer enforceable. For example, mergers and acquisitions by foreign investor of a PRC entity which is not an affiliate to the foreign investor and does not engage in any business on the special administrative measures for access of foreign investment (the “Negative List”) for foreign investment, will not be subject to the approval process as prescribed by the M&A Rules. However, given the M&A Rules are not officially abolished and due to lack of official interpretation and guidance, the M&A Rules might still be enforceable against the transaction parties in terms of price evaluation, payment terms, and certain other aspects that the new foreign investment rules are silent on. Therefore, the M&A Rules may impede our ability to negotiate and complete a business combination transaction on legal and/or financial terms that satisfy our investors and protect our shareholders’ economic interests.

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

Further, China has not entered into treaties or arrangements providing for the recognition and enforcement of judgments made by courts of most other jurisdictions. Any final judgment obtained against us in any court other than the courts of the PRC in connection with any legal suit or proceeding arising out of or relating to our Ordinary Shares will be enforced by the courts of the PRC without further review of the merits only if the court of the PRC in which enforcement is sought is satisfied that:

●	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the PRC;

●	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the PRC;

●	if the judgment was rendered by default by the court rendering the judgment, we, or the above-mentioned persons, were duly served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the PRC; and

●	judgments at the courts of the PRC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

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

We are incorporated in the Cayman Islands and conduct our operations in China. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside in China, including our chief executive officer and chairperson of the board, Shasha Mi, our chief financial officer, Yue Jin, and our directors, Sheng Gong, Kun Zhang, Guangyao Zhu, and Changhong Jiang. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The U.S. Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted in China.

The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years.

Our auditor, YCM CPA INC., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and was not identified in the Determination Report as a firm subject to the PCAOB’s determination. YCM CPA INC. is headquartered in Irvine, California, and has been inspected by the PCAOB on a regular basis.

However, we cannot assure you whether the national securities exchange we are listed on or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, our Ordinary Shares may be delisted in the future if the PCAOB is unable to inspect our accounting firm within two years.

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

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On February 1, 2022, we received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until August 1, 2022. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by August 1, 2022, we may be eligible for an additional 180 calendar days to regain compliance or face delisting. On April 29, 2022, we held our 2022 annual general meeting of shareholders, during which our shareholders approved the proposal to effect a share consolidation at a ratio of 3.2-to-1 (the “Share Consolidation”). On May 11, 2022, our board of directors adopted resolutions to set the effective date of the Share Consolidation to May 24, 2022, and the Share Consolidation has been reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on May 25, 2022.

On December 19, 2022, we received another notification letter from the Nasdaq that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from November 2, 2022 to December 16, 2022, the Company no longer meets the minimum bid price requirement. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until June 19, 2023. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by June 19, 2023, we may be eligible for an additional 180 calendar days to regain compliance or face delisting.

On March 6, 2023, we held our 2023 annual general meeting of shareholders, during which our shareholders adopted ordinary resolutions approving the proposals considered at the meeting. The shareholders passed the ordinary resolution in the meeting, to approve an increase of authorized share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the proposal the “Share Capital Proposal”). The shareholders passed the ordinary resolution in the meeting, to approve a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096, effective on such date as the Board of Directors of the Company shall determine (the proposal the “Share Consolidation Proposal”).

On March 6, 2023, our board of directors adopted resolutions to set the effective date of the Share Consolidation to March 21, 2023, and the Share Consolidation was reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on March 22, 2023.

On April 5, 2023, we received a letter from the Nasdaq Stock Market that we regained compliance with regained compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of our ordinary shares at or greater than $1.0 for 10 consecutive business days from March 22, 2023 to April 4, 2023.

Even though we were able to regain compliance, we cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

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

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

On February 1, 2022, we received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from December 16, 2021 to January 31, 2022, the Company did not the minimum bid price requirement. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until August 1, 2022. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by August 1, 2022, we may be eligible for an additional 180 calendar days to regain compliance or face delisting.

On April 29, 2022, we held our 2022 annual general meeting of shareholders, during which our shareholders approved the proposal to effect a share consolidation at a ratio of 3.2-to-1 (the “Share Consolidation”). On May 11, 2022, our board of directors adopted resolutions to set the effective date of the Share Consolidation to May 24, 2022, and has been reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on May 25, 2022.

On December 19, 2022, we received another notification letter from the Nasdaq that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from November 2, 2022 to December 16, 2022, the Company no longer meets the minimum bid price requirement. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until June 19, 2023. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by June 19, 2023, we may be eligible for an additional 180 calendar days to regain compliance or face delisting.

On March 6, 2023, we held our 2023 annual general meeting of shareholders, during which our shareholders adopted ordinary resolutions approving the proposals considered at the meeting. The shareholders passed the ordinary resolution in the meeting, to approve the Share Capital Proposal and the Share Consolidation Proposal.

On March 21, 2023, the Share Consolidation became effective, and was reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on March 22, 2023. On April 5, 2023, we received a letter from the Nasdaq Stock Market that we regained compliance with regained compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of our ordinary shares at or greater than $1.0 for 10 consecutive business days from March 22, 2023 to April 4, 2023.

Our principal executive office is located at East Floor 5, Building No. 8, Xishanhui, Shijingshan District Beijing, People’s Republic of China. Our telephone number at this address is +86 010-82088021. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, DE 19711. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. We maintain a corporate website at http://ir.bsacme.com. The information contained in our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

We are subject to certain legal and operational risks associated with our subsidiaries’ operations in China, which could cause the value of our Ordinary Shares to significantly decline or be worthless and could lead to our Ordinary Shares being unable to continue listing on a foreign exchange. PRC laws and regulations governing our current business operations are evolving, and therefore, they may impose risks that could result in material changes in our subsidiaries’ operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Beijing Dacheng, the current PRC laws on cybersecurity or data security would not have a material adverse impact on our business operations and our offering, because our customers are mainly enterprises in China and we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the current PRC laws on cybersecurity or data security. Since these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments, or our ability to continue to be listed on the Nasdaq Stock Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years. Our auditor, YCM CPA INC., has served the Company since July 20, 2022 and prepared the audit report as of and for the fiscal year ended December 31, 2022 included elsewhere in this annual report. YCM CPA INC., as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess YCM CPA INC.’s compliance with applicable professional standards. YCM CPA INC. is headquartered in Irvine, California with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis. As such, as of the date of this annual report, our auditor is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information—D. Risk Factor— Risks Related to Doing Business in China—The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S..” and “Item 3. Key Information—D. Risk Factor— Risks Related to our Ordinary Shares— If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.”

Permission Required from PRC Authorities

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval relating to our Ordinary Shares from the PRC authorities, including the CSRC and the CAC, for our subsidiaries’ operations, nor have we or our subsidiaries received any denial of any permission for our subsidiaries’ operations. However, the Overseas Listings Rules and the Guidance Rules and Notice issued by CSRC on February 17, 2023 require domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submissions of initial public offerings or listing applications. Currently, the companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for their offerings and listings and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for their listings yet, but need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. Following the Overseas Listings Rules and the Guidance Rules and Notice, if we decide to conduct offerings to foreign investors in the future, we will be required make filings as required by these rules. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, we cannot assure you that we will be able to complete such filings in a timely manner for future offering. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. Moreover, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted, which may take place quickly with little advance notice, may subject us to additional compliance requirements in the future. Given the current regulatory environment in the PRC, we remain subject to the uncertainty as to whether different interpretations and enforcement of the rules and regulations in the PRC may have an adverse impact on us and our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.”

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

Our business experienced substantial growth from our inception to December 31, 2020, before we experienced negative growth since 2021. Our gross billing decreased from $134.9 million in 2020 to $54.7 million in 2021, representing a decrease of 59.4%, and decreased to $54.6 million in 2022, representing a decrease of 0.3%. In the meantime, the media costs decreased from $123.0 million in 2020 to $50.8 million in 2021, while increased to $52.2 million in 2022, representing a decrease of 58.7% and an increase of 2.7%, respectively. Our revenue on a net basis (i.e. difference between gross billing and media costs) has decreased, in tandem our advertiser base and their advertising spend, from $11.9 million in 2020 to $3.9 million in 2021, and decreased further to $2.4 million in 2022, representing a decrease of 67.2% and a decrease of 38.3%, respectively.

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

Certain of our advertisers carry well-known brands, such as C-trip (携程), Bilibili (B站), Tuhu（途虎养车）, 5I5J Realty (我爱我家), T3Go (南京领行), Snack Video (达佳互联), Kaikeba (开课吧) and i-9game (爱九游). During the fiscal years 2022, 2021 and 2020, the number of advertisers we served increased slightly from 410 in 2020 to 462 in 2021, and decreased to 228 in 2022. Our gross billing decreased from $134.9 million in 2020 to $54.7 million in 2021, and decreased further to $54.6 million in 2022. Our top five advertisers contributed to 47.2%, 96.0% and 89.9% of our total gross billing in the fiscal years 2022, 2021 and 2020, respectively.

The table below sets out the breakdown of our gross billing by industries of our advertisers:

	Gross billing for the years ended December 31,
	2022		2021	2020
	Amount	%	Amount	%	Amount	%
E-commerce & online service platforms	$23,613,492	45.0%	$19,085,684	34.8%	$24,317,322	18%
Online education	6,636,018	12.2%	11,034,006	20.2%	—	0%
Online travel agencies	1,783,556	3.3%	5,524,212	10.1%	4,247,662	3%
Financial services	1,052,485	1.9%	1,019,921	1.9%	1,355,688	1%
Online gaming	10,620,778	19.5%	12,438,353	22.7%	33,602,440	25%
Car services	2,975,537	5.5%	609,995	1.1%	946,739	1%
Third-party advertising agencies	4,075,110	7.5%	4,929,690	9.0%	64,602,520	48%
Others	2,826,101	5.1%	90,671	0.2%	5,811,805	4%
Total	$54,583,077	100%	$54,732,532	100%	$134,884,176	100%

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

We act as the authorized agency for a number of media during the fiscal years 2022, 2021 and 2020, and will endeavor to secure new authorized agency status with media in the future. With our authorized agency status, we can offer our advertisers with direct access for placements of ads.

Set forth below is a summary of the media for which we have secured authorized agency status during the fiscal years 2022, 2021 and 2020, and up to the date of this annual report, and which we consider to be significant to our business operations:

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

From January 2017 to December 2023
Hubei Today’s Headline Technology Co., Ltd. (湖北今日头条科技有限公司)	Operator of one of the leading news portal apps and short-video apps in China	In-feed ads on various content distribution channels, including one of the most popular news portals and short-video apps in China.	January 2019 to December 2020, January 2021 to December 2023
Hainan Toujiao Information Technology Co., Ltd. (海南头角信息科技有限公司)	Operator of video platform of Shuabao (刷宝), a popular short-video sharing platform in China	In-feed ads on Shuabao (刷宝) app	February 2020 to December 2020

To the best of our understanding and based on our experience, certain media may require their authorized agencies to place deposits as payment security and/or to signify the authorized agencies’ commitment in procuring certain minimum amount of ad inventory purchases and/or advertising spend for their advertisers. We determine the amount of deposits and the term of deposits based on the contractual terms with relevant media. These media typically require deposits in the amount of 5% to 10% of the minimum amount of ad inventory purchases and/or advertising spend, which will be refunded to us upon the expiration of the agreement if ad purchases and/or advertising spend our advertisers place with such media reach the minimum requirement. In our agreements with the advertisers seeking to purchase ad inventory from these media, we require the advertisers to pay deposits in the same amount required to be paid to the media, which will be refunded to the advertisers if the minimum requirement for ad inventory purchase and/or advertising spend is fulfilled. From time to time we may pay such deposits on behalf of our advertisers for our own as well as our advertisers’ ease of administrative management. In such cases, depending on the background of such advertisers and our relationship with them, we may or may not require our advertisers to place deposits to us on a back-to-back basis. We determine whether to pay deposits on behalf of an advertiser based on several factors including, but not limited to, the advertiser’s credit history, reputation in the industry, and the amount of ad inventory the advertiser purchases through the current order or has purchased in the past. We pay deposits on behalf of roughly 70% of our advertisers, and the amount of such deposits are about80% of total deposits to be paid to media.

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

Overlapping of our advertisers and media (or their authorized agencies)

As an industry practice, some ad inventory is only available through the relevant media’s authorized agencies as a result of the media’s own policies or practices. Thus, advertising agencies may tap into the marketing channels possessed by other advertising agencies to gain access to a wider array of online media.

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

As a result of the foregoing, we had three, three and six overlapping advertisers and media (which were mostly third-party advertising agencies) that we both procured ad inventory from and facilitated sales of ad inventory to in the fiscal years 2022, 2021 and 2020, respectively. The table below summarizes the aggregate gross billing and media cost attributable to such overlapping advertisers and media (or their authorized agencies) in the fiscal years 2022, 2021 and 2020.

	For the years ended December 31,
	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Gross billing (as our advertisers)	$16,680,318	30.6%	$186,042	0.3%	$7,604,663	5.6%
Media costs (as our media or media agency)	$15,365,395	29.5%	$29,787,671	58.6%	$644,258	0.5%

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

The following table sets forth a breakdown of our revenues during the fiscal years 2022, 2021 and 2020 by revenue model:

	For the years ended December 31,
	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Rebates and incentives earned from publishers	$1,930,188	79.9%	$3,663,168	93.6%	$9,430,758	79.2%
Net fees earned from advertisers	484,910	20.1%	248,392	6.4%	2,480,471	20.8%
Total	$2,415,098	100.0%	$3,911,560	100.0%	$11,911,229	100.0%

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

Set forth below are some of the more typical structures of rebates and incentives that media (or their authorized agencies) offered to us during the fiscal years 2022, 2021 and 2020:

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

The rates of rebates we offer to our advertisers are determined by us on a case-by-case basis, generally with reference to the rebates and incentives we obtain from the relevant media (or its authorized agency), an advertiser’s committed total spend, and our business relationships with such advertiser.

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

For our SEM services, we are generally granted credit periods of up to105 days by media (or their authorized agencies) for settlement of payments on acquisition of ad inventory on behalf of our advertisers. For our non-SEM services, given the variety of types and nature of media and service providers involved, credit terms granted to us by these media (or other advertising service providers) for settlement of payments on acquisition of advertising services and ad inventory are more diverse, which may range from prepayments to 180 days. For our non-SEM services, the most common credit terms granted to us by media for our in-feed ad services are 0 to 105 days, and media for our mobile app ad services and social media ad services typically require prepayments.

On the other hand, we may grant credit terms of up to 180 to 210 days to our advertisers in settlement of our billing to them (i.e., payments made on their behalf for acquisition of ad currency units, ad inventory and other advertising services). When considering whether credit terms are to be granted to our advertisers and the duration of credit terms to be granted, we generally take into account a variety of factors, including, but not limited to, the scale and profile of our advertisers’ businesses, their length of business relationships with us, the media of their choices, their budgeted or committed total advertising spend, their financial conditions, their past legal proceedings, their reputation in the industry, and their historical settlement records. For advertisers with new or relatively short business history with us, we may require prepayments or deposits from our advertisers.

It should be noted that the above credit periods are primarily applicable to payments we make on behalf of our advertisers to media (or their authorized agencies and other service providers) for acquisition of their advertising services and ad inventory. In respect of our revenue, the specific credit terms for rebates and incentives from media (or their authorized agencies) are subject to the terms in our written contracts with them, and they are typically settled either by direct set-off of our accounts payable with them (in case of cash rebates and incentives) or through deposits of ad currency units into our accounts maintained with them (in case of in-kind rebates and incentives). Depending on the media, rebates and incentives we receive from media are settled on a quarterly or a yearly basis and at the beginning of the following quarter or following year. For revenue in the form of net fees, given that they represent the difference between the gross fees we charge our advertisers and the media costs incurred on their behalf, credit terms would correspond to our payments made to media (and other advertising/KOL agencies and service providers) and payments received from advertisers as described in the preceding paragraphs.

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

Generally, search ads may take the form of (i) ranked search ads, which are typically ads displayed among the search results triggered by and directly relevant to a user’s keyword searches, and are typically bought through an auction-based model; or (ii) display search ads that appear in other positions (such as the margin) of a search results page, which is more typically bought through a non-auctioned based model.

In an auction-based model, advertisers typically place bids for a higher likelihood to have their ads displayed in the top positions of the search results page to potentially obtain more clicks on their ad. Under this model, ad inventory is typically priced under a “cost per click” (“CPC”) model, which means the advertisers will pay for every click on their ad. The cost is determined by several factors determined by the search engine’s algorithm, typically including the maximum bid, quality score, and the ad rank of other advertisers bidding for the same keyword. For non-auction-based model, advertisers generally acquire an ad space on a search results page at a price which is usually determined under a “cost per time” (“CPT”) pricing model.

The following depicts samples of our search ad offerings:

●Ranked search ads (搜索排名广告):

●Display search ads (显示类搜索广告):

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

Mobile app ads

Mobile app ads generally refer to ads that are deployed in selected mobile sites or mobile apps, and typically appear in the form of banners, buttons, app-launch screen images and interstitial ads. During the fiscal years 2022, 2021 and 2020, media channels we utilized for deployment of mobile app ads for our advertisers included independent apps with acceptable level of traffic, app stores as well as demand-side platforms, or DSPs.

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

Social media marketing ads:

We assist our advertisers in the design of advertising strategies, provide advices on choices of ad formats and materials (such as short-video, image and text descriptions), and recommend appropriate social media accounts and suitable media channels for implementation and deployment of the advertising campaigns based on the themes and the desired effects of the campaigns. From time to time, we may be requested to arrange third party service providers to assist in the preparation of advertising materials on behalf of our advertisers.

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

In 2022, our top five customers were Hubei Toutiao Technology Co., Ltd., Hangzhou Qubian Network Technology Co., Ltd., Guangzhou Juyao Information Technology Co., Ltd., Shanghai Mingkan Advertising Co., Ltd. and Beijing Yiling Shengshi Cultural Media Co., Ltd., representing 36.8%, 13.3%, 10.7%, 5.1% and 4.7% of our total revenue, respectively.

Concentration of customers

23.6%, 41.0% and 61.9% of our gross billing, and 13.3%, 62.6% and 68.6% of our revenue, for the fiscal years 2022, 2021 and 2020, respectively, were associated with our SEM services. The search engine market in China demonstrates a highly concentrated feature on resource distribution. Very few search engines host the vast majority of online search traffics. As a result, search ad resources are concentrated on a few search engines. Accordingly, advertising service providers which offer SEM services will inevitably face customer concentration by the very nature of the market landscape.

Sogou, of which we were its authorized agency from 2016 to March 2021, had been our top customer during this period of time. The revenue contribution from Sogou had been stable during the fiscal years 2022, 2021 and 2020, accounting for 0%, 41.8% and 68.9% of our revenue in the fiscal years 2022, 2021 and 2020, respectively.

We have been actively expanding our advertiser base and other revenue sources, and at the same time identifying and securing authorized agency status with suitable media with a view to reducing our customer concentration and our risk of over-reliance on any particular customer. In this connection, we have successfully secured authorized agency status with other media. See “— Business model — Our media” in this section for further details of the media that we have secured authorized agency status and that we believe are significant to our business operations. On the other hand, the number of advertisers we served decreased slightly from 410 in 2020 to 462 in 2021, and decreased to 228 in 2022. Our gross billing and revenue contribution from our non-SEM services decreased from $51.4 million and $3.7 million in 2020 to $32.1 million and $1.5 million in 2021, respectively, and increased to $41.7 million and $2.1 million in 2022, respectively. We endeavor to continue our efforts in further diversifying our revenue and customer base, and we are confident that our added authorized agency status with other media would facilitate our efforts in expanding our revenue source and attract new advertisers.

Suppliers

As we recognize all our revenue on a net basis as either rebates and incentives from media or net fees from advertisers, we do not have any significant suppliers and our cost of sales is mostly composed of our staff costs. For more details on our revenue model, see “— Revenue model and payment cycle” in this section.

Sales and Marketing

As of the date of this annual report, we had seven employees in our sales and marketing teams who are mainly responsible for pitching and soliciting advertisers to place ads with media through us. They are tasked with growing and optimizing our advertiser base, understanding advertisers’ needs, and cultivating and maintaining relationships with such advertisers.

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years 2022, 2021 and 2020, we did not make any material insurance claims in relation to our business.

Legal Proceedings

We may from time to time become a party to various legal administrative proceedings arising in our ordinary course of our business. As we routinely enter into business contracts with our advertisers, we have been and may continue to be involved in legal proceedings arising from contract disputes.

In 2019, Horgos Baosheng brought a breach of contract claim against Qingdao Xingyuan Automobile Information Technology Co., Ltd. (“Qingdao Xingyuan”) and sought recovery of RMB3.85 million in aggregate. On December 21, 2020, the reviewing court entered a judgment, ruling in favor of Horgos Baosheng and requiring Qingdao Xingyuan to compensate Horgos Baosheng RMB3.25 million and an extra penalty calculated based on the loan prime rate from August 28, 2019, to the actual date of payment. As of the date of this annual report, the judgment is under the stage of enforcement.

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

In June 2021, Baosheng Technology brought a breach of contract claim against Beijing 5198 Technology Co., Ltd. (“5198”) and Jiangxi Wanda Shikong Technology Co., Ltd. (“Wanda Shikong”) in the Beijing Haidian District People’s Court through the first hearing and sought recovery of RMB5,933,200 (approximately $931,429) and related liquidated damages. 5198 and Wan Shikong had paid RMB5,000,000 (approximately $784,929) as a security deposit to Baosheng Technology, and Baosheng Technology believes that such security deposit can be used to offset the RMB5,933,200 recovery. In the meantime, we have requested the court to freeze the two bank accounts of 5198 and Wanda Shikong with a total amount of RMB378,337 (approximately $53,393). On March 7, 2022, the court held the second hearing. On April 20, 2022, taking into account the defendant parties’ financial situation as well as the long-term business relationship among the parties, Baosheng decided to withdraw its action against 5198 and only sought recovery of RMB370,000 (approximately $56,024) from Wanda Shikong. Wanda Shikong made no objection to the changed claims. Both parties agreed to resolve this dispute through court mediation. Subsequently, on April 24, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Wanda Shikong shall pay Beijing Baosheng RMB370,000 (approximately $56,024) by April 26, 2022, and (2) the litigation-related expenses shall be borne by Beijing Baosheng. On August 22, 2022, Beijing Baosheng received the full payment of RMB370,000 (US$56,024) from Wanda Shikong.

In January 2022, Beijing Baosheng brought a breach of contract claim against Beijing Hekai Qianyu Intelligent Technology Co., Ltd. (“Hekai Qianyu”) and Beijing Zhigu Education Technology Co., Ltd. (“Zhigu Education”) and Mr. Hongpeng Yao (the legal representatives of both Hekai Qianyu and Zhigu Education) in the Beijing Dongcheng District People’s Court and sought recovery of RMB756,000 (approximately $118,681) and related liquidated damages. Beijing Baosheng subsequently withdraw its action against Zhigu Education and agreed to resolve this dispute with the other two defendants through court mediation. On March 25, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Hekai Qianyu shall pay Beijing Baosheng RMB756,000 (approximately $118,681) by April 24, 2022, and in case of any late payment of the foregoing, an additional daily penalty calculated from April 25, 2022 to the actual date of payment shall be imposed; (2) Mr. Hongpeng Yao assumes jointly and several liability for the payment under item (1); and (3) the litigation-related expenses shall be borne by Hekai Qianyu and Mr. Hongpeng Yao. On April 25, 2022, Beijing Baosheng filed a request with the court, seeking to mandatorily enforce the settlement. As of the date of this annual report, the settlement is under the stage of enforcement, and Beijing Baosheng has not yet received any payment from the defendants.

In March 2022, Beijing Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Beijing Baosheng applied for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Beijing Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102). As of the date of this annual report, Beijing Baosheng is waiting for the court’s procedural approval on the extension of reservation.

In December 2022, the Beijing Chaoyang District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant and Beijing Zhijin Dapeng Education Technology Co., Ltd (“Dapeng”), as the defendant. In this case, Beijing Baosheng sought recovery of RMB435,731.02 (approximately $63,271) and related liquidated damages from Dapeng. Later in February 2023, Beijing Baosheng submitted additional evidence to the court. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice on the subsequent procedures.

In November 2022, Beijing Baosheng brought a breach of contract claim against Shanghai Yituo Information Technology Co., Ltd (“Yituo”) in the Shanghai Jinshan District People’s Court and sought recovery of RMB50,843.31 (approximately $7,383) and related liquidated damages. The court held the hearings on February 14, 2023 and March 27, 2023. The court entered a judgment on April 11, 2023, ruling in favor of Beijing Baosheng. The judgment was served to Beijing Baosheng on April 24, 2023, and will become final and binding on the parties if Yituo does not file any appeals against the judgement before May 9, 2023.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case, filed by Beijing Baosheng as the complainant and Beijing Kaikeba Technology Co., Ltd. (“Beijing Kaikeba”), Huike Education Technology Group Co., Ltd., Hangzhou Kaikeba Technology Co., Ltd. (“HZ Kaikeba”), and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB34,436,345.13 (approximately $5,010,488.22) and related liquidated damages from Beijing Kaikeba, HZ Kaikeba, and Fang Yechang. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice on the subsequent procedures. On February 27, 2023, the People’s Court of Hangzhou Yuhang District ruled to accept the bankruptcy liquidation case of HZ Kaikeba and requested the creditors of HZ Kaikeba file their claims by April 21, 2023. Beijing Baosheng has filed its creditor claims involved in this case against HZ Kaikeba following the bankruptcy procedures. As of the date of this annual report, Beijing Baosheng is waiting for the bankruptcy administrator to confirm its rights as a creditor.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, HZ Kaikeba, and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB4,756,957.57 (approximately $692,137.33) and related liquidated damages from defendants. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice on the subsequent procedures. On February 27, 2023, the People’s Court of Hangzhou Yuhang District ruled to accept the bankruptcy liquidation case of HZ Kaikeba and requested the creditors of HZ Kaikeba file their claims by April 21, 2023. Beijing Baosheng has filed its creditor claims involved in this case against HZ Kaikeba following the bankruptcy procedures. As of the date of this annual report, Beijing Baosheng is waiting for the bankruptcy administrator to confirm its rights as a creditor.

In April 2022, the Beijing Dongcheng District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, as the defendant. In this case, Beijing Baosheng sought recovery of RMB2,197,472.35 (approximately $319,732.23) and related liquidated damages from Beijing Kaikeba. On July 11, 2022, the court issued a civil mediation statement confirming that the parties had reached an agreement that, among others, Beijing Kaikeba agreed to pay Beijing Baosheng the service fee for the period from January 1, 2022 to March 31, 2022, in an amount of RMB 2,197,472.35 (approximately $317,974.25) in three installments by the end of 2022. As of the date of this annual report, Beijing Baosheng has not received any payment from Beijing Kaikeba. Given that Beijing Kaikeba currently has no assets, the court enforcement procedures against Beijing Kaikeba has been terminated in April 2023. In the event that the court or Beijing Baosheng locates any asset of Beijing Kaikeba, Beijing Baosheng will be able to apply for resumption of the enforcement procedures against Beijing Kaikeba.

On November 10, 2022, the Beijing Shijingshan District People’s Court accepted a contract claim case filed by Beijing Baosheng, as the complainant, and Fang Yechang and his spouse, as defendants. In this case, Beijing Baosheng requested the defendants to assume joint and several guarantee liability for Beijing Kaikeba’s debt to Beijing Baosheng in an amount of RMB2,197,472.35 (approximately $319,732.23). As of the date of this annual report, Baosheng is waiting for the court’s notice on the hearing.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd (“Shenzhen Pusi”), as the complainant, and Beijing Baosheng as the defendant. In this case, Shenzhen Pusi sought recovery of RMB160,964.7 (approximately $23,291.59) and related liquidated damages from Beijing Baosheng. The court hearing will be held on May 8, 2023.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations relating to Advertising Businesses

The Advertising Law (《中华人民共和国广告法》) which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 27, 1994 and amended on April 24, 2015, October 26, 2018, April 29, 2021 respectively and became effective on April 29, 2021, requires that advertisers, advertisement operators and advertisement publishers shall ensure that contents of advertisements produced or spread by them are true and totally comply with applicable laws and regulations, and contents of advertisements shall not include, inter alia, information which (1) damages the national dignity or interest, or involves state secrets; (2) contains such words as “national”, “highest level” and “the best”; and (3) involves ethnic, racial, religious and gender discrimination. In addition, advertisements with certain special contents shall be subject to government review prior to publication, and advertisement operators and advertisement publishers shall confirm that such review has been sufficiently implemented and relevant approvals have been obtained. Violation of the aforesaid requirements may lead to penalties, confiscation of advertising revenues, or being ordered to stop spreading the advertisement or to publish an advertisement for correcting any misleading information. If such case is serious, the industrial and commercial administration authority may order termination of advertising operation or cancelation of the business license.

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

The Administrative Measures for Internet Advertising (《互联网广告管理办法》) (promulgated on February 25, 2023) will replace the Interim Measures from May 1, 2023. The Administrative Measures will generally uphold the legal principals and substantial requirements under the Interim Measures, whilst making some improvement based on recent development of the online advertising industry. Among others, it requires internet advertisement operators to timely cooperate with the market regulatory authorities in official inspections over internet advertising industry and allows the regulatory authority to mitigate or exempt the operators from certain administrative penalty, if the operators can prove that they have fulfilled the relevant responsibilities, adopted measures to prevent the illegal advertising and provided the contact information of the responsibility party to the authorities.

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

On April 13, 2020, the Cyberspace Administration of China and other departments issued Cybersecurity Review Measures (《网络安全审查办法》), which took effect on June 1, 2020, to provide for more detailed rules regarding cybersecurity review requirements. On July 10, 2021, the CAC issued the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the “Review Measures Draft”). Later on December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures Transfer (《网络安全审查办法》), which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. See “Item 3. Key Information—D. Risk Factor— Risks Related to Doing Business in China— Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Regulations relating to Intellectual Property Rights

Copyrights

In accordance with the Copyright Law of the PRC (《中华人民共和国著作权法》) promulgated by the SCNPC on September 7, 1990, last amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively, and came into effect on June 1, 2021, Chinese citizens, legal persons or other entities own the copyright in their works whether published or not, including written works, oral works, music, comedy, arts of talking and singing, dance and acrobatics, work of art and architecture work, photographic works, video and audio works; engineering design drawing, product design drawing, map, sketch and other graphic works and model works, computer software and other works specified by laws and administrative regulations. The rights a copyright owner has include but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right and right of compilation.

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

Regulations Relating to Overseas Listings and Offerings

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), of which the public comment period ended on January 23, 2022.

The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), (《境内企业境外发行证券和上市管理试行办法》), and five supporting guidelines (collectively, the “Overseas Listings Rules”), which will become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies. Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submissions of initial public offerings or listing applications. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for their offerings and listings and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for their listings yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offerings and listings may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Pursuant to the Social Insurance Law of the PRC (《中华人民共和国社会保险法》), which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1—3 times the overdue amount.

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

The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes (《内地和香港特别行政区关于对所得避免双重征税和防止偷漏税的安排》), or the Arrangement, on August 21, 2006. According to the Arrangement, 5% withholding tax rate shall apply to the dividends paid by a PRC company to a Hong Kong resident, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% of withholding tax rate shall apply if the Hong Kong resident holds less than 25% of the equity interests in the PRC company.

Pursuant to the Circular on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties (《关于执行税收协定股息条款有关问题的通知》), which was promulgated by SAT and became effective on February 20, 2009, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.

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

PRC Laws and Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

According to the Regulations on the Control of Foreign Exchange (《中华人民共和国外汇管理条例》), which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 5, 2008, payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. According to regulations on foreign exchange settlement of FIEs, they may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

SAFE Circular No. 21

On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (“SAFE Circular No. 21”), which was amended on December 30, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was further amended on May 4, 2015, October 10, 2018, and December 30, 2019, respectively, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs.

SAFE Circular No. 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》), effective from June 1, 2015, and amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

SAFE Circular No. 19

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises(《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》), or the SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Based on the foregoing, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to our WFOE through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the State Administration for Industry and Commerce or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Circular 37

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》), or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment of Circular 37.

Under the relevant rules, any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject our SPV to restrictions imposed on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders, and contribute registered capital as well as additional capital to WFOE. If WFOE fails to obtain necessary registered capital within the approved business time limit, the industries and commercial administrative authorities might revoke its business license. Due to the failure by shareholders to complete the registration, WFOE’s ability to pay dividends or make distributions to our SPV is also restricted, and repatriation of profits and dividends derived from SPV by PRC residents to China are illegal. The offshore financing funds are also not allowed to be used in China. In addition, the failure of the PRC resident shareholders to complete the registration may subject the shareholders to fines less than RMB50,000, and the enterprises to fines less than RMB300,000.

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

On December 27, 2021, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (外商投资准入特别管理措施(负面清单) (2021年版)) (the “Negative List 2021”), which was promulgated by NDRC and MOFCOM and became effective on January 1, 2022. Industries listed in the Negative List 2021 are divided into two categories with respect to foreign investment: restricted and prohibited. On March 12, 2022, the Negative List for Market Access (2022) (市场准入负面清单2022 年版) was promulgated by NDRC and MOFCOM, which sets forth prohibited investment industries and industries requiring special permission, applicable to both the PRC investors and foreign investors. Industries not listed in the Negative List 2021 and Negative List for Market Access (2022) are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

Our principal businesses are precluded from the Negative List 2021 and the Negative List for Market Access (2022) and is thus within a permitted industry for foreign investment.

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

Following the promulgation of the Foreign Investment Law, the Measures on Reporting of Foreign Investment Information (effective from January 1, 2020) and other relevant regulations recently in China, certain provisions of the M&A Rules, which are in conflict with the new foreign investment rules, are no longer enforceable. For example, mergers and acquisitions by foreign investor of a PRC entity which is not an affiliate to the foreign investor and does not engage in any business on the Negative Lists, including Negative List 2021 and Negative List for Market Access (2022) for foreign investment will not be subject to the approval process as prescribed by the M&A Rules. However, given the M&A Rules is not officially abolished and due to lack of official interpretation and guidance, the M&A Rules might still be enforceable against the transaction parties in terms of price evaluation, payment terms, and certain other aspects that the new foreign investment rules are silent on.

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

D.  Property, Plants and Equipment

Our corporate headquarter is located in Beijing, China. We use the ten properties we own and two properties we lease from an unrelated third party in Horgos as office spaces with an aggregate gross floor area of approximately11,737.51 ft2.We use a property we own in Beijing as office space, with a total gross floor area of 8,167.98 ft2. We lease four properties as office spaces in Beijing, Shanghai, and Kashi, from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the years ended December 31, 2022, 2021 and 2020, the number of advertisers (including direct advertisers and third party advertising agencies subscribing our services on behalf of their advertising clients) were 228, 462 and 410, respectively. Our gross billing were $54.6 million, $54.7 million and $134.9 million, respectively. For the years ended December 31, 2022, 2021 and 2020, top five advertisers contributed 47.2%, 44.8% and 47.5% of total gross billing, respectively.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the years ended December 31, 2022, 2021 and 2020, we generated rebates and incentives from publishers of $1.9 million, $3.7 million and $9.4 million, respectively, and net fees from advertisers of $0.5 million, $0.2 million and $2.5 million, respectively.

For the years ended December 31, 2022 and 2021, our gross billing kept stable at $54.6 million and $54.7 million, respectively. However as affected by termination of authorized agency agreement with Sogou in March 2021, we did not earn gross billings or revenues from Sogou and experienced a decrease in both the number of advertisers and the amount of revenues.

For the years ended December 31, 2021 and 2020, our gross billing kept stable at $54.7 million and $134.9 million, respectively. For the year ended December 31, 2021, our decrease in gross billings and revenues as compared with those of the year ended December 31, 2020 was mainly caused by the decrease in gross billing and revenue from Sogou. Sogou was our top publisher for the year ended December 31, 2020. For the years ended December 31, 2020, Sogou contributed gross billing of $82.2 and revenues of $8.1 million, respectively. However, our annual authorized agency agreement with Sogou expired in March 2021, which was not renewed subsequently. We did not act as the authorized agent of Sogou since April 2021. As a result of this, our revenue generated from SEM services with Sogou for the year ended December 31, 2021 declined substantially as compared with the year ended December 31, 2020.

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

Impact of COVID-19 on our business

Our business could be adversely affected by the effects of epidemics. Due to the COVID-19 pandemic, we have taken measures to reduce the impact of the COVID-19 outbreak, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. As the Chinese government have lifted the COVID-19 related restrictive measures, we expect our gross billing and revenues on a net basis will continue to increase in the long-term. The extent to which COVID-19 impacts our results of operations will depend on the future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

We earned gross billing in the amount of $54.6 million for the year ended December 31, 2022, a decrease of $0.1 million, or 0.3%, from $54.7 million for the year ended December 31, 2021. Due to the higher media costs charged by publishers, our revenues on a net basis for the year ended December 31, 2022 decreased by approximately $1.5 million, or 38.3%, as compared with the fiscal year ended December 31, 2021. In addition to the impact of COVID-19, which led to decreased orders from our advertisers, the decrease of gross billing and revenues was mainly due to the fact that we did not act as the authorized agent of Sogou since April 2021, which was our top publisher for the year ended December 31, 2020. For the year ended December 31, 2020, SEM services with Sogou contributed gross billings of $82.2 million and $107.0 million, respectively, while for the years ended December 31, 2021 and 2022, SEM services with Sogou contributed gross billings of $18.2 million and $nil, respectively. The sharp decrease in gross billings resulted in a decrease of rebates and incentives earned from Sogou, which were both calculated as a percentage of gross billings. For the year ended December 31, 2022, we did not earn revenues from Sogou. For the year ended December 31, 2021, our revenues from Sogou were $2.0 million, representing a decrease of $6.1 million from $8.1 million for the year ended December 31, 2020.

Additionally, as affected by the COVID-19 pandemic and stricter governmental regulations against education industry, financial industry and gaming industry, our advertisers slowed down the payments processing procedures. For the year ended December 31, 2022, we witnessed a longer turnover days in accounts receivable due from mobile app ads advertisers. To mitigate the adverse impact on our cash flows, we reduced our services provided to mobile apps customers in the fiscal year 2022. In addition, we also provided higher allowance on doubtful accounts of accounts receivable, prepayments and other current assets.

Results of Operations for the Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2022	2021	Amount	%
Revenues	$2,415,098	$3,911,560	$(1,496,462)	(38.3)%
Cost of revenues	(2,446,941)	(2,077,516)	(369,425)	17.8%
Gross (loss) profit	(31,843)	1,834,044	(1,865,887)	(101.7)%

Operating expenses
Selling and marketing expenses	(764,258)	(1,086,078)	321,820	(29.6)%
General and administrative expenses	(2,811,215)	(2,856,789)	45,574	(1.6)%
Provision for doubtful accounts	(20,460,667)	(6,880,008)	(13,580,659)	197.4%
Impairment of property and equipment	—	(434,878)	434,878	(100.0)%
Total operating expenses	(24,036,140)	(11,257,753)	(12,778,387)	113.5%

Loss from operations	(24,067,983)	(9,423,709)	(14,644,274)	155.4%

Other income (expenses)
Interest income (expense), net	16,397	(57,109)	73,506	(128.7)%
Change in fair value of warrant liabilities	1,912	2,367,632	(2,365,720)	(99.9)%
Subsidy income	3,089	574,878	(571,789)	(99.5)%
Other income (expenses), net	307,748	(209,145)	516,893	(247.1)%
Total other income, net	329,146	2,676,256	(2,347,110)	(87.7)%

Loss before income taxes	(23,738,837)	(6,747,453)	(16,991,384)	251.8%

Income tax expense	—	—	—	0%

Net loss	$(23,738,837)	$(6,747,453)	$(16,991,384)	251.8%

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

Our total revenues decreased by $1.5 million or 38.3%, from $3.9 million for the year ended December 31, 2021, to $2.4 million for the year ended December 31, 2022. The following table sets forth a breakdown of our revenues:

	For the Years Ended
	December 31,				Variance
	2022	%	2021	%	Amount	%
Rebates and incentives offered by publishers	$1,930,188	79.9%	$3,663,168	93.6%	$(1,732,980)	(47.3)%
Net fees from advertisers	484,910	20.1%	248,392	6.4%	236,518	95.2%
Total	$2,415,098	100.0%	$3,911,560	100.0%	$(1,496,462)	(38.3)%

The rebates and incentives offered by publishers decreased by $1.7 million, or 47.3%, from $3.7 million for the year ended December 31, 2021 to $1.9 million for the year ended December 31, 2020, which was mainly caused by the net effect of i) a decrease of $2.2 million in revenue from Sogou, as the authorized agency agreement between the Company and Sogou expired on March 31, 2021. We did not generate revenues from Sogou for the year ended December 31, 2022, and ii) an increase of $0.6 million in rebates and incentives offered by new media publishers. For the year ended December 31, 2022, the Company obtained two new media publishers which offered rebates of incentives of $0.6 million to the Company.

The net fees from advertisers increased by $0.3 million, or 95.2%, to $0.5 million for the year ended December 31, 2022 from $0.2 million for the year ended December 31, 2021. The increase was mainly caused by the increase of $0.4 million in net fees earned from advertisers for news feed ads services which is an increasingly popular advertising type among advertisers.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2022 and 2021:

	For the years ended
	December 31,		Variance
	2022	2021	Amount	%
SEM services
Gross billing	$12,900,814	$22,618,957	$(9,718,143)	(43.0)%
Less: Media costs	12,579,451	20,169,837	(7,590,386)	(37.6)%
(as % of gross billing)	97.5%	89.2%
Revenue from SEM services	$321,363	$2,449,120	$(2,127,757)	(86.9)%

Non-SEM services
Gross billing	$41,682,263	$32,113,575	$9,568,688	29.8%
Less: Media costs	39,588,528	30,651,135	8,937,393	29.2%
(as % of gross billing)	95.0%	95.4%
Revenue from Non-SEM services	$2,093,735	$1,462,440	$631,295	43.2%

Revenues	$2,415,098	$3,911,560	$(1,496,463)	(38.3)%

The revenues from SEM services consist of rebates and incentives offered by publishers. The revenues from SEM services decreased by $2.1 million, or 86.9%, to $0.3 million for the year ended December 31, 2022 from $2.4 million for the year ended December 31, 2021. The decrease in revenues from SEM services was primarily due to a decrease of $2.2 million in revenues from Sogou as we have not provided agency services to Sogou since April 2021.

The revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services increased by $0.6 million, or 43.2%, to $2.1 million for the year ended December 31, 2022 from $1.5 million for year ended December 31, 2021. Such an increase was mainly attributable to an increase in rebates and incentives offered by new media publishers. For the year ended December 31, 2022, the Company obtained two new media publishers which offered rebates of incentives of $0.6 million to the Company.

Cost of revenues

Our total cost of revenues increased by $0.3 million or 17.8%, from $2.1 million for the year ended December 31, 2021, to $2.4 million for the year ended December 31, 2022. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2022 and 2021:

	For the years ended
	December 31,				Variance
	2022	%	2021	%	Amount	%
SEM services	$325,600	13.3%	$1,662,013	80.0%	$(1,336,413)	(80.4)%
Non-SEM services	2,121,341	86.7%	415,503	20.0%	1,705,838	410.5%
Total	$2,446,941	100.0%	$2,077,516	100.0%	$369,425	17.8%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges.

The increase was primarily attributable to an increase of staff costs by $0.4 million, or 17.8%, as a result of hiring additional employees (based on monthly average headcount) for agency services for Alibaba and ByteDance since April 2021. The Company employed staff who were expert in producing short video clips and flow media for these two customers. However, as they were affected by the Chinese government’s policies on the educational industry, the two customers contributed less revenue than previously forecasted, leading to a loss in gross profit for the year ended December 31, 2022.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit decreased by $1.8 million, or 101.7% from $1.8 million for the year ended December 31, 2021 to $31,843 for the year ended December 31, 2022. The following table sets forth a breakdown of gross profit by services offered for the year ended December 31, 2022 and 2021:

	For the years ended
	December 31,				Variance
	2022	%	2021	%	Amount	%
SEM services	$(4,237)	13.3%	$787,107	42.9%	$(791,344)	(100.5)%
Non-SEM services	(27,606)	86.7%	1,046,937	57.1%	(1,074,543)	(102.6)%
Total	$(31,843)	100.0%	$1,834,044	100.0%	$(1,865,887)	(101.7)%

Operating expenses

Our operating expenses increased by $11.0 million, or 98.2%, from $11.3 million for the year ended December 31, 2021, to $22.3 million for the year ended December 31, 2022. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2022 and 2021:

	For the years ended
	December 31,				Variance
	2022	%	2021	%	Amount	%
Revenues	$2,415,098	100%	$3,911,560	100%	$(1,496,462)	(38.3)%
Operating expenses
Selling and marketing expenses	764,258	31.6%	1,086,078	27.8%	(321,820)	(29.6)%
General and administrative expenses	2,811,215	116.4%	2,856,789	73.0%	(45,574)	(1.6)%
Provision for doubtful accounts	20,460,667	847.2%	6,880,008	175.9%	13,580,659	197.4%
Impairment of property and equipment	—	0.0%	434,878	11.1%	(434,878)	(100.0)%
Total operating expenses	$24,036,140	995.2%	$11,257,753	287.8%	$12,778,387	113.5%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses decreased by $0.3 million, or 29.6%, from $1.1 million for the year ended December 31, 2021 to $0.8 million for the year ended December 31, 2022. This decrease in selling expenses was primarily due to a decrease of $0.3 million in salary and welfare expenses because of resignation of sales staff who were hired to promote advertisers for ByteDance, a newly acquired customer in the year 2021. However the publisher was underperformed as affected by the Chinese government’s policies on the educational industry and contributed less to our revenue in the fiscal year ended December 31, 2022 than expected.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, and consulting and professional fees. General and administrative expenses kept stable at $2.8 million and $2.9 million for the years ended December 31, 2022 and 2021, respectively.

Provision for doubtful accounts

The following table sets forth a breakdown of provision for doubtful accounts for the years ended December 31, 2022 and 2021:

	For the years ended December 31,		Variances
	2022	2021	Amount	%
Provision for doubtful accounts receivables	$19,276,587	$4,155,246	$15,121,341	363.9%
Provision for doubtful prepayments	1,196,563	2,668,421	(1,471,858)	(55.2)%
Provision for doubtful other current assets	(12,483)	56,341	(68,824)	(122.2)%
	$20,460,667	$6,880,008	$13,580,659	197.4%

Provision for doubtful accounts receivables

Provision for doubtful accounts receivable increased by $15.1 million, or 363.9%, from $4.2 million for the year ended December 31, 2021 to $19.3 million for the year ended December 31, 2022. The increase was primarily because some of our mobile app ads advertisers were adversely affected by both the COVID-19 pandemic and stricter governmental regulations affecting the financial and insurance industry, education industry and gaming industry. Accordingly, our advertisers in these industries slowed down payments of accounts receivables and required us to provide longer credit terms. We provided increasing allowances on accounts receivables due from these advertisers according to the Company’s provision policy.

Provision for doubtful prepayments

Provision for doubtful prepayments was $1.2 million and $2.7 million for the years ended December 31, 2022 and 2021. Such prepayments were made to certain publishers for purpose of lock in media cost. However as they were affected by COVID-19, the Company did not place advertising service orders with these publishers over the past two years, and the Company provided full allowance against these prepayments because the prepayment aged over two years and the Company was uncertain if it could obtain the services underlying the prepayments or to be refunded.

Other income (expenses), net

For the year ended December 31, 2022, other income, net primarily consisted of nondeductible input value-added taxes of $0.4 million. For the year ended December 31, 2021, other expenses, net primarily consisted of loss from nonrefundable rental deposits of $0.1 million and nondeductible input value-added taxes of $0.1 million.

Income tax expense

For the years ended December 31, 2022 and 2021, we incurred net operating losses and were not subject to or subject to minimal income tax expenses due to tax payments in quarterly tax return.

Net Loss

As a result of the foregoing, we reported a net loss of $23.7 million for the year ended December 31, 2022, as compared to a net loss of $6.7 million for the year ended December 31, 2021.

Results of Operations for the Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations during the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2021	2020	Amount	%
Revenues	$3,911,560	$11,911,229	$(7,999,669)	(67.2)%
Cost of revenues	(2,077,516)	(1,256,353)	(821,163)	65.4%
Gross profit	1,834,044	10,654,876	(8,820,832)	(82.8)%

Operating expenses
Selling and marketing expenses	(1,086,078)	(947,834)	(138,244)	14.6%
General and administrative expenses	(2,856,789)	(2,103,263)	(753,526)	35.8%
Provision for doubtful accounts	(6,880,008)	(1,960,604)	(4,919,404)	250.9%
Impairment of property and equipment	(434,878)	—	(434,878)	100%
Total operating expenses	(11,257,753)	(5,011,701)	(6,246,052)	124.6%

(Loss) Income from operations	(9,423,709)	5,643,175	(15,066,884)	(267.0)%

Other income (expenses)
Interest expense, net	(57,109)	(183,896)	126,787	(68.9)%
Change in fair value of warrant liabilities	2,367,632	—	2,367,632	100%
Subsidy income	574,878	955,439	(380,561)	(39.8)%
Other (expenses) income, net	(209,145)	638,611	(847,756)	(132.7)%
Total other income, net	2,676,256	1,410,154	1,266,102	89.8%

(Loss) Income before income taxes	(6,747,453)	7,053,329	(13,800,782)	(195.7)%

Income tax expense	—	(108,638)	108,638	(100.0)%

Net (loss) income	$(6,747,453)	$6,944,691	$(13,692,144)	(197.2)%

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

Operating expenses

Our operating expenses increased by $6.3 million, or 124.6%, from $5.0 million for the year ended December 31, 2020, to $11.3 million for the year ended December 31, 2021. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2021 and 2020:

	For the years ended
	December 31,				Variance
	2021	%	2020	%	Amount	%
Revenues	$3,911,560	100%	$11,911,229	100%	$(7,999,669)	(67.2)%
Operating expenses
Selling and marketing expenses	1,086,078	27.8%	947,834	8.0%	138,244	14.6%
General and administrative expenses	2,856,789	73.0%	2,103,263	17.7%	753,526	35.8%
Provision for doubtful accounts	6,880,008	175.9%	1,960,604	16.5%	4,919,404	250.9%
Impairment of property and equipment	434,878	11.1%	—	0%	434,878	100%
Total operating expenses	$11,257,753	287.8%	$5,011,701	42.1%	$6,246,052	124.6%

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

Provision for doubtful accounts

The following table sets forth a breakdown of provision for doubtful accounts for the years ended December 31, 2021 and 2020:

	For the years ended December 31,		Variances
	2021	2020	Amount	%
Provision for doubtful accounts receivables	$4,155,246	$1,960,604	$2,194,642	111.9%
Provision for doubtful prepayments	2,668,421	—	2,668,421	100%
Provision for doubtful other current assets	56,341	—	56,341	100%
	$6,880,008	$1,960,604	$4,919,404	250.9%

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

On December 22, 2022, Baosheng Network entered into a bank loan agreement with Bank of Beijing under which Beijing Baosheng borrowed a one-year loan of RMB10.0 million (approximately $1.4 million). The interest rate for the borrowing was fixed at 3.65% per annum. The loan is guaranteed by two third parties, for whom the Company involved a third party counter-guarantor. In addition, the Company pledged its properties with the counter guarantor.

The Company had a net loss of $22.5 million and $6.7 million for the years ended December 31, 2022 and 2021, and the Company had a history of cash outflows, reporting cash outflows of $31.2 million and $3.4 million from operating activities for the years ended December 31, 2021 and 2020, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As December 31, 2022, in addition to cash of $6.8 million, our total gross accounts receivable were $49.8 million, and our total media deposit balance was $1.3 million. Cash generated from the collection of such receivables and deposits will be used in our operation as working capital.

As of December 31, 2022, our working capital was $38.7 million. Our working capital needs are influenced by the size of our operations, the volume and dollar value of our sales contracts, the performance on our customer contracts, and the timing for collecting accounts receivable and media deposits, and repayment of accounts payable and advertiser deposits.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China. On December 31, 2018, the Company’s board of directors approved a resolution to pay a cash dividend of RMB 50.0 million (equivalent to $7.3 million) to our shareholders at the time of record, out of the retained earnings balance. As our shareholders are in the form of limited companies, income taxes are exempted in accordance with PRC tax laws. During the year ended December 31, 2022, 2021 and 2020, the Company paid dividends of $1.2 million, $2.2 million, and $nil to its shareholders. As of December 31, 2022, the Company had no outstanding dividends payable.

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

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2022	2021	2020
Net Cash Provided by (Used in) Operating Activities	$1,601,481	$(31,213,199)	$(3,393,204)
Net Cash (Used in) Provided by Investing Activities	(3,777,782)	(6,414,339)	1,244,612
Net Cash Provided by Financing Activities	295,765	36,085,744	772,373
Effect of exchange rate changes on cash and cash equivalents	(323,238)	152,389	631,527
Net (decrease) in cash, cash equivalents and restricted cash	(2,203,774)	(1,389,405)	(744,692)
Cash, cash equivalents and restricted cash at beginning of year	8,882,851	10,272,256	11,016,948
Cash, cash equivalents and restricted cash at end of year	$6,679,077	$8,882,851	$10,272,256

Operating Activities

Net cash provided by operating activities was $1.6 million for the year ended December 31, 2022, mainly derived from (i) net loss of $23.7 million for the year adjusted for noncash provision for doubtful accounts of $20.5 million, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $1.4 million because of collections; (b) a decrease of advances from advertisers of $0.8 million due to the intense competition in the advertising agency industry, which resulted in less advances required; and (c) a decrease in prepayment of $6.9 million and accounts payable to third parties of $2.4 million as a result of the decrease of purchases of ads on behalf of advertisers.

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

We generally grant a credit term of up to 180 days to advertisers. The turnover days for accounts receivable for the years ended December 31, 2022, 2021 and 2020 were 369 days, 442 days, and 167 days, respectively. The long turnover days of accounts receivable for the year of 2022 and 2021 was mainly due to a slowdown in payment from our mobile apps customers, who were severely affected by the COVID-19 pandemic and required a longer term for extension of credit from us. Our turnover days for accounts receivable is calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our gross billing for the year, multiplied by 365 days.

We are generally granted credit term of up to 90 days by publishers for our SEM services, and credit term ranging from prepayments to 180 days for our non -SEM services. The turnover days for accounts payable for the years ended December 31, 2022, 2021 and 2020 were 72 days, 172 days, 103 days, respectively. The increase of turnover days of accounts payable for the year of 2021 was mainly caused by increase of media costs of non-SEM services as a percentage of the total media costs. Our turnover days for accounts payable is calculated as the average of the beginning and ending balance of the carrying amount of accounts payable for the year, divided by our media costs for the year, multiplied by 365 days.

Investing Activities

Net cash used in investing activities amounted to $3.8 million for the year ended December 31, 2022, primarily including the purchase of property and equipment of $1.5 million, purchases of short-term investments of $5.2 million and investment in an investee of $0.8 million, partially offset by proceeds of $1.9 million from redemption of short-term investments and repayment of loans of $1.6 million from related parties.

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

Financing Activities

Net cash provided by financing activities amounted to $0.3 million for the year ended December 31, 2022, primarily consisting of proceeds from bank borrowing of $1.5 million, partially offset by payment of dividends of $1.2 million to shareholders.

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

Capital Expenditures

Our capital expenditures were $1.5 million $1.9 million, and $1,007 in fiscal years ended December 31, 2022, 2021 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business

Holding Company Structure

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance against accounts receivable

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

For the years ended December 31, 2022, 2021 and 2020, we provided allowance against accounts receivable of $19,276,587, $4,155,246 and $1,960,604, respectively. For the years ended December 31, 2022, 2021 and 2020, we wrote off allowance against accounts receivable of $7,239,204, $2,562,857 and $nil, respectively.

Valuation of deferred tax assets

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

As of December 31, 2022 and 2021, deferred tax assets from the net operating loss carryforwards amounted to $1.2 million and $1.6 million, respectively. We have recognized a valuation allowance of $1.2 million, $1.6 million and $nil for the years ended December 31, 2022, 2021 and 2020, respectively.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,000). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this prospectus.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Shasha Mi	36	Chairperson of the board and Chief Executive Officer
Sheng Gong	41	Director
Yue Jin	41	Chief Financial Officer
Kun Zhang	41	Independent Director
Guangyao Zhu	41	Independent Director
Changhong Jiang	46	Independent Director

The following is a brief biography of each of our executive officers and directors:

Shasha Mi, age 36, serves as the Company’s Chief Executive Officer, the Chairperson of the Board of Directors, and director since July 2022. Ms. Shasha Mi has more than ten years of management experience in the online advertising industry. Since August 2021, Ms. Shasha Mi has served as the Chief Executive Officer and the chairperson of the board of Beijing Baosheng Network Technology Co., Ltd., a limited liability company formed in the China and an indirect wholly-owned subsidiary of the Company. Ms. Shasha Mi is responsible for designing business strategies for Baosheng Network, overseeing the execution of business strategies, and managing the daily operations of Baosheng Network. From August 2017 to July 2021, Ms. Shasha Mi served as the chairperson of the board of directors of Beijing Baosheng. From August 2016 to June 2017, Ms. Shasha Mi served as the vice president at Jiangsu Wansheng Weiye Network Technology Co., Ltd., an online advertising company in the PRC. From May 2012 to July 2016, Ms. Shasha Mi served as the sales director at Beijing Qihoo Technology Co., Ltd. Ms. Shasha Mi obtained her bachelor’s degree in accounting from Beijing Union University in 2008. Ms. Mi is pursuing her master’s degree in business administration from Tsinghua University and expects to obtain her degree in 2023.

Sheng Gong, age 41, serves as our director and the national sales director of our SEM advertising, and is primarily responsible for overseeing the business development, sales and marketing of our SEM services. Mr. Sheng Gong has over 10 years of experience in business development and sales and marketing in the media industry in China. Since August 2021, Mr. Sheng Gong has served as the legal corporate representative and director of Baosheng Network, responsible for overseeing the company’s business development, client relations, and management functions. From June 2018 to July 2021, Mr. Sheng Gong served as the head of business department of the Beijing branch company of Horgos Baosheng. Prior to that, Mr. Sheng Gong served as a director, head of business development, and legal corporate representative of Beijing Baosheng from May 2016 to May 2018. Mr. Sheng Gong received a bachelor’s degree in computer application from Beijing Jianshe University in the PRC in 2004.

Yue Jin, age 41, serves as our chief financial officer and our financial director. Mr. Yue Jin is responsible for managing our finances, evaluating our financial risks and opportunities, and is responsible for financial reporting. Mr. Yue Jin has over 10 years of financial experience. Prior to joining us in January 2020 as the financial director of Beijing Baosheng, Mr. Yue Jin served as the financial director at Using Media Group from November 2018 to December 2019. From May 2011 to October 2018, Mr. Yue Jin served as the financial manager and vice financial director at Beijing Zoom Interactive Online Marketing Technology Co., Ltd. Mr. Yue Jin received a diploma from Renmin University in the PRC in 2003 with a major in financial accounting and received a bachelor’s degree in accounting from Capital University of Economics and Business in Beijing in 2012.

Kun Zhang, age 41, has served as the Company’s independent director since August 2021. Mr. Kun Zhang has 17 years of experience in corporate finance, investment banking and business management. From 2016 to present, Mr. Zhang has been working as the General Manager for Guangzhou Aidi Auto Tech Development Co., Ltd. From November 2009 to December 2015, Mr. Kun Zhang worked for Eastman Chemical Company (NYSE: EMN), one of the Fortune 500 companies, as a business director. Mr. Kun Zhang graduated from Xi’An University of Science and Technology with a bachelor’s degree in environmental engineering the PRC in 2003, and obtained an advanced MBA degree from the School of Economics and Management, Tsinghua University in the PRC in 2018.

Guangyao Zhu, age 41, has served as the Company’s independent director since September 2022. Mr. Zhu has served as the chairman at Beijing Mingdi Technology and Trade Development Co., Ltd., a company that invests in the business of landscaping, construction, and construction supplies since October 2021. Since December 2018, Mr. Guangyao Zhu has served as the deputy secretary general at the artificial intelligence education special committee of the China Electronics Chamber of Commerce, where Mr. Zhu was primarily responsible for outreach activities of the special committee. From September 2017 to November 2018, Mr. Zhu served as the chairman of the board of directors at Beijing Kunyue Education Technology Co., Ltd., a company investing in Sino-foreign cooperative education and school-enterprise cooperative education, where Mr. Zhu was mainly responsible for overseeing the company’s daily operations and making strategic decisions for the company. Mr. Zhu obtained his bachelor’s degree in English from Beijing Foreign Studies University in the PRC in 2003 and his master’s degree in international trade from the University of Murcia in Spain in 2022.

Changhong Jiang, age 46, has served as the Company’s independent director since February 2022. Mr. Changhong Jiang has over 15 years of experience in corporate finance and auditing and is familiar with the reporting requirements of U.S. GAAP. Since June 2019, Mr. Changhong Jiang has served as the deputy general manager, board secretary and partner of Beijing Zhongke Natong Electronic Technology Co., Ltd., where he mainly oversees the company’s initial public offering process. From December 2015 to May 2019, Mr. Jiang served as the financial director of Tianjin Taida Energy Group Co., Ltd, overseeing the company’s financial management, financing, budgeting and auditing functions. Mr. Changhong Jiang obtained his associate degree in accounting from Beijing Forestry University in the PRC in 2004 and bachelor’s degree in labor and social security from Jilin University in the PRC in 2015.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	0	4	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of $106,041.20 in cash to our executive officers, and we paid $59,663.75 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Changhong Jiang, Guangyao Zhu, and Kun Zhang. Changhong Jiang is the chairman of our audit committee. We have determined that Changhong Jiang, Guangyao Zhu, and Kun Zhang satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Changhong Jiang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Kun Zhang, Guangyao Zhu, and Changhong Jiang. Mr. Kun Zhang is the chairperson of our compensation committee. We have determined that Kun Zhang, Guangyao Zhu, and Changhong Jiang satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Guangyao Zhu, Changhong Jiang, and Kun Zhang. Mr. Guangyao Zhu is the chairperson of our nominating and corporate governance committee. Guangyao Zhu, Changhong Jiang, and Kun Zhang satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2020, 2021 and 2022, we had a total of 78, 128 and 59 employees, all of which are located in China. The following table sets forth the breakdown of our employees by function as of December 31, 2022:

	As of
	December 31,
	2022
		% of
	Number	Total
Functions:
Sales and marketing	10	17%
Advertiser services	4	7%
Ad optimization	33	56%
Media relationships	3	5%
Management and administration	9	15%
Total	59	100%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 18, 2023 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 1,534,487 Ordinary Shares issued and outstanding as of April 18, 2023.

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

	Ordinary Shares Beneficially Owned
			Percentage
		Percentage of	of aggregate
		Total Ordinary	voting
	Number	Shares*	power**
Directors and Executive Officers: †
Shasha Mi	—	—	—
Sheng Gong (1)	34,375	2.24%	0%
Yue Jin	—	—	—
Guangyao Zhu	—	—	—
Kun Zhang	—	—	—
Changhong Jiang	—	—	—

All directors and executive officers as a group:	34,375	2.26%	0%

5% Shareholders:
An Rui Tai BVI (2)	343,750	22.40%	22.40%
Deng Guan BVI (3)	239,584	15.61%	15.61%
PBCY Investment (4)	312,500	20.37%	20.37%
EJAM BVI (5)	104,645	6.82%	6.82%

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

†The business address for our directors and executive officers is East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing, People’s Republic of China.

(1)

Represents the number of Ordinary Shares beneficially owned by Mr. Sheng Gong through An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 10% by Mr. Sheng Gong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents the number of Ordinary Shares beneficially owned by An Rui Tai BVI, a business company incorporated under the laws of the BVI, which is owned as to 90% by Ms. Wenxiu Zhong and 10% by Mr. Sheng Gong. The registered address of An Rui Tai BVI is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents the number of Ordinary Shares beneficially owned by Deng Guan BVI, a business company incorporated under the laws of the BVI and is wholly owned by Mr. Hui Yu. The registered address of Deng Guan BVI is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.

(4)

Represents the number of Ordinary Shares beneficially owned by PBCY Investment, a business company incorporated under the laws of the BVI and is owned as to 86.35% by Pubang Landscape through Pubang Hong Kong and 13.65% by CYY Holdings. The registered address of PBCY Investment is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.

(5)

Represents the number of Ordinary Shares beneficially owned by EJAM BVI, a business company incorporated under the laws of the BVI and wholly owned by EJAM International, which is a direct wholly owned subsidiary of EJAM Group. The registered address of EJAM BVI is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.

As of the date of this annual report, approximately 30.30% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company).

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

For the years ended December 31, 2022, 2021 and 2020, our transactions with related parties were summarized in the below table:

1)	Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (“EJAM Group”)	Indirectly hold a 6.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (“Pubang Hong Kong”)	Indirectly hold a 20.4% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Horgos Meitui Network Technology Co., Ltd. (“Horgos Meitui”)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Ms. Wenxiu Zhong	Former chairperson of the Board of Directors, former CEO and indirect equity shareholder of the Company
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)	Transactions with related parties

	For the Years Ended
	December 31,
	2022	2021	2020
Gross billing from a related party
Horgos Zhijiantiancheng	$—	$83,909	$—
Guangzhou Yijiantiancheng	—	8,743	—
	$—	$92,652	$—
Services purchased from related parties
Horgos Zhijiantiancheng	$4,464,919	$11,298,397	$—

3)	Balances with related parties

As of December 31, 2022 and 2021, the balances due from related parties were as follows:

	December 31,	December 31,
	2022	2021
Media deposits
Horgos Zhijiantiancheng (a)	$104,390	$1,426,419

Prepayments
Horgos Zhijiantiancheng (a)	$3,314,744	$2,361,779

Due from related parties
Ms. Wenxiu Zhong (b)	$—	$1,720,102
Anruitai Investment Limited	28,667	28,667
	$28,667	$1,748,769
(a)

Horgos Zhijiantiancheng is both a media and advertiser with the Company. For the years ended December 31, 2022 and 2021, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng.

(b)

As of December 31, 2021, the Company had amount due from Ms. Wenxiu Zhong of $1,734,604 with the amount due to Ms. Wenxiu Zhong of $14,502 being net off on the consolidated balance sheet. In connection with the lawsuit case filed by Ms. Chen Chen in June 2019, Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from two lawsuits filed by Ms. Chen Chen against Beijing Baosheng and Baosheng Hong Kong. On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of December 31, 2021, the Company recorded a receivable of RMB11,053,940 ($1,734,604) due from Ms. Wenxiu Zhong. As of March 7, 2022, Ms. Wenxiu Zhong fully settled such balance by making cash payments in aggregate amount of RMB11,053,940 ($1,734,604).

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

Legal Proceedings

We may from time to time become a party to various legal administrative proceedings arising in our ordinary course of our business. As of the date of this annual report, we were a party to one pending and one recently decided material legal proceedings. As we routinely enter into business contracts with our advertisers, we have been and may continue to be involved in legal proceedings arising from contract disputes.

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

In June 2021, Baosheng Technology brought a breach of contract claim against Beijing 5198 Technology Co., Ltd. (“5198”) and Jiangxi Wanda Shikong Technology Co., Ltd. (“Wanda Shikong”) in the Beijing Haidian District People’s Court through the first hearing and sought recovery of RMB5,933,200 (approximately $931,429) and related liquidated damages. 5198 and Wan Shikong had paid RMB5,000,000 (approximately $784,929) as a security deposit to Baosheng Technology and Baosheng Technology believes that such security deposit can be used to offset the RMB5,933,200 recovery. In the meantime, the Company has requested the court to froze the two bank accounts of 5198 and Wanda Shikong with a total amount of RMB378,337 (approximately $53,393). On March 7, 2022, the court held the second hearing. On April 20, 2022, taking into account the defendant parties’ financial situation as well as the long-term business relationship among the parties, Baosheng decided to withdraw its action against 5198 and only sought recovery of RMB370,000 (approximately $56,024) from Wanda Shikong. Wanda Shikong made no objection to the changed claims. Both parties agreed to resolve this dispute through court mediation. Subsequently, on April 24, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Wanda Shikong shall pay Beijing Baosheng RMB370,000 (approximately $56,024) by April 26, 2022, and (2) the litigation-related expenses shall be borne by Beijing Baosheng. On August 22, 2022, Beijing Baosheng received the full payment of RMB370,000 (approximately $56,024) from Wanda Shikong.

In January 2022, Beijing Baosheng brought a breach of contract claim against Beijing Hekai Qianyu Intelligent Technology Co., Ltd. (“Hekai Qianyu”) and Beijing Zhigu Education Technology Co., Ltd. (“Zhigu Education”) and Mr. Hongpeng Yao (the legal representatives of both Hekai Qianyu and Zhigu Education) in the Beijing Dongcheng District People’s Court and sought recovery of RMB756, 000 (approximately $118,681) and related liquidated damages. Beijing Baosheng subsequently withdraw its action against Zhigu Education and agreed to resolve this dispute with the other two defendants through court mediation. On March 25, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Hekai Qianyu shall pay Beijing Baosheng RMB756,000 (approximately $118,681) by April 24, 2022, and in case of any late payment of the foregoing, an additional daily penalty calculated from April 25, 2022 to the actual date of payment shall be imposed; (2) Mr. Hongpeng Yao assumes jointly and several liability for the payment under item (1); and (3) the litigation-related expenses shall be borne by Hekai Qianyu and Mr. Hongpeng Yao. On April 25, 2022, Beijing Baosheng filed a request with the court, seeking to mandatorily enforce the settlement. As of the date of this annual report, the settlement is under the stage of enforcement, and Beijing Baosheng has not yet received any payment from the defendants.

In March 2022, Beijing Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Beijing Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Beijing Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102). As of the date of this annual report, Beijing Baosheng is waiting for the court’s approval on the extension of reservation.

In December 2022, the Beijing Chaoyang District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant and Beijing Zhijin Dapeng Education Technology Co., Ltd (“Dapeng”), as the defendant. In this case, Beijing Baosheng sought recovery of RMB435,731.02 (approximately $63,271) and related liquidated damages from Dapeng. Later in February 2023, Beijing Baosheng submitted additional evidence to the court. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice on the subsequent procedures.

In November 2022, Beijing Baosheng brought a breach of contract claim against Shanghai Yituo Information Technology Co., Ltd (“Yituo”) in the Shanghai Jinshan District People’s Court and sought recovery of RMB50,843.31 (approximately $7,383) and related liquidated damages. The court held the hearings on February 14, 2023 and March 27, 2023. The court entered a judgment on April 11, 2023, ruling in favor of Beijing Baosheng. The judgment was served to Beijing Baosheng on April 24, 2023, and will become final and binding on the parties if Yituo does not file any appeals against the judgement before May 9, 2023.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case, filed by Beijing Baosheng as the complainant and Beijing Kaikeba Technology Co., Ltd. (“Beijing Kaikeba”), Huike Education Technology Group Co., Ltd., Hangzhou Kaikeba Technology Co., Ltd. (“HZ Kaikeba”), and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB34,436,345.13 (approximately $5,010,488.22) and related liquidated damages from Beijing Kaikeba, HZ Kaikeba, and Fang Yechang. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice on the subsequent procedures. On February 27, 2023, the People’s Court of Hangzhou Yuhang District ruled to accept the bankruptcy liquidation case of HZ Kaikeba and requested the creditors of HZ Kaikeba file their claims by April 21, 2023. Beijing Baosheng has filed its creditor claims involved in this case against HZ Kaikeba following the bankruptcy procedures. As of the date of this annual report, Beijing Baosheng is waiting for the bankruptcy administrator to confirm its rights as a creditor.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, HZ Kaikeba, and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB4,756,957.57 (approximately $692,137.33) and related liquidated damages from defendants. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice on the subsequent procedures. On February 27, 2023, the People’s Court of Hangzhou Yuhang District ruled to accept the bankruptcy liquidation case of HZ Kaikeba and requested the creditors of HZ Kaikeba file their claims by April 21, 2023. Beijing Baosheng has filed its creditor claims involved in this case against HZ Kaikeba following the bankruptcy procedures. As of the date of this annual report, Beijing Baosheng is waiting for the bankruptcy administrator to confirm its rights as a creditor.

In April 2022, the Beijing Dongcheng District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, as the defendant. In this case, Beijing Baosheng sought recovery of RMB2,197,472.35 (approximately $319,732.23) and related liquidated damages from Beijing Kaikeba. On July 11, 2022, the court issued a civil mediation statement confirming that the parties had reached an agreement that, among others, Beijing Kaikeba agreed to pay Beijing Baosheng the service fee for the period from January 1, 2022 to March 31, 2022, in an amount of RMB 2,197,472.35 (approximately $317,974.25) in three installments by the end of 2022. As of the date of this annual report, Beijing Baosheng has not received any payment from Beijing Kaikeba. Given that Beijing Kaikeba currently has no assets, the court enforcement procedures against Beijing Kaikeba has been terminated in April 2023. In the event that the court or Beijing Baosheng locates any asset of Beijing Kaikeba, Beijing Baosheng will be able to apply for resumption of the enforcement procedures against Beijing Kaikeba.

On November 10, 2022, the Beijing Shijingshan District People’s Court accepted a contract claim case filed by Beijing Baosheng, as the complainant, and Fang Yechang and his spouse, as defendants. In this case, Beijing Baosheng requested the defendants to assume joint and several guarantee liability for Beijing Kaikeba’s debt to Beijing Baosheng in an amount of RMB2,197,472.35 (approximately $319,732.23). As of the date of this annual report, Baosheng is waiting for the court’s notice on the hearing.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd (“Shenzhen Pusi”), as the complainant, and Beijing Baosheng, as the defendant. In this case, Shenzhen Pusi sought recovery of RMB160,964.7 (approximately $23,291.59) and related liquidated damages from Beijing Baosheng. The court hearing will be held on May 8, 2023.

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

Our Amended and Restated Memorandum and Articles of Association is filed as Exhibit 1.1 to this annual report. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on July 20, 2020 and effective on February 10, 2021.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$60,000 divided into 6,250,000 Ordinary Shares, par value $0.0096 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

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

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

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

At any time, the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

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

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and the articles, any special resolutions passed by such companies, the registers of mortgages and charges of such companies and a list of current directors of such companies). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

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

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

We received net proceeds of approximately $30.2 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 5, 2021. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $4.3 million, which included approximately $2.4 million in underwriting discounts for the initial public offering and approximately $1.9 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $28.3 million of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1 (File No.: 333-239800).

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Due to the foregoing material weakness, management concluded that as of December 31, 2022, our internal control over financial reporting was ineffective.

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

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA INC. and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

	For the Years Ended December 31,
	2022	2021
Audit fees(1) -Friedman LLP	$300,000	$345,000
Audit fees(1) -YCM CPA Inc.	40,000	—
Audit-Related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
Total	$340,000	$345,000

Note:

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, review of the interim financial statements and for the audits of the financial statements in connection with the initial public offering, as well as the issuance of comfort letter in connection with the initial public offering and consent letter for shelf registration.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

From January 20, 2020 to July 20, 2022, the policy of our audit committee was to pre-approve all audit and non-audit services provided by Friedman LLP, our former independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

Since July 20, 2022, the policy of our audit committee is to pre-approve all audit and non-audit services provided by YCM CPA INC., our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 20, 2022, we terminated Friedman LLP, our former independent registered public accounting firm, effective immediately, and appointed YCM CPA INC. as our independent registered public accounting firm, effective immediately. The appointment of YCM CPA INC. was made after careful consideration and evaluation process by the Company and was approved by the board of directors of the Company on July 20, 2022. The Company’s decision to make this change was not the result of any disagreement between the Company and Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Friedman LLP on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the consolidated financial statements of the Company for the year ended December 31, 2021 contained an uncertainty about the Company's ability to continue as a going concern.

During the fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period prior to the engagement of YCM CPA INC., neither the Company, nor someone on behalf of the Company, consulted YCM CPA INC. regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that YCM CPA INC. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The details of the Company’s change of auditor is described on its current report on Form 6-K filed with the SEC on July 21, 2022 (File No. 001-39977), which is incorporated by reference herein.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Baosheng Media Group Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association

2.1*	Registrant’s Specimen Certificate for Ordinary Shares

2.2	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 254449), filed with the SEC on March 18, 2021)

2.3*	Description of Securities

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

4.3*	English Translation of Service Framework Contract by and between Nanjing Lingxing Technology Co., Ltd. and Beijing Baosheng Network Technology Co., Ltd., as amended, dated April 3, 2023

4.4*	English Translation of Channel Cooperation Agreement by and between Horgos Zhijian Tiancheng Technology Co., Ltd. and Beijing Baosheng Network Technology Co., Ltd., dated January 1, 2023

4.5*	English Translation of Agent and Service Agent Cooperation Agreement by and between Beijing Baosheng Technology Co., Ltd. and Guangzhou Juyao Information Technology Co., Ltd., dated January 1, 2023

4.6*

English Translation of Business Cooperation Agreement on Agent Data Promotion of Ocean Engine by and among Xiamen Today’s Headline Information Technology Co., Ltd., Beijing Baosheng Technology Co., Ltd. and Beijing Baosheng Network Technology Co., Ltd., dated January 1, 2023

4.7*	English Translation of Network Promotion Service Agreement by and between Jiangsu Manyun Software Technology Co., Ltd. and Beijing Baosheng Technology Co., Ltd., dated March 6, 2023

8.1	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 001-39977), filed with the SEC on May 17, 2022)

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

Baosheng Media Group Holdings Limited

	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer and Chairperson of the Board of Directors (Principal Executive Officer)
Date: May 8, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baosheng Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Baosheng Media Group Holdings Limited and subsidiaries (collectively, the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income (loss), change in shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flow for year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 and 15, the Company adjusted all shares and per share data periods presented for the shares re-designation. We audited the adjustments that were applied to restate the disclosure for share re-designation reflected in the December 31, 2021 and 2020 consolidated financial statements to retrospectively apply the effects of the share re-designation that occurred subsequent to the years ended December 31, 2021. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2021 and 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2021 and 2020 consolidated financial statements taken as a whole.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered a net loss of $23,738,837 for the year ended December 31, 2022. This factor raises a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

May 8, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baosheng Media Group Holdings Limited

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments related to the 2022 Share Consolidation, Increase in Share Capital and 2023 Share Consolidation as discussed in Note 1 and Note 15, the accompanying consolidated balance sheets of Baosheng Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements) (the 2021 and 2020 consolidated financial statements before the effects of the retrospective adjustments related to the 2022 Share Consolidation, Increase in Share Capital and 2023 Share Consolidation as discussed in Note 1 and Note 15 to the consolidated financial statements are not presented herein). In our opinion, the consolidated financial statements, before the effects of the retrospective adjustments related to the 2022 Share Consolidation, Increase in Share Capital and 2023 Share Consolidation as discussed in Note 1 and Note 15, present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments related to 2022 Share Consolidation, Increase in Share Capital and 2023 Share Consolidation as discussed in Note 1 and Note 15 to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

/s/ Friedman LLP

New York, New York

May 16, 2022

We have served as the Company’s auditor from 2020 through 2022.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

(Expressed in U.S. dollar, except for the number of shares)

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$6,679,077	$4,751,538
Restricted cash	—	4,131,313
Short-term investments	3,082,990	—
Accounts receivable, net	32,101,818	56,363,183
Prepayments - third parties	803,956	9,376,247
Prepayments - a related party	3,314,744	2,361,779
Media deposits - third parties	1,281,434	1,244,704
Media deposits - a related party	104,390	1,426,419
Due from related parties	28,667	1,748,769
Other current assets	2,742,406	4,797,022
Total Current Assets	50,139,482	86,200,974

Long-term investment	2,261,787	1,569,218
Property and equipment, net	2,351,328	1,378,457
Intangible assets, net	558,226	775,603
Prepayments for licensed copyrights	2,735,592	2,960,789
Right of use assets	—	1,195,092
Total Assets	$58,046,415	$94,080,133

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowings	$1,449,864	$—
Accounts payable	8,853,669	12,161,957
Advance from advertisers	748,039	1,622,458
Advertiser deposits	541,444	916,531
Dividends payable	—	1,255,375
Income tax payable	257,262	278,440
Due to related parties	14,499	—
Operating lease liabilities, current	—	515,592
Warrant liabilities	832	2,744
Accrued expenses and other liabilities	744,181	2,728,300
Total Current Liabilities	12,609,790	19,481,397

Operating lease liabilities, noncurrent	—	537,447

Total Liabilities	12,609,790	20,018,844

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 6,250,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2022 and 2021, respectively)*	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Statutory reserve	898,133	898,133
Retained earnings	5,257,627	28,996,464
Accumulated other comprehensive (loss) income	(2,298,284)	2,587,543
Total Shareholders’ Equity	45,436,625	74,061,289

Total Liabilities and Shareholders’ Equity	$58,046,415	$94,080,133
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, an increase in the Company’s share capital from $50,000 to $60,000, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For the Years Ended December 31, 2022, 2021, and 2020

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2022	2021	2020
Revenues	$2,415,098	$3,911,560	$11,911,229
Cost of revenues	(2,446,941)	(2,077,516)	(1,256,353)
Gross (loss) profit	(31,843)	1,834,044	10,654,876

Operating Expenses
Selling and marketing expenses	(764,258)	(1,086,078)	(947,834)
General and administrative expenses	(2,811,215)	(2,856,789)	(2,103,263)
Provision for doubtful accounts	(20,460,667)	(6,880,008)	(1,960,604)
Impairment of property and equipment	—	(434,878)	—
Total Operating Expenses	(24,036,140)	(11,257,753)	(5,011,701)

(Loss) Income from Operations	(24,067,983)	(9,423,709)	5,643,175

Other Income (Expenses)
Interest income (expense), net	16,397	(57,109)	(183,896)
Changes in fair value of warrant liabilities	1,912	2,367,632	—
Subsidy income	3,089	574,878	955,439
Other income (expenses), net	307,748	(209,145)	638,611
Total Other Income, Net	329,146	2,676,256	1,410,154

(Loss) Income Before Income Taxes	(23,738,837)	(6,747,453)	7,053,329

Income tax benefit	—	—	(108,638)

Net (Loss) Income	$(23,738,837)	$(6,747,453)	$6,944,691

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(4,885,827)	1,393,597	2,531,676
Comprehensive (Loss) Income	$(28,624,664)	$(5,353,856)	$9,476,367

Weighted average number of ordinary share outstanding
Basic and Diluted*	1,534,487	1,459,390	1,062,502

(Loss) Earnings per share
Basic and Diluted*	$(15.47)	$(4.62)	$6.54
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2022, 2021, and 2020

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
			Additional			Other
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	(Loss) Income	Equity
Balance as of January 1, 2020	1,062,502	$10,200	$3,814,665	$898,133	$35,472,246	$1,893,783	$79,784,574
Net income	—	—	—	—	6,944,691	—	6,944,691
Appropriation to statutory reserve	—	—	—	217,259	(217,259)	—	—
Foreign currency translation adjustments	—	—	—	—	—	2,531,676	2,531,676
Balance as of December 31, 2020	1,062,502	$10,200	$3,814,665	$898,133	$35,743,917	$1,193,946	$41,660,861
Issuance of ordinary shares in connection with initial public offering (“IPO”)	312,500	3,000	26,079,224	—	—	—	26,082,224
Issuance of ordinary shares in connection with over-allotment of IPO	46,875	450	4,154,537	—	—	—	4,154,987
Issuance of ordinary shares in connection with a private placement	112,610	1,081	7,515,992	—	—	—	7,517,073
Net loss	—	—	—	—	(6,747,453)	—	(6,747,453)
Foreign currency translation adjustments	—	—	—	—	—	1,393,597	1,393,597
Balance as of December 31, 2021	1,534,487	$14,731	$41,564,418	$898,133	$28,996,464	$2,587,543	$74,061,289
Net loss	—	—	—	—	(23,738,837)	—	(23,738,837)
Foreign currency translation adjustments	—	—	—	—	—	(4,885,827)	(4,885,827)
Balance as of December 31, 2022	1,534,487	$14,731	$41,564,418	$898,133	$5,257,627	$(2,298,284)	$45,436,625
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net (loss) income	$(23,738,837)	$(6,747,453)	$6,944,691
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	387,020	286,874	449,035
Amortization of right-of-use assets	513,218	731,923	92,979
Loss from disposal of property and equipment	1,275	—	—
Provision for doubtful accounts of accounts receivables	19,276,587	4,155,246	1,960,604
Provision for doubtful accounts of prepayments	1,196,563	2,668,421	—
Provision for doubtful accounts of other current assets	(12,483)	56,341	—
Changes in fair value of short-term investments	(17,335)	—	—
Loss from disposal of property and equipment	—	14,810	—
Impairment of property and equipment	—	434,878	—
Gain from disposal of intangible assets	—	—	(639,792)
Changes in fair value of warrant liabilities	(1,912)	(2,367,632)	—
Issuance cost in connection with warrant liabilities	—	34,927	—
Deferred tax expenses (benefits)	—	—	108,638
Changes in operating assets and liabilities:
Notes receivable	—	—	57,936
Accounts receivable	1,197,088	6,069,121	(12,463,921)
Prepayments - third parties	6,859,021	(5,802,836)	(153,907)
Prepayments - a related party	(1,160,912)	(2,333,148)	—
Media deposits - third parties	(134,687)	5,686,916	2,280,182
Media deposits - a related party	1,243,870	(1,409,128)	—
Other current assets	1,745,634	(1,353,409)	(590,378)
Accounts payable	(2,442,824)	(23,769,006)	(2,730,134)
Advance from advertisers	(769,787)	(1,722,679)	2,506,020
Advertiser deposits	(313,009)	(5,029,471)	(1,063,757)
Income tax payable	—	(302,038)	121,077
Accrued expenses and other liabilities	(1,848,320)	354,692	(182,909)
Operating lease liabilities	(378,689)	(870,548)	(89,568)
Net Cash Provided by (Used in) Operating Activities	1,601,481	(31,213,199)	(3,393,204)

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,514,414)	(1,101,948)	(1,007)
Purchases of intangible assets	(13,463)	(837,299)	—
Proceeds from disposal of property and equipment	222,916	—	—
Proceeds from disposal of intangible assets	—	—	1,245,619
Prepayments for licensed copyrights	—	(2,924,897)	—
Purchases of short-term investments	(5,215,262)	—	—
Redemption of short-term investments	1,931,936	—	—
Purchase of long-term investments	(832,219)	(1,550,195)	—
Repayment of loans from related parties	1,642,724	—	—
Net Cash (Used in) Provided by Investing Activities	(3,777,782)	(6,414,339)	1,244,612

Cash Flows from Financing Activities:
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	—	26,507,760	—
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	—	4,154,987	—
Issuance of units pursuant to a private placement, net of issuance costs	—	9,852,486	—
Capital injection from shareholders	—	—	—
Proceeds from bank borrowings	1,486,105	7,750,977	1,448,394
Repayment of bank borrowings	—	(9,301,172)	—
Proceeds from borrowings from third parties	—	—	6,611,917
Repayment of borrowings to third parties	(1,456)	—	(6,901,596)
Proceeds from borrowings from related parties	—	—	36,115
Repayment of borrowings to related parties	—	(709,021)	—
Payment of issuance cost related to initial public offering	—	—	(422,457)
Payments of dividends to shareholders	(1,188,884)	(2,170,273)	—
Net Cash Provided by Financing Activities	295,765	36,085,744	772,373

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(323,238)	152,389	631,527

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,203,774)	(1,389,405)	(744,692)
Cash, cash equivalents and restricted cash at beginning of year	8,882,851	10,272,256	11,016,948
Cash, cash equivalents and restricted cash at end of year	$6,679,077	$8,882,851	$10,272,256

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$6,679,077	$4,751,538	$6,576,658
Restricted cash	—	4,131,313	3,695,598
Total cash, cash equivalents and restricted cash	$6,679,077	$8,882,851	$10,272,256

Supplemental Cash Flow Information
Cash paid for interest expense	$—	$88,518	$191,486
Cash paid for income tax	$2,158	$—	$—

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$4,299	$1,574,311	$355,450
Settlement of borrowings from a third party by netting off against accounts receivable due from a third party	$—	$—	$4,055,502

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

Baosheng BVI owns 100% of the equity interests of Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on January 7, 2019. On March 21, 2021, Baosheng HK established Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”), a wholly owned subsidiary in China. On April 2, 2022, Baosheng Network set up a wholly owned subsidiary, Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”).

Beijing Baosheng Technology Company Limited (“Beijing Baosheng”) was established in October 17, 2014 under the laws of the People’s Republic of China (“China” or the “PRC”) with a registered capital of $289,540 (RMB 2,000,000). Beijing Baosheng has three wholly-owned subsidiaries, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”), Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”), and Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”), which were established on August 30, 2016, May 15, 2018 and January 2, 2020 in China, respectively.

On January 21, 2019, Baosheng HK entered into an equity transfer agreement with Beijing Baosheng and the shareholders of Beijing Baosheng. Pursuant to the equity transfer agreement, each of the shareholders of Beijing Baosheng transferred to Baosheng HK their respective equity interests in Beijing Baosheng at a consideration aggregating $13,844,895 (RMB94,045,600), determined by reference to the evaluation of the equity interest of Beijing Baosheng as of June 30, 2018 (the “reorganization”). Upon completion of such transfers, Beijing Baosheng became a direct wholly-owned subsidiary of Baosheng HK and an indirect-wholly owned subsidiary of the Company.

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

Share consolidation and increase in authorized share capital

On May 11, 2022, the Board of Directors resolved to approve a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares with a par value of US$0.0005 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0016 (“2022 Share Consolidation”), for which the Company obtained shareholder approval on April 28, 2023. Immediately following the 2022 Share Consolidation, the authorized share capital of the Company was US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each. The 2022 Share Consolidation became effective on May 24, 2022.

1.ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

On March 6, 2023, the Company effected an increase in its authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each(the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Immediately following the Increase in Share Capital and 2023 Share Consolidation, the authorized share capital of the Company was increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 6,250,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

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

Restricted cash

Restricted cash represents cash or cash equivalents at banks subject to withdrawal restrictions. As of December 31, 2021, the Company had restricted cash in bank accounts in the amount of $4,131,313, which were frozen by a local court (Note 17). As of December 31, 2022, all frozen accounts have all been unfrozen.

Short-term investments

Short-term investments consist of US Treasury Bills and investments in trading securities.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

US Treasury Bills

The Company purchased US Treasury Bills with variable interest rates during the year of 2022. US Treasury bills were redeemable within a period of three through six months. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the consolidated statements of operations and comprehensive (loss) income. As of December 31, 2022, the Company had US Treasury Bills of $987,600, including gross unrealized gains of $7,135.

Investments in trading securities

Trading securities are investments in publicly-listed equity securities through various open market transactions. During the year ended December 31, 2022, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value. The Company made a gain of $10,200 in investment in trading securities for the year ended December 31, 2022.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2021, the Company accrued allowances of doubtful accounts of $2,153,390 and $2,701,166, respectively, against prepayments.

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

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively the “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts.

The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by media.

As of December 31, 2022 and 2021, the balances of media deposits paid to third parties were $1,281,434 and $1,244,704, respectively. As of December 31, 2022 and 2021, the balances of media deposits paid to a related party were $104,390 and $1,426,419, respectively.

Operating leases

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2022 and 2021.

Property and equipment, net

Property and equipment primarily consist of property, leasehold improvement, office equipment and electronic equipment, which is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The useful lives of property and equipment as follows:

Property	20 years
Office equipment	5 years
Electronic equipment	3 years
Vehicle	4 years
Leasehold improvement	Shorter of useful life or lease term

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

Long-term investment

The Company elects to record the equity investment in a privately held company, over which the Company had no control or significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Suh equity investment accounted for using the measurement alternative is subject to periodic impairment review. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity investment. As of December 31, 2022 and 2021, the Company did not record impairment loss against the long-term investment.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of $nil, $434,878, and $nil was recognized on property and equipment for the years ended December 31, 2022, 2021 and 2020, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

As of December 31, 2022 and 2021, the balances of advertiser deposits were $541,444 and $916,531, respectively.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2022, 2021 and 2020, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

	For the Years Ended
	December 31,
	2022	2021	2020
Nature of Revenue:
Rebates and incentives offered by publishers	$1,930,188	$3,663,168	$9,430,758
Net fees from advertisers	484,910	248,392	2,480,471
Total	$2,415,098	$3,911,560	$11,911,229

Category of Revenue:
SEM services	$321,363	$2,449,120	$8,165,614
Non-SEM services	2,093,735	1,462,440	3,745,615
Total	$2,415,098	$3,911,560	$11,911,229

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of December 31, 2022 and 2021. As of December 31, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination.

(Loss) Earnings per share

Basic (loss) earnings per ordinary share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted (loss) earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted (loss) earnings per share. For the years ended December 31, 2022, 2021 and 2020, the Company had no dilutive shares.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,
	2022	2021
Year-end spot rate	6.8972	6.3726

	For the Years Ended
	December 31,
	2022	2021	2020
Average rate	6.7290	6.4508	6.9042

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, third party and related party media deposits, other receivables, accounts payables, advertiser deposits, dividend payable, tax payable, other payables, due to related parties and warrant liabilities.

Fair value of investment in trading securities and US Treasury Bills are based on quoted prices in active markets, and were categorized in Level 1 of the fair value hierarchy.

Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. See Note 12.

As of December 31, 2022 and 2021, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2022 and 2021, $5,921,461 and $1,934,708 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of December 31, 2022, three advertisers accounted for 18.1%, 14.4% and 13.2% of accounts receivable, respectively. As of December 31, 2021, two advertisers accounted for 17.4% and 12.6% of accounts receivable, respectively.

For the year ended December 31, 2022, three publishers accounted for approximately 36.8%, 13.3% and 10.7% of the total revenue, respectively. For the year ended December 31, 2021, three publishers accounted for approximately 41.8%, 28.1% and 16.5% of the total revenue, respectively. For the year ended December 31, 2020, two publishers accounted for approximately 68.9% and 12.8% of the total revenue, respectively.

As of December 31, 2022, two publishers accounted for 43.5% and 27.7% of the total accounts payable balance, respectively. As of December 31, 2021, three publishers accounted for 36.2%, 13.6% and 10.2% of the total accounts payable balance, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022. The Company does not expect any material impact on its consolidated financial statements as a result of adopting the new standard.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3.GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $23,738,837 and $6,747,453 for the years ended December 31, 2022 and 2021, and reported a cash inflow of $1,601,481 for the year ended December 31, 2022, while cash outflow of $31,213,199 and $3,393,204 from operating activities for the years ended December 31, 2021 and 2020, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2022, the Company had cash and cash equivalent of $6,679,077 and short-term investments of $3,082,990. On the other hand, the balance of current liabilities of $11,860,919 which were expected to get paid in the year ended December 31, 2023. The Company reported a positive cash flow of $1,601,481 from operating activities for the year ended December 31, 2022, and expected to make continuous cash inflows in the next twelve months. The Company also obtained a one-year bank borrowing during the year ended December 31, 2022. The Company expected to renew the bank borrowing upon its maturity. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

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

4.ACCOUNTS RECEIVABLE, NET

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	December 31,	December 31,
	2022	2021
Accounts receivable	$47,783,610	$62,789,964
Less: provision for doubtful accounts	(17,681,792)	(6,426,781)
Accounts receivable, net of provision for doubtful accounts	$32,101,818	$56,363,183

Provisions for doubtful accounts of accounts receivable were $19,276,587, $4,155,246, and $1,960,604 for the years ended December 31, 2022, 2021, and 2020, respectively. Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,
	2022	2021
Balance at beginning of the year	$6,426,781	$4,702,394
Charge to expenses	19,276,587	4,155,246
Writing off of accounts receivable	(7,239,204)	(2,562,857)
Foreign exchange loss	(782,372)	131,998
Balance at end of the year	$17,681,792	$6,426,781

5.PREPAYMENTS – THIRD PARTIES

Prepayments – third parties consist of the following:

	December 31,	December 31,
	2022	2021
Prepayments to third party medias	$2,957,346	$12,077,413
Less: provision for doubtful accounts	(2,153,390)	(2,701,166)
	$803,956	$9,376,247

Provisions for doubtful accounts of prepayments were $1,196,563, $2,668,421, and $nil for the years ended December 31, 2022, 2021, and 2020, respectively. Movement of allowance for doubtful prepayments was as follows:

	December 31,	December 31,
	2022	2021
Balance at beginning of the year	$2,701,166	$—
Charge to expenses	1,196,563	2,668,421
Writing off of accounts receivable	(1,547,445)	—
Foreign exchange (loss) income	(196,894)	32,745
Balance at end of the year	$2,153,390	$2,701,166

6.OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,	December 31,
	2022	2021
Recoverable value-added taxes	$2,689,170	$4,197,620
Others	60,110	620,023
Less: provision for doubtful accounts	(6,874)	(20,621)
	$2,742,406	$4,797,022

For the years ended December 31, 2022, 2021, and 2020, provisions for doubtful accounts of other current assets were $nil, $56,341, and $nil, respectively, among which the Company wrote off other current assets of $nil, $35,976, and $nil. For the year ended December 31, 2022, the Company reversed provision for doubtful accounts of $12,483. Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,
	2022	2021
Balance at beginning of the year	$20,621	$—
Charge to expenses	—	56,341
Reversal of charges	(12,483)	—
Writing off of accounts receivable	—	(35,976)
Foreign exchange loss	(1,264)	256
Balance at end of the year	$6,874	$20,621

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,	December 31,
	2022	2021
Property	$2,016,287	$858,858
Leasehold improvement	367,235	283,607
Office equipment	161,997	173,355
Vehicles	144,986	—
Electronic equipment	133,850	377,162
Less: accumulated depreciation	(473,027)	(314,525)
	$2,351,328	$1,378,457

Depreciation expense was $211,213, $210,208, and $236,059 for the years ended December 31, 2022, 2021, and 2020, respectively. During the year ended December 31, 2021, the Company recognized impairment loss of $434,878 on electronic equipment.

During the year ended December 31, 2022, the Company disposed of electronic equipment at consideration of $222,916, and recorded loss from disposal of property and equipment of $1,275. On the date of disposal, the cost and accumulated depreciation of electronic equipment was $217,341 and $23,637, respectively.

During the year ended December 31, 2021, the Company disposed of leasehold improvement, office equipment and electronic equipment, and recorded loss from disposal of property and equipment of $14,810. On the date of disposal, the cost and accumulated depreciation of leasehold improvement was $382,909 and $382,909, respectively, the cost and accumulated depreciation of office equipment was $27,071 and $13,436, respectively, and the cost and accumulated depreciation of office equipment was $27,156 and $25,798, respectively.

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31,	December 31,
	2022	2021
Copyrights	$752,288	$814,217
Software	43,954	84,082
Less: accumulated amortization	(238,016)	(122,696)
	$558,226	$775,603

Amortization expense was $175,807, $76,666, and $212,976 for the years ended December 31, 2022, 2021, and 2020, respectively.

9.PREPAYMENTS FOR LICENSED COPYRIGHTS

Prepayments for licensed copyrights consisted of the following:

	December 31,	December 31,
	2022	2021
Prepayments for licensed copyrights	$2,735,592	$2,960,789

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

As of December 31, 2022 and 2021, the change in balance of prepayments for licensed copyrights was caused by change in spot rates as of reporting dates.

10.OPERATING LEASE

As of December 31, 2022 and 2021, the Company leases offices space under non-cancelable operating leases, with terms of three years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

For the year ended December 31, 2022, the Company early terminated offices space and had no outstanding right of use assets and lease liabilities as of December 31, 2022.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31,	December 31,
	2022	2021
Rights of use lease assets	$—	$1,195,092

Operating lease liabilities, current	—	515,592
Operating lease liabilities, noncurrent	—	537,447
Total operating lease liabilities	$—	$1,053,039

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.26	2.25
Weighted average discount rate	4.75%	4.75%

During the years ended December 31, 2022, 2021, and 2020, the Company incurred total operating lease expenses of $545,491, $612,868, and $350,344, respectively.

11.BANK BORROWING

	December 31,	December 31,
	2022	2021
Bank borrowing	$1,449,864	$—

On March 24, 2020, Beijing Baosheng entered into a two-year credit facility agreement of maximum RMB10,000,000 (equivalent to $1,448,394) with Bank of Communications. On April 1, 2020, Beijing Baosheng withdrew RMB10,000,000 (equivalent to $1,448,394), which will be due on March 30, 2021. The loan bears a fixed interest rate of 4.785% per annum. The loan is guaranteed by Beijing Guohua Wenke Finance Guarantee Co., Ltd., for whom a counter-guarantee was provided by Kashi Baosheng and Ms. Wenxiu Zhong, the Chairperson of the Company’s board of directors and CEO. Beijing Baosheng also provided counter-guarantee to Beijing Guohua Wenke Finance Guarantee Co., Ltd. with accounts receivable from one customer of RMB105,000,000 (equivalent to $14,852,115) pledged as the collateral. The outstanding balance was RMB10,000,000 (equivalent to $1,532,567), which was fully repaid as of the maturity date in March 2021.

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

On December 22, 2022, Baosheng Network entered into a bank loan agreement with Bank of Beijing under which under which Beijing Baosheng borrowed a one-year loan of RMB10,000,000 million (approximately $1,449,846). The interest rate for the borrowing was fixed at 3.65% per annum. The loan is guaranteed by two third parties, for whom the Company involved a third party counter-guarantor. In addition the Company pledged its properties with the counter guarantor.

For the year ended December 31, 2022, 2021, and 2020, interest expense arising from the bank borrowing amounted to $nil, $88,518, and $50,824, respectively.

12.	WARRANT LIABILITIES

In connection with the private placement on March 18, 2021 (Note 15), the Company sold an aggregate of 1,960,784 warrants with each to purchase one half of one ordinary share at an exercise price of $5.61 per ordinary share. A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter. Giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023, the 1,960,784 warrants was consolidated to 112,610 warrants with each to purchase one half of one ordinary share at an exercise price of $107.71 per ordinary share.

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

12.WARRANT LIABILITIES (CONTINUED)

In the event of a fundamental transaction, the Company or any successor entity shall, at the holder’s option, purchase this warrant from the holder by paying to the holder an amount of cash equal to the value of the remaining unexercised portion of the warrant, using Black-Scholes model, on the date of the consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, holder shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the value of the unexercised portion of the warrant, that is being offered and paid to the holders of ordinary shares of the Company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ordinary shares are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

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

As of December 31, 2021, the Company had 1,960,784 private placement warrants outstanding. Giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023, the Company had 112,610 warrants as of December 31, 2022. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in the fair value of the warrant liabilities is summarized as follows:

Estimated fair value as of January 1, 2021	$—
Issuance of warrants	2,370,376
Changes in estimated fair value	(2,367,632)
Estimated fair value as of December 31, 2021	2,744
Changes in estimated fair value	(1,912)
Estimated fair value as of December 31, 2022	$832

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

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of December 31,	As of December 31,	As of March 18,
	2022	2021	2021
Volatility	35.77%	32.52%	31.26%
Stock price	5.16	0.90	6.58
Expected life of the warrants to convert	3.72	4.72	5.50
Risk free rate	4.17%	1.27%	1.09%
Dividend yield	0.0%	0.0%	0.0%

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

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng, Baosheng Technology, Baosheng Network and Beijing Xunhuo were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

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

Income tax expense consist of the following:

	For the Years Ended
	December 31,
	2022	2021	2020
Current income tax expense	$—	$—	$—
Deferred income tax expense	—	—	108,638
Income tax expense	$—	$—	$108,638

13.INCOME TAXES (CONTINUED)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended
	December 31,
	2022	2021	2020
PRC statutory income tax rate	25%	25%	25%
Impact of different income tax rates in other jurisdictions	(0.8)%	5.9%	1.4%
Effect of preferential tax rate(a)	(18.0)%	(23.6)%	(38.1)%
Effect of non-deductible expenses	(0.2)%	(0.7)%	7.9%
Effect of change in valuation allowance	(6.0)%	(6.6)%	5.4%
Effective tax rate	0.0%	0.0%	1.6%
(a)	The Company’s subsidiaries, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a favorable tax rate of 0%. For the years ended December 31, 2022, 2021, and 2020, the tax saving as the result of the favorable tax rate amounted to $nil, $nil, and $2,686,911, respectively, and per share effect of the favorable tax rate (after share reorganization) were $nil, $nil, and $2.53.

Deferred tax assets as of December 31, 2022 and 2021 consist of the following:

	December 31,	December 31,
	2022	2021
Deferred tax assets:
Net operating losses carryforwards	$1,190,713	$1,465,593

Allowance for doubtful accounts of accounts receivable	27,745	65,526
Allowance for doubtful accounts of prepayments	70,207	114,293
Allowance for doubtful accounts of other current assets	1,717	1,858
Less: allowance on deferred tax assets	(1,290,381)	(1,647,270)
	$—	$—

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

As of December 31, 2022 and 2021, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $1,290,381 and $1,647,270, respectively, against the deferred tax assets based upon management’s assessment as to their realization

14.EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2022, 2021, and 2020, respectively:

	For the Years Ended
	December 31,
	2022	2021	2020
Net (Loss) Income	$(23,738,837)	$(6,747,453)	$6,944,691

Weighted average number of ordinary share outstanding*
Basic and Diluted	1,534,487	1,459,390	1,062,502

(Loss) Earnings per share
Basic and Diluted	$(15.47)	$(4.62)	$6.54

*Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, an increase in the Company’s share capital from $50,000 to $60,000, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

For the years ended December 31, 2022, 2021 and 2020, the Company had no dilutive shares.

15.EQUITY

Ordinary shares

The Company’s authorized share capital is 6,250,000 ordinary shares, par value $0.0096 per share.

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

On February 10, 2021, the Company closed its initial public offering (“IPO”) of 6,000,000 ordinary shares at a public offering price of US$5.00 per ordinary share. On March 2, 2021, Univest Securities, LLC, the representative of the underwriters in the IPO exercised in full its option to purchase an additional 900,000 ordinary shares at a price of $5.00. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $34.5 million, before deducting underwriting discounts and other related expenses.

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

15.EQUITY (CONTINUED)

On May 11, 2022, the Board of Directors resolved to approve a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares with a par value of US$0.0005 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0016 (“2022 Share Consolidation”), for which the Company obtained shareholder approval on April 28, 2023. Immediately following the 2022 Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each. The 2022 Share Consolidation became effective on May 24, 2022.

On March 6, 2023, the Company effected an increase in authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Immediately following the Increase in Share Capital and 2023 Share Consolidation, the authorized share capital of the Company will be increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 6,250,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares of ordinary shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

Cash dividends

On December 31, 2018, the Company’s Board of Directors approved a resolution to declare cash dividends of $7,269,978 (RMB 50,000,000) to its shareholders.

During the year ended December 31, 2022, 2021 and 2020, the Company paid dividends of $1,188,884, $2,170,273, and $nil to its shareholders. As of December 31, 2022 and 2021, the Company had dividends payable of $nil and $1,255,375 (RMB 8,000,000), respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after they have met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2022 and 2021, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133, respectively.

In the litigation process of a Contractual Dispute (see Note 17 Contingencies), pursuant to a freezing order issued by the court (the “Freezing Order”), Beijing Baosheng’s assets in the amount of RMB47.7 million were ordered to be frozen, including 100% of the equity interests in Horgos Baosheng and Kashi Baosheng. In addition to the above mentioned restricted on the paid-in capital and statutory reserve funds of PRC subsidiaries, the retained earnings of Horgos Baosheng and Kashi Baosheng were also restricted from payment of dividends before December 31, 2022.

As of December 31, 2022, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

As of December 31, 2021, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, and retained earnings of Horgos Baosheng and Kashi Baosheng, of $63,209,808.

16.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (“EJAM Group”)	Indirectly hold a 6.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (“Pubang Hong Kong”)	Indirectly hold a 20.4% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Horgos Meitui Network Technology Co., Ltd. (“Horgos Meitui”)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Ms. Wenxiu Zhong	Former Chairperson of the Board of Directors, CEO and indirect equity shareholder of the Company
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)Transactions with related parties

	For the Years Ended
	December 31,
	2022	2021	2020
Gross billing from a related party
Horgos Zhijiantiancheng	$—	$83,909	$—
Guangzhou Yijiantiancheng	—	8,743	—
	$—	$92,652	$—
Services purchased from related parties
Horgos Zhijiantiancheng	$4,464,919	$11,298,397	$—

3)Balances with related parties

As of December 31, 2022 and 2021, the balances due from related parties were as follows:

	December 31,	December 31,
	2022	2021
Media deposits
Horgos Zhijiantiancheng (a)	$104,390	$1,426,419

Prepayments
Horgos Zhijiantiancheng (a)	$3,314,744	$2,361,779

Due from related parties
Ms. Wenxiu Zhong (b)	$—	$1,720,102
Anruitai Investment Limited	28,667	28,667
	$28,667	$1,748,769
(c)	Horgos Zhijiantiancheng is both a media and advertiser with the Company. For the years ended December 31, 2022 and 2021, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng.

16.RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(d)	As of December 31, 2021, the Company had amount due from Ms. Wenxiu Zhong of $1,734,604 with the amount due to Ms. Wenxiu Zhong of $14,502 being net off on the consolidated balance sheet. In connection with the lawsuit case filed by Ms. Chen Chen in June 2019 (Note 17), Ms. Wenxiu Zhong promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of December 31, 2021, the Company recorded a receivable of RMB11,053,940, ($1,734,604) due from Ms. Wenxiu Zhong. As of March 7, 2022, Ms. Wenxiu Zhong has fully settled such balance by making cash payments in aggregate amount of RMB11,053,940 ($1,734,604).

As of December 31, 2021 and 2020, the balances due to related parties were as follows:

	December 31,	December 31,
	2022	2021
Other payable
Wenxiu Zhong	$14,499	$—
	$14,499	$—

17.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On March 14, 2023, Shenzhen Pusi Technology Co., Ltd. (“Shenzhen Pusi”) filed a lawsuit in a court in Shenzhen, Guangdong against Baosheng Network, requesting to be repaid service fee of $23,338 (RMB 160,965) and penalty expenses of $364. The services were rendered in the year of 2022. As of December 31, 2022, the Company recorded RMB 16,096,561 as a component of accounts payable. As of the date of this report, the case was still in progress.

In November 2022, Beijing Baosheng brought a breach of contract claim against Shanghai Yituo Information Technology Co., Ltd (“Yituo”) in the Shanghai Jinshan District People’s Court and sought recovery of RMB50,843.31 (approximately $7,383) and related liquidated damages. The court held the hearings on February 14, 2023 and March 27, 2023. The court entered a judgment on April 11, 2023, ruling in favor of Beijing Baosheng. The judgment was served to Beijing Baosheng on April 24, 2023, and will become final and binding on the parties if Yituo does not file any appeals against the judgement before May 9, 2023.

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

17.CONTINGENCIES (CONTINUED)

In addition, in June 2019, Ms. Chen Chen filed another lawsuit in a court in Beijing against Beijing Baosheng (the “Contractual Dispute”), seeking to terminate the Equity Ownership Agreement compensation in the amount of RMB47.65 million ($6,838,404), representing the fair market value of the 5% equity interest in Beijing Baosheng to which she claimed title, and for any litigation related expenses. On July 30, 2021, the court issued a judgment ruling that the Equity Ownership Agreement was terminated on October 16, 2020 and requiring Beijing Baosheng to compensate Ms. Chen Chen RMB). 10,739,877 (approximately $1,685,321). Both parties have appealed the ruling to an intermediate court. On January 12, 2022, Beijing Baosheng received a final judgment from the intermediate court, upholding the original judgment issued on July 30, 2021. According to the original judgment, Beijing Baosheng is required to pay the plaintiff RMB10,739,877 (approximately $1,685,321) and court expenses of RMB71,421 (approximately $11,207). Through a guarantee letter dated April 2, 2020 (the “Guarantee Letter”), Ms. Wenxiu Zhong, the former Chairperson of the Board of Directors and CEO, promised to unconditionally, irrevocably and personally bear all the potential economic expenses and losses arising from the Equity Ownership Dispute and the Contract Dispute. On February 8, 2022, the final judgment was enforced by the court with a total of RMB10,917,701 (approximately $1,713,225) being withdrawn from one of the frozen bank accounts of Beijing Baosheng, the bank account at Bank of Hangzhou, which was unfrozen afterwards, and which amount was applied to the satisfaction of such judgment and the payment in full of the related fees and expenses. Accordingly, Beijing Baosheng requested Ms. Wenxiu Zhong to perform her obligations under the Guarantee Letter by reimbursing Beijing Baosheng’s litigation costs, including, but not limited to, the amount of damages imposed by the courts, court expenses, and attorney fees. As of March 7, 2022, as promised by the Guarantee Letter, Ms. Wenxiu Zhong has made the payment in cash of RMB11,053,940 (approximately $1,734,604) to Beijing Baosheng. Such payment made by Ms. Wenxiu Zhong includes the amount paid to Ms. Chen Chen as ordered by the courts plus interest as well as the court expense, attorney fee, and court enforcement fee.

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

As of December 31, 2021, the 100% equity interests in Horgos Baosheng and Kashi Baosheng held by Beijing Baosheng, and the bank accounts of Beijing Baosheng with a total balance of $4,131,313 and $3,695,598, respectively, were frozen by Beijing Haidian Court. The frozen bank balance was reclassified as restricted cash as of December 31, 2021.

With the final judgement was enforced by the Court on February 8, 2022, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) was reversed and all of the impacted assets will be unfrozen, accordingly. As of December 31, 2022, all of Beijing Baosheng’s frozen accounts, together with Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng had been unfrozen.

As of this annual report, there is no other legal proceedings, claims and disputes that might cause the Company to be subject to loss contingencies.

18.SUBSEQUENT EVENTS

On November 19, 2022, the Board of the Directors of the Company passed a resolution, which approved the Company, through Baosheng Network, to make an investment of approximately $2.90 million (RMB 20 million) in Guangzhou Shanxingzhe Technology Investment Partnership Co., Ltd.("Shanxingzhe"). As of the date of this report, the Company has paid consideration of RMB 20 million. Upon the close of the investment, the Company owned equity interest of 28.57% over Shanxingzhe.

On February 27, 2023, the Board of the Directors of the Company passed a resolution, which approved the Company, through Beijing Xunhuo, to make additional investment of approximately $1.45 million (RMB 10 million) in Shanxingzhe. As of the date of this report, the Company has not paid the investment consideration

These consolidated financial statements were approved by management and available for issuance on May 8, 2023, and the Company has evaluated subsequent events through this date.

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2021.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$378,987	$1,607,807
Due from related parties	57,661	28,667
Other current assets	—	24,902
Total Current Assets	407,654	1,661,376

Investments in subsidiaries	5,526,988	28,517,348
Amounts due from subsidiaries	39,515,899	43,908,651
Total Assets	$45,479,535	$74,087,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Due to related parties	$8,170	$8,170
Warrant liabilities	2,744	2,744
Accrued expenses and other liabilities	31,996	15,172
Total Liabilities	42,910	26,086

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 6,250,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2022 and 2021, respectively)*	14,731	17,556
Additional paid-in capital	41,564,418	41,561,593
Retained earnings	6,155,760	29,894,597
Accumulated other comprehensive (loss) income	(2,298,284)	2,587,543
Total Shareholders’ Equity	45,436,625	74,061,289

Total Liabilities and Shareholders’ Equity	$45,479,535	$74,087,375

*Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, an increase in the Company’s share capital from $50,000 to $60,000, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

19.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY (CONTINUED)

Condensed statements of comprehensive (loss) income

	For the Years Ended
	December 31,
	2022	2021	2020
Revenues	$—	$—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—

Operating Expenses
General and administrative expenses	(769,017)	(787,744)	(3,197)

Loss from Operations	(769,017)	(787,744)	(3,197)

Equity in (loss) gain of subsidiaries	$(22,990,360)	$(8,327,398)	$6,947,862
Interest income	837	57	26
Changes in fair value of warrant liabilities	19,703	2,367,632	—
Net (Loss) Income Before Income Taxes	$(23,738,837)	$(6,747,453)	$6,944,691

Income tax expense	—	—	—

Net (Loss) Income	$(23,738,837)	$(6,747,453)	$6,944,691

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(4,885,827)	1,393,597	2,531,676
Comprehensive (Loss) Income	$(28,624,664)	$(5,353,856)	$9,476,367

Condensed statements of cash flows

	For the Years Ended
	December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net Cash (Used in) Provided by Operating Activities	$(706,913)	$(824,929)	$26

Cash Flows from Investing Activities:
Loans made to subsidiaries	(500,000)	(38,300,000)	—
Net Cash Used in Investing Activities	(500,000)	(38,300,000)	—

Cash Flows from Financing Activities:
Capital injection from shareholders	—	—	—
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	—	26,597,919	—
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	—	4,154,987	—
Issuance of units pursuant to a private placement, net of issuance costs	—	9,852,486	—
Net Cash Provided by Financing Activities	—	40,605,392	—

Effect of exchange rate changes on cash and cash equivalents	(21,907)	127,317	—

Net increase in cash and cash equivalents	(1,228,820)	1,607,780	26
Cash and cash equivalents at beginning of year	1,607,807	27	1
Cash and cash equivalents at end of year	$378,987	$1,607,807	$27