Form 20-F
period 2023-12-31
Baosheng Media Group Holdings Ltd
filed 2024-05-15
CIK 1811216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

An aggregate of 1,534,487 ordinary shares, par value $0.0016 per share (“Ordinary Shares”), as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

“We,” “us,” “our,” or the “Company” are to Baosheng Media Group Holdings Limited, a Cayman Islands exempted company with limited liability, and its subsidiaries, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

Conventions that apply to this annual report

●	“An Rui Tai BVI” are to AnRuiTai Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2018, owned as to 90% by Ms. Wenxiu Zhong and 10% by Mr. Sheng Gong;

●	“Beijing Baosheng” or “WFOE” are to Beijing Baosheng Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng BVI” are to Baosheng Media Group Limited, a BVI (as defined below) business company incorporated with limited liability under the laws of the BVI;

●	“Baosheng Group” are to Baosheng Media Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Baosheng Hong Kong” are to Baosheng Group’s wholly owned subsidiary, Baosheng Media Group (Hong Kong) Holdings Limited, a Hong Kong company with limited liability;

●	“Baosheng Network” are to Beijing Baosheng Network Technology Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng Technology” are to Baosheng Technology (Horgos) Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng (as defined below);

●	“Beijing Xunhuo” are to Beijing Xunhuo E-commerce Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Network;

●	“BVI” are to the British Virgin Islands;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“Deng Guan BVI” are to Deng Guan Investment Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is wholly owned by Mr. Hui Yu;

●	“EJAM BVI” are to EJAM New Media Holdings Limited, a BVI business company incorporated in the BVI with limited liability in November 2019 and is a direct wholly owned subsidiary of EJAM International (as defined below);

●	“Etone Investment” are to Etone Investment Development Limited, a BVI business company incorporated in the BVI with limited liability in May 2016 and is wholly owned by Mr. Baotian Guo;

●	“Everlasting Innovation” are to Everlasting Innovation Development Limited, a business company incorporated in the BVI with limited liability in July 2018 and is wholly owned by Mr. Kei Ming Wang;

●	“Horgos Baosheng” are to Horgos Baosheng Advertising Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“Kashi Baosheng” are to Kashi Baosheng Information Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“PBCY Investment” are to PBCY Investment Limited, a business company incorporated in the BVI with limited liability in November 2018, and is owned as to 86.35% by Pubang Landscape (as defined below) through Pubang Hong Kong (as defined below) and 13.65% by Mr. Chan through CYY Holdings;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0096 per share;

●	“Warrants” are to the warrants we issued to the Selling shareholders in a private placement closed on March 18, 2021. One Warrant includes the right to purchase 5/192 Ordinary Share at an exercise price of $107.712 per Ordinary Share. However, no fractional shares will be issued upon the exercise of the Warrants; and

●	“we,” “us,” or the “Company” are to one or more of Baosheng Group, and its subsidiaries, as the case may be.

Glossary of Technical Terms

●	“ad inventory” are to the space available to advertisers on digital platforms in the online marketing industry;

●	“ad” are to an advertisement;

●	“audiences” are to the recipients of information (including advertisements);

●	“authorized agency status” are to the qualification to serve as a designated agency for the media in identifying and procuring advertisers to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment. See “Item 4. Information on the Company — B. Business Overview” in this annual report for more information on our authorized agency status with media.

●	“feed” are to an internet service in which updates from electronic information sources are presented in a continuous stream;

•

“in-feed ad” are to a form of ads that are typically placed in article and content feeds and mimic the surrounding site design and aesthetics so that the articles or content feeds are mixed with the in-feed ads providing the audience an uninterrupted content flow;

●	“mobile app ad” are to a form of ads which are served on apps in various formats such as display ads and video ads, and for the purpose of this annual report excluding in-feed ads;

●	“mobile app” are to a computer program or software application designed to run on a mobile device such as phone, tablet, or watch;

●	“social media marketing” are to the use of social media platforms and websites to promote a product or service;

●	“ad currency unit” are to a kind of virtual currency that needs to be purchased from relevant media for use in acquiring their ad inventory;

●	“CPA” are to cost per acquisition, an online advertising pricing model where the advertiser pays for a specified acquisition;

●	“CPC” are to cost per click, an online advertising pricing model where an advertiser pays a media (typically a search engine, website owner, or a network of websites) when the ad is clicked;

●	“CPM” are to cost per mille, an online advertising pricing model where an advertiser pays for one thousand views or clicks of an advertisement;

●	“CPT” are to cost per time, an online advertising pricing model where an advertiser pays for an advertisement to be placed for a set amount of time;

●	“DMP” are to data management platform, a technology platform used for collecting and managing data, mainly for digital marketing purposes;

●	“DSP” are to demand-side platform, a system that allows buyers of digital advertising inventory to manage multiple ad exchange and data exchange accounts through one interface;

●	“gross billing” are to the actual dollar amount of advertising spend of advertisers, net of any rebates and discounts given to those advertisers;

●	“gross media costs” are to the costs paid to media for acquisition of ad inventory without being offset by rebates received from media;

●	“media costs” are to the costs for acquisition of ad inventory or other advertising services from media and other advertising service providers as offset by rebates we receive from the relevant media and advertising service providers (if any);

●	“performance-based advertising” are to a form of advertising in which the purchaser pays only when there are measurable results (e.g., number of purchases, downloads, and registrations);

●	“SEM” are to search engine marketing, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services; and

●	“SSP” are to supply-side platform, a technology platform to enable media owners to manage their ad inventory, fill it with ads, and receive income.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

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

Risks Related to our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

●	If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

●	As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

●	Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

●	Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2023, 2022, and 2021, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

●	We are in the highly competitive online advertising service industry and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

●	If we fail to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising industry, our revenues and growth could be adversely affected.

●	Limitations on the availability of data and our ability to analyze such data could significantly restrict our optimization capability and cause us to lose advertisers, which may harm our business and results of operations.

●	The regulatory environment of the online advertising industry is rapidly evolving. If we fail to obtain and maintain the requisite licenses and approvals as applicable to our businesses in China from time to time, our business, financial condition and results of operations may be materially and adversely affected.

●	The ongoing effects of COVID-19 in China may have a material adverse effect on our business.

Risks Related to Doing Business in China

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

●	Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

●	We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in China.

●	Regulation and censorship of information disseminated through the Internet in China may adversely affect our business in China, and we may be liable for content disseminated by us through the Internet.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

●	The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

●	Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

●	Failure to obtain or maintain any preferential tax treatments, or the discontinuation, reduction or delay of any preferential tax treatments available to us in China could adversely affect our results of operations and financial condition.
●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

●	PRC regulation of loans to PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans to our PRC operating subsidiaries, which might adversely affect our liquidity and our ability to fund and expand our business.

●	To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash.

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

●	Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident Shareholders to personal liability, may limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, may limit the ability of our PRC subsidiaries to distribute profits to us or may otherwise materially and adversely affect us.

●	You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Ordinary Shares.

●	We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

●	We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Ordinary Shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

●	Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in the U.S. dollar, changes in the exchange rate between RMB and the U.S. dollar may affect the value of your investments.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	Our share price has recently declined substantially, and our Ordinary Shares could be delisted from the Nasdaq or trading could be suspended.

●	We cannot assure you that we will declare and distribute any dividends in the future.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

A change in any of the above factors may result in significant cutbacks on advertising budgets by our advertisers, which would not only result in a reduction of our revenue but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

Relationship with our advertisers

Our advertiser base is comprised of direct advertisers, as well as third-party advertising agencies which place advertisements for their advertiser clients through us. The number of advertisers we served decreased from 410 in 2021 to 228 in 2022 and increased to 285 in 2023.

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

Relationship with our media

We have established and maintained relationships with a wide range of media, which offer our advertisers a diverse choices ad formats, including search ads, in-feed ads, mobile app ads and social media ads. Our future growth will depend on our ability to maintain our relationships with existing media partners as well as building partnerships with new media.

In particular, we act as authorized agency for some popular online media, such as Super Huichuan (超级汇川), and Today’s Headline (今日头条), to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

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

If any media ends its cooperative relationship with us or terminates our authorized agency status or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertiser deflection, and suffer revenue drop. As a result, our business, results of operations, financial condition and prospects might be materially and adversely affected.

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

Our gross accounts receivable decreased from $62.8 million as of December 31, 2021 to $49.8 million as of December 31, 2022, and decreased further to $39.5 million as of December 31, 2023. As of December 31, 2023, 2022 and 2021, accounts receivable outstanding for over six months were $38.2 million, $26.7 million and $39.8 million, representing approximately 96.7%, 38.2%, and 63.4% of our gross accounts receivable, respectively. As of December 31, 2023, 2022 and 2021, we made bad debt allowance of $13.4 million, $17.7 million and $6.4 million against our gross outstanding accounts receivable, respectively.

The increase in the accounts receivable aging over the fiscal year as of December 31, 2023 was mainly because of increase in aged balance of accounts receivable. We attributed our decrease in our growth accounts receivable during the fiscal year ended December 31, 2022 to writing off accounts receivable as a result of remote collection. We attributed our growth of our gross accounts receivable during the fiscal year ended December 31, 2021 to delayed payment from our customers as they were affected by the outbreak of COVID-19.See also “— Risks Related to Our Business and Industry — If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.”

Regardless, given our “agency-based” business model and that we earn our revenue on a net basis but have accounts receivable from advertisers based on our gross billing, we are particularly sensitive and susceptible to credit risk. Our gross accounts receivable as of December 31, 2023, 2022 and 2021 represented 211.0%, 93.5% and 101.7% of our gross billing, respectively, with gross accounts receivable outstanding over six months represented 204.1%, 60.5% and 71.8% of our gross billing for the fiscal years 2023, 2022 and 2021, respectively. While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our advertisers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in material and adverse impact on our business operations, results of operations and financial condition.

As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

We reported net cash provided by operating activities of $2.3 million for fiscal year 2023, net cash used in operating activities of $1.6 million for the fiscal year 2022 and net cash provided by operating activities of $31.2 million for fiscal year 2021. During the fiscal years ended December 31, 2023, 2022 and 2021, certain media we procured for our advertisers required prepayment or offer relatively short credit periods to us. While we have used reasonable endeavor to align credit terms granted to us in connection with a particular media when we offered credit terms to advertisers using the relevant media, in cases where we engaged in cross-selling of ad inventories or services of different media to our existing advertisers, we usually aligned the credit terms we offer to such advertisers to the most favorable terms offered to us among the media used. Moreover, we may offer more competitive terms to selected advertisers of established business relationship with us or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to us or at all. In addition, during the fiscal years ended December 31, 2023, 2022 and 2021, we were required by certain media (or their authorized agencies) to place deposits as performance security, among other things of a similar nature, and we may elect to pay deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns. We consider the above practices to be generally in line with industry practice and competitive landscape, and we expect these practices to continue in the foreseeable future.

All the above have contributed to a temporal mismatch in our operating cash flow, as such impact is generally positively correlated with our business volume. As we further expand our business, our requirement for business running capital and other payments (such as capital expenditures) will increase. Our operations may not generate sufficient cash flows to meet our operating and capital requirements in the future. Historically we have utilized peer-to-peer and third-party short-term borrowings to supplement our operating cash flow shortage from time to time. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Cash Flows —Financing Activities.” We cannot assure you that going forward we will be able to reverse back to a net operating cash inflow position or generate sufficient cash inflow from our operations or obtain adequate debt or equity financing at reasonable costs, or at all, to meet such requirements. If we fail to successfully manage our working capital or acquire adequate funding to finance our expansion, our ability to pay our media and employees and otherwise fund our operations and expansion could be impaired, and our business, financial condition and results of operations may be materially and adversely affected.

Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

We substantially commenced developing our online advertising service business since the arrival of Ms. Wenxiu Zhong, our founder, in 2015. We expect we will continue to expand as we seek to expand our advertiser and media bases and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

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

Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2023, 2022 and 2021, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

In 2023, our top five customers were Xiamen Toutiao Information Technology Co., Ltd., Guangzhou Juyao Information Technology Co., Ltd., Jiangxi Toujing Network Technology Co., Ltd., Tianjin Hengchuang Xintai Technology Co., Ltd., and Beijing Dajia Internet Information Technology Co., Ltd., representing 47.7%, 12.2%, 6.4%, 4.9% and 3.5% of our total revenue, respectively.

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

Sogou, for which we were an authorized agency from 2016 to March 2021, had been our top customer during the fiscal year 2021, accounting for 41.8% of our revenue. Our top five customers during the fiscal years 2023, 2022 and 2021 include search engine operators, short-video platform operators, and advertising agencies who place ads for their advertiser clients through us. The identities of our customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Item 4. Information on the Company — B. Business Overview — Customers.” For the fiscal year ended December 31, 2023, two customers, both of which are publishers, accounted for more than 10% of our total revenue, representing approximately 47.7% and 12.2% of our total revenue, respectively. For the year ended December 31, 2022, three customers, who are all publishers, accounted for more than 10% of our total revenue, representing approximately 36.8%, 13.3% and 10.7% of the total revenue, respectively. For the year ended December 31, 2021, three customers, who are all publishers, accounted for more than 10% of our total revenue, representing approximately 41.8%, 28.1% and 16.5% of the total revenue, respectively.

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

Our capability to plan and optimize advertising campaigns are partly dependent on the availability of data generated by the media concerned based on the ad interaction behavior between such media and their end users. Our access to such data from media is limited by the relevant media’s data policies. Typically, we can only access data that are made available by the media to us or their authorized agencies on their back-end platforms. In addition, there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or us relating to internet privacy and data collection. As of the date of this annual report, our business operations are in material compliance with the relevant laws and regulations on data protection and privacy, including the Cyber Security Law of the People’s Republic of China (《中华人民共和国网络安全法》), which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. Due to the recent development of laws and regulations on data protection and privacy and evolving interpretation of competent authorities, media and online advertising service providers will be subject to more stringent requirements on data sharing with third parties, which may limit our ability to obtain data from them. Therefore, we cannot assure you that we will be in full compliance with all applicable laws and regulations on data protection and privacy in the future. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to Information Security and Privacy Protection.”

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

As confirmed by our PRC counsel, Beijing Dacheng Law Offices, LLP (“Beijing Dacheng”), each of our PRC subsidiaries currently holds a valid business license, and we and our subsidiaries are not required to obtain any other licenses, permits or approvals from the regulatory authorities in China for our business undertakings. However, the licensing requirements within the online advertising industry, particularly in China, are constantly evolving and subject to the interpretation of the competent authorities, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions or the changes in the interpretation of the scope of internet culture business. We cannot assure you that we will be able to satisfy such regulatory requirements and we may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future, and as a result, our business operations may be materially and adversely affected.

If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

As of December 31, 2023, 2022 and 2021, our gross accounts receivable amounted to $39.5 million, $49.8 million and $62.8 million, respectively. Our gross accounts receivable turnover days were 558 days, 369 days and 442 days in the fiscal years 2023, 2022 and 2021, respectively.

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

We expect our business to grow in terms of the scale and diversity of operations in the long run, along with steady development in terms of advertiser base and media relationships. Any such growth and development will increase the complexity of our operations and may cause strain on our managerial, operational and financial resources. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed. Our expansion will also require us to maintain the consistency of our service offerings to ensure that our market reputation does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services.

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

Our success depends to a large extent on the efforts of our key personnel including our executive officers, senior management and other key employees who have valuable experience, knowledge and connection in the online advertising industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit or retain key personnel and this could adversely impact our growth. Moreover, we rely on our sales and marketing team to source new advertisers for our business growth. We have six (6) sales and marketing personnel in total as of the date of this annual report, who are responsible for pitching and soliciting advertisers to place ads with our media. If we are unable to attract, retain and motivate our sales and marketing personnel, our business may be adversely affected.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business, reputation and competitive edge.

We regard our software copyrights, trademarks, domain names and similar intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. For details, please refer to “Item 4. Information on the Company — B. Business Overview — Intellectual property.”

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

We have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F.

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

Our business has been materially and adversely affected by health epidemics such as the COVID-19 pandemic in China. The COVID-19 pandemic materially disrupted our business and operations, slowed down Chinese overall economy, curtailed our consumers’ spending, interrupted our sources of supply, and made it difficult to adequately staff our operations.

As a result of the COVID-19 pandemic, we and some of our business partners implemented temporary measures and adjustments of work schemes to allow employees to work from home and collaborate remotely. During the outbreaks of the pandemic, we took measures to reduce the impact of the COVID-19 pandemic, including, but not limited to, upgrading our telecommuting system, monitoring employees’ health on a daily basis and optimizing technology system to support potential growth in user traffic. For the years ended December 31, 2023 and 2022, our business operations were continuously affected by the COVID-19 pandemic. Our gross billing decreased to $18.7 million for the year ended December 31, 2023 from $54.6 million for the year December 31, 2022. Additionally, our revenues on a net basis for the fiscal year ended December 31, 2023 decreased by approximately $1.7 million, or 72.4%, as compared with the fiscal year ended December 31, 2022.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China though our subsidiaries. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 40 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

We conduct our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances some actions or omissions may be deemed to be violations of applicable laws and regulations. Risks and uncertainties relating to regulation in China of the internet-related business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the internet-related business in China, including evolving licensing practices. This means that some of our permits, licenses or operations in China may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or permits, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations in China. Any such disruption in our business operations in China may have a material and adverse effect on our results of operations in China.

●	New laws and regulations may be promulgated in China to regulate internet activities, including digital marketing. If these new laws and regulations are promulgated, additional licenses and/or cost of compliance may be required for our operations. If our operations are not in compliance with these new laws and regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties or restrictions on our operations in China.

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

We currently conduct all of our operations, and all of our revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the PRC government, which changes may be quick with little advance notice.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership and may intervene with or control our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the cryptocurrency industry and the education industry. Even though as of the date of this annual report, we have not been affected by any newly published policies concerning our industry or our business operations that have limited or may limit our business operations to a significant degree, to the extent that the PRC government publishes any policies in the future that concern and affect the advertising industry that our subsidiaries operate in, the ability of our PRC subsidiaries to continue operating their business or serving their customers in China may be severely restricted. We cannot assure you that government authorities in China will not introduce any enhanced regulation over the industry our PRC subsidiaries operate in that may lead to our inability to operate in China at all. Additionally, our ability to operate in China may also be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. In any of these events, our PRC subsidiaries’ ability to continue their operations may be significantly impacted, and the value of our Ordinary Shares may significantly decline or become worthless.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), (《境内企业境外发行证券和上市管理试行办法》) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which took effect on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice.

The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Trial Measures further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules.

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

Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our subsidiaries, or any of its subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or consequent offerings. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, or any of its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or any of its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which took effect on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data processor transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information to abroad; (iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or; (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

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

On November 14, 2021, the CAC published the Network Internet Data Protection Draft Regulations (draft for comments), (《网络数据安全管理条例（征求意见稿）》). The Network Internet Data Protection Draft Regulations provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes the personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

As advised by our PRC counsel, based on our aforementioned business operation, we are not a CIIO nor an internet platform operator as mentioned above. However, it remains unclear on how the rule will be interpreted, amended and implemented by the relevant PRC governmental authorities. If the implementation of the Cybersecurity Review Measures (2021 version), the Measures for the Security Assessment of Outbound Data Transfer, and/or the Network Internet Data Protection Draft Regulations (draft for comments) mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Although we have been or are now eligible for the foregoing preferential tax treatments, these preferential tax treatments are subject to uncertainties as to their interpretation, administrative implementation, changes and amendments from time to time, or even suspension and termination by relevant authorities. In particular, we cannot assure you that the Xinjiang EIT Exemption Policies will continue to be applied in such a way that will entitle Baosheng Technology to continue to enjoy full EIT exemption in accordance with the existing applicable provisions, or that Baosheng Technology will continue to be able to satisfy the qualifications provided for in the Xinjiang EIT Exemption Policies, the failure of which may render us no longer entitled to such EIT exemption. As we generated net losses in the fiscal years ended December 31, 2021, 2022 and 2023, we did not enjoy any tax reduction benefits available under the EIT exemption.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our business operations in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

PRC regulation of loans to PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans to our PRC operating subsidiaries, which might adversely affect our liquidity and our ability to fund and expand our business.

Any foreign loan provided by us to our PRC operating subsidiaries is required to be registered or filed with the State Administration of Foreign Exchange, or SAFE, or the authorized local banks, and our PRC operating subsidiaries may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the People’s Bank of China (“PBOC”) Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing (银发〔2017〕9号《中国人民银行关于全口径跨境融资宏观审慎管理有关事宜的通知》), or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC operating subsidiary. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. On March 11, 2020, Notice of PBOC and SAFE on the Adjustment of Macro-Prudential Adjustment Parameters for Full-Covered Cross-border Financing was issued, according to which, the Macro-Prudential Adjustment Parameters provided in the PBOC Notice No. 9 was adjusted from 1 to 1.25. On January 7, 2021, Notice of People’s Bank of China and State Administration of Foreign Exchange on the Adjustment of Macro-Prudential Adjustment Parameters for Cross-border Financing of Enterprises (《中国人民银行、国家外汇管理局关于调整企业跨境融资宏观审慎调节参数的通知》) was issued, according to which, the Macro-Prudential Adjustment Parameters provided in the PBOC Notice No. 9 was adjusted from 1.25 to 1. On October 25, 2022, the PBOC and SAFE further adjusted the Macro-Prudential Adjustment Parameters from 1 to 1.25.On July 20, 2023, the PBOC and SAFE increased the Macro-Prudential Adjustment Parameters from 1.25 to 1.5. As of the date of this annual report, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC operating subsidiaries. Currently, our PRC operating subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

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

To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash.

Relevant mainland PRC laws and regulations permit the companies in mainland China to pay dividends only out of their respective retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Additionally, each of the companies in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in mainland China are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we may rely on payments made from our mainland PRC subsidiaries to their respective shareholders and then to our Company. If these entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of mainland China for tax purposes, any dividends we pay to our overseas shareholders may be regarded as mainland China-sourced income and as a result may be subject to mainland PRC withholding tax. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, our Hong Kong subsidiary may become subject to PRC laws or authorities. As a result, our Hong Kong subsidiary could be subject to similar government controls on the convertibility of foreign currency and the remittance of currency out of Hong Kong as described above.

As a result of the above, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the competent government to the transfer of cash.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China, and this structure involves unique risks to investors. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.

According to the Company Law of the PRC, the Foreign Investment Law of the PRC and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the PRC and other Chinese laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

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

There is a risk that we will be treated by the PRC tax authorities as a PRC tax resident enterprise. In that case, any dividends we pay to our Shareholders may be regarded as income derived from sources within China and we may be required to withhold a 10.0% PRC withholding tax for the dividends we pay to our investors who are non-PRC corporate Shareholders, or a 20.0% withholding tax for the dividends we pay to our investors who are non-PRC individual Shareholders, including the holders of our Ordinary Shares. In addition, our non-PRC Shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC Shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event that we are considered as a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Ordinary Shares or on dividends paid to our non-resident investors, the value of your investment in our Ordinary Shares may be materially and adversely affected. Furthermore, our Shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce of the PRC (“MOFCOM”), the State Assets Supervision and Administration Commission, SAT, the Administration for Industry and Commerce (“SAIC”), the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《关于外国投资者并购境内企业的规定》) (the “M&A Rules”), which became effective on September 8, 2006 and was amended in June 2009. The M&A Rules, governing the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors, require the PRC parties to make a series of applications and supplemental applications to the government agencies, depending on the structure of the transaction. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the business or assets in China and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. In addition, the M&A Rules also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities.

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

We are an exempted Cayman Islands holding company. In addition, substantially all of our assets and substantially all of the assets of our directors and executive officers are located in the PRC. As a result, investors may not be able to effect service of process upon us or our directors and executive officers.

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

We are incorporated in the Cayman Islands and conduct our operations in China through our subsidiaries. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside in China, including our chief executive officer and chairperson of the board, Shasha Mi, our chief financial officer, Yue Jin, and our directors, Sheng Gong, Yun Wu, Guangyao Zhu, and Changhong Jiang. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Ordinary Shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act 2023, if the SEC

determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the

PCAOB for two consecutive years, the SEC will prohibit our Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the Holding Foreign Companies Accountable Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. A prohibition of being able to trade in the United States would substantially impair or completely hinder your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Ordinary Shares or render them worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Additionally, we cannot assure you whether the national securities exchange we are listed on or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and provide services in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law to date, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

The continuous listing of our Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. A decline in the closing price of our Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Ordinary Shares to investors and cause the trading volume of our Ordinary Shares to decline, which could result in a further decline in the market price of our Ordinary Shares.

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

Our historical dividend distribution should not be used as a reference or basis to determine the level of dividends that may be declared and paid by us in the future. A decision to declare and pay any dividends would require the recommendations of our board of directors and approval of our shareholders. Under our amended and restated articles of association, our directors have the power to pay interim dividends but only if they are justified by the position of our Company. The decision to pay dividends will be reviewed in light of the factors such as the results of operations, financial condition and position, and other factors deemed relevant. Any distributable profits that are not distributed in any given year may be retained and available for distribution in subsequent years. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. There can be no assurance that we will be able to declare or distribute any dividend. Our future declarations of dividends will be at the absolute discretion of our board of directors. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than one-third (1/3) of our voting share capital in issue, to requisition a general meeting of our shareholders. Advance notice of at least seven clear days is required for any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third (1/3) of all votes attaching to all issued and outstanding shares that carry the right to vote at a general meeting of the Company.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an offshore holding company incorporated in the Cayman Islands and we are not a Chinese operating company. As a holding company with no operations of our own, our operations are conducted in China through our wholly owned PRC subsidiary, Beijing Baosheng, and its subsidiaries. Holders of our Ordinary Shares will not directly hold any equity interests in our operating subsidiaries. This structure involves unique risks to investors. Holders of our Ordinary Shares will not directly hold any equity interests in our operating subsidiaries. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.

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

On April 29, 2022, we held our 2022 annual general meeting of shareholders, during which our shareholders approved the proposal to effect a share consolidation at a ratio of 3.2-to-1 (the “2022 Share Consolidation”). On May 11, 2022, our board of directors adopted resolutions to set the effective date of the 2022 Share Consolidation to May 24, 2022, and has been reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on May 25, 2022.

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

On March 6, 2023, we held our 2023 annual general meeting of shareholders, during which our shareholders adopted ordinary resolutions approving the proposals considered at the meeting. The shareholders passed the ordinary resolution in the meeting, to approve an increase of authorized share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the proposal the “Share Capital Proposal”). The shareholders passed the ordinary resolution in the meeting, to approve a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096 (the “2023 Share Consolidation”), effective on such date as the Board of Directors of the Company shall determine (the proposal the “Share Consolidation Proposal”).

On March 21, 2023, the 2023 Share Consolidation became effective, and was reflected with the Nasdaq Stock Market and in the marketplace at the opening of business on March 22, 2023. On April 5, 2023, we received a letter from the Nasdaq Stock Market that we regained compliance with regained compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of our ordinary shares at or greater than $1.0 for 10 consecutive business days from March 22, 2023 to April 4, 2023.

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

Risks Related to Doing Business in China

We are subject to certain legal and operational risks associated with our subsidiaries’ operations in China, which could cause the value of our Ordinary Shares to significantly decline or be worthless and could lead to our Ordinary Shares being unable to continue being listed on a foreign exchange. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, they may impose risks that could result in material changes in our subsidiaries’ operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, neither we nor our subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. In the opinion of our PRC counsel, Beijing Dacheng, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, under the Measures for Cybersecurity Censorship which became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Censorship; we are also not subject to network data security review by the CAC if the draft Regulations on Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the draft Regulations on Network Data Security Administration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Furthermore, on February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, if a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and is required to file with the CSRC for any subsequent offerings within three (3) working days after the completion of each offering. Other than the CSRC filing procedures we are required to make within three working days after the completion of follow-on offerings, we and our PRC subsidiaries, in the opinion of our PRC legal counsel, Beijing Dacheng Law Offices, LLP, are not required to obtain any other permissions from the CSRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2008), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or our subsidiaries’ ability to conduct business, our ability to accept foreign investments or issue our securities to foreign investors because neither we nor our subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

As of the date of this annual report, we and our subsidiaries have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and no permission or approval has been denied. However, we cannot assure you that we will be able to receive clearance of any compliance requirements imposed on us in a timely manner, or at all. Any failure to fully comply with such compliance requirements may cause our PRC subsidiaries to be unable to conduct their businesses or operations in the PRC, subject them to fines, business suspension, or other sanctions. If we and/or our subsidiaries do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we and/or our subsidiaries are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 4. Information on the Company—A. History and Development of the Company—Permissions Required from PRC Authorities” of this annual report.

Holding Foreign Companies Accountable Act

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

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years. Our auditor, YCM CPA INC., has served the Company since July 20, 2022 and prepared the audit report included elsewhere in this annual report. YCM CPA INC., as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess YCM CPA INC.’s compliance with applicable professional standards. YCM CPA INC. is headquartered in Irvine, California with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis. As such, as of the date of this annual report, our auditor is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information—D. Risk Factor— Risks Related to Doing Business in China— Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Ordinary Shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factor— Risks Related to our Ordinary Shares— If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.”

Permissions Required from PRC Authorities

We are subject to certain legal and operational risks associated with being based in China, which could cause the value of our securities to become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the PRC subsidiaries, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, neither we nor our subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. In the opinion of our PRC counsel, Beijing Dacheng, we are not subject to cybersecurity review with the CAC, under the Measures for Cybersecurity Censorship which became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Censorship; we are also not subject to network data security review by the CAC if the draft Regulations on Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the draft Regulations on Network Data Security Administration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

The PRC government also exerts more control over offerings conducted overseas and foreign investment in China-based issuers. Furthermore, on February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, if a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and is required to file with the CSRC for any subsequent offerings within three (3) working days after the completion of each offering. Other than the CSRC filing procedures we are required to make within three working days after the completion of follow-on offerings, we and our PRC subsidiaries, in the opinion of our PRC legal counsel, Beijing Dacheng Law Offices, LLP, are not required to obtain any other permissions from the CSRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2008), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or our subsidiaries’ ability to conduct business, our ability to accept foreign investments or issue our securities to foreign investors because neither we nor our subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

As of the date of this annual report, we and our subsidiaries have received from the PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, which solely include the business licenses that authorize the scope of business operations, and no permission or approval has been denied. As of the date of this annual report, each of our PRC subsidiaries has obtained its business license to engage in the respective business currently being conducted by it in the PRC. For us to offer the securities being registered hereunder to foreign investors, we are required to submit filings with the CSRC within three (3) working days after completion of an offering by the Company. For details regarding this approval requirement, see the above discussion under Item 4. Information on the Company—A. History and Development of the Company—Permissions Required from PRC Authorities.” However, we cannot assure you that we will be able to receive clearance of any compliance requirements imposed on us in a timely manner, or at all. Any failure to fully comply with such compliance requirements may cause our PRC subsidiaries to be unable to conduct their businesses or operations in the PRC, subject them to fines, business suspension, or other sanctions. If we and/or our subsidiaries do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we and/or our subsidiaries are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, and/or prohibited from engaging in the relevant business, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” of this annual report.

Dividends and other distributions

Currently, we do not have a cash management policy in place that dictate how funds are transferred between us and our subsidiaries, or investors. We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the furnishing of funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. There have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China, as of the date of this annual report. In addition, as of the date of this annual report, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China, and neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. As of the date of this annual report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. Other than the following transactions, no cash transfers have occurred between us and our subsidiaries: our Hong Kong subsidiary, Baosheng HK, received cash of $38.3 million from us, which represented proceeds raised in the initial public offering of our Ordinary Shares in February 2021, and the private placement of our Ordinary Shares and warrants in March 2021. In addition to the forgoing, on March 16, 2021, Baosheng HK transferred cash of $6 million, in the form of shareholder loans, to its wholly owned subsidiary, Beijing Baosheng. In April 2021 and August 2021, Baosheng HK transferred cash in the aggregate of $30.79 million, in the form of capital contributions, to its wholly owned subsidiary, Baosheng Network. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC subsidiaries by means of capital contributions or shareholder loans, as the case may be.

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

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC operating subsidiaries to use their potential future Renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business” for a detailed discussion of the Chinese legal restrictions on the payment of dividends and our ability to transfer cash within our group. In addition, holders of our Ordinary Shares may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” for more details.

To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash.”

B. Business Overview

We are an online marketing solution provider based in China. We are dedicated to helping our advertiser clients manage their online marketing activities with a view to achieving their business goals. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. At the same time, as the authorized agency of some popular online media, such as Super Huichuan (超级汇川), and Today’s Headline (今日头条), we help online media procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

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

Our gross billing decreased from $54.7 million in 2021 to $54.6 million in 2022, representing a decrease of 0.3%, and decreased to $18.8 million in 2023, representing a decrease of 65.6%. In the meantime, the media costs increased from $50.8 million in 2021 to $52.2 million in 2022, while decreased to $17.8 million in 2023, representing an increase of 2.7% and a decrease of 65.8%, respectively. Our revenue on a net basis (i.e. difference between gross billing and media costs) has decreased, in tandem our advertiser base and their advertising spend, from $3.9 million in 2021 to $2.4 million in 2022, and decreased to $0.9 million in 2023, representing a decrease of 38.3% and a decrease of 61.8%, respectively.

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

The following is a simplified graphical illustration of our business value chain and the interrelationships among advertisers, media and advertising agencies:

As illustrated in the chart above, in cases where we have direct access to media’s ad inventory, for instance as their authorized agency, we acquire ad inventory directly from the relevant media for our advertisers, which include both (i) direct advertisers; and (ii) third-party advertising agencies which do not have direct access to the relevant ad inventory and wish to place ads for their advertisers through us. Meanwhile, we may receive rebate and incentives from the media for selling their ad inventory.

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

Certain of our advertisers carry well-known brands, such as C-trip (携程), Bilibili (B站), Tuhu（途虎养车）, 满运(江苏满运), T3Go (南京领行), Snack Video (达佳互联), and i-9game (爱九游). During the fiscal years 2023, 2022 and 2021, the number of advertisers we served decreased from 462 in 2021 to 228 in 2022, and increased to 285 in 2023. Our gross billing decreased from $54.7 million in 2021 to $54.6 million in 2022 and decreased to $18.8 million in 2023. Our top five advertisers contributed to 54.2%, 47.2% and 96.0% of our total gross billing in the fiscal years 2023, 2022 and 2021, respectively.

The table below sets out the breakdown of our gross billing by industries of our advertisers:

	Gross billing for the years ended December 31,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
E-commerce & online service platforms	$3,667,880	19.5%	$24,613,492	45.0%	$19,085,684	34.8%
Online education	2,712,961	14.5%	6,636,018	12.2%	11,034,006	20.2%
Online travel agencies	1,649,663	8.8%	1,783,556	3.3%	5,524,212	10.1%
Financial services	108,299	0.6%	1,052,485	1.9%	1,019,921	1.9%
Online gaming	4,226,350	22.5%	10,620,778	19.5%	12,438,353	22.7%
Car services	610,969	3.3%	2,975,537	5.5%	609,995	1.1%
Third-party advertising agencies	3,145,393	16.8%	4,075,110	7.5%	4,929,690	9.0%
Others	2,648,522	14.0%	2,826,101	5.1%	90,671	0.2%
Total	$18,770,037	100%	$54,583,077	100%	$54,732,532	100%

Our Media

We have established and maintained collaborative relationships (either directly or through their authorized agencies) with a wide range of media such as search engines, short-video platforms, and social media platforms, which enable us to offer our advertisers a diverse choices of ad formats, including search ads, in-feed ads (i.e. ads that match the format, appearance and function of the media format in which they appear), mobile app ads and social media ads on an array of advertising channels.

We act as the authorized agency for a number of media during the fiscal years 2023, 2022 and 2021, and will endeavor to secure new authorized agency status with media in the future. With our authorized agency status, we can offer our advertisers with direct access for placements of ads.

Set forth below is a summary of the media for which we have secured authorized agency status during the fiscal years 2023, 2022 and 2021, and up to the date of this annual report, and which we consider to be significant to our business operations:

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

Through Super Huichuan (超级汇川)search engine that includes search ads (卧龙), information flow ads (汇川), and ads provided through various channels such as UC browsers (UC浏览器), UC Headline (UC头条), Youku (优酷) (Note) PP mobile assistant apps (PP手机助手) and SnapPea (豌豆荚).

From January 2017 to December 2024
Hubei Today’s Headline Technology Co., Ltd. (湖北今日头条科技有限公司)	Operator of one of the leading news portal apps and short-video apps in China	In-feed ads on various content distribution channels, including one of the most popular news portals and short-video apps in China.	January 2019 to December 2020, January 2021 to December 2024

To the best of our understanding and based on our experience, certain media may require their authorized agencies to place deposits as payment security and/or to signify the authorized agencies’ commitment in procuring certain minimum amount of ad inventory purchases and/or advertising spend for their advertisers. We determine the amount of deposits and the term of deposits based on the contractual terms with relevant media. These media typically require deposits in the amount of 5% to 10% of the minimum amount of ad inventory purchases and/or advertising spend, which will be refunded to us upon the expiration of the agreement if ad purchases and/or advertising spend our advertisers place with such media reach the minimum requirement. In our agreements with the advertisers seeking to purchase ad inventory from these media, we require the advertisers to pay deposits in the same amount required to be paid to the media, which will be refunded to the advertisers if the minimum requirement for ad inventory purchase and/or advertising spend is fulfilled. From time to time we may pay such deposits on behalf of our advertisers for our own as well as our advertisers’ ease of administrative management. In such cases, depending on the background of such advertisers and our relationship with them, we may or may not require our advertisers to place deposits to us on a back-to-back basis. We determine whether to pay deposits on behalf of an advertiser based on several factors including, but not limited to, the advertiser’s credit history, reputation in the industry, and the amount of ad inventory the advertiser purchases through the current order or has purchased in the past. We pay deposits on behalf of roughly 80% of our advertisers, and the amount of such deposits are about 85% of total deposits to be paid to media.

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

As a result of the foregoing, we had three, three and three overlapping advertisers and media (which were mostly third-party advertising agencies) that we both procured ad inventory from and facilitated sales of ad inventory to in the fiscal years 2023, 2022 and 2021, respectively. The table below summarizes the aggregate gross billing and media cost attributable to such overlapping advertisers and media (or their authorized agencies) in the fiscal years 2023, 2022 and 2021.

	For the years ended December 31,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Gross billing (as our advertisers)	$2,222	0.01%	$16,680,318	30.6%	$186,042	0.3%
Media costs (as our media or media agency)	$6,698	0.01%	$15,365,395	29.5%	$29,787,671	58.6%

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

Revenue Model and Payment Cycle

Our revenue is comprised primarily of (a) rebates and incentives offered by media (or their authorized agencies); and (b) net fees earned from advertisers. We determine the type of our revenue based on the contractual terms with relevant advertisers and media (or their authorized agents) and the nature of the business transactions, and we recognize the corresponding revenue when the related services are delivered. In business transactions where we receive rebates and incentives from media (or their authorized agencies), we are rewarded for assuming the role as sales agents of media (with which we have authorized agency arrangements) or other third-party advertising agencies (which are in turn authorized agencies of the relevant media), and these rebates and incentives are recognized as revenue for our provision of such sales agency services. Conversely, in cases where we procure advertising services or ad inventory from media (or other advertising agents and service providers) on behalf of our advertisers, we are rewarded for the arrangements of advertising services on behalf of our advertisers (but not as principal to the arrangements) such as sourcing and procuring ad inventory and executing ad placements, and we report our revenue earned and costs incurred in these transactions on a net basis as net fees from advertisers.

The following table sets forth a breakdown of our revenues during the fiscal years 2023, 2022 and 2021 by revenue model:

	For the years ended December 31,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
Rebates and incentives earned from publishers	$887,038	96.2%	$1,930,188	79.9%	$3,663,168	93.6%
Net fees earned from advertisers	34,796	3.8%	484,910	20.1%	248,392	6.4%
Total	$921,834	100.0%	$2,415,098	100.0%	$3,911,560	100.0%

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

Set forth below are some of the more typical structures of rebates and incentives that media (or their authorized agencies) offered to us during the fiscal years 2023, 2022 and 2021:

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

It should be noted that the above credit periods are primarily applicable to payments we make on behalf of our advertisers to media (or their authorized agencies and other service providers) for acquisition of their advertising services and ad inventory. In respect of our revenue, the specific credit terms for rebates and incentives from media (or their authorized agencies) are subject to the terms in our written contracts with them, and they are typically settled either by direct set-off of our accounts payable with them (in case of cash rebates and incentives) or through deposits of ad currency units into our accounts maintained with them (in case of in-kind rebates and incentives). Depending on the media, rebates and incentives we receive from media are settled on a quarterly or a yearly basis and at the beginning of the following quarter or following year. For revenue in the form of net fees, given that they represent the difference between the gross fees we charge our advertisers and the media costs incurred on their behalf, credit terms would correspond to our payments made to media (and other advertising agencies and service providers) and payments received from advertisers as described in the preceding paragraphs.

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

Mobile app ads

Mobile app ads generally refer to ads that are deployed in selected mobile sites or mobile apps, and typically appear in the form of banners, buttons, app-launch screen images and interstitial ads. During the fiscal years 2022 and 2021, media channels we utilized for deployment of mobile app ads for our advertisers included independent apps with acceptable level of traffic, app stores as well as demand-side platforms, or DSPs. We did not provide mobile app ads deployment services in the fiscal year ended December 31, 2023.

Banner ad	Button ad

App-launch screen ad	Interstitial ads

The cost model for mobile app is normally CPT and CPA. CPA allows advertisers to pay for a specific action from a prospective customer where a payment is made only when a specific action takes place, such as download (also referred to as CPD), installation and activation.

Social media ads

With the emergence of popular online social media attracting numerous users, advertisers are increasingly receptive of the idea of identifying social media accounts that have influence over potential customers on these platforms. Our social media marketing services generally involves the design and implementation of creative advertising campaigns carried out on social media platforms through the use of influential social media accounts with suitable target audiences.

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

The table below summarizes our revenue model for different services:

Type	Our principal revenue model
SEM Services

● Search ads	Rebates and incentives
Non-SEM Services
● In feed ads	Rebates and incentives
● Mobile app ads	Net fees; rebates and incentives
● Social media ads	Net fees

Top customers

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

In 2023, our top five customers were Xiamen Toutiao Information Technology Co., Ltd., Guangzhou Juyao Information Technology Co., Ltd., Jiangxi Toujing Network Technology Co., Ltd., Tianjin Hengchuang Xintai Technology Co., Ltd., and Beijing Dajia Internet Information Technology Co., Ltd., representing 37.6%, 30.8%, 5.0%, 3.9% and 2.5% of our total revenue, respectively.

Concentration of customers

35.6%, 23.6% and 41.0% of our gross billing, and 60.7%, 13.3% and 62.6% of our revenue, for the fiscal years 2023, 2022 and 2021, respectively, were associated with our SEM services. The search engine market in China demonstrates a highly concentrated feature on resource distribution. Very few search engines host the vast majority of online search traffics. As a result, search ad resources are concentrated on a few search engines. Accordingly, advertising service providers which offer SEM services will inevitably face customer concentration by the very nature of the market landscape.

We have been actively expanding our advertiser base and other revenue sources, and at the same time identifying and securing authorized agency status with suitable media with a view to reducing our customer concentration and our risk of over-reliance on any particular customer. In this connection, we have successfully secured authorized agency status with other media. See “— Business model — Our media” in this section for further details of the media that we have secured authorized agency status and that we believe are significant to our business operations. On the other hand, the number of advertisers we served decreased from 410 in 2021 to 228 in 2022 and increased to 285 in 2023. Our gross billing and revenue contribution from our non-SEM services increased from $32.1 million and $1.5 million in 2021 to $41.7 million and $2.1 million in 2022, respectively, and decreased to $12.1 million and $0.1 million in 2023, respectively. We endeavor to continue our efforts in further diversifying our revenue and customer base, and we are confident that our added authorized agency status with other media would facilitate our efforts in expanding our revenue source and attract new advertisers.

Suppliers

As we recognize all our revenue on a net basis as either rebates and incentives from media or net fees from advertisers, we do not have any significant suppliers and our cost of sales is mostly composed of our staff costs. For more details on our revenue model, see “— Revenue model and payment cycle” in this section.

Sales and Marketing

As of the date of this annual report, we had six employees in our sales and marketing teams who are mainly responsible for pitching and soliciting advertisers to place ads with media through us. They are tasked with growing and optimizing our advertiser base, understanding advertisers’ needs, and cultivating and maintaining relationships with such advertisers.

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

In January 2022, Beijing Baosheng brought a breach of contract claim against Beijing Hekai Qianyu Intelligent Technology Co., Ltd. (“Hekai Qianyu”) and Beijing Zhigu Education Technology Co., Ltd. (“Zhigu Education”) and Mr. Hongpeng Yao (the legal representatives of both Hekai Qianyu and Zhigu Education) in the Beijing Dongcheng District People’s Court and sought recovery of RMB756,000 (approximately $118,681) and related liquidated damages. Beijing Baosheng subsequently withdrew its action against Zhigu Education and agreed to resolve this dispute with the other two defendants through court mediation. On March 25, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Hekai Qianyu shall pay Beijing Baosheng RMB756,000 (approximately $118,681) by April 24, 2022, and in case of any late payment of the foregoing, an additional daily penalty calculated from April 25, 2022 to the actual date of payment shall be imposed; (2) Mr. Hongpeng Yao assumes jointly and several liability for the payment under item (1); and (3) the litigation-related expenses shall be borne by Hekai Qianyu and Mr. Hongpeng Yao. On April 25, 2022, Beijing Baosheng filed a request with the court, seeking to mandatorily enforce the settlement. As of the date of this annual report, the settlement is under the stage of enforcement, and Beijing Baosheng has not yet received any payment from the defendants.

In March 2022, Beijing Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Beijing Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Beijing Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102), and the court approved the extension of reservation to March 17, 2024. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice of hearing.

In December 2022, the Beijing Chaoyang District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant and Beijing Zhijin Dapeng Education Technology Co., Ltd (“Dapeng”), as the defendant. In this case, Beijing Baosheng sought recovery of RMB435,731.02 (approximately $63,271) and related liquidated damages from Dapeng. Later in February 2023, Beijing Baosheng submitted additional evidence to the court. The court hearing was held on September 20, 2023. On January 31, 2024, the court approved Beijing Baosheng’s application for reservation of the bank accounts of Dapeng. As of the date of this annual report, Beijing Baosheng is waiting for the court’s ruling on this case.

In November 2022, Beijing Baosheng brought a breach of contract claim against Shanghai Yituo Information Technology Co., Ltd (“Yituo”) in the Shanghai Jinshan District People’s Court and sought recovery of RMB50,843.31 (approximately $7,383) and related liquidated damages. The court held the hearings on February 14, 2023 and March 27, 2023. The court entered a judgment on April 11, 2023, ruling in favor of Beijing Baosheng. The judgment was served to Beijing Baosheng on April 24, 2023, and became final and binding on the parties asYituo did not file any appeals against the judgement before May 9, 2023. As of the date of this annual report, Beijing Baosheng has not yet received any payment from the defendants. Given that Yituo had no assets, the court enforcement procedures against Yituo were terminated on August 30, 2023. In the event that the court or Beijing Baosheng locates any asset of Yituo, Beijing Baosheng will be able to apply for resumption of the enforcement procedures against Yituo.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case, filed by Beijing Baosheng as the complainant and Beijing Kaikeba Technology Co., Ltd. (“Beijing Kaikeba”), Huike Education Technology Group Co., Ltd., Hangzhou Kaikeba Technology Co., Ltd. (“HZ Kaikeba”), and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB34,436,345.13 (approximately $5,010,488.22) and related liquidated damages from Beijing Kaikeba, HZ Kaikeba, and Fang Yechang. The court reached a ruling in favor of Beijing Baosheng and requiring Beijing Kaikeba and Fang Yechang to compensate Beijing Baosheng the outstanding service fee of RMB35,781,421.17 (US$5,039,707.77), with liquidated damages of RMB2,620,526.68 (US$369,093.46), and court expenses and reservation expenses. The case is now under enforcement procedures.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, HZ Kaikeba, and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB4,756,957.57 (approximately $692,137.33) and related liquidated damages from defendants. On February 27, 2023, the People’s Court of Hangzhou Yuhang District ruled to accept the bankruptcy liquidation case of HZ Kaikeba and requested the creditors of HZ Kaikeba file their claims by April 21, 2023. Beijing Baosheng has filed its creditor claims involved in this case against HZ Kaikeba following the bankruptcy procedures. The bankruptcy administrator confirmed Beijing Baosheng’s rights as a creditor (including the principal debt amount of RMB35,781,421.17 (US$5,039,707.77), and the amount of liquidate damages RMB2,620,526.68 (US$369,093.46). Beijing Baosheng accepted the bankruptcy administrator’s decision and then withdrew the case filed at the Beijing Haidian District People’s Court. As of the date of this annual report, Beijing Baosheng is waiting for the administrator’s notice of the subsequent procedures.

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

In April 2023, the Beijing Shijingshan People’s Court accepted a contract claim case filed by Beijing Baosheng, as the complainant, and Fang Yechang and his spouse, as defendants. In this case, Beijing Baosheng requested the defendants to assume joint and several guarantee liability for Beijing Kaikeba’s debt to Beijing Baosheng in an amount of RMB2,715,663.75 (US$382,493.24). On November 16, 2023, the court issued a civil mediation statement confirming that the parties had reached settlement that the defendants will compensate Beijing Baosheng RMB2,715,663.75 and assume the court expenses. As of the date of this annual report, Beijing Baosheng has not received any payment from the defendants. Beijing Baosheng has filed a request with the court, seeking to mandatorily enforce the settlement.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd (“Shenzhen Pusi”), as the complainant, and Baosheng Network as the defendant. In this case, Shenzhen Pusi sought recovery of outstanding service fee of RMB160,964.7 (approximately $23,291.59) and related liquidated damages from Baosheng Network and other expenses (i.e., attorney’s fee, court expense and property reservation fee). The court made a ruling in favor of the complainant. Baosheng Network appealed to Shenzhen Intermediate People’s Court against the trial court’s judgement. The appellate court made a final ruling on April 29, 2024, affirming the trial court’s judgement. A bank account of Baosheng Network (with an aggregate amount of RMB171,477.98 (US$24,152.17) in the account) was reserved by the court on July 2, 2023, following Shenzhen Pusi’s application. The case is now under enforcement procedures.

On January 30, 2024, Beijing Arbitration Committee accepted a case filed by Beijing Baosheng against Tianjin Hongen Wanmei Future Education Technology Co., Ltd (“Tianjin Hongen”) for recovery of RMB1,434,059.00 (US$201,982.99). As of March 15, 2024, Tianjin Hongen had already paid Beijing Baosheng RMB1,050,047.00 (US$147,896.03). As of the date of this annual report, Beijing Baosheng is waiting for the arbitration committee’s notice of hearing.

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York, alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company extended the deadline to respond to May 22, 2024 in order to coordinate with other defendants in the matter. As of the date of this annual report, there is no anticipated court dates of this lawsuit. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

On April 10, 2024, the Company was served with a copy of the winding up petition (the “Petition”), filed by Orient Plus International Limited (the “Petitioner”) with the Grand Court of the Cayman Islands, seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. On March 17, 2021, two institutional investors, one of which is the Petitioner, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

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

Regulations Relating to Overseas Listings and Offerings

On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”).

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

On February 17, 2023, the CSRC released the Trial Measures, (《境内企业境外发行证券和上市管理试行办法》), and five supporting guidelines, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies. Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submissions of initial public offerings or listing applications. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for their offerings and listings and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for their listings yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offerings and listings may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

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

Pursuant to the Social Insurance Law of the PRC (《中华人民共和国社会保险法》), which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount.

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

Regulations relating to Foreign-Owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC (《中华人民共和国公司法》) (the “PRC Company Law”), which was promulgated by the SCNPC on December 29, 1993 and last amended and will become effective on July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories, i.e., limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested limited liability companies. According to the PRC Company Law, any stipulations by other PRC laws governing foreign investment shall prevail over the PRC Company Law.

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

Circular 37 was issued to replace Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles). SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. As of the date of this annual report, two of our beneficial owners who are PRC residents have completed the registrations required by Circular 37.

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

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

An Rui Tai BVI (BVI)
Deng Guan BVI (BVI)
PBCY Investment (BVI)
Other Shareholders
Public Shareholders
22.40%
6.31%
10.18%
4.07%
57.03%
Baosheng Group (Cayman Islands) Holding Company The Issuer
100%
Baosheng BVI (BVI) Holding Company
100%
Baosheng Hong Kong (Hong Kong) Holding Company
Outside PRC
Inside PRC
100%
100%
Beijing Baosheng (PRC) Operating Entity
Baosheng Network (PRC) Operating Entity
100%
Beijing Xunhuo (PRC) Operating Entity
100%
Horgos Baosheng (PRC) Operating Entity
Baosheng Technology (PRC) Operating Entity
Kashi Baosheng (PRC) Operating Entity
Equity Interest

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

D.  Property, Plants and Equipment

Our corporate headquarter is located in Beijing, China. We use the ten properties we own and two properties we lease from an unrelated third party in Horgos as office spaces with an aggregate gross floor area of approximately11,737.51 ft2.We use a property we own in Beijing as office space, with a total gross floor area of 8,167.98 ft2. We lease two properties as office spaces in Horgos and Kashi, from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the years ended December 31, 2023, 2022 and 2021, the number of advertisers (including direct advertisers and third-party advertising agencies subscribing our services on behalf of their advertising clients) was 285, 228, and 462, respectively. Our gross billing were $18.8 million, $54.6 million and $54.7 million, respectively. For the years ended December 31, 2023, 2022 and 2021, top five advertisers contributed 52.4%, 47.2% and 44.8% of total gross billing, respectively. However as affected by termination of authorized agency agreement with Sogou in March 2021, we did not earn gross billings or revenues from Sogou and experienced a decrease in both the number of advertisers and the amount of revenues in the years of 2023, 2022 and 2021. Our gross billing further decreased to $18.8 million because of a decrease of advertising orders from advertisers.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the years ended December 31, 2023, 2022 and 2021, we generated rebates and incentives from publishers of $0.9 million, $1.9 million and $3.7 million, respectively, and net fees from advertisers of $34,796, $0.5 million and $0.2 million, respectively.

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

A change in any of the above factors may result in significant cutbacks on advertising budgets by advertisers, which would not only result in a reduction of our revenue but would also weaken our negotiating position with media on rebate policies and negatively impact our ability to earn advertising spend-driven rebates and incentives from media.

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

Our ability to attract new media and to maintain relationship with existing media

We have established and maintained relationships with a wide range of media, which offer our advertisers diverse choices of ad formats, including search ads, in-feed ads, mobile app ads and social media ads. Our future growth will depend on our ability to maintain our relationships with existing media partners as well as building partnerships with new media.

In particular, we act as authorized agency for some popular online media to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

If any media ends its cooperative relationship with us or terminates our authorized agency status or imposes commercial terms which are less favorable to us, or we fail to secure partnerships with new media partners, we may lose access to the relevant advertising channels, sustain advertiser deflection, and suffer revenue drop.

Results of Operations for the Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2023	2022	Amount	%
Revenues	$921,834	$2,415,098	$(1,493,264)	(61.8)%
Cost of revenues	(308,395)	(2,446,941)	2,138,546	(87.4)%
Gross profit (loss)	613,439	(31,843)	645,282	(2,026.4)%

Operating expenses
Selling and marketing expenses	(381,635)	(764,258)	382,623	(50.1)%
General and administrative expenses	(1,845,064)	(2,811,215)	966,151	(34.4)%
Provision for doubtful accounts	(726,294)	(20,460,667)	19,734,373	(96.5)%
Impairment of long-term investments	(128,204)	—	(128,204)	100.0%
Total operating expenses	(3,081,197)	(24,036,140)	20,954,943	(87.2)%

Loss from operations	(2,467,758)	(24,067,983)	21,600,225	(89.7)%

Other income (expenses)
Interest (expense) income, net	(14,492)	16,397	(30,889)	(188.4)%
Changes in fair value of warrant liabilities	832	1,912	(1,080)	(56.5)%
Changes in fair value of short-term investments	596,796	17,335	579,461	3,342.7%
Subsidy income	9,876	3,089	6,787	219.7)%
Other income (expenses), net	29,576	290,413	(260,837)	(89.8)%
Total other income, net	622,588	329,146	293,442	(89.2)%

Loss before income taxes	(1,845,170)	(23,738,837)	21,893,667	(92.2)%

Income tax expense	—	—	—	0.0%

Net loss	$(1,845,170)	$(23,738,837)	$21,893,667	(92.2)%

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

Our total revenues decreased by $1.5 million or 61.8%, from $2.4 million for the year ended December 31, 2022, to $0.9 million for the year ended December 31, 2023. The following table sets forth a breakdown of our revenues:

	For the Years Ended
	December 31,				Variance
	2023	%	2022	%	Amount	%
Rebates and incentives offered by publishers	$887,038	96.2%	$1,930,188	79.9%	$(1,043,150)	(54.0)%
Net fees from advertisers	34,796	3.8%	484,910	20.1%	(450,114)	(92.8)%
Total	$921,834	100.0%	$2,415,098	100.0%	$(1,493,264)	(61.8)%

The rebates and incentives offered by publishers decreased by $1.0 million, or 54.0%, from $1.9 million for the year ended December 31, 2022 to $0.9 million for the year ended December 31, 2023, which was mainly caused by the a decrease of $0.6 million in rebates and incentives offered by new media publishers and a decrease of $0.7 million in rebates and incentives offered by news feed ads publishers. The decrease in rebates and incentives offered by new media publishers and news feed ads publishers was resulted from decrease of advertising orders from advertisers.

The net fees from advertisers decreased by $0.5 million, or 92.8%, to $34,796 for the year ended December 31, 2023 from $0.5 million for the year ended December 31, 2022. The decrease was mainly caused by the decrease orders from advertisers.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2023 and 2022:

	For the years ended
	December 31,		Variance
	2023	2022	Amount	%
SEM services
Gross billing	$6,684,788	$12,900,814	$(6,216,026)	(48.2)%
Less: Media costs	6,125,481	12,579,451	(6,453,970)	(51.3)%
(as % of gross billing)	91.6%	97.5%
Revenue from SEM services	$559,307	$321,363	$237,944	74.0%

Non-SEM services
Gross billing	$12,085,248	$41,682,263	$(29,597,015)	(71.1)%
Less: Media costs	11,722,721	39,588,528	(27,865,807)	(70.4)%
(as % of gross billing)	97.0%	95.0%
Revenue from Non-SEM services	$362,527	$2,093,735	$(1,731,208)	(82.7)%

Revenues	$921,834	$2,415,098	$(1,493,264)	(61.8)%

The revenues from SEM services consist of rebates and incentives offered by publishers. The revenues from SEM services increased by $0.2 million, or 74.0%, to $0.6 million for the year ended December 31, 2023 from $0.3 million for the year ended December 31, 2022. The increase in revenues from SEM services was primarily due to a reversal of revenues of $0.2 million arising from Sogou in the year of 2022. The reversal was caused by payments to media publishers as final settlement as we had not provided agency services to Sogou since April 2021.

The revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services decreased by $1.7 million, or 82.7%, to $0.4 million for the year ended December 31, 2023 from $2.1 million for year ended December 31, 2022. Such a decrease was mainly attributable to a decrease in advertising orders from our advertisers.

Cost of revenues

Our total cost of revenues decreased by $2.1 million or 87.4%, from $2.4 million for the year ended December 31, 2022, to $0.3 million for the year ended December 31, 2023. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2023 and 2022:

	For the years ended
	December 31,				Variance
	2023	%	2022	%	Amount	%
SEM services	$187,113	83.8%	$325,600	13.3%	$(138,487)	(42.5)%
Non-SEM services	121,282	16.2%	2,121,341	86.7%	(2,000,059)	(94.3)%
Total	$308,395	100.0%	$2,446,941	100.0%	$(2,138,546)	(87.4)%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges.

The decrease was primarily attributable to a decrease of staff costs by $1.9 million, or 81.2%, as a result staff resignations because of a decrease in advertising orders from our advertisers.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit changed by $0.4 million from gross loss of $31,843 for the year ended December 31, 2022 to gross profit of $0.6 million for the year ended December 31, 2023. The following table sets forth a breakdown of gross profit by services offered for the year ended December 31, 2023 and 2022:

	For the years ended
	December 31,				Variance
	2023	%	2022	%	Amount	%
SEM services	$372,194	49.0%	$(4,237)	42.9%	$376,431	(8,884.4)%
Non-SEM services	241,245	51.0%	(27,606)	57.1%	268,851	(973.9)%
Total	$613,439	100.0%	$(31,843)	100.0%	$645,282	(2,026.4)%

Operating expenses

Our operating expenses decreased by $20.9 million, or 87.2%, from $24.0 million for the year ended December 31, 2022, to $3.1 million for the year ended December 31, 2023. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2023 and 2022:

	For the years ended
	December 31,				Variance
	2023	%	2022	%	Amount	%
Revenues	$921,834	100%	$2,415,098	100%	$(1,493,264)	(61.8)%
Operating expenses
Selling and marketing expenses	381,635	41.4%	764,258	31.6%	(382,623)	(50.1)%
General and administrative expenses	1,845,064	200.2%	2,811,215	116.4%	(966,151)	(34.4)%
Provision for doubtful accounts	726,294	78.8%	20,460,667	847.2%	(19,734,373)	(96.5)%
Impairment of long-term investments	128,204	13.9%	—	0.0%	128,204	100.0%
Total operating expenses	$3,081,197	334.3%	$24,036,140	995.2%	$(20,954,943)	(87.2)%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses decreased by $0.4 million, or 50.1%, from $0.8 million for the year ended December 31, 2022 to $0.4 million for the year ended December 31, 2023. This decrease in selling expenses was primarily due to a decrease of $0.2 million in salary and welfare expenses because of resignation of sales staff and a decrease of $0.2 million in entertainment expenses. Both decrease in expenses are primarily affected by decreased advertising orders from advertisers.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, and consulting and professional fees. General and administrative expenses decreased from $2.8 million for the year ended December 31, 2022 to $1.8 million for the year ended December 31, 2023. The decrease was primarily due to a decrease of $0.5 million in office lease expenses because we terminated a lease agreement in Beijing in September 2022, and a decrease of $0.2 million in renovation expenses and a decrease of $0.2 million in payroll and welfare expenses because of resignation of administrative staff.

Provision for doubtful accounts

The following table sets forth a breakdown of (reversal of provision)/provision for doubtful accounts for the years ended December 31, 2023 and 2022:

	For the years ended December 31,		Variances
	2023	2022	Amount	%
(Reversal of provision) provision for doubtful accounts receivables	$(702,156)	$19,276,587	$(19,978,743)	(103.6)%
(Reversal of provision) provision for doubtful prepayments	(1,243,233)	1,196,563	(2,439,796)	(203.9)%
Provision for doubtful other current assets	7,061	(12,483)	19,544	(156.6)%
Provision for doubtful prepayments for licensed copyrights	2,664,622	—	2,664,622	100.0%
	$726,294	$20,460,667	$(19,734,373)	(96.5)%

(Reversal of provision) provision for doubtful accounts receivables

The Company recorded reversal of provision for doubtful accounts receivable of $0.7 million for the year ended December 31, 2023, as compared with a provision for doubtful accounts receivable of $19.3 million for the year ended December 31, 2022.

For the year ended December 31, 2022, because some of our mobile app ads advertisers were adversely affected by both the COVID-19 pandemic and stricter governmental regulations affecting the financial and insurance industry, education industry and gaming industry, our advertisers in these industries slowed down paying accounts receivables and required us to provide longer credit terms. Accordingly, we provided increasing significant amount of allowances on accounts receivables due from these advertisers according to the Company’s provision policy.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. For the year ended December 31, 2023, we reversed provision for expected credit losses of $0.7 million.

Provision for doubtful prepayments

Reversal of provision for doubtful prepayments was $1.2 million for the year ended December 31, 2023. The reversal was primarily because we received media services from our publishers in the year ended December 31, 2023, while the prepayments on these services were previously impaired.

Provision for doubtful prepayments was $1.2 million for the year ended December 31, 2022. Such prepayments were made to certain publishers for purpose of lock in media cost. However, as they were affected by COVID-19, the Company did not place advertising service orders with these publishers over the past two years, and the Company provided full allowance against these prepayments because the prepayment aged over two years and the Company was uncertain if it could obtain the services underlying the prepayments or to be refunded.

Provision for doubtful prepayments for licensed copyrights

For the year ended December 31, 2023, the Company provided full on impairment of $2,664,622 against the prepayments for licensed copyrights underlying two games, the development of which were not completed by the vendors in due course as agreed.

Other income, net

For the year ended December 31, 2023, other income, net primarily consisted of changes in fair value of short-term investments of $0.6 million. For the year ended December 31, 2022, other income, net primarily consisted of nondeductible input value-added taxes of $0.4 million.

Income tax expense

For the years ended December 31, 2023 and 2022, we incurred net operating losses and were not subject to or subject to minimal income tax expenses due to tax payments in quarterly tax return.

Net Loss

As a result of the foregoing, we reported a net loss of $1.8 million for the year ended December 31, 2023, as compared to a net loss of $23.7 million for the year ended December 31, 2022.

Results of Operations for the Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2022	2021	Amount	%
Revenues	$2,415,098	$3,911,560	$(1,496,462)	(38.3)%
Cost of revenues	(2,446,941)	(2,077,516)	(369,425)	17.8%
Gross (loss) profit	(31,843)	1,834,044	(1,865,887)	(101.7)%

Operating expenses
Selling and marketing expenses	(764,258)	(1,086,078)	321,820	(29.6)%
General and administrative expenses	(2,811,215)	(2,856,789)	45,574	(1.6)%
Provision for doubtful accounts	(20,460,667)	(6,880,008)	(13,580,659)	197.4%
Impairment of property and equipment	—	(434,878)	434,878	(100.0)%
Total operating expenses	(24,036,140)	(11,257,753)	(12,778,387)	113.5%

Loss from operations	(24,067,983)	(9,423,709)	(14,644,274)	155.4%

Other income (expenses)
Interest income (expense), net	16,397	(57,109)	73,506	(128.7)%
Change in fair value of warrant liabilities	1,912	2,367,632	(2,365,720)	(99.9)%
Subsidy income	3,089	574,878	(571,789)	(99.5)%
Other income (expenses), net	307,748	(209,145)	516,893	(247.1)%
Total other income, net	329,146	2,676,256	(2,347,110)	(87.7)%

Loss before income taxes	(23,738,837)	(6,747,453)	(16,991,384)	251.8%

Income tax expense	—	—	—	—%

Net loss	$(23,738,837)	$(6,747,453)	$(16,991,384)	251.8%

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

The rebates and incentives offered by publishers decreased by $1.7 million, or 47.3%, from $3.7 million for the year ended December 31, 2021 to $1.9 million for the year ended December 31, 2022, which was mainly caused by the net effect of i) a decrease of $2.2 million in revenue from Sogou, as the authorized agency agreement between the Company and Sogou expired on March 31, 2021. We did not generate revenues from Sogou for the year ended December 31, 2022, and ii) an increase of $0.6 million in rebates and incentives offered by new media publishers. For the year ended December 31, 2022, the Company obtained two new media publishers which offered rebates of incentives of $0.6 million to the Company.

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

Operating expenses

Our operating expenses increased by $12.8 million, or 98.2%, from $11.3 million for the year ended December 31, 2021, to $24.0 million for the year ended December 31, 2022. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2022 and 2021:

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

In December 2022, Baosheng Network entered into a bank loan agreement with Bank of Beijing under which under which Baosheng Network borrowed a one-year loan of RMB10,000,000, or $1,449,846. The interest rate for the borrowing was fixed at 3.65% per annum. In December 2023, the borrowing was renewed for one year through December 2024. The loan is guaranteed by two third parties, for whom the Company involved a third-party counter-guarantor. In addition, the Company pledged its properties with the counter guarantor.

In July 2023, Beijing Baosheng entered into a bank loan agreement with Bank of Communication under which Beijing Baosheng borrowed a one-year loan of RMB6,000,000, or $847,350. The interest rate for the borrowing was fixed at 3.55% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s director and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Gong Sheng and his spouse pledged their property with the counter guarantor.

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $1.8 million, $23.7 million and $6.7 million for the years ended December 31, 2023, 2022 and 2021, and reported a cash inflow of $2,259,466 and $1,601,481 for the years ended December 31, 2023 and 2022, respectively, while cash outflow of $31,213,199 from operating activities for the year ended December 31, 2021. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2023, the Company had cash and cash equivalent of $3.3 million and short-term investments of $2.6 million. On the other hand, the balance of current liabilities of $6.5 million, among which advance from customers of $0.8 million were not required to be settled in cash. The current assets are sufficient to cover the current liabilities which were expected to get paid in the year ending December 31, 2024. The Company also obtained a one-year bank borrowing during the year ended December 31, 2023. The Company expected to renew the bank borrowing upon its maturity. The Company intends to meet the cash requirements for the next 12 months from the date of this annual report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the date of this annual report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

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

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2023	2022	2021
Net Cash Provided by (Used in) Operating Activities	$2,259,466	$1,601,481	$(31,213,199)
Net Cash Used in Investing Activities	(6,312,936)	(3,777,782)	(6,414,339)
Net Cash Provided by Financing Activities	847,350	295,765	36,085,744
Effect of exchange rate changes on cash and cash equivalents	(156,895)	(323,238)	152,389
Net decrease in cash, cash equivalents and restricted cash	(3,363,015)	(2,203,774)	(1,389,405)
Cash, cash equivalents and restricted cash at beginning of year	6,679,077	8,882,851	10,272,256
Cash, cash equivalents and restricted cash at end of year	$3,316,062	$6,679,077	$8,882,851

Operating Activities

Net cash provided by operating activities was $2.3 million for the year ended December 31, 2023, mainly derived from (i) net loss of $1.8 million for the year adjusted for noncash provision for doubtful accounts of $0.7 million and increase of $0.6 million in fair value of short-term investments, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $5.8 million because of collections; and (b) a decrease in prepayment of $1.1 million and $3.0 million to third parties and related parties, respectively, and a decrease of accounts payable to third parties of $6.3 million as a result of the decrease of purchases of ads on behalf of advertisers.

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

We generally grant a credit term of up to 180 days to advertisers. The turnover days for accounts receivable for the years ended December 31, 2023, 2022 and 2021 were 558 days, 369 days and 442 days, respectively. The long turnover days of accounts receivable was mainly due to a slowdown in payment from our mobile apps customers, who were severely affected by the COVID-19 pandemic and required a longer term for extension of credit from us. Our turnover days for accounts receivable is calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our gross billing for the year, multiplied by 365 days.

We are generally granted credit term of up to 90 days by publishers for our SEM services, and credit term ranging from prepayments to 180 days for our non -SEM services. The turnover days for accounts payable for the years ended December 31, 2023, 2022 and 2021 were 112 days, 72 days and 172 days, respectively. Our turnover days for accounts payable is calculated as the average of the beginning and ending balance of the carrying amount of accounts payable for the year, divided by our media costs for the year, multiplied by 365 days.

Investing Activities

Net cash used in investing activities amounted to $6.3 million for the year ended December 31, 2023, primarily including the payment of deposits of $2.6 million to a third party to support our future business combinations, purchases of short-term investments of $1.3 million and investment in two investee of $4.8 million, partially offset by proceeds of $2.4 million from redemption of short-term investments.

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

Financing Activities

Net cash provided by financing activities amounted to $0.8 million for the year ended December 31, 2022, primarily consisting of proceeds from bank borrowing of $2.3 million, partially offset by repayment of bank borrowings of $1.4 million.

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

Capital Expenditures

Our capital expenditures were $30,108, $1.5 million and $1.9 million in fiscal years ended December 31, 2023, 2022 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Baosheng Media Group Holdings Limited is a holding company with no operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

On January 1, 2023, the Company adopted ASU No. 2016-13, using the modified retrospective transition method.

Prior to the Company’s adoption of ASU 2016-13, the Company applied ASC 310, Receivables (“ASC 310”) to recognize and measure accounts receivable. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on any specifically identified accounts receivable that may become uncollectible. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

After the adoption of ASU 2016-13, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “provision for doubtful accounts” in the consolidated statements of loss and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the year ended December 31, 2023, the Company reversed allowance for expected credit losses of $0.7 million for accounts receivable. For the years ended December 31, 2022 and 2021, the Company provided allowance of $19.3 million and $4.2 million against the accounts receivable, respectively.

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

As of December 31, 2023 and 2022, deferred tax assets from the net operating loss carryforwards amounted to $3.1 million and $1.2 million, respectively. We have recognized a valuation allowance of $3.1 million, $1.2 million and $1.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,100). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2023, 2022 and 2021, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Shasha Mi	37	Chairperson of the board and Chief Executive Officer
Sheng Gong	42	Director
Yue Jin	42	Chief Financial Officer
Yun Wu	52	Independent Director
Guangyao Zhu	42	Independent Director
Changhong Jiang	46	Independent Director

The following is a brief biography of each of our executive officers and directors:

Shasha Mi, age 37, serves as the Company’s Chief Executive Officer, the Chairperson of the Board of Directors, and director since July 2022. Ms. Shasha Mi has more than ten years of management experience in the online advertising industry. Since September 2022, Ms. Shasha Mi has served as the Chief Executive Officer and the chairperson of the board of Baosheng Network and Beijing Baosheng, indirect wholly-owned subsidiaries of the Company. Ms. Shasha Mi is responsible for designing business strategies for Beijing Baosheng and Baosheng Network, overseeing the execution of business strategies, and managing the daily operations of the companies. From September 2017 to August 2022, Ms. Shasha Mi served as the head of business department of Baosheng Network and Beijing Baosheng, overseeing the operations of the companies’ advertising business. From August 2016 to June 2017, Ms. Shasha Mi served as the vice president at Jiangsu Wansheng Weiye Network Technology Co., Ltd., an online advertising company in the PRC. From May 2012 to July 2016, Ms. Shasha Mi served as the sales director at Beijing Qihoo Technology Co., Ltd. Ms. Shasha Mi obtained her bachelor’s degree in accounting from Beijing Union University in 2008. Ms. Mi is pursuing her master’s degree in business administration from Tsinghua University and expects to obtain her degree in 2024.

Sheng Gong, age 42, serves as our director and the national sales director of our SEM advertising, and is primarily responsible for overseeing the business development, sales and marketing of our SEM services. Mr. Sheng Gong has over 10 years of experience in business development and sales and marketing in the media industry in China. Since August 2021, Mr. Sheng Gong has served as the legal corporate representative and director of Baosheng Network, responsible for overseeing the company’s business development, client relations, and management functions. From June 2018 to July 2021, Mr. Sheng Gong served as the head of business department of the Beijing branch company of Horgos Baosheng. Prior to that, Mr. Sheng Gong served as a director, head of business development, and legal corporate representative of Beijing Baosheng from May 2016 to May 2018. Mr. Sheng Gong received a bachelor’s degree in computer application from Beijing Jianshe University in the PRC in 2004.

Yue Jin, age 42, serves as our chief financial officer and our financial director. Mr. Yue Jin is responsible for managing our finances, evaluating our financial risks and opportunities, and is responsible for financial reporting. Mr. Yue Jin has over 10 years of financial experience. Prior to joining us in January 2020 as the financial director of Beijing Baosheng, Mr. Yue Jin served as the financial director at Using Media Group from November 2018 to December 2019. From May 2011 to October 2018, Mr. Yue Jin served as the financial manager and vice financial director at Beijing Zoom Interactive Online Marketing Technology Co., Ltd. Mr. Yue Jin received a diploma from Renmin University in the PRC in 2003 with a major in financial accounting and received a bachelor’s degree in accounting from Capital University of Economics and Business in Beijing in 2012.

Yun Wu, age 52, has served as the Company’s independent director since December 2023. Since January 2022, Mr. Wu has been serving as the general manager at Air CITC Information Technology (Beijing) Co., Ltd., where he is responsible for business management. From December 2014 to December 2021, Mr. Wu served as the co-founder and chief operating officer at Beijing Haitaoche Technology Co., Ltd., a vertical e-commerce platform specializing in parallel-imported cars, where he was responsible for the overall company management. Mr. Wu obtained his bachelor’s degree in Computer Science and Technology from Peking University in 1995, and his Master of Business Administration degree from the Guanghua School of Management at Peking University in 2001.

Guangyao Zhu, age 42, has served as the Company’s independent director since September 2022. Mr. Zhu has served as the chairman at Beijing Mingdi Technology and Trade Development Co., Ltd., a company that invests in the business of landscaping, construction, and construction supplies since October 2021. Since December 2018, Mr. Guangyao Zhu has served as the deputy secretary general at the artificial intelligence education special committee of the China Electronics Chamber of Commerce, where Mr. Zhu was primarily responsible for outreach activities of the special committee. From September 2017 to November 2018, Mr. Zhu served as the chairman of the board of directors at Beijing Kunyue Education Technology Co., Ltd., a company investing in Sino-foreign cooperative education and school-enterprise cooperative education, where Mr. Zhu was mainly responsible for overseeing the company’s daily operations and making strategic decisions for the company. Mr. Zhu obtained his bachelor’s degree in English from Beijing Foreign Studies University in the PRC in 2003 and his master’s degree in international trade from the University of Murcia in Spain in 2022.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	3	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of $109,008.82 in cash to our executive officers, and we paid $22,583.33 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Changhong Jiang, Guangyao Zhu, and Yun Wu. Changhong Jiang is the chairman of our audit committee. We have determined that Changhong Jiang, Guangyao Zhu, and Yun Wu satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Changhong Jiang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yun Wu, Guangyao Zhu, and Changhong Jiang. Mr. Yun Wu is the chairperson of our compensation committee. We have determined that Yun Wu, Guangyao Zhu, and Changhong Jiang satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Guangyao Zhu, Changhong Jiang, and Yun Wu. Mr. Guangyao Zhu is the chairperson of our nominating and corporate governance committee. Guangyao Zhu, Changhong Jiang, and Yun Wu satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2021, 2022 and 2023, we had a total of 110, 59 and 32 employees, all of whom are located in China. The following table sets forth the breakdown of our employees by function as of December 31, 2023:

	As of
	December 31,
	2023
		% of
	Number	Total
Functions:
Sales and marketing	6	19%
Advertiser services	4	13%
Ad optimization	12	37%
Media relationships	2	6%
Management and administration	8	25%
Total	32	100%

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

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 15, 2024 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 1,534,487 Ordinary Shares issued and outstanding as of May 15, 2024.

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

	Ordinary Shares Beneficially Owned
			Percentage
		Percentage of	of aggregate
		Total Ordinary	voting
	Number	Shares*	power**
Directors and Executive Officers: †
Shasha Mi	—	—	—
Sheng Gong (1)	34,375	2.24%	—%
Yue Jin	—	—	—
Guangyao Zhu	—	—	—
Yun Wu	—	—	—
Changhong Jiang	—	—	—

All directors and executive officers as a group:	34,375	2.26%	—%

5% Shareholders:
An Rui Tai BVI (2)	343,750	22.40%	22.40%
Deng Guan BVI (3)	96,857	6.31%	6.31%
PBCY Investment (4)	156,250	10.18%	10.18%

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

†	The business address for our directors and executive officers is East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing, People’s Republic of China.
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

As of the date of this annual report, approximately 57.03% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede & Co.).

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

For the years ended December 31, 2023, 2022 and 2021, our transactions with related parties were summarized in the below table:

1)	Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (“EJAM Group”)	Indirectly hold a 6.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (“Pubang Hong Kong”)	Indirectly hold a 20.4% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Horgos Meitui Network Technology Co., Ltd. (“Horgos Meitui”)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Ms. Wenxiu Zhong	Former chairperson of the Board of Directors, former CEO and indirect equity shareholder of the Company
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company
Sheng Gong	Director of the Company
Shasha Mi	Chief Executive Officer and Chairperson of the Board of Directors of the Company

2)	Transactions with related parties

	For the Years Ended
	December 31,
	2023	2022	2021
Gross billing from a related party
Horgos Zhijiantiancheng	$—	$—	$83,909
Guangzhou Yijiantiancheng	—	—	8,743
	$—	$—	$92,652
Services purchased from related parties
Horgos Zhijiantiancheng	$161,264	$4,464,919	$11,298,397

3)	Balances with related parties

As of December 31, 2023 and 2022, the balances due from related parties were as follows:

	December 31,	December 31,
	2023	2022
Media deposits
Horgos Zhijiantiancheng (a)	$215,689	$104,390

Prepayments
Horgos Zhijiantiancheng (a)	$—	$3,314,744

Due from related parties
Anruitai Investment Limited	$28,667	$28,667
Sheng Gong (b)	1,408	—
	$30,075	$28,667
(a)	Horgos Zhijiantiancheng is both a media with the Company. For the years ended December 31, 2023 and 2022, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng.
(b)	Representing advance from the Company to Sheng Gong for employee expenses.

As of December 31, 2023 and 2022, the balances due to related parties were as follows:

	December 31,	December 31,
	2023	2022
Other payable
Wenxiu Zhong	$3,546	$14,499
Shasha Mi	6,849	—
Sheng Gong	1,781	—
	$12,176	$14,499

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

In January 2022, Beijing Baosheng brought a breach of contract claim against Beijing Hekai Qianyu Intelligent Technology Co., Ltd. (“Hekai Qianyu”) and Beijing Zhigu Education Technology Co., Ltd. (“Zhigu Education”) and Mr. Hongpeng Yao (the legal representatives of both Hekai Qianyu and Zhigu Education) in the Beijing Dongcheng District People’s Court and sought recovery of RMB756, 000 (approximately $118,681) and related liquidated damages. Beijing Baosheng subsequently withdrew its action against Zhigu Education and agreed to resolve this dispute with the other two defendants through court mediation. On March 25, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Hekai Qianyu shall pay Beijing Baosheng RMB756,000 (approximately $118,681) by April 24, 2022, and in case of any late payment of the foregoing, an additional daily penalty calculated from April 25, 2022 to the actual date of payment shall be imposed; (2) Mr. Hongpeng Yao assumes jointly and several liability for the payment under item (1); and (3) the litigation-related expenses shall be borne by Hekai Qianyu and Mr. Hongpeng Yao. On April 25, 2022, Beijing Baosheng filed a request with the court, seeking to mandatorily enforce the settlement. As of the date of this annual report, the settlement is under the stage of enforcement, and Beijing Baosheng has not yet received any payment from the defendants.

In March 2022, Beijing Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Beijing Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Beijing Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102), and the court approved the extension of reservation to March 17, 2024. As of the date of this annual report, Beijing Baosheng is waiting for the court’s notice of hearing.

In December 2022, the Beijing Chaoyang District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant and Beijing Zhijin Dapeng Education Technology Co., Ltd (“Dapeng”), as the defendant. In this case, Beijing Baosheng sought recovery of RMB435,731.02 (approximately $63,271) and related liquidated damages from Dapeng. Later in February 2023, Beijing Baosheng submitted additional evidence to the court. The court hearing was held on September 20, 2023. On January 31, 2024, the court approved Beijing Baosheng’s application for reservation of the bank accounts of Dapeng. As of the date of this annual report, Beijing Baosheng is waiting for the court’s ruling on this case.

In November 2022, Beijing Baosheng brought a breach of contract claim against Shanghai Yituo Information Technology Co., Ltd (“Yituo”) in the Shanghai Jinshan District People’s Court and sought recovery of RMB50,843.31 (approximately $7,383) and related liquidated damages. The court held the hearings on February 14, 2023 and March 27, 2023. The court entered a judgment on April 11, 2023, ruling in favor of Beijing Baosheng. The judgment was served to Beijing Baosheng on April 24, 2023, and became final and binding on the parties as Yituo did not file any appeals against the judgement before May 9, 2023. As of the date of this annual report, Beijing Baosheng has not yet received any payment from the defendants. Given that Yituo had no assets, the court enforcement procedures against Yituo were terminated on August 30, 2023. In the event that the court or Beijing Baosheng locates any asset of Yituo, Beijing Baosheng will be able to apply for resumption of the enforcement procedures against Yituo.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case, filed by Beijing Baosheng as the complainant and Beijing Kaikeba Technology Co., Ltd. (“Beijing Kaikeba”), Huike Education Technology Group Co., Ltd., Hangzhou Kaikeba Technology Co., Ltd. (“HZ Kaikeba”), and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB34,436,345.13 (approximately $5,010,488.22) and related liquidated damages from Beijing Kaikeba, HZ Kaikeba, and Fang Yechang. The court has a ruling in favor of Beijing Baosheng and requiring Beijing Kaikeba and Fang Yechang to compensate Beijing Baosheng the outstanding service fee of RMB35,781,421.17 (US$5,039,707.77), with liquidated damages of RMB2,620,526.68 (US$369,093.46), and court expenses and reservation expenses. The case is now under enforcement procedures.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, HZ Kaikeba, and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB4,756,957.57 (approximately $692,137.33) and related liquidated damages from defendants. On February 27, 2023, the People’s Court of Hangzhou Yuhang District ruled to accept the bankruptcy liquidation case of HZ Kaikeba and requested the creditors of HZ Kaikeba file their claims by April 21, 2023. Beijing Baosheng has filed its creditor claims involved in this case against HZ Kaikeba following the bankruptcy procedures. The bankruptcy administrator confirmed Beijing Baosheng’s rights as a creditor (including the principal debt amount of RMB35,781,421.17 (US$5,039,707.77), and the amount of liquidate damages RMB2,620,526.68 (US$369,093.46). Beijing Baosheng accepted the bankruptcy administrator’s decision and then withdrew the case filed at the Beijing Haidian District People’s Court. As of the date of this annual report, Beijing Baosheng is waiting for the administrator’s notice of the subsequent procedures.

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

In April 2023, the Beijing Shijingshan People’s Court accepted a contract claim case filed by Beijing Baosheng, as the complainant, and Fang Yechang and his spouse, as defendants. In this case, Beijing Baosheng requested the defendants to assume joint and several guarantee liability for Beijing Kaikeba’s debt to Beijing Baosheng in an amount of RMB2,715,663.75 (US$382,493.24). On November 16, 2023, the court issued a civil mediation statement confirming that the parties had reached settlement that the defendants will compensate Beijing Baosheng RMB 2,715,663.75 and assume the court expenses. As of the date of this annual report, Beijing Baosheng has not received any payment from the defendants. Beijing Baosheng has filed a request with the court, seeking to mandatorily enforce the settlement.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd (“Shenzhen Pusi”), as the complainant, and Baosheng Network as the defendant. In this case, Shenzhen Pusi sought recovery of outstanding service fee RMB160,964.7 (approximately $23,291.59) and related liquidated damages from Baosheng Network and other expenses (i.e., attorney’s fee, court expense and property reservation fee). The court made a ruling in favor of the complainant. Baosheng Network appealed to Shenzhen Intermediate People’s Court against the trial court’s judgement. The appellate court made a final ruling on April 29, 2024, affirming the trial court’s judgement. A bank account of Baosheng Network (with amount of RMB171,477.98 (US$24,152.17) in the account) was reserved by the court on July 2, 2023, following Shenzhen Pusi’s application. The case is now under enforcement procedures.

On January 30, 2024, Beijing Arbitration Committee accepted a case filed by Beijing Baosheng against Tianjin Hongen Wanmei Future Education Technology Co., Ltd (“Tianjin Hongen”) for recovery of RMB1,434,059.00 (US$201,982.99). As of March 15, 2024, Tianjin Hongen had already paid to Beijing Baosheng RMB1,050,047.00 (US$147,896.03). As of the date of this annual report, Beijing Baosheng is waiting for the arbitration committee’s notice of hearing.

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York, alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company extended the deadline to respond to May 22, 2024 in order to coordinate with other defendants in the matter. As of the date of this annual report, there is no anticipated court dates of this lawsuit. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

On April 10, 2024, the Company was served with a copy of the winding up petition (the “Petition”), filed by Orient Plus International Limited (the “Petitioner”) with the Grand Court of the Cayman Islands, seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. On March 17, 2021, two institutional investors, one of which is the Petitioner, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$9,600,000 divided into 1,000,000,000 Ordinary Shares, par value $0.0096 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

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

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and the articles, any special resolutions passed by such companies, the registers of mortgages and charges of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

The implementation rules of the EIT law provides that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Beijing Dacheng, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Beijing Dacheng is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Beijing Dacheng believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

The brief discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers and U.S. Holders are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

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

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below), the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the Nasdaq Stock Market, on which the Ordinary Shares are currently traded. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Company did not declare any dividends during the current year.

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

Passive Foreign Investment Company (PFIC) Consequences

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It was determined we are not a PFIC for the current year, however, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you still may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares continue to be regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-239800) in relation to the initial public offering of 6,000,000 Ordinary Shares at an initial public offering price of $5.00 per Ordinary Share. The registration statement was declared effective by the SEC on February 5, 2021.Our initial public offering closed on February 10, 2021. Univest Securities, LLC was the representative of the underwriters for our initial public offering. On March 3, 2021, Univest Securities, LLC exercised the over-allotment option in full to purchase an additional 900,000 Ordinary Shares.

We received net proceeds of approximately $30.2 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred by the Company in connection with our initial public offering was approximately $4.3 million, which included approximately $2.4 million in underwriting discounts for the initial public offering and approximately $1.9 million in other costs and expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $28.97 million of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1 (File No.: 333-239800).

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

On February 7, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with VG Master Fund SPC (the “Investor”), under which, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to US$2,000,000 of the Ordinary Shares to the Investor, from time to time during the period commencing on February 7, 2024 and ending on the earlier of (i) the date on which the Investor shall have cumulatively purchased such number of Ordinary Shares pursuant to the Purchase Agreement equal to US$2,000,000 or (ii) February 6, 2025. The Ordinary Shares to be issued to the Investor are registered under the Company’s Form F-3, as amended (File No. 333-273720). The Company’s net proceeds under the Purchase Agreement will depend on the frequency of sales and the number of shares sold to the Investor and the prices at which the Company sells shares to the Investor. The Company expects that any net proceeds it receives from such sales will be used for general corporate purposes, including working capital. As of the date of this annual report, the Company has not sold any Ordinary Shares to the Investor under the Purchase Agreement.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Due to the foregoing material weakness, management concluded that as of December 31, 2023, our internal control over financial reporting was ineffective.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA Inc., our independent registered public accounting firm, for the periods indicated.

	For the Years Ended December 31,
	2023	2022
Audit fees(1)	305,000	40,000
Audit-Related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
Total	$305,000	$40,000

Note:

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, review of the interim financial statements and for the audits of the financial statements in connection with the initial public offering, as well as the issuance of comfort letter in connection with the initial public offering and consent letter for shelf registration.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable.

Item 16K. CYBERSECURITY

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks.

Our board of directors is aware of the importance of adopting a group-wide cybersecurity program. Our board of directors actively oversees our cybersecurity risks by actively reviewing reports on cybersecurity risks, legislation, and incidents. To date, we have never experienced material cybersecurity threats, disruptions, data losses, or major impacts.

We have engaged a third-party advisor in assisting us in assessing and managing cybersecurity risks. They are responsible for providing assistance in managing daily cybersecurity tasks, updating cybersecurity policies, implementing remedial measures, and providing assessment reports. Our management receives regular briefings from the advisor on cybersecurity incidents and cybersecurity reports. Nevertheless, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Baosheng Media Group Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-39977), filed with the SEC on May 8, 2023)

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

English Translation of Agent Data Promotion Business Cooperation Agreement between Beijing Baosheng Technology Co., Ltd. and Xiamen Jinri Toutiao Information Technology Co., Ltd., dated January 1, 2024

4.4*

English Translation of Agent Data Promotion Business Cooperation Agreement among Beijing Baosheng Technology Co., Ltd., Beijing Baosheng Network Technology Co., Ltd. and Xiamen Jinri Toutiao Information Technology Co., Ltd., as amended, dated January 1, 2024

4.5*	English Translation of System Technology Services Agreement by and between Beijing Baosheng Technology Co., Ltd. and Guangzhou Juyao Information Technology Co., Ltd., dated January 1, 2024

4.6*	English Translation of System Technology Services Agreement by and between Beijing Baosheng Network Technology Co., Ltd. and Guangzhou Juyao Information Technology Co., Ltd., dated January 1, 2024

4.7*	English Translation of Asset Merger and Acquisition Security Deposit Agreement between Beijing Baosheng Network Technology Co., Ltd. and Nanjing Yunbei E-Commerce Co., Ltd.

8.1	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 001-39977), filed with the SEC on May 17, 2022)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Beijing Dacheng Law Offices, LLP

15.2*	Consent of YCM CPA INC.

97.1*	Compensation Recovery Policy of the Registrant

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baosheng Media Group Holdings Limited

	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer and Chairperson of the Board of Directors (Principal Executive Officer)
Date: May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Baosheng Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Baosheng Media Group Holdings Limited and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), change in shareholders’ equity, and cash flows for the year ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flow for year ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered a net loss of $1,845,170 for the year ended December 31, 2023. This factor raises a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

PCAOB ID 6781

Irvine, California

May 15, 2024

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2022

(Expressed in U.S. dollar, except for the number of shares)

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$3,316,062	$6,679,077
Short-term investments	2,554,319	3,082,990
Accounts receivable, net	26,082,773	32,101,818
Prepayments - third parties	959,135	803,956
Prepayments - a related party	215,689	3,314,744
Media deposits - third parties	713,938	1,281,434
Media deposits - a related party	—	104,390
Due from related parties	30,075	28,667
Deposit due from a third party	2,816,941	—
Other current assets	2,831,873	2,742,406
Total Current Assets	39,520,805	50,139,482

Long-term investment	6,848,964	2,261,787
Property and equipment, net	2,056,424	2,351,328
Intangible assets, net	401,549	558,226
Othe non-current assets	—	2,735,592
Total Assets	$48,827,742	$58,046,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$2,253,553	$1,449,864
Accounts payable	2,292,871	8,853,669
Advance from advertisers	841,250	748,039
Advertiser deposits	90,065	541,444
Income tax payable	249,917	257,262
Due to related parties	12,176	14,499
Warrant liabilities	—	832
Accrued expenses and other liabilities	727,799	744,181
Total Current Liabilities	6,467,631	12,609,790
Total Liabilities	6,467,631	12,609,790

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2023 and 2022, respectively)*	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Statutory reserve	898,133	898,133
Retained earnings	3,412,457	5,257,627
Accumulated other comprehensive loss	(3,529,628)	(2,298,284)
Total Shareholders’ Equity	42,360,111	45,436,625

Total Liabilities and Shareholders’ Equity	$48,827,742	$58,046,415
*	Retrospectively restated to give effect to an increase in the Company’s share capital from $50,000 to $60,000, a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023, and an increase in authorized share from 6,250,000 into 1,000,000,000 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2023	2022	2021
Revenues	$921,834	$2,415,098	$3,911,560
Cost of revenues	(308,395)	(2,446,941)	(2,077,516)
Gross profit (loss)	613,439	(31,843)	1,834,044

Operating Expenses
Selling and marketing expenses	(381,635)	(764,258)	(1,086,078)
General and administrative expenses	(1,845,064)	(2,811,215)	(2,856,789)
Provision for doubtful accounts	(726,294)	(20,460,667)	(6,880,008)
Impairment of long-term investments	(128,204)	—	—
Impairment of property and equipment	—	—	(434,878)
Total Operating Expenses	(3,081,197)	(24,036,140)	(11,257,753)

Loss from Operations	(2,467,758)	(24,067,983)	(9,423,709)

Other Income (Expenses)
Interest (expense) income, net	(14,492)	16,397	(57,109)
Changes in fair value of warrant liabilities	832	1,912	2,367,632
Changes in fair value of short-term investments	596,796	17,335	—
Subsidy income	9,876	3,089	574,878
Other income (expenses), net	29,576	290,413	(209,145)
Total Other Income, Net	622,588	329,146	2,676,256

Loss Before Income Taxes	(1,845,170)	(23,738,837)	(6,747,453)

Income tax expenses	—	—	—

Net Loss	$(1,845,170)	$(23,738,837)	$(6,747,453)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(1,231,344)	(4,885,827)	1,393,597
Comprehensive Loss	$(3,076,514)	$(28,624,664)	$(5,353,856)

Weighted average number of ordinary share outstanding
Basic and Diluted*	1,534,487	1,534,487	1,459,390

Loss per share
Basic and Diluted*	$(1.20)	$(15.47)	$(4.62)
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
			Additional			Other
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	(Loss) Income	Equity
Balance as of December 31, 2020	1,062,502	$10,200	$3,814,665	$898,133	$35,743,917	$1,193,946	$41,660,861
Issuance of ordinary shares in connection with initial public offering (“IPO”)	312,500	3,000	26,079,224	—	—	—	26,082,224
Issuance of ordinary shares in connection with over-allotment of IPO	46,875	450	4,154,537	—	—	—	4,154,987
Issuance of ordinary shares in connection with a private placement	112,610	1,081	7,515,992	—	—	—	7,517,073
Net loss	—	—	—	—	(6,747,453)	—	(6,747,453)
Foreign currency translation adjustments	—	—	—	—	—	1,393,597	1,393,597
Balance as of December 31, 2021	1,534,487	$14,731	$41,564,418	$898,133	$28,996,464	$2,587,543	$74,061,289
Net loss	—	—	—	—	(23,738,837)	—	(23,738,837)
Foreign currency translation adjustments	—	—	—	—	—	(4,885,827)	(4,885,827)
Balance as of December 31, 2022	1,534,487	$14,731	$41,564,418	$898,133	$5,257,627	$(2,298,284)	$45,436,625
Net loss	—	—	—	—	(1,845,170)	—	(1,845,170)
Foreign currency translation adjustments	—	—	—	—	—	(1,231,344)	(1,231,344)
Balance as of December 31, 2023	1,534,487	$14,731	$41,564,418	$898,133	$3,412,457	$(3,529,628)	$42,360,111
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net loss	$(1,845,170)	$(23,738,837)	$(6,747,453)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	392,619	387,020	286,874
Amortization of right-of-use assets	—	513,218	731,923
Loss from disposal of property and equipment	6,991	1,275	14,810
Impairment of property and equipment	—	—	434,878
Provision for doubtful accounts of accounts receivables	(702,156)	19,276,587	4,155,246
Provision for doubtful accounts of prepayments	(1,243,233)	1,196,563	2,668,421
Provision for doubtful accounts of other current assets	7,061	(12,483)	56,341
Impairment of prepayments for licensed copyrights	2,664,622	—	—
Changes in fair value of short-term investments	(596,796)	(17,335)	—
Changes in fair value of warrant liabilities	(832)	(1,912)	(2,367,632)
Share of equity loss in one equity investee	9,214	—	—
Impairment of long-term investments	128,204	—	—
Issuance cost in connection with warrant liabilities	—	—	34,927
Changes in operating assets and liabilities:
Accounts receivable	5,818,395	1,197,088	6,069,121
Prepayments - third parties	1,064,623	6,859,021	(5,802,836)
Prepayments - a related party	3,012,482	(1,160,912)	(2,333,148)
Media deposits - third parties	532,336	(134,687)	5,686,916
Media deposits - a related party	101,682	1,243,870	(1,409,128)
Other current assets	(445,227)	1,745,634	(1,353,409)
Accounts payable	(6,324,955)	(2,442,824)	(23,769,006)
Advance from advertisers	114,874	(769,787)	(1,722,679)
Advertiser deposits	(437,091)	(313,009)	(5,029,471)
Income tax payable	—	—	(302,038)
Accrued expenses and other liabilities	(6,830)	(1,848,320)	354,692
Due to related parties	8,653	—	—
Operating lease liabilities	—	(378,689)	(870,548)
Net Cash Provided by (Used in) Operating Activities	2,259,466	1,601,481	(31,213,199)

Cash Flows from Investing Activities:
Purchases of property and equipment	(7,412)	(1,514,414)	(1,101,948)
Purchases of intangible assets	(22,696)	(13,463)	(837,299)
Proceeds from disposal of property and equipment	—	222,916	—
Prepayments for licensed copyrights	—	—	(2,924,897)
Purchases of short-term investments	(1,285,147)	(5,215,262)	—
Redemption of short-term investments	2,359,920	1,931,936	—
Purchase of long-term investments	(4,801,650)	(832,219)	(1,550,195)
Deposits made to a third party for future business combination	(2,554,539)	—	—
Loans made to a related part	(1,412)	—	—
Repayment of loans from related parties	—	1,642,724	—
Net Cash Used in Investing Activities	(6,312,936)	(3,777,782)	(6,414,339)

Cash Flows from Financing Activities:
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	—	—	26,507,760
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	—	—	4,154,987
Issuance of units pursuant to a private placement, net of issuance costs	—	—	9,852,486
Proceeds from bank borrowings	2,259,600	1,486,105	7,750,977
Repayment of bank borrowings	(1,412,250)	—	(9,301,172)
Repayment of borrowings to third parties	—	(1,456)	—
Repayment of borrowings to related parties	—	—	(709,021)
Payments of dividends to shareholders	—	(1,188,884)	(2,170,273)
Net Cash Provided by Financing Activities	847,350	295,765	36,085,744

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(156,895)	(323,238)	152,389

Net decrease in cash, cash equivalents and restricted cash	(3,363,015)	(2,203,774)	(1,389,405)
Cash, cash equivalents and restricted cash at beginning of year	6,679,077	8,882,851	10,272,256
Cash, cash equivalents and restricted cash at end of year	$3,316,062	$6,679,077	$8,882,851

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$3,316,062	$6,679,077	$4,751,538
Restricted cash	—	—	4,131,313
Total cash, cash equivalents and restricted cash	$3,316,062	$6,679,077	$8,882,851

Supplemental Cash Flow Information
Cash paid for interest expense	$—	$—	$88,518
Cash paid for income tax	$—	$2,158	$—

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$—	$4,299	$1,574,311

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

Beijing Baosheng Technology Company Limited (“Beijing Baosheng”) was established on October 17, 2014 under the laws of the People’s Republic of China (“China” or the “PRC”) with a registered capital of $289,540 (RMB 2,000,000). Beijing Baosheng has three wholly-owned subsidiaries, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”), Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”), and Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”), which were established on August 30, 2016, May 15, 2018 and January 2, 2020 in China, respectively.

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

Share consolidation and increase in authorized share capital

On May 11, 2022, the Company’s Board of Directors resolved to approve a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares with a par value of US$0.0005 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0016 (“2022 Share Consolidation”), for which the Company obtained shareholder approval on April 28, 2023. Immediately following the 2022 Share Consolidation, the authorized share capital of the Company was US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each. The 2022 Share Consolidation became effective on May 24, 2022.

1.ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

On March 6, 2023, the Company effected an increase in its authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each(the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Effective on September 29, 2023, the Company increased the authorized share capital of the Company from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each (the “2023 Share Capital Increase”). Immediately following the Increase in Share Capital, 2023 Share Consolidation, and the 2023 Share Capital Increase, the authorized share capital of the Company increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

US Treasury Bills

The Company purchased US Treasury Bills with variable interest rates during the year of 2022. US Treasury bills were redeemable within a period of three through six months. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the consolidated statements of loss and comprehensive loss. As of December 31, 2023 and 2022, the Company had US Treasury Bills of $nil and $987,600, respectively. For the years ended December 31, 2023 and 2022, the Company recorded gross unrealized gains of $nil and $7,135. For the years ended December 31, 2023 and 2022, the Company recorded realized gains of $3,188 and $nil, respectively.

Investments in trading securities

Trading securities are investments in publicly-listed equity securities through various open market transactions. During the year ended December 31, 2023 and 2022, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value. The Company made a gain of $593,608 and $10,200 in investment in trading securities for the years ended December 31, 2023 and 2022, respectively.

Accounts receivable, net of provision for doubtful accounts

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable do not bear interest.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. Upon the adoption of the guidance, the Company reversed allowance for expected credit losses of $702,156 for accounts receivable for the year ended December 31, 2023.

Prior to the Company’s adoption of ASU 2016-13, the Company applied ASC 310, Receivables (“ASC 310”) to recognize and measure accounts receivable. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on any specifically identified accounts receivable that may become uncollectible. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

After the adoption of ASU 2016-13, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “provision for doubtful accounts” in the consolidated statements of loss and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the year ended December 31, 2023, the Company reversed allowance for expected credit losses of $702,156 for accounts receivable. For the years ended December 31, 2022 and 2021, the Company provided allowance of $19,276,587 and $4,155,246 against the accounts receivable, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. For the year ended December 31, 2023, the Company reversed allowances of doubtful accounts of $1,243,233 against prepayments. For the years ended December 31, 2022 and 2021, the Company accrued allowances of doubtful accounts of $1,196,563 and $2,668,421, respectively, against prepayments.

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

As of December 31, 2023 and 2022, the balances of media deposits paid to third parties were $713,938 and $1,281,434, respectively. As of December 31, 2023 and 2022, the balances of media deposits paid to a related party were $nil and $104,390, respectively.

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

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the account of “other income or expenses” in the consolidated statement of loss and comprehensive loss.

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

Long-term investment

Long-term investments consist of the following types of investments.

Equity investment without readily determinable fair value measured at Measurement Alternative

The Company elects to record the equity investment in a privately held company, over which the Company had no control or significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Suh equity investment accounted for using the measurement alternative is subject to periodic impairment review. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity investment. For the years ended December 31, 2023, 2022 and 2021, the Company recorded impairment loss of $128,204, $nil, and $nil against the long-term investment, respectively.

Equity investment accounted for using the equity method

For the year ended December 31, 2023, the Company acquired one equity investment which was accounted for using equity method.

In accordance with ASC 323 “Investments - Equity Method and Joint Ventures,”, the Company accounts for the investment using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of loss and comprehensive loss and its share of post-acquisition movements in accumulated other comprehensive income (loss) is recognized in other comprehensive income (loss). The Company records its share of the results of the equity investees on a one quarter in arrears basis. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the year ended December 31, 2023, the Company did not recognize impairment against investment in an equity investee.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of $nil $nil, and $434,878 was recognized on property and equipment for the years ended December 31, 2023, 2022 and 2021, respectively.

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

As of December 31, 2023 and 2022, the balances of advertiser deposits were $90,065 and $541,444, respectively.

Warrant Liabilities

The Company evaluates the stock purchase warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of common stock warrant liability in the consolidated statement of loss and comprehensive loss.

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

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the CPC and CPA pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the CPT pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2023, 2022 and 2021, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2023, 2022, and 2021, respectively.

	For the Years Ended
	December 31,
	2023	2022	2021
Nature of Revenue:
Rebates and incentives offered by publishers	$887,038	$1,930,188	$3,663,168
Net fees from advertisers	34,796	484,910	248,392
Total	$921,834	$2,415,098	$3,911,560

Category of Revenue:
SEM services	$559,307	$321,363	$2,449,120
Non-SEM services	362,527	2,093,735	1,462,440
Total	$921,834	$2,415,098	$3,911,560

Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross billing charged to advertisers, which is reflected as accounts receivable on gross basis in the consolidated balance sheet, is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of costs of purchasing ad inventories and services paid on behalf of advertisers, VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of loss and comprehensive loss.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of December 31, 2023 and 2022. As of December 31, 2023, income tax returns for the tax years ended December 31, 2018 through December 31, 2022 remain open for statutory examination.

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2023, 2022 and 2021, the Company had no dilutive shares.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,
	2023	2022
Year-end spot rate	7.0999	6.8972

	For the Years Ended
	December 31,
	2023	2022	2021
Average rate	7.0809	6.7290	6.4508

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

Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. See Note 13.

As of December 31, 2023 and 2022, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2023 and 2022, $3,094,310 and $5,921,461 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of December 31, 2023, four advertisers accounted for 22.1%, 17.7%, 16.2% and 12.0% of accounts receivable, respectively. As of December 31, 2022, three advertisers accounted for 18.1%, 14.4% and 13.2% of accounts receivable, respectively.

For the year ended December 31, 2023, two publishers accounted for approximately 49.1% and 40.1% of the total revenue, respectively. For the year ended December 31, 2022, three publishers accounted for approximately 36.8%, 13.3% and 10.7% of the total revenue, respectively. For the year ended December 31, 2021, three publishers accounted for approximately 41.8%, 28.1%  and 16.5% of the total revenue, respectively.

As of December 31, 2023, one publisher accounted for 81.4% of the total accounts payable balance, respectively. As of December 31, 2022, two publishers accounted for 43.5% and 27.7% of the total accounts payable balance, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of loss and cash flows.

3.GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $1,845,170, $23,738,837 and $6,747,453 for the years ended December 31, 2023, 2022 and 2021, and reported a cash inflow of $2,259,466 and $1,601,481 for the years ended December 31, 2023 and 2022, respectively, while cash outflow of $31,213,199 from operating activities for the year ended December 31, 2021. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2023, the Company had cash and cash equivalent of $3,316,062 and short-term investments of $2,554,319. On the other hand, the balance of current liabilities of $6,467,631, among which advance from customers of $841,250 were not required to be settled in cash. The current assets are sufficient to cover the current liabilities which were expected to get paid in the year ending December 31, 2024. The Company also obtained a one-year bank borrowing during the year ended December 31, 2023. The Company expected to renew the bank borrowing upon its maturity. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

3GOING CONCERN (CONTINUED)

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

4.ACCOUNTS RECEIVABLE, NET

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable	$39,500,254	$49,783,610
Less: provision for doubtful accounts	(13,417,481)	(17,681,792)
Accounts receivable, net of provision for doubtful accounts	$26,082,773	$32,101,818

Reversal of expected credit losses of accounts receivable were $702,156 for the year ended December 31, 2023. Provisions for doubtful accounts of accounts receivable were $19,276,587 and $4,155,246 for the years ended December 31, 2022 and 2021, respectively. Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,
	2023	2022
Balance at beginning of the year	$17,681,792	$6,426,781
Charge to expenses	—	19,276,587
Reversal of expenses	(702,156)	—
Writing off of accounts receivable	(3,067,433)	(7,239,204)
Foreign exchange loss	(494,722)	(782,372)
Balance at end of the year	$13,417,481	$17,681,792

5.PREPAYMENTS – THIRD PARTIES

Prepayments – third parties consist of the following:

	December 31,	December 31,
	2023	2022
Prepayments to third party medias	$1,540,597	$2,957,346
Less: provision for doubtful accounts	(581,462)	(2,153,390)
	$959,135	$803,956

Reversal of provisions for doubtful accounts of prepayments were $1,243,233 for the year ended December 31, 2023. Provisions for doubtful accounts of prepayments were $1,196,563 and $2,668,421 for the years ended December 31, 2022 and 2021, respectively. Movement of allowance for doubtful prepayments was as follows:

	December 31,	December 31,
	2023	2022
Balance at beginning of the year	$2,153,390	$2,701,166
Charge to expenses	—	1,196,563
Reversal of expenses	(1,243,233)	—
Writing off of accounts receivable	(271,269)	(1,547,445)
Foreign exchange loss	(57,426)	(196,894)
Balance at end of the year	$581,462	$2,153,390

6.OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,	December 31,
	2023	2022
Recoverable value-added taxes	$2,603,043	$2,689,170
Others	235,508	60,110
Less: provision for doubtful accounts	(6,678)	(6,874)
	$2,831,873	$2,742,406

For the years ended December 31, 2023, 2022, and 2021, provisions for doubtful accounts of other current assets were $7,061, $nil, and $56,341, respectively, among which the Company wrote off other current assets of $7,061, $nil, and $35,976. For the year ended December 31, 2022, the Company reversed provision for doubtful accounts of $12,483. Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,
	2023	2022
Balance at beginning of the year	$6,874	$20,621
Charge to expenses	7,061	—
Reversal of charges	—	(12,483)
Writing off of accounts receivable	(7,061)	—
Foreign exchange loss	(196)	(1,264)
Balance at end of the year	$6,678	$6,874

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,	December 31,
	2023	2022
Property	$1,958,723	$2,016,287
Leasehold improvement	477,349	367,235
Office equipment	147,734	161,997
Vehicles	141,649	144,986
Electronic equipment	129,162	133,850
Less: accumulated depreciation	(798,193)	(473,027)
	$2,056,424	$2,351,328

Depreciation expense was $228,806, $211,213, and $210,208 for the years ended December 31, 2023, 2022 and 2021, respectively. During the year ended December 31, 2021, the Company recognized impairment loss of $434,878 on electronic equipment.

During the year ended December 31, 2023, the Company disposed of office equipment and electronic equipment, and recorded loss from disposal of property and equipment of $6,991. On the date of disposal, the cost and accumulated depreciation of electronic equipment was $9,638 and $3,052, respectively. On the date of disposal, the cost and accumulated depreciation of office equipment was $866 and $480, respectively.

During the year ended December 31, 2022, the Company disposed of electronic equipment at consideration of $222,916, and recorded loss from disposal of property and equipment of $1,275. On the date of disposal, the cost and accumulated depreciation of electronic equipment was $217,341 and $23,637, respectively.

7.PROPERTY AND EQUIPMENT, NET (CONTINIED)

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

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31,	December 31,
	2023	2022
Copyrights	$730,810	$752,288
Software	65,335	43,954
Less: accumulated amortization	(394,596)	(238,016)
	$401,549	$558,226

Amortization expense was $163,813, $175,807, and $76,666 for the years ended December 31, 2023, 2022, and 2021, respectively.

9.PREPAYMENTS FOR LICENSED COPYRIGHTS

Prepayments for licensed copyrights consisted of the following:

	December 31,	December 31,
	2023	2022
Prepayments for licensed copyrights	$—	$2,735,592

As of December 31, 2022, the balance of prepayments for licensed copyrights represented prepayments made to two third party entities, with which the Company entered into cooperation agreements. Pursuant to the cooperation agreements, the Company would have the right to use the licensed copyrights of two games developed by such third party entity for a three-year term, and the games were expected to be launched in November 2023.

As of December 31, 2023, the two games have not been launched. For the year ended December 31, 2023, the Company provided full impairment of $2,664,622 against the prepayments for licensed copyrights.

10.DEPOSITS DUE FROM A THIRD PARTY

In November 2023, Baosheng Network and Nanjing Yunbei E-commerce Co., Ltd. entered into an Asset Merger Margin Custodian Agreement, pursuant to which the Company deposited RMB30,000,000, or $2,554,539 (the “Deposit”) into the custodian account under the name of Nanjing Yunbei to support the Company’s future business combination. The deposit would be deposited in custody account of Nanjing Yunbei for twelve months. The deposit is interest-free during the custody period. As of December 31, 2023, the Company made a deposit of $2,816,941 due from Nanjing Yunbei.

11.LONG-TERM INVESTMENTS

As of December 31, 2023 and 2022, long-term investments consisted of the following:

	December 31,	December 31,
	2023	2022
Equity investment without readily determinable fair value measured at Measurement Alternative (a)	$2,632,742	$2,261,787
Equity investment accounted for using the equity method (b)	4,216,222	—
	$6,848,964	$2,261,787

(a)	As of December 31, 2023 and 2022, the movement of equity investment without readily determinable fair value measured at Measurement Alternative consisted of the following:

	December 31,	December 31,
	2023	2022
Opening balance	$2,261,787	$1,569,218
Investment in Beijing Qucheng Technology Co., Ltd. (“Qucheng”)	564,900	832,219
Impairment against investment in Qucheng	(128,204)	—
Foreign exchange adjustments	(65,741)	(139,650)
Ending balance	$2,632,742	$2,261,787

In January 2023, Beijing Baosheng closed an acquisition of 12% equity interest in Qucheng at cash consideration of RMB9,600,000, or $1,397,119. The Company made cash consideration of $564,900 and $832,219, respectively, in January 2023 and December 2022.

The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2023, the Company did not identify orderly transactions for similar investments of the investees and the Company did not record upward or downward adjustments. As of December 31, 2023, the Company reviewed the financial position and financial performance of Qucheng, and assessed that the Company’s share of fair value was below the investment. For the year ended December 31, 2023, the Company provided impairment of $128,204 against investment in Qucheng.

In February 2021, the Company acquired 10% equity interest in Bejing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”) at cash consideration of RMB 10,000,000, or $1,550,195. The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2023 and 2022, the Company did not identify orderly transactions for similar investments, or impairment indicators of the investees, and the Company did not record upward or downward adjustments or impairment against the investment in Xinrong Fanxing.

(b)	As of December 31, 2023 and 2022, the movement of equity investment accounted for using the equity method consisted of the following:

	December 31,	December 31,
	2023	2022
Opening balance	$—	$—
Investment in Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”)	4,236,750	—
Share of equity loss	(9,214)	—
Foreign exchange adjustments	(11,314)	—
Ending balance	$4,216,222	$—

In June 2023, Beijing Xunhuo closed acquisition of 42.85% equity interest in Shanxingzhe, at cash consideration of RMB30,000,000, or $4,236,750. In May 2023, Beijing Xunhuo fully paid the cash consideration.

11.LONG-TERM INVESTMENTS (CONTINUED)

Shanxingzhe is primarily engaged in investment in advertisement entities. The investment in Shanxingzhe is to diversify the Company’s advertising business. Beijing Xunhuo is able to exercise significant influence over Shanxingzhe, and accounted for the equity investment using equity method. For the year ended December 31, 2023, equity investment loss of $9,214 was recognized in the account of “other income, net” in the consolidated statements of loss and comprehensive loss. As of December 31, 2023, the Company did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment in Shanxingzhe.

12.BANK BORROWING

	December 31,	December 31,
	2023	2022
Bank borrowing	$2,253,553	$1,449,864

In December 2023, Baosheng Network entered into a bank loan agreement with Bank of Beijing under which under which Baosheng Network borrowed a one-year loan of RMB10,000,000, or $1,449,846. The interest rate for the borrowing was fixed at 3.65% per annum. In December 2023, the borrowing was renewed for one year through December 2024. The loan is guaranteed by two third parties, for whom the Company involved a third-party counter-guarantor. In addition, the Company pledged its properties with the counter guarantor.

In July 2023, Beijing Baosheng entered into a bank loan agreement with Bank of Communication under which under which Beijing Baosheng borrowed a one-year loan of RMB6,000,000, or $847,350. The interest rate for the borrowing was fixed at 3.55% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s managing director and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Gong Sheng and his spouse pledged their property with the counter guarantor.

For the year ended December 31, 2023, 2022, and 2021, interest expense arising from the bank borrowing amounted to $73,406, $nil, and $88,518, respectively.

13.	WARRANT LIABILITIES

In connection with the private placement on March 18, 2021 (Note 16), the Company sold an aggregate of 112,610 warrants (giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023) with each warrant entitling the holder thereof to purchase one half of one ordinary share at an exercise price of $107.71 per ordinary share (giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023). A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter.

The holders of warrants are granted with registration rights. If at any time after the six-month anniversary of March 18, 2021, there is no effective registration statement registering, or no current prospectus available for the issuance of the warrant shares to the holder and the resale of the warrant shares, then this warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”. The warrants are subject to adjustments in the event of 1) stock dividends and splits, 2) subsequent right offerings, 3) pro rata dilutions and 4) fundamental transactions. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants.

13.WARRANT LIABILITIES (CONTINUED)

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

The above mentioned cash-settled make-whole provisions led the warrants classified as a derivative warrant liability. The derivative warrant liability was initially recorded at fair value on the closing date of the private placement and were subsequently remeasured at fair value at each reporting dates. The changes in the fair value of derivative warrant liability were charged to the account of “Changes in fair value of warrant liabilities” in the consolidated statements of loss and comprehensive loss.

As of December 31, 2023 and 2022, the Company had 112,610 of private placement warrants outstanding. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of loss. The change in the fair value of the warrant liabilities is summarized as follows:

Estimated fair value as of January 1, 2021	$—
Issuance of warrants	2,370,376
Changes in estimated fair value	(2,367,632)
Estimated fair value as of December 31, 2021	2,744
Changes in estimated fair value	(1,912)
Estimated fair value as of December 31, 2022	832
Changes in estimated fair value	(832)
Estimated fair value as of December 31, 2023	$—

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

13.WARRANT LIABILITIES (CONTINUED)

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of December 31,	As of December 31,	As of December 31,	As of March 18,
	2023	2022	2021	2021
Volatility	28.63%	35.77%	32.52%	31.26%
Stock price	3.61	5.16	17.28	126.34
Expected life of the warrants to convert	2.72	3.72	4.72	5.50
Risk free rate	4.20%	4.17%	1.27%	1.09%
Dividend yield	0.0%	0.0%	0.0%	0.0%

14.INCOME TAXES

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

Horgos Baosheng, Kashi Baosheng, and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2025 for Baosheng Technology. Kashi Baosheng was entitled to the five-year preferential income tax treatment for ended on December 31, 2022 and is entitled to an extension of five-year preferential income tax treatment ended on December 31, 2027. Horgos Baosheng was entitled to the five-year preferential income tax treatment for ended on December 31, 2020 and is entitled to an extension of five-year preferential income tax treatment ended on December 31, 2025.

14.INCOME TAXES (CONTINUED)

Income tax expense consist of the following:

For the Years Ended
December 31,
	2023	2022	2021
Current income tax expense	$—	$—	$—
Deferred income tax expense	—	—	—
Income tax expense	$—	$—	$—

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended
	December 31,
	2023	2022	2021
PRC statutory income tax rate	25%	25%	25%
Impact of different income tax rates in other jurisdictions	(4.7)%	(0.8)%	5.9%
Effect of preferential tax rate(a)	(20.2)%	(18.0)%	(23.6)%
Effect of non-deductible expenses	(1.9)%	(0.2)%	(0.7)%
Effect of change in valuation allowance	1.8%	(6.0)%	(6.6)%
Effective tax rate	0.0%	0.0%	0.0%
(a)	The Company’s subsidiaries, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a favorable tax rate of 0%. For the years ended December 31, 2023, 2022, and 2021, no tax saving was resulted from the favorable tax rate.

Deferred tax assets as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Deferred tax assets:
Net operating losses carryforwards	$2,903,728	$1,190,713

Allowance for doubtful accounts of accounts receivable	193,032	27,745
Allowance for doubtful accounts of prepayments	3,971	70,207
Allowance for doubtful accounts of other current assets	1,668	1,717
Less: allowance on deferred tax assets	(3,102,399)	(1,290,382)
	$—	$—

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

As of December 31, 2023 and 2022, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $3,102,399 and 1,290,381, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

15.EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2023, 2022, and 2021, respectively:

	For the Years Ended
	December 31,
	2023	2022	2021
Net Loss	$(1,845,170)	$(23,738,837)	$(6,747,453)

Weighted average number of ordinary share outstanding
Basic and Diluted	1,534,487	1,534,487	1,459,390

Loss per share
Basic and Diluted	$(1.20)	$(15.47)	$(4.62)

For the years ended December 31, 2023, 2022, and 2021, the Company had no dilutive shares.

16.EQUITY

Ordinary shares

Effective on September 29, 2023, the Company increased the authorized share capital of the Company from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each.

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

16.EQUITY (CONTINUED)

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

On March 6, 2023, the Company effected an increase in authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Immediately following the Increase in Share Capital and 2023 Share Consolidation, the authorized share capital of the Company will be increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares of ordinary shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

Cash dividends

On December 31, 2018, the Company’s Board of Directors approved a resolution to declare cash dividends of $7,269,978 (RMB 50,000,000) to its shareholders.

During the year ended December 31, 2023, 2022 and 2021, the Company paid dividends of $nil, $1,188,884 and $2,170,273 to its shareholders. As of December 31, 2023 and 2022, the Company had no dividends payable.

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

As of December 31, 2023 and 2022, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133, respectively.

As of December 31, 2023 and 2022, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

17.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group, which indirectly hold a 6.8% equity interest in the Company
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)Transactions with related parties

	For the Years Ended
	December 31,
	2023	2022	2021
Gross billing from a related party
Horgos Zhijiantiancheng	$—	$—	$83,909
Guangzhou Yijiantiancheng	—	—	8,743
	$—	$—	$92,652
Services purchased from related parties
Horgos Zhijiantiancheng	$161,264	$4,464,919	$11,298,397

3)Balances with related parties

As of December 31, 2023 and 2022, the balances due from related parties were as follows:

	December 31,	December 31,
	2023	2022
Media deposits
Horgos Zhijiantiancheng (a)	$—	$104,390

Prepayments
Horgos Zhijiantiancheng (a)	$215,689	$3,314,744

Due from related parties
Anruitai Investment Limited	$28,667	$28,667
Others	1,408	—
	$30,075	$28,667
(a)	Horgos Zhijiantiancheng is both a media and advertiser with the Company. For the years ended December 31, 2023 and 2022, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng.

17.RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

As of December 31, 2023 and 2022, the balances due to related parties were as follows:

	December 31,	December 31,
	2023	2022
Other payable
Wenxiu Zhong	$3,546	$14,499
Others	8,630	—
	$12,176	$14,499

18. CORRECTION OF PREVIOUSLY ISSUED MISSTATED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2023, the Company identified a misstatement in reclassification of $1,361,656 from reversal of provision for prepayments to revenues.

The misstatement of reclassification had no impact on items of unaudited condensed consolidated balance sheets as of June 30, 2023, or on net loss for the six months ended June 30, 2023. The misstatement of reclassification had no impact on net cash flows from operating, investing or financing activities for the six months ended June 30, 2023.

	For the Six Months Ended June 30, 2023
	As Previously
	Reported	Adjustment	As Revised
Statements of operations
Revenues	$1,470,439	$(1,361,656)	$108,783
Gross profit (loss)	$1,175,844	$(1,361,656)	$(185,812)
Provision for (reversal of provisions) for doubtful accounts	$(563,896)	$1,361,656	$797,760
Total operating expenses	$(1,812,649)	$1,361,656	$(450,993)

19.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On March 14, 2023, Shenzhen Pusi Technology Co., Ltd. (“Shenzhen Pusi”) filed a lawsuit in a court in Shenzhen, Guangdong against Baosheng Network, requesting to be repaid service fee of $23,338 (RMB 160,965) and penalty expenses of $364. The services were rendered in the year of 2022. As of December 31, 2022, the Company recorded RMB 160,965 as a component of accounts payable. As of the date of this report, the case was still in progress.

19.CONTINGENCIES (CONTINUED)

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

With the final judgement enforced by the Court on February 8, 2022, the Freezing Order (including the freezing of Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng) was reversed and all of the impacted assets were unfrozen, accordingly. As of December 31, 2022, all of Beijing Baosheng’s frozen accounts, together with Beijing Baosheng’s equity interests in Horgos Baosheng and Kashi Baosheng had been unfrozen.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd (“Shenzhen Pusi”), as the complainant, and Beijing Baosheng, as the defendant. In this case, Shenzhen Pusi sought recovery of outstanding service fee RMB160,965 (approximately $23,292) and related liquidated damages from Beijing Baosheng and other expenses (i.e., attorney’s fee, court expense and property reservation fee). The court made a ruling in favor of the complainant. Beijing Baosheng appealed to Shenzhen Intermediate People’s Court against the trial court’s judgement. The appellate court made a final ruling on April 29, 2024, affirming the trial court’s judgement. A bank account of Baosheng with bank deposit balance of RMB 171,478 has been reserved by the court on July 2, 2023, following Shenzhen Pusi’s application. The case is now under enforcement procedures.

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York, alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company extended the deadline to respond to May 22, 2024 in order to coordinate with other defendants in the matter. As of the date of this annual report, there is no anticipated court dates of this lawsuit. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

19.CONTINGENCIES (CONTINUED)

On April 10, 2024, the Company was served with a copy of the winding up petition (the “Petition”), filed by Orient Plus International Limited (the “Petitioner”) with the Grand Court of the Cayman Islands, seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. On March 17, 2021, two institutional investors, one of which is the Petitioner, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

As of this annual report, there is no other legal proceedings, claims and disputes that might cause the Company to be subject to loss contingencies.

20.SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on May 15, 2024, and the Company has evaluated subsequent events through this date.

21.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$96,182	$378,987
Due from related parties	57,661	57,661
Other current assets	1,251	—
Total Current Assets	155,094	436,648

Investments in subsidiaries	4,411,762	5,526,988
Amounts due from subsidiaries	37,806,599	39,515,899
Total Assets	$42,373,455	$45,479,535

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Due to related parties	$—	$8,170
Warrant liabilities	—	2,744
Accrued expenses and other liabilities	13,344	31,996
Total Liabilities	13,344	42,910

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2023 and 2022, respectively)	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Retained earnings	4,310,590	6,155,760
Accumulated other comprehensive loss	(3,529,628)	(2,298,284)
Total Shareholders’ Equity	42,360,111	45,436,625

Total Liabilities and Shareholders’ Equity	$42,373,455	$45,479,535

21.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY (CONTINUED)

Condensed statements of comprehensive loss

	For the Years Ended
	December 31,
	2023	2022	2021
Revenues	$—	$—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—

Operating Expenses
General and administrative expenses	(736,646)	(769,017)	(787,744)

Loss from Operations	(736,646)	(769,017)	(787,744)

Equity in loss of subsidiaries	$(1,110,118)	$(22,990,360)	$(8,327,398)
Interest income	771	837	57
Changes in fair value of warrant liabilities	823	19,703	2,367,632
Net Loss Before Income Taxes	$(1,845,170)	$(23,738,837)	$(6,747,453)

Income tax expense	—	—	—

Net Loss	$(1,845,170)	$(23,738,837)	$(6,747,453)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(1,231,344)	(4,885,827)	1,393,597
Comprehensive Loss	$(3,076,514)	$(28,624,664)	$(5,353,856)

Condensed statements of cash flows

	For the Years Ended
	December 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net Cash Used in Operating Activities	$(755,736)	$(706,913)	$(824,929)

Cash Flows from Investing Activities:
Loans made to subsidiaries	—	(500,000)	(38,300,000)
Collection of loans from subsidiaries	503,854	—	—
Net Cash Provided by (Used in) Investing Activities	503,854	(500,000)	(38,300,000)

Cash Flows from Financing Activities:
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	—	—	26,597,919
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	—	—	4,154,987
Issuance of units pursuant to a private placement, net of issuance costs	—	—	9,852,486
Net Cash Provided by Financing Activities	—	—	40,605,392

Effect of exchange rate changes on cash and cash equivalents	(30,923)	(21,907)	127,317

Net (decrease) increase in cash and cash equivalents	(282,805)	(1,228,820)	1,607,780
Cash and cash equivalents at beginning of year	378,987	1,607,807	27
Cash and cash equivalents at end of year	$96,182	$378,987	$1,607,807