Form 20-F
period 2024-12-31
Baosheng Media Group Holdings Ltd
filed 2025-04-29
CIK 1811216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Lina Jiang, Chief Executive Officer East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China+86-010-82088021
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

An aggregate of 1,534,487 ordinary shares, par value $0.0096 per share (“Ordinary Shares”), as of December 31, 2024.

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

Risks Related to our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

●	If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

●	As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

●	Our limited operating history in a rapidly evolving industry makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

●	Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2024, 2023, and 2022, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

●	We are in the highly competitive online advertising service industry and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

●	If we fail to improve our services to keep up with the rapidly changing demands, preferences, advertising trends or technologies in the online advertising industry, our revenues and growth could be adversely affected.

●	Limitations on the availability of data and our ability to analyze such data could significantly restrict our optimization capability and cause us to lose advertisers, which may harm our business and results of operations.

●	The regulatory environment of the online advertising industry is rapidly evolving. If we fail to obtain and maintain the requisite licenses and approvals as applicable to our businesses in China from time to time, our business, financial condition and results of operations may be materially and adversely affected.

●	The ongoing effects of COVID-19 in China may have a material adverse effect on our business.

Risks Related to Doing Business in China

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

●	Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

●	We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet-related businesses and companies in China.

●	Regulation and censorship of information disseminated through the Internet in China may adversely affect our business in China, and we may be liable for content disseminated by us through the Internet.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

●	The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

●	Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

●	Failure to obtain or maintain any preferential tax treatments, or the discontinuation, reduction or delay of any preferential tax treatments available to us in China could adversely affect our results of operations and financial condition.
●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

●	PRC regulation of loans to PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans to our PRC operating subsidiaries, which might adversely affect our liquidity and our ability to fund and expand our business.

●	To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash.

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.

●	Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident Shareholders to personal liability, may limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, may limit the ability of our PRC subsidiaries to distribute profits to us or may otherwise materially and adversely affect us.

●	You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Ordinary Shares.

●	We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

●	We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Ordinary Shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

●	Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in the U.S. dollar, changes in the exchange rate between RMB and the U.S. dollar may affect the value of your investments.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	Our share price has recently declined substantially, and our Ordinary Shares could be delisted from the Nasdaq or trading could be suspended.

●	We cannot assure you that we will declare and distribute any dividends in the future.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

Our gross accounts receivable decreased from $49.8 million as of December 31, 2022 to $39.5 million as of December 31, 2023, and decreased further to $29.4 million as of December 31, 2024. As of December 31, 2024, 2023 and 2022, accounts receivable outstanding for over six months were $26.9 million, $38.2 million and $26.7 million, representing approximately 91.5%, 96.7% and 38.2% of our gross accounts receivable, respectively. As of December 31, 2024, 2023 and 2022, we made bad debt allowance of $25.7 million, $13.4 million and $17.7 million against our gross outstanding accounts receivable, respectively.

The increase in the accounts receivable aging over the fiscal year as of December 31, 2024 was mainly because of increase in aged balance of accounts receivable. We attributed our decrease in our growth accounts receivable during the fiscal year ended December 31, 2024 to writing off accounts receivable as a result of remote collection. See also “— Risks Related to Our Business and Industry — If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.”

Regardless, given our “agency-based” business model and that we earn our revenue on a net basis but have accounts receivable from advertisers based on our gross billing, we are particularly sensitive and susceptible to credit risk. Our gross accounts receivable as of December 31, 2024, 2023 and 2022 represented 246.6%, 211.0% and 93.5% of our gross billing, respectively, with gross accounts receivable outstanding over six months represented 225.7%, 204.1% and 60.5% of our gross billing for the fiscal years 2024, 2023 and 2022, respectively. While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our advertisers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in material and adverse impact on our business operations, results of operations and financial condition.

As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

We reported net cash used in operating activities of $1.5 million and $2.3 million, respectively, for the fiscal year 2024 and 2023 and net cash provided by operating activities of $1.6 million for fiscal year 2022. During the fiscal years ended December 31, 2024, 2023 and 2022, certain media we procured for our advertisers required prepayment or offer relatively short credit periods to us. While we have used reasonable endeavor to align credit terms granted to us in connection with a particular media when we offered credit terms to advertisers using the relevant media, in cases where we engaged in cross-selling of ad inventories or services of different media to our existing advertisers, we usually aligned the credit terms we offer to such advertisers to the most favorable terms offered to us among the media used. Moreover, we may offer more competitive terms to selected advertisers of established business relationship with us or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to us or at all. In addition, during the fiscal years ended December 31, 2024, 2023 and 2022, we were required by certain media (or their authorized agencies) to place deposits as performance security, among other things of a similar nature, and we may elect to pay deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns. We consider the above practices to be generally in line with industry practice and competitive landscape, and we expect these practices to continue in the foreseeable future.

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

Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2024, 2023 and 2022, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

In 2024, our top five customers were Guangzhou Juyao Information Technology Co., Ltd., Shanghai Shoutui Network Technology Co., Ltd., Youju Interactive (Beijing) Technology Co., Ltd., Anhui Denggao Erge Network Technology Co., Ltd., and Beijing Dajia Network Information Technology Co., Ltd., representing 47.7%, 19.3%, 15.6%, 8.0% and 7.9% of our total revenue, respectively.

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

Our top five customers during the fiscal years 2024, 2023 and 2022 include search engine operators, short-video platform operators, and advertising agencies who place ads for their advertiser clients through us. The identities of our customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Item 4. Information on the Company — B. Business Overview — Customers.” For the fiscal year ended December 31, 2024, three customers, both of which are publishers, accounted for more than 10% of our total revenue, representing approximately 47.7%, 19.3% and 15.6% of our total revenue, respectively. For the fiscal year ended December 31, 2023, two customers, both of which are publishers, accounted for more than 10% of our total revenue, representing approximately 47.7% and 12.2% of our total revenue, respectively. For the year ended December 31, 2022, three customers, who are all publishers, accounted for more than 10% of our total revenue, representing approximately 36.8%, 13.3% and 10.7% of the total revenue, respectively.

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

As of December 31, 2024, 2023 and 2022, our gross accounts receivable amounted to $29.4 million, $39.5 million and $49.8 million, respectively. Our gross accounts receivable turnover days were 445 days, 558 days and 369 days in the fiscal years 2024, 2023 and 2022, respectively.

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

Our success depends to a large extent on the efforts of our key personnel including our executive officers, senior management and other key employees who have valuable experience, knowledge and connection in the online advertising industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit or retain key personnel and this could adversely impact our growth. Moreover, we rely on our sales and marketing team to source new advertisers for our business growth. We have three (3) sales and marketing personnel in total as of the date of this annual report, who are responsible for pitching and soliciting advertisers to place ads with our media. If we are unable to attract, retain and motivate our sales and marketing personnel, our business may be adversely affected.

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

The economic downturn caused by the COVID-19 pandemic has adversely affected the Company’s ability to collect accounts receivable from its customers. As a result, in 2024, the Company recorded a full provision for bad debt related to these uncollected receivables. While COVID-19 no longer directly impacts our operations in 2024, the resulting increase in bad debt may affect the Company’s income statement. There can be no assurance that similar economic disruptions or delays in receivables collection will not occur in the future, which could negatively impact the Company’s financial condition and results of operations.

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

We have implemented measures to ensure that our ad content does not violate these laws and regulations. After we receive the ad content from our advertisers, it is subject to a compliance review by our experienced employees. If we determine that the ad content does not violate any applicable laws and regulations, we will share such ad content with the relevant media for their internal review. If we determine that the ad content may be in violation of applicable laws or regulations, we will provide suggested edits to the ad content and send it back to the advertiser for revision. After both we and the media have determined that the ad content is in full compliance with applicable laws and regulations on information dissemination, we will confirm with the advertiser on its opinion with respect to the compliance prior to the deployment of the ad. Despite our efforts, we cannot assure you that we will be in full compliance with all applicable regulations on information dissemination. In addition, we have no control over and are not informed of the specific review standards applied by the advertisers or the media, and it may be difficult to determine the type of content that may result in liability to us. If we are found to be liable, we may be subject to penalties, fines, suspension of licenses, or revocation of licenses, which could materially and adversely affect our business, financial conditions and results of operations.

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

Notwithstanding the above, our PRC counsel, Beijing Dacheng, has further advised us that uncertainties still exist as to whether we, our subsidiaries, or any of its subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or consequent offerings. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, or any of its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or any of its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

As advised by our PRC counsel, Beijing Dacheng, based on our aforementioned business operation, we are not a CIIO nor an internet platform operator as mentioned above. However, it remains unclear on how the rule will be interpreted, amended and implemented by the relevant PRC governmental authorities. If the implementation of the Cybersecurity Review Measures (2021 version), the Measures for the Security Assessment of Outbound Data Transfer, and/or the Network Internet Data Protection Draft Regulations (draft for comments) mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Ms. Wenxiu Zhong, Mr. Sheng Gong and Mr. Hui Yu have completed the initial foreign exchange registration on January 9, 2019. As it remains unclear how Circular 37 and Circular 13 will be interpreted and implemented, and how or whether SAFE will apply them to us, therefore, we cannot predict how they will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 37 and Circular 13 by our PRC resident beneficial holders. In addition, as we have little control over either our present or prospective, direct or indirect shareholders or the outcome of such registration procedures, we cannot assure you that these shareholders who are PRC residents will amend or update their registration as required under Circular 37 and Circular 13 in a timely manner or at all. Failure of our present or future shareholders who are PRC residents to comply with Circular 37 and Circular 13 could subject these shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our PRC subsidiaries to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

We are incorporated in the Cayman Islands and conduct our operations in China through our subsidiaries. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside in China, including our chief executive officer and chairperson of the board, Lina Jiang, our chief financial officer, Yue Jin, and our directors, Sheng Gong, Jianhua Cheng, Guangyao Zhu, and Changhong Jiang. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under Nasdaq Listing Rule 5635(d), which requires to obtain shareholder approval for a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding Ordinary Shares, and Nasdaq Listing Rule 5620(a), which requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain corporate records or copies of register of members (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our gross billing decreased from $54.6 million in 2022 to $18.8 million in 2023, representing a decrease of 65.6%, and further decreased to $12.1 million in 2024, representing a decrease of 35.6%. In the meantime, the media costs decreased from $52.2 million in 2022 to $17.8 million in 2023, and further decreased to $11.5 million in 2024, representing a decrease of 65.8% and 35.8%, respectively. Our revenue on a net basis (i.e. difference between gross billing and media costs) has decreased, in tandem our advertiser base and their advertising spend, from $2.4 million in 2022 to $0.9 million in 2023, and decreased to $0.6 million in 2024, representing a decrease of 61.8% and a decrease of 32.3%, respectively.

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

Certain of our advertisers carry well-known brands, such as C-trip (携程), Bilibili (B站), Tuhu（途虎养车）, 满运(江苏满运), and i-9game (爱九游). During the fiscal years 2024, 2023 and 2022, the number of advertisers we served were 528, 285, 228 for the years ended December 31, 2024, 2023 and 2022, respectively. Our gross billing were $12.1 million, $18.8 million and $54.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our top five advertisers contributed to 85.0%, 54.2% and 47.2% of our total gross billing in the fiscal years 2024, 2023 and 2022, respectively.

The table below sets out the breakdown of our gross billing by industries of our advertisers:

	Gross billing for the years ended December 31,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
E-commerce & online service platforms	$4,158,767	34.4%	$3,667,880	19.5%	$24,613,492	45.0%
Online education	160,293	1.3%	2,712,961	14.5%	6,636,018	12.2%
Online travel agencies	3,604,735	29.8%	1,649,663	8.8%	1,783,556	3.3%
Financial services	78,401	0.6%	108,299	0.6%	1,052,485	1.9%
Online gaming	2,117,896	17.5%	4,226,350	22.5%	10,620,778	19.5%
Car services	915,523	7.6%	610,969	3.3%	2,975,537	5.5%
Third-party advertising agencies	887,065	7.3%	3,145,393	16.8%	4,075,110	7.5%
Others	159,488	1.5%	2,648,522	14.0%	2,826,101	5.1%
Total	$12,082,168	100%	$18,770,037	100%	$54,583,077	100%

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

As a result of the foregoing, we had three, three and three overlapping advertisers and media (which were mostly third-party advertising agencies) that we both procured ad inventory from and facilitated sales of ad inventory to in the fiscal years 2024, 2023 and 2022, respectively. The table below summarizes the aggregate gross billing and media cost attributable to such overlapping advertisers and media (or their authorized agencies) in the fiscal years 2024, 2023 and 2022.

	For the years ended December 31,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Gross billing (as our advertisers)	$74,191	0.6%	$2,222	0.01%	$16,680,318	30.6%
Media costs (as our media or media agency)	$50,862	0.4%	$6,698	0.01%	$15,365,395	29.5%

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

The following table sets forth a breakdown of our revenues during the fiscal years 2024, 2023 and 2022 by revenue model:

	For the years ended December 31,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Rebates and incentives earned from publishers	$402,462	64.5%	$887,038	96.2%	$1,930,188	79.9%
Net fees earned from advertisers	$221,625	35.5%	34,796	3.8%	484,910	20.1%
Total	$624,087	100.0%	$921,834	100.0%	$2,415,098	100.0%

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

Set forth below are some of the more typical structures of rebates and incentives that media (or their authorized agencies) offered to us during the fiscal years 2024, 2023 and 2022:

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

The following depicts samples of our search ad offerings:

●	Ranked search ads (搜索排名广告):

●	Display search ads (显示类搜索广告):

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

Mobile app ads

Mobile app ads generally refer to ads that are deployed in selected mobile sites or mobile apps, and typically appear in the form of banners, buttons, app-launch screen images and interstitial ads. During the fiscal years 2022 and 2021, media channels we utilized for deployment of mobile app ads for our advertisers included independent apps with acceptable level of traffic, app stores as well as demand-side platforms, or DSPs. We did not provide mobile app ads deployment services during the fiscal years ended December 31, 2023 and 2024.

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

We have implemented measures to ensure that our ad content does not violate these laws and regulations. After we receive the ad content from our advertisers, it is subject to a compliance review by our experienced employees. If we determine that the ad content does not violate any applicable laws and regulations, we will share the ad content with the relevant media for their internal review. If we determine that the ad content may be in violation of applicable laws or regulations, we will provide suggested edits to the ad content and send it back to the advertiser for revision. After both we and the media have determined that the ad content is in full compliance with applicable laws and regulations on information dissemination, we will confirm with the advertiser on its opinion with respect to the compliance prior to the deployment of the ad.

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

In 2024, our top five customers were Guangzhou Juyao Information Technology Co., Ltd., Shanghai Shoutui Network Technology Co., Ltd., Youju Interactive (Beijing) Technology Co., Ltd., Anhui Denggao Erge Network Technology Co., Ltd., and Beijing Dajia Network Information Technology Co., Ltd., representing 47.7%, 19.3%, 15.6%, 8.0% and 7.9% of our total revenue, respectively.

Concentration of customers

25.4%, 35.6% and 23.6% of our gross billing, and 69.7%, 60.7% and 13.3% of our revenue, for the fiscal years 2024, 2023 and 2022, respectively, were associated with our SEM services. The search engine market in China demonstrates a highly concentrated feature on resource distribution. Very few search engines host the vast majority of online search traffics. As a result, search ad resources are concentrated on a few search engines. Accordingly, advertising service providers which offer SEM services will inevitably face customer concentration by the very nature of the market landscape.

We have been actively expanding our advertiser base and other revenue sources, and at the same time identifying and securing authorized agency status with suitable media with a view to reducing our customer concentration and our risk of over-reliance on any particular customer. In this connection, we have successfully secured authorized agency status with other media. See “— Business model — Our media” in this section for further details of the media that we have secured authorized agency status and that we believe are significant to our business operations. On the other hand, the number of advertisers we served increased from 228 in 2022 to 285 in 2023, and further increased to 528 in 2024. Our gross billing and revenue contribution from our non-SEM services decreased from $41.7 million and $2.1 million in 2022 to $12.1 million and $0.4 million in 2023, respectively, and further decreased to $9.0 million and $0.1 million in 2024, respectively. We endeavor to continue our efforts in further diversifying our revenue and customer base, and we are confident that our added authorized agency status with other media would facilitate our efforts in expanding our revenue source and attract new advertisers.

Suppliers

As we recognize all our revenue on a net basis as either rebates and incentives from media or net fees from advertisers, we do not have any significant suppliers and our cost of sales is mostly composed of our staff costs. For more details on our revenue model, see “— Revenue model and payment cycle” in this section.

Sales and Marketing

As of the date of this annual report, we had three employees in our sales and marketing teams who are mainly responsible for pitching and soliciting advertisers to place ads with media through us. They are tasked with growing and optimizing our advertiser base, understanding advertisers’ needs, and cultivating and maintaining relationships with such advertisers.

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years 2024, 2023 and 2022, we did not make any material insurance claims in relation to our business.

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

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the years ended December 31, 2024, 2023 and 2022, the number of advertisers (including direct advertisers and third-party advertising agencies subscribing our services on behalf of their advertising clients) was 528, 285 and 228, respectively. Our gross billing were $12.1 million, $18.8 million and $54.6 million, respectively. For the years ended December 31, 2024, 2023 and 2022, top five advertisers contributed 85.0%, 52.4% and 47.2% of total gross billing, respectively. Our gross billing decreased from $54.6 million for the year of 2022 to $18.8 million for the year of 2023, and further decreased to $12.1 million for the year of 2024, which was because of a decrease of advertising orders from advertisers.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory and advertising services from media and other advertising service providers on their behalf. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the years ended December 31, 2024, 2023 and 2022, we generated rebates and incentives from publishers of $0.4 million, $0.9 million and $1.9 million, respectively, and net fees from advertisers of $0.2 million, $34,796 and $0.5 million, respectively.

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

Results of Operations for the Years Ended December 31, 2024 and 2023

The following table summarizes the results of our operations during the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2024	2023	Amount	%
Revenues	$624,087	$921,834	$(297,747)	(32.3)%
Cost of revenues	(433,488)	(308,395)	(125,093)	40.6%
Gross profit	190,599	613,439	(422,840)	(68.9)%

Operating expenses
Selling and marketing expenses	(405,345)	(381,635)	(23,710)	6.2%
General and administrative expenses	(3,521,692)	(1,845,064)	(1,676,628)	90.9%
Provision for doubtful accounts	(23,009,903)	(726,294)	(22,283,609)	3,068.1%
Impairment of long-term investments	—	(128,204)	128,204	(100.0)%
Total operating expenses	(26,936,940)	(3,081,197)	(23,855,743)	774.2%

Loss from operations	(26,746,341)	(2,467,758)	(24,278,583)	983.8%

Other income (expenses)
Interest expense, net	(135,164)	(14,492)	(120,672)	832.7%
Changes in fair value of warrant liabilities	—	832	(832)	(100.0)%
Changes in fair value of short-term investments	473,361	596,796	(123,435)	(20.7)%
Subsidy income	14,896	9,876	5,020	50.8%
Other (expenses) income, net	(477,986)	29,576	(507,562)	(1,716.1)%
Total other (expenses) income, net	(124,893)	622,588	(747,481)	(120.1)%

Loss before income taxes	(26,871,234)	(1,845,170)	(25,026,064)	1,356.3%

Income tax expense	—	—	—	0.0%

Net loss	$(26,871,234)	$(1,845,170)	$(25,026,064)	1,356.3%

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

Our total revenues decreased by $0.3 million or 32.3%, from $0.9 million for the year ended December 31, 2023, to $0.6 million for the year ended December 31, 2024. The following table sets forth a breakdown of our revenues:

	For the Years Ended
	December 31,				Variance
	2024	%	2023	%	Amount	%
Rebates and incentives offered by publishers	$402,462	64.5%	$887,038	96.2%	$(484,576)	(54.6)%
Net fees from advertisers	221,625	35.5%	34,796	3.8%	186,829	536.9%
Total	$624,087	100.0%	$921,834	100.0%	$(297,747)	(32.3)%

The rebates and incentives offered by publishers decreased by $0.5 million, or 54.6%, from $0.9 million for the year ended December 31, 2023 to $0.4 million for the year ended December 31, 2024, which was mainly caused by a decrease of $0.7 million in rebates and incentives offered by SEM service publishers, partially offset by an increase of $0.3 million in rebates and incentives offered by news feed ads publishers. The decrease in rebates and incentives offered by SEM service publishers was primarily because of a decrease in services provided by these publishers as we cannot obtain longer credit terms to the publishers or afford to prepay gross billing amount on behalf of our advertisers. In the year of 2024, we were involved in two legal proceedings. As a result, we incurred significant amount in legal expenses and failed to renew borrowings, which decreased the bank balance. However, we expected the legal cases would be resolved in the year ending December 31, 2025. With the resolution of the legal cases, we expect to borrow additional loans from banks to resume the business with publishers, which will contribute to an increase in rebates and incentives from the SEM service publishers. The increase in rebates and incentives offered by news feed ads publishers was driven by the continuous demand in news feed ads among our publisher customers.

The net fees from advertisers increased by $0.2 million, or 536.9%, from $34,796 for the year ended December 31, 2023 to $0.2 million for the year ended December 31, 2024. The decrease was mainly caused by the decrease orders from advertisers.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2024 and 2023:

	For the years ended
	December 31,		Variance
	2024	2023	Amount	%
SEM services
Gross billing	$3,074,622	$6,684,788	$(3,610,166)	(54.0)%
Less: Media costs	3,053,086	6,125,481	(3,072,395)	(50.2)%
(as % of gross billing)	99.3%	91.6%
Revenue from SEM services	$21,536	$559,307	$(537,771)	(96.1)%

Non-SEM services
Gross billing	$9,007,622	$12,085,248	$(3,077,626)	(25.5)%
Less: Media costs	8,405,071	11,722,721	(3,317,650)	(28.3)%
(as % of gross billing)	93.3%	97.0%
Revenue from Non-SEM services	$602,551	$362,527	$240,024	66.2%

Revenues	$624,087	$921,834	$(297,747)	(32.3)%

The revenues from SEM services consist of rebates and incentives offered by publishers and net fees from advertisers. The revenues from SEM services decreased by $0.5 million, or 96.1%, to $21,536 for the year ended December 31, 2024 from $0.6 million for the year ended December 31, 2023. The decrease in revenues from SEM services was primarily due to a decrease of $0.7 million in rebates and incentives offered by SEM service publishers because we reduced cooperation with publishers as we cannot obtain longer credit terms from the publishers or afford to prepay gross billing amount on behalf of our advertisers as two legal proceedings incurred significant legal expenses and prevented us from renewal of bank borrowings, partially offset by an increase of $0.2 million in net fees from advertisers.

The revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services increased by $0.2 million, or 66.2%, from $0.4 million for the year ended December 31, 2023 to $0.6 million for year ended December 31, 2024. Such an increase was also attributable to an increase in rebates and incentives offered by news feed ads publishers as a result of continuous increase in demands among our publisher customers.

Cost of revenues

Our total cost of revenues increased by $0.1 million or 40.6%, from $0.3 million for the year ended December 31, 2023, to $0.4 million for the year ended December 31, 2024. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended December 31, 2024 and 2023:

	For the years ended
	December 31,				Variance
	2024	%	2023	%	Amount	%
SEM services	$302,322	69.7%	$187,113	60.7%	$115,209	61.6%
Non-SEM services	131,166	30.3%	121,282	39.3%	9,884	8.1%
Total	$433,488	100.0%	$308,395	100.0%	$125,093	40.6%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. The increase was primarily attributable to an increase of staff costs by $0.1 million.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit decreased by $0.4 million from gross profit of $0.6 million for the year ended December 31, 2023 to gross profit of $0.2 million for the year ended December 31, 2024. The following table sets forth a breakdown of gross profit by services offered for the year ended December 31, 2024 and 2023:

	For the years ended
	December 31,				Variance
	2024	%	2023	%	Amount	%
SEM services	$(280,786)	(147.3)%	$372,194	60.7%	$(652,980)	(175.4)%
Non-SEM services	471,385	247.3%	241,245	39.3%	230,140	95.4%
Total	$190,599	100.0%	$613,439	100.0%	$(422,840)	(68.9)%

Operating expenses

Our operating expenses increased by $23.8 million, or 774.2%, from $3.1 million for the year ended December 31, 2023, to $26.9 million for the year ended December 31, 2024. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2024 and 2023:

	For the years ended
	December 31,				Variance
	2024	%	2023	%	Amount	%
Revenues	$624,087	100%	$921,834	100%	$(297,747)	(32.3)%
Operating expenses
Selling and marketing expenses	405,345	65.0%	381,635	41.4%	(23,710)	6.2%
General and administrative expenses	3,521,692	564.3%	1,845,064	200.2%	(1,676,628)	90.9%
Provision for doubtful accounts	23,009,903	3,687.0%	726,294	78.8%	(22,283,609)	3,068.1%
Impairment of long-term investments	—	0.0%	128,204	13.9%	(128,204)	(100.0)%
Total operating expenses	$26,936,940	4,316.2%	$3,081,197	334.3%	$(23,855,743)	774.2%

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses was stable at $0.4 million and $0.4 million for the years ended December 31, 2024 and 2023. The slight increase in selling expenses was primarily due to an increase in entertainment expenses which contributed to an increase in service orders from advertisers.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, and consulting and professional fees. General and administrative expenses increased from $1.8 million for the year ended December 31, 2023 to $3.5 million for the year ended December 31, 2024. The increase was primarily due to an increase of $1.7 million in professional consulting services as we were engaged in two legal proceedings in the year of 2024.

Provision for doubtful accounts

The following table sets forth a breakdown of (reversal of provision)/provision for doubtful accounts for the years ended December 31, 2024 and 2023:

	For the years ended December 31,		Variances
	2024	2023	Amount	%
Provision (reversal of provision) for doubtful accounts receivables	$22,911,671	$(702,156)	$23,613,827	(3,363.0)%
Provision (reversal of provision) for doubtful prepayments	47,645	(1,243,233)	1,290,878	(103.8)%
Provision for doubtful other current assets	50,587	7,061	43,526	616.4%
Provision for doubtful prepayments for licensed copyrights	—	2,664,622	(2,664,622)	(100.0)%
	$23,009,903	$726,294	$22,283,609	(3,068.1)%

Provision (reversal of provision) for doubtful accounts receivables

The Company provision for doubtful accounts receivable of $22.9 million for the year ended December 31, 2024, as compared with recorded reversal of provision for doubtful accounts receivable of $0.7 million for the year ended December 31, 2023.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. For the year ended December 31, 2024 and 2023, we provided provision for expected credit loss of $22.9 million and reversed provision for expected credit losses of $0.7 million, respectively.

Provision for doubtful prepayments

Provision for doubtful prepayments was $47,645 for the year ended December 31, 2024. Such prepayments were made to certain publishers for purpose of lock in media cost. For the year ended December 31, 2024, the Company provided full allowance against these prepayments because the prepayment aged over two years and the Company was uncertain if it could obtain the services underlying the prepayments or to be refunded.

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

Other (expenses) income, net

For the year ended December 31, 2024, other loss net primarily consisted of loss of $0.6 million disposal of property and equipment, partially net off against an increase in fair value of short-term investments of $0.5 million.

For the year ended December 31, 2023, other income, net primarily consisted of changes in fair value of short-term investments of $0.6 million.

Income tax expense

For the years ended December 31, 2024 and 2023, we incurred net operating losses and were not subject to or subject to minimal income tax expenses due to tax payments in quarterly tax return.

Net Loss

As a result of the foregoing, we reported a net loss of $26.9 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively.

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

In December 2022, Baosheng Network entered into a bank loan agreement with Bank of Beijing under which under which Baosheng Network borrowed a one-year loan of RMB10 million or $1.4 million. The interest rate for the borrowing was fixed at 3.65% per annum. In December 2023, the borrowing was renewed for one year through December 2024. The loan is guaranteed by two third parties, for whom the Company involved a third-party counter-guarantor. In addition, the Company pledged its properties with the counter guarantor. The guarantee and pledge were released with repayment of the borrowing.

In July 2023, Beijing Baosheng entered into a bank loan agreement with Bank of Communication under which Beijing Baosheng borrowed a one-year loan of RMB6 million or $0.8 million. The interest rate for the borrowing was fixed at 3.55% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s director and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Gong Sheng and his spouse pledged their property with the counter guarantor. The guarantee and counter-guarantee were released with repayment of the borrowing.

In August 2024, Beijing Baosheng entered into a bank loan agreement with Bank of Communication under which under which Beijing Baosheng borrowed a one-year loan of RMB5 million or $0.7 million. The interest rate for the borrowing was fixed at 3.0% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s director, and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor.

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $26.9 million, $1.8 million and $23.7 million for the years ended December 31, 2024, 2023 and 2022, and reported a cash inflow of $2.3 million and $1.6 million for the years ended December 31, 2023 and 2022, respectively, while cash outflow of $1.5 million from operating activities for the year ended December 31, 2024. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2024, the Company had cash and cash equivalent of $1.5 million and short-term investments of $1.3 million. On the other hand, the balance of current liabilities of $6.4 million, among which advance from customers of $0.8 million were not required to be settled in cash. The current assets are sufficient to cover the current liabilities which were expected to get paid in the year ending December 31, 2025. The Company also obtained a one-year bank borrowing during the year ended December 31, 2024. The Company expected to renew the bank borrowing upon its maturity. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

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

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2024	2023	2022
Net Cash (Used in) Provided by Operating Activities	$(1,520,419)	$2,259,466	$1,601,481
Net Cash Provided by (Used in) Investing Activities	1,186,191	(6,312,936)	(3,777,782)
Net Cash (Used in) Provided by Financing Activities	(1,528,691)	847,350	295,765
Effect of exchange rate changes on cash and cash equivalents	27,385	(156,895)	(323,238)
Net decrease in cash, cash equivalents and restricted cash	(1,835,534)	(3,363,015)	(2,203,774)
Cash, cash equivalents and restricted cash at beginning of year	3,316,062	6,679,077	8,882,851
Cash, cash equivalents and restricted cash at end of year	$1,480,528	$3,316,062	$6,679,077

Operating Activities

Net cash used in operating activities was $1.5 million for the year ended December 31, 2024, mainly derived from (i) net loss of $26.9 million for the year adjusted for noncash provision for doubtful accounts of $22.9 million and loss from disposal of property and equipment of $0.6 million, (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in accounts receivable of $0.9 million because of delayed payments from advertisers; (b) a decrease in prepayment of $0.3 million and $0.2 million to third parties and related parties, respectively, and a decrease of $0.4 million in media deposits as a result of the decrease of advertising services purchased from publishers; (c) an increase of $1.4 million in accounts payable because we delayed payments to advertisers which was in line with delayed collection from publishers; and (d) an increase of $0.2 million in customer deposits.

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

We generally grant a credit term of up to 180 days to advertisers. The turnover days for accounts receivable for the years ended December 31, 2024, 2023 and 2022 were 445 days, 558 days and 369 days, respectively. The long turnover days of accounts receivable was mainly due to a slowdown in payment from our mobile apps customers, who were severely affected by the COVID-19 pandemic and required a longer term for extension of credit from us. Our turnover days for accounts receivable is calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our gross billing for the year, multiplied by 365 days.

We are generally granted credit term of up to 90 days by publishers for our SEM services, and credit term ranging from prepayments to 180 days for our non -SEM services. The turnover days for accounts payable for the years ended December 31, 2024, 2023 and 2022 were 90 days, 112 days and 72 days, respectively. Our turnover days for accounts payable is calculated as the average of the beginning and ending balance of the carrying amount of accounts payable for the year, divided by our media costs for the year, multiplied by 365 days.

Investing Activities

Net cash provided by investing activities amounted to $1.2 million for the year ended December 31, 2024, primarily including proceeds of $1.9 million from redemption of short-term investments, partially offset by purchase of property and equipment of $0.5 million and purchases of short-term investments of $0.3 million.

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

Financing Activities

Net cash used in financing activities amounted to $1.5 million for the year ended December 31, 2024, primarily consisting of repayment of bank borrowings of $2.2 million, partially offset by proceeds from bank borrowing of $0.7 million.

Net cash provided by financing activities amounted to $0.8 million for the year ended December 31, 2023, primarily consisting of proceeds from bank borrowing of $2.3 million, partially offset by repayment of bank borrowings of $1.4 million.

Net cash provided by financing activities amounted to $0.3 million for the year ended December 31, 2022, primarily consisting of proceeds from bank borrowing of $1.5 million, partially offset by payment of dividends of $1.2 million to shareholders.

Capital Expenditures

Our capital expenditures were $0.5 million, $30,108 and $1.5 million in fiscal years ended December 31, 2024, 2023 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For the year ended December 31, 2024, the Company provided allowance for expected credit losses of $22.9 million against accounts receivable. For the year ended December 31, 2023, the Company reversed allowance for expected credit losses of $0.7 million against accounts receivable. For the years ended December 31, 2022, the Company provided allowance of $19.3 million against the accounts receivable.

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

As of December 31, 2024 and 2023, deferred tax assets from the net operating loss carryforwards amounted to $4.5 million and $2.9 million, respectively. We have recognized a valuation allowance against deferred tax assets of $4.5 million, $3.1 million and $1.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($13,700). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2024, 2023 and 2022, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Lina Jiang	47	Chairperson of the board, Chief Executive Officer
Sheng Gong	43	Director
Yue Jin	43	Chief Financial Officer
Jianhua Cheng	47	Independent Director
Guangyao Zhu	43	Independent Director
Changhong Jiang	47	Independent Director

The following is a brief biography of each of our executive officers and directors:

Lina Jiang, age 47, serves as the Chairperson of the Board of Directors and Chief Executive Officer since January 2025. Ms. Lina Jiang has over 20 years of work experience and has held core management positions at various companies. Since June 2023, she has been serving as the Chairwoman of the board of directors at Wangmao Liquor Group Co., Ltd. Since November 2021, she has been serving as the President of Zhiding Group. From May 2019 to October 2021, she held the position of Vice President at Yueshang Group. In July 2000, she founded Qizhi Education, where she has severed as Chairwoman, overseeing nationwide franchise development and operations. She graduated from Northeast Normal University in 2000 with a bachelor’s degree in English Education.

Sheng Gong, age 43, serves as our director and the national sales director of our SEM advertising, and is primarily responsible for overseeing the business development, sales and marketing of our SEM services. Mr. Sheng Gong has over 10 years of experience in business development and sales and marketing in the media industry in China. Since August 2021, Mr. Sheng Gong has served as the legal corporate representative and director of Baosheng Network, responsible for overseeing the company’s business development, client relations, and management functions. From June 2018 to July 2021, Mr. Sheng Gong served as the head of business department of the Beijing branch company of Horgos Baosheng. Prior to that, Mr. Sheng Gong served as a director, head of business development, and legal corporate representative of Beijing Baosheng from May 2016 to May 2018. Mr. Sheng Gong received a bachelor’s degree in computer application from Beijing Jianshe University in the PRC in 2004.

Yue Jin, age 43, serves as our chief financial officer and our financial director. Mr. Yue Jin is responsible for managing our finances, evaluating our financial risks and opportunities, and is responsible for financial reporting. Mr. Yue Jin has over 10 years of financial experience. Prior to joining us in January 2020 as the financial director of Beijing Baosheng, Mr. Yue Jin served as the financial director at Using Media Group from November 2018 to December 2019. From May 2011 to October 2018, Mr. Yue Jin served as the financial manager and vice financial director at Beijing Zoom Interactive Online Marketing Technology Co., Ltd. Mr. Yue Jin received a diploma from Renmin University in the PRC in 2003 with a major in financial accounting and received a bachelor’s degree in accounting from Capital University of Economics and Business in Beijing in 2012.

Jianhua Cheng, age 47, has served as the Company’s independent director since March 2025. From August 2000 to February 2003, he worked at China Railway 17th Bureau Group Third Company as an officer in the Publicity Department, where he was responsible for corporate branding and publicity. From March 2003 to June 2008, he served as a Senior Secretary at Beijing Haidian Science Park Construction Co., Ltd., overseeing executive document drafting and corporate culture promotion. From June 2008 to March 2018, he held the position of Chairman of the Trade Union and Supervisor at Beijing Haidian Science Park Construction Co., Ltd., managing trade union affairs. From March 2018 to February 2025, he worked as the Manager of the General Administration Department at Beijing Haidian Science Park Construction Co., Ltd., where he was responsible for corporate administration, safety, and branding management. Since July 2016, he has been serving as a Board Director at Beijing Taihe Jia Technology Co., Ltd. (stock code 870737), where he contributes to business decision-making and corporate strategic planning. Since January 2023, he has been the Legal Representative of Beijing Huashi Zhuoyue Education Technology Co., Ltd. He earned a Doctor of Philosophy in Business Administration in 2024 and a Master of Business Administration in 2022 from the Seoul School of Integrated Sciences & Technologies, and a Bachelor’s degree in Business Administration from Southwest Jiaotong University in 2009.

Guangyao Zhu, age 43, has served as the Company’s independent director since September 2022. Mr. Zhu has served as the chairman at Beijing Mingdi Technology and Trade Development Co., Ltd., a company that invests in the business of landscaping, construction, and construction supplies since October 2021. Since December 2018, Mr. Guangyao Zhu has served as the deputy secretary general at the artificial intelligence education special committee of the China Electronics Chamber of Commerce, where Mr. Zhu was primarily responsible for outreach activities of the special committee. From September 2017 to November 2018, Mr. Zhu served as the chairman of the board of directors at Beijing Kunyue Education Technology Co., Ltd., a company investing in Sino-foreign cooperative education and school-enterprise cooperative education, where Mr. Zhu was mainly responsible for overseeing the company’s daily operations and making strategic decisions for the company. Mr. Zhu obtained his bachelor’s degree in English from Beijing Foreign Studies University in the PRC in 2003 and his master’s degree in international trade from the University of Murcia in Spain in 2022.

Changhong Jiang, age 47 has served as the Company’s independent director since February 2022. Mr. Changhong Jiang has over 15 years of experience in corporate finance and auditing and is familiar with the reporting requirements of U.S. GAAP. Since June 2019, Mr. Changhong Jiang has served as the deputy general manager, board secretary and partner of Beijing Zhongke Natong Electronic Technology Co., Ltd., where he mainly oversees the company’s initial public offering process. From December 2015 to May 2019, Mr. Jiang served as the financial director of Tianjin Taida Energy Group Co., Ltd., overseeing the company’s financial management, financing, budgeting and auditing functions. Mr. Changhong Jiang obtained his associate degree in accounting from Beijing Forestry University in the PRC in 2004 and bachelor’s degree in labor and social security from Jilin University in the PRC in 2015.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of $70,618.24 in cash to our executive officers, and we paid $44601.12 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Changhong Jiang, Guangyao Zhu, and Jianhua Cheng. Changhong Jiang is the chairman of our audit committee. We have determined that Changhong Jiang, Guangyao Zhu, and Jianhua Cheng satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Changhong Jiang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jianhua Cheng, Guangyao Zhu, and Changhong Jiang. Mr. Jianhua Cheng is the chairperson of our compensation committee. We have determined that Jianhua Cheng, Guangyao Zhu, and Changhong Jiang satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Guangyao Zhu, Changhong Jiang, and Jianhua Cheng. Mr. Guangyao Zhu is the chairperson of our nominating and corporate governance committee. Guangyao Zhu, Changhong Jiang, and Jianhua Cheng satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

The following table sets forth the breakdown of our employees by function as of December 31, 2024:

	As of
	December 31,
	2024
		% of
	Number	Total
Functions:
Sales and marketing	5	16%
Advertiser services	4	13%
Ad optimization	11	35%
Media relationships	1	3%
Management and administration	10	33%
Total	31	100%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 28, 2025 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 1,534,487 Ordinary Shares issued and outstanding as of April 28, 2025.

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

	Ordinary Shares Beneficially Owned
			Percentage
		Percentage of	of aggregate
		Total Ordinary	voting
	Number	Shares*	power**
Directors and Executive Officers: †
Lina Jiang	—	—	—
Sheng Gong (1)	34,375	2.24%	—%
Yue Jin	—	—	—
Guangyao Zhu	—	—	—
Jianhua Cheng	—	—	—
Changhong Jiang	—	—	—

All directors and executive officers as a group:	34,375	2.26%	—%

5% Shareholders:
An Rui Tai BVI (2)	343,750	22.40%	22.40%
Deng Guan BVI (3)	96,857	6.31%	6.31%
PBCY Investment (4)	156,250	10.18%	10.18%

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

As of the date of this annual report, approximately 63.34% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede & Co.).

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

For the years ended December 31, 2024, 2023 and 2022, our transactions with related parties were summarized in the below table:

1)	Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (“EJAM Group”)	Indirectly hold a 6.8% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)	Transactions with related parties

	For the Years Ended
	December 31,
	2024	2023	2022
Services purchased from related parties
Horgos Zhijiantiancheng	$33,391	$161,264	$4,464,919
	$—	$161,264	$4,464,919

3)	Balances with related parties

As of December 31, 2024 and 2023, the balances due from related parties were as follows:

	December 31,	December 31,
	2024	2023
Due from related parties
Anruitai Investment Limited	$28,667	$28,667
Others	—	1,408
	$28,667	$30,075

As of December 31, 2024 and 2023, the balances due to related parties were as follows:

	December 31,	December 31,
	2024	2023
Other payable
Wenxiu Zhong	$3,566	$3,546
Others	—	8,630
	$3,566	$12,176

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

In March 2022, Horgos Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Horgos Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Horgos Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102), and the court approved the extension of reservation to March 17, 2024. Due to the court’s reason, Horgos Baosheng withdrew the case filed at the Beijing Haidian District People’s Court. On January 24, 2024, Horgos Baosheng brought a breach of contract claim against Aipu in the Beijing Haidian District People’s Court again. The court held the hearings on September 10, 2024 and October 21, 2024. During the hearing, Horgos Baosheng was informed that the property reserved by Horgos Baosheng had been used for Aipu’s employee dispute and there was no property available for reservation. As of the date of this annual report, Horgos Baosheng is waiting for the court’s ruling on this case.

In December 2022, the Beijing Chaoyang District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant and Beijing Zhijin Dapeng Education Technology Co., Ltd. (“Dapeng”), as the defendant. In this case, Beijing Baosheng sought recovery of RMB435,731.02 (approximately $63,271) and related liquidated damages from Dapeng. Later in February 2023, Beijing Baosheng submitted additional evidence to the court. The court hearing was held on September 20, 2023. On January 31, 2024, the court approved Beijing Baosheng’s application for reservation of the bank accounts of Dapeng. The court has a ruling in favor of Beijing Baosheng and requiring Dapeng to compensate Beijing Baosheng the service fee of RMB435,731.02 (US$63,271) and related liquidated damages. As of the date of this annual report, Beijing Baosheng has not yet received any payment from the defendant.

In November 2022, Beijing Baosheng brought a breach of contract claim against Shanghai Yituo Information Technology Co., Ltd. (“Yituo”) in the Shanghai Jinshan District People’s Court and sought recovery of RMB50,843.31 (approximately $7,383) and related liquidated damages. The court held the hearings on February 14, 2023 and March 27, 2023. The court entered a judgment on April 11, 2023, ruling in favor of Beijing Baosheng. The judgment was served to Beijing Baosheng on April 24, 2023, and became final and binding on the parties as Yituo did not file any appeals against the judgement before May 9, 2023. As of the date of this annual report, Beijing Baosheng has not yet received any payment from the defendants. Given that Yituo had no assets, the court enforcement procedures against Yituo were terminated on August 30, 2023. In the event that the court or Beijing Baosheng locates any asset of Yituo, Beijing Baosheng will be able to apply for resumption of the enforcement procedures against Yituo.

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

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd. (“Shenzhen Pusi”), as the complainant, and Baosheng Network as the defendant. In this case, Shenzhen Pusi sought recovery of outstanding service fee RMB160,964.7 (approximately $23,291.59) and related liquidated damages from Baosheng Network and other expenses (i.e., attorney’s fee, court expense and property reservation fee). The court made a ruling in favor of the complainant. Baosheng Network appealed to Shenzhen Intermediate People’s Court against the trial court’s judgement. The appellate court made a final ruling on April 29, 2024, affirming the trial court’s judgement. A bank account of Baosheng Network (with amount of RMB171,477.98 (US$24,152.17) in the account) was reserved by the court on July 2, 2023, following Shenzhen Pusi’s application. Baosheng Network has paid the service fee and related liquidated damages.

On January 30, 2024, Beijing Arbitration Committee accepted a case filed by Beijing Baosheng against Tianjin Hongen Wanmei Future Education Technology Co., Ltd. (“Tianjin Hongen”) for recovery of RMB1,434,059.00 (US$201,982.99). As of March 15, 2024, Tianjin Hongen had already paid to Beijing Baosheng RMB1,050,047.00 (US$147,896.03). The tribunal held the hearing on December 2, 2024. The tribunal has a ruling in favor of Beijing Baosheng and requiring Tianjin Hongen to compensate Beijing Baosheng the service fee of RMB119,332.96 (US$16,354.7), with liquidated damages of RMB3,395.1 (US$465.3). On March 28, 2025, Tianjin Hongen has paid the service fee of RMB119,332.96 (US$16,354.7), related liquidated damages of RMB4618.76 (US$633) and arbitration fee of RMB 20,125.52 (US$2,758.2).

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York, alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company filed a motion to dismiss on May 22, 2024, which was subsequently dismissed by the court without prejudice to refile after the Plaintiffs sought leave to file a third amended complaint on July 16, 2024. The Plaintiffs filed the third amended complaint on November 1, 2024, with the court’s approval. On December 20, 2024, the Company filed a motion to dismiss the third amended complaint. In response to the Plaintiffs’ opposition to the Company’s motion to dismiss, filed on February 7, 2025, the Company submitted its reply brief on March 7, 2025, in further support of its motion to dismiss. As of the date of this annual report, there are no scheduled court dates. All parties are now waiting for the court to issue a decision on the motion to dismiss. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

On April 10, 2024, Orient Plus International Limited (the “Petitioner”) filed with the Grand Court of the Cayman Islands a winding up petition (“Petition”), seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner, the other investors and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. By a summons dated July 10, 2024, the Company applied for an order striking out the Petition, which was heard by the court on October 17, 2024. The court dismissed the summons on October 30, 2024. The legal proceedings are currently ongoing. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

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

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and the articles, any special resolutions passed by such companies and the registers of mortgages and charges of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remains unchanged.

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

We received net proceeds of approximately $30.2 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred by the Company in connection with our initial public offering was approximately $4.3 million, which included approximately $2.4 million in underwriting discounts for the initial public offering and approximately $1.9 million in other costs and expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used all of the net proceeds we received from our initial public offering as working capital and for general corporate purposes.

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

On February 7, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with VG Master Fund SPC (the “Investor”), under which, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to US$2,000,000 of the Ordinary Shares to the Investor, from time to time during the period commencing on February 7, 2024 and ending on the earlier of (i) the date on which the Investor shall have cumulatively purchased such number of Ordinary Shares pursuant to the Purchase Agreement equal to US$2,000,000 or (ii) February 6, 2025. On June 4, 2024, the Investor sent the Company a notice of agreement termination (the “VG Termination Notice”) regarding the Purchase Agreement and all related agreements contemplated thereunder (collectively, the “VG Agreements”), due to the legal proceedings that the Company is currently involved in. Immediately prior to the termination of the VG Agreements, there had been no ordinary shares sold by the Company to the Investor under the VG Agreements. Upon the termination of the VG Agreements, effective on the date of the VG Termination Notice, the VG Agreements became null and void and of no further force and effect, and all investment activities between the Investor and the Company ceased immediately.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Due to the foregoing material weakness, management concluded that as of December 31, 2024, our internal control over financial reporting was ineffective.

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

	For the Years Ended December 31,
	2024	2023
Audit fees(1)	605,500	305,000
Audit-Related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
Total	$605,500	$305,000

Note:

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, review of the interim financial statements and for the audits of the financial statements in connection with the initial public offering, as well as the issuance of comfort letter in connection with the initial public offering and consent letter for shelf registration.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

From January 20, 2020 to July 20, 2022, the policy of our audit committee was to pre-approve all audit and non-audit services provided by Friedman LLP, our former independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

Since July 20, 2022, the policy of our audit committee is to pre-approve all audit and non-audit services provided by YCM CPA INC., our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under Nasdaq Listing Rule 5635(d), which requires to obtain shareholder approval for a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding Ordinary Shares, and under Nasdaq Listing Rule 5620(a), which requires to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. As a result, our shareholders may be afforded less protection than they would have otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

All officers, directors and employees of, and consultants and contractors to, us or any of our subsidiaries are subject to our Insider Trading Policy. The Insider Trading Policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of material nonpublic information in the trading of our securities. To ensure compliance with the Insider Trading Policy and applicable federal and state securities laws, all officers, directors and employees of, and consultants and contractors to, us or any of our subsidiaries must refrain from the sale or purchase of our securities except in specific designated trading windows or pursuant to 10b5-1 trading plans that were preapproved. Even during a trading window period, certain insiders, including our named executive officers and directors, must comply with our designated pre-clearance policy prior to trading in our securities.

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
1.1

Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-39977), filed with the SEC on May 8, 2023)

2.2	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 254449), filed with the SEC on March 18, 2021)

2.3

Description of Securities (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

4.3

English Translation of Agent Data Promotion Business Cooperation Agreement between Beijing Baosheng Technology Co., Ltd. and Xiamen Jinri Toutiao Information Technology Co., Ltd., dated January 1, 2024 (incorporated herein by reference to Exhibit 4.3 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

4.4

English Translation of Agent Data Promotion Business Cooperation Agreement among Beijing Baosheng Technology Co., Ltd., Beijing Baosheng Network Technology Co., Ltd. and Xiamen Jinri Toutiao Information Technology Co., Ltd., as amended, dated January 1, 2024 (incorporated herein by reference to Exhibit 4.4 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

4.5

English Translation of System Technology Services Agreement by and between Beijing Baosheng Technology Co., Ltd. and Guangzhou Juyao Information Technology Co., Ltd., dated January 1, 2024 (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

4.6

English Translation of System Technology Services Agreement by and between Beijing Baosheng Network Technology Co., Ltd. and Guangzhou Juyao Information Technology Co., Ltd., dated January 1, 2024 (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

4.7

English Translation of Asset Merger and Acquisition Security Deposit Agreement between Beijing Baosheng Network Technology Co., Ltd. and Nanjing Yunbei E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

4.8*	English Translation of Cooperation Agreement by and between Beijing Baosheng Network Technology Co., Ltd. and Shenzhen Adseast Modern Information Technology Co., Ltd., dated January 1, 2024

4.9*

English Translation of Supplementary Agreement to Cooperation Agreement dated January 1, 2024 by and between Beijing Baosheng Network Technology Co., Ltd. And Shenzhen Adseast Modern Information Technology Co., Ltd.

4.10*

English Translation of Cooperation Agreement by and between Beijing Baosheng Network Technology Co., Ltd. And Guangzhou Chuangren Software and Information Technology Services Co., Ltd., dated February 1, 2024

4.11*

English Translation of Supplementary Agreement to Cooperation Agreement dated February 1, 2024 by and between Beijing Baosheng Network Technology Co., Ltd. And Guangzhou Chuangren Software and Information Technology Services Co., Ltd., dated July 15, 2024

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

11.2*	Insider Trading Policy of the Registrant

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Beijing Dacheng Law Offices, LLP

15.2*	Consent of YCM CPA INC.

97.1

Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

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

Baosheng Media Group Holdings Limited

	By:	/s/ Lina Jiang
	Name:	Lina Jiang
	Title:	Chief Executive Officer (Principal Executive Officer)
Date: April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Baosheng Media Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baosheng Media Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company reported a net loss of $26.9 million and a cash outflow from operating activities of $1.5 million for the year ended December 31, 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

April 29, 2025

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

(Expressed in U.S. dollar, except for the number of shares)

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$1,480,528	$3,316,062
Short-term investments	1,326,241	2,554,319
Accounts receivable, net	3,663,506	26,082,773
Prepayments - third parties	615,811	959,135
Prepayments - a related party	—	215,689
Media deposits - third parties	265,784	713,938
Due from related parties	28,667	30,075
Deposit due from a third party	2,739,989	2,816,941
Other current assets	2,592,048	2,831,873
Total Current Assets	12,712,574	39,520,805

Long-term investment	6,576,688	6,848,964
Property and equipment, net	1,717,488	2,056,424
Intangible assets, net	241,212	401,549
Total Assets	$21,247,962	$48,827,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$684,997	$2,253,553
Accounts payable	3,618,790	2,292,871
Advance from advertisers	754,837	841,250
Advertiser deposits	314,578	90,065
Income tax payable	255,656	249,917
Due to related parties	3,566	12,176
Accrued expenses and other liabilities	791,780	727,799
Total Current Liabilities	6,424,204	6,467,631
Total Liabilities	6,424,204	6,467,631

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2024 and 2023, respectively)*	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Statutory reserve	898,133	898,133
Retained earnings	(23,458,777)	3,412,457
Accumulated other comprehensive loss	(4,194,747)	(3,529,628)
Total Shareholders’ Equity	14,823,758	42,360,111

Total Liabilities and Shareholders’ Equity	$21,247,962	$48,827,742
*	Retrospectively restated to give effect to an increase in the Company’s share capital from $50,000 to $60,000, a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023, and an increase in authorized shares from 6,250,000 into 1,000,000,000 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2024	2023	2022
Revenues	$624,087	$921,834	$2,415,098
Cost of revenues	(433,488)	(308,395)	(2,446,941)
Gross profit (loss)	190,599	613,439	(31,843)

Operating Expenses
Selling and marketing expenses	(405,345)	(381,635)	(764,258)
General and administrative expenses	(3,521,692)	(1,845,064)	(2,811,215)
Provision for credit loss against doubtful accounts	(23,009,903)	(726,294)	(20,460,667)
Impairment of long-term investments	—	(128,204)	—
Total Operating Expenses	(26,936,940)	(3,081,197)	(24,036,140)

Loss from Operations	(26,746,341)	(2,467,758)	(24,067,983)

Other Income (Expenses)
Interest expense, net	(135,164)	(14,492)	16,397
Changes in fair value of warrant liabilities	—	832	1,912
Changes in fair value of short-term investments	473,361	596,796	17,335
Subsidy income	14,896	9,876	3,089
Other (expenses) income, net	(477,986)	29,576	290,413
Total Other (Expenses) Income, Net	(124,893)	622,588	329,146

Loss Before Income Taxes	(26,871,234)	(1,845,170)	(23,738,837)

Income tax expenses	—	—	—

Net Loss	$(26,871,234)	$(1,845,170)	$(23,738,837)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(665,119)	(1,231,344)	(4,885,827)
Comprehensive Loss	$(27,536,353)	$(3,076,514)	$(28,624,664)

Weighted average number of ordinary shares outstanding
Basic and Diluted*	1,534,487	1,534,487	1,534,487

Loss per share
Basic and Diluted*	$(17.51)	$(1.20)	$(15.47)
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
			Additional			Other
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	(Loss) Income	Equity
Balance as of December 31, 2021	1,534,487	$14,731	$41,564,418	$898,133	$28,996,464	$2,587,543	$74,061,289
Net loss	—	—	—	—	(23,738,837)	—	(23,738,837)
Foreign currency translation adjustments	—	—	—	—	—	(4,885,827)	(4,885,827)
Balance as of December 31, 2022	1,534,487	$14,731	$41,564,418	$898,133	$5,257,627	$(2,298,284)	$45,436,625
Net loss	—	—	—	—	(1,845,170)	—	(1,845,170)
Foreign currency translation adjustments	—	—	—	—	—	(1,231,344)	(1,231,344)
Balance as of December 31, 2023	1,534,487	$14,731	$41,564,418	$898,133	$3,412,457	$(3,529,628)	$42,360,111
Net loss	—	—	—	—	(26,871,234)	—	(26,871,234)
Foreign currency translation adjustments	—	—	—	—	—	(665,119)	(665,119)
Balance as of December 31, 2024	1,534,487	$14,731	$41,564,418	$898,133	$(23,458,777)	$(4,194,747)	$14,823,758
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(26,871,234)	$(1,845,170)	$(23,738,837)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	345,365	392,619	387,020
Amortization of right-of-use assets	—	—	513,218
Loss from disposal of property and equipment	578,553	6,991	1,275
Provision for credit loss of accounts receivables	22,911,671	(702,156)	19,276,587
Provision for doubtful accounts of prepayments	47,645	(1,243,233)	1,196,563
Provision for credit loss of other current assets	50,587	7,061	(12,483)
Impairment of prepayments for licensed copyrights	—	2,664,622	—
Changes in fair value of short-term investments	(473,361)	(596,796)	(17,335)
Changes in fair value of warrant liabilities	—	(832)	(1,912)
Share of equity loss in one equity investee	86,405	9,214	—
Impairment of long-term investments	—	128,204	—
Changes in operating assets and liabilities:
Accounts receivable	(892,403)	5,818,395	1,197,088
Prepayments - third parties	274,045	1,064,623	6,859,021
Prepayments - a related party	212,817	3,012,482	(1,160,912)
Media deposits - third parties	434,822	532,336	(134,687)
Media deposits - a related party	—	101,682	1,243,870
Other current assets	117,898	(445,227)	1,745,634
Accounts payable	1,408,546	(6,324,955)	(2,442,824)
Advance from advertisers	(64,345)	114,874	(769,787)
Advertiser deposits	230,242	(437,091)	(313,009)
Income tax payable	12,747	—	—
Accrued expenses and other liabilities	77,937	(6,830)	(1,848,320)
Due to related parties	(8,356)	8,653	—
Operating lease liabilities	—	—	(378,689)
Net Cash (Used in) Provided by Operating Activities	(1,520,419)	2,259,466	1,601,481

Cash Flows from Investing Activities:
Purchases of property and equipment	(479,764)	(7,412)	(1,514,414)
Purchases of intangible assets	(5,805)	(22,696)	(13,463)
Proceeds from disposal of property and equipment	—	—	222,916
Purchases of short-term investments	(277,944)	(1,285,147)	(5,215,262)
Redemption of short-term investments	1,948,314	2,359,920	1,931,936
Purchase of long-term investments	—	(4,801,650)	(832,219)
Deposits made to a third party for future business combination	—	(2,554,539)	—
Loans made to a related part	—	(1,412)	—
Repayment of loans from related parties	1,390	—	1,642,724
Net Cash Provided by (Used in) Investing Activities	1,186,191	(6,312,936)	(3,777,782)

Cash Flows from Financing Activities:
Proceeds from bank borrowings	694,859	2,259,600	1,486,105
Repayment of bank borrowings	(2,223,550)	(1,412,250)	—
Repayment of borrowings to third parties	—	—	(1,456)
Payments of dividends to shareholders	—	—	(1,188,884)
Net Cash (Used in) Provided by Financing Activities	(1,528,691)	847,350	295,765

Effect of exchange rate changes on cash, cash equivalents and restricted cash	27,385	(156,895)	(323,238)

Net decrease in cash and cash equivalents	(1,835,534)	(3,363,015)	(2,203,774)
Cash and cash equivalents at beginning of year	3,316,062	6,679,077	8,882,851
Cash and cash equivalents at end of year	$1,480,528	$3,316,062	$6,679,077

Supplemental Cash Flow Information
Cash paid for interest expense	$69,234	$—	$—
Cash paid for income tax	$—	$—	$2,158

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$—	$–	$4,299

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability. Baosheng Group, through its subsidiaries in the PRC, is engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

The accompanying consolidated financial statements reflect the activities of Baosheng Group and each of the following entities:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Parent company:
Baosheng Group	December 4, 2018	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Baosheng Group
Baosheng Media Group Limited (“Baosheng BVI”)	December 14, 2018	British Virgin Islands	100	Investment holding
Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”)	January 7, 2019	Hong Kong	100	Investment holding
Beijing Baosheng Technology Company Limited (“Beijing Baosheng”)	October 17, 2014	PRC	100	Provision of online marketing channels
Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”)	August 30, 2016	PRC	100	Provision of online marketing channels
Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”)	May 15, 2018	PRC	100	Provision of online marketing channels
Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”)	January 2, 2020	PRC	100	Provision of online marketing channels
Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”)	March 21, 2021	PRC	100	Provision of online marketing channels
Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”)	April 2, 2022	PRC	100	Live streaming

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

1.ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

On March 6, 2023, the Company effected an increase in its authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each(the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Effective on September 29, 2023, the Company increased the authorized share capital of the Company from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each (the “2023 Share Capital Increase”). Immediately following the Increase in Share Capital, 2023 Share Consolidation, and the 2023 Share Capital Increase, the authorized share capital of the Company increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to Accounting Standards Codification (“ASC”) 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares were issued and outstanding as of December 31, 2024 and 2023, respectively.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit losses, valuation allowance for deferred tax assets, fair value of warrant liabilities, revenue recognition, and other provisions and contingencies.

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

Short-term investments

Short-term investments consist investments in trading securities.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trading securities are investments in publicly-listed equity securities through various open market transactions. During the year ended December 31, 2024, 2023 and 2022, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value. The Company made a gain of $473,361, $593,608 and $10,200 in investment in trading securities for the years ended December 31, 2024, 2023 and 2022, respectively.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable do not bear interest.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no material impact on the opening balance of allowance of expected credit loss as of January 1, 2023.

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

For the year ended December 31, 2024, the Company provided allowance for expected credit losses of $22,911,671 against accounts receivable. For the year ended December 31, 2023, the Company reversed allowance for expected credit losses of $702,156 against accounts receivable. For the year ended December 31, 2022, the Company provided allowance of $19,276,587 against accounts receivable.

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively, “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing, and generally short-term in nature, and they are reviewed periodically to determine whether their carrying value has become impaired.

For the years ended December 31, 2024 and 2022, the Company accrued allowances for doubtful accounts of $47,645 and $1,196,563 against prepayments, respectively. For the year ended December 31, 2023, the Company reversed allowances for doubtful accounts of $1,243,233 against prepayments.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively the “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfill the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts.

The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by media.

As of December 31, 2024 and 2023, the balances of media deposits were $265,784 and $713,938, respectively.

Property and equipment, net

Property and equipment primarily consist of property, leasehold improvements, office equipment, and electronic equipment, which are stated at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful life. The useful lives of property and equipment are as follows:

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-term investment

Long-term investments consist of the following types of investments.

Equity investment without readily determinable fair value measured at Measurement Alternative

The Company elects to record the equity investment in a privately held company, over which the Company had no control or significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Suh equity investment accounted for using the measurement alternative is subject to periodic impairment review. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity investment. For the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment loss of $nil, $128,204, and $nil, respectively, against the long-term investment.

Equity investment accounted for using the equity method

For the year ended December 31, 2023, the Company acquired one equity investment which was accounted for using equity method.

In accordance with ASC 323 “Investments - Equity Method and Joint Ventures”, the Company accounts for the investment using the equity method because the Company has significant influence but does not own a majority equity interest or otherwise have control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of loss and comprehensive loss, and its share of post-acquisition movements in accumulated other comprehensive income (loss) is recognized in other comprehensive income (loss). The Company records its share of the results of the equity investees on a one-quarter-in-arrears basis. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the year ended December 31, 2024 and 2023, the Company did not recognize impairment against investment in an equity investee.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2024, 2023 and 2022, no impairment was provided against property and equipment, or intangible assets.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertiser deposits

Advertiser deposits represent deposits made by advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement; (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of December 31, 2024 and 2023, the balances of advertiser deposits were $314,578 and $90,065, respectively.

Warrant liabilities

The Company evaluates the stock purchase warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of common stock warrant liability in the consolidated statement of loss and comprehensive loss.

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

The Company has advertising agency revenues from search engine marketing (‘SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third party publisher for a period of ad term. The Company provides advice and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there are no multiple performance obligations.

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

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case by case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are accounted for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the cost-per-click (“CPC”) and cost-per-acquisition (“CPA”) pricing models of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services. Under the cost-per-time (“CPT”) pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2024, 2023 and 2022, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

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

The following table identifies the disaggregation of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the Years Ended
	December 31,
	2024	2023	2022
Nature of Revenue:
Rebates and incentives offered by publishers	$402,462	$887,038	$1,930,188
Net fees from advertisers	221,625	34,796	484,910
Total	$624,087	$921,834	$2,415,098

Category of Revenue:
SEM services	$21,536	$559,307	$321,363
Non-SEM services	602,551	362,527	2,093,735
Total	$624,087	$921,834	$2,415,098

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of December 31, 2024 and 2023. As of December 31, 2023, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2024, 2023 and 2022, the Company had no dilutive shares.

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$”), and the accompanying consolidated financial statements have been expressed in US$. Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan, also known as Renminbi (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$” or “$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,
	2024	2023
Year-end spot rate	7.2993	7.0999

	For the Years Ended
	December 31,
	2024	2023	2022
Average rate	7.1957	7.0809	6.7290

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

As of December 31, 2024 and 2023, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2024 and 2023, $1,400,025 and $3,094,310 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of December 31, 2024, four advertisers accounted for 23.1%, 21.2%, 15.8% and 12.3% of accounts receivable, respectively. As of December 31, 2023, four advertisers accounted for 22.1%, 17.7%, 16.2% and 12.0% of accounts receivable, respectively.

For the year ended December 31, 2024, three publishers accounted for approximately 47.7%, 19.3% and 15.6% of the total revenue, respectively. For the year ended December 31, 2023, two publishers accounted for approximately 49.1% and 40.1% of the total revenue, respectively. For the year ended December 31, 2022, three publishers accounted for approximately 36.8%, 13.3% and 10.7% of the total revenue, respectively.

As of December 31, 2024 and 2023, one and one publisher accounted for 86.6% and 81.4% of the total accounts payable balance, respectively.

Recently issued accounting pronouncements

In December 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2024, the FASB issued ASU 2024-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2024, the FASB issued new accounting guidance, ASU 2024-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

3.GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $26,871,234, $1,845,170 and $23,738,837 for the years ended December 31, 2024, 2023 and 2022, respectively, and reported a cash inflow of $2,259,466 and $1,601,481 for the years ended December 31, 2023 and 2022, respectively, and a cash outflow of $1,520,419 for the year ended December 31, 2024. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2024, the Company had cash and cash equivalents of $1,480,528 and short-term investments of $1,326,241, compared to current liabilities of $6,424,204, of which advances from customers of $754,837 were not required to be settled in cash. Total current assets are sufficient to cover current liabilities expected to be paid during the year ending December 31, 2025. The Company also obtained a one-year bank borrowing during the year ended December 31, 2024. The Company expects to renew the bank borrowing upon its maturity in August 2025. The Company intends to meet its cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholders’ financial support. Given the factors mentioned above, the Company assesses current working capital to be sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on a going concern basis.

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

4.ACCOUNTS RECEIVABLE, NET

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net consist of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable	$29,375,358	$39,500,254
Less: Provision for doubtful accounts	(25,711,852)	(13,417,481)
Accounts receivable, net	$3,663,506	$26,082,773

The reversal of provision against accounts receivable was $702,156 for the year ended December 31, 2023. Provisions for doubtful accounts of accounts receivable were $22,911,671 and 19,276,587 for the year ended December 31, 2024 and 2022, respectively. Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,
	2024	2023
Balance at beginning of the year	$13,417,481	$17,681,792
Charge to expenses	22,911,671	—
Reversal of expenses	—	(702,156)
Writing off of accounts receivable	(10,068,481)	(3,067,433)
Foreign exchange loss	(548,819)	(494,722)
Balance at end of the year	$25,711,852	$13,417,481

5.PREPAYMENTS – THIRD PARTIES

Prepayments to third parties consist of the following:

	December 31,	December 31,
	2024	2023
Prepayments to third party medias	$1,228,357	$1,540,597
Less: Provision for doubtful accounts	(612,546)	(581,462)
	$615,811	$959,135

Provisions for doubtful accounts of prepayments were $47,645 and $1,196,563 for the years ended December 31, 2024 and 2022, respectively. Reversal of provisions for doubtful accounts of prepayments was $1,243,233 for the year ended December 31, 2023. Movement of allowance for doubtful prepayments was as follows:

	December 31,	December 31,
	2024	2023
Balance at beginning of the year	$581,462	$2,153,390
Charge to expenses	47,645	—
Reversal of expenses	—	(1,243,233)
Writing off of accounts receivable	—	(271,269)
Foreign exchange loss	(16,561)	(57,426)
Balance at end of the year	$612,546	$581,462

6.OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,	December 31,
	2024	2023
Recoverable value-added taxes	$2,221,520	$2,603,043
Others	427,080	235,508
Less: Provision for doubtful accounts	(56,552)	(6,678)
	$2,592,048	$2,831,873

For the years ended December 31, 2024 and 2023, provisions for doubtful accounts of other current assets were $50,587 and $7,061, respectively, among which the Company wrote off other current assets of $nil and $7,061. For the year ended December 31, 2022, the Company reversed provision for doubtful accounts of $12,483. Movement of allowance for doubtful accounts was as follows:

	December 31,	December 31,
	2024	2023
Balance at beginning of the year	$6,678	$6,874
Charge to expenses	50,587	7,061
Writing off of accounts receivable	—	(7,061)
Foreign exchange loss	(713)	(196)
Balance at end of the year	$56,552	$6,678

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,	December 31,
	2024	2023
Property	$1,627,658	$1,958,723
Leasehold improvement	468,708	477,349
Office equipment	138,800	147,734
Vehicles	137,779	141,649
Electronic equipment	105,151	129,162
Less: Accumulated depreciation	(760,608)	(798,193)
Balance at end of the year	$1,717,488	$2,056,424

Depreciation expense was $188,042, $228,806 and $211,213 for the years ended December 31, 2024, 2023 and 2022, respectively.

During the year ended December 31, 2024, the Company disposed of property, office equipment and electronic equipment, and recorded loss from disposal of property and equipment of $706,513. On the date of disposal, the cost and accumulated depreciation of property were $760,615 and $185,755, respectively. On the date of disposal, the cost and accumulated depreciation of electronic equipment were $18,122 and $17,007, respectively. On the date of disposal, the cost and accumulated depreciation of office equipment were $8,325 and $5,747, respectively.

During the year ended December 31, 2023, the Company disposed of office equipment and electronic equipment and recorded loss from disposal of property and equipment of $6,991. On the date of disposal, the cost and accumulated depreciation of electronic equipment were $9,638 and $3,052, respectively. On the date of disposal, the cost and accumulated depreciation of office equipment were $866 and $480, respectively.

During the year ended December 31, 2022, the Company disposed of electronic equipment at consideration of $222,916 and recorded loss from disposal of property and equipment of $1,275. On the date of disposal, the cost and accumulated depreciation of electronic equipment were $217,341 and $23,637, respectively.

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31,	December 31,
	2024	2023
Copyrights	$710,846	$730,810
Software	69,273	65,335
Less: Accumulated amortization	(538,907)	(394,596)
	$241,212	$401,549

Amortization expense was $157,323, $163,813 and $175,807 for the years ended December 31, 2024, 2023 and 2022, respectively.

9.DEPOSITS DUE FROM A THIRD PARTY

In November 2023, Baosheng Network and Nanjing Yunbei E-commerce Co., Ltd. entered into an Asset Merger Margin Custodian Agreement, pursuant to which the Company deposited RMB20,000,000, or $2,554,539, of a total RMB30,000,000 into a custodian account under the name of Nanjing Yunbei to support the Company’s future investment opportunities. Once fully funded with the remaining RMB10,000,000, the deposit would be held in the custody account for up to twelve months. Due to its ongoing legal proceeds as described in Note 17, the Company has paused its funding of the remaining RMB10,000,000 until such matters are resolved. The deposit is interest-free during the custody period. As of December 31, 2024 and 2023, the Company’s deposit was valued at $2,739,989 and $2,816,941, respectively, due from Nanjing Yunbei.

10.LONG-TERM INVESTMENTS

As of December 31, 2024 and 2023, long-term investments consisted of the following:

	December 31,	December 31,
	2024	2023
Equity investment without readily determinable fair value measured at Measurement Alternative (a)	$2,560,822	$2,632,742
Equity investment accounted for using the equity method (b)	4,015,866	4,216,222
Balance at end of the year	$6,576,688	$6,848,964

(a)	As of December 31, 2024 and 2023, the movement of the equity investment without readily determinable fair value measured at Measurement Alternative consisted of the following:

	December 31,	December 31,
	2024	2023
Opening balance	$2,632,742	$2,261,787
Investment in Beijing Qucheng Technology Co., Ltd. (“Qucheng”)	—	564,900
Impairment against investment in Qucheng	—	(128,204)
Foreign exchange adjustments	(71,920)	(65,741)
Ending balance	$2,560,822	$2,632,742

In January 2023, Beijing Baosheng closed an acquisition of 12% equity interest in Qucheng at cash consideration of RMB9,600,000, or $1,397,119. The Company made cash consideration of $564,900 and $832,219, respectively, in January 2023 and December 2022.

10.LONG-TERM INVESTMENTS (CONTINUED)

The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2024 and 2023, the Company did not identify orderly transactions for similar investments of the investees and the Company did not record upward or downward adjustments. As of December 31, 2023, the Company reviewed the financial position and financial performance of Qucheng and assessed that the Company’s share of fair value was below the investment as of December 31, 2023. For the year ended December 31, 2023, the Company provided impairment of $128,204 against investment in Qucheng. As of December 31, 2024, the Company did not identify indicators that the Company’s share of fair value was below the investment. For the year ended December 31, 2024, the Company did not provide impairment against investment in Qucheng.

In February 2021, the Company acquired 10% equity interest in Bejing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”) at cash consideration of RMB 10,000,000, or $1,550,195. The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2024 and 2023, the Company did not identify orderly transactions for similar investments, or impairment indicators of the investees, and the Company did not record upward or downward adjustments or impairment against the investment in Xinrong Fanxing.

(b)	As of December 31, 2024 and 2023, the movement of the equity investment accounted for using the equity method consisted of the following:

	December 31,	December 31,
	2024	2023
Opening balance	$4,216,222	$—
Investment in Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”)	—	4,236,750
Share of equity loss	(86,405)	(9,214)
Foreign exchange adjustments	(113,951)	(11,314)
Ending balance	$4,015,866	$4,216,222

In June 2023, Beijing Xunhuo closed acquisition of 42.85% equity interest in Shanxingzhe, at cash consideration of RMB30,000,000, or $4,236,750. In May 2023, Beijing Xunhuo fully paid the cash consideration.

Shanxingzhe is primarily engaged in investment in advertisement entities. The investment in Shanxingzhe is to diversify the Company’s advertising business. Beijing Xunhuo is able to exercise significant influence over Shanxingzhe and accounted for the equity investment using equity method. For the years ended December 31, 2024 and 2023, equity investment loss of $86,405 and $9,214 was recognized in the account of “other income, net” in the consolidated statements of loss and comprehensive loss. As of December 31, 2024 and 2023, the Company did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment in Shanxingzhe.

11.BANK BORROWINGS

	December 31,	December 31,
	2024	2023
Bank borrowings	$684,997	$2,253,553

In December 2023, Baosheng Network entered into a bank loan agreement with the Bank of Beijing, under which Baosheng Network borrowed a one-year loan of RMB10,000,000, or $1,449,846. The interest rate for the borrowing was fixed at 3.65% per annum. In December 2023, the borrowing was renewed for one year through December 2024. The Company fully repaid the borrowing on due date. The loan was guaranteed by two third parties, for whom the Company involved a third-party counter-guarantor. In addition, the Company pledged its properties with the counter guarantor. The guarantee and pledge were released with repayment of the borrowing.

In July 2023, Beijing Baosheng entered into a bank loan agreement with the Bank of Communication, under which Beijing Baosheng borrowed a one-year loan of RMB6,000,000, or $847,350. The interest rate for the borrowing was fixed at 3.55% per annum. The Company fully repaid the borrowing on due date. The loan is guaranteed by Mr. Gong Sheng, the Company’s managing director and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Gong Sheng and his spouse pledged their property with the counter guarantor. The guarantee and counter-guarantee were released with repayment of the borrowing.

In August 2024, Beijing Baosheng entered into a bank loan agreement with the Bank of Communication, under which Beijing Baosheng borrowed a one-year loan of RMB5,000,000, or $694,859. The interest rate for the borrowing was fixed at 3.0% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s director, and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor.

For the years ended December 31, 2024, 2023 and 2022, interest expense arising from the bank borrowings amounted to $69,234, $73,406, and $nil, respectively.

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

12.WARRANT LIABILITIES (CONTINUED)

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

As of December 31, 2024 and 2023, the Company had 112,610 of private placement warrants outstanding. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of loss. The change in the fair value of the warrant liabilities is summarized as follows:

Estimated fair value as of January 1, 2022	$2,744
Changes in estimated fair value	(1,912)
Estimated fair value as of December 31, 2022	832
Changes in estimated fair value	(832)
Estimated fair value as of December 31, 2023	—
Changes in estimated fair value	—
Estimated fair value as of December 31, 2024	$—

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

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of December 31,	As of December 31,	As of December 31,	As of March 18,
	2024	2023	2022	2021
Volatility	28.41%	28.63%	35.77%	31.26%
Stock price	3.48	3.61	5.16	126.34
Expected life of the warrants to convert	1.72	2.72	3.72	5.50
Risk free rate	4.25%	4.20%	4.17%	1.09%
Dividend yield	0.0%	0.0%	0.0%	0.0%

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

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng, Baosheng Technology, Baosheng Network and Beijing Xunhuo were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.Horgos Baosheng, Kashi Baosheng, and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ended on December 31, 2024 for Baosheng Technology. Kashi Baosheng was entitled to the five-year preferential income tax treatment for ended on December 31, 2022. Horgos Baosheng was entitled to the five-year preferential income tax treatment for ended on December 31, 2020.

Income tax expense consist of the following:

For the Years Ended
December 31,
	2024	2023	2022
Current income tax expense	$—	$—	$—
Deferred income tax expense	—	—	—
Income tax expense	$—	$—	$—

13.INCOME TAXES (CONTINUED)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended
	December 31,
	2024	2023	2022
PRC statutory income tax rate	25%	25%	25%
Impact of different income tax rates in other jurisdictions	(2.2)%	(4.7)%	(0.8)%
Effect of preferential tax rate(a)	(16.4)%	(20.2)%	(18.0)%
Effect of non-deductible expenses	(0.2)%	(1.9)%	(0.2)%
Effect of change in valuation allowance	(6.2)%	1.8%	(6.0)%
Effective tax rate	0.0%	0.0%	0.0%
(a)	The Company’s subsidiaries, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a favorable tax rate of 0%. For the years ended December 31, 2024, 2023 and 2022, no tax saving resulted from the favorable tax rate.

Deferred tax assets as of December 31, 2024 and 2023 consist of the following:

	December 31,	December 31,
	2024	2023
Net operating losses carryforwards	$4,448,794	$2,903,728
Allowance for doubtful accounts of accounts receivable	63,357	193,032
Allowance for doubtful accounts of prepayments	15,605	3,971
Allowance for doubtful accounts of other current assets	11,381	1,668
Less: Allowance on deferred tax assets	(4,539,137)	(3,102,399)
	$—	$—

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

As of December 31, 2024 and 2023, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $4,539,137 and $3,102,399, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

14.EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Years Ended
	December 31,
	2024	2023	2022
Net Loss	$(26,871,234)	$(1,845,170)	$(23,738,837)

Weighted average number of ordinary share outstanding
Basic and Diluted*	1,534,487	1,534,487	1,534,487

Loss per share
Basic and Diluted*	$(17.51)	$(1.20)	$(15.47)

For the years ended December 31, 2024, 2023 and 2022, the Company had no dilutive shares.

15.EQUITY

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

As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares of ordinary shares were issued and outstanding as of December 31, 2024 and 2023, respectively.

15.EQUITY (CONTINUED)

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

As of December 31, 2024 and 2023, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133 and $898,133, respectively. As of December 31, 2024 and 2023, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

16.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group, which indirectly hold a 6.8% equity interest in the Company
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

2)Transactions with related parties

	For the Years Ended
	December 31,
	2024	2023	2022
Services purchased from related parties
Horgos Zhijiantiancheng	$—	$161,264	$4,464,919
	$—	$161,264	$4,464,919

3)Balances with related parties

As of December 31, 2024 and 2023, the balances due from related parties were as follows:

	December 31,	December 31,
	2024	2023
Due from related parties
Anruitai Investment Limited	$28,667	$28,667
Others	—	1,408
	$28,667	$30,075

16.RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

As of December 31, 2024 and 2023, the balances due to related parties were as follows:

	December 31,	December 31,
	2024	2023
Other payable
Wenxiu Zhong	$3,566	$3,546
Others	—	8,630
	$3,566	$12,176

17.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On April 10, 2024, Orient Plus International Limited (the “Petitioner”) filed with the Grand Court of the Cayman Islands a winding up petition (“Petition”), seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company has acted unfairly and/or oppressively towards the Petitioner, the other investors and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. By a summons dated July 10, 2024, the Company applied for an order striking out the Petition, which was heard by the court on October 17, 2024. The court dismissed the summons on October 30, 2024. The legal proceedings are currently ongoing. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York, alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. On May 22, 2024, the Company filed a motion to dismiss, which was subsequently dismissed by the court without prejudice to refile after the Plaintiffs sought leave to file a third amended complaint on July 16, 2024. The Plaintiffs filed the third amended complaint on November 1, 2024 with the court’s approval. On December 20, 2024, the Company filed a motion to dismiss the third amended complaint. In response to the Plaintiffs’ opposition to the Company’s motion to dismiss, filed on February 7, 2025, the Company submitted its reply brief on March 7, 2025 in further support of its motion to dismiss. As of the date of this annual report, there are no scheduled court dates. All parties are now waiting for the court to issue a decision on the motion to dismiss. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd. (“Shenzhen Pusi”), as the complainant, and Baosheng Network as the defendant. In this case, Shenzhen Pusi sought recovery of outstanding service fee RMB160,964.7 (approximately $23,291.59) and related liquidated damages from Baosheng Network and other expenses (e.g., attorney’s fee, court expense and property reservation fee). The court made a ruling in favor of the complainant. Baosheng Network appealed to Shenzhen Intermediate People’s Court against the trial court’s judgement. The appellate court made a final ruling on April 29, 2024, affirming the trial court’s judgement. Following Shenzhen Pusi’s application, a bank account of Baosheng Network with the amount of RMB171,477.98 (US$24,152.17) in the account was reserved by the court on July 2, 2023. Baosheng Network has paid the service fee and related liquidated damages.

As of this annual report, there are no other legal proceedings, claims, or disputes that might cause the Company to be subject to loss contingencies.

18.SUBSEQUENT EVENTS

On March 4, 2025, the Company, through Baosheng HK, set up Beijing Zhiding Baosheng Network Technology Co. Ltd., a wholly owned subsidiary in the PRC. The subsidiary is expected to be engaged in rendering network services.

Other than the above, these consolidated financial statements were approved by management and available for issuance on April 29, 2025, and the Company has evaluated subsequent events through this date.

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$73,436	$96,182
Due from related parties	57,661	57,661
Other current assets	193,422	1,251
Total Current Assets	324,519	155,094

Investments in subsidiaries	—	4,411,762
Amounts due from subsidiaries	34,909,475	37,806,599
Total Assets	$35,233,994	$42,373,455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accrued expenses and other liabilities	361,961	13,344
Deficits in investments in subsidiaries	20,048,275	—
Total Liabilities	20,410,236	13,344

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2024 and 2023, respectively)	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Retained earnings	(22,560,644)	4,310,590
Accumulated other comprehensive loss	(4,194,747)	(3,529,628)
Total Shareholders’ Equity	14,823,758	42,360,111

Total Liabilities and Shareholders’ Equity	$35,233,994	$42,373,455

19.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY (CONTINUED)

Condensed statements of comprehensive loss

	For the Years Ended
	December 31,
	2024	2023	2022
Operating Expenses
General and administrative expenses	$(2,414,929)	$(736,646)	(769,017)

Loss from Operations	(2,414,929)	(736,646)	(769,017)

Equity in loss of subsidiaries	$(24,457,809)	$(1,110,118)	$(22,990,360)
Interest income	1,504	771	837
Changes in fair value of warrant liabilities	—	823	19,703
Net Loss Before Income Taxes	$(26,871,234)	$(1,845,170)	$(23,738,837)

Income tax expense	—	—	—

Net Loss	$(26,871,234)	$(1,845,170)	$(23,738,837)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(665,119)	(1,231,344)	(4,885,827)
Comprehensive Loss	$(27,536,353)	$(3,076,514)	$(28,624,664)

Condensed statements of cash flows

	For the Years Ended
	December 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net Cash Used in Operating Activities	$(2,257,594)	$(755,736)	$(706,913)

Cash Flows from Investing Activities:
Loans made to subsidiaries	—	—	(500,000)
Collection of loans from subsidiaries	—	503,854	—
Net Cash Provided by (Used in) Investing Activities	—	503,854	(500,000)

Cash Flows from Financing Activities:
Borrowings from subsidiaries	2,895,600	—	—
Net Cash Provided by Financing Activities	2,895,600	—	—

Effect of exchange rate changes on cash and cash equivalents	(660,752)	(30,923)	(21,907)

Net (decrease) increase in cash and cash equivalents	(22,746)	(282,805)	(1,228,820)
Cash and cash equivalents at beginning of year	96,182	378,987	1,607,807
Cash and cash equivalents at end of year	$73,436	$96,182	$378,987