Form 20-F
period 2025-12-31
Baosheng Media Group Holdings Ltd
filed 2026-04-30
CIK 1811216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China +86- 010-82088021
(Address of Principal Executive Offices)

Lina Jiang, Chief Executive Officer East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China +86-010-82088021
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

An aggregate of 1,534,487 ordinary shares, par value $0.0096 per share (“Ordinary Shares”), as of December 31, 2025.

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

“We,” “us,” “our,” or the “Company” are to Baosheng Media Group Holdings Limited, a Cayman Islands exempted company with limited liability, and its subsidiaries, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

Conventions that apply to this annual report

●	“An Rui Tai BVI” are to AnRuiTai Investment Limited, a BVI (as defined below) business company incorporated in the BVI with limited liability in November 2018, owned as to 90% by Ms. Wenxiu Zhong and 10% by Mr. Sheng Gong;

●	“Beijing Baosheng” are to Beijing Baosheng Technology Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng BVI” are to Baosheng Media Group Limited, a BVI business company incorporated with limited liability under the laws of the BVI and a direct wholly-owned subsidiary of Baosheng Group;

●	“Baosheng Group” are to Baosheng Media Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Baosheng Hong Kong” are to Baosheng BVI’s wholly owned subsidiary, Baosheng Media Group (Hong Kong) Holdings Limited, a Hong Kong company with limited liability;

●	“Baosheng Network” are to Beijing Baosheng Network Technology Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“Baosheng Technology” are to Baosheng Technology (Horgos) Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng (as defined below);

●	“Beijing Xunhuo” are to Beijing Xunhuo E-commerce Co., Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Network;

●	“Beijing Zhiding” are to Beijing Zhiding Baosheng Network Technology Co. Ltd., a limited liability company established in the PRC and a direct wholly-owned subsidiary of Baosheng Hong Kong;

●	“BVI” are to the British Virgin Islands;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“CYY Holdings” are to CYY Holdings Limited, a business company formed in the BVI with limited liability in November 2013 and is wholly owned by Mr. Yick Yan Chan;

●	“Horgos Baosheng” are to Horgos Baosheng Advertising Company Limited, a limited liability company established in the PRC and a direct wholly-owned subsidiary of Beijing Baosheng;

●	“PBCY Investment” are to PBCY Investment Limited, a business company incorporated in the BVI with limited liability in November 2018, and is owned as to 86.35% by Pubang Landscape (as defined below) through Pubang Hong Kong (as defined below) and 13.65% by Mr. Yick Yan Chan through CYY Holdings;

●	“Pubang Hong Kong” represents Pubang Landscape Architecture (HK) Co., Ltd., a company formed in Hong Kong with limited liability in September 2013 and is a direct wholly owned subsidiary of Pubang Landscape.

●	“Pubang Landscape” represents Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability on July 19, 1995, whose shares are listed on the Shenzhen Stock Exchange (stock code: 002663.SZ), and is a financial investor of our Company and one of our pre-IPO investors.

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0096 per share;

●	“we,” “us,” or the “Company” are to one or more of Baosheng Group, and its subsidiaries, as the case may be.

Glossary of Technical Terms

●	“ad inventory” are to the space available to advertisers on digital platforms in the online marketing industry;

●	“ad” are to an advertisement;

●	“audiences” are to the recipients of information (including advertisements);

●	“authorized agency status” are to the qualification to serve as a designated agency for the media in identifying and procuring advertisers to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment. See “Item 4. Information on the Company — B. Business Overview” in this annual report for more information on our authorized agency status with media.

●	“feed” are to an internet service in which updates from electronic information sources are presented in a continuous stream;

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The advertising service industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Risks Related to our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We are involved in legal proceedings and related disputes, and an adverse outcome—or the costs, diversion of management time, and reputational impact of defending these matters—could materially adversely affect us

●	Legal expenses incurred in litigation increase our operational costs and adversely affect our cash flow.

●	Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

●	If we fail to maintain our relationships with our business stakeholders, mainly advertisers and media, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Failure to appropriately evaluate the credit profile of our advertisers or effectively manage our credit risk associated with credit terms granted to our advertisers and/or delay in settlement of accounts receivable from our advertisers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

●	If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Doing Business in China

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

●	Uncertainties regarding interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

●	Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

●	The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

●	We cannot assure you that we will declare and distribute any dividends in the future.

Risks Related to Our Business and Industry

We are involved in legal proceedings and related disputes, and an adverse outcome—or the costs, diversion of management time, and reputational impact of defending these matters—could materially adversely affect us.

As described under “Item 8.A. Legal Proceedings” of this annual report, we and/or certain of our directors are parties to legal proceedings in the PRC, the United States and the Cayman Islands, including claims and petitions that allege, among other things, mismanagement and disclosure-related violations, and a winding-up petition in the Cayman Islands. These matters are at varying stages and may continue for an extended period of time, and we cannot predict their outcome.

Regardless of the merits of these proceedings, litigation and related disputes can be costly, time-consuming, and disruptive to our business. We have incurred substantial legal fees, expert and advisory costs, and other expenses, and these proceedings have diverted the attention of our management and key personnel from operating our business and executing our strategy. They may also result in adverse publicity and reputational harm, which could negatively affect our relationships with investors, customers, business partners and other stakeholders, and could contribute to volatility or a decline in the market price of our securities.

In addition, these proceedings could result in, among other things, monetary damages, settlement payments, injunctive or other equitable relief, or other remedies that could be significant. The Cayman Islands proceeding, if determined adversely, could also result in relief that could materially disrupt our operations, including an order to wind up the Company and the appointment of a liquidator. Any such outcome could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Furthermore, these matters may increase our costs of directors’ and officers’ liability insurance, reduce the availability of coverage on acceptable terms, and make it more difficult to attract and retain qualified directors, officers and employees. Even if we ultimately prevail, the expense, management distraction and reputational impact associated with these proceedings could be substantial and could materially adversely affect us.

Legal expenses incurred in litigation increase our operational costs and adversely affect our cash flow.

As a result of ongoing litigation in which we are involved in mainland China, the Cayman Islands and the United States, we have incurred substantial legal fees and expenses. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.” These legal expenses have increased the our operating costs and have reduced the capital available for our other business activities. Adequate cash flow is critical to the our ability to operate and to support our short-term and long-term business growth strategies, including, particularly, the prepayment for client services and fulfilment of our payment obligations to suppliers in the online marketing business. For example, constraints on our available resources have adversely affected our ability to support customer advertising campaigns, and we have lost certain customers that previously placed advertisements on major media platforms. If the Company’s cash flow is insufficient going forward, it may not be able to meet these payment obligations, which could result in additional loss of customers and key suppliers, and materially adversely affect the Company’s business, financial condition and results of operations.

Cutbacks on advertising budgets by advertisers, changes in rebate and incentive policies by the media, failure to maintain and grow our advertiser base and secure emerging media resources could all materially and adversely affect our business and financial condition.

We derive our revenue (i) from rebates and incentives offered by media (or their authorized agencies, collectively “publishers”) for procuring advertisers to place advertisements with them, which are usually calculated with reference to the advertising spend of our advertisers and are closely correlated to our gross billing from advertisers, netting of rebates to advertisers (if any); and (ii) from net fees from advertisers, which are essentially the fees we charge our advertisers (i.e. gross billing), net of the media costs and other costs of procuring advertising services we incurred on their behalf. Accordingly, our revenue base and our profitability are very much driven by our gross billing with our advertisers, and the relevant media’s rebate policies which determine, among other things, the rates of rebates we receive from media (or their authorized agencies).

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

Relationship with our advertisers

Our advertiser base is comprised of direct advertisers, as well as third-party advertising agencies which place advertisements for their advertiser clients through us. The number of advertisers we served increased from 285 in 2023 to 528 in 2024, and further increased to 714 in 2025.

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

In particular, we act as authorized agency for some popular online media, such as Super Huichuan (超级汇川), to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. As media’s authorized agency, our relationships with the media are mainly governed by agency agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agency agreements typically have a term of one year and are subject to renewal upon expiry. The commercial terms under the agency agreements are subject to renegotiation when they are renewed. Besides, media usually retain the right to terminate the authorized agency relationship based on business needs at their discretion.

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

Our gross accounts receivable decreased from $39.5 million as of December 31, 2023 to $29.4 million as of December 31, 2024, and further decreased to $4.7 million as of December 31, 2025. As of December 31, 2025 and 2024, accounts receivable outstanding for over six months were $0.4 million and $26.9 million, representing approximately 7.7% and 91.5% of our gross accounts receivable, respectively. As of December 31, 2025 and 2024, we had allowance for expected credit losses of $0.1 million and $25.7 million against our gross outstanding accounts receivable, respectively. As of December 31, 2025 and 2024, we also wrote off accounts receivable of $27.1 million and $10.1 million, respectively.

The increase in the accounts receivable aging over the fiscal year as of December 31, 2025 was mainly because of increase in aged balance of accounts receivable. We attributed our decrease in our gross accounts receivable during the fiscal year ended December 31, 2025 to writing off accounts receivable as a result of remote collection. See also “— Risks Related to Our Business and Industry — If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.”

Regardless, given our “agency-based” business model and that we earn our revenue on a net basis but have accounts receivable from advertisers based on our gross billing, we are particularly sensitive and susceptible to credit risk. Our gross accounts receivable as of December 31, 2025 and 2024 represented 24.1% and 246.6% of our gross billing, respectively, and gross accounts receivable outstanding over six months represented 1.9% and 225.7% of our gross billing, respectively. While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our advertisers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in material and adverse impact on our business operations, results of operations and financial condition.

If our advertisers delay in settlement of our accounts receivable or if we are unable to issue invoices to our advertisers on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

As of December 31, 2025 and 2024, our gross accounts receivable amounted to $4.7 million and $29.4 million, respectively. Our business operations and cash flow are subject to the risk of delay in payment from our advertisers. Our advertisers’ settlement day will generally be affected by their internal policies. Our efforts in strengthening our accounts receivable collection and management may be in vain, and we cannot assure you that we will be able to fully recover the outstanding amounts due from our advertisers, if at all, or that our advertisers will settle the amounts in a timely manner. As a result, our business, financial condition and results of operations may be materially and adversely affected.

As we continue to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities.

We reported net cash used in operating activities of $2.3 million, $1.5 million and $2.3 million, respectively, for the fiscal years 2025, 2024 and 2023. During the fiscal years ended December 31, 2025, 2024 and 2023, certain media we procured for our advertisers required prepayment or offer relatively short credit periods to us. While we have used reasonable endeavor to align credit terms granted to us in connection with a particular media when we offered credit terms to advertisers using the relevant media, in cases where we engaged in cross-selling of ad inventories or services of different media to our existing advertisers, we usually aligned the credit terms we offer to such advertisers to the most favorable terms offered to us among the media used. Moreover, we may offer more competitive terms to selected advertisers of established business relationship with us or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to us or at all. In addition, during the fiscal years ended December 31, 2025, 2024 and 2023, we were required by certain media (or their authorized agencies) to place deposits as performance security, among other things of a similar nature, and we may elect to pay deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns. We consider the above practices to be generally in line with industry practice and competitive landscape, and we expect these practices to continue in the foreseeable future.

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

Certain customers contributed to a significant percentage of our total revenue during the fiscal years 2025, 2024 and 2023, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

In 2025, our top five customers were Shenzhen Oriental Modern Information Technology Co., Ltd., Beijing Dajia Network Information Technology Co., Ltd., Ctrip Network Technology (Shanghai) Co., Ltd., Guazi Automobile Service (Tianjin) Co., Ltd., and Beijing Quna Software Technology Co., Ltd., representing 43.0%, 19.3%, 16.6%, 2.8% and 2.2% of our total revenue, respectively.

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

Our top five customers during the fiscal years 2025, 2024 and 2023 include search engine operators, short-video platform operators, and advertising agencies who place ads for their advertiser clients through us. The identities of our customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and publishers (or their authorized agencies). See “Item 4. Information on the Company - B. Business Overview - Customers.” For the fiscal year ended December 31, 2025, three customers, accounted for more than 10% of our total revenue, representing approximately 43.0% 19.3% and 16.6% of our total revenue, respectively. For the fiscal year ended December 31, 2024, three customers accounted for more than 10% of our total revenue, representing approximately 47.7%, 19.3% and 15.6% of our total revenue, respectively. For the fiscal year ended December 31, 2023, two customers accounted for more than 10% of our total revenue, representing approximately 47.7% and 12.2% of our total revenue, respectively.

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

Our capability to plan and optimize advertising campaigns are partly dependent on the availability of data generated by the media concerned based on the ad interaction behavior between such media and their end users. Our access to such data from media is limited by the relevant media’s data policies. Typically, we can only access data that are made available by the media to us or their authorized agencies on their back-end platforms. In addition, there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or us relating to internet privacy and data collection. As of the date of this annual report, our business operations are in material compliance with the relevant laws and regulations on data protection and privacy, including the Cyber Security Law of the People’s Republic of China (《中华人民共和国网络安全法（2025修正）》), as most recently amended by the Standing Committee of the National People’s Congress on October 28, 2025 and became effective on January 1, 2026. Due to the recent development of laws and regulations on data protection and privacy and evolving interpretation of competent authorities, media and online advertising service providers will be subject to more stringent requirements on data sharing with third parties, which may limit our ability to obtain data from them. Therefore, we cannot assure you that we will be in full compliance with all applicable laws and regulations on data protection and privacy in the future. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations relating to Information Security and Privacy Protection.”

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

Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our protective measures may not be effective and our information technology may still be vulnerable to attacks. In the event of such attacks, the costs to eliminate or address the foregoing security threats and vulnerability before or after a cyber-incident could potentially be significant. Our remediation efforts may not be successful and could result in interruptions or delays of services. As threats related to cyber-attacks develop and grow, we may also find it necessary to take further steps to protect our data and infrastructure, which could be costly and therefore impact our results of operations. In the event that we are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be interrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our systems. The number and complexity of these threats continue to increase over time. Although we inspect our systems on a regular basis to prevent these events from occurring, the possibility of these events occurring cannot be eliminated entirely.

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

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Our independent registered public accounting firm didn’t undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

The economic downturn caused by the COVID-19 pandemic has adversely affected the Company’s ability to collect accounts receivable from its customers. As a result, in 2025, the Company recorded a full provision for bad debt related to these uncollected receivables. While COVID-19 no longer directly impacts our operations in 2025, the resulting increase in bad debt may affect the Company’s income statement. There can be no assurance that similar economic disruptions or delays in receivables collection will not occur in the future, which could negatively impact the Company’s financial condition and results of operations.

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

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. However, if we decide to conduct offerings in the future, we will be required to complete filings under the Overseas Listings Rules with the CSRC. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CSRC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Recent greater oversight by the Cyberspace Administration of China, or the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

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

On September 24, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, (《网络数据安全管理条例》). The Regulations provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes the personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

As advised by our PRC counsel, Beijing Dacheng, based on our aforementioned business operation, we are not a CIIO nor an internet platform operator as mentioned above. However, it remains unclear on how the relevant laws and regulations will be interpreted, amended and implemented by the relevant PRC governmental authorities. If the implementation of the Cybersecurity Review Measures (2021 version), the Measures for the Security Assessment of Outbound Data Transfer, and/or the Regulation on Network Data Security Management mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all.

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

There is little guidance and practical experience regarding the application of SAT Notice 7 and SAT Notice 37 and the related SAT notices. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. As a result, we may become at risk of being taxed under SAT Notice 7 and SAT Notice 37 and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Notice 37 or to establish that we should not be taxed under SAT Notice 7 and SAT Notice 37, which could have a material adverse effect on our financial condition and results of operations.

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

We are incorporated in the Cayman Islands and conduct our operations in China through our subsidiaries. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside in China, including our chief executive officer and chairperson of the board, Lina Jiang, our chief financial officer, Chenfang Zhai, and our directors, Sheng Gong, Jianhua Cheng, Tao Liu, and Changhong Jiang. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our current auditor, GGF CPA LTD (“GGF”), (fka Guangzhou Good Faith CPA LTD), the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as a firm registered with the PCAOB (PCAOB ID:2729), is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. GGF, whose audit report is included in this report, is headquartered in Guangzhou, China. While our auditor is based in the PRC and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

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

We have never declared or paid any cash dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As a result, you may have to rely on a sale of our ordinary shares after price appreciation, if any, as the only way to realize a return on your investment.

Subject to any rights and restrictions for the time being attached to any shares, our directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of our Company lawfully available therefor. Our shareholders may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our directors. Under our amended and restated articles of association, our directors have the power to pay interim dividends but only if they are justified by the position of our Company. The decision to pay dividends will be reviewed in light of the factors such as the results of operations, financial condition and position, and other factors deemed relevant. Any distributable profits that are not distributed in any given year may be retained and available for distribution in subsequent years. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. There can be no assurance that we will be able to declare or distribute any dividend. Our future declarations of dividends will be at the absolute discretion of our board of directors. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years until December 31, 2026, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; provided that, effective March 18, 2026, our directors and officers will be subject to the insider reporting requirements of Section 16(a) of the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements, if we lose our foreign private issuer status.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow two or more of our shareholders holding shares representing in aggregate not less than one-third (1/3) of our voting share capital in issue, to requisition a general meeting of our shareholders. Advance notice of at least seven clear days is required for any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third (1/3) of all votes attaching to all issued and outstanding shares that carry the right to vote at a general meeting of the Company.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an offshore holding company incorporated in the Cayman Islands and we are not a Chinese operating company. As a holding company with no operations of our own, our operations are conducted in China through our wholly owned PRC subsidiaries, Beijing Baosheng and its subsidiaries, Baosheng Network and its subsidiary, and Beijing Zhiding. Holders of our Ordinary Shares will not directly hold any equity interests in our operating subsidiaries. This structure involves unique risks to investors. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.

We initially conducted our business through Beijing Baosheng, a PRC company formed on October 17, 2014.

With the growth of our business, Horgos Baosheng was formed as a limited liability company in the PRC on August 30, 2016, and Kashi Baosheng was formed as a limited liability company in the PRC on May 15, 2018. Baosheng Technology was formed as a limited liability company in the PRC on January 2, 2020. As of the date of this annual report, Horgos Baosheng and Baosheng Technology are wholly owned and controlled by Beijing Baosheng.

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

On March 22, 2021, Baosheng Hong Kong established a wholly-owned subsidiary, Baosheng Network, a limited liability company in the PRC. On April 2, 2022, Baosheng Network set up a wholly owned subsidiary, Beijing Xunhuo, a limited liability company in the PRC, which is primarily engaged in providing advertising optimization services to customers. In particular, Beijing Xunhuo works with customers prior to the placement of advertisements to optimize and upgrade the products and related advertising materials to be promoted on media platforms, with the goal of improving advertising exposure and helping customers achieve their desired advertising performance.

On February 8, 2021, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “BAOS.” On March 3, 2021, the underwriters of our initial public offering exercised in full the over-allotment option. We raised approximately US$30.2 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

On March 4, 2025, Baosheng Hong Kong established a wholly-owned subsidiary, Beijing Zhiding Baosheng Network Technology Co. Ltd., a limited liability company in the PRC, to provide information consulting services and marketing planning services.

On April 24, 2025, Beijing Zhiding Baosheng Network Technology Co. Ltd. established a wholly-owned subsidiary, Yuansheng Meiyan Healthcare Service (Hainan) Co., Ltd., a limited liability company in the PRC, to provide information consulting services and marketing planning services.

In May 2025, Kashi Baosheng was dissolved.

On July 18, 2025, Beijing Xunhuo entered into a Sale and Purchase Agreement (“Sale and Purchase Agreement”) with Beijing Mr. Mo Technology Co., Ltd. (the “Buyer”), pursuant to which Beijing Xunhuo agreed to sell, and the Buyer agreed to purchase, certain real property owned by Beijing Xunhuo and located at Building 8, Yard 30, Shixing Street, Shijingshan District, Beijing, China (the “Property”). The Property has a total gross floor area of 758.83 square meters and was independently appraised at RMB 7,053,324.85 on July 4, 2025, by Beijing Hongyang Shiye Asset Appraisal Firm. The total sale price (the “Sale Price”) for the Property was RMB 7,102,827.56 (approximately US$989,583), of which RMB 5,600,000 is paid in cash. The remaining RMB 1,502,827.56 of the Sale Price will be offset against lease payments under a three-year sale-and-leaseback arrangement. Under this arrangement, Beijing Xunhuo will lease back 479.83 square meters of the Property for a term of three years, at a rental rate of RMB 2.9 per square meter per day, which equals the deferred amount of RMB 1,502,827.56 over the lease term.

On April 4, 2026, Beijing Xunhuo, Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd. (the “Purchaser”), and Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”) entered into a Partnership Interest Transfer Agreement (the “Transfer Agreement”), pursuant to which Beijing Xunhuo agreed to sell, assign, and transfer its 42.8571% partnership interest in Shanxingzhe to the Purchaser for cash consideration of RMB15,000,000 (approximately US$2,179,408.94). The transferred partnership interest corresponds to Beijing Xunhuo’s subscribed capital contribution of RMB 30,000,000 in Shanxingzhe. According to an independent appraisal report issued by Beijing Zhengtong Huirong Asset Appraisal Co., Ltd. on March 30, 2026, the appraised value of the transferred partnership interest was RMB 15,160,402.31.

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

B. Business Overview

We are an online marketing solution provider based in China. We are dedicated to helping our advertiser clients manage their online marketing activities with a view to achieving their business goals. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. At the same time, as the authorized agency of some popular online media, such as Super Huichuan (超级汇川), we help online media procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

Relying on our management’s extensive industry experience, deep industry insights and well-established network of media resources, we have grown rapidly from a start-up online marketing agency founded in 2014 to a multi-channel online marketing solution provider.

We help advertisers formulate their online advertising strategies, optimize their ads and run their ads on suitable online advertising channels with a view to achieving their business goals. We have built a broad and diverse advertiser base across various industries, including ecommerce and online service platforms, online education, online travel agencies, financial services, online gaming, car services and other advertising agencies. We believe our ability to attract and retain these advertisers reflects the high level of our services, which is essential to our business growth.

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

Our gross billing decreased from $18.8 million in 2023 to $12.1 million in 2024, representing a decrease of 35.6%, and increased to $18.4 million in 2025. In the meantime, the media costs decreased from $17.8 million in 2023 to $11.5 million in 2024, and increased to $17.8 million in 2025, representing a decrease of 35.8% and an increase of 55.2%, respectively. Our revenue on a net basis (i.e. difference between gross billing and media costs) has decreased, in tandem our advertiser base and their advertising spend, from $0.9 million in 2023 to $0.6 million in 2024 and $0.6 million in 2025, representing a decrease of 32.3% and a decrease of 8.8%, respectively.

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

Advertisers

Through our PRC subsidiaries, we have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online education, online travel agencies, financial services, online gaming, car services, and advertising agencies, among others.

The number of advertisers we served were 714, 528, and 285 for the years ended December 31, 2025, 2024 and 2023, respectively. Our gross billing were $18.4 million, $12.1 million, and $18.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our top five advertisers contributed to 83.4%, 85.0%, 54.2% of our total gross billing in the fiscal years 2025, 2024 and 2023, respectively.

The table below sets out the breakdown of our gross billing by industries of our advertisers:

	Gross billing for the years ended December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
E-commerce & online service platforms	$13,024,541	71.0%	$4,158,767	34.4%	$3,667,880	19.5%
Online education	44,918	0.2%	160,293	1.3%	2,712,961	14.5%
Online travel agencies	3,493,226	19.0%	3,604,735	29.8%	1,649,663	8.8%
Financial services	95,640	0.5%	78,401	0.6%	108,299	0.6%
Online gaming	—	—	2,117,896	17.5%	4,226,350	22.5%
Car services	645,644	3.5%	915,523	7.6%	610,969	3.3%
Third-party advertising agencies	747,184	4.1%	887,065	7.3%	3,145,393	16.8%
Others	300,300	1.7%	159,488	1.5%	2,648,522	14.0%
Total	$18,351,453	100%	$12,082,168	100%	$18,770,037	100%

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

We act as the authorized agency for a number of media during the fiscal years 2025, 2024 and 2023, and will endeavor to secure new authorized agency status with media in the future. With our authorized agency status, we can offer our advertisers with direct access for placements of ads.

Set forth below is a summary of the media for which we have secured authorized agency status during the fiscal years 2025, 2024 and 2023, and up to the date of this annual report, and which we consider to be significant to our business operations:

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

From January 2017 to December 2026
Hubei Today’s Headline Technology Co., Ltd. (湖北今日头条科技有限公司)	Operator of one of the leading news portal apps and short-video apps in China	In-feed ads on various content distribution channels, including one of the most popular news portals and short-video apps in China.	January 2019 to December 2024

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

As a result of the foregoing, we had four, three and three overlapping advertisers and media (which were mostly third-party advertising agencies) that we both procured ad inventory from and facilitated sales of ad inventory to in the fiscal years 2025, 2024 and 2023, respectively. The table below summarizes the aggregate gross billing and media cost attributable to such overlapping advertisers and media (or their authorized agencies) in the fiscal years 2025, 2024 and 2023.

	For the years ended December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Gross billing (as our advertisers)	$97,160	0.5%	$74,191	0.6%	$2,222	0.01%
Media costs (as our media or media agency)	$30,328	0.2%	$50,862	0.4%	$6,698	0.01%

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

The following table sets forth a breakdown of our revenues during the fiscal years 2025, 2024 and 2023 by revenue model:

	For the years ended December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Rebates and incentives earned from publishers	$488,692	85.9%	$402,462	64.5%	$887,038	96.2%
Net fees earned from advertisers	$80,301	14.1%	221,625	35.5%	34,796	3.8%
Total	$568,993	100.0%	$624,087	100.0%	$921,834	100.0%

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

Set forth below are some of the more typical structures of rebates and incentives that media (or their authorized agencies) offered to us during the fiscal years 2025, 2024 and 2023:

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

*Note:

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

For our SEM services, we are generally granted credit periods of up to 105 days by media (or their authorized agencies) for settlement of payments on acquisition of ad inventory on behalf of our advertisers. For our non-SEM services, given the variety of types and nature of media and service providers involved, credit terms granted to us by these media (or other advertising service providers) for settlement of payments on acquisition of advertising services and ad inventory are more diverse, which may range from prepayments to 180 days. For our non-SEM services, the most common credit terms granted to us by media for our in-feed ad services are 0 to 105 days, and media for our mobile app ad services and social media ad services typically require prepayments.

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

We have access to various in-feed advertising channels either directly with the media or with their authorized agencies. These channels include short-video sharing platforms such as ByteDance, and various news portal and social media platforms.

The cost model for in-feed ads is mostly CPC and CPM.

Mobile app ads

Mobile app ads generally refer to ads that are deployed in selected mobile sites or mobile apps, and typically appear in the form of banners, buttons, app-launch screen images and interstitial ads. During the fiscal years 2022 and 2021, media channels we utilized for deployment of mobile app ads for our advertisers included independent apps with acceptable level of traffic, app stores as well as demand-side platforms, or DSPs. We did not provide mobile app ads deployment services during the fiscal years ended December 31, 2023, 2024 and 2025.

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

In 2025, our top five customers were Shenzhen Oriental Modern Information Technology Co., Ltd., Beijing Dajia Network Information Technology Co., Ltd., Ctrip Network Technology (Shanghai) Co., Ltd., Guazi Automobile Service (Tianjin) Co., Ltd., and Beijing Quna Software Technology Co., Ltd., representing 43.0%, 19.3%, 16.6%, 2.8% and 2.2% of our total revenue, respectively.

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

We implement a set of comprehensive measures to protect our intellectual properties, in addition to making trademark registration applications. Key measures include: (i) timely registration, filing and application for ownership of our intellectual properties, (ii) actively tracking the registration and authorization status of intellectual properties and take action in a timely manner if any potential conflicts with our intellectual properties are identified, (iii) clearly stating all rights and obligations regarding the ownership and protection of intellectual properties in all employment contracts and commercial contracts we enter into.

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

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years 2025, 2024 and 2023, we did not make any material insurance claims in relation to our business.

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

Internet content in China is strictly regulated from a state security standpoint. The Cyber Security Law of the PRC (《中华人民共和国网络安全法》), which was enacted on November 7, 2016 and most recently amended by the SCNPC on October 28, 2025 (effective as of January 1, 2026), serves as the fundamental law in this area. It imposes comprehensive obligations on network operators to maintain network security, protect personal information, and strengthen the protection of critical information infrastructure. The 2025 Amendment significantly increased the penalties for non-compliance and further clarified the responsibilities of network operators in identifying and addressing cybersecurity threats.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (《中华人民共和国数据安全法》), which became effective on September 1, 2021. The Data Security Law establishes a tiered and classified data protection system based on the importance of data to economic and social development, and the degree of harm caused to national security or public interests if the data is tampered with, destroyed, leaked, or illegally obtained. Data processors are required to establish a sound data security management system and fulfill social responsibilities in data processing.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (《中华人民共和国个人信息保护法》), which became effective on November 1, 2021. As the first comprehensive law specifically regulating personal information protection in China, it stipulates the principles for processing personal information (including “informed consent”), the rights of individuals, and the obligations of personal information processors. It also imposes strict requirements on the cross-border transfer of personal information.

On September 24, 2024, the State Council promulgated the Regulations on the Administration of Network Data Security (《网络数据安全管理条例》), which became effective on January 1, 2025. These regulations provide detailed implementation rules for the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law. Under these regulations, data processors that process “important data” or are listed overseas are required to carry out an annual data security assessment either on their own or by engaging a third-party services institution. The data security assessment report for the prior year must be submitted to the local cyberspace affairs administration department before January 31 of each year. Furthermore, any data processor processing the personal data of more than one million users must apply for a cybersecurity review before listing overseas.

The Cyber Security Law of the PRC requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. Our PRC legal counsel, Beijing Dacheng, has advised us that, based on its understanding of the Cyber Security Law, we are not a network operator and not subject to the requirements imposed to network operators under the Cyber Security Law. However, as a non-network operator, like any individual or organization, we have an obligation under the Cyber Security Law not to acquire personal information by stealing or through other illegal means, or illegally sell or provide personal information to any other person. As of the date of this annual report, we are in material compliance with the Cyber Security Law, and this law has not had a significant impact on our business operations. However, our PRC legal counsel, Beijing Dacheng, has further advised us that there are uncertainties as to how the Cyber Security Law will be interpreted or amended by competent authorities in the future.

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

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. However, if we decide to conduct offerings in the future, we will be required to complete filings under the Overseas Listings Rules with the CSRC. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CSRC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Based on the foregoing, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to Beijing Baosheng through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the State Administration for Industry and Commerce or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

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

Under the relevant rules, any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject Baosheng Group, our SPV, to restrictions imposed on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders, and contribute registered capital as well as additional capital to Beijing Baosheng. If Beijing Baosheng fails to obtain necessary registered capital within the approved business time limit, the industries and commercial administrative authorities might revoke its business license. Due to the failure by shareholders to complete the registration, WFOE’s ability to pay dividends or make distributions to Baosheng Group, our SPV, is also restricted, and repatriation of profits and dividends derived from SPV by PRC residents to China are illegal. The offshore financing funds are also not allowed to be used in China. In addition, the failure of the PRC resident shareholders to complete the registration may subject the shareholders to fines less than RMB50,000, and the enterprises to fines less than RMB300,000.

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

On September 8, 2024, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (外商投资准入特别管理措施(负面清单) (2024年版)) (the “Negative List 2024”), which was promulgated by NDRC and MOFCOM and became effective on November 1, 2024. Industries listed in the Negative List 2024 are divided into two categories with respect to foreign investment: restricted and prohibited. On April 16, 2025, the Negative List for Market Access (2025) (市场准入负面清单2025 年版) was promulgated by NDRC and MOFCOM, which sets forth prohibited investment industries and industries requiring special permission, applicable to both the PRC investors and foreign investors. Industries not listed in the Negative List 2024 and Negative List for Market Access (2025) are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

Our principal businesses are precluded from the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (《外商投资准入特别管理措施（负面清单）（2024年版）》) and the Negative List for Market Access (2025 Edition) (《市场准入负面清单（2025年版）》), and are thus within the permitted industries for foreign investment.

Regulations relating to Foreign-Owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC (《中华人民共和国公司法》) (the “PRC Company Law”), which was promulgated by the SCNPC on December 29, 1993 and last amended and became effective on July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories, i.e., limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested limited liability companies. According to the PRC Company Law, any stipulations by other PRC laws governing foreign investment shall prevail over the PRC Company Law.

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

Circular 37 was issued to replace Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles). SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. As of the date of this annual report, three of our beneficial owners who are PRC residents have completed the registrations required by Circular 37.

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

Following the promulgation of the Foreign Investment Law, the Measures on Reporting of Foreign Investment Information (effective from January 1, 2020) and other relevant regulations recently in China, certain provisions of the M&A Rules, which are in conflict with the new foreign investment rules, are no longer enforceable. For example, mergers and acquisitions by foreign investor of a PRC entity which is not an affiliate to the foreign investor and does not engage in any business on the Negative Lists, including Negative List 2024 and Negative List for Market Access (2025) for foreign investment will not be subject to the approval process as prescribed by the M&A Rules. However, given the M&A Rules is not officially abolished and due to lack of official interpretation and guidance, the M&A Rules might still be enforceable against the transaction parties in terms of price evaluation, payment terms, and certain other aspects that the new foreign investment rules are silent on.

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

For details of each shareholder’s ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

D.  Property, Plants and Equipment

Our corporate headquarter is located in Beijing, China. We use the ten properties we own and two properties we lease from an unrelated third party in Horgos as office spaces with an aggregate gross floor area of approximately 11,737.51 ft2. We use a property we lease in Beijing as office space, with a total gross floor area of 8,167.98 ft2. We lease two properties as office spaces in Horgos and Kashi, from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.  Operating Results

Overview

We are an online marketing solution provider based in China. We are dedicated to helping advertisers manage their online marketing activities to achieve their business goals. Founded in 2014, our business has grown rapidly from a start-up online marketing agency to a multi-channel online marketing solution provider. We advise advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads in various forms such as search ads, in-app ads, mobile app ads and social media marketing ads. At the same time, as authorized agencies of some popular online media, we help online media to procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

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

We have built a broad and diverse advertiser base from a broad range of industries, including ecommerce and online service platforms, online education, online travel agencies, financial services, online gaming, car services and advertising agencies, among others. For the years ended December 31, 2025, 2024 and 2023, the number of advertisers (including direct advertisers and third-party advertising agencies subscribing our services on behalf of their advertising clients) was 714, 528 and 285, respectively. For the years ended December 31, 2025, 2024 and 2023, top five advertisers contributed 83.4%, 85.0% and 52.4% of total gross billing, respectively. Our gross billing decreased from $18.8 million for the year of 2023 to $12.1 million for the year of 2024, while increased to $18.4 million for the year ended 2025.

We earn rebates and incentives from media or their authorized agencies (collectively “publishers”) for procuring advertisers to place ads with them, or net fees from advertisers when we purchase ad inventory on their behalf and provide advertising services to them. As such, our customers are comprised of publishers and advertisers. We recognize revenues on a net basis as either rebates and incentives from publishers or net fees from advertisers. For the years ended December 31, 2025, 2024 and 2023, we generated rebates and incentives from publishers of $0.5 million, $0.4 million and $0.9 million, respectively, and net fees from advertisers of $0.1 million, $0.2 million and $34,796, respectively.

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

Results of Operations for the Years Ended December 31, 2025 and 2024

The following table summarizes the results of our operations during the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2025	2024	Amount	%
Revenues	$568,993	$624,087	$(55,094)	(8.8)%
Cost of revenues	(497,610)	(433,488)	(64,122)	14.8%
Gross profit	71,383	190,599	(119,216)	(62.5)%

Operating expenses
Selling and marketing expenses	(259,864)	(405,345)	145,481	(35.9)%
General and administrative expenses	(4,022,720)	(3,521,692)	(501,028)	14.2%
Provision for doubtful accounts	(3,244,489)	(23,009,903)	19,765,414	(85.9)%
Impairment of deposit due from a third party	(2,782,609)	—	(2,782,609)	100%
Total operating expenses	(10,309,682)	(26,936,940)	16,627,258	(61.7)%

Loss from operations	(10,238,299)	(26,746,341)	16,508,042	(61.7)%

Other income (expenses)
Interest expense, net	(12,137)	(135,164)	123,027	(91.0)%
Changes in fair value of short-term investments	17,752	473,361	(455,609)	(96.2)%
Subsidy income	—	14,896	(14,896)	(100.0)%
Other expenses, net	(1,788,270)	(477,986)	(1,310,284)	(274.1)%
Total other expenses, net	(1,782,655)	(124,893)	(1,657,762)	1,327.3%

Loss before income taxes	(12,020,954)	(26,871,234)	14,850,280	(55.3)%
Income tax expense	(695)	—	(695)	100.0%
Net loss	$(12,021,649)	$(26,871,234)	$14,849,585	(55.3)%

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

Our total revenues decreased by $55,094 or 8.8% to $0.6 million for the year ended December 31, 2025. The following table sets forth a breakdown of our revenues:

	For the Years Ended
	December 31,				Variance
	2025	%	2024	%	Amount	%
Rebates and incentives offered by publishers	$488,692	85.9%	$402,462	64.5%	$86,230	21.4%
Net fees from advertisers	80,301	14.1%	221,625	35.5%	(141,324)	(63.8)%
Total	$568,993	100.0%	$624,087	100.0%	$(55,094)	(8.8)%

The rebates and incentives offered by publishers increased by $0.1 million, or 21.4%, from $0.4 million for the year ended December 31, 2024 to $0.5 million for the year ended December 31, 2025, which was primarily driven by increased orders in rebates and incentives offered by news feed ads publishers as a result of continuous demand in news feed ads among our publisher customers.

The net fees from advertisers decreased by $0.1 million, or 63.8%, from $0.2 million for the year ended December 31, 2024 to $0.1 million for the year ended December 31, 2025. The decrease was mainly caused by an increase of media costs we incurred on behalf of advertisers which was because we engaged outsourced labors to provide services for our advertisers while we focused on increased orders from rebates and incentive business.

The following table sets forth a breakdown of revenues by services offered during the years ended December 31, 2025 and 2024:

	For the years ended
	December 31,		Variance
	2025	2024	Amount	%
SEM services
Gross billing	$1,609,966	$3,074,622	$(1,464,656)	(47.6)%
Less: Media costs	1,566,347	3,053,086	(1,486,739)	(48.7)%
(as % of gross billing)	97.3%	99.3%
Revenue from SEM services	$43,619	$21,536	$22,083	102.5%

Non-SEM services
Gross billing	$16,741,487	$9,007,622	$7,733,865	85.9%
Less: Media costs	16,216,113	8,405,071	7,811,042	92.9%
(as % of gross billing)	96.9%	93.3%
Revenue from Non-SEM services	$525,374	$602,551	$(77,177)	(12.8)%

Revenues	$568,993	$624,087	$(55,094)	(8.8)%

The revenues from SEM services consist of rebates and incentives offered by publishers and net fees from advertisers. The revenues from SEM services increased by $22,083, or 102.5%, to $43,619 for the year ended December 31, 2025 from $21,536 for the year ended December 31, 2024. We experienced further decrease in gross billings from SEM services because we reduced cooperation with publishers as we cannot obtain longer credit terms from the publishers or afford to prepay gross billing amount on behalf of our advertisers as the legal proceedings incurred significant legal expenses. However, the revenue from SEM services increased as a result of an increase in net fees from advertisers.

The revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services decreased by $0.1 million, or 12.8%, from $0.6 million for the year ended December 31, 2024 to $0.5 million for year ended December 31, 2025. Such a decrease was also attributable to an increase of media costs incurred in net fees from advertisers because we engaged more outsourced labors to provide services.

Cost of revenues

Our total cost of revenues increased by $0.1 million or 14.8%, from $0.4 million for the year ended December 31, 2024, to $0.5 million for the year ended December 31, 2025. The following table sets forth a breakdown of our cost of revenues for the years ended December 31, 2025 and 2024:

	For the Years Ended
	December 31,				Variance
	2025	%	2024	%	Amount	%
Payroll and welfare expenses	$429,590	86.3%	$381,184	69.7%	$48,406	12.7%
Others	68,020	13.7%	52,304	30.3%	15,716	30.0%
Total	$497,610	100.0%	$433,488	100.0%	$64,122	14.8%

Given that the revenues are recognized on a net basis, the cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. The increase was primarily attributable to an increase of staff costs.

Gross profit

As a result of changes in revenue and cost of revenues, our gross profit decreased by $0.1 million from gross profit of $0.2 million for the year ended December 31, 2024 to gross profit of $0.1 million for the year ended December 31, 2025.

Selling and marketing expenses

Selling and marketing expenses primarily included payroll and welfare expenses incurred by sales and marketing personnel, business travel expenses, and entertainment expenses. Selling expenses decreased by $0.1 million, or 35.9% from $0.4 million for the year ended December 31, 2024 to $0.3 million for the year ended December 31, 2025. The decrease in selling expenses was primarily due to a decrease of $0.1 million in entertainment expenses.

General and administrative expenses

General and administrative expenses primarily consist of payroll and welfare expenses incurred by administration department as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travelling and entertainment expenses, and consulting and professional fees. General and administrative expenses increased from $3.5 million for the year ended December 31, 2024 to $4.0 million for the year ended December 31, 2025. The increase was primarily due to an increase of $0.3 million in professional consulting services as we engaged a financial advisor to find potential investor for the Company, and an increase of $0.2 million in bank charges.

Provision for doubtful accounts

The following table sets forth a breakdown of (reversal of provision)/provision for doubtful accounts for the years ended December 31, 2025 and 2024:

	For the years ended
	December 31,		Variance
	2025	2024	Amount	%
Provision for credit loss against accounts receivables	$1,027,900	$22,911,671	$(21,883,771)	(95.5)%
(Reversal of provision) provision for doubtful prepayments	(14,912)	47,645	(62,557)	(131.3)%
Provision for credit loss against other receivables	2,231,501	50,587	2,180,914	4,311.2%
	$3,244,489	$23,009,903	$(19,765,414)	(85.9)%

Provision for credit loss against accounts receivables

The Company provided allowance for credit loss against accounts receivable of $1.0 million and $22.9 million for the years ended December 31, 2025 and 2024, respectively. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

Provision for credit loss against other receivables

The Company provided allowance for credit loss against other receivable of $2.2 million and $50,587 for the years ended December 31, 2025 and 2024, respectively. The increase in provision for credit loss against other receivables was attributable to full provision of $2.2 million against recoverable value-added tax (“VAT”) because the Company assessed that it did not have sufficient output VAT to deduct against input VAT.

Impairment of deposit due from a third party

In November 2023, Baosheng Network and Nanjing Yunbei E-commerce Co., Ltd. (“Nanjing Yunbei”) entered into an Asset Merger and Acquisition Security Deposit Agreement, pursuant to which the Company deposited $2.6 million (RMB 20 million) into a custodian account under the name of Nanjing Yunbei to support the Company’s future investment opportunities. Once fully funded with the remaining RMB10 million, the deposit would be held in the custody account for up to twelve months. As of December 31, 2025, the Company assessed that it would not continue to fund the remaining RMB10.0 million and the collection of the deposits of RMB20 million is remote. Accordingly, the Company provided impairment of $2.8 million against deposits due from Nanjing Yunbei for the year ended December 31, 2025.

Other (expenses) income, net

For the year ended December 31, 2025, other income, net primarily consisted of share of equity gains of $0.5 million in one equity investee and impairment of $2.5 million against the long investment in the equity investee.

In June 2023, Beijing Xunhuo closed acquisition of 42.85% equity interest in Shanxingzhe, at cash consideration of $4.2 million (RMB 30 million). In May 2023, Beijing Xunhuo fully paid the cash consideration. Beijing Xunhuo is able to exercise significant influence over Shanxingzhe and accounted for the equity investment using equity method. By the end of year 2025, the Company decided to dispose its investment in an equity method investment and accordingly provided impairment of $2.5 million to reflect the estimated selling price, which was further evidenced by a selling agreement signed in April 2026.

For the year ended December 31, 2024, other loss, net primarily consisted of loss of $0.6 million disposal of property and equipment, partially net off against an increase in fair value of short-term investments of $0.5 million.

Income tax expense

For the year ended December 31, 2025, the Company incurred current income tax expenses of $695 from one profit-generating subsidiary. For the year ended December 31, 2024, the Company did not incur income tax expenses due to net operating losses.

Net Loss

As a result of the foregoing, we reported a net loss of $12.0 million and $26.9 million for the years ended December 31, 2025 and 2024, respectively.

Results of Operations for the Years Ended December 31, 2024 and 2023

The following table summarizes the results of our operations during the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended
	December 31,		Variance
	2024	2023	Amount	%
Revenues	$624,087	$921,834	$(297,747)	(32.3)%
Cost of revenues	(433,488)	(308,395)	(125,093)	40.6%
Gross profit	190,599	613,439	(422,840)	(68.9)%

Operating expenses
Selling and marketing expenses	(405,345)	(381,635)	(23,710)	6.2%
General and administrative expenses	(3,521,692)	(1,845,064)	(1,676,628)	90.9%
Provision for doubtful accounts	(23,009,903)	(726,294)	(22,283,609)	3,068.1%
Total operating expenses	(26,936,940)	(2,952,993)	(23,983,947)	812.2%

Loss from operations	(26,746,341)	(2,339,554)	(24,406,787)	1,043.2%

Other income (expenses)
Interest expense, net	(135,164)	(14,492)	(120,672)	832.7%
Changes in fair value of warrant liabilities	—	832	(832)	(100.0)%
Changes in fair value of short-term investments	473,361	596,796	(123,435)	(20.7)%
Subsidy income	14,896	9,876	5,020	50.8%
Other (expenses) income, net	(477,986)	(98,628)	(379,358)	(384.6)%
Total other (expenses) income, net	(124,893)	494,384	(619,277)	(125.3)%

Loss before income taxes	(26,871,234)	(1,845,170)	(25,026,064)	1,356.3%

Income tax expense	—	—	—	0.0%

Net loss	$(26,871,234)	$(1,845,170)	$(25,026,064)	1,356.3%

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

For the year ended December 31, 2023, other expenses, net primarily consisted of impairment of long-term investment of $0.1 million, partially net off against changes in fair value of short-term investments of $0.6 million.

Income tax expense

For the years ended December 31, 2024 and 2023, we incurred net operating losses and were not subject to or subject to minimal income tax expenses due to tax payments in quarterly tax return.

Net Loss

As a result of the foregoing, we reported a net loss of $26.9 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively.

B.  Liquidity and Capital Resources

Liquidity and Capital Resources

To date, we have financed the operations primarily through cash flow from operations and loans from third parties. We plan to support our future operations primarily from cash generated from our operations and cash on hand, borrowings from third parties and bank borrowings, and proceeds from equity instrument financing, where necessary.

In July 2023, Beijing Baosheng entered into a bank loan agreement with Bank of Communication, pursuant to which Beijing Baosheng borrowed a one-year loan of RMB6 million or $0.8 million. The interest rate for the borrowing was fixed at 3.55% per annum. The loan is guaranteed by Mr. Sheng Gong, the Company’s director, his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Sheng Gong and his spouse pledged their property with the counter guarantor. The guarantee and counter-guarantee were released with repayment of the borrowing.

In August 2024, Beijing Baosheng entered into a bank loan agreement with Bank of Communication, pursuant to which Beijing Baosheng borrowed a one-year loan of RMB5 million or $0.7 million. The interest rate for the borrowing was fixed at 3.0% per annum. The loan is guaranteed by Mr. Sheng Gong, the Company’s director, his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor.

In August 2025, Baosheng Network entered into a two-year revolving credit facility with China Merchant Bank, pursuant to which each borrowing was repayable in one year. In August 2025, Baosheng Network drew down approximately $0.4 (RMB 3.0 million) with interest rate was 4.58% per annum and fully repaid the borrowing in December 2025. As of December 31, 2025, the Company had no outstanding balance due to China Merchant Bank.

In September 2025, Baosheng Network entered into bank borrowing agreement with Bank of China, pursuant to which Baosheng Network borrowed approximately $0.4 million (RMB 3.0 million) for a period through August 31, 2026. The interest rate was 3.14% per annum.

In November 2025, Beijing Xunhuo entered into a bank borrowing agreement with Bank of Beijing, pursuant to which Beijing Xunhuo borrowed approximately $0.3 million (RMB 2.1 million) for a period through November 2026. The interest rate was 1.5% per annum. The Company also involved a third-party guarantor to provide guarantee service on the bank borrowing, and Mr. Sheng Gong provided counter-guarantee with the third-party guarantor.

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $12.0 million, $26.9 million and $1.8 million for the years ended December 31, 2025, 2024 and 2023, and reported a cash outflow of $2.3 million and $1.5 million from operating activities for the years ended December 31, 2025 and 2024, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2025, the Company had cash and cash equivalent of $1.3 million and short-term investments of $0.4 million. On the other hand, the balance of current liabilities of $9.1 million, among which advance from customers of $0.6 million were not required to be settled in cash. The current assets are sufficient to cover the current liabilities which were expected to get paid in the year ending December 31, 2026. The Company also obtained certain one-year bank borrowings during the year ended December 31, 2025. The Company expected to renew the bank borrowing upon its maturity. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms and bank loans. Additionally, in April 2026, Beijing Xunhuo transferred its 42.8571% partnership interest in Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”) to a third party buyer for cash consideration of RMB15.0 million (approximately $2.2 million). Pursuant to agreement between the Company and the third party buyer, the cash consideration will be fully received before June 30, 2026. Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

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

Cash Flows

The following table presents the summary of our cash flows for the periods indicated:

	For the Years Ended
	December 31,
	2025	2024	2023
Net Cash (Used in) Provided by Operating Activities	$(2,260,994)	$(1,520,419)	$2,259,466
Net Cash Provided by (Used in) Investing Activities	1,834,683	1,186,191	(6,312,936)
Net Cash Provided by (Used in) Financing Activities	15,305	(1,528,691)	847,350
Effect of exchange rate changes on cash, cash equivalents and restricted cash	196,323	27,385	(156,895)
Net decrease in cash and cash equivalents	(214,683)	(1,835,534)	(3,363,015)
Cash and cash equivalents at beginning of year	1,480,528	3,316,062	6,679,077
Cash and cash equivalents at end of year	$1,265,845	$1,480,528	$3,316,062

Operating Activities

Net cash used in operating activities was $2.3 million for the year ended December 31, 2025, mainly derived from (i) net loss of $12.0 million for the year adjusted for noncash impairment of deposit of $2.8 million, impairment of a long-term investment of $2.5 million, provision for expected credit loss against other receivable of $2.2 million, provision for expected credit losses against accounts receivable of $1.0 million, depreciation and amortization expenses of $0.4 million and loss from disposal of property and equipment of $0.1 million, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in accounts receivable of $1.8 million because of delayed payments from advertisers; (b) a decrease in prepayment of $0.6 million to third parties as a result of the decrease of advertising services purchased from publishers; (c) an increase of $1.5 million in accounts payable because we delayed payments to advertisers which was in line with delayed collection from publishers; (d) an increase of $0.4 million in customer deposits; and (e) an increase of $0.7 million in accrued expenses and other liabilities.

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

Investing Activities

Net cash provided by investing activities amounted to $1.8 million for the year ended December 31, 2025, primarily including proceeds of $1.5 million from redemption of short-term investments and proceeds of $0.8 million from sales of properties, partially offset by purchase of short-term investments of $0.4 million.

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

Financing Activities

Net cash provided by financing activities amounted to $15,305 for the year ended December 31, 2025, primarily consisting of proceeds from bank borrowing of $1.1 million, partially offset by repayment of bank borrowings of $1.1 million.

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

Capital Expenditures

Our capital expenditures were $3,988, $30,108 and $1.5 million in fiscal years ended December 31, 2025, 2024 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Baosheng Media Group Holdings Limited is a holding company with no operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprises in the PRC have been subject to the same statutory reserve requirements as domestic companies since January 1, 2025. Accordingly, our PRC subsidiaries are required to appropriate at least 10% of their after-tax profits, as determined in accordance with PRC GAAP, to a statutory reserve fund. Such appropriation is no longer required once the balance of the statutory reserve fund reaches 50% of the registered capital of the relevant subsidiary. In addition, our PRC subsidiaries may, upon approval by their shareholders, appropriate discretionary reserve funds from their after-tax profits.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Upon the adoption of ASU 2016-13, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “provision for doubtful accounts” in the consolidated statements of loss and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the years ended December 31, 2025 and 2024, the Company provided allowance for expected credit losses of $1.0 million and $22.9 million against accounts receivable. For the year ended December 31, 2023, the Company reversed allowance for expected credit losses of $0.7 million against accounts receivable.

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

As of December 31, 2025 and 2024, deferred tax assets from the net operating loss carryforwards amounted to $5.1 million and $4.5 million, respectively. We have recognized a valuation allowance against deferred tax assets of $5.1 million, $4.5 million and $3.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,300). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2025, 2024 and 2023, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Lina Jiang	48	Chairperson of the board, Chief Executive Officer
Sheng Gong	44	Director
Chenfang Zhai	48	Chief Financial Officer
Jianhua Cheng	48	Independent Director
Tao Liu	42	Independent Director
Changhong Jiang	48	Independent Director

The following is a brief biography of each of our executive officers and directors:

Lina Jiang, age 48, serves as the Chairperson of the Board of Directors and Chief Executive Officer since January 2025. Ms. Lina Jiang has over 20 years of work experience and has held core management positions at various companies. Since June 2023, she has been serving as the Chairwoman of the board of directors at Wangmao Liquor Group Co., Ltd. Since November 2021, she has been serving as the President of Zhiding Group. From May 2019 to October 2021, she held the position of Vice President at Yueshang Group. In July 2000, she founded Qizhi Education, where she has severed as Chairwoman, overseeing nationwide franchise development and operations. She graduated from Northeast Normal University in 2000 with a bachelor’s degree in English Education.

Sheng Gong, age 44, serves as our director and the national sales director of our SEM advertising, and is primarily responsible for overseeing the business development, sales and marketing of our SEM services. Mr. Sheng Gong has over 10 years of experience in business development and sales and marketing in the media industry in China. Since August 2021, Mr. Sheng Gong has served as the legal corporate representative and director of Baosheng Network, responsible for overseeing the company’s business development, client relations, and management functions. From June 2018 to July 2021, Mr. Sheng Gong served as the head of business department of the Beijing branch company of Horgos Baosheng. Prior to that, Mr. Sheng Gong served as a director, head of business development, and legal corporate representative of Beijing Baosheng from May 2016 to May 2018. Mr. Sheng Gong received a bachelor’s degree in computer application from Beijing Jianshe University in the PRC in 2004.

Chenfang Zhai, age 48, serves as our chief financial officer since May 2025. Mr. Zhai is responsible for managing our finances, evaluating our financial risks and opportunities, and is responsible for financial reporting. Ms. Zhai has 16 years of experience in finance. Since July 2015, she has served as the Chief Financial Officer of Wangmao Qianzhuang Liquor Industry (Beijing) Co., Ltd., where she is responsible for all functions of the finance department. She graduated in 2023 from the University of International Business and Economics with a major in Business Administration.

Jianhua Cheng, age 48, has served as the Company’s independent director since March 2025. From August 2000 to February 2003, he worked at China Railway 17th Bureau Group Third Company as an officer in the Publicity Department, where he was responsible for corporate branding and publicity. From March 2003 to June 2008, he served as a Senior Secretary at Beijing Haidian Science Park Construction Co., Ltd., overseeing executive document drafting and corporate culture promotion. From June 2008 to March 2018, he held the position of Chairman of the Trade Union and Supervisor at Beijing Haidian Science Park Construction Co., Ltd., managing trade union affairs. From March 2018 to February 2025, he worked as the Manager of the General Administration Department at Beijing Haidian Science Park Construction Co., Ltd., where he was responsible for corporate administration, safety, and branding management. Since July 2016, he has been serving as a Board Director at Beijing Taihe Jia Technology Co., Ltd. (stock code 870737), where he contributes to business decision-making and corporate strategic planning. Since January 2023, he has been the Legal Representative of Beijing Huashi Zhuoyue Education Technology Co., Ltd. He earned a Doctor of Philosophy in Business Administration in 2024 and a Master of Business Administration in 2022 from the Seoul School of Integrated Sciences & Technologies, and a Bachelor’s degree in Business Administration from Southwest Jiaotong University in 2009.

Tao Liu, age 42, has served as the Company’s independent director since October 2025. Mr. Liu is currently the CEO of Beijing Kaoersi Education Consulting Group Co., Ltd., a Beijing-based international education consulting company focused on academic support for Chinese students studying abroad. Since 2022, Mr. Liu has acted as this company’s CEO and has been responsible for its overall management and strategic planning. From 2014 to 2021, Liu Tao served as Deputy General Manager of the Eurasia Division and Assistant Vice President at New Oriental Education & Technology Group (NYSE: EDU), an education technology group headquartered and primarily operated in China. In that role, he oversaw study-abroad consulting services and language training programs across 17 Eurasian countries. Mr. Liu received his bachelor’s degree in Business Information Management from Northumbria University in 2008 and his master’s degree in Global Supply Chain and Logistics Management from Newcastle Business School, Northumbria University in 2010.

Changhong Jiang, age 48, has served as the Company’s independent director since February 2022. Mr. Changhong Jiang has over 15 years of experience in corporate finance and auditing and is familiar with the reporting requirements of U.S. GAAP. Since June 2019, Mr. Changhong Jiang has served as the deputy general manager, board secretary and partner of Beijing Zhongke Natong Electronic Technology Co., Ltd., where he mainly oversees the company’s initial public offering process. From December 2015 to May 2019, Mr. Jiang served as the financial director of Tianjin Taida Energy Group Co., Ltd., overseeing the company’s financial management, financing, budgeting and auditing functions. Mr. Changhong Jiang obtained his associate degree in accounting from Beijing Forestry University in the PRC in 2004 and bachelor’s degree in labor and social security from Jilin University in the PRC in 2015.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of $54,714 in cash to our executive officers, and we paid $10,561 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our Chief Executive Officer. Under the agreement, each of our executive officers is employed for a specified time period, which will be automatically renewed for additional one-year terms unless either party provides a two-month prior written notice before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of their employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receiving bribes, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We didn’t enter into employment agreement with our CFO.

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

Audit Committee. Our audit committee consists of Changhong Jiang, Tao Liu, and Jianhua Cheng. Changhong Jiang is the chairman of our audit committee. We have determined that Changhong Jiang, Tao Liu, and Jianhua Cheng satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Changhong Jiang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jianhua Cheng, Tao Liu, and Changhong Jiang. Mr. Jianhua Cheng is the chairperson of our compensation committee. We have determined that Jianhua Cheng, Tao Liu, and Changhong Jiang satisfy the “independence” requirements of the Nasdaq corporate governance rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Tao Liu, Changhong Jiang, and Jianhua Cheng. Mr. Tao Liu is the chairperson of our nominating and corporate governance committee. Tao Liu, Changhong Jiang, and Jianhua Cheng satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. The office of directors shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; (v) is prohibited by any applicable law or Nasdaq listing rules from being a director or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

D. Employees

The following table sets forth the breakdown of our employees by function as of December 31, 2025:

	As of
	December 31,
	2025
		% of
	Number	Total
Functions:
Sales and marketing	1	4%
Advertiser services	24	8%
Ad optimization	11	42%
Media relationships	2	8%
Management and administration	10	38%
Total	26	100%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 15, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 1,534,487 Ordinary Shares issued and outstanding as of April 15, 2026.

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

	Ordinary Shares Beneficially Owned
			Percentage
		Percentage of	of aggregate
		Total Ordinary	voting
	Number	Shares*	power**
Directors and Executive Officers: †
Lina Jiang	—	—	—
Sheng Gong (1)	34,375	2.24%	—%
Chenfang Zhai	—	—	—
Tao Liu	—	—	—
Jianhua Cheng	—	—	—
Changhong Jiang	—	—	—

All directors and executive officers as a group:	34,375	2.24%	—%

5% Shareholders:
AnRuiTai Investment Limited (2)	343,750	22.40%	22.40%
PBCY Investment Limited (3)	156,250	10.18%	10.18%

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

As of April 15, 2026, approximately 63.34% of our issued and outstanding Ordinary Shares are held in the United States by two record holders (Cede & Co. and Omar Marawi).

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

For the years ended December 31, 2025, 2024 and 2023, our transactions with related parties were summarized in the below table:

RELATED PARTY TRANSACTIONS AND BALANCES

Name	Relationship with the Company
Horgos Zhijiantiancheng Technology Co., Ltd. (“Horgos Zhijiantiancheng”)

Controlled by EJAM Media Technology Group Holding Co., Ltd. (“EJAM Group”), which indirectly held a 6.8% equity interest in the Company, and ceased to be a related party of the Company since January 2024 when EJAM sold equity interest in the Company.

Anruitai Investment Limited (“Anruitai”)	22.4% shareholder of the Company
Sheng Gong	A director of the Company and 10% shareholder of Anruitai
Wenxiu Zhong	90% shareholder of Anruitai

2)	Transactions with related parties

	For the Years Ended
	December 31,
	2025	2024	2023
Services purchased from related parties
Horgos Zhijiantiancheng	$—	$—	$161,264
	$—	$—	$161,264
Loans made to related parties
Anruitai	$2,053	$—	$—
Sheng Gong	—	—	1,412
	$2,053	$—	$1,412
Repayment of loans from a related party
Sheng Gong	$—	1,390	$—
	$—	1,390	$—

3)	Balances with related parties

As of December 31, 2025 and 2024, the balances due from related parties were as follows:

	December 31,	December 31,
	2025	2024
Due from related parties
Anruitai Investment Limited	$30,666	$28,667
	$30,666	$28,667

As of December 31, 2025 and 2024, the balances due to related parties were as follows:

	December 31,	December 31,
	2025	2024
Due to related parties
Wenxiu Zhong	$—	$3,566
	$—	$3,566

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Employment Agreements and Indemnification Agreements.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time become a party to various legal administrative proceedings arising in our ordinary course of our business. As of the date of this annual report, we were a party to the material legal proceedings described below. As we routinely enter into business contracts with our advertisers, we have been and may continue to be involved in legal proceedings arising from contract disputes.

The China Proceedings

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

In March 2022, Horgos Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Horgos Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Horgos Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102), and the court approved the extension of reservation to March 17, 2024. Due to the court’s reason, Horgos Baosheng withdrew the case filed at the Beijing Haidian District People’s Court. On January 24, 2024, Horgos Baosheng brought a breach of contract claim against Aipu in the Beijing Haidian District People’s Court again. The court held the hearings on September 10, 2024 and October 21, 2024. During the hearing, Horgos Baosheng was informed that the property reserved by Horgos Baosheng had been used for Aipu’s employee dispute and there was no property available for reservation. As of the date of this annual report, Horgos Baosheng has not yet received any payment from the defendants. Horgos Baosheng intends to file for enforcement.

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

On April 16, 2024, Beijing Haidian District People’s Court accepted a case filed by Beijing Baina Network Information Technology co., Ltd. (“Baina”) as the plaintiff, with Horgos Baosheng and Beijing Baosheng as the defendants. In this case, Baina sought the refund of the deposit and the account balance totaling RMB6,647,027.8 (approximately US$936,260.4). Baina voluntarily withdrew its claim on December 31, 2025.

On June 3, 2025, a director of the Company was served with a complaint filed by three institutional investors in the Beijing Fourth Intermediate People’s Court, alleging five defendants, including the director, engaged in corporate mismanagement that caused a significant decline in the value of the Company’s stock held by the investor, and seeking damages of RMB 47,249,848 (approximately US$6.59 million). The Beijing Fourth Intermediate People’s Court has split the case into three separate cases, with each of the three institutional investors serving as plaintiff, and transferred these three cases to the Beijing Shijingshan District People’s Court for trial. The claims and defendants in the three cases remain unchanged, with the case amounts adjusted to RMB 12,245,087, RMB 14,001,912, and RMB 21,002,849, respectively. Currently, the three cases have not yet been formally accepted and filed by the Beijing Shijingshan District People’s Court.

The U.S. and Cayman Islands Proceedings

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York (the “SDNY”), alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company filed a motion to dismiss on May 22, 2024, which was subsequently dismissed by the court without prejudice to refile after the Plaintiffs sought leave to file a third amended complaint on July 16, 2024. The Plaintiffs filed the third amended complaint on November 1, 2024, with the court’s approval. On December 20, 2024, the Company filed a motion to dismiss the third amended complaint. In response to the Plaintiffs’ opposition to the Company’s motion to dismiss, filed on February 7, 2025, the Company submitted its reply brief on March 7, 2025, in further support of its motion to dismiss. As of the date of this annual report, the SDNY has denied the Company’s motion to dismiss the complaint, and the litigation is proceeding to the next phase of answering the complaint and discovery.

On April 10, 2024, Orient Plus International Limited (the “Petitioner”) filed with the Grand Court of the Cayman Islands a winding up petition (“Petition”), seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner, the other investors and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. By a summons dated July 10, 2024, the Company applied for an order striking out the Petition, which was heard by the court on October 17, 2024. The court dismissed the summons on October 30, 2024. The legal proceedings are currently ongoing. As of the date of this annual report, the parties are in the midst of discovery. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

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

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular re entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

(c)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital and any capital redemption reserve in any manner authorized by law.

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

(e)	a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the Directors may from time to time require, is paid to the Company in respect thereof.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on prior notice being given in compliance with the applicable rules of Nasdaq, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register of members may not be closed, for more than 30 calendar days in any year.

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

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of two or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than one-third (1/3) of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

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

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by any or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

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

Currently, as resident enterprises in the PRC, Beijing Baosheng and its subsidiaries, Baosheng Network and its subsidiary, and Beijing Zhiding in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Baosheng Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at a standard rate of 16.5% (with the first HK$2 million of assessable profits potentially taxed at a lower rate of 8.25% under the two-tiered profits tax rates regime). Under the refined Foreign-Sourced Income Exemption (FSIE) regime in Hong Kong, certain foreign-sourced passive income (such as dividends, interest, and disposal gains) received in Hong Kong by an MNE entity may be subject to profits tax unless the relevant exemption requirements (e.g., economic substance, participation, or nexus requirements) are satisfied. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below).

This summary is limited to certain U.S. federal income tax considerations generally relevant to U.S. Holders that hold Ordinary Shares, as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary also does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual circumstances or status, including but not limited to:

●	our any member, founder, director, or officer, thereof;
●	banks, financial institutions or financial services entities;
●	broker-dealers or traders in securities or currencies;
●	taxpayers that are subject to the mark-to-market tax accounting rules;
●	tax-exempt entities including private foundations;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), S corporations, or other pass-through entities or arrangements (or investors therein);
●	regulated investment companies;
●	real estate investment trusts;
●	persons liable for alternative minimum tax;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own five percent or more of our Ordinary Shares by vote or value;
●	persons that acquired Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
●	persons that own Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;
●	persons that own Ordinary Shares in connection with a trade or business, permanent establishment, or fixed place of business outside the United States; or
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) owns Ordinary Shares, the U.S. federal income, tax treatment of such partnership and its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding any Ordinary Shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of ownership and disposition of Ordinary Shares.

This summary is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing are subject to differing interpretation and subject to change, which differing interpretation or change could apply retroactively and could affect the tax considerations described herein. This summary does not address any estate or gift tax considerations, any alternative minimum tax considerations, Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code or U.S. federal taxes other than those pertaining to U.S. federal income taxation, nor does it address any aspects of U.S. state, local or non-U.S. taxation.

We have not requested nor will we request any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any of the U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take positions that are inconsistent with those discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of Ordinary Shares, as the case may be, who or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) the trust has in effect a valid election to be treated as a United States person.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THEIR PARTICULAR TAX CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Ownership and Disposition of Ordinary Shares

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Ordinary Shares at the time actually or constructively received to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. Because the Company may not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that the full amount of distributions (if any) paid by the Company will be reported as dividends for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to the PFIC rules, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “-Gain or Loss on Sale, or Other Taxable Disposition of Ordinary Shares”) only if the Ordinary Shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Ordinary Shares.

Gain or Loss on Sale or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of the Ordinary Shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year at the time of such disposition.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Ordinary Shares so disposed of. Long- term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

The treatment of a U.S. Holder of Ordinary Shares could be materially different from that described above if the Company is or was treated as a PFIC for U.S. federal income tax purposes.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, certain royalties and rents, and gains from the disposition of passive assets. Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on the expected composition of the Company’s income and assets and the estimated value of the Company’s assets, the Company does not believe they were a PFIC for the taxable year ending December 31, 2025. However, because the Company’s PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile), there can be no assurances the Company will not be a PFIC for its taxable for the fiscal year ended December 31, 2026, or any future taxable year.

If the Company is a PFIC for any taxable year during which a U.S. person owns Ordinary Shares and any entity in which it owns equity interests is also a PFIC (a “Lower-tier PFIC”), the U.S. Holder will be deemed to own their proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

If the Company is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its Ordinary Shares will be allocated ratably over the U.S. Holder’s holding period for such Ordinary Shares. The amounts allocated to the taxable year of the sale or disposition and to any year before the Company became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its Ordinary Shares exceed 125% of the average of the annual distributions on the Ordinary Shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. The foregoing PFIC tax consequences are referred to as the “PFIC Default Regime.”

Alternatively, if the Company is a PFIC and if the Ordinary Shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could avoid the PFIC Default Regime by making a mark-to-market election. The Ordinary Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the Ordinary Shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of Ordinary Shares makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the mark-to-market election, the U.S. Holder’s tax basis in the Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to- market election, distributions paid on Ordinary Shares will be treated as discussed under “-Distributions on Ordinary Shares” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official IRS guidance that would give them the right to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded, and, therefore, the general rules applicable to ownership of a PFIC described above could continue to apply to a U.S. Holder with respect to any Lower-tier PFIC of the Company, even if the U.S. Holder made a mark-to-market election with respect to the Ordinary Shares.

The Company intends to provide the information necessary for a U.S. Holder to make and maintain a “qualified electing fund” election with respect to Ordinary Shares for the taxable year ended December 31, 2025 and the following taxable year if the Company determines that it is a PFIC for such year but may not make such information available for any subsequent year.

If the Company is a PFIC for any taxable year during which a U.S. Holder owns (or is deemed to own) any Ordinary Shares, subject to certain limited exceptions set forth in applicable Treasury regulations, the U.S. Holder will be required to file annual reports with the IRS with respect to the Company and any Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the determination of whether the Company is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. U.S. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of Ordinary Shares and the exercise of their redemption rights, including the tax consequences under state, local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act; provided that, effective March 18, 2026, our directors and officers will be subject to the insider reporting requirements of Section 16(a) of the Exchange Act; and. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Not applicable.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Due to the foregoing material weakness, management concluded that as of December 31, 2025, our internal control over financial reporting was ineffective.

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

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and industry—We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On July 25, 2025, the Company, upon the approval and ratification of the board of directors of the Company and the audit committee of the board, dismissed YCM CPA INC. (“YCM”), as its independent registered public accounting firm of the Company, effective on July 25, 2025, and appointed GGF CPA LTD (“GGF”) to serve as its independent registered public accounting firm, effective on July 25, 2025, for the year ending December 31, 2025. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM and GGF, for the periods indicated.

	For the Years Ended December 31,
	2024	2025
Audit fees(1)
- YCM CPA INC.	$605,500	$280,000
- GGF CPA LTD	—	175,000
Audit-Related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
Total	$605,500	$455,000

Note:

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements, review of the interim financial statements and for the audits of the financial statements in connection with the initial public offering, as well as the issuance of comfort letter in connection with the initial public offering and consent letter for shelf registration.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 25, 2025, the Company, upon the approval and ratification of the board of directors of the Company and the audit committee of the board, dismissed YCM CPA INC. (“YCM”), as its independent registered public accounting firm of the Company, effective on July 25, 2025, and appointed GGF CPA LTD (“GGF”) to serve as its independent registered public accounting firm, effective on July 25, 2025, for the year ending December 31, 2025.

YCM’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the Company’s fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through July 25, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM, would have caused YCM to make reference to the subject matter of the disagreements in its reports on the Company’s financial statements for such years.

In addition, during the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through July 25, 2025, there were no “reportable events,” as defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided YCM with a copy of the disclosures made in our report on Form 6-K filed with the SEC on August 1, 2025 and requested that YCM furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements made herein. A copy of YCM’s letter, dated July 31, 2025, is filed as Exhibit 16.1 to our Form 6-K filed with the SEC on August 1, 2025.

During the Company’s fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through July 25, 2025, neither the Company, nor anyone on behalf of the Company, has consulted GGF regarding either (i) the applicability of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that GGF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under Nasdaq Listing Rule 5635(d), which requires to obtain shareholder approval for a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding Ordinary Shares, and under Nasdaq Listing Rule 5620(a), which requires to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. As a result, our shareholders may be afforded less protection than they would have otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

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

2.2	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-254449), filed with the SEC on March 18, 2021)

2.3*	Description of Securities

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

4.3***	English Translation of Tencent Online Advertising Agency Service Contract by and between Beijing Xunhuo E-commerce Co., Ltd. and Beijing Zhiding Technology Co., Ltd., dated January 1, 2026

4.4***

English Translation of Super Huichuan Platform Business Agency & Service Agency Cooperation Agreement by and between Beijing Baosheng Technology Co., Ltd. and Guangzhou Juyao Information Technology Co., Ltd., dated March 9, 2026

4.5***	English Translation of Agency Operation Service Contract by and between Beijing Baosheng Network Technology Co., Ltd. And Beijing Maiyou Hudong Technology Co., Ltd., dated March 1, 2025

4.6***

English Translation of Information Service Entrustment Agreement by and between Beijing Dajia Internet Information Technology Co., Ltd. and Beijing Baosheng Network Technology Co., Ltd., dated August 6, 2025

4.7

English Translation of Asset Merger and Acquisition Security Deposit Agreement between Beijing Baosheng Network Technology Co., Ltd. and Nanjing Yunbei E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

4.8

Sale and Purchase Agreement, dated July 18, 2025, by and between Beijing Xunhuo E-commerce Co., Ltd. and Beijing Mr. Mo Technology Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to our report of foreign private issuer on Form 6-K (File No. 001-39977), filed with the SEC on July 28, 2025)

4.9

Partnership Interest Transfer Agreement, dated April 4, 2026, by and among Beijing Xunhuo E-Commerce Co., Ltd., Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd., and Guangzhou Shanxingzhe Technology Investment LLP. (incorporated herein by reference to Exhibit 99.1 to our report of foreign private issuer on Form 6-K (File No. 001-39977), filed with the SEC on April 8, 2026)

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

11.2

Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-39977), filed with the SEC on April 29, 2025)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Beijing Dacheng Law Offices, LLP

15.2*	Consent of YCM CPA INC.

15.3*	Consent of GGF CPA LTD

15.4

Letter of YCM CPA INC. to the U.S. Securities and Exchange Commission dated July 31, 2025. (incorporated herein by reference to Exhibit 16.1 to our report of foreign private issuer on Form 6-K (File No. 001-39977), filed with the SEC on August 1, 2025)

97.1

Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39977), filed with the SEC on May 15, 2024)

101.INS*	XBRL Instance Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.
***	Certain personally identifiable information has been omitted from th exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chief Executive Officer (Principal Executive Officer)
Date:	April 30, 2026

By:	/S/ Chenfang Zhai
Name:	Chenfang Zhai
Title:	Chief Financial Officer (Principal Financial Officer)
Date:	April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Baosheng Media Group Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Baosheng Media Group Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2025.

Guangzhou, the People’s Republic of China

April 30, 2026

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

PCAOB ID 6781

Irvine, California

April 29, 2025

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2025 and 2024

(Expressed in U.S. dollar, except for the number of shares)

	December 31,	December 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$1,265,845	$1,480,528
Short-term investments	368,253	1,326,241
Accounts receivable, net	4,575,267	3,663,506
Prepayments - third parties	—	615,811
Media deposits - third parties	563,582	265,784
Due from related parties	30,666	28,667
Deposit due from a third party	—	2,739,989
Other current assets	74,965	2,592,048
Total Current Assets	6,878,578	12,712,574

Long-term investments	4,817,921	6,576,688
Property and equipment, net	525,055	1,717,488
Operating right-of-use assets, net	194,207	—
Intangible assets, net	—	241,212
Total Assets	$12,415,761	$21,247,962

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$730,720	$684,997
Accounts payable	5,365,635	3,618,790
Advance from advertisers	576,422	754,837
Advertiser deposits	690,781	314,578
Income tax payable	275,198	255,656
Due to related parties	—	3,566
Accrued expenses and other liabilities	1,489,693	791,780
Total Current Liabilities	9,128,449	6,424,204
Total Liabilities	9,128,449	6,424,204

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2025 and 2024, respectively)	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Statutory reserve	898,133	898,133
Accumulated deficits	(35,480,426)	(23,458,777)
Accumulated other comprehensive loss	(3,709,544)	(4,194,747)
Total Shareholders’ Equity	3,287,312	14,823,758

Total Liabilities and Shareholders’ Equity	$12,415,761	$21,247,962

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in U.S. dollar, except for the number of shares and per share data)

	For the Years Ended
	December 31,
	2025	2024	2023
Revenues	$568,993	$624,087	$921,834
Cost of revenues	(497,610)	(433,488)	(308,395)
Gross profit (loss)	71,383	190,599	613,439

Operating Expenses
Selling and marketing expenses	(259,864)	(405,345)	(381,635)
General and administrative expenses	(4,022,720)	(3,521,692)	(1,845,064)
Provision for credit loss against doubtful accounts	(3,244,489)	(23,009,903)	(726,294)
Impairment of deposit due from a third party	(2,782,609)	—	—
Total Operating Expenses	(10,309,682)	(26,936,940)	(2,952,993)

Loss from Operations	(10,238,299)	(26,746,341)	(2,339,554)

Other Income (Expenses)
Interest expense, net	(12,137)	(135,164)	(14,492)
Changes in fair value of warrant liabilities	—	—	832
Changes in fair value of short-term investments	17,752	473,361	596,796
Subsidy income	—	14,896	9,876
Other expenses, net	(1,788,270)	(477,986)	(98,628)
Total Other (Expenses) Income, Net	(1,782,655)	(124,893)	494,384

Loss Before Income Taxes	(12,020,954)	(26,871,234)	(1,845,170)

Income tax expenses	(695)	—	—

Net Loss	$(12,021,649)	$(26,871,234)	$(1,845,170)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	485,203	(665,119)	(1,231,344)
Comprehensive Loss	$(11,536,446)	$(27,536,353)	$(3,076,514)

Weighted average number of ordinary shares outstanding
Basic and Diluted*	1,534,487	1,534,487	1,534,487

Loss per share
Basic and Diluted*	$(7.83)	$(17.51)	$(1.20)
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 16).

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in U.S. dollar, except for the number of shares)

					Retained	Accumulated
			Additional		Earnings	Other
	Ordinary Shares		Paid-in	Statutory	(Accumulated	Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Deficits)	Loss	Equity
Balance as of December 31, 2022	1,534,487	$14,731	$41,564,418	$898,133	$5,257,627	$(2,298,284)	$45,436,625
Net loss	—	—	—	—	(1,845,170)	—	(1,845,170)
Foreign currency translation adjustments	—	—	—	—	—	(1,231,344)	(1,231,344)
Balance as of December 31, 2023	1,534,487	$14,731	$41,564,418	$898,133	$3,412,457	$(3,529,628)	$42,360,111
Net loss	—	—	—	—	(26,871,234)	—	(26,871,234)
Foreign currency translation adjustments	—	—	—	—	—	(665,119)	(665,119)
Balance as of December 31, 2024	1,534,487	$14,731	$41,564,418	$898,133	$(23,458,777)	$(4,194,747)	$14,823,758
Net loss	—	—	—	—	(12,021,649)	—	(12,021,649)
Foreign currency translation adjustments	—	—	—	—	—	485,203	485,203
Balance as of December 31, 2025	1,534,487	$14,731	$41,564,418	$898,133	$(35,480,426)	$(3,709,544)	$3,287,312
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 16).

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(12,021,649)	$(26,871,234)	$(1,845,170)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	359,155	345,365	392,619
Amortization of right-of-use assets	20,134	—	—
Loss from disposal of property and equipment	133,582	578,553	6,991
Provision for credit loss of accounts receivables	1,027,900	22,911,671	(702,156)
(Reversal of provision) provision for doubtful accounts of prepayments	(14,912)	47,645	(1,243,233)
Provision for credit loss of other current assets	2,231,501	50,587	7,061
Impairment of prepayments for licensed copyrights	—	—	2,664,622
Investment income on short-term investments	(53,914)	—	—
Changes in fair value of short-term investments	(17,752)	(473,361)	(596,796)
Changes in fair value of warrant liabilities	—	—	(832)
Share of equity (gain) loss in one equity investee	(474,689)	86,405	9,214
Impairment of long-term investments	2,466,065	—	128,204
Impairment of deposit for a long-term investment	2,782,609	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,758,930)	(892,403)	5,818,395
Prepayments - third parties	640,301	274,045	1,064,623
Prepayments - a related party	—	212,817	3,012,482
Media deposits - third parties	(278,420)	434,822	532,336
Media deposits - a related party	—	—	101,682
Other current assets	323,658	117,898	(445,227)
Accounts payable	1,545,432	1,408,546	(6,324,955)
Advance from advertisers	(205,747)	(64,345)	114,874
Advertiser deposits	352,626	230,242	(437,091)
Income tax payable	8,122	12,747	—
Accrued expenses and other liabilities	677,487	77,937	(6,830)
Due to related parties	(3,553)	(8,356)	8,653
Net Cash (Used in) Provided by Operating Activities	(2,260,994)	(1,520,419)	2,259,466

Cash Flows from Investing Activities:
Purchases of property and equipment	(2,644)	(479,764)	(7,412)
Purchases of intangible assets	—	(5,805)	(22,696)
Proceeds from disposal of property and equipment	779,130	—	—
Purchases of short-term investments	(417,391)	(277,944)	(1,285,147)
Redemption of short-term investments	1,477,641	1,948,314	2,359,920
Purchase of long-term investments	—	—	(4,801,650)
Deposits made to a third party for future business combination	—	—	(2,554,539)
Loans made to related parties	(2,053)	—	(1,412)
Repayment of loans from a related party	—	1,390	—
Net Cash Provided by (Used in) Investing Activities	1,834,683	1,186,191	(6,312,936)

Cash Flows from Financing Activities:
Proceeds from bank borrowings	1,128,348	694,859	2,259,600
Repayment of bank borrowings	(1,113,043)	(2,223,550)	(1,412,250)
Net Cash Provided by (Used in) Financing Activities	15,305	(1,528,691)	847,350

Effect of exchange rate changes on cash and cash equivalents	196,323	27,385	(156,895)

Net decrease in cash and cash equivalents	(214,683)	(1,835,534)	(3,363,015)
Cash and cash equivalents at beginning of year	1,480,528	3,316,062	6,679,077
Cash and cash equivalents at end of year	$1,265,845	$1,480,528	$3,316,062

Supplemental Cash Flow Information
Cash paid for interest expense	$20,067	$69,234	$—
Cash paid for income tax	$—	$—	$—

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$209,089	$—	$—
Settlement of lease liabilities with receivable due from the buyer of properties (Note 7)	$209,089	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability. Baosheng Group, through its subsidiaries in the PRC, is engaged in providing online marketing channels to advertisers for them to manage their online marketing activities. At the same time, as the authorized agency of some popular online media, Baosheng Group helps online media procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels.

As of December 31, 2025, the accompanying consolidated financial statements reflect the activities of Baosheng Group and each of the following entities:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Parent company:
Baosheng Group	December 4, 2018	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Baosheng Group
Baosheng Media Group Limited (“Baosheng BVI”)	December 14, 2018	British Virgin Islands	100	Investment holding
Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng Hong Kong”)	January 7, 2019	Hong Kong	100	Investment holding
Beijing Baosheng Technology Company Limited (“Beijing Baosheng”)	October 17, 2014	PRC	100	Provision of online marketing channels
Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”)	August 30, 2016	PRC	100	Provision of online marketing channels
Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”) (Dissolved)	May 15, 2018	PRC	100	Provision of online marketing channels
Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”)	January 2, 2020	PRC	100	Provision of online marketing channels
Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”)	March 21, 2021	PRC	100	Provision of online marketing channels
Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”)	April 2, 2022	PRC	100	Advertising optimization services
Beijing Zhiding Baosheng Network Technology Co. Ltd. (“Zhiding Baosheng”)	March 4, 2025	PRC	100	Information consulting services and marketing planning services
Yuansheng Meiyan Healthcare Service (Hainan) Co., Ltd. (“Yuansheng Meiyan”)	April 24, 2025	PRC	100	Information consulting services and marketing planning services

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

Share consolidation and increase in authorized share capital

On March 6, 2023, the Company effected an increase in its authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each(the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Effective on September 29, 2023, the Company increased the authorized share capital of the Company from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each (the “2023 Share Capital Increase”). Immediately following the Increase in Share Capital, 2023 Share Consolidation, and the 2023 Share Capital Increase, the authorized share capital of the Company increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital and 2023 Share Consolidation on a retroactive basis pursuant to Accounting Standards Codification (“ASC”) 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

Disposition of a subsidiary

In May 2025, the Company dissolved the business of Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”). The management believed the dissolution of Kashi Baosheng did not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The dissolution was not accounted as discontinued operations in accordance with ASC 205-20. On the date of dissolution, Kashi Baosheng recorded net assets of $3,772. The Company recognized the loss of $3,725 dissolution of Kashi Baosheng in the account of “other loss, net” on the consolidated statements of operations and comprehensive loss.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and impairment of long-lived assets, estimates of allowances for credit losses, valuation allowance for deferred tax assets, fair value of warrant liabilities, revenue recognition, and other provisions and contingencies.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in the PRC.

Short-term investments

Short-term investments consist investments in trading securities.

Trading securities are investments in publicly-listed equity securities through various open market transactions. During the year ended December 31, 2025, 2024 and 2023, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value. The Company recorded an increase in fair value of short term investments of $17,752, $473,361 and $593,608 in the account of “changes in fair value of short-term investments” in consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively. The Company recorded an investment income of $53,914, $nil, and $nil in the account of “other expenses, net” in consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for credit losses against any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable does not bear interest.

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

After the adoption of ASU 2016-13, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “provision for expected credit losses” in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the year ended December 31, 2025 and 2024, the Company provided allowance for expected credit losses of $1,027,900 and $22,911,671 against accounts receivable. For the year ended December 31, 2023, the Company reversed allowance for expected credit losses of $702,156 against accounts receivable.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively, “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing, and generally short-term in nature, and they are reviewed periodically to determine whether their carrying value has become impaired when publishers are not able to provide advertising campaign services in the events of liquidation.

Prepayments (cont.)

For the year ended December 31, 2024, the Company accrued allowances for doubtful accounts of $47,645 against prepayments. For the year ended December 31, 2025 and 2023, the Company reversed allowances for doubtful accounts of $14,912 and $1,243,233 against prepayments, respectively.

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

As of December 31, 2025 and 2024, the balances of media deposits were $563,582 and $265,784, respectively.

Operating Leases

The Company sells and leases back its office in the year ended December 31, 2025. Upon transfer of the office, the transfer of the asset qualifies as a sale because (1) The buyer-lessor obtains control of the office upon the transfer of the asset, (2) the transfer does not involve a repurchase option, and (3) the leaseback does not result in a finance lease. The Company derecognized the office at carrying value and recognized disposal loss at the amount of the difference between the consideration and carrying value, in the account of “other income (loss), net” on the consolidated statements of operations and comprehensive loss.

The leaseback of office is classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2025.

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

Equity investment without readily determinable fair value measured at Measurement Alternative

The Company elects to record the equity investment in a privately held company, over which the Company had no control or significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Suh equity investment accounted for using the measurement alternative is subject to periodic impairment review. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity investment. For the years ended December 31, 2025, 2024 and 2023, the Company recorded impairment loss of $nil, $nil, $128,204, respectively, against the long-term investments.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-term investment (cont.)

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

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the years ended December 31, 2025, 2024 and 2023, the Company recorded impairment loss of $2,466,065, $nil, $128,204, respectively, against investment in an equity investee.

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

For the years ended December 31, 2025, 2024 and 2023, no impairment was provided against property and equipment, or intangible assets.

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

As of December 31, 2025 and 2024, the balances of advertiser deposits were $690,781 and $314,578, respectively.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost - plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (“SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third - party publisher for a period of ad term. The Company provides advice and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

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

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (cont.)

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

The Company may offer rebates to advertisers on a case - by - case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the cost per click (“CPC”) and cost per acquisition (“CPA”) pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the cost per time (“CPT”) pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the years ended December 31, 2025, 2024 and 2023, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (cont.)

Net fees from advertisers (cont.)

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the condensed consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

The cost of purchasing ad inventories and advertising services is recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

	For the Years Ended
	December 31,
	2025	2024	2023
Nature of Revenue:
Rebates and incentives offered by publishers	$488,692	$402,462	$887,038
Net fees from advertisers	80,301	221,625	34,796
Total	$568,993	$624,087	$921,834

Category of Revenue:
SEM services	$43,619	$21,536	$559,307
Non-SEM services	525,374	602,551	362,527
Total	$568,993	$624,087	$921,834

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

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of December 31, 2025 and 2024. As of December 31, 2025, income tax returns for the tax years ended December 31, 2020 through December 31, 2024 remain open for statutory examination.

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2025, 2024 and 2023, the Company had no dilutive shares.

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$” or “$”) and the accompanying consolidated financial statements have been expressed in US$. The functional currency of the Company’s PRC subsidiaries is the Chinese Yuan (“RMB”). The functional currency of the Company’s other subsidiaries is the US$. The Company’s consolidated financial statements have been translated into the reporting currency U.S. dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation (cont.)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,
	2025	2024
Year-end spot rate	6.9931	7.2993

	For the Years Ended
	December 31,
	2025	2024	2023
Average rate	7.1875	7.1957	7.0809

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, short-term investments, accounts receivable, third party and related party, media deposits, other receivables, accounts payables, advertiser deposits, other payables, and due to related parties. Warrant liabilities (Note 13) were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

As of December 31, 2025 and 2024, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

Segment Reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income when making decisions about allocating resources and assessing performances of the Company.

The CODM assesses performance and decides how to allocate resources for our one operating segment based on consolidated net income that is reported on the consolidated statements of operations. Further, the Company has also evaluated the significant segment expenses incurred by our single segment and regularly provided to the CODM. The significant segment expenses provided to the CODM are consistent with those reported on the consolidated statements of operations and include cost of sales, selling, general and administrative, and income taxes. The CODM uses these metrics to make key operating decisions such as: approving a new service launch strategy, making significant capital expenditures, approving the design of key commercialization strategies, decisions about key personnel, and approving annual operating and capital budgets. The CODM considers budget-to-actual variances and year over year performance when making decisions supporting capital resource allocation.

Since the Company operates in one reportable segment, all financial information required can be found in the consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2025 and 2024, $1,089,406 and $1,400,025 of the Company’s cash were on deposit at financial institutions in the PRC, respectively. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $68,500).

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of December 31, 2025, two advertisers accounted for 43.4% and 38.1% of accounts receivable, respectively. As of December 31, 2024, four advertisers accounted for 23.1%, 21.2%, 15.8% and 12.3% of accounts receivable, respectively.

For the fiscal year ended December 31, 2025, three customers accounted for 43.0% 19.3% and 16.6% of total revenue, respectively. For the fiscal year ended December 31, 2024, three customers accounted for 47.7%, 19.3% and 15.6% of total revenue, respectively. For the fiscal year ended December 31, 2023, two customers accounted for 47.7% and 12.2% of our total revenue, respectively.

As of December 31, 2025 and 2024, one and one publisher accounted for 82.3% and 86.6% of the total accounts payable balance, respectively. For the fiscal year ended December 31, 2025, one publisher accounted for 93.0% of total purchase. For the fiscal year ended December 31, 2024, two publishers accounted for 70.7% and 23.7% of total purchase, respectively. For the fiscal year ended December 31, 2023, two publishers accounted for 59.9% and 25.1% of total purchase, respectively.

Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (cont.)

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of loss and cash flows.

3.GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $12,021,649, $26,871,234 and $1,845,170 for the years ended December 31, 2025, 2024 and 2023, respectively, and reported a cash outflow of $2,260,994 and $1,520,419 for the year ended December 31, 2025 and 2024. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.GOING CONCERN (CONTINUED)

As of December 31, 2025, the Company had cash and cash equivalents of $1,265,845 and short-term investments of $368,253, compared to current liabilities of $9,128,449, of which advances from customers of $576,422 were not required to be settled in cash. Total current assets are sufficient to cover current liabilities expected to be paid during the year ending December 31, 2026. The Company also obtained a one-year bank borrowing during the year ended December 31, 2025. The Company intends to meet its cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms and bank loans. Additionally, in April 2026, Beijing Xunhuo transferred its 42.8571% partnership interest in Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”) to a third party buyer for cash consideration of RMB15.0 million (approximately $2.2 million). Pursuant to agreement between the Company and the third party buyer, the cash consideration will be fully received before June 30, 2026. Given the factors mentioned above, the Company assesses current working capital to be sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on a going concern basis.

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

4.ACCOUNTS RECEIVABLE, NET

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for credit losses consisted of the following:

	December 31,	December 31,
	2025	2024
Accounts receivable	$4,688,247	$29,375,358
Less: allowance for expected credit losses	(112,980)	(25,711,852)
Accounts receivable, net	$4,575,267	$3,663,506

Movement of allowance for doubtful accounts was as follows:

	For the Years Ended
	December 31,
	2025	2024	2023
Balance at beginning of the year	$25,711,852	$13,417,481	$17,681,792
Charge to expenses	1,027,900	22,911,671	—
Reversal of expenses	—	—	(702,156)
Writing off of accounts receivable	(27,083,829)	(10,068,481)	(3,067,433)
Foreign exchange loss (income)	457,057	(548,819)	(494,722)
Balance at end of the year	$112,980	$25,711,852	$13,417,481

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.PREPAYMENTS – THIRD PARTIES

Prepayments to third parties consist of the following:

	December 31,	December 31,
	2025	2024
Prepayments to third party medias	$—	$1,228,357
Less: Provision for doubtful accounts	—	(612,546)
	$—	$615,811

Movement of allowance for doubtful prepayments was as follows:

	For the Years Ended
	December 31,
	2025	2024	2023
Balance at beginning of the year	$612,546	$581,462	$2,153,390
Charge to expenses	—	47,645	—
Reversal of expenses	(14,912)	—	(1,243,233)
Writing off of prepayments	(607,163)	—	(271,269)
Foreign exchange loss (income)	9,529	(16,561)	(57,426)
Balance at end of the year	$—	$612,546	$581,462

6.OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,	December 31,
	2025	2024
Recoverable value-added taxes	$2,313,646	$2,221,520
Others	74,965	427,080
Less: Provision for doubtful accounts	(2,313,646)	(56,552)
	$74,965	$2,592,048

Movement of allowance for doubtful accounts was as follows:

	For the Years Ended
	December 31,
	2025	2024	2023
Balance at beginning of the year	$56,552	$6,678	$6,874
Charge to expenses	2,251,069	50,587	7,061
Reversal of expenses	(19,568)	—	—
Writing off of other receivable	(37,671)	—	(7,061)
Foreign exchange loss (income)	63,264	(713)	(196)
Balance at end of the year	$2,313,646	$56,552	$6,678

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,	December 31,
	2025	2024
Property	$492,941	$1,627,658
Leasehold improvement	—	468,708
Office equipment	146,394	138,800
Vehicles	143,812	137,779
Electronic equipment	110,957	105,151
Less: Accumulated depreciation	(369,049)	(760,608)
	$525,055	$1,717,488

Depreciation expense was $114,191, $188,042 and $228,806 for the years ended December 31, 2025, 2024 and 2023, respectively.

In July 2025, Beijing Xunhuo entered into a sale of property agreement with Beijing Mr. Mo Technology Co., Ltd. (the “Buyer”), pursuant to which Beijing Xunhuo sold certain of its real property for consideration of $988,220 (RMB 7,102,828), of which $779,130 (RMB 5,600,000) was paid in cash and the remaining $209,089 (RMB 1,502,828) would be offset against lease payments under a three - year sale - and - leaseback arrangement. Under the lease arrangement, Beijing Xunhuo would lease back certain property for a term of three years. On the date of sale of property, the cost and accumulated depreciation of properties were $1,173,368 and $157,916, respectively. On the same date, the Company also disposed of leasehold improvement underlying the properties, of which the cost and accumulated depreciation of properties were $475,998 and $369,648, respectively. The Company recorded loss from disposal of properties and leasehold improvement of $133,582.

During the year ended December 31, 2024, the Company disposed of property, office equipment and electronic equipment, and recorded loss from disposal of property and equipment of $578,553. On the date of disposal, the cost and accumulated depreciation of property were $760,615 and $185,755, respectively. On the date of disposal, the cost and accumulated depreciation of electronic equipment were $18,122 and $17,007, respectively. On the date of disposal, the cost and accumulated depreciation of office equipment were $8,325 and $5,747, respectively.

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

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31,	December 31,
	2025	2024
Copyrights	$741,971	$710,846
Software	73,687	69,273
Less: Accumulated amortization	(815,658)	(538,907)
	$—	$241,212

Amortization expense was $244,964, $157,323 and $163,813 for the years ended December 31, 2025, 2024 and 2023, respectively.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.OPERATING LEASE

In connection with sales of properties in July 2025 (Note 7), the Company lease back a portion of the sold properties for a lease term of three years, for consideration of $209,089 (RMB 1,502,828). The consideration was settled at the inception of the lease arrangement. The leaseback transaction was accounted for an operating lease. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate. As of December 31, 2025, the Company had no lease liabilities, because the lease payments were settled at the inception of the lease arrangement.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

As of December 31, 2025, the Company had right-of-use assets of $194,207, which would be amortized in straight-line over the remaining lease term of 2.7 years.

Operating lease expenses was $53,285, $nil and $nil, respectively, for the years ended December 31, 2025, 2024 and 2023, among which $33,151, $nil and $nil were incurred for short-term leases.

10.DEPOSITS DUE FROM A THIRD PARTY

In November 2023, Baosheng Network and Nanjing Yunbei E-commerce Co., Ltd. (“Nanjing Yunbei”) entered into an Asset Merger and Acquisition Security Deposit Agreement, pursuant to which the Company deposited RMB20,000,000, or $2,554,539 into a custodian account under the name of Nanjing Yunbei to support the Company’s future investment opportunities. Once fully funded with the remaining RMB10,000,000, the deposit would be held in the custody account for up to twelve months. Due to its ongoing legal proceeds as described in Note 18, the Company has paused its funding of the remaining RMB10,000,000 until such matters are resolved. The deposit is interest-free during the custody period. As of December 31, 2025, the Company assessed that it would not continue to fund the remaining RMB 10,000,000 and the collection of the deposits of RMB 20,000,000 is remote. Accordingly, the Company provided impairment of $2,782,609 against deposits due from Nanjing Yunbei for the year ended December 31, 2025.

11.LONG-TERM INVESTMENTS

As of December 31, 2025 and 2024, long-term investments consisted of the following:

	December 31,	December 31,
	2025	2024
Equity investment without readily determinable fair value measured at Measurement Alternative (a)	$2,672,950	$2,560,822
Equity investment accounted for using the equity method (b)	2,144,971	4,015,866
	$4,817,921	$6,576,688

(a)	As of December 31, 2025 and 2024, the equity investment without readily determinable fair value measured at Measurement Alternative consisted of the following:

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.LONG-TERM INVESTMENTS (CONTINUED)

	December 31,	December 31,
	2025	2024
Beijing Qucheng Technology Co., Ltd. (“Qucheng”)	$1,242,969	$1,190,828
Beijing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”)	1,429,981	1,369,994
	$2,672,950	$2,560,822

In January 2023, Beijing Baosheng closed an acquisition of 12% equity interest in Beijing Qucheng Technology Co., Ltd. (“Qucheng”) at cash consideration of RMB9,600,000, or $1,397,119. The Company made cash consideration of $564,900 and $832,219, respectively, in January 2023 and December 2022. The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2025 and 2024, the Company did not identify orderly transactions for similar investments of the investees and the Company did not record upward or downward adjustments. For the year ended December 31, 2023, the Company provided impairment of $128,204 against investment in Qucheng as assessed that the Company’s share of fair value was below the investment as of December 31, 2023. As of December 31, 2025 and 2024, the Company did not identify indicators that the Company’s share of fair value was below the investment and did not provide impairment against investment in Qucheng.

In February 2021, the Company acquired 10% equity interest in Beijing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”) at cash consideration of RMB 10,000,000, or $1,550,195. The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2025 and 2024, the Company did not identify orderly transactions for similar investments, or impairment indicators of the investees, and the Company did not record upward or downward adjustments or impairment against the investment in Xinrong Fanxing.

(b)	As of December 31, 2025 and 2024, the equity investment accounted for using the equity method represented investment in Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”). In June 2023, Beijing Xunhuo closed acquisition of 42.85% equity interest in Shanxingzhe, at cash consideration of RMB30,000,000, or $4,236,750. In May 2023, Beijing Xunhuo fully paid the cash consideration.

Shanxingzhe is primarily engaged in investment in advertisement entities. The investment in Shanxingzhe is to diversify the Company’s advertising business. Beijing Xunhuo is able to exercise significant influence over Shanxingzhe and accounted for the equity investment using equity method. For the years ended December 31, 2025, 2024 and 2023, equity investment gain (loss) of $474,689, $(86,405) and $(9,214) was recognized in the account of “other income, net” in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2024 and 2023, the Company did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment in Shanxingzhe.

In December 2025, the Board approved the disposition of Company’s 42.8571% equity interest in Shanxingzhe with located buyer. Accordingly the management provided impairment of $2,466,065 to reflect the estimated selling price, which was further evidenced by a selling agreement signed in April 2026 at a consideration of $2,144,971.

Subsequent on April 4, 2026, Beijing Xunhuo, Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd. (the “Purchaser”), and Shanxingzhe entered into a Partnership Interest Transfer Agreement (the “Transfer Agreement”), pursuant to which Beijing Xunhuo agreed to sell, assign, and transfer its 42.8571% partnership interest in Shanxingzhe to the Purchaser for cash consideration of $2,144,971 (RMB15,000,000).

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.BANK BORROWINGS

	December 31,	December 31,
	2025	2024
Bank borrowings	$730,720	$684,997

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

In July 2023, Beijing Baosheng entered into a bank loan agreement with the Bank of Communication, under which Beijing Baosheng borrowed a one-year loan of RMB6,000,000, or $847,350. The interest rate for the borrowing was fixed at 3.55% per annum. The Company fully repaid the borrowing on due date. The loan is guaranteed by Mr. Sheng Gong, the Company’s director, his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Sheng Gong and his spouse pledged their property with the counter guarantor. The guarantee and counter-guarantee were released with repayment of the borrowing.

In August 2024, Beijing Baosheng entered into a bank loan agreement with the Bank of Communication, under which Beijing Baosheng borrowed a one-year loan of RMB5,000,000, or $694,859. The interest rate for the borrowing was fixed at 3.0% per annum. The Company fully repaid the borrowing on due date. The loan was guaranteed by Mr. Sheng Gong, the Company’s director, his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor.

In August 2025, Baosheng Network entered into a two-year revolving credit facility with China Merchant Bank, pursuant to which each borrowing was repayable in one year. In August 2025, Baosheng Network drew down approximately $417,931 (RMB 3,000,000) with interest rate was 4.58% per annum and fully repaid the borrowing in December 2025. As of December 31, 2025, the Company had no outstanding balance due to China Merchant Bank.

In September 2025, Baosheng Network entered into bank borrowing agreement with Bank of China, pursuant to which Baosheng Network borrowed approximately $417,931 (RMB 3,000,000) for a period through August 31, 2026. The interest rate was 3.14% per annum.

In November 2025, Beijing Xunhuo entered into a bank borrowing agreement with Bank of Beijing, pursuant to which Beijing Xunhuo borrowed approximately $293,565 (RMB 2,110,000) for a period through November 2026. The interest rate was 1.5% per annum. The Company also involved a third-party guarantor to provide guarantee service on the bank borrowing, and Mr. Sheng Gong provided counter-guarantee with the third-party guarantor.

For the years ended December 31, 2025, 2024 and 2023, interest expense arising from the bank borrowings amounted to $20,067, $69,234 and $73,406, respectively.

13.	WARRANT LIABILITIES

In connection with the private placement on March 18, 2021, the Company sold an aggregate of 112,610 warrants (giving effect to a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023) with each warrant entitling the holder thereof to purchase one half of one ordinary share at an exercise price of $107.71 per ordinary share (giving effect to a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023). A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.WARRANT LIABILITIES (CONTINUED)

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

The above mentioned cash-settled make-whole provisions led the warrants classified as a derivative warrant liability. The derivative warrant liability was initially recorded at fair value on the closing date of the private placement and were subsequently remeasured at fair value at each reporting dates. The changes in the fair value of derivative warrant liability were charged to the account of “Changes in fair value of warrant liabilities” in the consolidated statements of operations and comprehensive loss.

As of December 31, 2025 and 2024, the Company had 112,610 of private placement warrants outstanding. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. The change in the fair value of the warrant liabilities is summarized as follows:

Estimated fair value as of January 1, 2023	$832
Changes in estimated fair value	(832)
Estimated fair value as of December 31, 2023	–
Changes in estimated fair value	–
Estimated fair value as of December 31, 2024 and 2025	$–

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.WARRANT LIABILITIES (CONTINUED)

The fair value of the warrant liabilities was estimated using Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary share based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of December 31,	As of December 31,	As of December 31,	As of March 18,
	2025	2024	2023	2021
Volatility	25.04%	28.41%	28.63%	31.26%
Stock price	3.48	3.48	3.61	126.34
Expected life of the warrants to convert	0.72	1.72	2.72	5.50
Risk free rate	3.63%	4.25%	4.20%	1.09%
Dividend yield	0.0%	0.0%	0.0%	0.0%

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

Hong Kong

Baosheng Hong Kong is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng (dissolved), Baosheng Technology, Baosheng Network, Beijing Xunhuo, Zhiding Baosheng and Yuansheng Meiyan were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAXES (CONTINUED)

PRC (cont.)

Horgos Baosheng, Kashi Baosheng (dissolved), and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang Uygur Autonomous Region. The five-year preferential income tax treatment ending on December 31, 2025 for Baosheng Technology. Horgos Baosheng was entitled to an extension of five-year preferential income tax treatment ending on December 31, 2025. Other than the preferential tax treatment received by Horgos Baosheng, Kashi Baosheng (dissolved), and Baosheng Technology, all the other PRC subsidiaries of the Company are subject to the uniform enterprise income tax rate of 25%.

For the year ended December 31, 2025, the Company recorded current income tax expenses of $695 and deferred income tax expenses of $nil, respectively. For the years ended December 31, 2024 and 2023, the Company did not record current income tax expenses or deferred income tax expenses.

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended
	December 31,
	2025	2024	2023
PRC statutory income tax rate	25%	$25%	25%
Impact of different income tax rates in other jurisdictions	(9.1)%	(2.2)%	(4.7)%
Effect of preferential tax rate(a)	(0.2)%	(16.4)%	(20.2)%
Effect of non-deductible expenses	(0.3)%	(0.2)%	(1.9)%
Effect of change in valuation allowance	(15.4)%	(6.2)%	1.8%
Effective tax rate	0.0%	$0.0%	0.0%
(a)	The Company’s subsidiaries, Horgos Baosheng, Kashi Baosheng and Baosheng Technology are subject to a favorable tax rate of 0%. For the years ended December 31, 2025, 2024 and 2023, no tax saving resulted from the favorable tax rate.

Deferred tax assets as of December 31, 2025 and 2024 consist of the following:

	December 31,	December 31,
	2025	2024
Net operating losses carryforwards	$4,812,643	$4,448,794
Allowance for doubtful accounts of accounts receivable	16,745	63,357
Allowance for doubtful accounts of prepayments	—	15,605
Allowance for doubtful accounts of other current assets	288,960	11,381
Impairment of deposit for long-term investment	714,990	—
Impairment of long-term investment	633,655	—
Deferred tax assets, gross	6,466,993	4,539,137
Deferred tax liabilities from operating right-of-use assets	(48,552)	—
Deferred tax assets net off against deferred tax liability	6,418,441	4,539,137
Less: Allowance on deferred tax assets	(6,418,441)	(4,539,137)
	$—	$—

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

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAXES (CONTINUED)

PRC (cont.)

As of December 31, 2025 and 2024, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng Hong Kong, the Company accrued full valuation allowance of $5,069,796 and $4,539,137, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

15.EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Years Ended
	December 31,
	2025	2024	2023
Net Loss	$(12,021,649)	$(26,871,234)	$(1,845,170)

Weighted average number of ordinary shares outstanding
Basic and Diluted	1,534,487	1,534,487	1,534,487

Loss per share
Basic and Diluted	$(7.83)	$(17.51)	$(1.20)

For the years ended December 31, 2025, 2024 and 2023, the Company had no dilutive shares.

16.EQUITY

Ordinary shares

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

The Company believes it is appropriate to reflect the Increase in Share Capital and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares of ordinary shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.EQUITY (CONTINUED)

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

As of December 31, 2025 and 2024, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133 and $898,133, respectively. As of December 31, 2025 and 2024, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

17.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
Horgos Zhijiantiancheng Technology Co., Ltd. (“Horgos Zhijiantiancheng”)

Controlled by EJAM Media Technology Group Holding Co., Ltd. (“EJAM Group”), which indirectly held a 6.8% equity interest in the Company, and ceased to be a related party of the Company since January 2024 when EJAM sold equity interest in the Company.

Anruitai Investment Limited (“Anruitai”)	22.4% shareholder of the Company
Sheng Gong	A director of the Company and 10% shareholder of Anruitai
Wenxiu Zhong	90% shareholder of Anruitai

2)Transactions with related parties

	For the Years Ended
	December 31,
	2025	2024	2023
Services purchased from related parties
Horgos Zhijiantiancheng	$—	$—	$161,264
	$—	$—	$161,264
Loans made to related parties
Anruitai	$2,053	$—	$—
Sheng Gong	—	—	1,412
	$2,053	$—	$1,412
Repayment of loans from a related party
Sheng Gong	$—	1,390	$—
	$—	1,390	$—

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

3)Balances with related parties

As of December 31, 2025 and 2024, the balances due from related parties were as follows:

	December 31,	December 31,
	2025	2024
Due from related parties
Anruitai Investment Limited	$30,666	$28,667
	$30,666	$28,667

As of December 31, 2025 and 2024, the balances due to related parties were as follows:

	December 31,	December 31,
	2025	2024
Due to related parties
Wenxiu Zhong	$—	$3,566
	$—	$3,566

18.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On June 3, 2025, a director of the Company was served with a complaint filed by three institutional investors in the Beijing Fourth Intermediate People’s Court, alleging five defendants, including the director, engaged in corporate mismanagement that caused a significant decline in the value of the Company’s stock held by the investor, and seeking damages of RMB 47,249,848 (approximately $6.6 million). The Beijing Fourth Intermediate People’s Court has split the case into three separate cases, with each of the three institutional investors serving as plaintiff, and transferred these three cases to the Beijing Shijingshan District People’s Court for trial. The claims and defendants in the three cases remain unchanged, with the case amounts adjusted to RMB 12,245,087, RMB 14,001,912, and RMB 21,002,849, respectively. Currently, the three cases have not yet been formally accepted and filed by the Beijing Shijingshan District People’s Court.

On April 10, 2024, the Company was served with a copy of the winding up petition (the “Petition”), filed by Orient Plus International Limited (the “Petitioner”) with the Grand Court of the Cayman Islands (the “Grand Court”), seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner, the other investors and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. The Company filed a strike out application on July 10, 2024, which was dismissed by the Grand Court. The matter has therefore proceeded to trial. As of the date of this report, the parties are in the midst of discovery. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.CONTINGENCIES (CONTINUED)

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York (the “SDNY”), alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company extended the deadline to respond to May 22, 2024 in order to coordinate with other defendants in the matter. The Company filed a motion to dismiss the Plaintiffs’ second amended complaint on May 22, 2024. As of the date of this report, the SDNY has denied the Company’s motion to dismiss the complaint, and the litigation is proceeding to the next phase of answering the complaint and discovery. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

As of this annual report, there are no other legal proceedings, claims, or disputes that might cause the Company to be subject to loss contingencies.

19.SUBSEQUENT EVENTS

Other than the transfer of equity interest in Shanxingzhe in April 2026 (Note 11), these consolidated financial statements were approved by management and available for issuance on April 30, 2026, and the Company has evaluated subsequent events through this date.

20.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025 and 2024.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY (CONTINUED)

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	December 31,	December 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$170,657	$73,436
Due from related parties	30,666	57,661
Other current assets	22,370	193,422
Total Current Assets	223,693	324,519
Amounts due from subsidiaries	34,022,356	34,909,475
Total Assets	$34,246,049	$35,233,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accrued expenses and other liabilities	986,734	361,961
Deficits in investments in subsidiaries	29,972,003	20,048,275
Total Liabilities	30,958,737	20,410,236

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at December 31, 2025 and 2024, respectively)	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Accumulated deficits	(34,582,293)	(22,560,644)
Accumulated other comprehensive loss	(3,709,544)	(4,194,747)
Total Shareholders’ Equity	3,287,312	14,823,758

Total Liabilities and Shareholders’ Equity	$34,246,049	$35,233,994

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY ONLY (CONTINUED)

Condensed statements of comprehensive loss

	For the Years Ended
	December 31,
	2025	2024	2023
Loss from Operations	$(2,141,082)	$(2,414,929)	$(736,646)
Equity in loss of subsidiaries	(9,920,979)	(24,457,809)	(1,110,118)
Other income, net	40,412	1,504	771
Changes in fair value of warrant liabilities	—	—	823
Net Loss Before Income Taxes	$(12,021,649)	$(26,871,234)	$(1,845,170)

Income tax expense	—	—	—

Net Loss	$(12,021,649)	$(26,871,234)	$(1,845,170)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	485,203	(665,119)	(1,231,344)
Comprehensive Loss	$(11,536,446)	$(27,536,353)	$(3,076,514)

Condensed statements of cash flows

	For the Years Ended
	December 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net Cash Used in Operating Activities	$(1,252,086)	$(2,257,594)	$(755,736)

Cash Flows from Investing Activities:
Collection of loans from subsidiaries	—	—	503,854
Net Cash Provided by (Used in) Investing Activities	—	—	503,854

Cash Flows from Financing Activities:
Borrowings from subsidiaries	1,437,216	2,895,600	—
Net Cash Provided by Financing Activities	1,437,216	2,895,600	—

Effect of exchange rate changes on cash and cash equivalents	(87,909)	(660,752)	(30,923)

Net increase (decrease) in cash and cash equivalents	97,221	(22,746)	(282,805)
Cash and cash equivalents at beginning of year	73,436	96,182	378,987
Cash and cash equivalents at end of year	$170,657	$73,436	$96,182